Form 10-K, Exhibit 13
period 1996-10-31
NCI BUILDING SYSTEMS INC
filed 1997-01-29
CIK 883902

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA
                        (in thousands except per share)



                                                                   Year ended October 31,
                                                  --------------------------------------------------------
                                                     1992       1993         1994        1995        1996
                                                  --------------------------------------------------------
Sales . . . . . . . . . . . . . . . . . . . . .   $79,008    $134,506     $167,767    $234,215    $332,880
Net Income  . . . . . . . . . . . . . . . . . .     3,611       6,333       10,256      17,032      24,814
Net income per share  . . . . . . . . . . . . .       .67         .96         1.53        2.52        3.03
Working capital . . . . . . . . . . . . . . . .     4,835      15,511       16,885      31,687      51,958
Total assets  . . . . . . . . . . . . . . . . .    34,187      46,733       63,373      83,082     158,326
Long-term debt, noncurrent portion  . . . . . .     2,185       1,899          326         278       1,730
Shareholders' equity  . . . . . . . . . . . . .   $21,232     $28,655      $39,682     $57,682    $116,175
Average common shares and equivalents . . . . .     5,432       6,578        6,695       6,765       8,198



                               OPERATING POLICIES

RETURN ON ASSETS

Return on assets is defined as operating income divided by average assets used in the business (eliminating primarily cash). NCI's management and directors are thoroughly convinced that this ratio is the best measure of operating performance. Tight control over inventory, receivables, and fixed investment is as important as, and interrelated to, control of the income statement. Return on assets is a proxy for cash flow, which can reward shareholders with undiluted growth. In fiscal year 1996, NCI earned a return on assets employed in the business of 34%.

GROWTH

The company is dedicated to increasing its market share through strong marketing and low cost, quality manufacturing. Special niches that provide unusual profit and growth opportunities are sought. Overall profit growth of at least 15% per year is an intermediate goal of the company with larger increments possible in the short-term. This growth may be internally generated or it may come from carefully selected acquisitions.

DIVIDENDS

The company's officers and directors are all large stock or option holders. Thus, there is much sympathy for dividends. However, it is considered appropriate, at this stage of the company's development and in view of the available returns, to invest that money in the growth of the equity of the company as opposed to paying dividends.

COMPENSATION

The company believes in providing base salaries for its management on the low side of industry norms with opportunities, based on performance, to obtain very high bonuses. Specifically, return assets is the criterion for performance measurement. Bonuses begin when the ratio of operating income divided by assets used in the business is equal to 20%. Maximum bonuses, at a very high level, can be earned when 30% returns are achieved. This measure is felt to be most important because management of both the balance sheet and the income statement are critical to long-term success, especially in a cyclical industry.

CORPORATE RESPONSIBILITY

The company is committed to the goal of being an exemplary corporate citizen. Toward that end, we have an intense safety program ongoing in the workplace. We also provide broad coverage health insurance to all employees. There are not only employment, but advancement opportunities through our growth. We have proper awareness and concern for the overall environment. Finally, we employ high quality engineering professionals to ensure that our products are designed using sound engineering practices and principles.

Cover: The symbol on our cover embodies our central philosophy that our suppliers, employees, and our customers are all critical parts of a coordinated team necessary to produce a product that fulfills an economic need. We all understand that each team member must work together with the others to provide the appropriate quality, service, and price, and that commitment to teamwork is what has made NCI successful.

                       CONSOLIDATED STATEMENTS OF INCOME

                           NCI BUILDING SYSTEMS, INC.

                                                                                     October 31,
                                                                    -----------------------------------------------
                                                                       1994             1995              1996
                                                                    -----------------------------------------------
Sales ...........................................................   $167,766,770     $234,214,508      $332,879,707
Cost of sales ...................................................    124,125,815      169,814,614       241,373,691
                                                                    -----------------------------------------------
     Gross Profit ...............................................     43,640,955       64,399,894        91,506,016
                                                                    -----------------------------------------------
Engineering .....................................................      6,870,911        8,934,916        11,078,691
Selling .........................................................     11,265,957       15,777,253        22,365,791
General and administrative ......................................     10,064,368       13,399,120        19,650,136
                                                                    -----------------------------------------------
Total operating expenses ........................................     28,201,236       38,111,289        53,094,618
                                                                    -----------------------------------------------
     Income from operations .....................................     15,439,719       26,288,605        38,411,398
Interest expense ................................................        (82,364)         (55,871)         (108,203)
Other income ....................................................        640,892          821,722         1,585,960
                                                                    -----------------------------------------------
     Income before income taxes .................................     15,998,247       27,054,456        39,889,155
                                                                    -----------------------------------------------
Provision (benefit) for income taxes - Note 5 ...................
     Current ....................................................      5,983,924       10,493,151        15,898,356
     Deferred ...................................................       (241,768)        (470,495)         (822,737)
                                                                    -----------------------------------------------
Total income tax ................................................      5,742,156       10,022,656        15,075,619
                                                                    -----------------------------------------------
Net Income ......................................................   $ 10,256,091     $ 17,031,800      $ 24,813,536
                                                                    ===============================================
Net income per common and
     common equivalent share - Note 9 ...........................   $       1.53     $       2.52      $       3.03
                                                                    ===============================================

See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS

                           NCI BUILDING SYSTEMS, INC.

                                                           October 31,
                                                    ---------------------------
                                                        1995           1996
                                                    -----------    ------------
ASSETS
Current assets:
  Cash and cash equivalents......................   $17,631,409    $ 20,943,664
  Accounts receivable - Trade....................    18,443,034      35,477,296
  Other receivables - Note 11....................       619,891       2,271,674
  Inventories - Note 1...........................    16,897,455      28,692,930
  Deferred income taxes - Note 5.................     1,681,992       2,925,249
  Prepaid expenses...............................       185,063         298,702
                                                    -----------    ------------
  Total current assets...........................    55,458,844      90,609,515
                                                    -----------    ------------
Property, plant and equipment, net - Note 1......    25,629,382      42,751,545
                                                    -----------    ------------
Other assets:
  Excess of cost over fair value of acquired net
    assets - Note 1..............................     1,581,945      22,672,916
  Other..........................................       412,129       2,292,322
                                                    -----------    ------------
  Total other assets.............................     1,994,074      24,965,238
                                                    -----------    ------------
Total assets.....................................   $83,082,300    $158,326,298
                                                    ===========    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............   $    83,402    $     47,402
  Accounts payable...............................    11,966,447      21,527,027
  Accrued compensation and benefits..............     6,575,656       7,762,288
  Other accrued expense..........................     4,436,488       6,737,346
  Accrued income taxes...........................       709,692       2,577,168
                                                    -----------    ------------
  Total current liabilities......................    23,771,685      38,651,231
                                                    -----------    ------------
Long-term debt, noncurrent portion - Note 3......       278,396       1,729,566
                                                    -----------    ------------
Deferred income taxes - Note 5...................     1,349,734       1,770,255
                                                    -----------    ------------
Contingencies - Note 6
Shareholders' equity - Note 7
  Preferred stock, $1 par value, 1,000,000
    shared authorized, none outstanding..........            --              --
  Common stock, $.01 par value, 15,000,000 shared
    authorized, 6,290,595 and 7,966,777 shares
    issued and outstanding, respectively.........        62,906          79,668
  Additional paid-in capital.....................    13,696,475      47,358,938
  Retained earnings..............................    43,923,104      68,736,640
                                                    -----------    ------------
  Total shareholders' equity.....................    57,682,485     116,175,246
                                                    -----------    ------------
Total liabilities and shareholders' equity.......   $83,082,300    $158,326,298
                                                    ===========    ============

See Independent Auditor's Report and Accompanying Notes to the
Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                           NCI BUILDING SYSTEMS, INC.

                                                      Additional
                                          Common        Paid-In        Retained       Shareholders'
                                           Stock        Capital        Earnings          Equity
                                          ---------------------------------------------------------
Balance, October 31, 1993...............  $61,767     $11,958,205     $16,635,213     $ 28,655,185
Proceeds from exercise of stock options,
  including tax benefit thereon.........      112          87,438              --           87,550
Shares issued for
  contribution to 401K plan.............      407         682,438              --          682,845
Net income..............................       --              --      10,256,091       10,256,091
                                          --------------------------------------------------------
Balance, October 31, 1994...............   62,286      12,728,081      26,891,304       39,681,671
Proceeds from exercise of stock options,
  including tax benefit thereon.........      142         145,474              --          145,616
Shares issued for
  contribution to 401K plan.............      478         822,920              --          823,398
Net income..............................       --              --      17,031,800       17,031,800
                                          --------------------------------------------------------
Balance, October 31, 1995...............   62,906      13,696,475      49,923,104       57,682,485
Proceeds from stock offering............   10,865      24,759,142              --       24,770,007
Proceeds from exercise of stock options,
  including tax benefit thereon.........    2,458       2,722,474              --        2,724,932
Shares issued for
  contribution to 401K plan.............      439       1,008,847              --        1,009,286
Shares issued in connection with the
  purchase of DBCI......................    3,000       5,172,000              --        5,175,000
Net income..............................       --              --      24,813,536       24,813,536
                                          --------------------------------------------------------
Balance, October 31, 1996...............  $79,668     $47,358,938     $68,736,640     $116,175,246
                                          ========================================================

See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                          NCI BUILDING SYSTEMS, INC.


                                                                                    October 31,
                                                                    --------------------------------------------
                                                                        1994            1995           1996
                                                                    --------------------------------------------
Cash flows from operating activities
    Net Income . . . . . . . . . . . . . . . . . . . . . . . . .    $ 10,256,091    $ 17,031,800    $ 24,813,536
    Adjustments to reconcile net income to
        net cash provided by operating activities
        Depreciation and amortization. . . . . . . . . . . . . .       2,219,558       3,226,384       5,791,493
        Loss on sale of fixed assets . . . . . . . . . . . . . .             --            3,701           1,543
        Provision for doubtful accounts  . . . . . . . . . . . .         651,215       1,101,038         680,633
        Deferred income tax benefit. . . . . . . . . . . . . . .        (241,768)       (470,495)       (822,736)
    Changes in current assets and liability accounts,
        net of effects of acquisitions:
    Increase in accounts, notes and other receivable . . . . . .      (1,020,612)     (3,097,101)     (9,856,815)
    Increase in inventories  . . . . . . . . . . . . . . . . . .      (4,975,310)     (2,482,505)     (4,520,569)
    (Increase) decrease in prepaid expenses. . . . . . . . . . .         (41,103)         97,467         (35,491)
    Increase (decrease) in accounts payable. . . . . . . . . . .       4,768,451      (2,009,477)      3,042,752
    Increase in accrued expenses . . . . . . . . . . . . . . . .       1,992,380       4,857,823       1,603,120
    Increase (decrease) in income taxes payable. . . . . . . . .         751,249        (244,592)      3,843,170
                                                                    --------------------------------------------
        Net cash provided by operating activities. . . . . . . .      14,360,151      18,014,043      24,540,636
                                                                    --------------------------------------------
Cash flows from investing activities:
    Proceeds from the sale of fixed assets . . . . . . . . . . .             --            7,181         115,071
    Acquisition of Ellis Building Components . . . . . . . . . .      (4,250,000)            --              --
    Acquisition of Royal Buildings . . . . . . . . . . . . . . .             --         (910,000)            --
    Acquisition of Mesco Metal Buildings . . . . . . . . . . . .             --              --      (20,631,222)
    Acquisition of Doors & Building Components, Inc. . . . . . .             --              --      (11,000,000)
    Acquisition of Carlisle Engineered Metals, Inc . . . . . . .             --              --       (2,840,117)
    (Increase) decrease in other noncurrent assets . . . . . . .          54,541           7,725      (1,988,127)
    Capital expenditures . . . . . . . . . . . . . . . . . . . .      (5,935,522)     (5,836,820)    (10,318,399)
                                                                    --------------------------------------------
        Net cash applied to investing activities . . . . . . . .     (10,130,981)     (6,731,914)    (46,662,794)
                                                                    --------------------------------------------
Cash flows from financing activities:
    Net proceeds from sale of stock. . . . . . . . . . . . . . .             --              --       24,770,007
    Exercise of stock options. . . . . . . . . . . . . . . . . .          37,040          71,555         749,240
    Borrowings on line of credit and notes . . . . . . . . . . .       1,000,000             --              --
    Principal payments on long-term debt, line of
        credit and notes payable . . . . . . . . . . . . . . . .      (2,812,723)        (47,389)        (84,834)
                                                                    --------------------------------------------
        Net cash provided by (used in) financing activities  . .      (1,775,683)         24,166      25,434,413
                                                                    --------------------------------------------
        Net increase in cash . . . . . . . . . . . . . . . . . .       2,453,487      11,306,295       3,312,255
Cash beginning of period . . . . . . . . . . . . . . . . . . . .       3,871,627       6,325,114      17,631,409
                                                                    --------------------------------------------
Cash at end of period  . . . . . . . . . . . . . . . . . . . . .    $  6,325,114    $ 17,631,409    $ 20,943,664
                                                                    ============================================


See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          NCI BUILDING SYSTEMS, INC.


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting Entity

These financial statements include the operations and activities of NCI Building Systems, Inc. and its wholly-owned subsidiaries (Company) after the elimination of all material intercompany accounts and balances. The Company designs, manufactures and markets metal building systems and components for commercial, industrial, agricultural and community service use. The Company recognizes revenues as jobs are shipped.

(b) Accounts Receivable

The Company reports accounts receivable net of the allowance for doubtful accounts of $1,339,772 and $1,629,202 at October 31, 1995 and 1996,
respectively. Trade accounts receivable are the result of sales of buildings and components to customers throughout the United States and affiliated territories including international builders who resell to end users. Although the Company's sales historically have been concentrated in Texas and surrounding states, in recent years it has been expanding its authorized builder organization and customer base into the midwestern states and, to a lesser extent, into south central, southeastern and coastal states. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process. Company management is not aware of any significant concentrations of credit or market risks related to receivables or other financial instruments reported in these financial statements.

(c) Inventories

Inventories are stated at the lower of cost or market value, using specific identification for steel coils and weighted-average method for other raw materials. A summary of inventories follows:


                                                        October 31,
                                                ---------------------------
                                                   1995            1996
                                                ---------------------------
Raw materials . . . . . . . . . . . . . .       $12,255,393     $21,514,510
Work-in-process and
    finished goods  . . . . . . . . . . .         4,642,062       7,178,420
                                                ---------------------------
                                                $16,897,455     $28,692,930
                                                ===========================


(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. Depreciation is computed using the straight line method for financial reporting purposes and both straight line and accelerated methods for income tax purposes. Depreciation expense for the years ended October 31, 1994, 1995 and 1996 was $2,172,336, $2,995,051 and $4,236,397, respectively.

                                                        October 31,
                                                ---------------------------
                                                   1995            1996
                                                ---------------------------
Land. . . . . . . . . . . . . . . . . . .       $ 1,458,993    $  3,174,539
Buildings and improvements  . . . . . . .        11,401,480      20,136,496
Machinery, equipment
    and furniture . . . . . . . . . . . .        21,292,363      31,865,638
Transportation equipment  . . . . . . . .           582,371         910,801
Computer software . . . . . . . . . . . .           169,764         155,876
                                                ---------------------------
                                                 34,904,971      56,243,350
Less accumulated depreciation . . . . . .        (9,275,589)    (13,491,805)
                                                ---------------------------
                                                $25,629,382    $ 42,751,545
                                                ===========================

Estimated useful lives for depreciation are:


Buildings and improvements . . . . . . . .      10-20 years
Machinery, equipment and
    furniture. . . . . . . . . . . . . . .       5-10 years
Transportation equipment . . . . . . . . .       3-10 years
Computer software. . . . . . . . . . . . .          5 years


(e) Cash Flows Statement

For purposes of the cash flows statement, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the years ended October 31, 1994, 1995 and 1996 was $82,364, $55,871 and $108,203, respectively. Income taxes paid for the years ended October 31, 1994, 1995 and 1996 was $5,620,566, $11,032,810 and $12,762,769
respectively. Non-cash investing or financing activities included: $1,009,286 for the 1995 contribution for the 401k plan which was paid in common stock in 1995, $823,398 for the 1994 contribution for the 401k plan which was paid in common stock in 1994 and $583,000 in additional purchase price related to the acquisition of Ellis Building Components for the year ended October 31, 1994.

(f) Excess of Cost Over Fair Value of Acquired Net Assets

Excess of cost over fair value of acquired net assets is amortized on a straight-line basis over fifteen years. Accumulated amortization as of October 31, 1996 was $1,440,785, and $118,056 as of October 31, 1995. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill would be reduced by the estimated shortfall of cash flows.

(g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $1,054,951, $1,196,471 and $1,267,431 in 1994, 1995 and 1996, respectively.

(i) Long-Lived Assets

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operation when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

(j) Accounting for Stock-Based Compensation

In October 1995, the FASB issued Statement No. 123, Accounting for Stock-based Compensation, which encourages companies to apply a new fair value approach and to record compensation expense in the income statement measured at the grant date of the award using an option pricing model. Alternatively, companies are permitted to continue using current accounting rules for employee stock options, but will be required to provide pro forma net income and earnings per share information as if the new fair value approach had been adopted. The Company presently plans to continue to use the current accounting rules with the new disclosures required in the year ended October 31, 1997.

(2) NOTES PAYABLE (SHORT-TERM BORROWINGS)

        The Company has a revolving unsecured credit line of $6 million with a bank bearing interest that fluctuates with prime, (commitment fee 1/4% on unused portion) all of which was unused at October 31, 1995 and 1996, respectively.

(3) LONG-TERM DEBT

                                                             October 31,
                                                        ----------------------
                                                          1995         1996
                                                        ----------------------
Six year reducing revolving credit line of
$1 million with a bank bearing interest that
fluctuates with prime, with $72,900 quarterly
reducing borrowing base .............................   $     --    $       --

Notes payable to City of Mattoon bearing interest
at 3% secured by certain equipment, repayable by
certain equipment, repayable in aggregate monthly
installments of $4,828 maturing through
November 2001 .......................................    325,798       276,968

Note payable to employee bearing interest at 7%
maturing April 1, 2001, with an option to
convert into common stock at $29.925 per share.......         --     1,500,000

Other ...............................................     36,000            --
                                                        ----------------------
                                                         361,798     1,776,968
Current portion of long-term debt ...................    (83,402)      (47,402)
                                                        ----------------------
                                                        $278,396    $1,729,566
                                                        ======================

        Aggregate required principal reductions are as follows:

        Year Ended October 31,
        ----------------------------------------------------------
        1997 .........................................  $   47,402
        1998 .........................................      51,846
        1999 .........................................      53,423
        2000 .........................................      55,048
        2001 .........................................   1,556,722
        Thereafter ...................................      12,527
                                                        ----------
                                                        $1,776,968
                                                        ==========

        The loan agreements related to the revolving line and short-term borrowings contain, among other things, provisions relative to additional borrowings and restrictions on the amount of retained earnings available for the payment of dividends and the repurchase of common stock and provisions requiring the maintenance of certain net worth and other financial ratios. Under the most restrictive of these covenants, such dividends or stock repurchases are limited to 20% of the Company's net income for any 12-month period, which is further restricted on a quarterly basis, based on the ratio of cash flow (Net Income plus Depreciation and Amortization) for the previous 12-month period to current maturities of long-term debt plus dividends and stock repurchases.

        The carrying amount of the Company's long-term debt approximates its fair value.

(4) RELATED PARTY TRANSACTIONS

        During 1994, 1995 and 1996, the Company purchased $740,573, $1,052,829 and $1,417,064 respectively, of materials from a related party under an arm's length transaction.

(5) INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Taxes on income from continuing operations consist of the following:

                                               Year Ended October 31,
                                       ----------------------------------------
                                          1994          1995           1996
                                       ----------------------------------------
Current:  Federal...................   $5,630,366    $ 9,733,381    $14,530,670
          State.....................      353,558        759,770      1,367,686
                                       ----------------------------------------
  Total current.....................    5,983,924     10,493,151     15,898,356
Deferred: Federal...................     (233,304)      (445,063)      (745,472)
          State.....................       (8,464)       (25,432)       (77,265)
                                       ----------------------------------------
  Total deferred....................     (241,768)      (470,495)      (822,737)
                                       ----------------------------------------
Total provision.....................   $5,742,156    $10,022,656    $15,075,619
                                       ----------------------------------------

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

                                               Year Ended October 31,
                                       ----------------------------------------
                                          1994          1995           1996
                                       ----------------------------------------
Statutory federal income tax rate...      35.0%         35.0%          35.0%
State income taxes..................       0.8           1.8            2.4
Other...............................       0.1           0.3            0.4
                                       ----------------------------------------
  Effective tax rate................      35.9%         37.1%          37.8%
                                       ========================================

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                          1994          1995           1996
                                       ----------------------------------------
Deferred tax assets
  Capitalized overhead in inventory..  $  475,384     $  819,766     $1,210,913
  Bad debt reserve...................     374,698        495,716        602,804
  Accrued reserves...................     255,960        240,738        637,293
  Other..............................     194,296        251,982        572,876
                                       ----------------------------------------
Total deferred tax assets............   1,300,338      1,808,202      3,023,886
                                       ----------------------------------------
Deferred tax liabilities
  Depreciation and amortization......   1,323,670      1,140,082      1,426,749
  Other..............................     114,905        335,864        442,143
                                       ----------------------------------------
Total deferred tax liabilities.......   1,438,575      1,475,946      1,868,892
                                       ----------------------------------------
Net deferred tax asset (liability)...  $ (138,237)    $  332,256     $1,154,994
                                       ========================================

(6) OPERATING LEASE COMMITMENTS

    Total rental expense incurred from operating leases for the years ended October 31, 1994, 1995 and 1996 was $1,142,105, $2,639,201 and $3,989,603
respectively.

    Aggregate minimum required annual payments on long-term operating leases at October 31, 1996 were as follows:


         Year Ended October 31,
         -------------------------------------------------
         1997.................................  $1,948,478
         1998.................................   1,581,772
         1999.................................     995,319
         2000.................................     437,756
         2001.................................     188,795
                                                ----------
                                                $5,152,120
                                                ==========

(7) STOCK OPTIONS

    The Board of Directors has approved a non-statutory employee stock option plan. This plan includes the future granting of stock options to purchase up to 1,550,000 shares as an incentive and reward for key management personnel. As of October 31, 1996, the following tables reflects activity for the year. Options expire ten years from date of grant. The rights to acquire the option shares is earned in 25% increments over the first four years of the option period.

                Balance at       Option                                                  Balance at        Exercisable at
  Year      October 31, 1995     Price      Granted       Canceled      Exercised     October 31, 1996    October 31, 1996
----------------------------------------------------------------------------------------------------------------------------
  1989           319,811         $1.60        --             --         (200,000)          119,811             119,811
  1990            59,344          2.71        --             --          (16,500)           42,844              42,844
  1992           168,093         5.66 to      --             --           (5,000)          163,093             163,093
                                  6.33
  1993            46,125          12.50       --           (4,500)       (13,350)           28,275              17,025
  1994            89,000        16.25 to      --             --           (7,500)           81,500              33,250
                                  17.00
  1995            79,500        17.00 to      --           (5,250)        (3,500)           70,750              15,625
                                  18.25
  1996               --         23.00 to    315,000        (13,332)         --             301,668                 --
                                  28.50
----------------------------------------------------------------------------------------------------------------------------
 Total           761,873                    315,000        (23,082)      (245,850)         807,941             391,648
============================================================================================================================


(8) LITIGATION

        The Company is involved in certain litigation that the Company considers to be in the normal course of business. Management of the Company believes that such litigation will not result in any material losses.

(9) NET INCOME PER SHARE

        Net income per common share is computed by dividing net income after income taxes by the weighted average number of common shares outstanding during 1994, 1995 and 1996 after giving effect for common stock equivalents.

        Net income per share is calculated as follows:

                                                     Year Ended October 31,
                                              -------------------------------------
                                                 1994          1995        1996
                                              -------------------------------------
                                              (in thousands, except per share data)
Net income ...................................  $10,256      $17,032      $24,814
Average common shares outstanding.............    6,217        6,272        7,749
Common equivalent shares for:
     Stock options ...........................      478          493          449
Average shares and equivalents ...............    6,695        6,765        8,198
Net income per share .........................  $  1.53      $  2.52      $  3.03


(10) EMPLOYEE BENEFIT PLAN

        Effective January 1, 1992, the Company approved implementation of a 401(k) profit sharing plan (the "Savings Plan") which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant's salary. No other contributions may be made to the Savings Plan. Contributions accrued for the Savings Plan for the year ended October 31, 1994, 1995 and 1996 were $629,559, $775,190 and $1,154,696 respectively.

(11) ACQUISITIONS

        In November 1995, the Company acquired substantially all of the assets and assumed certain liabilities of Doors and Building Components, Inc. ("DBCI"), a manufacturer of roll-up steel overhead doors used primarily in self-storage and commercial/industrial applications, for approximately $12 million in cash and 300,000 shares of common stock of the Company, valued at $5.2 million. Based on the final determination of book value of the purchased assets, the price was reduced by approximately $2.5 million of which $1.5 million is due from the seller and is recorded as a receivable in the October 31, 1996 balance sheet. This amount was settled in cash in December, 1996. The excess of cost over fair value of the acquired net assets recorded was $11.4 million.

        In April, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of Mesco Metal Buildings, a division of Anderson Industries, Inc. ("Mesco"), a manufacturer of metal building systems and components, for approximately $20.8 million in cash and a $1.5 million 7% convertible subordinated debenture due April, 2001. The excess of cost over fair value of the acquired net assets recorded was $10.9 million.

        Accordingly, the consolidated results of operations for 1996 included DBCI and Mesco since the date of acquisition. Both acquisitions were accounted for using the purchase method. Assuming the acquisitions of DBCI and Mesco had been consummated as of November 1, 1994, the pro forma unaudited results of operations for the years ended October 31 are as follows:

                                                     (Unaudited)
                                        -------------------------------------
                                          1995                         1996
                                        -------------------------------------
                                        (in thousands, except per share data)
Sales ................................  $305,772                     $347,404
Net income ...........................    19,571                       26,345
  Net income per share ...............  $   2.40                     $   3.21

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
NCI Building Systems, Inc.
Houston, Texas

We have audited the accompanying balance sheets of NCI Building Systems, Inc. as of October 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at October 31, 1996 and 1995 and the consolidated results of its operations and its cash flow for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP

Houston, Texas
December 6, 1996

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected financial data for the Company for the periods indicated:

                                                   Year Ended October 31,
                                                ----------------------------
                                                 1994       1995       1996
                                                ----------------------------
Sales ........................................  100.0%     100.0%     100.0%
Cost of sales ................................   74.0       72.5       72.5
                                                ----------------------------
Gross profit .................................   26.0       27.5       27.5
Engineering expense ..........................    4.1        3.8        3.4
Selling, general and administrative expense...   12.7       12.5       12.6
                                                ----------------------------
Income from operations .......................    9.2       11.2       11.5
Interest expense .............................    0.1        0.0        0.0
Other (income) expense .......................   (0.4)      (0.4)      (0.5)
                                                ----------------------------
Income before income taxes ...................    9.5       11.6       12.0
Provision for income taxes ...................    3.4        4.3        4.5
                                                ----------------------------
Net income ...................................    6.1%       7.3%       7.5%
                                                ============================

FISCAL 1996 COMPARED TO FISCAL 1995

Sales in fiscal 1996 increased by $98.7 million, or 42%, compared to fiscal 1995. The acquisition of Doors and Buildings Components, Inc. ("DBCI") in November 1995 and Mesco Metal Buildings, a division of Anderson Industries, Inc. ("Mesco") in April 1996 accounted for $58.7 million of this increase. Excluding the 1996 sales of these two acquisitions, sales increased in 1996 by 17% compared to the prior year. This growth resulted from increased market penetration by the Company in the metal building market, expansion into the Western United States with the opening of a new plant in California and growth of the component division of the Company.

        Gross profit increased in fiscal 1996 by $27.1 million, or 42%, compared to fiscal 1995. This was in line with the increase in sales experienced for the year. Gross profit percent of 27.5% was the same as the percent achieved in fiscal year 1995. Slight increases in raw material costs during the year were offset by spreading fixed manufacturing costs over a higher sales base.

        Engineering expenses increased $2.1 million, or 24%, in the current year compared to fiscal 1995. Engineering expenses increased at a slower rate than sales due to increased sales of products which require less engineering effort such as components and DBCI products. Selling, general and administrative expenses ("SG&A") increased $12.8 million, or 44%, compared to the prior year. SG&A increased slightly faster than sales due to the establishment of a west coast sales function to support the new plant location and additional expenses resulting from the two acquisitions made in the current year.

        Interest expense increased by $52,000 as a result of the issuance of a $1.5 million subordinated debenture in connection with the acquisition of Mesco. Other income, which consists primarily of interest income, increased by $764,000 in the current year compared to fiscal 1995. This increase resulted primarily from the higher level of cash invested during the year and slightly higher average rates of returns on invested cash.

        Provision for income taxes increased by 50.4% in the current year and increased as a percent of sales from 4.3% to 4.5%. This increase was due to the increase in state income taxes in the current year compared to the prior year.

FISCAL 1995 COMPARED TO FISCAL 1994

Sales in fiscal 1995 increased by $66.4 million, or 40%, compared to fiscal 1994. The acquisition of Ellis Building in Georgia in October 1994 and of Royal Buildings in New Mexico in March 1995 permitted the Company to continue its geographic expansion in the southeast and southwest region of the country. This expansion coupled with the approximately 18% growth in industry sales in 1995 accounted for the majority of the Company's increase in sales.

        Gross profit for fiscal 1995 increased by $20.8 million, or 48%, compared to fiscal year 1994. The improvement in gross profit percent of 1.5% of sales to 27.5% in 1995 resulted from stable raw material costs, increased plant capacity from acquired facilities, better plant utilization and spreading of fixed manufacturing costs over a higher sales volume.

        Engineering expenses increased $2.1 million, or 30%, compared to fiscal year 1994. Engineering expenses increased at a slower rate than sales due increased sales of products which required less engineering effort and spreading of fixed costs over the higher sales volume. Selling, general and administrative expenses increased by $7.8 million, or 37%, compared to fiscal year 1994. Selling, general and administrative increased at a slower rate than sales due to spreading of fixed costs.

        Interest expense decreased by $26,000 due lower outstanding debt resulting from normal scheduled repayments. Other income increased by $181,000 due to a higher average balance of invested cash and higher rates of return in fiscal year 1995 compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

        The Company has historically funded its operations from cash flow from operations, bank borrowing and the sale of equity in the Company. Internal cash generation has been aided, in the opinion of the Company, by a compensation program under which bonuses are earned based on achieving specified return on assets goals. This program encourages management of the balance sheet as well as the income statement.

        Net cash flow from operations before changes in working capital components increased to $30.5 million in fiscal 1996 from $20.9 million in fiscal 1995. At October 31, 1996, working capital was approximately $52.0 million, an increase of $20.3 million from fiscal year 1995.

        The Company maintains a revolving credit facility with a bank lender that currently provides for a maximum credit, subject to borrowing base requirements, of $6.0 million and a six year reducing term revolver with a current borrowing base of $1.0 million. The revolving credit facility matures in February 1997 and bears interest at the prime rate. At October 31, 1996, the Company had no borrowing outstanding under either revolving credit facility and had not borrowed during the year.

        During the year, the Company invested $10.3 million in capital additions including a new plant built in Atwater, CA at a cost of approximately $4.0 million, a new DBCI plant in Houston, Texas at a cost of approximately $1.0 million, and acquired a plant location in Ennis, Texas for approximately $1.2 million. The remainder was spent primarily at other plant locations to increase production capacity. All of these expenditures were paid from internally generated cash.

        In December 1995, the Company sold in a secondary offering 1,086,000 shares of its common stock for approximately $24.8 million. The proceeds from this offering were used partially to fund the acquisitions of DBCI and Mesco as described in Note 11 to the Company's consolidated financial statements.

     Inflation has not significantly affected the Company's financial position or operations. Metal building system sales are affected more by the availability of funds for financing construction than by the rate of interest charged by the lender. No assurance can be given that inflation or the prime rate of interest will not fluctuate significantly, either or both of which could have an adverse effect on the Company's operations.

     Liquidity in future periods will be dependent on internally generated cash flows, the ability to obtain adequate financing for capital expenditures and the amount of increased working capital necessary to support expected growth.

     Historically, two-thirds of the Company's total assets are classified as current assets, which consists primarily of trade receivables from customers and raw material inventory; and the ratio of "quick assets" (cash plus receivables) to current liabilities has exceeded a 1 to 1 ratio.

     Based on the current capitalization of the Company, it is expected future cash flow from operations and availability of alternative sources of financing should be sufficient to provide adequate liquidity in future periods. There can be no assurance that liquidity would not be impacted by a severe decline in general economic conditions and higher interest rates which would affect the Company's ability to obtain external financing.

                       UNAUDITED QUARTERLY FINANCIAL DATA
                     (in thousands, except per share data)

                                                         First      Second       Third      Fourth
                                                        Quarter     Quarter     Quarter     Quarter
                                                        --------------------------------------------
Fiscal Year 1996
Net sales ............................................  $67,350     $72,171     $91,980     $101,379
Gross profit .........................................   17,384      19,547      25,476       29,099
Income before income taxes ...........................    6,485       8,132      11,495       13,775
Net income ...........................................    4,020       5,051       7,139        8,602
Net income per common and
  common equivalent share(1) .........................    $0.53       $0.60       $0.85        $1.03

Fiscal Year 1995
Net sales ............................................  $52,302     $55,873     $58,941     $ 67,099
Gross profit .........................................   13,519      15,273      16,566       19,042
Income before income taxes ...........................    5,060       6,316       7,159        8,519
Net income ...........................................    3,194       3,947       4,523        5,368
Net income per common and
  common equivalent share ............................    $0.48       $0.58       $0.67        $0.79

(1) The sum of the quarterly income per share amounts do not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

PRICE RANGE OF COMMON STOCK

The following table sets forth the quarterly high and low closing sale prices of the Company's common stock, as reported on NASDAQ/NMS for the prior two years. The prices quoted represent prices between dealers in securities, without adjustments for mark-ups, mark-downs, or commissions, and do not necessarily reflect actual transactions.

Fiscal Year 1996                                         High       Low
-------------------------------------------------------------------------
January 31 ...........................................  $28.63     $21.00
April 30 .............................................  $38.00     $26.50
July 31 ..............................................  $38.50     $22.75
October 31 ...........................................  $35.13     $21.75

Fiscal Year 1995                                         High       Low
-------------------------------------------------------------------------
January 31 ...........................................  $19.50     $15.88
April 30 .............................................  $19.38     $16.50
July 31 ..............................................  $19.50     $16.00
October 31 ...........................................  $25.00     $18.50