Form 10-K405, Exhibit 13
period 1997-10-31
NCI BUILDING SYSTEMS INC
filed 1998-01-29
CIK 883902

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA

                                                                        Year ended October 31, (1)
                                                            ------------------------------------------------
                                                               1993      1994      1995      1996      1997
                                                            ------------------------------------------------
Sales.........................................              $134,506  $167,767  $234,215  $332,880  $407,751
Net income....................................                 6,333    10,256    17,032    24,814    27,887
Net income per share..........................                   .96      1.53      2.52      3.03      3.28
Working capital...............................                15,511    16,885    31,687    51,334    75,929
Total assets..................................                46,733    63,373    83,082   157,702   195,795
Long-term debt, noncurrent portion............                 1,899      ,326      ,278     1,730     1,679
Shareholders' equity..........................                28,655    39,682    57,682   116,175   147,815
                                                            ------------------------------------------------
Average common shares and equivalents.........                 6,578     6,695     6,765     8,198     8,493
                                                            ------------------------------------------------

(1)       All numbers in thousands except net income per share.

                               OPERATING POLICIES

RETURN ON ASSETS

Return on assets is defined as operating income divided by average assets used in the business (eliminating primarily cash). NCI's management and directors are thoroughly convinced that this ratio is the best measure of operating performance. Tight control over inventory, receivables, and fixed investment is as important as, and interrelated to, control of the income statement. Return on assets is a proxy for cash flow, which can reward shareholders with undiluted growth. In fiscal year 1997, NCI earned a return on assets employed in the business of 31%.

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

COMPENSATION

The company believes in providing base salaries for its management on the low side of industry norms with opportunities, based on performance, to obtain very high bonuses. Specifically, return on assets is the criterion for performance measurement. Bonuses begin when the ratio of operating income divided by assets used in the business is equal to 20%. Maximum bonuses, at a very high level, can be earned when 30% returns are achieved. This measure is felt to be most important because management of both the balance sheet and the income statement are critical to long-term success, especially in a cyclical industry.

CORPORATE RESPONSIBILITY

The company is committed to the goal of being an exemplary corporate citizen. Toward that end, we have an intense safety program ongoing in the workplace. We also provide broad coverage health insurance to all employees. There are not only employment, but advancement opportunities through our growth. We have proper awareness and concern for the overall environment. Finally, we employ high quality engineering professionals to ensure that our products are designed using sound engineering practices and principals.

                       CONSOLIDATED STATEMENTS OF INCOME

                           NCI BUILDING SYSTEMS, INC.



                                                                                             October 31,
                                                                         ----------------------------------------------------
                                                                            1995                1996                1997
                                                                         ----------------------------------------------------
Sales................................................................    $234,214,508        $332,879,707        $407,751,324
Cost of sales........................................................     169,814,614         241,373,691         299,407,157
                                                                         ------------        ------------        ------------
     Gross Profit....................................................      64,399,894          91,506,016         108,344,167
                                                                         ------------        ------------        ------------
Engineering..........................................................       8,934,916          11,078,691          13,230,554
Selling..............................................................      15,777,253          22,365,791          28,797,987
General and administrative...........................................      13,399,120          19,650,136          24,026,136
                                                                         ------------        ------------        ------------
Total operating expenses.............................................      38,111,289          53,094,618          66,054,677
                                                                         ------------        ------------        ------------
     Income from operations..........................................      26,288,605          38,411,398          42,289,490
Interest expense.....................................................         (55,871)           (108,203)           (163,008)
Other income.........................................................         821,722           1,585,960           1,998,517
                                                                         ------------        ------------        ------------
     Income before income taxes......................................      27,054,456          39,889,155          44,124,999
                                                                         ------------        ------------        ------------
Provision (benefit) for income taxes - Note 5
     Current.........................................................      10,493,151          15,898,356          15,919,709
     Deferred........................................................        (470,495)           (822,737)            318,173
                                                                         ------------        ------------        ------------
Total income tax.....................................................      10,022,656          15,075,619          16,237,882
                                                                         ------------        ------------        ------------
Net income...........................................................    $ 17,031,800        $ 24,813,536        $ 27,887,117
                                                                         ============        ============        ============
Net income per common and
     common equivalent share - Note 9................................    $       2.52        $       3.03        $       3.28
                                                                         ============        ============        ============

See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                           NCI BUILDING SYSTEMS, INC.



                                                                                          OCTOBER 31,
                                                                                ------------------------------
                                                                                     1996             1997
                                                                                ------------------------------
ASSETS

Current assets:
     Cash and cash equivalents.................................................  $ 20,943,664     $ 32,166,043
     Accounts receivable - Trade...............................................    35,477,296       45,945,834
     Other receivables - Note 11...............................................     2,271,674        1,060,459
     Inventories - Note 1......................................................    28,692,930       37,381,267
     Deferred income taxes - Note 5............................................     2,925,249        3,462,575
     Prepaid expenses..........................................................       298,702          942,105
                                                                                 ------------     ------------
     Total current assets......................................................    90,609,515      120,958,283
Property, plant and equipment, net - Note 1....................................    42,751,545       51,222,982
Other assets:
     Excess of cost over fair value of acquired net assets - Note 1............    22,672,916       21,072,099
     Other.....................................................................     2,292,322        3,078,860
                                                                                 ------------     ------------
     Total other assets........................................................    24,965,238       24,150,959
                                                                                 ------------     ------------
Total assets...................................................................  $158,326,298     $196,332,224
                                                                                 ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Current portion of long-term debt.........................................  $     47,402     $     47,402
     Accounts payable..........................................................    21,527,027       23,921,336
     Accrued compensation and benefits.........................................     7,762,288        9,688,015
     Other accrued expense.....................................................     6,737,346        8,537,556
     Accrued income taxes......................................................     2,577,168        2,018,139
                                                                                 ------------     ------------
     Total current liabilities.................................................    38,651,231       44,212,448
Long-term debt, noncurrent portion - Note 3....................................     1,729,566        1,679,256
Deferred income taxes - Note 5.................................................     1,770,255        2,625,753
                                                                                 ------------     ------------
Contingencies - Note 8
Shareholders' equity - Note 7
     Preferred stock, $1 par value, 1,000,000
          shared authorized, none outstanding..................................            --               --
     Common stock, $.01 par value, 25,000,000 shares authorized, 7,966,777
          and 8,125,739 shares issued and outstanding, respectively............        79,668           81,257
     Additional paid-in capital................................................    47,358,938       51,109,753
     Retained earnings.........................................................    68,736,640       96,623,757
                                                                                 ------------     ------------
     Total shareholders' equity................................................   116,175,246      147,814,767
                                                                                 ------------     ------------
Total liabilities and shareholders' equity.....................................  $158,326,298     $196,332,224
                                                                                 ============     ============


See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           NCI BUILDING SYSTEMS, INC.


                                                                      Additional
                                                            Common     Paid-In        Retained    Shareholders'
                                                            Stock      Capital        Earnings        Equity
                                                           -------   -----------     -----------  -------------
Balance, October 31, 1994...............................   $62,286   $12,728,081    $26,891,304     $39,681,671
Proceeds from exercise of stock options,
     including tax benefit thereon......................       142       145,474             --         145,616
Shares issued for
     contribution to 401K plan .........................       478       822,920             --         823,398
Net income..............................................        --            --     17,031,800      17,031,800
                                                           -------   -----------    -----------    ------------
Balance, October 31, 1995...............................    62,906    13,696,475     43,923,104      57,682,485
Proceeds from stock offering............................    10,865    24,759,142             --      24,770,007
Proceeds from exercise of stock options,
     including tax benefit thereon......................     2,458     2,722,474             --       2,724,932
Shares issued for
     contribution to 401K plan..........................       439     1,008,847             --       1,009,286
Shares issued in connection with the....................     3,000     5,172,000             --       5,175,000
     purchase of DBCI
Net income..............................................        --            --     24,813,536      24,813,536
                                                           -------   -----------    -----------    ------------
Balance, October 31, 1996...............................    79,668    47,358,938     68,736,640     116,175,246
Proceeds from exercise of stock options,
     including tax benefit thereon......................     1,056     2,233,213             --       2,234,269
Shares issued for
     contribution to 401K plan..........................       533     1,517,602             --       1,518,135
Net income..............................................        --            --     27,887,117      27,887,117
                                                           -------   -----------    -----------    ------------
Balance, October 31, 1997...............................   $81,257   $51,109,753    $96,623,757    $147,814,767
                                                           =======   ===========    ===========    ============

See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           NCI BUILDING SYSTEMS, INC.

                                                                                 October 31,
                                                                  ------------------------------------------
                                                                      1995           1996           1997
                                                                  ------------------------------------------
Cash flows from operating activities
     Net Income.................................................  $ 17,031,800   $ 24,813,536   $ 27,887,117
     Adjustments to reconcile net income to
      net cash provided by operating activities
          Depreciation and amortization.........................     3,226,384      5,791,493      7,876,135
          (Gain)/loss on sale of fixed assets...................         3,701          1,544         (3,491)
          Provision for doubtful accounts.......................     1,101,038        680,633      1,223,178
          Deferred income tax (benefit)/provision...............      (470,495)      (822,737)       318,173
     Changes in current assets and liability accounts
      net of effects of acquisitions:
     Increase in accounts, notes and other receivable...........    (3,097,101)    (9,856,815)   (10,480,501)
     Increase in inventories....................................    (2,482,505)    (4,520,569)    (5,552,212)
     (Increase) decrease in prepaid expenses....................        97,467        (35,491)      (625,367)
     Increase (decrease) in accounts payable....................    (2,009,477)     3,042,752      2,394,309
     Increase in accrued expenses...............................     4,857,823      1,603,120      5,244,072
     Increase (decrease) in income taxes payable................      (244,592)     3,843,170        334,743
                                                                  ------------   ------------   ------------
          Net cash provided by operating activities.............    18,014,043     24,540,636     28,616,156
                                                                  ------------   ------------   ------------
Cash flows from investing activities:
     Proceeds from the sale of fixed assets.....................         7,181        115,071         25,000
     Acquisition of Royal Buildings.............................      (910,000)            --             --
     Acquisition of Mesco Metal Buildings.......................            --    (20,631,222)            --
     Acquisition of Doors & Building Components, Inc............            --    (11,000,000)            --
     Acquisition of Carlisle Engineered Metals, Inc.............            --     (2,840,117)    (6,229,981)
     (Increase) decrease in other noncurrent assets.............         7,725     (1,988,127)    (1,146,542)
     Capital expenditures.......................................    (5,836,820)   (10,318,399)   (11,332,421)
                                                                  ------------   ------------   ------------
          Net cash applied to investing activities..............    (6,731,914)   (46,662,794)   (18,683,944)
                                                                  ------------   ------------   ------------
Cash flows from financing activities:
     Net proceeds from sale of stock............................                   24,770,007             --
     Exercise of stock options..................................        71,555        749,240      1,340,477
     Borrowings on line of credit and notes.....................            --             --             --
     Principal payments on long-term debt, line of
      credit and notes payable..................................       (47,389)       (84,834)       (50,310)
                                                                  ------------   ------------   ------------
          Net cash provided by (used in) financing activities...        24,166     25,434,413      1,290,167
                                                                  ------------   ------------   ------------
          Net increase in cash..................................    11,306,295      3,312,255     11,222,379
Cash beginning of period........................................     6,325,114     17,631,409     20,943,664
                                                                  ------------   ------------   ------------
Cash at end of period...........................................  $ 17,631,409   $ 20,943,664   $ 32,166,043
                                                                  ============   ============   ============

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

(b)  Accounts Receivable

The Company reports accounts receivable net of the allowance for doubtful accounts of $1,629,202 and $1,498,148 at October 31, 1996 and 1997,
respectively. Trade accounts receivable are the result of sales of buildings and components to customers throughout the United States and affiliated territories including international builders who resell to end users. Although the Company's sales historically have been concentrated in Texas and surrounding states, in recent years it has been expanding its authorized builder organization and customer base into the midwestern states and, to a lesser extent, into south central, southeastern and coastal states. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process. Company management is not aware of any significant concentrations of credit or market risks related to receivables or other financial instruments reported in these financial statements.

(c)  Inventories

Inventories are stated at the lower of cost or market value, using specific identification for steel coils and the weighted-average method for other raw materials. A summary of inventories follows:


                                                   October 31,
                                          ---------------------------
                                              1996            1997
                                          -----------     -----------
Raw materials...........................  $21,514,510     $28,943,358
Work-in-process and
  finished goods........................    7,178,420       8,437,909
                                          -----------     -----------
                                          $28,692,930     $37,381,267
                                          ===========     ===========

(d)  Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and both straight-line and accelerated methods for income tax purposes. Depreciation expense for the years ended October 31, 1995, 1996, and 1997 was $2,995,051, $4,236,397, and $5,892,509, respectively.


                                                   October 31,
                                          -----------------------------
                                              1996            1997
                                          ------------     ------------
Land....................................  $  3,174,539     $  3,969,005
Buildings and improvements..............    20,136,496       23,599,534
Machinery, equipment
 and furniture..........................    31,865,638       41,393,168
Transportation equipment................       910,801        1,089,245
Computer software.......................       155,876          480,565
                                          ------------     ------------
                                          $ 56,243,350     $ 70,531,517
Less accumulated depreciation...........   (13,491,805)     (19,308,535)
                                          ------------     ------------
                                          $ 42,751,545     $ 51,222,982
                                          ============     ============

Estimated useful lives for depreciation are:


Buildings and improvements.................... 10-20 years
Machinery, equipment and
    furniture ................................  5-10 years
Transportation equipment .....................  3-10 years
Computer softer ..............................     5 years

(e)  Cash Flows Statement

For purposes of the cash flows statement, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the years ended October 31, 1995, 1996 and 1997 was $55,871, $108,203 and $163,008, respectively. Income taxes



                                      ----
paid for the years ended October 31, 1995, 1996 and 1997 was $11,032,810, $12,762,769 and $15,776,040 respectively. Non-cash investing or financing activities included: $1,518,135 for the 1996 contribution for the 401k plan which was paid in common stock in 1997, and $1,009,286 for the 1995 contribution for the 401k plan which was paid in common stock in 1996.

(f)  Excess of Cost Over Fair Value of Acquired Net Assets

Excess of cost over fair value of acquired net assets is amortized on a straight-line basis over fifteen years. Accumulated amortization as of October 31, 1997 was $3,041,602, and $1,440,785 as of October 31, 1996. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill would be reduced by the estimated shortfall of cash flows.

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

(h)  Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $1,196,471, $1,267,431 and $1,415,611 in 1995, 1996 and 1997, respectively.

(i) Long-Lived Assets

In fiscal 1997, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value, less costs to sell. The effect of adopting SFAS No. 121 was not material to the financial statements.

(j) Stock-Based Compensation

In October 1995, the FASB issued Statement No. 123, Accounting for Stock-based Compensation, which encourages companies to apply a new fair value approach allowing the recognition of compensation cost related to stock options using an option pricing model. Under Statement No. 123, companies are permitted to continue using current accounting rules for employee stock options, but are required to disclose pro forma net income and earnings per share information as if the new fair value approach had been adopted. The Company has elected to continue to use the intrinsic value method under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options. The pro forma information regarding net income and earnings per share, as required by Statement No. 123, has been disclosed as if the Company had accounted for its employee stock options under the fair value method of that Statement.

(k)  Pending Accounting Changes

In February 1997, the Financial Account Standards Board issued Statement No. 128, Earnings Per Share, which is effective for financial statements issued for periods ending after December 15, 1997. The impact of Statement No. 128 on the calculation of earnings per share is not expected to be material.

     In June 1997, the Financial Account Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for the Company's fiscal year ending October 31, 1999. The Company does not anticipate that the adoption of this standard will have a material impact on the financial statements.

(2)  NOTES PAYABLE (SHORT-TERM BORROWINGS)

The Company has a revolving unsecured credit line of $6 million with a bank bearing interest that fluctuates with prime, (commitment fee 1/4% on unused portion) all of which was unused at October 31, 1996 and 1997, respectively. The revolving credit line expires in February, 1999.

(3)  LONG-TERM DEBT


                                                                October 31,
                                                         ----------------------------
                                                            1996            1997
                                                         -----------      -----------
Six year reducing revolving credit line of
$.7 million with a bank bearing interest
that fluctuates with prime, with $73,000
quarterly reducing borrowing base......................  $        --      $        --

Notes payable to City of Mattoon
bearing interest at 3% secured by certain
equipment, repayable in aggregate
monthly installments of $4,828 maturing
through November 2001..................................      276,968          226,658

Note payable to employee bearing
interest at 7% maturing April 1, 2001,
with an option to convert into common
stock at $29.925 per share.............................    1,500,000        1,500,000
                                                         -----------      -----------
                                                           1,776,968        1,726,658
Current portion of long-term debt......................      (47,402)         (47,402)
                                                         -----------      -----------
                                                         $ 1,729,566      $ 1,679,256
                                                         ===========      ===========

     Aggregate required principal reductions are as follows:

          Year Ended October 31,
          ------------------------------------------------
          1998...............................       47,402
          1999...............................       53,423
          2000...............................       55,048
          2001...............................    1,556,722
          2002...............................       14,063
                                               -----------
                                               $ 1,726,658
                                               ===========

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

(4)  RELATED PARTY TRANSACTIONS

During 1995, 1996 and 1997, the Company purchased $1,052,829, $1,417,064 and
$1,868,922 respectively, of materials from a related party under arm's length transactions.

(5)  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Taxes on income from continuing operations consist of the following:

                                             Year Ended October 31,
                                    ---------------------------------------
                                        1995          1996          1997
                                    -----------   -----------   -----------
Current:   Federal................  $ 9,733,381   $14,530,670   $15,478,213
           State..................      759,770     1,367,686       441,496
                                    -----------   -----------   -----------
 Total current....................   10,493,151    15,898,356    15,919,709

Deferred:  Federal................     (445,063)     (745,472)      304,364
           State..................      (25,432)      (77,265)       13,809
                                    -----------   -----------   -----------
 Total deferred...................     (470,495)     (822,737)      318,173
                                    -----------   -----------   -----------

Total provision...................  $10,022,656   $15,075,619   $16,237,882
                                    ===========   ===========   ===========

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

                                                Year Ended October 31,
                                          --------------------------------
                                          1995          1996          1997
                                          ----          ----          ----
Statutory federal income tax rate....     35.0%         35.0%         35.0%
State income taxes...................      1.8           2.4           1.2
Other................................      0.3           0.4           0.6
                                          ----          ----          ----
  Effective tax rate.................     37.1%         37.8%         36.8%
                                          ====          ====          ====

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                          1996         1997
                                                       ----------   ----------
Deferred tax assets
  Capitalized overhead in inventory. . . . . . . . .   $1,210,913   $1,631,113
  Bad debt reserve . . . . . . . . . . . . . . . . .      602,804      526,812
  Accrued reserves . . . . . . . . . . . . . . . . .      637,293      595,154
  Other. . . . . . . . . . . . . . . . . . . . . . .      572,876      709,496
                                                       ----------   ----------
Total deferred tax assets. . . . . . . . . . . . . .    3,023,886    3,462,575
                                                       ----------   ----------

Deferred tax liabilities
  Depreciation and amortization. . . . . . . . . . .    1,426,749    1,674,965
  Other. . . . . . . . . . . . . . . . . . . . . . .      442,143      950,788
                                                       ----------   ----------
Total deferred tax liabilities . . . . . . . . . . .    1,868,892    2,625,753
                                                       ----------   ----------
Net deferred tax asset (liability) . . . . . . . . .   $1,154,994   $  836,822
                                                       ----------   ----------

(6)  OPERATING LEASE COMMITMENTS

Total rental expense incurred from operating leases for the years ended October 31, 1995, 1996 and 1997 was $2,639,201, $3,989,603 and $4,643,976 respectively.

     Aggregate minimum required annual payments on long-term operating leases at October 31, 1996 were as follows:

     Year Ended October 31,
     ----------------------------------------------------------------------
     1998. . . . . . . . . . . . . . . . . . . . . . . . . . .    2,572,804
     1999. . . . . . . . . . . . . . . . . . . . . . . . . . .    1,805,843
     2000. . . . . . . . . . . . . . . . . . . . . . . . . . .      914,310
     2001. . . . . . . . . . . . . . . . . . . . . . . . . . .      507,912
     2002. . . . . . . . . . . . . . . . . . . . . . . . . . .      251,642
                                                                 ----------
                                                                 $6,052,511
                                                                 ==========

(7)  STOCK OPTIONS

The Board of Directors has approved a non-statutory employee stock option plan. This plan includes the future granting of stock options to purchase up to 2,050,000 shares as an incentive and reward for key management personnel. Options expire ten years from date of grant. The right to acquire the option shares is earned in 25% increments over the first four years of the option period. Stock option transactions during 1995, 1996 and 1997 are as follows:

                                                                     Weighted
                                                        Number       Average
                                                       of Shares  Exercise Price
                                                       ---------  --------------
Balance, October 31, 1994. . . . . . . . . . . . . .    696,585      $  5.47
     Granted . . . . . . . . . . . . . . . . . . . .     79,500        17.28
     Canceled. . . . . . . . . . . . . . . . . . . .          0            0
     Exercised . . . . . . . . . . . . . . . . . . .    (14,212)       (5.03)
                                                       --------      -------
Balance, October 31, 1995. . . . . . . . . . . . . .    761,873      $  6.71
     Granted . . . . . . . . . . . . . . . . . . . .    315,000        25.50
     Canceled. . . . . . . . . . . . . . . . . . . .    (23,082)      (19.65)
     Exercised . . . . . . . . . . . . . . . . . . .   (245,850)       (3.04)
                                                       --------      -------
Balance, October 31, 1996. . . . . . . . . . . . . .    807,941      $ 14.78
     Granted . . . . . . . . . . . . . . . . . . . .    157,000        30.46
     Canceled. . . . . . . . . . . . . . . . . . . .     (4,750)      (24.18)
     Exercised . . . . . . . . . . . . . . . . . . .   (105,694)      (12.68)
                                                       --------      -------
Balance, October 31, 1997. . . . . . . . . . . . . .    854,497      $ 17.87
                                                       ========      =======

Options exercisable at October 31, 1995, 1996, and 1997 were 547,299, 391,648, and 420,620, respectively. The weighted average exercise prices for options exercisable at October 31, 1995, 1996 and 1997 were $3.76, $6.01 and $9.20.
Exercise prices for options outstanding at October 31, 1997 range from $1.60 to $37.25. The weighted average remaining contractual life of options outstanding at October 31, 1997 is 6.3 years.

     In accordance with the terms of APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, the Company records no compensation expense for its stock option awards. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these awards. The weighted average grant-date fair value of options granted during 1996 was $12.10 and during 1997 was $14.66. These values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend of 0%, expected volatility of 32.7%, risk free interest rates ranging from 5.5% to 6.7% for 1996 and from 6.4% to 6.9% for 1997, and expected lives of 7 years. Had compensation expense been recorded based on these hypothetical values, the company's 1997 net income would have been $27.1 million or $3.19 per share. A similar computation for 1996 would have resulted in net income of $24.4 million, or $2.97 per share. Because options vest over several years and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

(8)  LITIGATION

The Company is involved in certain litigation that the Company considers to be in the normal course of business. Management of the Company believes that such litigation will not result in any material losses.

(9)  NET INCOME PER SHARE

Net income per common share is computed by dividing net income after income taxes by the weighted average number of common shares outstanding during 1995, 1996 and 1997 after giving effect for common stock equivalents.

     Net income per share is calculated as follows:

                                                      Year Ended October 31,
                                             --------------------------------------
                                               1995           1996           1997
                                             --------       --------       --------
                                              (in thousands, except per share data)

Net income...............................    $ 17,032       $ 24,814       $ 27,887
Average common shares outstanding........       6,272          7,749          8,063
Common equivalent shares for:
     Stock options.......................         493            449            430
                                             --------       --------       --------
Average shares and equivalents...........       6,765          8,198          8,493
                                             --------       --------       --------
Net income per share.....................    $   2.52       $   3.03       $   3.28
                                             --------       --------       --------

(10) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan (the "Savings Plan") which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant's salary. No other contributions may be made to the Savings Plan. Contributions accrued for the Savings Plan for the year ended October 31, 1995, 1996 and 1997 were $775,190, $1,154,696 and $1,603,561 respectively.

(11) ACQUISITIONS

In November 1995, the Company acquired substantially all of the assets and assumed certain liabilities of Doors and Building Components, Inc. ("DBCI"), a manufacturer of roll-up steel overhead doors used primarily in self-storage and commercial/industrial applications, for approximately $12 million in cash and 300,000 shares of common stock of the Company, valued at $5.2 million. Based on the final determination of book value of the purchased assets, the price was reduced by approximately $2.5 million of which $1.5 million is due from the seller and was recorded as a receivable in the October 31, 1996 balance sheet. This amount was settled in cash in December, 1996. The excess of cost over fair value of the acquired net assets recorded was $11.4 million.

     In April, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of Mesco Metal Buildings, a division of Anderson Industries, Inc.("Mesco"), a manufacturer of metal building systems and components, for approximately $20.8 million in cash and a $1.5 million 7% convertible subordinated debenture due April, 2001. The excess of cost over fair value of the acquired net assets recorded was $10.9 million.

     Accordingly, the consolidated results of operations include DBCI and Mesco since the date of acquisition. Both acquisitions were accounted for using the purchase method. Assuming the acquisition of DBCI and Mesco had been consummated as of November 1, 1995, the pro forma unaudited results of operations for the year ended October 31, 1996 are as follows:


Sales..................................      $  347,404
Net income.............................          26,345
     Net income per share..............      $     3.21

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders

NCI Building Systems, Inc.


     We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. as of October 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at October 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.



                                                           ERNST & YOUNG LLP

Houston, Texas
December 8, 1997

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                           AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected financial data for the Company for the periods indicated:


                                                 Year Ended October 31,
                                               --------------------------
                                                 1995     1996     1997
                                               --------------------------
Sales. . . . . . . . . . . . . . . . . . .      100.0%   100.0%     100%
Cost of sales. . . . . . . . . . . . . . .       72.5     72.5     73.4
                                               ------   ------   ------
Gross profit . . . . . . . . . . . . . . .       27.5     27.5     26.6
Engineering expense. . . . . . . . . . . .        3.8      3.4      3.3
Selling, general and administrative
   expense . . . . . . . . . . . . . . . .       12.5     12.6     13.0
Income from operations . . . . . . . . . .       11.2     11.5     10.3
Interest expense . . . . . . . . . . . . .        0.0      0.0      0.0
Other(income) expense. . . . . . . . . . .       (0.4)    (0.5)    (0.5)
                                               ------   ------   ------
Income before income taxes . . . . . . . .       11.6     12.0     10.8
Provision for income taxes   . . . . . . .        4.3      4.5      4.0
                                               ------   ------   ------
Net income . . . . . . . . . . . . . . . .        7.3%     7.5%     6.8%
                                               ======   ======   ======

FISCAL 1997 COMPARED TO FISCAL 1996

Sales in fiscal 1997 increased by $74.9 million, or 22%, compared to fiscal 1996. The acquisition of the facilities of Carlisle Engineered Metals ("ECI") in February 1997 and the inclusion of Mesco Metal Buildings ("Mesco") for the whole fiscal year 1997 accounted for approximately $23 million of this increase. The remaining increase of approximately $50 million, or 15%, resulted from growth of the Doors and Building Components sales due to geographic expansion, building systems sales growth due to increased builder recruitment and a full years' operation of the Company's Atwater plant and growth in the component division of the Company.

     Gross profit increased by $16.8 million, or 18%, compared to fiscal 1996. Gross profit dollars increased at a slower rate than sales due to price competition earlier in the year, bad weather in the first half of 1997 which impacted plant efficiencies and slightly higher raw material costs. In addition, growth in the component and door sales which have lower gross margins than building systems impacted gross profit. As a result, the gross margin percentage in 1997 declined from 27.5% to 26.6%.

     Engineering costs increased $2.2 million, or 19%, which was in line with the growth in metal building systems sales. Selling, general and administrative costs increased by $10.8 million, or 26%, compared to the prior year. These expenses increased at a slightly higher rate than sales due to the additional expenses resulting from the acquisition of ECI, additional sales expense to support the Classic Steel Frame Homes effort and continued geographic expansion of the Company's sales and marketing effort.

     Interest expenses increased $5,000 in 1997 as a result of the $1.5 million debenture issued in April 1996 being outstanding all of 1997. Other income, which consists primarily of interest income, increased by $413,000 in fiscal year 1997. This increase was the result of higher level of cash invested during the year.

     Provision for income taxes increased by 8% in fiscal year 1997 and decreased as a percent of sales from 4.5% in 1996 to 4.0% in 1997. During the year, the Company changed the corporate structure of certain operating units which reduced the amount of state income paid by these units.

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

     Gross profit increased in fiscal 1996 by $27.1 million, or 42% compared to fiscal 1995. This was in line with the increase in sales experienced for the year. Gross profit percent of 27.5% was the same as the percent achieved in fiscal year 1995. Slight increases in raw material costs during the year were offset by spreading fixed manufacturing costs over a higher sales base.

     Engineering expenses increased $2.1 million, or 24%, in fiscal 1996 compared to fiscal 1995. Engineering expenses increased at a slower rate than sales due to increased sales of products which require less engineering effort such as DBCI products and components. Selling, general and administrative expenses ("SG&A") increased $12.8 million, or 44%, compared to the prior year. SG&A increased slightly faster than sales due to the establishment of a west coast sales function to support the new plant location and additional expenses resulting from the two acquisitions made in fiscal 1996.

     Interest expense increased by $52,000 as a result of the issuance of a $1.5 million subordinated debenture in connection with the acquisition of Mesco. Other income, which consists primarily of interest income, increased by $764,000 in fiscal 1996 compared to fiscal 1995. This increase resulted primarily from the higher level of cash invested during the year and slightly higher average rates of return on invested cash.

     Provision for income taxes increased by 50.4% in fiscal 1996 and increased as a percent of sales from 4.3% to 4.5%. This increase was due to the increase in state income taxes in fiscal 1996 compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its operations from cash flow from operations, bank borrowing, and the sale of equity in the Company. Internal cash generation has been aided, in the opinion of the Company, by a compensation program under which bonuses are earned based on achieving specified return on assets goals. This program encourages management of the balance sheet as well as the income statement.

     Net cash flow from operations before changes in working capital components increased to $37.3 million in fiscal 1997 from $30.5 million in fiscal 1996. At October 31, 1997, working capital was approximately $76.7 million, an increase of $24.8 million from fiscal year 1996.

     The Company maintains a revolving credit facility with a bank lender that currently provides for a maximum credit, subject to borrowing base requirements, of $6.0 million and a six year reducing term revolver with a current borrowing base of $.7 million. The revolving credit facility matures in February 1999 and bears interest at the prime rate. At October 31, 1997, the Company had no borrowing outstanding under either revolving credit facility and had not borrowed during the year.

     During the year, the Company invested $11.3 million in capital additions including a new plant built in Monterrey, Mexico at a cost of approximately $2.0 million and expanded its plant in Ennis, Texas for approximately
$1.0 million. The remainder was spent primarily at other plant locations to increase production capacity. All of these expenditures were paid from internally generated cash.

     In December 1995, the Company sold in a secondary offering 1,086,000 shares of its common stock for approximately $24.8 million. The proceeds from this offering were used to partially fund the acquisitions of DBCI and Mesco as described in footnote 11 to the Company's consolidated financial statements.

     Inflation has not significantly affected the Company's financial position or operations. Metal building system sales are affected more by the availability of funds for financing construction than by the rate of interest charged by the lender. No assurance can be given that inflation or the prime rate of interest will not fluctuate significantly, either or both which could have an adverse effect on the Company's operations.

     Liquidity in future periods will be dependent on internally generated cash flows, the ability to obtain adequate financing for capital expenditures and the amount of increased working capital necessary to support expected growth.

     Historically, the majority of the Company's total assets are classified as current assets, which consists primarily of trade receivables from customers and raw material inventory, and the

                       UNAUDITED QUARTERLY FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

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



                                                              First     Second      Third     Fourth
                                                             Quarter    Quarter    Quarter    Quarter
                                                             -------    -------    -------    -------
FISCAL YEAR 1997
Net sales................................................    $82,875    $91,637    $112,484   $120,755
Gross profit.............................................     22,410     23,694      29,774     32,513
Income before income taxes...............................      8,250      8,180      12,653     15,042
Net income...............................................      5,152      5,183       7,971      9,581
Net income per common and
     common equivalent share.............................    $   .61    $   .61    $    .94   $   1.12

FISCAL YEAR 1996
Net sales................................................    $67,350    $72,171    $ 91,980   $101,379
Gross profit.............................................     17,384     19,547      25,476     29,099
Income before income taxes...............................      6,485      8,132      11,495     13,775
Net income...............................................      4,020      5,051       7,139      8,602
Net income per common and
     common equivalent share(1)..........................    $  0.53    $  0.60    $   0.85   $   1.03


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

FISCAL YEAR 1997          High       Low
------------------------------------------
January 31............   $37.50     $26.75
April 30..............   $38.25     $29.50
July 31...............   $37.88     $25.50
October 31............   $39.75     $33.50

FISCAL YEAR 1996          High       Low
------------------------------------------
January 31............   $28.63     $21.00
April 30..............   $38.00     $26.50
July 31...............   $38.50     $22.75
October 31............   $35.13     $21.75