Form 10-K405, Exhibit 13
period 1998-10-31
NCI BUILDING SYSTEMS INC
filed 1999-01-29
CIK 883902

                                                                      EXHIBIT 13


                                                                      [NCI LOGO]






                                   [PHOTO]

                                [VARIOUS LOGOS]


                              BUSINESS DESCRIPTION

One of the largest integrated manufacturers and marketers of metal building components and pre-engineered metal building systems in North America, NCI Building Systems offers one of the most extensive metal product lines in the building industry, under well-recognized brand names. Through internal growth, accretive acquisitions and the astute management of assets, the company has compiled a record of revenue and earnings growth well above the industry average.

In 1998, NCI doubled its size by combining with Metal Building Components, Inc., establishing NCI as a leader in each of its key markets.

Today, NCI is:

o The largest producer and distributor of metal components for building construction -- growing at an estimated 15% annual rate.

o    The second largest producer of pre-engineered metal building systems.

o The largest supplier of metal roofs in an estimated $20 billion roofing industry.

o    A leading provider of metal coating and painting services.

o    An industry leader in growth, profitability and innovation.

o    A low-cost supplier.

The Company is prepared to benefit from a larger sales force and customer base, broader product lines, expanded geographic distribution, and increased manufacturing capacity. NCI's target is 15% annual revenue growth, 20% earnings growth and 30% Return on Operating Assets based on it's sound growth strategy and assuming a relatively stable industry economic outlook.

NCI continues to successfully assemble the "Components of Growth."

                                     [MAP]
                                                           *MAJOR BUILDING PLANT
                                                           +COMPONENT PLANT
                                                           oCOIL COATING PLANT

With the addition of 20 manufacturing facilities, NCI increased its operating space by 130% to 3.5 million square feet, and now has 38 facilities in 18 states and Mexico. Facility integration employs NCI's "hub and spoke" system of satellite manufacturing. This concept places "spoke" locations for the manufacture of secondary structural framing, covering systems, and final distribution closer to the customer, reducing transportation costs and delivery times and improving customer service.

                               Highlights of 1998

o    Increased revenues by 65.6% and EPS to $2.05

o    Successfully combined with MBCI doubling our revenue base

o    Combined the industry's profit leaders

o    NCI became the #1 domestic metal construction products manufacturer

o    Generated ROE of 20%

o Listed common stock on the NYSE under the ticker symbol `NCS' and affected a two-for-one stock split As our 1998 Annual Report theme indicates, NCI continues to assemble new "Components of Growth" for 1999 and the new century.

                            SELECTED FINANCIAL DATA

                                                                      Year ended October 31, (1)
                                                      --------------------------------------------------------
                                                       1994         1995        1996        1997        1998
                                                      --------    --------    --------    --------    --------
Sales ............................................    $167,767    $234,215    $332,880    $407,751    $675,331
Net income .......................................      10,256      17,032      24,814      27,887      37,318
Net income per share - diluted ...................         .77        1.26        1.51        1.64        2.05
Working capital ..................................      16,885      31,687      51,958      76,746      58,393
Total assets .....................................      63,373      83,082     158,326     196,332     823,537
Long-term debt, noncurrent portion ...............         326         278       1,730       1,679     444,477
Shareholders' equity .............................    $ 39,682    $ 57,682    $116,175    $147,815    $223,612
                                                      --------    --------    --------    --------    --------
Average common shares, assuming dilution .........      13,390      13,530      16,455      17,085      18,192
                                                      --------    --------    --------    --------    --------


(1) All numbers in thousands except net income per share.


                               OPERATING POLICIES

RETURN ON ASSETS

Return on assets (ROA) is defined as operating income divided by average operating assets used in the business (eliminating primarily cash, goodwill, and certain other non-operating assets). NCI's management and directors are thoroughly convinced that this ratio is the best measure of operating performance. Tight control over inventory, receivables, and fixed investment is as important as, and interrelated to, control of the income statement. Return on assets is a proxy for cash flow, which can reward shareholders with undiluted growth. In fiscal year 1998, NCI earned a return on operating assets employed in the business of 31%.

GROWTH

The company is dedicated to increasing its market share through strong marketing and low cost, quality manufacturing. Special niches that provide unusual profit and growth opportunities are sought. Overall profit growth of at least 20% per year is an intermediate goal of the company with larger increments possible in the short-term. This growth may be internally generated or it may come from carefully selected acquisitions.

DIVIDENDS

The company's officers and directors are all large stock or option holders. Thus, there is much sympathy for dividends. However, it is considered appropriate, at this stage of the company's development and in view of the available returns, to invest that money in the growth of the equity of the Company and the repayment of debt as opposed to paying dividends.

COMPENSATION

The company believes in providing base salaries for its management on the low side of industry norms with opportunities, based on performance, to obtain very high bonuses. Specifically, return on assets is the criterion for performance measurement. Bonuses begin when the ratio of operating income divided by assets used in the business is equal to 20%. Maximum bonuses, at a very high level, can be earned when 30% returns and 20% growth in earnings per share are achieved. This measure is felt to be most important because management of both the balance sheet and the income statement are critical to long-term success, especially in a cyclical industry.

CORPORATE RESPONSIBILITY

The company is committed to the goal of being an exemplary corporate citizen. Toward that end, we have an intense safety program ongoing in the workplace. We also improved our broad coverage of health insurance to all employees this year. There are not only employment, but, advancement opportunities through our growth. We have proper awareness and concern for the overall environment. Finally, we employ high quality engineering professionals to ensure that our products are designed using sound engineering practices and principles.

                               DEAR SHAREHOLDERS

Our company had an exciting and rewarding 1998, establishing new "Components of Growth" that we believe will serve as springboards for NCI's performance in the coming years. Sales and diluted earnings per share set new records at $675.3 million and $2.05, respectively. These numbers were up 66% and 25% compared to 1997. Internal sales growth was strong in our core businesses. Financial performance also was substantially enhanced by sales and earnings contribution during the last two quarters from Metal Building Components, Inc. (MBCI), which was acquired in May of 1998. Strong cash flow and balance sheet management, a trademark of the company, have enabled us to reduce acquisition debt significantly.

As a result of the transaction, NCI's balance sheet became more highly leveraged than in the past with $540 million in debt. However, strong cash flow was used to reduce this amount to $474 million by October 31, 1998, net of $15 million for an additional acquisition expense. Based on the company's outlook for continued strong cash generation, we believe we can reduce debt an additional $50 million in 1999.

                                    [PHOTO]

                 THE TRANSACTION WITH MBCI COMBINED LEADERS IN
                           GROWTH AND PROFITABILITY.

The dominant event for fiscal 1998 was the mid-year transaction with MBCI for approximately $590 million including 1.4 million shares of NCI common stock -- the company's largest transaction to date. This combination united two industry leaders in sales growth and profitability, and effectively:

o DOUBLED SALES FROM $408 MILLION TO $816 MILLION IN 1997 PRO FORMA REVENUES. NCI now dominates the building components and metal building systems markets, and has leading positions in the metal coating and painting and roll-up industrial door markets. The combined manufacturing capabilities also provide a broad North American geographic presence.

o PROVIDED MAJOR FUTURE GROWTH OPPORTUNITIES. Once competitors, NCI and MBCI now are able to leverage customer relationships and cross sell a significantly larger product and service offering. Additionally, NCI now has one of the largest metal coating businesses in the industry, a vertical integration bringing metal coating and painting in house and a growing capacity to service an external customer base.

o CREATED $15 MILLION IN ANNUAL COST REDUCTION OPPORTUNITIES. In 1998, management identified $15 million in potential cost savings through enhanced purchasing power plus operational consolidations. This is a minimum amount of savings that we now expect. It improved NCI's competitive position as a low-cost provider.

o ASSEMBLED A STRONGER AND DEEPER MANAGEMENT TEAM. MBCI brought with it some of the top executives and managers in the metal building and components industry, substantially broadening NCI's talent pool. A.R. Ginn, MBCI's president, and Ken Maddox, MBCI's chief financial officer, were added to NCI's board of directors and are key members of the Company's executive management team.

In summary, the combination of these top-performing companies represents a hallmark event to NCI and its shareholders.

        NCI SPLITS STOCK; LISTS ON THE NYSE UNDER THE NEW SYMBOL 'NCS.'

NCI listed on the New York Stock Exchange on August 13, 1998. As a company approaching $1 billion in revenues, we see this listing as a natural evolution. The "Big Board" provides NCI with increased global visibility, and may lead to higher valuation as more investors learn of the Company's history of consistent growth and opportunity ahead.

We also made the decision to split the stock two for one, effective in July, in order to help improve liquidity and achieve a more popular price level. We are pleased with increased national and regional coverage since our acquisition, which gained us national media attention in such publications as the Wall
Street Journal and New York Times, and the addition of new analysts covering NCI in 1998. Along with increased size and enhanced growth prospects, these factors should attract a new profile of investors interested in the building materials sector as well those seeking solid value.

                 NCI'S GROWTH STRATEGY AND BUSINESS OBJECTIVES
                               REMAIN UNCHANGED.

Growth strategies have remained unchanged since the company's founding in 1984. Through internal growth and acquisitions, we will continue to expand marketing opportunities with a broader product line and larger customer base. We will vertically integrate where it makes sense in order to become the `one-stop shopping' source for metal components, pre-engineered building systems, and metal coating and painting. The MBCI acquisition is a catalyst for these strategies, and adds to a number of other initiatives underway that we believe will generate further new growth.

TWO TRANSACTIONS ADD METAL COATING AND PAINTING CAPACITY. Acquired in 1998 for $15 million, Metal Coaters of California is our first West Coast metal coating operation and will help deliver coated steel to our western states facilities more quickly and at a lower cost. We are extremely proud that Metal Coaters of California was profitable in its first full month as an NCI operation. This facility should achieve our 30% ROA goal in 1999. Also last year, NCI invested in a 50% joint venture with Precoat Metals, a division of Sequa Corporation. This facility will start up in the first calendar quarter of 1999.

NEW LONG BAY SYSTEM ENABLES COMPETITIVE ENTRY INTO LARGE BUILDINGS MARKET. NCI leads the market in the production of smaller metal buildings averaging in the $30,000 price range. NCI's new long bay secondary system provides us with a competitive entry into larger buildings with internal column spaces over 40 feet -- a large and profitable market.

GROWTH OF MEXICAN MANUFACTURING VENTURE EXPECTED IN 1999. A joint venture in Monterrey, Mexico is providing highly needed mainframe manufacturing capacity to service our numerous mini-plants across the U.S. The Monterrey plant has abundant access to raw materials and available labor and is already proving to be a cost effective endeavor. In addition, we believe this facility can leverage NCI's entry into the Mexican market. Started in 1997, this facility should be a big contributor in 1999.

          HUMAN RESOURCES COMPLETED A HUGE INTEGRATION IN RECORD TIME.

We are particularly pleased with the way NCI and MBCI have fit together. Our Human Resources Department coordinated benefits, and added a new, modified bonus program that rewards management based on a combination of both earnings per share growth and return on assets employed (ROA). This revised bonus program takes effect in fiscal 1999. Formerly, NCI rewarded just on ROA, however, we believe our new growth opportunities call for incorporating this second important performance characteristic as well.

                  THE OUTLOOK FOR NCI HAS NEVER BEEN BRIGHTER.

Each year, NCI states its operating policies in the annual report. These policies have not changed over the years, nor have our objectives. We seek to enhance shareholder value by averaging 15% annual revenue growth and 20% annual growth in earnings, and providing 30% Return on Operating Assets, and to remain alert for acquisition opportunities that will escalate shareholder value. We exceed those objectives nearly every year. We firmly believe 1999 will be no exception. The efforts in 1998 have set in place NCI's strong "Components of Growth" for the new century.

/s/ C.A. RUNDELL, JR.         /s/ JOHNIE SCHULTE, JR.       /s/ A.R. GINN

C.A. Rundell, Jr.             Johnie Schulte, Jr.           A.R. Ginn
Chairman of the Board         Chief Executive Officer       President & Chief Operating
                                                            Officer

December 11, 1998

                                    [PHOTO]
   From left to right: Johnie Schulte, Jr., C.A. Rundell, Jr., and A.R. Ginn.

                       1998 - A MILESTONE IN NCI HISTORY

Since being founded by Johnie Schulte in 1984, the Company has created higher bench-marks for performance each year as NCI employees test marketing programs unique to the industry, pursue new products and markets, develop innovative manufacturing and distribution systems, and further leverage growth with a long track record of successful acquisitions. Key periods in the company's evolution are:

1984-1993: NCI's first acquisition, MID-WEST METALLIC division of American Buildings Company, is completed in 1989. In 1992, NCI acquires A&S BUILDING SYSTEMS. Other NCI product brands include ALL AMERICAN SYSTEMS AND STEEL SYSTEMS. Also in 1992, the company goes public at $3.17 per share. The stock is split 3-for-2 in 1993. NCI breaks the $100 million sales mark by a landslide achieving $134.5 million in sales and $6.3 million in net income in its tenth year in business.

1994-95: Forbes recognizes NCI each year as one of its top '200 Small Companies in America.' The company acquires ROYAL METAL BUILDINGS, CARLISLE WESTERN ALABAMA AND DOORS & BUILDING COMPONENTS, INC. In 1995, NCI completes a secondary offering at $12 per share. Revenue surpasses the $200 million level in 1995 achieving sales of $234.2 million and net income of $17.0 million.

1996-1997: Recognized again by Forbes in 1996, NCI acquires MESCO, CARLISLE HOUSTON AND INSULATED PANEL SYSTEMS. Four new plants open. Sales double again by 1997, reaching $407.8 million and generating $27.9 million in net income.

1998 -- Proforma sales double to $816 million with NCI's largest transaction to date, METAL BUILDING COMPONENTS, INC. NCI bolsters its rapidly growing metal painting business with the acquisition of CALIFORNIA COIL COATERS and a joint venture with PRECOAT METALS. Additional mainframe capacity comes online with a manufacturing joint venture in Monterrey, Mexico. The company again splits the stock 2-for-1, and lists on the NYSE.

                                    [PHOTO]

This year's listing on the New York Stock Exchange exemplifies a year of memorable achievements that has launched NCI into a new phase of growth and opportunity.

[PHOTO]

ROBERT J. MEDLOCK
Executive Vice President, and Chief Financial Officer

"NCI is a leading non-residential supplier of metal building products and the unquestioned leader in sales and net income growth with a 5-year CAGR of 37.9% and 40.5%, respectively. This impacts our visibility in both our markets and on Wall Street, and supports our ability to remain the most competitive and aggressive player in our industry."

[GRAPH]


                        NCI CONTINUES TO TAKE ADVANTAGE
                            OF GROWTH OPPORTUNITIES
                        THROUGH ACQUISITION AND INTERNAL
                             BUSINESS DEVELOPMENT.

Performance in 1998 punctuates NCI's strategy and successful track record of capitalizing on opportunities that add immediate and long-term growth potential. This year's principal achievement was our largest acquisition to date -- Metal Building Components, Inc. While this was not the only important initiative taken during the year that will impact 1999 and beyond, the acquisition is significantly affecting every facet of the business, from new sales opportunities, to market expansion, to distribution, to cost reduction. It combines two companies that have collaborated and competed for over a decade. Both have been leaders in their respective markets, aggressively acquisitive, and entrepreneurial in business approach. Both lead the industry in sales and earnings growth and profitability by a wide margin.

                            THE BENEFITS OF THE MBCI
                         ACQUISITION TOUCH ALL ASPECTS
                          OF THE BUSINESS, INCLUDING:

o    Realizing economies of scale, including purchasing efficiencies;

o Expanding internal metal coil coating and painting capacity and utilizing internal capacity to produce many products that were previously purchased from third parties;

o    Cross selling broader product lines to a wider customer base;

o    Expanding the geographic scope of operations throughout the United States;

o Rationalizing production capacity to maximize productivity and eliminate redundant costs;

o    Consolidating metal components management, sales and marketing; and

o    Eliminating duplicative administrative costs.

[PHOTO]


                           ECONOMIES OF SCALE ENHANCE
                              LOW-COST PRODUCTION.

NCI has gained substantial cost savings from combining operations with MBCI. We originally targeted $15 million in annual savings resulting from purchasing power, production and distribution expansions and efficiencies, combining painting and coating facilities, and eliminating redundancies. After the first six months together, our cost reduction efforts are on track, and we now believe that annual savings will exceed our original target.

Further cost improvements will be realized in 1999 by rationalizing and combining component and building system operations and products. The company's large-scale manufacturing capabilities provide additional purchasing efficiencies and enhance productivity through the sharing of best practices between metal components and building systems operations.

By the end of the year, we completed the consolidation of NCI and MBCI's components operations. We accomplished that task well ahead of schedule. This included the standardization of products, processes and manufacturing equipment, paint and color consolidations, corporate-wide standardization of product coding and labeling, and the closure of three redundant plants. The company also installed the first phase of a new MIS system that, when completed in 1999, will help manage order entry, inventory, manufacturing and financials throughout the company.


[PHOTO]

KEN MADDOX
Executive Vice President, Administration

"NCI has become the largest user of coated steel in the U.S. construction industry, sourcing from both domestic and international suppliers. Integration into metal coating and painting places the company as the largest user of paint in the industry. These factors when combined with other cost reduction efforts has enabled the company to be the low cost supplier of metal building systems and components."

[GRAPH]

[PHOTO]

FRED KOETTING
Vice President, Operations of Metal Buildings Division

"NCI is well prepared to meet anticipated sales growth in the next few years. The success of our frame production facility in Mexico and the expansion of structural and building frame capacity in Houston, along with the addition of the MBCI component product lines will give us ample ability to service our customers."

[GRAPH]


                                    [PHOTO]

                          ADDED MANUFACTURING CAPACITY
                          AND GEOGRAPHIC REACH SUPPORT
                                 GROWTH PLANS.

With the addition of 20 manufacturing facilities, we have increased our total operating space by 130% to 3.5 million square feet, and now have 38 facilities in 18 states and Mexico. This increase came through the acquired MBCI plants, two additional metal painting and coil coating facilities, and the new mainframe plant in Mexico, which became fully operational in 1998. This has enabled manufacturing to cost-effectively support the company's expansion efforts into new geographic markets. NCI's metal building system plants, located primarily in the South, Southwest and West, fortify the company's metal components expansion nationwide. The addition of MBCI's metal components locations in the Northeast and Northwest provide an attractive platform for the metal buildings group to extend into new regional markets.

Facilities integration will continue to employ NCI's "hub and spoke" system of satellite manufacturing. This concept places "spoke" locations for the manufacture of secondary structural framing, covering systems and final distribution closer to the customer, thereby reducing transportation costs and delivery times, and improving customer service. These lower labor and engineering intensive facilities are supported by "hub" plants, which handle heavy manufacturing of components such as mainframes. Throughout the integration, modest capital investments have been made to support higher production levels where possible.

In 1998, we also completed one of our highest priority objectives -- the integration and internalization of the company's metal coating and painting capability. During the year, we established the internal capacity to pre-treat, coat and paint all of our products for all facilities nationwide. This is a highly cost-effective vertical integration and has also created a new profit center. Even with the additional capacity resulting from the MBCI acquisition, however, painting and coating capacity was still strained. In May, Metal Coaters of California was acquired for $15 million. Located on main railways in Southern California, this plant is now effectively servicing NCI's manufacturing demand in the West. We are in the process of adding a sixth painting operation with a 50% owned joint venture with Precoat Metals, a division of Sequa Corporation. Located in Granite City, Illinois, this new facility will be fully operational in the first calendar quarter of 1999. Together, these two facilities have added 18% additional painting and coating production capacity, sufficient to cover our needs into the year 2000.

Another focus in 1998 was the joint venture manufacturing facility in Monterrey, Mexico. NCI has had a growing need for additional heavy manufacturing capacity, including primary structural mainframes. This issue has become even more critical with the growth anticipated from the MBCI acquisition. Initiated in 1997, the plant is now fully operational and able to support the company's anticipated growth requirements. This facility is a joint venture with an established Mexican steel service company. Benefits of the arrangement include an abundant access to raw materials and qualified labor. This new plant has added 17% more heavy steel manufacturing capacity and will provide secondary framing to support NCI's expansion into the Mexican market.


[PHOTO]

LEN GEORGE
Executive Vice President of Metal Buildings Group

"We are extremely excited about the potential that our new long bay secondary system offers. This new structural assembly will enable NCI to effectively compete in the large building market, which is estimated at $1 billion. The average large-bay building sale is approximately $500,000, compared to the company's current average building sale of $35,000."


[PHOTO]

[GRAPH]

[PHOTO]

KELLY GINN
Vice President, Manufacturing of Metal Components Group

"In 1998, NCI essentially evolved from its leading position in metal building systems to become the leading manufacturer of metal components, building systems and metal coil coating and painting - all businesses that should generate 15% or greater revenue growth through current aggressive strategies to expand and penetrate our markets."

[GRAPH]

As a result of the company's expanded geographic scope, we are better able to meet customer's product and delivery needs, realize production efficiencies and improve our ability to attract builders and other customers. We believe these facilities will be sufficient to support our production requirements for the next few years and are not planning for any large capital expansion in 1999.

                              GROWTH OPPORTUNITIES

                      BIGGER MARKETS, BETTER DISTRIBUTION
                               AND MORE PRODUCTS.

Achievements in 1998 have made NCI a more vertically integrated and geographically diverse provider of metal buildings, components and services. Adding to the company's large business in metal buildings, NCI has market share in metal components more than twice that of its nearest competitor, and leading positions in metal coil coating and painting and commercial doors. As the industry's largest one-stop source for metal buildings and components, the company has large new sales growth opportunities based on expanded geographic coverage, cross selling between NCI and MBCI distribution channels and product lines, and new product introductions.

                     NCI'S LARGE EXPOSURE IN THE COMPONENTS
                         BUSINESS IS ANTICIPATED TO ADD
                      HIGHER-GROWTH POTENTIAL AND GREATER
                         RESILIENCE TO ECONOMIC CYCLES.

Comprising 59% of the company's 1998 revenues, metal components is a $3 billion market growing at an estimated 15% per year. The largest percentage of our component sales comes from metal roofs, which competes with non-metal roofing systems in the estimated $20 billion roofing market.

[PHOTO]


We believe strong growth will continue in our roofing business, as the company offers a cost-effective, low-maintenance product with a life more than twice that of conventional roofing materials. Other metal component products include wall systems, overhead doors, fascia, mansard and various trim accessories for commercial, industrial, architectural, agricultural and residential construction and repair and retrofit uses. Components are being used to a greater degree for building repair and retrofit which is generally unaffected by new construction cycles, and can even be counter-cyclical.

Demand for metal buildings and components in major construction and architectural communities continues to expand. Our products are finding increasing use in such high-traffic, long-term applications as strip malls, office buildings, community centers, schools, churches and residential construction. Growing aesthetic appeal plays an important role in our increasing popularity. Practical benefits favorably position metal building systems and components as cost effective alternatives to conventional construction materials. These include greater flexibility, lower life-cycle costs, faster occupancy, trouble-free maintenance and long-term energy savings. In addition, the builder's cost for constructing a metal building can be as much as 20% less than that of a conventional building. Factors contributing to this price advantage include better utilization of factory labor (versus field labor), better materials utilization (less waste) and shorter construction time.


[PHOTO]

JERRY BOEN
Vice President, Marketing of Metal Components Division

"Metal components, such as
roof systems, are frequently used for repair and remodeling. Sales have not historically been highly effected by new construction or economic cycles. With 59% of NCI's revenues generated from components sales, this shift in product mix is expected to reduce NCI's overall exposure to new construction cyclicality."

[PHOTO]

CHARLES W. DICKINSON
Vice President, Sales of Metal Components Division

[PHOTO]

AL RICHEY
Vice President, Sales & Marketing of Metal Buildings Group

"NCI's unique marketing approach -multiple brands represented by regional sales groups -- has been extremely effective in building our dealer network. A priority in 1999 will be to leverage the distribution network acquired with MBCI to extend cost-effectively our geographic reach and market penetration. In addition, we have set aggressive goals to recruit 15% more authorized builders and put them through training to increase their sales effectiveness and support the achievement of our sales targets."


[PHOTO]

TOM BISHOP
President, American Building Components

"American Building Components is now able to offer their customers a much wider product range at high revenue level. Rollformed, pre-packaged metal garage parts and an increased presence in the Western United States are only part of the benefits available from the combination of American Building Components and NCI."

[PHOTO]

Construction and building material analysts are projecting low to flat industry growth in 1999; however, NCI outperforms these indices nearly every year, delivering an average of 38% annual revenue growth over the past five years, and 45% over the last 10 years. We believe we will continue to meet our growth goals in 1999 and outperform the industry through unique market niches, diversified product lines, and aggressive sales and marketing programs, with additional stimulation from component sales, careful asset management and further pursuit of acquisition opportunities.

                          100% DISTRIBUTION EXPANSION
                       PROVIDES SUBSTANTIAL CROSS-SELLING
                                 OPPORTUNITIES.


With a distribution network that nearly doubled in 1998 to nearly 1,200 authorized builders, a key growth strategy is to increase sales and net income by cross selling the company's broadened line of name brand product lines through a substantially larger network. Unlike competitors who generally market under one national brand name, NCI operates under multiple regional, well-known brands. This approach has helped the company grow its dealer network. Local and regional reputation often play an important role in builders' selection, and NCI's strategy of producing under recognized regional brand names is consistent with the way dealers contract for product.

NCI will continue to market its well-known brands, adding such component lines to the product selection as Metal Building Components, Inc., American Building Components, DBCI, Metal Coaters of Georgia, Metal-Prep, DOUBLECOTE, and Metal Coaters of California. These products are sold through a variety of distribution channels to a broad range of end users. These include 1) authorized builders, 2) building materials manufacturers, distributors and retailers, 3) roofing system installers, 4) contractors and end users, and 5) builders of self-storage facilities. In addition to leveraging the current distribution channels, NCI seeks to recruit new builders and has engaged in industry-wide training programs to better acquaint builders with products, services, and pricing in order to expand sales.

A key growth strategy is to leverage customer relationships in the component group to increase building systems sales, and vice versa. For example, we believe there is great potential to stimulate higher components growth, primarily for metal roofing and wall systems segments, by marketing these products through building systems channels. On the other hand, we intend to generate higher building system sales by pursuing new and existing geographic markets. The addition of metal components locations nationwide provides the opportunity to expand building systems sales into components markets in the Northeast and Northwest. By utilizing the nationwide manufacturing facilities as platforms for expansion, both segments serve to benefit. We are well positioned to increase sales of building systems in markets that previously have been difficult for NCI to serve on a cost-effective basis, while the components business can grow in new markets as a result of NCI's builder relationships.


[PHOTO]

TOM WHEELER Executive Vice President, General Manager, A&S Building Systems

"Many of our builder relationships are based on just a few of our full range of products and services. With our combined resources, we have an incredibly broad product line to offer to a distribution system that has doubled to nearly 1,200 authorized dealers. This has opened whole new markets to pursue."


[PHOTO]

JOHN EUBANKS
President, Mesco Metal Buildings

"Acquired in 1996, Mesco's main market thrust is in the South Central and Southeastern United States with manufacturing facilities in Texas and South Carolina. Mesco has built its reputation and market acceptance through customer dependability in its performance and integrity in its product and its people. With strong fundamentals in place, the availability of a diversified product line through NCI will significantly increase our business and growth opportunities in the future."

[PHOTO]

RICHARD KLEIN
President and COO of Metal Coaters Group

"We are extremely pleased with the performance of our Metal Coaters of California, Inc. operation. This 100,000 square foot facility was closed on May 11 for modifications. The plant was reopened on May 28 and became profitable immediately. This facility is able to meet the high internal demand from our Western States operations, and provide us with substantial room to service existing outside customers and generate new business."


[PHOTO]

JOHN HOLMES
President of Metal Prep Division

"Metal Prep and the metal construction industry will benefit from the addition of the new Midwest Coating joint venture. Metal Prep operated at full capacity during 1998 and with the additional product capability, the superior pre-painted hot roll product will now be available throughout the market."


                        NEW PRODUCTS AND MARKETS ADD NEW
                              GROWTH OPPORTUNITY.

Our large and profitable metal coating and painting business is not just another step toward vertical integration; it offers a profitable new sales growth opportunity. The company has already integrated the NCI and MBCI painting operations and added two facilities to achieve significant cost savings, increased geographical coverage, and relieve strained capacity. NCI targets approximately 50% of these facilities' capacity from external customers, and this business is on course to participate in achieving our corporate goal of 30% return on operating assets in 1999.

Another new opportunity is NCI's entry into the large-bay building market as a result of an internally designed long bay framing system. Traditionally focused on the smaller buildings niche market, we have completed the design of an extremely strong, light-weight long bay framing system that will span over 40 feet. In the past, NCI has purchased bar joists from outside suppliers increasing project costs and lead times. This new system will be produced internally, enabling our competitive entry into a big, profitable new market.

The MBCI acquisition has provided us with the opportunity to substantially expand our selling and distribution presence into new geographic markets.
MBCI's metal components locations have provided us with a competitive entry into regional markets in the Northeast and Northwest United States and Canada. We are also expanding south of the border, largely through our Mexican manufacturing joint venture. In 1999, Metallic de Mexico will launch NCI's foray into the Mexican building market, estimated at $60 million per year. We believe that this new market could generate $5 million in sales in 1999 and be profitable.

[PHOTO]


                                HUMAN RESOURCES

                           NCI'S MANAGEMENT DEPTH HAS
                            INCREASED SUBSTANTIALLY.

Averaging more than 20 years of industry experience, the combined management teams of NCI and MBCI share similar business philosophies, and historically have demonstrated an ability to grow sales and net income in times of adverse, as well as strong, economic conditions. We attribute this ability to marketing our products effectively, strategically locating new manufacturing facilities, controlling expenses, maintaining flexibility in capital budgeting, and reducing production and distribution costs. In addition, the two management teams have successfully identified and completed nine acquisitions in the last five years.

NCI's board has been enhanced by the addition of A.R. Ginn and Ken Maddox, who continue to serve as president and chief financial officer, respectively, of the Metal Components Group and the Metal Coaters Group. In addition, A.R. Ginn serves as the president and chief operating officer of NCI, and Ken Maddox serves as executive vice president, administration.

We successfully completed the integration of NCI's and MBCI's nearly 4,000 employees, facilities, management and benefit programs in record time. NCI's corporate culture nurtures each divisions' ability to operate independently, and encourages independent thinking, competition and belief that capable people will get the job done. Through all of the separate divisions, however, there runs a strong employee feeling of being part of a large, successful team that serves as a highly productive driver behind NCI's growth and profitability.


[PHOTO]

DONNIE HUMPHRIES
Vice President, Human Relations of Metal Buildings Group

"In the last six months of 1998, greater progress was made than we could have hoped for in the integration of these two large companies. The complete overhaul and standardization of employee benefits, incentive programs and human resource policies was completed as a result of both company's high level of competency, enthusiasm and mutual respect."


[PHOTO]

DAVID CURTIS
President, Doors & Building Components, Inc. (DBCI)

"The proliferation of self-storage facilities in the United States and Europe has provided substantial new opportunities in the overhead door business. Our business grew well ahead of projections in 1998 and is again estimating a substantial sales increase in 1999."

                            NCI BOARD OF DIRECTORS



                                     [PHOTO

From left to right: C.A. Rundell Jr., Johnie Schulte, Jr., William Breedlove, and A.R. Ginn.



                                    [PHOTO]

From left to right: Daniel Zabcik, Leonard George, Robert McDonald, Kenneth Maddox, T.C. Arnett, and Gary Forbes.

                                    PROFILE

NCI is a manufacturer and marketer of pre-engineered metal building systems and components. The company contributes to the building process by designing structures to user specifications, then manufacturing the appropriate parts for its customers -- frequently authorized builders -- to erect and make ready for occupancy. Components are sold to many of the same markets where engineering is not required. NCI aggressively markets its products nationwide through several channels under the following trade names: Metallic Building Company, Mid-West Steel Building Company, Doors & Building Components, Steel Systems, A&S Building Systems, Classic Steel Frame Homes, Mesco Metal Buildings, MBCI, ABC, IPS, DOUBLECOTE, Metal Prep, Metal Coaters of Georgia, Metal Coaters of California and Mid-West Metal Coatings. NCI's products are directed at the non-residential market, primarily industrial and low-rise commercial applications.

                              CORPORATE DIRECTORY
                               BOARD OF DIRECTORS


   OFFICERS                                          DIRECTORS
C.A. RUNDELL, JR.                                 C.A. RUNDELL, JR.                            GARY L. FORBES**
Chairman of the Board                             Chairman of the Board                        Vice President
                                                  NCI Building Systems, Inc.                   Equus Incorporated
JOHNIE SCHULTE, JR.
CEO & Chairman of the Executive                   JOHNIE SCHULTE, JR.                          LEONARD F. GEORGE
Committee                                         CEO & Chairman of the Executive              Executive Vice President
                                                  Committee                                    Metal Buildings Division
A.R. GINN                                         NCI Building Systems, Inc.
President & Chief Operating Officer                                                            WILLIAM D. BREEDLOVE**
                                                  A.R. GINN                                    Vice Chairman
KENNETH W. MADDOX                                 President and Chief Operating Officer        Hoak Breedlove Wesneski & Co.
Executive Vice President,                         NCI Building Systems, Inc.
Administration                                                                                 ROBERT N. MCDONALD*
                                                  KENNETH W. MADDOX                            Private Investor
ROBERT J. MEDLOCK                                 Executive Vice President,
Executive Vice President & Chief                  Administration                               * Compensation Committee
Financial Officer                                                                              ** Audit Committee
                                                  DANIEL D. ZABCIK
DONNIE R. HUMPHRIES                               Private Investor
Secretary
                                                  T.C. ARNETT*
                                                  Private Investor


                          FORWARD - LOOKING STATEMENTS

"This Annual Report contains forward-looking statements concerning the business and operations of the Company. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and factors include, but are not limited to, industry cyclicality and seasonality, adverse weather conditions, fluctuations in customer demand and order patterns, raw material pricing, competitive activity and pricing pressure, the ability to make strategic activities accretive to earning, and general economic conditions affecting the construction industry, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including its most recent annual and quarterly reports on Forms 10(k) and 10(Q), the Company expressly disclaim any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations." Design:
Pegasus Design, Inc. Houston, Texas This annual report is printed on recycled paper containing recovered, post-consumer waste paper.

                                   [GRAPHIC]

                           NCI BUILDING SYSTEMS, INC.
                                 7301 FAIRVIEW
                              HOUSTON, TEXAS 77041
                                 (713) 466-7788

                                                           1998 FINANCIAL REVIEW

                       CONSOLIDATED STATEMENTS OF INCOME
                           NCI BUILDING SYSTEMS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 October 31,
                                                      -------------------------------------
                                                        1996          1997          1998
                                                      ---------     ---------     ---------

Sales ............................................    $ 332,880     $ 407,751     $ 675,331

Cost of sales ....................................      241,374       299,407       497,862

     Gross profit ................................       91,506       108,344       177,469
                                                      ---------     ---------     ---------
Operating expenses ...............................       53,095        66,055        94,040

Nonrecurring acquisition expense .................         --            --           2,060
                                                      ---------     ---------     ---------
     Income from operations ......................       38,411        42,289        81,369

Interest expense .................................         (108)         (163)      (20,756)

Other income .....................................        1,586         1,999           499

Joint venture income .............................         --            --             737
                                                      ---------     ---------     ---------
     Income before income taxes ..................       39,889        44,125        61,849
                                                      ---------     ---------     ---------

Provision (benefit) for income taxes
     Current .....................................       15,898        15,920        16,573
     Deferred ....................................         (822)          318         7,958
                                                      ---------     ---------     ---------
Total income tax .................................       15,076        16,238        24,531
                                                      ---------     ---------     ---------
Net income .......................................    $  24,813     $  27,887        37,318
                                                      =========     =========     =========

Net income per common and
     common equivalent share - Basic .............    $    1.60     $    1.73     $    2.17
                                                      =========     =========     =========

Net income per common and
     common equivalent share - Diluted ...........    $    1.51     $    1.64     $    2.05
                                                      =========     =========     =========


See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                           NCI BUILDING SYSTEMS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                        October 31,
                                                                                    --------------------
                                                                                      1997        1998
                                                                                    --------    --------
ASSETS

Current assets:

     Cash and cash equivalents .................................................    $ 32,166    $  4,599

     Accounts receivable, net ..................................................      47,006      99,261

     Inventories ...............................................................      37,381      78,001

     Deferred income taxes .....................................................       3,463       6,495

     Prepaid expenses ..........................................................         942       4,214
                                                                                    --------    --------

     Total current assets ......................................................     120,958     192,570

Property, plant and equipment, net .............................................      51,223     179,500

Excess of cost over fair value of acquired net assets ..........................      21,072     413,288

Other assets, primarily investment in joint ventures ...........................       3,079      38,179
                                                                                    --------    --------

Total assets ...................................................................    $196,332    $823,537
                                                                                    --------    --------



LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

     Current portion of long-term debt                                              $     47    $ 31,297

     Accounts payable ..........................................................      23,921      62,694

     Accrued compensation and benefits .........................................       9,688      16,261

     Other accrued expense .....................................................      10,553      23,925
                                                                                    --------    --------

     Total current liabilities .................................................      44,212     134,177

Long-term debt, noncurrent portion .............................................       1,679     444,477

Deferred income taxes ..........................................................       2,626      21,271

Contingencies

Shareholders' equity

     Preferred stock, $1 par value, 1,000,000
          shares authorized, none outstanding ..................................        --          --

     Common stock, $.01 par value, 50,000,000 shares authorized, 8,125,739
          and 18,064,482 shares issued and outstanding, respectively ...........          82         181

     Additional paid-in capital ................................................      51,109      89,489

     Retained earnings .........................................................      96,624     133,942
                                                                                    --------    --------

     Total shareholders' equity ................................................     147,815     223,612
                                                                                    --------    --------

Total liabilities and shareholders' equity .....................................    $196,332    $823,537
                                                                                    ========    ========


See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           NCI BUILDING SYSTEMS, INC.

                                 (IN THOUSANDS)


                                                                 Additional
                                                      Common       Paid-In     Retained   Shareholders'
                                                       Stock       Capital     Earnings     Equity
                                                      --------    --------     --------    --------

Balance, October 31, 1995 ........................    $     63    $ 13,696     $ 43,923    $ 57,682

Proceeds from stock offering .....................          11      24,759         --        24,770

Proceeds from exercise of stock options,
     including tax benefit thereon ...............           2       2,723         --         2,725

Shares issued for
     contribution to 401(k) plan .................           1       1,008         --         1,009

Shares issued in connection with the .............           3       5,172         --         5,175
     purchase of DBCI

Net income .......................................        --          --         24,814      24,814
                                                      --------    --------     --------    --------

Balance, October 31, 1996 ........................          80      47,358       68,737     116,175

Proceeds from exercise of stock options,
     including tax benefit thereon ...............           1       2,234         --         2,235

Shares issued for
     contribution to 401(k) plan .................           1       1,517         --         1,518

Net income .......................................        --          --         27,887      27,887
                                                      --------    --------     --------    --------

Balance, October 31, 1997 ........................          82      51,109       96,624     147,815

Proceeds from exercise of stock options,
     including tax benefit thereon ...............           2       4,317         --         4,319

Two for one split of common stock ................          82         (82)        --          --

Shares issued in connection with the purchase
     of Metal Building Components, Inc ...........          14      32,186         --        32,200

Shares issued for
     contribution to 401(k) plan .................           1       1,959         --         1,960

Net income .......................................        --          --         37,318      37,318
                                                      --------    --------     --------    --------
Balance, October 31, 1998 ........................    $    181    $ 89,489     $133,942    $223,612
                                                      ========    ========     ========    ========


See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           NCI BUILDING SYSTEMS, INC.

                                 (IN THOUSANDS)


                                                                                            October 31,
                                                                          ------------------------------------------
                                                                             1996               1997          1998
                                                                          ---------          ---------     ---------

Cash flows from operating activities
Net income ...........................................................    $  24,814          $  27,887     $  37,318

Adjustments to reconcile net income to
     net cash provided by operating activities

          Depreciation and amortization ..............................        5,791              7,876        17,818

          (Gain) loss on sale of fixed assets ........................            1                 (3)          (32)

          Provision for doubtful accounts ............................          681              1,223         2,625

          Deferred income tax (benefit) provision ....................         (822)               318         7,958

Changes in current assets and liability accounts, net of effects of acquisitions:

(Increase) in accounts, notes and other receivables ..................       (9,857)           (10,481)       (3,663)

(Increase) decrease in inventories ...................................       (4,521)            (5,552)        9,951

(Increase) decrease in prepaid expenses ..............................          (35)              (625)          109

Increase in accounts payable .........................................        3,043              2,394        24,189

Increase in accrued expenses .........................................        5,446              5,579        13,772
                                                                          ---------          ---------     ---------

       Net cash provided by operating activities .....................       24,541             28,616       110,045

Cash flows from investing activities:

     Proceeds from the sale of fixed assets ..........................          115                 25            98

     Acquisition of Mesco Metal Buildings ............................      (20,631)              --            --

     Acquisition of Doors & Building Components, Inc .................      (11,000)              --            --

     Acquisition of Carlisle Engineered Metals, Inc ..................       (2,840)            (6,230)         --

     Acquisition of Metal Building Components, Inc ...................         --                 --        (553,510)

     Acquisition of California Finished Metals, Inc ..................         --                 --         (15,458)

     (Increase) decrease in other noncurrent assets ..................       (1,988)            (1,147)      (24,450)

     Capital expenditures ............................................      (10,319)           (11,332)      (20,834)
                                                                          ---------          ---------     ---------

            Net cash provided by (used in) investing activities ......      (46,663)           (18,684)     (614,154)

Cash flows from financing activities:

     Net proceeds from sale of stock .................................       24,770               --            --

     Exercise of stock options .......................................          750              1,340         2,494

     Borrowings on line of credit and notes ..........................         --                 --         592,700

     Principal payments on long-term debt, line of
          credit and notes payable ...................................          (85)               (50)     (118,652)
                                                                          ---------          ---------     ---------

            Net cash provided by (used in) financing activities ......       25,435              1,290       476,542
                                                                          ---------          ---------     ---------

Net increase (decrease) in cash ......................................        3,313             11,222       (27,567)

Cash at beginning of period ..........................................       17,631             20,944        32,166
                                                                          ---------          ---------     ---------

Cash at end of period ................................................    $  20,944          $  32,166     $   4,599
                                                                          =========          =========     =========

See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NCI BUILDING SYSTEMS, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting Entity

These financial statements include the operations and activities of NCI Building Systems, Inc. and its wholly-owned subsidiaries (Company) after the elimination of all material intercompany accounts and balances. The Company designs, manufactures and markets metal building systems and components for commercial, industrial, agricultural and community service use. The Company recognizes revenues as jobs are shipped or as services are performed.

     Certain prior year amounts have been reclassified to conform with the current year presentation.

(b) Accounts Receivable

The Company reports accounts receivable net of the allowance for doubtful accounts of $1,498,000 and $2,321,000 at October 31, 1997 and 1998,
respectively. Trade accounts receivable are the result of sales of building systems and components to customers throughout the United States and affiliated territories including international builders who resell to end users. Although the Company's sales historically have been concentrated in Texas and surrounding states, in recent years it has been expanding its authorized builder organization and customer base into the midwestern states and, to a lesser extent, into south central, southeastern and coastal states. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

(c) Inventories

Inventories are stated at the lower of cost or market value, using specific identification or the weighted-average method for steel coils and other raw materials. A summary of inventories follows:

                                 October 31,
                             ------------------
                               1997       1998
                             -------    -------
                               (in thousands)

Raw materials ...........    $28,943    $55,190
 Work-in-process and
 finished goods .........      8,438     22,811
                             -------    -------
                             $37,381    $78,001
                             =======    =======

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and both straight-line and accelerated methods for income tax purposes. Depreciation expense for the years ended October 31, 1996, 1997 and 1998 was $4,236,000, $5,893,000, and $9,970,000, respectively.

                                         October 31,
                                  -------------------------
                                     1997            1998
                                  ---------       ---------
                                        (in thousands)

Land ..........................   $   3,969       $  11,184
Buildings and improvements ....      23,600          74,510
Machinery, equipment
     and furniture ............      41,393         112,013
Transportation equipment ......       1,089           4,711
Computer software .............         481           5,753
                                  ---------       ---------
                                     70,532         208,171

Less accumulated depreciation..     (19,309)        (28,671)
                                  ---------       ---------
                                  $  51,223       $ 179,500
                                  =========       =========


Estimated useful lives for depreciation are:


Buildings and improvements ............. 10 - 40 years
Machinery, equipment
     and furniture......................  5 - 13 years
Transportation equipment................  3 - 10 years
Computer software ......................  5 years


(e) Statement of Cash Flows

For purposes of the cash flows statement, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the years ended October 31, 1996, 1997 and 1998 was $108,000, $163,000 and $16,733,000, respectively. Income taxes paid, net of refunds received, for the years ended October 31, 1996, 1997 and 1998 was $12,638,000, $15,676,000 and $19,915,000 respectively. Non-cash investing or financing activities included: $1,960,000 for the 1997 contribution for the 401(k) plan which was paid in common stock in 1998, $1,518,000 for the 1996 contribution for the 401(k) plan which was paid in common stock in 1997, and common stock valued at $32.2 million paid in connection with the acquisition of MBCI, as discussed at Note 11.

(f) Excess of Cost Over Fair Value of Acquired Net Assets

Excess of cost over fair value of acquired net assets is amortized on a straight-line basis over periods of fifteen to forty years. Accumulated amortization as of October 31, 1998 was $9,788,000, and $3,042,000 as of October 31, 1997. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill would be reduced by the estimated shortfall of cash flows.

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

(h) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $1,267,000, $1,416,000 and $2,301,000 in 1996, 1997 and 1998, respectively.

(i) Long-Lived Assets

Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value, less costs to sell.

(j) Stock-Based Compensation

The Company uses the intrinsic value method in accounting for its stock-based employee compensation plans.

(k) Comprehensive Income

During the third quarter of fiscal 1998, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Certain items which were previously required to be reported separately in shareholder's equity, such as unrealized gains or loses on available-for-sale securities, minimum pension liability adjustments and foreign currency translation adjustments, are now required to be included in other comprehensive income. For fiscal 1996, 1997, and 1998 the Company's comprehensive income was the same as net income, and the adoption of this statement had no impact on the presentation of the financial statements.

(l) Pending Accounting Changes

In June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes new standards for reporting information about operating segments in both annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Statement is effective for the Company's fiscal year ending October 31, 1999. Management has not completed its review of Statement 131.

(2) LONG-TERM DEBT


                                                            October 31,
                                                      -----------------------
                                                         1997          1998
                                                      ---------     ---------
                                                            (in thousands)
Five-year revolving credit line with a bank
bearing interest at a rate of 30-day LIBOR
plus 1.75% (7.0% at October 31, 1998),
maturing on July 1, 2003 .........................    $    --       $ 141,600

Five-year term loan payable to a bank
bearing interest at a rate of 90-day LIBOR
plus 1.75% (7.0% at October 31, 1998)
repayable beginning on October 31, 1998,
in quarterly installments beginning with
$7.5 million and gradually increasing
to $12.5 million on the maturity date,
July 1, 2003 .....................................         --         192,500

364-day revolving credit facility with a bank
bearing interest at a rate of 30-day LIBOR
plus 1.75% (7.0% at October 31, 1998)
maturing on April 30, 1999 .......................         --         140,000

Note payable to employee bearing
interest at 7%, maturing April 1, 2001,
with an option to convert into common
stock at $14.96 per share ........................        1,500         1,500

Other ............................................          226           174
                                                      ---------     ---------
                                                          1,726       475,774

Current portion of long-term debt ................          (47)      (31,297)
                                                      ---------     ---------
                                                      $   1,679     $ 444,477
                                                      =========     =========

Aggregate required principal reductions are as follows:


     Year Ended October 31,
----------------------------------
         (in thousands)

1999 . . . . . . . . . . . . . . . . . $  31,297
2000 . . . . . . . . . . . . . . . . .    36,305
2001 . . . . . . . . . . . . . . . . .    42,807
2002 . . . . . . . . . . . . . . . . .    46,260
2003 . . . . . . . . . . . . . . . . .   319,105
                                       ---------
                                       $ 475,774
                                       =========

The Company has a $600 million senior credit facility from a bank, which consists of (i) a five-year revolving credit facility of up to $200 million, of which up to $20 million may be utilized in the form of commercial and standby letters of credit, (ii) a five-year term loan facility in the principal amount of $200 million, and (iii) a 364-day revolving credit facility of up to $200 million. On May 4, 1998, the Company borrowed $140 million under the five-year revolver, $200 million under the five-year term loan and $200 million under the 364-day revolver to fund the MBCI acquisition. Loans and letters of credit under the five-year revolver will be available, and amounts repaid may be reborrowed, at any time until July, 2003, subject to the fulfillment of certain conditions precedent, including the absence of default under the senior credit facility. The term loan was fully drawn down as of the acquisition date, and any amounts repaid may not be reborrowed. The Company's obligations under the senior credit facility are secured by the pledge of all capital stock, partnership interests and other equity interests of the Company's subsidiaries. All obligations are also guaranteed by each of the Company's corporate subsidiaries and operating limited partnerships. The senior credit facility contains customary financial and restrictive covenants with amounts and ratios negotiated between the Company and the lender.

     The Company has an interest rate swap agreement in place which caps interest on LIBOR loans at 5.89% plus the applicable LIBOR margin for the principal amount of the term loan. The estimated fair value of the swap transactions as of October 31, 1998 was not significant. If the 364-day revolver is not repaid by the Company or extended by the lenders, the Company has the option to convert it to a three-year term note. The Company is required to make mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations.

     The carrying amount of the Company's long-term debt approximates its fair value.

(3) RELATED PARTY TRANSACTIONS

During 1996, 1997 and 1998, the Company purchased $1,417,000, $1,869,000 and
$1,862,000, respectively, of materials from a related party under arm's length transactions.

(4) INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Taxes on income from continuing operations consist of the following:

                                  Year Ended October 31,
                             ---------------------------------
                               1996         1997        1998
                             --------     --------    --------
                                        (in thousands)

Current:  Federal .......    $ 14,530     $ 15,478    $ 15,371
          State .........       1,368          442       1,202
                             --------     --------    --------
  Total current .........      15,898       15,920      16,573

Deferred: Federal .......        (745)         304       7,292
          State .........         (77)          14         666
                             --------     --------    --------
  Total deferred ........        (822)         318       7,958
                             --------     --------    --------

Total provision .........    $ 15,076     $ 16,238    $ 24,531
                             ========     ========    ========


The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:


                                               Year Ended October 31,
                                            ----------------------------
                                             1996       1997       1998
                                            ------     ------     ------

Statutory federal income tax rate ......      35.0%      35.0%      35.0%
Non-deductible goodwill
     amortization ......................       --         --         2.7%
State income taxes .....................       2.4        1.2        2.1%
Other ..................................       0.4        0.6       (0.1%)
                                            ------     ------     ------
     Effective tax rate ................      37.8%      36.8%      39.7%
                                            ======     ======     ======

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                              1997        1998
                                            --------    --------
                                               (in thousands)
Deferred tax assets
     Inventory .........................    $  1,632    $  1,968
     Bad debt reserve ..................         527       1,446
     Accrued insurance reserves ........         595       1,258
     Deferred compensation .............         --          711
     Other reserves ....................         709       1,112
                                            --------    --------
Total deferred tax assets ..............       3,463       6,495
                                            --------    --------

Deferred tax liabilities
     Depreciation and amortization .....       1,675      18,327
     Other .............................         951       2,944
                                            --------    --------
Total deferred tax liabilities .........       2,626      21,271
                                            --------    --------
Net deferred tax asset (liability) .....    $    837    $(14,776)
                                            --------    --------


(5) OPERATING LEASE COMMITMENTS

Total rental expense incurred from operating non-cancelable leases for the years ended October 31, 1996, 1997 and 1998 was $3,990,000, $4,644,000 and $5,527,000,
respectively.

Aggregate minimum required annual payments on long-term operating leases at October 31, 1998 were as follows:

     Year Ended October 31, (in thousands)
------------------------------------------------------
1999 . . . . . . . . . . . . . . . . . . . .   $ 2,319
2000 . . . . . . . . . . . . . . . . . . . .     1,184
2001 . . . . . . . . . . . . . . . . . . . .       634
2002 . . . . . . . . . . . . . . . . . . . .       314
2003 . . . . . . . . . . . . . . . . . . . .        58
                                               -------
                                               $ 4,509
                                               =======

(6) SHAREHOLDERS' RIGHTS PLAN

In June 1998 the Board of Directors adopted a Shareholders' Rights Plan in which one preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one-hundredth of a share of newly authorized Series A
Junior Participating Preferred Stock at an exercise price of $125. Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 20 percent or more of the common shares. In the event that a person or group acquires 20 percent or more of the common shares, the Rights enable dilution of the acquiring person's or group's interest by providing for a 50 percent discount on the purchase of common shares by the non-controlling shareholders. The company will generally be entitled to redeem the Rights at $0.01 per Right at any time before a person or group acquires 20 percent or more of the common shares. Rights will expire on June 24, 2008, unless earlier exercised, redeemed or exchanged.

(7) COMMON STOCK

In June 1998, the Company's Board of Directors approved a two-for-one split of the Common Stock effective for stockholders of record on July 8, 1998. Share and per share amounts have been restated to reflect the stock split. The Board of Directors has approved a non-statutory employee stock option plan. This plan includes the future granting of stock options to purchase up to 4,100,000 shares as an incentive and reward for key management personnel. Options expire ten years from date of grant. The right to acquire the option shares is earned in 25% increments over the first four years of the option period. Stock option transactions during 1996, 1997 and 1998 are as follows (in thousands, except per share amounts):

                                                        Weighted
                                       Number            Average
                                      of Shares        Exercise Price
                                      ---------        --------------
Balance, October 31, 1995 .........      1,524           $  3.36
     Granted ......................        630             12.75
     Canceled .....................        (46)            (9.83)
     Exercised ....................       (492)            (1.52)
                                       -------           -------

Balance, October 31, 1996 .........      1,616              7.39
     Granted ......................        314             15.23
     Canceled .....................        (10)           (12.09)

Exercised .........................       (211)            (6.34)
                                       -------           -------
     Balance, October 31, 1997 ....      1,709              8.94
     Granted ......................        517             23.65
     Canceled .....................        (22)           (14.56)
     Exercised ....................       (313)            (7.98)
                                       -------           -------

Balance, October 31, 1998 .........      1,891           $ 13.06
                                       =======           =======

     Options exerciseable at October 31, 1996, 1997, and 1998 were 783,000, 841,000 and 910,000, respectively. The weighted average exercise prices for options exerciseable at October 31, 1996, 1997 and 1998 were $3.00, $4.60 and $6.67. Exercise prices for options outstanding at October 31, 1998 range from $.80 to $27.00. The weighted average remaining contractual life of options outstanding at October 31, 1998 is 6.7 years.

     In accordance with the terms of APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, the Company records no compensation expense for its stock option awards. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these awards. The weighted average grant-date fair value of options granted during 1996, 1997 and 1998 was $6.53, $7.89 and $12.07, respectively. These values were estimated using the Black-Sholes option-pricing model with the following weighted average assumptions: no expected dividend, expected volatility of 38.1%, risk free interest rates ranging from 5.5% to 6.7% for 1996, 6.4% to 6.9% for 1997 and 4.6% to 5.9% for 1998, and expected lives of 7 years. Had compensation expense been recorded based on these hypothetical values, the Company's net income and earnings per share would have been as follows (in thousands, except per share data):


                                     1996          1997          1998
                                  ----------    ----------    ----------
Proforma net income ..........    $   24,379    $   27,081    $   35,887

Proforma net income
     per share - Basic .......    $     1.57    $     1.68    $     2.08

Proforma net income
     per share - Diluted .....    $     1.48    $     1.59    $     1.98

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

(9) NET INCOME PER SHARE

During the first quarter of fiscal 1998, the Company adopted FASB Statement No. 128, Earnings Per Share, which requires the presentation of basic and diluted earnings per share. Under this statement, the dilutive effect of stock options is excluded from basic earnings per share, but included in the computation of diluted earnings per share. Earnings per share amounts for all periods presented have been restated. The computations are as follows:

                                                Year Ended October 31,
                                            -----------------------------
                                              1996       1997       1998
                                            -------    -------    -------
                                        (in thousands, except per share data)
Net income .............................    $24,814    $27,887    $37,318

Add: Interest, net of tax,
     on convertible debenture
     assumed converted .................         38         66         66
                                            -------    -------    -------

Adjusted net income ....................    $24,852    $27,953    $37,384
                                            =======    =======    =======

Weighted average common
     shares outstanding ................     15,499     16,127     17,212
                                            =======    =======    =======

Add: Common stock equivalents:
     Stock options .....................        898        858        880

     Convertible debenture .............         58        100        100

Weighted average common
     shares outstanding,
       assuming dilution ...............     16,455     17,085     18,192

Net income per share--basic ............    $  1.60    $  1.73    $  2.17
                                            =======    =======    =======
Net income per share--diluted ..........    $  1.51    $  1.64    $  2.05
                                            =======    =======    =======

(10) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan (the "Savings Plan") which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant's salary. No other contributions may be made to the Savings Plan. Contributions accrued for the Savings Plan for the year ended October 31, 1996, 1997 and 1998 were $1,155,000, $1,604,000 and $2,219,000 respectively.

(11) ACQUISITIONS

In November 1995, the Company acquired substantially all of the assets and assumed certain liabilities of Doors and Building Components, Inc. ("DBCI"), a manufacturer of roll-up steel overhead doors used primarily in self-storage and commercial/industrial applications, for approximately $12 million in cash and 600,000 shares of common stock of the Company, valued at $5.2 million. Based on the final determination of book value of the purchased assets, the price was reduced by approximately $2.5 million of which $1.5 million was due from the seller and was recorded as a receivable in the October 31, 1996 balance sheet. This amount was settled in cash in December, 1996. The acquisition was accounted for using the purchase method of accounting. The excess of cost over fair value of the acquired net assets was $11.4 million.

     In April, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of Mesco Metal Buildings, a division of Anderson Industries, Inc. ("Mesco"), a manufacturer of metal building systems and components, for approximately $20.8 million in cash and a $1.5 million 7% convertible subordinated debenture due April, 2001. The acquisition was accounted for using the purchase method of accounting. The excess of cost over fair value of the acquired net assets was $10.9 million.

     On May 4, 1998, the Company acquired Metal Building Components, Inc. ("MBCI") through the purchase of all of the outstanding capital stock of Amatek Holdings, Inc. from BTR Australia Limited, a wholly owned subsidiary of BTR plc, for a purchase price of approximately $593 million, including cash of $550 million (plus transaction costs) and 1.4 million shares of the Company's common stock valued at $32.2 million. MBCI designs, manufactures, sells and distributes metal components for commercial, industrial, architectural, agricultural and residential construction uses. MBCI also processes its own hot roll coil metal for use in component manufacturing, as well as processing hot roll coil metal and toll coating light gauge metal for use by other parties in the construction of metal building components and numerous other products. The funds for this acquisition were provided from the proceeds of a new $600 million credit facility from a bank under which the Company initially borrowed $540 million. The acquisition was accounted for using the purchase method of accounting. The excess of cost over the fair value of the acquired assets was approximately $395.1 million, based on the preliminary purchase price allocation, which may be adjusted upon final valuation of certain assets and liabilities.

The consolidated results of operations for 1998 include MBCI since the date of acquisition. Assuming the acquisition of MBCI had been consummated as at the beginning of the respective periods presented, the proforma unaudited results of operations are as follows (in thousands, except per share data):

                                          Year Ended October 31,
                                           1997           1998
                                       -----------    -----------

Sales                                  $   815,718    $   871,026
Net income                             $    31,431    $    36,408
Net income per share - basic           $      1.79    $      2.03
Net income per share - diluted         $      1.70    $      1.93

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
NCI Building Systems, Inc.

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. as of October 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at October 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.



                                                  ERNST & YOUNG LLP

Houston, Texas
December 8, 1998

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

                                              Year Ended October 31,
                                           ------------------------------
                                            1996        1997        1998
                                           ------      ------      ------

Sales ..................................    100.0%      100.0%      100.0%
Cost of sales ..........................     72.5        73.4        73.7
                                           ------      ------      ------
Gross profit ...........................     27.5        26.6        26.3
Operating expenses .....................     16.0        16.3        14.2
Nonrecurring acquisition expense .......     --          --           0.3
                                           ------      ------      ------
Income from operations .................     11.5        10.3        11.8
Interest expense .......................      0.0         0.0         3.1
Other income net .......................     (0.5)       (0.5)       (0.5)
                                           ------      ------      ------
Income before income taxes .............     12.0        10.8         9.2
Provision for income taxes .............      4.5         4.0         3.6
                                           ------      ------      ------
Net income .............................      7.5%        6.8%        5.6%
                                           ======      ======      ======

FISCAL 1998 COMPARED TO FISCAL 1997

Sales in fiscal 1998 increased by $267.8 million, or 66%, compared to fiscal 1997. The acquisition of Metal Building Components, Inc. ("MBCI") on May 4, 1998 accounted for a substantial portion of this increase. Because NCI combined its component business with MBCI, consolidated its component sales and marketing personnel and transferred the operations of three of its manufacturing facilities to MBCI's manufacturing facilities shortly after the completion of the transaction, it is difficult to determine the exact impact on sales of the acquisition. The Company believes that its business grew approximately 9% in fiscal 1998. This internal growth resulted from geographical expansion of sales efforts and the Company's authorized builder organization.

     Gross profit for fiscal 1998 increased by $69.1 million, or 64%, compared to fiscal 1997. Gross profit dollars increased at a slightly slower rate than sales since components typically have a lower gross profit percentage than building systems. This accounted for the slight decline in gross profit percent to 26.3% in fiscal 1998 from 26.6% in fiscal 1997. The Company believes that the internal growth of gross profit would be similar to the sales increase mentioned above.

     Operating expenses include engineering, selling and general and administrative costs. Engineering expense is associated only with the sale of metal building systems. This expense increased by $1.2 million, or 9%, in fiscal 1998 compared to fiscal 1997. This increase is in line with the growth of metal building systems sales. Selling, general and administrative expenses increased $28.8 million, or 55%, in fiscal 1998 compared to fiscal 1997. These expenses grew at a slower rate than sales because the component business has a lower level of selling expense associated with it. As a result, the percentage of selling, general and administrative expenses to sales declined to 12.1% in fiscal 1998 from 13.0% in fiscal 1997.

     The nonrecurring acquisition expense of $2.1 million represented the one-time cost of severance and relocation expenses related to the consolidation of component sales and marketing functions, estimated costs associated with announced plant closures and consolidations and costs associated with the integration of product lines.

     Interest expense increased in fiscal 1998 to $20.8 million compared to $.2 million in fiscal 1997 reflecting the cost of borrowed funds to finance the MBCI acquisition and the amortization of debt issuance costs related to such borrowings. On May 4, 1998 the Company borrowed $540 million to finance the MBCI acquisition and had outstanding total debt of $475.7 million at the end of October 1998. The company entered into an interest rate swap agreement to fix the interest on $200 million (currently $192.5 million is outstanding) of this amount at 5.9% plus the applicable margin on borrowings which is currently 1.75%. The remainder of the debt bears interest at a floating rate.

     Joint venture income of $737,000 in fiscal 1998 primarily represents the 50% ownership in a coil coating plant which was acquired as part of the MBCI transaction.

     Income before income taxes increased by $17.7 million, or 40%, in fiscal 1998. The increase was less than the sales increase as a result of the increase in interest expense, amortization of goodwill expense and the nonrecurring acquisition expenses.

     Provision for income taxes increased by 51% in fiscal 1998, reflecting an effective tax rate of 39.7% in fiscal 1998 compared to 36.8% in fiscal 1997. The increase in effective tax rate resulted primarily from nondeductible amortization of goodwill associated with the MBCI transaction.

FISCAL 1997 COMPARED TO FISCAL 1996

Sales in fiscal 1997 increased by $74.9 million, or 22%, compared to fiscal 1996. The acquisition of the operations of Carlisle Engineered Metals ("ECI") in February 1997 and the inclusion of Mesco Metal Buildings ("Mesco") for the whole fiscal year 1997 accounted for approximately $23 million of this increase. The remaining increase of approximately $50 million, or 15%, resulted from growth of the Doors and Building Components sales due to geographic expansion, building systems sales growth due to increased builder recruitment and a full years' operation of the Company's Atwater plant and growth in the component division of the Company.

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

     Engineering costs increased $2.2 million, or 19%, which was in line with the growth in metal building systems sales. Selling, general and administrative costs increased by $10.8 million, or 26%, compared to the prior year. These expenses increased at a slightly higher rate than sales due to the additional expenses resulting from the acquisition of ECI, additional sales expense to support the Classic Metal Homes effort and continued geographic expansion of the Company's sales and marketing effort.

     Interest expense increased $55,000 in 1997 as a result of the $1.5 million debenture issued in April 1996 being out-standing all of 1997. Other income, which consists of interest income, increased by $413,000 in fiscal year 1997. This increase was the result of higher level of cash invested during the year.

     Provision for income taxes increased by 7.7% in fiscal year 1997 and decreased as a percent of sales from 4.5% in 1996 to 4.0% in 1997. During the year, the Company changed the corporate structure of certain operating units which reduced the amount of state income paid by these units.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 1998, the Company had working capital of $58.4 million compared to $76.8 million on October 31, 1997. The decrease of $18.4 was primarily the result of the MBCI acquisition. During the year, the Company generated $65.7 million in cash flow from operations before changes in working capital components.

     On May 4, 1998, the Company acquired all of the out-standing capital stock of Amatek Holdings, Inc. from BTR Australia Limited, a wholly owned subsidiary of BTR plc, for a purchase price of approximately $593 million, including cash of $550 million (plus transaction costs) and 1.4 million shares of common stock valued at $32.2 million. The Company financed the MBCI acquisition by obtaining a new $600 million senior credit facility from a bank, (as discussed in Note 2 to the audited financial statements).

     Loans bear interest, at the Company's option, as follows: (i) base rate loans at the base rate plus a margin that ranges from 0% to 0.5% and (ii) LIBOR loans at LIBOR plus a margin that ranges from 0.75% to 2.0%. Base rate is defined as the higher of NationsBank, N.A.'s prime rate or the overnight Federal funds rate plus 0.5%, and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on its current ratios, the Company is paying a margin of 0.5% on base rate loans and 1.75% on LIBOR loans. The Company currently has an interest rate swap agreement in place which caps interest on LIBOR loans at 5.89% plus the applicable LIBOR margin for the principal amount of the term loan.

     In September 1998, the Company reduced its senior credit facility to $540 million to better reflect future anticipated needs.

     Loans under the five-year revolver mature on July 1, 2003. Loans under the term loan are payable in successive quarterly installments beginning on October 31, 1998 beginning with $7.5 million and gradually increasing to $12.5 million on the maturity date. As of October 31, the Company had $474.1 million outstanding under the senior credit facility. The 364-day revolver matures on April 30, 1999. If the 364-day revolver is not repaid by the Company or extended by the lenders, the Company has the option to convert it to a three-year term note. Borrowings under the senior credit facility may be prepaid and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain agreed upon minimum amounts, without premium or penalty but subject to LIBOR breakage costs. The Company is required to make mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations.

     During the year, the Company spent $18.5 million in capital additions for plant expansion, and the development of new management information systems, and $15.5 million for the acquisition of California Finished Metals, Inc., a coil painting facility located in California. The Company plans to spend approximately $27 million for capital additions in fiscal 1999. Delays or cancellation of planned projects could increase or decrease capital spending from the amounts anticipated at the current time.

     Inflation has not significantly affected the Company's financial position or operations. Metal components and metal building systems sales are affected more by the availability of funds for construction than interest rates. No assurance can be given that inflation or interest rates will not fluctuate significantly, either or both of which could have an adverse effect on the Company's operations.

     Liquidity in future periods will be dependent on internally generated cash flows, the ability to obtain adequate financing

                       UNAUDITED QUARTERLY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



for capital expenditures and expansion when needed and the amount of increased working capital necessary to support expected growth. Based on current capitalization, it is expected that future cash flows from operations and the availability of alternative sources of external financing should be sufficient to provide adequate liquidity for the foreseeable future.

IMPACT OF THE YEAR 2000 ISSUE

The year 2000 issue is the result of computer programs having been written using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has conducted a review of its computer systems to identify the systems that could be affected by the year 2000 issue and is implementing its plan to attempt to ensure that its management information systems ("MIS") and computer software are year 2000 compliant. This review is part of the Company's overall upgrade of its MIS, which is currently in progress and includes the installation of new systems. As a result, the Company has no separate budget for year 2000 compliance. Expenses relating to reviewing and assessing systems are included in historical operating expenses as part of management information expenses and have not been separately identified. Management has completed the upgrade with respect to a substantial majority of the Company's operations in 1998 and the upgrade for the remaining operating divisions will be completed in the first six months of 1999. Management believes that with installation of the new systems, conversion to new software and modifications to existing software, the year 2000 issue will pose no significant operational problems for the Company's MIS. The Company expects to complete all new installations, conversions and necessary systems modifications and conversions by mid-1999. There can be no assurance, however, that the Company will be able to install and maintain year 2000 compliant MIS and software.

     The Company is currently discussing with its vendors and customers the possibility of any year 2000 interface difficulties that may affect the Company. The ability of third parties with whom the Company transacts business to address adequately their year 2000 issue is, however, outside the Company's control.

     To date, the company has not identified any information technology assets under the control of the Company that present a material risk of not being year 2000 ready or for which a suitable alternative cannot be implemented or is not being implemented. The Company does not have a contingency plan with respect to the year 2000 issue if the MIS upgrade is not completed or is delayed beyond the end of 1999. The failure of the Company to address adequately, and in a timely manner, the year 2000 issue, including ensuring that the Company's MIS and software are year 2000 compliant, could have a materially adverse effect on the Company's business, results of operations and financial condition. As the Company's MIS upgrade is implemented, the Company may identify assets that present a risk of a year 2000-related disruption. It is also possible that such a disruption could have a materially adverse effect on the Company's business, financial condition and results of operations. In addition, if any third parties who provide goods or services that are critical to the Company's business activities fail to appropriately address their year 2000 issues, there could be a materially adverse effect on the Company's business, result of operations and financial condition.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposure related to changes in interest rates on its credit facility, which includes revolving credit notes and term notes. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under its credit facility, the Company may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to 6 months. At October 31, 1998, the Company had $474.1 million outstanding under its credit facility, of which $192.5 million is subject to an interest rate swap agreement that effectively fixes the interest rate at 5.9 percent plus the applicable margin on borrowings (currently 1.75%). Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $2.8 million on an annual basis. The Company's objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

                        QUARTERLY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                       First      Second       Third      Fourth
                                                      Quarter     Quarter     Quarter     Quarter
                                                      --------    --------    --------    --------
FISCAL YEAR 1998

Sales ............................................    $ 97,323    $ 95,349    $229,547    $253,112
Gross profit .....................................      25,437      26,614      60,716      64,702
Income before income taxes .......................       9,448       9,981      19,310      23,110
Net income .......................................       6,052       6,396      11,098      13,772
Net income per common and
     common equivalent share - Basic(1) ..........    $    .37    $    .39    $    .62    $    .76
Net income per common and
     common equivalent share - Diluted(1) ........    $    .35    $    .37    $    .58    $    .73

FISCAL YEAR 1997
Sales ............................................    $ 82,875    $ 91,637    $112,484    $120,755
Gross profit .....................................      22,410      23,694      29,774      32,466
Income before income taxes .......................       8,250       8,180      12,653      15,042
Net income .......................................       5,152       5,183       7,971       9,581
Net income per common and
     common equivalent share - Basic(1) ..........    $    .32    $    .32    $    .49    $    .59
Net income per common and
     common equivalent share - Diluted(1) ........    $    .30    $    .30    $    .47    $    .56

(1)The sum of the quarterly income per share amounts do not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

PRICE RANGE OF COMMON STOCK

The Company's common stock began trading on the NYSE under the symbol "NCS" on August 13, 1998. The Company's stock previously traded on the Nasdaq National Market. The following table sets forth the quarterly high and low closing sale prices of the Company common stock, as reported by the Nasdaq National Market or the NYSE, as applicable, for the prior two years. The prices quoted represent prices between dealers in securities, without adjustments for mark-ups, mark-downs, or commissions, and do not necessarily reflect actual transactions.

Fiscal Year 1997                              High       Low
---------------------------------------------------------------
January 31 .............................    $ 18.75   $ 13.38
April 30 ...............................    $ 19.13   $ 14.75
July 31 ................................    $ 18.94   $ 12.75
October 31 .............................    $ 19.88   $ 16.75

Fiscal Year 1998                              High       Low
---------------------------------------------------------------
January 31 .............................    $ 19.78   $ 16.88
April 30 ...............................    $ 26.00   $ 18.06
July 31 ................................    $ 32.25   $ 23.13
October 31 .............................    $ 27.38   $ 15.44

                                 CORPORATE DATA



CORPORATE HEADQUARTERS

NCI Building Systems, Inc.
7301 Fairview
Houston, Texas 77041
713/466-7788

PLANT LOCATIONS

Atwater, California
Caryville, Tennessee
Chandler, Arizona
Chester, South Carolina
Douglasville, Georgia
Ennis, Texas
Grapevine, Texas
Hobbs, New Mexico
Houston, Texas (6)
Jackson, Mississippi (2)
Mattoon, Illinois
Tallapoosa, Georgia
Stafford, Texas
Monterrey, Mexico
Oklahoma City, Oklahoma
Converse, Texas
Grand Prairie, Texas
Lubbock, Texas
Rome, New York
Adel, Georgia
Salt Lake City, Utah
Hernando, Mississippi
Memphis, Tennessee
Nicholasville, Kentucky
Atlanta, Georgia
Plant City, Florida
Colonial Heights, Virginia
Shelbyville, Indiana
Omaha, Nebraska
Nampa, Idaho
Tolleson, Arizona
Marietta, Georgia

ANNUAL MEETING

10:00 A.M., March 17, 1999
NCI Building Systems, Inc.
Corporate Offices
7301 Fairview
Houston, Texas 77041

COMMON STOCK TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank
Houston, Texas

LEGAL COUNSEL

Gardere & Wynne, L.L.P.

AUDITORS

Ernst & Young LLP

FORM 10-K

The Company's Annual Report on Form 10-K Report for the year ended October 31, 1998, as filed with the Securities and Exchange Commission, is available without charge upon request to Robert J. Medlock at the address of the Corporate Offices. The Company's common stock is traded on the NYSE under the trading symbol NCS.

NUMBER OF SHAREHOLDERS

As of October 31, 1998, there were 183 share-holders of record of the Company's common stock. The Company has over 7,900 beneficial shareholders.