Form 10-K405, Exhibit 13
period 1999-10-31
NCI BUILDING SYSTEMS INC
filed 2000-02-01
CIK 883902

                                      NCI
                             BUILDING SYSTEMS, INC.
                               1999 ANNUAL REPORT

SELECTED FINANCIAL DATA

                                                                  Year ended October 31,(1)
                                                   ----------------------------------------------------
                                                     1995       1996       1997       1998       1999
                                                   ---------  ---------  ---------  ---------  --------
Sales ...........................................  $ 234,215  $ 332,880  $ 407,751  $ 675,331   936,550
Net income ......................................     17,032     24,814     27,887     37,318    45,873
Net income per share - diluted ..................       1.26       1.51       1.64       2.05      2.46
Working capital .................................     31,687     51,958     76,746     58,393    33,261
Total assets ....................................     83,082    158,326    196,332    823,537   856,112
Long-term debt, noncurrent portion ..............        278      1,730      1,679    444,477   433,359
Shareholders' equity ............................  $  57,682  $ 116,175  $ 147,815  $ 223,612   277,290
                                                   ---------  ---------  ---------  ---------  --------
Average common shares,
  assuming dilution .............................     13,530     16,455     17,085     18,192    19,100
                                                   =========  =========  =========  =========  ========

(1) All numbers in thousands except net income per share.

BUSINESS DESCRIPTION

NCI Building Systems is one of the largest integrated manufacturers and marketers of metal building components and engineered metal building systems in North America, and NCI offers one of the most extensive metal product lines in the building industry, under well-recognized brand names.

Through internal growth and strategic acquisitions, the company has compiled a record of revenue and earnings growth well above the industry average. In 1998, NCI doubled its size by combining with Metal Building Components, Inc., establishing NCI as a leader in each of its key markets.

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

   o  A low-cost supplier.

The Company is benefiting from a larger sales force and customer base, broader product lines, expanded geographic distribution sites, and increased manufacturing capacity. NCI's long term tar-gets are 15% annual revenue growth, 20% earnings growth and 30% Return on Operating Assets based on it's sound growth strategy and assuming a relatively stable industry economic outlook.


NCI CONTINUES TO SUCCESSFULLY MANAGE ITS "MOMENTUM FOR GROWTH."

                                 NCI LOCATIONS

                                     [MAP]

PLANT LOCATIONS:
Atwater, California
Caryville, Tennessee
Chandler, Arizona
Chester,
     South Carolina
Douglasville,
     Georgia
Ennis, Texas
Grapevine, Texas
Hobbs, New Mexico
Houston, Texas (6)
Jackson,
     Mississippi (2)
Mattoon, Illinois
Tallapoosa, Georgia
Stafford, Texas
Monterrey, Mexico
Oklahoma City,
Oklahoma
Converse, Texas
Grand Prairie, Texas
Lubbock, Texas
Rome, New York
Adel, Georgia
Salt Lake City, Utah
Hernando,
     Mississippi
Memphis, Tennessee
Nicholasville,
     Kentucky
Atlanta, Georgia
Plant City, Florida
Colonial Heights,
     Virginia
Shelbyville, Indiana
Omaha, Nebraska
Nampa, Florida
Tolleson, Arizona
Marietta, Georgia

OPERATING POLICIES

RETURN ON ASSETS

Return on Assets (ROA) is defined as operating income divided by average operating assets used in the business (eliminating primarily cash, goodwill, and certain other non-operating assets). NCI's management and directors are thoroughly convinced that this ratio is the best measure of operating performance. Tight control over inventory, receivables, and fixed investment is as important as, and interrelated to, the income statement. Return on Assets is a proxy for cash flow, which can reward shareholders with undiluted growth. In fiscal year 1999, NCI earned a return on operating assets employed in the business of 29%.

GROWTH

The company is dedicated to increasing its market share through strong marketing and low cost, quality manufacturing. Special niches that provide unusual profit and growth opportunities are sought. Overall profit growth of at least 20% per year is a strategic goal of the company with larger increments possible in the short-term. This growth may be internally generated or it may come from carefully selected acquisitions. Earnings per share increased 20% in fiscal year 1999.

DIVIDENDS

The company's officers and directors are all large stock or option holders. Thus, there is much sympathy for dividends. However, it is considered appropriate, at this stage of the company's development and in view of the available returns, to invest that money in the growth of the Company and the repayment of debt as opposed to paying dividends.

COMPENSATION

The company believes in providing base salaries for its management on the low side of industry norm with opportunities, based on performance, to obtain very high bonuses. Specifically, Return on Assets and growth in earnings per share are the criteria for performance measurement. Bonuses begin when the ratio of operating income divided by assets used in the business is equal to 20%. Maximum bonuses, at a very high level, can be earned when 30% returns and 20% growth in earnings per share are achieved.

CORPORATE RESPONSIBILITY

The company is committed to the goal of being an exemplary corporate citizen. Toward that end, we have an intense safety program ongoing in the workplace. We also improved our broad coverage of health insurance to all employees. There are not only employment, but advancement opportunities through our growth. We have proper awareness and concern for the overall environment. Finally, we employ high quality engineering professionals to ensure that our roducts are designed using sound engineering practices and principles.

FELLOW SHAREHOLDERS:

NCI realized very good progress during fiscal 1999. We not only achieved new highs in net sales and net income but also substantially completed the successful integration of MBCI that had been acquired in May 1998. A quick synopsis of the financial and operational highlights for the year includes:

   o  Net sales increased 39% to a new record of $936.6 million.

   o  Each quarter included year-to-year gains in sales and income.

   o  Income, excluding an extraordinary item, rose to $46.9 million, up 26%.

   o Earnings, excluding an extraordinary item, increased to $2.46 per share, up 20% from fiscal 1998.

   o  Offering of $125 million in senior subordinated notes completed.

   o  Debt reduction of $42 million accomplished.

   o  New long-bay metal manufacturing facility opened in Monterrey, Mexico.

   o  Stock repurchase plan approved (11/99).

Our goal in this report is not just to summarize the Company's performance for fiscal 1999 but also to communicate why we are confident about NCI's prospects for future growth. To that end, we thought that it would be interesting to include a section that answers the questions we typically get from investors. NCI has a firm commitment to build long-term value for shareholders, and an important part of that mission involves making sure that our strategy and fundamentals are thoroughly understood by Wall Street. We believe you will find their questions pertinent and our answers hopefully clear and informative.

FINANCIAL GAINS CONTINUE GROWTH

Our record sales of $936.6 million for fiscal 1999 represent more than a fivefold increase in NCI's size over the past five years. Net income over this same period has risen more than fourfold. Earnings, excluding extraordinary items, have increased from $0.77 per share in 1994 to $2.46 per share, a compound growth of 26%. We are especially pleased that our growth during fiscal 1999 included year-to-year increases in net sales and net income in each quarter. The incremental contribution from MBCI was obviously a positive factor influencing our performance, but we recorded meaningful progress throughout the organization. The strides reflected in the Company's income statement translated

                                   [PICTURE]

From left to right: C.A. Rundell, Johnie Schulte, Jr., and
A.R. Ginn.

directly into our ability to effect a meaningful reduction in our long-term debt. Although we funded a relatively large capital expenditure program of $33 million during fiscal 1999, we generated sufficient cash to reduce our indebtedness by $42 million. We also essentially converted $125 million of our bank debt into fixed rate obligations through the successful public offering of 10-year senior subordinated notes. We understood that the opportunity to acquire MBCI meant accepting a period in which we would operate with more financial leverage than was typical for NCI. Our results for fiscal 1999 solidly substantiated our ability to manage these increased borrowings and still accomplish above-average growth in earnings. We believe that we will continue to generate cash beyond our capital spending needs and will use a portion of those funds to reduce our financial leverage further.

INTEGRATION OF MBCI PROVIDES ADDITIONAL BENEFITS

As we indicated a year ago, a key focus of our energies during fiscal 1999 was the full integration of MBCI. This scope of this acquisition was considerable. We more than doubled our annualized net sales, expanded our manufacturing facilities from 22 to 38 and increased our base of employees by 50%. We readily acknowledge that growth through acquisitions, no matter how logical to one's existing operations, is challenging. Perhaps the most complicated dimension of bringing two businesses together involves a merging of cultures. That sounds like a concept strictly out of a business textbook, but our experience in prior transactions is that it is central to the success of any integration process. We knew that our two organizations had considerable similarities with aggressive marketing programs and an emphasis on customer service. We also recognized the truth of the adage that if one thinks all contingencies have been addressed in any major business combination, one should just think again.


                       93      94      95      96      97      98      99
                     ------  ------  ------  ------  ------  ------  ------
EARNINGS PER SHARE     0.48    0.77    1.26    1.52    1.64    2.05    2.46

We are very pleased to report that the net effect of this major step for NCI has been overwhelmingly positive. We were cautious enough to decide that the rational way to effect this unification was gradual. Our immediate goal was to capture the increased purchasing leverage that our larger size afforded us with suppliers. We also began to realize synergies by closing surplus plants, rationalizing corporate functions and relying more on captive units for functions such as coating. These savings to date on an annualized basis have been more than $15 million. The gains beyond this point will come through cross-selling opportunities as well as further economies of scale, particularly as we consolidate the administrative and sales units during the coming year. These latter savings are difficult to predict but should provide vital impetus to our future growth. The essential factor in realizing these synergies will be teamwork within our entire organization. NCI has always worked hard to operate as efficiently as possible, and the additional tasks imposed by the MBCI transaction presented real challenges to our management. A solid commitment to our plan, hard work and longer hours have brought us to the point where we can look back with a sound sense of accomplishment. The path has not been without some bumps along the way, which were expected. We also counted on a "can-do" spirit that fully met our expectations.

We still have further tasks to complete in realizing the full benefit of our combined size and resources and know that we can depend on the same level of energy that has been evident from each individual within NCI.

INDUSTRY OUTLOOK REMAINS BRIGHT

Other sections of this report highlight the main points that make us confident about the growth outlook for NCI. The metal building industry has accomplished much in terms of penetrating the commercial construction market. Originally viewed as just an economical, fast method to erect buildings, the industry's introduction of new products and development of new designs has literally transformed our market so that today almost half of all commercial buildings are either entirely metal systems or employ metal components, notably, roofs. Further refinements in coatings and the ability to meet higher tolerances in the manufacturing process suggest that the future is bright indeed.

                                   [PICTURE]

NEW LONG BAY CAPACITY HIGHLIGHTS GROWTH INITIATIVES

Innovation is a hallmark of NCI. We were far from the first metal building manufacturer when this company was founded in 1984. We knew that our success would depend on doing things differently than the competition. We welcomed that challenge and believe that much of what we have accomplished has established industry benchmarks for productivity and customer service. We are keenly aware that the expectations that count are not ours but those of our customers, and we are always seeking ways to meet their needs more efficiently. During fiscal 1999 we completed our new venture into the long-bay metal building market that appears to offer exceptional growth potential for NCI. We have established a low-cost operating structure in this initiative that provides a solid platform for future progress and expect fiscal 2000 to benefit from this activity.
We are also excited about our development of a metal garage system that appears to have very broad commercial and consumer appeal, especially in rural markets. The system we have developed includes all of the metal structural items and fasteners and is engineered with tolerances that guarantee easy bolt-up assembly.

                                   [PICTURE]

LBS INSTALLATION: The Long Bay System is easily installed because of its inherent rigidity and is then bolted in place.

STOCK VALUATION DISCUSSED

The price action of our shares during fiscal 1999 is difficult to reconcile with our financial performance. We accept our responsibility as managers to generate the corporate results that will yield long-term appreciation for shareholders. We then expect investors to value our shares based on our record and apparent prospects for future gains. It is obvious, however, that the factors which influence investors' valuation of equities involve dynamics well beyond any corporation's own results. This reasonably means that there are periods in which a firm's valuation can be out of synch with its performance. The inescapable fact is that fiscal 1999 is now in the record books, and we have to look ahead. We view the outlook for fiscal 2000 favorably and are set on executing the plan that has been established for increased sales and net income. The plan approved by the Board in November to repurchase approximately 1 million shares tangibly expresses our confidence in NCI's outlook. Beyond that commitment, we will continue to pro-actively seek to build broader awareness of NCI among institutional and individual investors to make sure that our fundamentals are properly understood.

GROWTH STRATEGY REMAINS UNCHANGED

"If it's not broke, don't try fixing it." We agree. NCI has attained a solid record of growth through a strategic plan founded on the simple premise of building an organization committed to leading change, not following it. We like the modifiers of "aggressive," "energized" and "competitive." We accept that in stretching ourselves to the fullest, we will make mistakes; but the greater concern would be in not encouraging our team to find ways to offer customers new products and services. We like our prospects in the metal construction products industry, and we appreciate the endorsement you have given by becoming a shareholder. We promise our best to make this a successful investment for you.

                                                 Sincerely,


                                                 /s/ C. A. RUNDELL
                                                 -----------------------------
                                                 C. A. Rundell
                                                 Chairman of the Board


                                                 /s/ JOHNIE SCHULTE, JR.
                                                 -----------------------------
                                                 Johnie Schulte, Jr.
                                                 Chief Executive Officer


                                                 /s/ A. R. GINN
                                                 -----------------------------
                                                 A. R. Ginn
                                                 President and Chief Operating


                                   [PICTURE]

AESTHETICS AND FEASIBILITY ARE HIGHLY CONSIDERED DURING THE DESIGN PHASE OF COMPLEX METAL BUILDINGS. THE FINISHED PRODUCT IS AN ATTRACTIVE FACILITY WITH MAXIMUM USABLE SPACE.

ANSWERS TO QUESTIONS FROM ANALYSTS AND INVESTORS

NCI is fortunate to have its shares actively covered by a number of analysts with prominent brokerage firms. In addition to ongoing contacts with these analysts, we meet regularly with institutional investors to advise them of our progress and respond to their inquiries. We thought it would be helpful to offer the following section that answers the questions typically asked by analysts and investors about NCI.

WHAT IMPACT WOULD AN OVERALL ECONOMIC SLOWDOWN HAVE ON
YOUR BUSINESS?

Although economic trends appear favorable for continued progress in fiscal 2000, demand for metal building systems and components is obviously influenced by the general pace of business and the buoyancy of the economy. It is interesting to contrast the historical pattern of demand for our products, however, with the wide cyclical swings typically associated with new construction. Shipments of metal building components through our MBCI unit have increased every year since this business unit was started in 1976. MBCI did complete some acquisitions over this period, but the core trend over this 23 year period was one of steadily mounting demand in the components market and aggressive increase in market share. Repair and remodeling activities do account for a significant portion of the demand for components so perhaps the consistency of that growth is not surprising. The other portion of our business is engineered metal building systems where one might reasonably expect more of an impact from changes in capital spending plans by companies. Here too, however, we have a record of more than 10 years without a decline in sales. Our growth in some years was clearly stronger than in others, but we recorded gains each year. We are optimistic that the broad economic trends remain favorable over the next several quarters, but our record suggests that NCI's exposure to normal fluctuations in business conditions would be muted.



                          93         94         95         96         97         98         99
                       --------   --------   --------   --------   --------   --------   --------
                                                  (in thousands)
GROWTH CHART - SALES    134,506    167,767    234,215    332,880    407,751    675,331    936,550


                                   [PICTURE]

METAL BUILDING PRODUCTION IS AUTOMATED FOR PRECISION, WHICH ALLOWS FOR FAST, EXACT ERECTION.

WHAT IS THE CURRENT MIX OF YOUR SALES BETWEEN METAL BUILDING SYSTEMS AND COMPONENTS?

Of our $936.6 million in net sales for fiscal 1999, components accounted for 67% and engineered building systems represented 33% of sales. Excluding the impact from possible future acquisitions, we expect relatively little change in the mix of sales over the next several years. Prior to the acquisition of MBCI and a coating operation in 1998, engineered metal building systems accounted for more than two-thirds of our total sales. Our current mix presents a more diversified and stable base of business targeted not only at new construction but also repair and remodeling.


                                   [PICTURE]

Red iron going up: Metal building systems are erected quickly enabling specialty crews to begin the finishing process.

                                   [PICTURE]

Components protect and serve: The rockwall insulated panels on this distribution center protect the interior contents and provide a beautifully finished appearance.


BUT HAVEN'T ACQUISITIONS ACCOUNTED FOR A SIGNIFICANT PORTION OF YOUR GROWTH?

We have successfully augmented our internal growth in both the systems and components segments of our business. We have also added complementary operations including metal coating and door manufacturing units. Although these acquisitions have added constructively to our growth, we have still recorded internal gains and are confident about the future opportunity for continued organic expansion as a result of the growth of the metal building industry as a whole and our plans to capture increasing market share.


                  NCI/MBCI TIMELINE OF SUCCESSFUL ACQUISITIONS

                                    [CHART]

WHAT IS THE LIKELIHOOD OF ADDITIONAL ACQUISITIONS?

Although we obviously cannot predict the timing or probability of any future acquisitions, we believe the fundamental dynamics of our industry favor additional opportunities for NCI to purchase complementary operations. NCI's growth and above-average profitability provide tangible evidence of the significant economies of scale that are attainable in our business. Increased procurement leverage with steel producers and other suppliers; improved quality control and manufacturing scheduling as a result of our vertical integration; and increased productivity because of our size are advantages for NCI that translate into value for customers. Smaller, independent manufacturers and marketers of systems and components face the need to invest increasing sums of capital in information systems and new manufacturing processes to remain competitive. This translates into persistent pressure on their margins. Trade statistics indicate that there are an estimated 50 manufacturers that compete in the metal building industry. We believe that there will be ongoing consolidation among these firms and intend to remain active in reviewing potential acquisitions. We also are interested in intensifying and broadening our vertical integration through operations such as the metal coating business units that we have purchased in recent years.

                                   [PICTURE]

WHAT LEVEL OF CAPITAL INVESTMENT ARE YOU BUDGETING FOR FISCAL 2000?

Our business demands an ongoing capital investment program, and we are committed to making the appropriate expenditures to remain a leader in establishing industry benchmarks for productivity and efficiency. Our spending for fiscal 2000 is budgeted to be $20-$25 million, down from $33 million in fiscal 1999. The timing of large projects such as the long bay system manufacturing facility that was completed in fiscal 1999 will cause our spending to fluctuate somewhat from one year to the next.


                                   [PICTURE]

Components add color and definition: NCI's wide variety of panel profiles and colors provide a distinctive appearance to multi-building projects.


                       93      94      95      96        97       98      99
                     ------  ------  ------  -------  -------  -------  -------
                                           (in thousands)
CAPITAL EXPENDITURE   3,000   4,200   6,700   10,300   11,332   20,834   33,261

                                   [PICTURE]

Computer controlled machinery ensures that all components are manufactured to exacting standards.

IS THE HIGHER DEBT/CAPITAL RATIO THAT RESULTED FROM THE MBCI TRANSACTION CAUSING YOU TO DEFER ANY CAPITAL SPENDING NEEDS?

Not at all. One of our imperative requirements in the MBCI transaction was retaining a sound financial position that would allow us to make the investments in information systems, additional manufacturing capacity and other distribution facilities necessary to support the Company's future growth. Our EBITDA in fiscal 1999 totaled $144 million. That was sufficient not only to fund an unusually large level of capital expenditures but also to reduce our debt by $42 million.


                                   [PICTURE]

NCI'S HIGHLY TRAINED TECHNICIANS CREATE COMPUTER GENERATED MODELS FOR TESTING BEFORE THE MANUFACTURING PROCESS BEGINS.


                          99                   98
                       --------             --------
                               (in thousands)
DEBT REDUCTION          444,477              397,062


WHAT ARE YOUR PLANS FOR A FURTHER REDUCTION IN YOUR FINANCIAL LEVERAGE?

Based on the balance sheet at the close of fiscal 1999, we had reduced our debt by $130 million, or 23%, from the level immediately after the MBCI transaction. That pay down was accomplished over an approximate 18-month period. Assuming the same level of EBITDA as in fiscal 1999, we believe that there should be at least $55 million in available funds for additional debt reduction and stock repurchase in fiscal 2000. During fiscal 1999 we also lowered our exposure to fluctuations in short-term interest rates and our debt repayment schedule by refinancing $125 million of our debt by issuing fixed-rate, 10-year senior subordinated notes. Our coverage ratios relating to this debt have increased considerably as the debt has been reduced and our equity base increased.

                                     [CHART]

WHY INSTITUTE A STOCK REPURCHASE PROGRAM VERSUS USING THOSE FUNDS TO REDUCE
DEBT?

We believe the repurchase of our shares at prevailing market levels offers a very attractive investment alternative for NCI. We believe that the funds generated from operations will be sufficient not only to execute this program but also to continue reducing our leverage. Market conditions will obviously determine how many shares we repurchase, but the Board decided that a repurchase program tangibly reinforced its confidence in NCI's prospects as well as providing the potential for a significant return on the capital committed to this activity.

WHAT ARE YOUR INTERNAL GROWTH GOALS?

According to industry figures, sales of metal building systems have increased 7% annually for the past five years and amount to approximately $3 billion annually. Demand for metal building components is estimated to have risen at a rate possibly twice this level. Factors driving this expansion are proven durability and cost effectiveness as well as enhanced aesthetics. The cost of constructing a metal building can be as much as 20% less than that of a conventional building. With that impressive cost advantage, metal buildings are expected to continue accounting for an increasing portion of the total commercial building market. Components, which represent a larger portion of sales than metal building systems, have broader growth opporunities. Most observers believe that the intrinsic growth in demand for metal components will also be aided by an increasing penetration of metal roofs into the residential housing market. In some areas of the country, metal roofs are today the standard for both commercial and residential construction.

Against this positive industry backdrop, our strategic goal is to continue increasing NCI's market share. We have a well-established position as a low-cost supplier that we have been able to capitalize on by accounting for more than our present customers' needs while expanding our marketing base. We have a broad geographic footprint with manufacturing/distribution facilities in 18 states, and our efficient "hub-and-spoke" concept offers meaningful advantages in terms of transportation costs and local market responsiveness.

In sum, we believe there is substantial potential to grow through our present operations and have identified a number of other marketing initiatives that we intend to pursue. The entry into the long bay building market is just such an effort. We completed construction of our facility in Mexico to build these systems during fiscal 1999 and are planning to focus considerable marketing resources on this product category in fiscal 2000.

WHAT IS THE POTENTIAL FOR NCI IN THE LONG BAY MARKET?

We believe the demand for long bay systems exceed $1 billion annually. This is essentially a new market for NCI, and we believe our strategy for success is sound. These larger buildings typically involve considerably less custom engineering and design than the metal systems in which NCI already has a strong market position. Because of this relative standardization, long bay systems demand close control over manufacturing costs to realize an attractive return on capital. We believe the manufacturing capacity we have established in Mexico provides a highly efficient infrastructure for NCI. We are especially pleased about the opportunity this venture offers to establish a marketing presence in the conventional construction market, notably in those warehouses and other commercial buildings that involve erected concrete walls spanned by a metal roof.

                                   [PICTURE]

    HUGE COILS OF STEEL ARE COLD ROLLED TO CREATE NCI'S 100 PANEL PROFILES.


                                   [PICTURE]

                      The Long Bay System fits in place...


                                   [PICTURE]

                       ...is bolted to the main frame...


                                   [PICTURE]

        ...and is quickly ready for the roofing system to be installed.

WHAT LED TO THE LARGE ACTIVITY IN INSIDER TRANSACTIONS DURING FISCAL 1999?

Much of the insider activity during fiscal 1999 was driven by tax considerations related to the May 1998 acquisition of MBCI. Although shares of NCI were issued to certain MBCI owners, that stock was considered ordinary income to the recipients. This led to considerable tax liabilities in some instances, and the need to meet those cash obligations through personal borrowings. During fiscal 1999 several of these individuals decided to eliminate or reduce these loans by selling at least a portion of their holdings.

                                   [PICTURE]

RESEARCH & DEVELOPMENT: COMPONENTS ARE TESTED FOR WIND RESISTANCE IN NCI'S R&D
                    LABORATORY AT THE HARDY STREET FACILITY.


                                   [PICTURE]

                     ENVIRONMENTAL PRESSURES ARE APPLIED...


                                   [PICTURE]

                      ...AND RESULTS ARE CAREFULLY LOGGED.

ARE YOU SATISFIED WITH THE DEGREE OF SYNERGIES THAT HAVE BEEN REALIZED TO DATE WITH THE INTEGRATION OF MBCI AND OTHER RECENT ACQUISITIONS?

We have realized approximately $20 million in cost savings as a result of capitalizing on our increased procurement leverage with suppliers. That is well within the goal that we set when completing MBCI and the other transactions. We also had identified considerable cross-selling opportunities that we anticipated would involve more time to attain. We established solid momentum in this area during fiscal 1999, and an important objective for us in fiscal 2000 is to extend this progress.

                                   [PICTURE]

TESTING, CORRECTING, AND RETESTING FOR PERFECT RESULTS PROVIDE QUALITY PRODUCTS
                      ON WHICH NCI STAKES ITS REPUTATION.


                                   [PICTURE]

The finished product is the result of years of experience, technical precision, and attention to detail. This makes NCI Building Systems one of the largest integrated manufacturers and marketers of metal building components and engineered metal building systems in North America.

PROFILE

NCI is a manufacturer and marketer of engineered metal building systems and components. The company contributes to the building process by designing structures to user specifications, then manufacturing the appropriate parts for its customers -- frequently authorized builders -- to erect and make ready for occupancy. Components are sold to many of the same markets where engineering is not required. NCI aggressively markets its products nationwide through several channels under the following trade names: Metallic Building Company, Mid-West Steel Building Company, Doors & Building Components, Steel Systems, A&S Building Systems, Classic Steel Frame Homes, Mesco Metal Buildings, MBCI, ABC, IPS, DOUBLECOTE, Metal Prep, Metal Coaters of Georgia, Metal Coaters of California and Mid-West Metal Coatings. NCI's products are directed at the non-residential market, primarily industrial and low-rise commercial applications.

                                   [PICTURE]

NEW CORPORATE HEADQUARTERS SCHEDULED TO BE COMPLETED IN 2000. LOCATED AT 10943 NORTH SAM HOUSTON PARKWAY WEST, HOUSTON, TEXAS 77064.

FORWARD - LOOKING STATEMENTS

"This Annual Report contains forward-looking statements concerning the business and operations of the Company. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and factors include, but are not limited to, industry cyclicality and seasonality, adverse weather conditions, fluctuations in customer demand and order patterns, raw material pricing, competitive activity and pricing pressure, the ability to make strategic activities accretive to earning, and general economic conditions affecting the construction industry, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including its most recent annual and quarterly reports on Forms 10(k) and 10(Q), the Company expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations."

                              1999 FINANCIAL REVIEW

                       CONSOLIDATED STATEMENTS OF INCOME
                           NCI BUILDING SYSTEMS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               October 31,
                                                      -------------------------------
                                                        1997       1998       1999
                                                      ---------  ---------  ---------
Sales ............................................... $ 407,751  $ 675,331  $ 936,550
Cost of sales .......................................   299,407    497,862    694,909
                                                      ---------  ---------  ---------
    Gross profit ....................................   108,344    177,469    241,641
Operating expenses ..................................    66,055     96,100    131,109
Nonrecurring acquisition expense ....................        --      2,060         --
                                                      ---------  ---------  ---------
    Income from operations ..........................    42,289     79,309    110,532
Interest expense ....................................      (163)   (20,756)   (35,449)
Other income ........................................     1,999      2,559      3,204
Joint venture income ................................        --        737      1,675
                                                      ---------  ---------  ---------
    Income before income taxes ......................    44,125     61,849     79,962
                                                      ---------  ---------  ---------
Provision for income taxes
    Current .........................................    15,920     16,573     30,066
    Deferred ........................................       318      7,958      3,022
                                                      ---------  ---------  ---------
Total income tax ....................................    16,238     24,531     33,088
                                                      ---------  ---------  ---------
    Income before extraordinary loss ................    27,887     37,318     46,874
Extraordinary loss on debt refinancing, net of tax ..        --         --     (1,001)
                                                      ---------  ---------  ---------
Net income .......................................... $  27,887  $  37,318  $  45,873
                                                      =========  =========  =========
Net income per common and common equivalent share
Basic:
    Income before extraordinary loss ................ $    1.73  $    2.17  $    2.55
    Extraordinary loss ..............................        --         --      (0.05)
                                                      ---------  ---------  ---------
    Net income ...................................... $    1.73  $    2.17  $    2.50
                                                      =========  =========  =========
Diluted:
    Income before extraordinary loss ................ $    1.64  $    2.05  $    2.46
    Extraordinary loss ..............................        --         --      (0.05)
                                                      =========  =========  =========
Net income .......................................... $    1.64  $    2.05  $    2.41
                                                      =========  =========  =========

See Independent Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

                           CONSOLIDATED BALANCESHEETS
                           NCI BUILDING SYSTEMS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                      October 31,
                                                                                  ---------------------
                                                                                    1998        1999
                                                                                  ---------   ---------
ASSETS
Current assets:
    Cash and cash equivalents ..................................................  $   4,599   $  16,089
    Accounts receivable, net ...................................................     99,261     105,608
    Inventories ................................................................     78,001      83,988
    Deferred income taxes ......................................................      6,495       6,943
    Prepaid expenses ...........................................................      4,214       5,037
    Total current assets .......................................................    192,570     217,665
Property, plant and equipment, net .............................................    179,500     197,855
Excess of cost over fair value of acquired net assets ..........................    413,288     398,606
Investment in joint ventures and other assets ..................................     38,179      41,357
Total assets ...................................................................  $ 823,537   $ 855,483

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt ..........................................  $  31,297   $  36,297
    Accounts payable ...........................................................     62,694      65,209
    Accrued compensation and benefits ..........................................     16,261      17,021
    Other accrued expense ......................................................     23,925      38,567
    Total current liabilities ..................................................    134,177     157,094
Long-term debt, noncurrent portion .............................................    444,477     397,062
Deferred income taxes ..........................................................     21,271      24,037
Contingencies
Shareholders' equity
    Preferred stock, $1 par value, 1,000,000
        shares authorized, none outstanding ....................................         --          --
    Common stock, $.01 par value, 50,000,000 shares authorized, 18,064,000
        and 18,520,000 shares issued and outstanding, respectively .............        181         186
    Additional paid-in capital .................................................     89,489      97,289
    Retained earnings ..........................................................    133,942     179,815
Total shareholders' equity .....................................................    223,612     277,290
Total liabilities and shareholders' equity .....................................  $ 823,537   $ 855,483


  See Independent Auditor's Report and Accompanying Notes to the Consolidated
                             Financial Statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           NCI BUILDING SYSTEMS, INC.

                                 (IN THOUSANDS)


                                                                Additional
                                                       Common    Paid-In     Retained   Shareholders'
                                                        Stock    Capital     Earnings      Equity
                                                       -------  ----------  ----------  -------------
Balance, October 31, 1996 ...........................  $    80  $   47,358  $   68,737  $     116,175
Proceeds from exercise of stock options,
    including tax benefit thereon ...................        1       2,234          --          2,235
Shares issued for
    contribution to 401(k) plan                              1       1,517          --          1,518
Net income ..........................................       --          --      27,887         27,887
                                                       -------  ----------  ----------  -------------
Balance, October 31, 1997 ...........................       82      51,109      96,624        147,815
Proceeds from exercise of stock options,
    including tax benefit thereon ...................        2       4,317          --          4,319
Two for one split of common stock ...................       82         (82)         --             --
Shares issued in connection with the
    purchase of MBCI ................................       14      32,186          --         32,200
Shares issued for
    contribution to 401(k) plan .....................        1       1,959          --          1,960
Net income ..........................................       --          --      37,318         37,318
                                                       -------  ----------  ----------  -------------
Balance, October 31, 1998 ...........................      181      89,489     133,942        223,612
Proceeds from exercise of stock options,
    including tax benefit thereon ...................        3       3,076          --          3,079
Shares issued for
    contribution to 401(k) plan .....................        2       4,724          --          4,726
Net income ..........................................       --          --      45,873         45,873
                                                       -------  ----------  ----------  -------------
Balance, October 31, 1999 ...........................  $   186  $   97,289  $  179,815  $     277,290
                                                       =======  ==========  ==========  =============


  See Independent Auditor's Report and Accompanying Notes to the Consolidated
                             Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASHFLOWS
                           NCI BUILDING SYSTEMS, INC.

                                 (IN THOUSANDS)

                                                                                                October 31,
                                                                                      ------------------------------
                                                                                        1997       1998       1999
                                                                                      --------  ---------  ---------
Cash flows from operating activities
    Income before extraordinary loss ...............................................  $ 27,887  $  37,318  $  46,874
    Adjustments to reconcile net income to
       net cash provided by operating activities
          Depreciation and amortization ............................................     7,876     17,818     28,542
          Gain on sale of fixed assets .............................................        (3)       (32)       (11)
          Provision for doubtful accounts ..........................................     1,223      2,625      2,402
          Extraordinary loss on debt refinancing, net of tax .......................        --         --     (1,001)
          Deferred income tax provision ............................................       318      7,958      3,022
    Changes in operating assets and liabilities, net of effects of acquisitions:
          Accounts, notes and other receivables ....................................   (10,481)    (3,663)    (8,749)
          Inventories ..............................................................    (5,552)     9,951     (5,987)
          Prepaid expenses .........................................................      (625)       109       (823)
          Accounts payable .........................................................     2,394     24,189      2,515
          Accrued expenses .........................................................     5,579     13,772     27,444
                                                                                      --------  ---------  ---------
          Net cash provided by operating activities ................................    28,616    110,045     94,228

Cash flows from investing activities:
    Proceeds from the sale of fixed assets .........................................        25         98      1,561
    Acquisition of Carlisle Engineered Metals, Inc. ................................    (6,230)        --         --
    Acquisition of Metal Building Components, Inc. .................................        --   (553,510)        --
    Acquisition of California Finished Metals, Inc. ................................        --    (15,458)        --
    Changes in other noncurrent assets .............................................    (1,147)   (24,450)    (9,574)
    Capital expenditures ...........................................................   (11,332)   (20,834)   (33,262)
                                                                                      --------  ---------  ---------
          Net cash used in investing activities ....................................   (18,684)  (614,154)   (41,275)

Cash flows from financing activities:
    Exercise of stock options ......................................................     1,340      2,494        952
    Net (payments) borrowing on revolving lines of credit ..........................        --    281,600   (136,112)
    Borrowings on long-term debt ...................................................        --    200,000    125,000
    Payments on long-term debt .....................................................       (50)    (7,552)   (31,303)
                                                                                      --------  ---------  ---------
          Net cash provided by (used in) financing activities ......................     1,290    476,542    (41,463)
Net increase (decrease) in cash ....................................................    11,222    (27,567)    11,490
Cash at beginning of period ........................................................    20,944     32,166      4,599
                                                                                      --------  ---------  ---------
Cash at end of period ..............................................................  $ 32,166  $   4,599  $  16,089
                                                                                      ========  =========  =========

  See Independent Auditor's Report and Accompanying Notes to the Consolidated
                             Financial Statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting Entity

These financial statements include the operations and activities of NCI Building Systems, Inc. and its wholly owned subsidiaries ("the Company") after the elimination of all material intercompany accounts and balances. The Company designs, manufactures and markets metal building systems and components for commercial, industrial, agricultural and community service use. The Company recognizes revenues as jobs are shipped or as services are performed.

     Certain prior year amounts have been reclassified to conform with the current year presentation.

(b) Accounts Receivable

The Company reports accounts receivable net of the allowance for doubtful accounts of $2,321,000 and $3,309,000 at October 31, 1998 and 1999,
respectively. Trade accounts receivable are the result of sales of building systems and components to customers throughout the United States and affiliated territories including international builders who resell to end users. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

(c) Inventories

Inventories are stated at the lower of cost or market value, using specific identification or the weighted-average method for steel coils and other raw materials. A summary of inventories follows:

                                    October 31,
                                -------------------
                                  1998       1999
                                --------   --------
                                   (in thousands)
Raw materials ................  $ 55,190   $ 65,315
Work-in-process and
   finished goods ............    22,811     18,673
                                --------   --------
                                $ 78,001   $ 83,988
                                ========   ========

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and both straight-line and accelerated methods for income tax purposes. Depreciation expense for the years ended October 31, 1997, 1998 and 1999 was $5,893,000, $9,970,000, and $13,468,000 respectively.
The Company capitalizes certain costs related to internal use software in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed for Internal Use.

Property, plant and equipment consist of the following:

                                     October 31,
                                 -------------------
                                   1998       1999
                                 --------   --------
                                    (in thousands)

Land .........................   $ 11,184   $ 12,417
Buildings and improvements ...     74,510     87,893
Machinery, equipment
    and furniture ............    109,763    115,768
Transportation equipment .....      4,711      4,721
Computer software
    and equipment ............      8,003     17,759
                                 --------   --------
                                  208,171    238,558
Less accumulated depreciation.    (28,671)   (40,703)
                                 --------   --------
                                 $179,500   $197,855
                                 ========   ========

Estimated useful lives for depreciation are:

Buildings and improvements ...............  10 - 40 years
Machinery, equipment
      and furniture ......................   5 - 13 years
Transportation equipment .................   3 - 10 years
Computer software
      and equipment ......................   5 - 7 years


(e) Statement of Cash Flows

For purposes of the cash flows statement, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the years ended October 31, 1997, 1998 and 1999 was $163,000, $16,733,000, and $30,198,000, respectively. Income taxes paid, net of refunds received, for the years ended October 31, 1997, 1998 and 1999 was $15,676,000, $19,915,000 and $13,247,000, respectively. Non-cash investing or financing activities included: $2,301,000 for the 1999 401(k) plan contributions through the third fiscal quarter of 1999 and $2,428,000 for the related 1998 contributions which were paid in common stock in 1999, $1,960,000 for the 1997 contribution paid in common stock in 1998, and $1,518,000 for 1996 contribution paid in common stock in 1997.

(f) Excess of Cost Over Fair Value of Acquired Net Assets

Excess of cost over fair value of acquired net assets is amortized on a straight-line basis over periods of fifteen to forty years. Accumulated amortization as of October 31, 1998 was $9,788,000, and $21,581,000 as of October 31, 1999. The carry-ing value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill would be reduced by the estimated shortfall of cash flows.

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

(h) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $1,416,000, $2,301,000 and $3,851,000 in 1997, 1998 and 1999, respectively.

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

(k) Pending Accounting Changes

The Company plans to adopt Statement of Financial Accounting Standards "(SFAS)" No. 133, Accounting for Derivative Instruments and Hedging Activities, effective at the beginning of fiscal 2001. This statement will require derivative positions to be recognized in the balance sheet at fair value. The Company is in the process of reviewing the Statement, and has not yet determined the effect of adoption on results of operations or financial position.

(l) Business Segments

The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information in 1999. The Company has divided its operations into two reportable segments: engineered building systems and metal building components, based upon similarities in product lines, manufacturing processes, marketing and management of its businesses. Products of both segments are similar in basic raw materials used and manufacturing. The engineered building systems segment includes the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of component products or services. The reporting segments follow the same accounting policies used for the Company's consolidated financial statements. Management evaluates a segments' performance based upon operating income. Intersegment sales are recorded based on prevailing market prices, and consist primarily of products and services provided to the engineered building systems segment by the metal building components segment, including painting and coating of hot rolled material. Information with respect to the segments is included in the three-year comparison labeled Supplementary Business Segment Information on page 24.

(2) LONG-TERM DEBT

                                                  October 31,
                                              ---------------------
                                                1998        1999
                                              ---------   ---------
                                                  (in thousands)

Five-year revolving credit line with banks
bearing interest at a rate of 30-day LIBOR
plus 1.375% (6.9% at October 31, 1999),
maturing on July 1, 2003 ..................   $ 141,600   $ 124,800

Five-year term loan payable to banks
bearing interest at a rate of 90-day LIBOR
plus 1.375% (7.0% at October 31, 1999)
repayable beginning on October 31, 1998,
in quarterly installments beginning with
$7.5 million and gradually increasing
to $12.5 million on the maturity date,
July 1, 2003 ..............................     192,500     161,250

364-day revolving credit facility with banks
bearing interest at a rate of 30-day LIBOR
plus 1.375% (6.9% at October 31, 1999)
maturing on May 1, 2000 ...................     140,000      20,688

Unsecured senior subordinated notes bearing
interest at a rate of 9 1/4%,
maturing on May 1, 2009 ...................          --     125,000

Note payable to employee bearing
interest at 7%, maturing April 1, 2001,
with an option to convert into common
stock at $14.96 per share .................       1,500       1,500

Other .....................................         174         121
                                              ---------   ---------
                                                475,774     433,359

Current portion of long-term debt .........     (31,297)    (36,297)
                                              ---------   ---------
                                              $ 444,477   $ 397,062
                                              =========   =========

Aggregate required principal reductions are as follows:

     Year Ended October 31,
     ----------------------
     (in thousands)
     2000 .................     36,305
     2001 .................     42,807
     2002 .................     46,260
     2003 .................    182,987
     2004 and thereafter ..    125,000
                             ---------
                             $ 433,359
                             =========

The Company has a senior credit facility from a syndicated group of banks, which consists of (i) a five-year revolving credit facility of up to $200 million, of which up to $20 million may be utilized in the form of commercial and standby letters of credit, (ii) a five-year term loan facility and (iii) a 364-day revolving credit facility which originally provided for up to $200 million. Loans and letters of credit under the five-year revolver will be available, and amounts repaid may be reborrowed, at any time until July, 2003, subject to the fulfillment of certain conditions precedent, includ-ing the absence of default under the facility. If the 364-day revolver is not repaid by the Company or extended by the lenders, the Company has the option to convert it to a three-year term note. The Company's obligations under the senior credit facility are secured by the pledge of all capital stock, partnership interests and other equity interests of the Company's domestic subsidiaries. All obligations are also guaranteed by each of the Company's domestic corporate subsidiaries and operating limited partnerships. The senior credit facility contains customary financial and restrictive covenants with amounts and ratios negotiated between the Company and the lender.

      The Company is required to make mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations.

      On May 5, 1999, the Company completed its offering of $125 million of unsecured Senior Subordinated Notes due 2009 (the "Notes"). The net proceeds of the offering, approximately $121 million, were used to repay a portion of outstanding borrowings under the existing senior credit facility. The indenture governing the Notes provides for interest at 9 1/4%, and the Notes mature on May 1, 2009. The indenture governing the Notes also contains covenants restricting certain activities and transactions by the Company and its subsidiaries including dividends, repurchases of stock, incurrence of additional debt and liens, investments in non-wholly owned entities or ventures and acquisitions or mergers, unless certain financial tests and other requirements are met.

      As a result of the offering of the Notes, the Company reduced the maximum available borrowings under its 364 day revolver from $200 million to $40 million. The restructuring of the existing senior credit facility resulted in the write-off of approximately $1.6 million ($1.0 million after tax) in deferred financing costs. At October 31, 1999, the remaining unamortized balance in deferred financing costs relating to the senior credit facility and the Notes were $6,201,000 and $3,975,000, respectively. At October 31, 1999, the fair value of the Company's long term debt, based on current interest rates and quoted market prices was $426.7 million, compared with the carrying amount of $433.4 million. At October 31, 1998, the carrying amount of the Company's long-term debt approximated its fair value.

(3) RELATED PARTY TRANSACTIONS

During 1997, 1998 and 1999, the Company purchased $1,869,000, $1,862,000, and
$1,072,000 respectively, of materials from a related party under arm's length transactions.

(4) INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Taxes on income from continuing operations consist of the following:

                                    Year Ended October 31,
                                 ----------------------------
                                   1997      1998       1999
                                 --------  --------  --------
                                         (in thousands)
Current:  Federal ............... $ 15,478  $ 15,371  $ 27,534
          State .................      442     1,202     2,532
                                  --------  --------  --------
  Total current ................    15,920    16,573    30,066
Deferred: Federal ..............       304     7,292     2,760
          State .................       14       666       262
                                  --------  --------  --------
  Total deferred ...............       318     7,958     3,022
                                  --------  --------  --------
Total provision ................  $ 16,238  $ 24,531  $ 33,088
                                  ========  ========  ========


The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

                                          Year Ended October 31,
                                          ----------------------
                                           1997    1998    1999
                                          ------  ------  ------
Statutory federal income tax rate           35.0%   35.0%   35.0%
Non-deductible goodwill
 amortization ...........................     --     2.7%    4.2%
State income taxes ......................    1.2%    2.1%    2.3%
Other ...................................    0.6    (0.1%)  (0.1%)
                                            ----    ----    ----
 Effective tax rate .....................   36.8%   39.7%   41.4%
                                            ====    ====    ====


Significant components of the Company's deferred tax liabilities and assets are as follows:

                                              ------------------
                                                1998      1999
                                              --------  --------
                                                (in thousands)
Deferred tax assets
 Inventory ................................   $  1,968  $  1,693
 Bad debt reserve .........................      1,446     1,328
 Accrued insurance reserves ...............      1,258     1,480
 Deferred compensation ....................        711     1,416
 Other reserves ...........................      1,112     1,026
                                              --------   -------
Total deferred tax assets .................      6,495     6,943
                                              --------   -------

Deferred tax liabilities
 Depreciation and amortization ............     18,327    21,098
 Other ....................................      2,944     2,939
                                              --------   -------
Total deferred tax liabilities ............     21,271    24,037
                                              --------   -------
Net deferred tax asset (liability) ........   $(14,776) $(17,094)
                                              --------   -------

Other accrued liabilities includes accrued income taxes of $10,454,000 at October 31, 1999 and income tax receivables of $3,710,000 at October 31, 1998.

(5) OPERATING LEASE COMMITMENTS

Total rental expense incurred from operating non-cancelable leases for the years ended October 31, 1997, 1998 and 1999 was $4,644,000, $5,527,000 and $6,795,000,
respectively.

Aggregate minimum required annual payments on long-term operating leases at October 31, 1999 were as follows:

Year Ended October 31,       (in thousands)
-------------------------------------------
2000 ........................       $ 2,055
2001 ........................         1,417
2002 ........................           829
2003 ........................           417
2004 ........................           198
                                    -------
                                    $ 4,916
                                    =======

(6) SHAREHOLDERS' RIGHTS PLAN

In June 1998 the Board of Directors adopted a Shareholders' Rights Plan in which one preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one one-hundredth (1 /100th) of a share of newly authorized Series A Junior Participating Preferred Stock at an exercise price of $62.50. Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 20 percent or more of the common shares. In the event that a person or group acquires 20 percent or more of the common shares, the Rights enable dilution of the acquiring person's or group's interest by providing for a 50 percent discount on the purchase of common shares by the non-controlling shareholders. The company will generally be entitled to redeem the Rights at $0.005 per Right at any time before a person or group acquires 20 percent or more of the common shares. Rights will expire on June 24, 2008, unless earlier exercised, redeemed or exchanged.

(7) COMMON STOCK

In June 1998, the Company's Board of Directors approved a two-for-one split of the Common Stock effective for stockholders of record on July 8, 1998. Share and per share amounts have been restated to reflect the stock split. The Board of Directors has approved a non-statutory employee stock option plan. This plan includes the future granting of stock options to purchase up to 4,100,000 shares as an incentive and reward for key management personnel. Options expire ten years from date of grant. The right to acquire the option shares is earned in 25% increments over the first four years of the option period. Stock option transactions during 1997, 1998 and 1999 are as follows (in thousands, except per share amounts):

                                                                  Weighted
                                                      Number       Average
                                                    of Shares   Exercise Price
                                                   -----------  --------------
Balance, October 31, 1996 ......................         1,616     $   7.39
    Granted ....................................           314        15.23
    Canceled ...................................           (10)      (12.09)
    Exercised ..................................          (211)       (6.34)
                                                        ------     --------
Balance, October 31, 1997 ......................         1,709         8.94
    Granted ....................................           517        23.65
    Canceled ...................................           (22)      (14.56)
    Exercised ..................................          (313)       (7.98)
                                                        ------     --------
Balance, October 31, 1998 ......................         1,891     $  13.06
    Granted ....................................           118        22.72
    Canceled ...................................           (37)      (13.27)
    Exercised ..................................          (271)       (3.57)
                                                        ------     --------
Balance, October 31, 1999 ......................         1,701     $  15.23
                                                        ======     ========

Options exercisable at October 31, 1997, 1998, and 1999 were 841,000, 910,000, and 929,000 respectively. The weighted average exercise prices for options exercisable at October 31, 1997,

1998 and 1999 were $4.60, $6.67 and $11.11. Exercise prices for options outstanding at October 31, 1999 range from $1.36 to $28.13. The weighted average remaining contractual life of options outstanding at October 31, 1999 is 6.6 years. The following summarizes additional information concerning outstanding options as of October 31, 1999:



                      OPTIONS OUTSTANDING

    Range of      Number of       Weighted-Average
Exercise Prices    Options        Remaining Life      Exercise Price
---------------   ----------      ----------------    --------------
$   1.36 - 9.13      428,000          3.4 years          $ 4.98
$ 11.50 - 19.38      707,000          6.9 years          $ 14.43
$ 21.56 - 28.13      566,000          8.6 years          $ 23.98
                  ----------
                   1,701,000
                  ==========


                     OPTIONS EXERCISABLE

   Range of           Number of      Weighted-Average
Exercise Prices        Options        Exercise Price
---------------       ---------      ----------------
$   1.36 - 9.13         428,000          $  4.98
$ 11.50 - 19.38         383,000          $ 13.95
$ 21.56 - 28.13         118,000          $ 24.04
                      ---------
                        929,000
                      =========

In accordance with the terms of APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, the Company records no compensation expense for its stock option awards. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these awards. The weighted average grant-date fair value of options granted during 1997, 1998 and 1999 was $7.89, $12.07 and $12.83, respectively. These values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: no expected dividend, expected volatility of 38.4%, risk free interest rates ranging from 6.4% to 6.9% for 1997, 4.6% to 5.9% for 1998 and 4.4% to 6.2% for 1999, and expected lives of 7 years. Had compensation expense been recorded based on these hypothetical values, the Company's income and earnings per share would have been as follows (in thousands, except per share data):

                                                  1997      1998      1999
                                                --------  --------  --------
Proforma net income before
    extraordinary loss .......................  $ 27,081  $ 35,887  $ 44,911
Proforma income per share before
    extraordinary loss - Basic ...............  $   1.68  $   2.08  $   2.44
                       - Diluted .............  $   1.59  $   1.98  $   2.35

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

(9) NET INCOME PER SHARE

Basic and diluted net income per share computations are as follows:


                                                 Year Ended October 31,
                                         ------------------------------------
                                           1997          1998          1999
                                         --------      --------      --------
                                         (in thousands, except per share data)
Income before extraordinary item         $ 27,887      $ 37,318      $ 46,874
  Add: Interest, net of tax,
    on convertible debenture
    assumed converted ...............          66            66            66
                                         --------      --------      --------
Adjusted income before
  Extraordinary loss ................    $ 27,953      $ 37,384      $ 46,940
                                         ========      ========      ========
  Extraordinary loss on
    debt refinancing, net of tax ....          --            --         1,001
                                         --------      --------      --------
Adjusted net income .................    $ 27,953      $ 37,384      $ 45,939
                                         ========      ========      ========
Weighted average common
 shares outstanding .................      16,127        17,212        18,378
 Add: Common stock equivalents:
 Stock options ......................         858           880           622
 Convertible debenture ..............         100           100           100
Weighted average common shares
                                         --------      --------      --------
 outstanding, assuming dilution .....      17,085        18,192        19,100
                                         ========      ========      ========
Income per common and
 common equivalent share:
Basic:
 Income before extraordinary loss        $   1.73      $   2.17      $   2.55
 Extraordinary loss .................          --            --         (0.05)
                                         --------      --------      --------
 Net Income .........................    $   1.73      $   2.17      $   2.50
                                         ========      ========      ========
Diluted:
 Income before extraordinary loss        $   1.64      $   2.05      $   2.46
 Extraordinary Loss .................          --            --         (0.05)
                                         --------      --------      --------
Net income ..........................    $   1.64      $   2.05      $   2.41
                                         ========      ========      ========


(10) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan (the "Savings Plan") which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant's salary. No other contributions may be made to the Savings Plan. Contributions expense for the years ended October 31, 1997, 1998 and 1999 were $1,967,000, $2,575,000 and
$4,144,000 respectively for contributions to the Savings Plan.

(11) ACQUISITIONS

On May 4, 1998, the Company acquired Metal Building Components, Inc. ("MBCI") through the purchase of all of the outstanding capital stock of Amatek Holdings, Inc. from BTR

Australia Limited, a wholly owned subsidiary of BTR plc, for a purchase price of approximately $589 million, including cash of $550 million (plus transaction costs) and 1.4 million shares of the Company's common stock valued at $32.2 million. MBCI designs, manufactures, sells and distributes metal components for commercial, industrial, architectural, agricultural and residential construction uses. MBCI also processes its own hot roll coil metal for use in component manufacturing, as well as processing hot roll coil metal and toll coating light gauge metal for use by other parties in the construction of metal building components and numerous other products. The funds for this acquisition were provided from the proceeds of a new $600 million bank credit facility under which the Company initially borrowed $540 million. The acquisition was accounted for using the purchase method of accounting. The excess of cost over the fair value of the acquired assets was approximately $389 million. The consolidated results of operations for 1998 include MBCI since the date of acquisition. Assuming the acquisition of MBCI had been consummated as at the beginning of the period pre-sented, the proforma unaudited results of operations are as follows (in thousands, except per share data):


                                        Year Ended October 31, 1998
                                        ---------------------------
Sales                                           $ 871,026
Net income                                      $  37,143
Net income per share - basic                    $    2.07
Net income per share - diluted                  $    1.97


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
NCI Building Systems, Inc.

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. as of October 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mistatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at October 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                      ERNST & YOUNG LLP
Houston, Texas
December 7, 1999

                   SUPPLEMENTARY BUSINESS SEGMENT INFORMATION
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                              1997        %       1998         %       1999          %
                                                           ---------    ----   ---------     ----    ---------     ----
                                                                        %Tot                 %Tot                  %Tot
SALES TO OUTSIDE CUSTOMERS:
  Engineered building systems............................    257,093      63     277,347       41      310,324       33
  Metal building components..............................    150,658      37     397,984       59      626,226       67
  Intersegment sales.....................................         --              25,094        4       59,692        6
  Corporate/eliminations.................................         --             (25,094)      (4)     (59,692)      (6)
                                                           ---------     ---   ---------      ---    ---------      ---
    Total net sales(1)...................................  $ 407,751     100   $ 675,331      100    $ 936,550      100
                                                           =========     ===   =========      ===    =========      ===

                                                                       % Sale                % Sale                % Sale
OPERATING INCOME:
  Engineered building systems............................     25,518      10      29,576       11       37,509       12
  Metal building components..............................     17,064      11      51,497       13       72,441       12
  Corporate/eliminations.................................       (293)     --      (1,764)      --          582       --
                                                           ---------     ---   ---------      ---    ---------      ---
    Total operating income...............................  $  42,289      10   $  79,309       12    $ 110,532       12
                                                           =========     ===   =========      ===    =========      ===

                                                                        %Tot                 %Tot                  %Tot
JOINT VENTURE INCOME:
  Engineered building systems............................         --      --           8        1          150        9
  Metal building components..............................         --      --         729       99        1,525       91
  Corporate/eliminations.................................         --      --          --       --           --       --
                                                           ---------     ---   ---------      ---    ---------      ---
    Total joint venture income ..........................  $      --      --   $     737      100    $   1,675      100
                                                           =========     ===   =========      ===    =========      ===

INVESTMENT IN JOINT VENTURES:
  Engineered building systems............................         20                  28                   178
  Metal building components..............................        500              25,937                30,301
  Corporate/eliminations.................................         --                  --                    --
                                                           ---------     ---   ---------      ---    ---------      ---
    Total investment in joint ventures...................  $     520           $  25,965             $  30,479
                                                           =========     ===   =========      ===    =========      ===

                                                                        %Tot                 %Tot                  %Tot
PROPERTY, PLANT AND EQUIPMENT:
  Engineered building systems............................     30,712      60      33,244       19       35,931       18
  Metal building components .............................     16,851      33     142,637       79      153,156       77
  Corporate/eliminations.................................      3,660       7       3,619        2        8,768        5
                                                           ---------     ---   ---------      ---    ---------      ---
    Total property, plant and equipment, net.............  $  51,223     100   $ 179,500      100    $ 197,855      100
                                                           =========     ===   =========      ===    =========      ===

DEPRECIATION AND AMORTIZATION:
  Engineered building systems............................      4,197               5,958                 6,893
  Metal building components .............................      3,471              10,346                17,590
  Corporate/eliminations.................................        208               1,514                 4,059
                                                           ---------     ---   ---------      ---    ---------      ---
    Total depreciation and amortization .................  $   7,876           $  17,818             $  28,542
                                                           =========     ===   =========      ===    =========      ===

CAPITAL EXPENDITURES:
  Engineered building systems............................     10,205               7,297                10,067
  Metal building components..............................        818              13,233                17,769
  Corporate/eliminations.................................        309                 304                 5,426
                                                           ---------     ---   ---------      ---    ---------      ---
    Total capital expenditures...........................  $  11,332           $  20,834             $  33,262
                                                           =========     ===   =========      ===    =========      ===

                                                                        %Tot                 %Tot                  %Tot
TOTAL ASSETS:
  Engineered building systems............................     91,703      47      86,342       10       88,673       10
  Metal building components..............................     61,911      31     352,407       43      364,533       43
  Corporate/eliminations ................................     42,718      22     384,788       47      402,277       47
                                                           ---------     ---   ---------      ---    ---------      ---
    Total assets ........................................  $ 196,332     100   $ 823,537      100    $ 855,483      100
                                                           =========     ===   =========      ===    =========      ===

(1) The company is not dependent on any one significant customer or group of customers. Substantially all of the company's sales are made within the United States.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

                                             Year Ended October 31,
                                            ------------------------
                                            1997       1998     1999
                                            ----       ----     ----
Sales..................................     100.0%    100.0%   100.0%
Cost of sales..........................      73.4      73.7     74.2
                                            -----     -----    -----
Gross profit...........................      26.6      26.3     25.8
Operating expenses.....................      16.3      14.2     14.0
Nonrecurring acquisition expense.......        --       0.3       --
                                            -----     -----    -----
Income from operations.................      10.3      11.8     11.8
Interest expense.......................        --       3.1      3.8
Other income net.......................      (0.5)     (0.5)    (0.5)
                                            -----     -----    -----
Income before income taxes.............      10.8       9.2      8.5
Provision for income taxes.............       4.0       3.6      3.5
Income before extraordinary loss.......       6.8       5.6      5.0
Extraordinary loss on debt refinancing,
  net of tax...........................        --        --     (0.1)
Net income.............................       6.8%      5.6%     4.9%
                                            =====     =====    =====

The Company's various product lines have been aggregated into two business segments: metal building components and engineered building systems. These aggregations are based on the similar nature of the products, distribution of products and management and reporting of those products within the Company. Both segments operate primarily in the nonresidential construction market. Sales and earnings are influenced by general economic conditions, the level of nonresidential construction activity, roof repair and retrofit demand and the availability and terms of financing available for construction.

     Products of both business segments are similar in basic raw materials used and manufacturing. Engineered building systems includes the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of component products or services. The Company believes it has one of the broadest product offerings of metal building products in the industry.

     Intersegment sales consist primarily of products and services provided to the engineered buildings segment by the component segment including painting and coating of hot rolled material. This provides better customer service, shorter delivery time and minimizes transportation costs to the customer.

RESULTS OF OPERATIONS FOR FISCAL 1999 COMPARED TO 1998

Consolidated sales increased by 39% in the current year compared to the prior year. Most of this increase resulted from the inclusion of MBCI (acquired in May
1998) for the full year in 1999 compared to only six months in 1998. On a pro forma basis, the increase in sales would have been approximately 8%.

     ENGINEERED BUILDING SYSTEMS sales increased by 12% in 1999 compared to 1998 due to increased market penetration, increased geographic coverage through utilization of component plants and increased product offerings available to engineered building systems customers after the MBCI acquisition. Operating income in 1999 increased by 27% over 1998 which represented 12.1% of sales compared to 10.7% of sales for 1998. Operating income increased at a faster rate than sales volume growth as a result of synergies of the MBCI acquisition including purchase pricing and efficiencies, vertical integration of painting and coating, lower distribution costs from broader geographical locations, improved manufacturing utilization, and product procurement from the metal component segment.

     METAL BUILDING COMPONENT sales increased 57% in 1999 compared to 1998 primarily from the inclusion of the MBCI acquisition for the full year in 1999. On a pro forma basis, the sales increase would have been approximately 7% for the year. Top line sales growth has been reduced by sales which became intersegment sales after the combination of MBCI with the Company. Since 90% of coating and painting requirements of the Company are performed internally, external sales opportunities may be lost during peak periods. In addition, the external sales which are diverted to one of the Company's joint ventures may result in a reduction of sales growth. Although sales increased by 57%, operating income increased by only 41% in the current year, representing 11.6% of sales in 1999 compared to 12.9% in 1998. A more competitive pricing environment in the current year and new competition in some market areas accounted for the decline in margin performance.

     CONSOLIDATED OPERATING EXPENSES consisting of engineering and drafting, selling and administrative costs, increased by $35 million, or 36%, in 1999 compared to 1998 which was slightly less than the 39% increase in consolidated sales. As a percent of sales, operating expenses were 14.0% in 1999 compared to 14.2% in 1998. The improvement resulted primarily from the leveraging of fixed costs over the higher sales volume.

     INTEREST EXPENSE for 1999 was $35.4 million compared to $20.8 million in 1998. In May 1998, the Company borrowed approximately $540 million in bank debt to finance the acquisition of MBCI. During the last six months of 1998 and in 1999, the Company reduced its total indebtedness to $433 million. The reduction in debt coupled with lower interest costs (as leverage decreased) resulted in a lower percentage increase in interest cost being a lower percentage of sales in 1999 as compared to 1998.

     JOINT VENTURE INCOME increased from $.7 million in 1998 to $1.7 million in 1999 due to the inclusion of MBCI's joint venture operations for the whole year. In April 1999, a 50% joint venture for the painting of heavy gauge hot roll coils began operation. This joint venture has incurred start up losses which reduced the overall increase in total joint venture income in 1999.

RESULTS OF OPERATIONS FOR FISCAL 1998 COMPARED TO 1997

Consolidated sales for fiscal 1998 increased from $407.8 million in 1997 to $675.3 million, or 66%. The 1998 fiscal year includes the sales of MBCI (acquired in May 1998) for six months. On a pro forma basis, the increase in sales for fiscal 1998 would have been approximately 7% from 1997. Intersegment sales of $25.1 million represent product and services provided by the metal building component segment, principally coating and painting services which were outside sales to the engineered buildings segment in 1997. If these sales had been considered external sales in 1998 as they were in 1997, the sales increase for the year would have been approximately 10% in fiscal year 1998.

     ENGINEERED BUILDING SYSTEMS sales increased approximately 7% in fiscal 1998 compared to fiscal 1997. This increase resulted from increased market penetration due to growth in the builder customer base and wider geographical distribution. Operating income for fiscal 1998 increased by 16% over fiscal 1997 and represented 10.6% of sales in 1998 and 9.9% in 1997. Improvement in operating income margins resulted from better utilization of manufacturing facilities, lower cost from vertical integration of coating and painting services and lower raw material costs from the consolidation and increase in purchasing power after the acquisition of MBCI.

     METAL BUILDING COMPONENTS sales increased in fiscal 1998 by 164% compared to fiscal year 1997. The majority of this increase resulted from the MBCI acquisition and the inclusion of MBCI's sales for the last six months of 1998. Operating income of this segment increased by 201% in fiscal year 1998 compared to fiscal 1997 and represented 12.9% of sales in fiscal 1998 and 11.3% in fiscal 1997. The improvement in operating income margin resulted from consolidation of the sales and marketing functions of the component operations of the two companies, improved purchasing power, vertical integration of coating and painting and better utilization of manufacturing facilities.

     CONSOLIDATED OPERATING EXPENSES increased $30.0 million, or 45%, in fiscal 1998 compared to fiscal 1997 which was less than the 66% sales increase. Operating expenses increased at a slower rate than sales due to improved leverage of fixed costs and the consolidation of the sales and marketing functions of the compo-nent operations. As a percent of sales, operating expenses represented 16.2% in fiscal year 1997 and 14.2% in fiscal year 1998.

     JOINT VENTURE INCOME of $737,000 in fiscal year 1998 resulted primarily from a 50% ownership of a coil paint line which was acquired as part of the MBCI acquisition. The Company had no joint venture income in 1997.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 1999, the Company had working capital of $60.6 million compared to $58.4 million at the end of fiscal 1998. Better inventory control management and strict credit policies allowed the Company to finance its growth without an increase in net working capital. During fiscal year 1999, the company generated $79.8 million in cash flow from operations before changes in working capital components. This was approximately 21% higher than the $65.7 million generated in fiscal 1998. This cash flow was used primarily to fund capital additions of $33.3 million and reduce debt by $42.4 million during fiscal 1999.

     In May, 1999, the Company completed its offering of $125 million of senior subordinated notes which mature on May 1, 2009. The notes have an interest rate of 9.25%. The net proceeds of approximately $121 million were used to repay bank indebtedness. As a result of the offering, the Company reduced the maximum available borrowings under its existing 364-day senior revolving credit facility from $200 million to $40 million.

     After the above refinancing, the Company has a $40 million 364-day senior revolving credit facility which matures on May 1, 2000. At October 31, 1999, the Company had $20.7 million out-standing under this facility . If this revolver is not further extended by the lenders, the Company has the option to convert it to a three-year term note. The Company has a $200 million five year senior revolving credit facility which matures on July 1, 2003 and had $124.8 million outstanding at October 31, 1999. Borrowing under both revolvers may be prepaid and the voluntary reduction of the unutilized portion may be made at anytime in certain agreed minimum amounts, without premium or penalty but subject to LIBOR breakage fees. The Company also has a $200 million senior term loan facility which matures on July 1, 2003. Loans under the term loan are payable in successive quarterly installments, which began on October 31, 1998, with $7.5 million and gradually increasing to $12.5 million on the maturity date. Repayments on the term facility may not be reborrowed by the Company. The balance on the term facility was $161.2 million at October 31, 1999. The Company is required to make mandatory prepayments on the senior credit facilities upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations. At October 31, 1999, the Company had approximately $95 million in borrowing capacity under its senior credit facilities.

     During the year, the Company spent $33.3 million in capital additions for plant expansions, development of new management information systems and a new corporate headquarters building. The Company plans to spend approximately $26 million in capital spending in fiscal 2000. Delays or cancellation of planned projects or changes in the economic outlook could increase or decrease capital spending from the amounts currently anticipated.

Inflation has not significantly affected the Company's financial position or operations. Metal components and engineered building systems are affected more by the availability of funds for construction than interest rates. No assurance can be given that inflation or interest rates will not fluctuate significantly, either or both of which could have an adverse effect on the Company's operations.

     Liquidity in future periods will be dependent on internally generated cash flows and the ability to obtain adequate financing for capital expenditures and expansion when needed and the amount of increased working capital necessary to support expected growth. Based on current capitalization, it is expected that future cash flows from operations and the availability of alternative sources of external financing should be sufficient to provide adequate liquidity for the foreseeable future.

IMPACT OF THE YEAR 2000 ISSUE

The year 2000 issue is the result of computer programs having been written using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has completed a review of its computer systems to identify the systems that could be affected by the year 2000 issue and has implemented its plans to attempt to ensure that its management information systems ("MIS") and computer software are year 2000 compliant. This review was part of the Company's overall upgrade of its MIS, which is substantially complete and includes the installation of new systems. As a result, the Company has no separate budget for year 2000 compliance. Expenses relating to reviewing and assessing systems are included in historical operating expenses as part of management information expenses and have not been separately identified. Management completed the upgrade with respect to substantially all of the Company's operations in 1999. Management believes that with the installation of the new systems, conversion to new software and modifications to existing software, the year 2000 issue will pose no significant operational problems for the Company.

     The Company has discussed with its major vendors and customers the possibility of any year 2000 interface difficulties that may affect the company. The ability of third parties with whom the Company transacts business to address adequately their year 2000 issue is, however, outside the Company's control.

     To date, the Company has not identified any information technology assets under the control of the Company that present a material risk of not being year 2000 ready or for which a suitable alternative has not been implemented. There can be no assurance, however, that the Company has addressed all issues which could have a materially adverse effect on the Company's business, financial condition and results of operations. In addition, if any third parties who provide goods and services that are critical to the Company's business activities fail to appropriately address their year 2000 issues, there could be a materially adverse effect on the Company's business, results of operations and financial position.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposure related to changes in interest rates on its senior credit facility, which includes revolving credit notes and term notes. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under its senior credit facility, the Company may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months. At October 31, 1999, the Company had $306.7 million outstanding under its senior credit facility. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $3.1 million on an annual basis. The Company's objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared to fixed-rate borrowings.

                        QUARTERLY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             First          Second          Third          Fourth
                                            Quarter         Quarter        Quarter         Quarter
                                            -------         -------        -------         -------
FISCAL YEAR 1998

Sales .................................     $ 97,323        $ 95,349      $ 229,547       $ 253,112
Gross profit...........................       25,437          26,614         60,716          64,702
Income before income taxes.............        9,448           9,981         19,310          23,110
Net income.............................     $  6,052        $  6,396      $  11,098       $  13,772
Net income per common and common
  equivalent share - Basic(1)..........     $   0.37        $   0.39      $    0.62       $    0.76
Net income per common and common
  equivalent share - Diluted(1)........     $   0.35        $   0.37      $    0.58       $    0.73

FISCAL YEAR 1999
Sales..................................     $214,347        $217,365      $ 243,770       $ 261,068
Gross profit...........................       54,277          54,384         63,450          69,530
Income before taxes....................       13,146          15,373         22,461          28,982
Income before extraordinary loss.......        7,425           8,948         13,495          17,006
Extraordinary loss on debt refinancing,
  net of tax...........................           --              --         (1,001)             --
Net income.............................     $  7,425         $ 8,948      $  12,494       $  17,006
Net income per common and common
  equivalent share
  Basic:(1)............................     $   0.41         $  0.49      $    0.73       $    0.92
    Income before extraordinary loss...           --              --          (0.05)             --
    Net income.........................     $   0.41         $  0.49      $    0.68       $    0.92
  Diluted:(1)..........................     $   0.39         $  0.47      $    0.71       $    0.89
    Income before extraordinary loss...           --              --          (0.05)             --
    Net income.........................     $   0.39         $  0.47      $    0.66       $    0.89

(1) The sum of the quarterly income per share amounts do not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

PRICE RANGE OF COMMON STOCK

The Company's common stock began trading on the NYSE under the symbol "NCS" on August 13, 1998. The Company's stock previously traded on the Nasdaq National Market. The following table sets forth the quarterly high and low closing sale prices of the Company's common stock, as reported by the Nasdaq National Market or the NYSE, as applicable, for the prior two years. The prices quoted represent prices between dealers in securities, without adjustments for mark-ups, mark-downs, or commissions, and do not necessarily reflect actual transactions.

Fiscal Year 1999                                      High           Low
----------------                                      ----           ---
January 31......................................... $ 19.78        $ 16.88
April 30........................................... $ 26.00        $ 18.06
July 31............................................ $ 32.25        $ 23.13
October 31......................................... $ 27.38        $ 15.44

Fiscal Year 1999
----------------
January 31......................................... $ 28.38        $ 21.25
April 30........................................... $ 26.25        $ 20.75
July 31............................................ $ 25.25        $ 18.56
October 31......................................... $ 19.94        $ 15.81

                                 CORPORATE DATA

CORPORATE HEADQUARTERS
NCI Building Systems, Inc.
7301 Fairview
Houston, Texas 77041
713/466-7788

COMMON STOCK TRANSFER AGENT AND REGISTRAR
Harris Trust and Savings Bank
Houston, Texas

LEGAL COUNSEL
Gardere & Wynne, L.L.P.

AUDITORS
Ernst & Young LLP

FORM 10-K
The Company's Annual Report on Form 10-K Report for the year ended October 31, 1999, as filed with the Securities and Exchange Commission, is available without charge upon request to Robert J. Medlock at the address of the Corporate Offices. The Company's common stock is traded on the NYSE under the trading symbol NCS.

NUMBER OF SHAREHOLDERS
As of October 31, 1999, there were 217 shareholders of record of the Company's common stock. The Company has over 9,100 beneficial shareholders.

                     CORPORATE DIRECTORY BOARD OF DIRECTORS

                 OFFICERS                                                          DIRECTORS

C.A. RUNDELL, JR.                                 C.A. RUNDELL, JR.                                 T.C. ARNETT*
Chairman of the Board                             Chairman of the Board                             Private Investor
                                                  NCI Building Systems, Inc.
JOHNIE SCHULTE, JR.                                                                                 GARY L. FORBES**
CEO & Chairman of the Executive Committee         JOHNIE SCHULTE, JR.                               Vice President
                                                  CEO & Chairman of the Executive Committee         Equus Incorporated
A.R. GINN                                         NCI Building Systems, Inc.
President & Chief Operating Officer                                                                 WILLIAM D. BREEDLOVE**
                                                  A.R. GINN                                         Vice Chairman
KENNETH W. MADDOX                                 President and Chief Operating Officer             Hoak Breedlove Wesneski & Co.
Executive Vice President, Administration          NCI Building Systems, Inc.
                                                                                                    ROBERT N. MCDONALD*
ROBERT J. MEDLOCK                                 KENNETH W. MADDOX                                 Private Investor
Executive Vice President &                        Executive Vice President, Administration
Chief Financial Officer                                                                             * Compensation Committee
                                                  DANIEL D. ZABCIK                                  ** Audit Committee
DONNIE R. HUMPHRIES                               Private Investor
Secretary

                                 ANNUAL MEETING

The Annual Meeting of shareholders of NCI Building Systems will be held at 10:00 a.m. (CST) on Wednesday, March 1, 2000, at the Johnie Schulte Conference Center, Houston, Texas. Shareholders of record as of January 5, 2000, will be entitled to vote at this meeting.

                           NCI BUILDING SYSTEMS, INC.
                      7301 Fairview o Houston, Texas 77041
                         (713) 466-7788 o www.ncilp.com

[LOGO] This annual report is printed on recycled paper containing recovered, post-consumer waste paper.

                                  [BACK COVER]

                           NCI BUILDING SYSTEMS, INC.
                                  7301 Fairview
                              Houston, Texas 77041
                                 (713) 466-7788
                                 www.ncilp.com