Form 10-K405, Exhibit 13
period 2000-10-31
NCI BUILDING SYSTEMS INC
filed 2001-01-29
CIK 883902

                                                                      EXHIBIT 13


                          [NCI BUILDING SYSTEMS LOGO]
                                 [NCI PICTURE]
                               2000 Annual Report


            METAL COMPONENTS                                       BUILDING SYSTEMS

DOORS           COMPONENTS       COATERS           SPECIALTY           BUILDINGS      INTERNATIONAL

 DBCI              MBCI             MCCI               IPS              METALLIC         BUILDINGS
                                                                                         DE MEXICO


                    ABC              MCG               SSI                A&S            METALLIC
                                                                                         DE MEXICO


                 MIDLAND          DOUBLECOTE         CLASSIC           MID-WEST
                  METALS

                                  METAL PREP                             MESCO

                                    MIDWEST                          ALL-AMERICAN
                                     METAL
                                    COATERS

                                                                   o     Coating

                                                                   +  Components

                                                                   *     Framing
                                     [MAP]
                                                                   [ ]     Doors

PLANT
 LOCATIONS

    Atwater, California o Caryville, Tennessee o Chandler, Arizona o Chester,
     South Carolina Douglasville, Georgia o Ennis, Texas o Grapevine, Texas
o Rome, NewYork o Houston, Texas (6) Jackson, Mississippi (2)o Mattoon, Illinois
         o Tallapoosa, Georgia o Stafford, Texas Oklahoma City, Oklahoma
            o Converse, Texas o Grand Prairie, Texas o Lubbock, Texas
          o Adel, Georgia Salt Lake City, Utah o Hernando, Mississippi
         o Memphis, Tennessee o Nicholasville, Kentucky Atlanta, Georgia
               o Plant City, Florida o Colonial Heights, Virginia
    o Shelbyville, Indiana Omaha, Nebraska o Nampa, Idaho o Tolleson, Arizona
            o Marietta, Georgia o Oskaloosa, Iowa Monterrey, Mexico
            o Rancho Cucamonga, California o Granite City, Illinois

SELECTED FINANCIAL DATA


                                                  YEAR ENDED OCTOBER 31(1)
                           1992      1993      1994      1995       1996       1997         1998        1999            2000
                         --------  --------  --------  --------  ----------  ----------  ----------  ----------     ----------

Sales                    $ 79,008  $134,506  $167,767  $234,215  $  332,880  $  407,751  $  675,331  $  936,550     $1,018,324
Net Income                  3,611     6,333    10,256    17,032      24,814      27,887      37,318      45,873         51,939
Net Income per Share
   (Diluted)                  .34       .48       .77      1.26        1.51        1.64        2.05        2.41(2)        2.84
Working Capital             4,835    15,511    16,885    31,687      51,958      76,746      58,393      60,571         65,657
Total Assets               34,187    46,733    63,373    83,032     158,326     196,332     823,537     855,483        879,920
Long-term Debt
   (Noncurrent Portion)     2,185     1,899       326       278       1,730       1,679     444,477     397,062        374,448
Shareholders' Equity     $ 21,232  $ 28,655  $ 39,682  $ 57,682  $  116,175  $  147,815  $  223,612  $  277,290     $  314,108
                         --------  --------  --------  --------  ----------  ----------  ----------  ----------     ----------
Average Common Shares
   (Assuming Dilution)     10,864    13,156    13,390    13,530      16,455      17,085      18,192      19,100         18,286

(1) All numbers in thousands except net income per share

(2) Includes an extraordinary loss on debt refinancing, net of tax, of $1.0 million or $0.05 per share.

BUSINESS DESCRIPTION

NCI Building Systems is one of the largest integrated manufacturers and marketers of metal building components and engineered metal buildings in North America. NCI also offers one of the most extensive metal product lines in the building industry, under well-recognized brand names.

Through internal growth and strategic acquisitions, the company has compiled a record of revenue and earnings growth well above the industry average. In 1998, NCI doubled its size by combining with Metal Building Components, Inc. establishing NCI as a leader in each of its key markets.

Today, NCI is...

    The largest producer and distributor of metal components for building construction -- growing at an estimated 10% annual rate.

    The second largest producer of engineered metal building systems.

    The largest supplier of metal roofs in an estimated $20 billion roofing industry.

    A leading provider of metal coating and painting services.

    An industry leader in growth, profitability and innovation.

    A low-cost supplier.

The Company is benefiting from a larger sales force and customer base, broader product lines, expanded geographic distribution sites and increased manufacturing capacity. NCI's long-term targets are 10% annual revenue growth, 15% earnings growth and 30% return on operating assets based on its sound growth strategy and assuming a relatively stable economic outlook.

NCI continues to successfully manage its "Momentum for Industry Leadership."

NCI is listed on the New York Stock Exchange (NYSE) as NCS.

                                [THE NCI FAMILY]

                             LETTER TO SHAREHOLDERS

                                   [PICTURE]
                                                                 [NCI LOGO] 2000

[NCI BUILDING SYSTEMS LOGO]

FELLOW SHAREHOLDERS:

NCI's financial performance clearly showcased fiscal 2000 as a year of growth and progress. The record net sales, which topped one billion dollars for the first time, and the new high in net income are rewarding; but they represent only part of the message we want to communicate to our shareholders. As gratifying as those achievements are, much of our managerial emphasis during the year was on the actions necessary to sustain our future progress and maximize the return on our current resources.

A summary of the financial and operational highlights for fiscal 2000 includes:

     Net sales increased 8.7% to a new record of $1.02 billion.

     Each quarter included year-to-year gains in sales and income.

     Earnings increased to $2.84 per share, up 15.4% from fiscal 1999.

     Debt reduction of $16 million accomplished.

     Organizational changes included naming three divisional presidents.

     Acquired complete ownership of DOUBLECOTE.

     $20 million invested in stock repurchases.

     Additional 1.5 million shares approved for stock repurchase program.

We decided to dedicate the theme of this annual report as an introduction to NCI. Our rapid growth into one of the largest metal construction companies in the nation has been generated through both internal and external gains. It therefore seemed appropriate to pause and highlight our various operating units to show the breadth of our product line and our geographic coverage. Behind the logomarks and photographs of products and facilities is a team of more than 4,000 individuals solidly committed to doing their best every day to satisfy our customers and in so doing, continuing to build our competitive presence and providing an attractive long-term return to our shareholders.

RECORD NET SALES AND EARNINGS ACHIEVED

We set records in virtually every category of our income statement for fiscal 2000. We are especially pleased that the advance in net sales to $1.02 billion and the 15.4% increase in earnings to $2.84 per share represent not only positive year-to-year comparisons but also extend our longer term record of growth. Over the past five years, NCI's sales have risen from $332.9 million, a compound rate of 34%. Earnings per share over the same period have more than doubled. Because of the seasonal characteristics of the construction industry, the second half of our fiscal year continues to generate the majority of our sales and earnings, but we achieved gains in each quarter during the year.

The financial highlights for fiscal 2000 also include meaningful progress in our balance sheet management. Although we used $24.4 million to take advantage of acquiring complete ownership

     [BAR GRAPH]

     9-YEAR SALES
YEAR ENDED OCTOBER 31
   (IN MILLIONS)
of our principal metal coating operation in March 2000, our long-term debt of $374.4 million at the close of fiscal 2000 was down from $397.1 million in the prior year. Our EBITDA for fiscal 2000 totaled $169 million, up from $150 million in fiscal 1999. This strong cash flow position enabled us to make the additional investment in DOUBLECOTE, fund capital expenditures of $28.9 million and invest $20.4 million in stock repurchases. We believe that the use of a portion of our capital to repurchase our shares will yield a positive return for shareholders. The 3.9% reduction in the average number of outstanding shares for fiscal 2000 had an immediate positive impact on our earnings per share, and that benefit will carry over into future periods. We are pleased that shortly after the close of fiscal 2000 the Board approved the purchase of an additional 1.5 million shares for stock repurchases. Our planning for fiscal 2000 includes a lower level of capital spending, and based on the expected cash from operations, we will have the capability to affect a significant debt reduction.

NEW UNIT PRESIDENTS HIGHLIGHT ORGANIZATIONAL CHANGES

NCI's culture encourages individuals to reach for increasing responsibility. This demands providing them the resources and training to accomplish more and then recognizing those who have successfully demonstrated their abilities. During 2000 several organizational changes were highlighted by the promotion of executives to serve in the position of president of three operating units. The appointments included Len George as president of Mesco Metal Buildings, Kelly Ginn as president of the MBCI components group and Fred Koetting as president of the NCILP buildings group.

These promotions were directly related to the changes made in August 2000 which included reducing the size of our Board. Our goal through these actions was to establish a structure that encourages and rewards our personnel to pursue the growth opportunities aggressively in their respective areas. Although we will continue to encourage cross-selling across our various units, we believe these three operating units will benefit from having their own president who can set unique goals to accelerate our progress in the respective market sectors. Each of these individuals has extensive experience in the metal construction industry and has demonstrated highly successful capabilities in their prior positions at NCI.

SUCCESSFUL LONG BAY SYSTEM UNDERSCORES OPERATIONAL GAINS

Probably the signal event of our operational gains during fiscal 2000 was the success of our innovative Long Bay System ("LBS") that enables customers to construct highly competitive metal buildings with spans up to 56 feet. The patent pending LBS system was introduced during the fourth quarter of fiscal 1999. Installations to date confirm that it offers distinct advantages over conventional construction techniques in lower costs and faster erection times. LBS essentially integrates the best features of conventional construction into metal building design. Our system virtually eliminates field welding and significantly reduces erection time compared with conventional steel construction. We are finding typical LBS buildings covering 400,000 square feet being completed in approximately five weeks versus the eight-week period that is normal for conventional construction techniques. We are also focused on responding to orders much faster than is the norm. LBS standard delivery reduces the shipment time that many contractors are used to experiencing.

LBS is specifically designed for large buildings that typically involve considerably less custom engineering and design than the metal systems and components in which NCI already has a strong market position. Because of this relative standardization, long bay systems demand a careful blend of strict quality standards and tight control over manufacturing costs. To meet those requirements, we established an entirely new manufacturing facility in Mexico dedicated to LBS. These operations

     [BAR GRAPH]

 EARNINGS PER SHARE
YEAR ENDED OCTOBER 31

    [BAR GRAPH]

SHAREHOLDERS' EQUITY
YEAR ENDED OCTOBER 31
    (IN MILLIONS)
are proving to be highly efficient, and a second production shift was added during the fourth quarter of fiscal 2000 that effectively doubled the capacity of our assembly operation. The success to date of LBS endorses the value to NCI of pioneering innovative metal construction techniques.

Our most recent new system is the "Pier and Header," a revolutionary new way to fabricate self-storage warehouse facilities. In conventional self-storage systems, about ten different parts and processes are required to construct the building areas between and above the doors on self-storage units. Our process requires only two and produces a building that is much more aesthetically pleasing with a clean, uncluttered profile. Translating the concept for this new building system into a marketable product demanded a dedicated effort by our research and development department. Initial response from developers and builders has been overwhelmingly positive, and we will be making a concerted effort to introduce the new system nationwide during fiscal 2001.

ACQUISITIONS REMAIN IN GROWTH STRATEGY

NCI's growth over the past decade has been aided by strategic acquisitions that added capacity, expanded our geographic reach or enhanced the Company's vertical integration. The decision to purchase full ownership of DOUBLECOTE in March 2000 was based on an attractive financial analysis and the opportunity to integrate this coating capacity more effectively with our manufacturing of metal building systems and components. Meeting customers' building schedules reliably is a key objective for NCI, and having sufficient coating capacity available is a vital factor in meeting that goal.

Our most recent acquisition was the purchase in December 2000 of Midland
Metals, Inc., a manufacturer and marketer of metal building components. This transaction has strategically expanded our metal building component business in the Midwest. We believe there is considerable potential for further expansion in this area and have identified considerable synergies in cost savings that we expect to realize from the acquired operation. The addition of the incremental volume from Midland Metals will also benefit our metal coating operations.

FOCUS SET ON FUTURE GROWTH

Based on current trends, we are optimistic that fiscal 2001 will be another year of growth for NCI. The pace of new construction and the level of interest rates are key uncertainties, but our internal momentum encourages us about our prospects. The metal construction industry offers us exciting potential, and we are committed to continue unifying best practices throughout our business to capitalize on this opportunity. NCI ranks as one of the top companies in this economic sector, and there is no reason that we cannot move forward by gaining market share.

We are pleased to welcome Sheldon Erikson and Bernard Pieper to our Board and look forward to their active involvement in guiding our future progress. We appreciate the hard work of every associate within NCI which helped make fiscal 2000 a success and extend a special thanks to our customers for the chance to meet their needs.

Sincerely,

/s/ JOHNIE SCHULTE, JR.                       /s/ A.R. GINN

Johnie Schulte, Jr.                           A.R. Ginn
President and Chief Executive Officer         Chairman of the Board


[Johnie Schulte Photo]
    Johnie Schulte
    President, NCI

  [A.R. Ginn Photo]
     A.R. Ginn
   Chairman, NCI

                                                                  COMPANY REVIEW

PROFILE

  NCI is a manufacturer and marketer of engineered metal building systems and components.

  The Company contributes to the building process by designing structures to user specifications, then manufacturing the appropriate parts for its customers
- frequently authorized builders - to erect and make ready for occupancy.

  Components are sold to many of the same markets where engineering is not required.

  NCI's products are directed at the non-residential market, primarily industrial and low-rise commercial applications.

  NCI aggressively markets its products nationwide through several channels under the following trade names:

  Metallic Building Company

  Mid-West Steel Building Company

  DBCI

  Steel Systems

  A&S Building Systems

  Classic steel Frame Homes

  Mesco Metal Buildings

  MBCI

  ABC

  IPS

  Midland Metals, Inc.

  Midwest Metal Coatings

  Doublecote

  Metal Prep

  Metal Coaters of Georgia

  Metal Coaters of California



                                                                      [NCI LOGO]

                                                                           is...

                                   Buildings

                         Metallic, Mid-West, A&S, Mesco

     The NCI family of building system companies -- Metallic, Mid-West, A&S, Mesco -- engineer and manufacture primary framing, secondary framing and cladding for metal buildings. These manufactured parts are delivered to the job site where our authorized builders erect and enclose the projects, then add the plumbing, electrical, HVAC, concrete, flooring, windows, doors and interior walls. The building systems are marketed to end-users through the nearly 1400 "authorized builders" nationwide. Builders provide their customers with ready to move in buildings. End-use applications include: Warehousing, Manufacturing, Educational, Distribution, Institutional, Recreation, Offices and Commercial.


                                   [PICTURES]


                                  [FLOOR PLAN]

                                   Buildings

                         Metallic, Mid-West, A&S, Mesco


                                   [PICTURES]


   [A&S BUILDING SYSTEMS LOGO]                         [MESCO LOGO]

 [METALLIC BUILDING COMPANY LOGO]         [MID-WEST STEEL BUILDING COMPANY LOGO]



                                                                         plus...

                                      MBCI

                          Metal Roof and Wall Systems


     Unlike the building systems companies, MBCI does not manufacture the primary framing. The Company manufactures the secondary framing, the cladding, and a full line of color matched trim and accessories such as ventilators, gutters, trim and fasteners. MBCI services primarily three market segments:
Commercial-Industrial, Architectural and Self-Storage. Commercial-Industrial includes small and large manufacturers of primary frames. They combine MBCI products with their frames thereby allowing them to offer a proprietary building system. Architectural utilizes MBCI products on conventional construction framing systems. It includes architects who specify MBCI products, general contractors, and subcontractors.

                                   [PICTURES]

                                      MBCI

                          Metal Roof and Wall Systems



                                   [PICTURES]

                                  [FLOOR PLAN]

                    [MBCI METAL ROOF AND WALL SYSTEMS LOGO]




                                                                         plus...

                                      ABC

                          American Building Components



     ABC manufactures and markets cladding and accessory products, which are generally installed over wood framing. Market areas include residential, light commercial and agricultural segments. ABC customers include wholesale roofing distributors such as retail and large lumber dealers, chain store dealers and cooperatives, large pole barn builders, and independent distributors selling to farmers and contractors.




                                   [PICTURES]

                                      ABC

                          American Building Components



                                   [PICTURES]



                                   [ABC LOGO]

                                                                         plus...

                                    COATERS

                                  Coil Coating

     Our coating companies clean, paint and slit coils for use by component and building manufacturers in the industry as well as the NCI divisions. This coating service operates under the watchful eyes of strict quality control personnel to insure that the paint will adhere to the steel properly and will not lose its integrity once the material is installed on a building. Metal Prep and Midwest Metal Coatings(*) serve the secondary framing market. Metal Coaters of Georgia, Metal Coaters of California, Inc., and DOUBLECOTE service the cladding market.

(*)50% joint venture with Precoat Metals





                                   [PICTURES]

                                    COATERS

                                  Coil Coating


                                   [PICTURES]



                   [METAL COATERS(R) OF CALIFORNIA, INC. LOGO]

                       [METAL COATERS(R) OF GEORGIA LOGO]

                              [METAL-PREP(R) LOGO]

                        [MMC MIDWEST METAL COATINGS LOGO]

                              [DOUBLECOTE(R) LOGO]


                                                                         plus...

                                      DBCI
Doors

                        Self-Storage I Doors & Components

     DBCI manufactures roll-up doors, partitions and panels for the self-storage and commercial markets. For the self-storage industry, DBCI's product line includes the mini storage rollup door, Securawall partition, Corawall panels, Coradoors and Lockerdoors. These products are manufactured with a higher grade steel -- making them stronger and more resistant to damage. They also come in over 20 standard colors! Providing added reassurance on the durability of DBCI products, all colors come with a 20-year film integrity warranty and up to a 20-year guarantee against chalking and fading. DBCI has the largest segment of the rollup door business in the self storage industry.




                                   [PICTURES]

                                      DBCI


                        Self-Storage I Doors & Components


                                   [PICTURES]



                       [DOORS & BUILDING COMPONENTS LOGO]



                                                                         plus...

                           Classic Steel Frame Homes

     Classic Steel Frame Homes designs and manufactures steel framed homes that are stronger, straighter and longer lasting than other home framing materials. Since the outer frame fully supports the structure, there is no need for interior load bearing walls. Rooms can be as large or as small as needed. With the rising cost of wood products and the increasing deforestation of earth, the steel framed home is quickly becoming the home of choice for an increasing number of homebuyers. Not only is steel recyclable, it is resistant to termites. Classic homes can be up to 40% more energy efficient than wood framed homes because the depth of the steel beams provides wider spacing for more insulation -- thicker walls block out noise. In addition, steel is not combustible.


                        [CLASSIC STEEL FRAME HOMES LOGO]


                                   [PICTURES]
                                                                         plus...


                                       IPS

                            Insulated Panel Systems

     IPS manufactures a complete line of insulated panels for wall and roof application. The insulation is foamed-in-place at the factory and sandwiched between two steel sheets for exterior as well as interior beauty and performance. The panels are 1" to 5" thick depending upon thermal requirements and come in a variety of colors, including the "Rockwall" system. The Rockwall process bonds real stone aggregate to steel panels, combining the advantages of steel with the durability and beauty of stone. IPS sells insulated panels to builders and contractors that service the specialty markets, such as food and beverage producers, distributors and wholesalers.

                         [INSULATED PANEL SYSTEMS LOGO]


                                   [PICTURES]

                                                                         plus...

                                      SSI

                              Self-Storage Systems

     Steel Systems is dedicated to the sole task of designing, engineering, and manufacturing self-storage buildings. SSI manufactures one, two and three story climate controlled and boat/RV buildings. Sizes range from the standard 10' x 10' grid to unlimited width and length. Exterior wall panels and roofing systems are available in a wide variety of colors; interior panels are white for better lighting. SSI's experienced staff custom designs any type of storage facility to suit end-user requirements and site restrictions.


                              [STEEL SYSTEMS LOGO]


                                                                         plus...


                                      AAS

                              All-American Systems

     All-American Systems manufactures and markets metal building systems for companies who specialize in smaller, less complex buildings.

                                   [AAS LOGO]



                                                                         Plus...

                                      R&D

                             Research & Development

     The backbone of most successful companies is Research & Development. NCI is no exception. Each division has access to test and revise its products. In fact, we test so much and so often that we built our own authorized replica of the UL (Underwriter Laboratories) test chamber and a working model of the FM (Factory Mutual) test chamber. Our tests give us a depth of knowledge about our products -- weather tightness and structural integrity under deadload and uplift -- that is unequalled in the industry. And, the more we test, the more accurate our information becomes. Our testing can fine tune improvements, improve the safety factor for engineering design, and make sure our products satisfy or exceed building code requirements.

                                   [PICTURES]


                                                                         Plus...

                                    Training

                          Sales, Product, Installation

     NCI has one of the only training centers in the metal building industry. The Johnie Schulte Conference Center (located at the Fairview facility in Houston, Texas) is a 7,600 square foot, "hands-on" training center. This large building allows up to four 75 person classes to operate simultaneously while an open, two story section of the center enables instructors and students to actually erect a one-story, light frame building...complete with wall and roof panels! Builders get hands-on experience pricing buildings using NCI's proprietary pricing software. The "Product & Sales School" teaches NCI builders how to sell NCI products and the "Erection Train-the-Trainer School" familiarizes new Builders with the erection process. This center is also used for departmental, divisional, and corporate meetings. Extensive education and training are important to NCI's strategy to be a major force in the metal building industry.

                                   [PICTURES]

                                                                         plus...

                       Technology plus Innovation equals

                                   NCI Success

     Technology, innovation and, most importantly, NCI people, have maintained our position at the leading edge of the metal building industry. Last year's introduction of the Long Bay System was more successful than expected! Over 1 million square feet of Long Bay Systems have been erected and twice that already quoted. The new state-of-the-art structural fabrication facility opened its doors in July, 2000 on the Fairview grounds with a capacity of 2,300 tons per month. The shop has 144,000 square feet under its roof and is capable of fabricating oversize trusses, large crane beams and many other steel support materials. A suggestion from MBCI's largest self-storage customer in 1997 turned into the most sophisticated manufacturing process the self-storage industry has ever seen. September 14, 2000 marked the roll-out date for the new MBCI metal Pier & Header System. Not only does it make self-storage units more aesthetically pleasing, but construction time and expense are drastically reduced. "The magnitude of these projects and the time frame in which they were completed offered many challenges," said A.R. Ginn. "The brilliance and dedication of the people of NCI, plus today's technology, brought these innovations successfully to the marketplace."


                                   [PICTURES]

                                   [DIAGRAM]
                                                                      [NCI LOGO]
Page 20

                                                                FINANCIAL REVIEW
                                                                            2000

FORWARD LOOKING STATEMENTS

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

     These risks, uncertainties, and factors include, but are not limited to, industry cyclicality and seasonality, adverse weather conditions, fluctuations in customer demand and order patterns, raw material pricing, competitive strategic activities accretive to earning, and general economic conditions affecting the construction industry, as well as other risks detailed in the company's filings with the Securities and Exchange Commission, including its most recent annual and quarterly reports on Forms 10(k) and 10(Q), the Company expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations."

                                                                      [NCI LOGO]

                        CONSOLIDATED STATEMENTS OF INCOME
                           NCI BUILDING SYSTEMS, INC.
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              October 31,
                                                            ------------------------------------------------
                                                                1998              1999              2000
                                                            ------------      ------------      ------------
Sales .................................................     $    675,331      $    936,550      $  1,018,324
Cost of sales .........................................          497,862           694,909           749,555
                                                            ------------      ------------      ------------
   Gross profit .......................................          177,469           241,641           268,769
Operating expenses ....................................           96,100           131,109           142,952
Nonrecurring acquisition expenses .....................            2,060                --                --
                                                            ------------      ------------      ------------
    Income from operations ............................           79,309           110,532           125,817
Interest expense ......................................          (20,756)          (35,449)          (39,069)
Other income, net .....................................            2,559             3,204             2,262
Joint venture income ..................................              737             1,675               410
                                                            ------------      ------------      ------------
    Income before income taxes ........................           61,849            79,962            89,420
                                                            ------------      ------------      ------------
Provision for income taxes
    Current ...........................................           16,573            30,066            35,987
    Deferred ..........................................            7,958             3,022             1,494
                                                            ------------      ------------      ------------
Total income tax ......................................           24,531            33,088            37,481
                                                            ------------      ------------      ------------
    Income before extraordinary loss ..................           37,318            46,874            51,939
Extraordinary loss on debt financing, net of tax ......               --            (1,001)               --
                                                            ------------      ------------      ------------
Net income ............................................     $     37,318      $     45,873      $     51,939
                                                            ============      ============      ============

Income per common and common equivalent share:
  Basic:
    Income before extraordinary loss ..................     $       2.17      $       2.55      $       2.90
    Extraordinary loss, net of tax ....................               --             (0.05)               --
                                                            ------------      ------------      ------------
    Net income ........................................     $       2.17      $       2.50      $       2.90
                                                            ============      ============      ============
  Diluted:
    Income before extraordinary loss ..................     $       2.05      $       2.46      $       2.84
    Extraordinary loss, net of tax ....................               --             (0.05)               --
                                                            ------------      ------------      ------------
    Net income ........................................     $       2.05      $       2.41      $       2.84
                                                            ============      ============      ============

See accompanying notes to the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)

                                                                                                October 31,
                                                                                          -------------------------
                                                                                             1999           2000
                                                                                          ----------     ----------
ASSETS
Current assets:
    Cash and cash equivalents .......................................................     $   16,089     $    2,999
    Accounts receivable, net ........................................................        105,608        119,368
    Inventories .....................................................................         83,988         98,612
    Deferred income taxes ...........................................................          6,943          4,986
    Prepaid expenses ................................................................          5,037          7,482
                                                                                          ----------     ----------
    Total current assets ............................................................        217,665        233,447
Property, plant and equipment, net ..................................................        197,855        231,042
Excess of costs over fair value of acquired net assets ..............................        398,606        395,073
Other assets, primarily investment in joint ventures ................................         41,357         20,358
                                                                                          ----------     ----------
Total assets ........................................................................     $  855,483     $  879,920
                                                                                          ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current portion of long term debt ...............................................     $   36,297     $   42,806
    Accounts payable ................................................................         65,209         74,400
    Accrued compensation and benefits ...............................................         17,021         21,383
    Accrued income taxes ............................................................         10,454          3,194
    Other accrued expenses ..........................................................         28,113         26,007
                                                                                          ----------     ----------
    Total current liabilities .......................................................        157,094        167,790
Long-term debt, noncurrent portion ..................................................        397,062        374,448
Deferred income taxes ...............................................................         24,037         23,574
Commitments and contingencies (Note 4)
Shareholders' equity:
    Preferred stock, $1 par value, 1,000,000 shares authorized, none outstanding ....             --             --
    Common stock, $.01 par value, 50,000,000 authorized, 18,520,000
        and 17,675,000 shares issued and outstanding, respectively ..................            186            186
    Additional paid in capital ......................................................         97,289         97,224
    Retained earnings ...............................................................        179,815        231,754
    Treasury stock ..................................................................             --        (15,056)
                                                                                          ----------     ----------
Total shareholders' equity ..........................................................        277,290        314,108
                                                                                          ----------     ----------
Total liabilities and shareholders' equity ..........................................     $  855,483     $  879,920
                                                                                          ==========     ==========

See accompanying notes to the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)

                                                         Common        Additional       Treasury        Retained     Shareholders'
                                                         Stock      Paid-In Capital      Stock          Earnings        Equity
                                                       ----------   ---------------    ----------      ----------    -------------
Balance, October 31, 1997 ........................     $       82      $   51,109      $       --      $   96,624     $  147,815
Proceeds from exercise of stock options,
    including tax benefit thereon ................              2           4,317              --              --          4,319
Two for one split of common stock ................             82             (82)             --              --             --
Shares issued in connection with
    purchase of MBCI .............................             14          32,186              --              --         32,200
Shares issued for contribution to 401(k) plan ....              1           1,959              --              --          1,960
Net income .......................................             --              --              --          37,318         37,318
                                                       ----------      ----------      ----------      ----------     ----------
Balance, October 31, 1998 ........................            181          89,489              --         133,942        223,612
Proceeds from exercise of stock options,
    including tax benefit thereon ................              3           3,076              --              --          3,079
Shares issued for contribution to 401(k) plan ....              2           4,724              --              --          4,726
Net income .......................................             --              --              --          45,873         45,873
                                                       ----------      ----------      ----------      ----------     ----------
Balance, October 31, 1999 ........................            186          97,289              --         179,815        277,290
Treasury stock purchases .........................             --              --         (20,416)             --        (20,416)
Proceeds from exercise of stock options,
    including tax benefit thereon ................             --             202              --              --            202
Treasury stock reissued for
    stock options exercised ......................                           (604)          1,442              --            838
Shares issued from treasury stock
    for contribution to 401(k) plan ..............             --             337           3,918              --          4,255
Net income .......................................             --              --              --          51,939         51,939
                                                       ----------      ----------      ----------      ----------     ----------
Balance, October 31, 2000 ........................     $      186      $   97,224      $  (15,056)     $  231,754     $  314,108
                                                       ==========      ==========      ==========      ==========     ==========

See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)

                                                                                      October 31,
                                                                       ------------------------------------------
                                                                          1998            1999            2000
                                                                       ----------      ----------      ----------
Cash flows from operating activities:
    Income before extraordinary loss .............................     $   37,318      $   46,874      $   51,939
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation and amortization ............................         17,818          28,542          33,487
        Gain on sale of fixed assets .............................            (32)            (11)           (201)
        Provision for doubtful accounts ..........................          2,625           2,402           2,645
        Extraordinary loss on debt refinancing, net of tax .......             --          (1,001)             --
        Deferred income tax provision ............................          7,958           3,022           1,494
    Changes in operating assets and liabilities,
      net of effect of acquisitions:
        Accounts, notes and other receivables ....................         (3,663)         (8,749)         (7,403)
        Inventories ..............................................          9,951          (5,987)        (13,355)
        Prepaid expenses .........................................            109            (823)         (2,056)
        Accounts payable .........................................         24,189           2,515           7,592
        Accrued expenses .........................................         13,772          27,444          (1,302)
                                                                       ----------      ----------      ----------
    Net cash provided by operating activities ....................        110,045          94,228          72,840

Cash flows from investing activities:
        Proceeds from sale of fixed assets .......................             98           1,561             383
        Acquisition of Metal Building Components, Inc. ...........       (553,510)             --              --
        Acquisition of California Finished Metals, Inc. ..........        (15,458)             --              --
        Acquisition of DOUBLECOTE, L.L.C. ........................             --              --         (24,408)
        Changes in other noncurrent assets .......................        (24,450)         (9,574)          2,780
        Capital expenditures .....................................        (20,834)        (33,262)        (28,885)
                                                                       ----------      ----------      ----------
    Net cash used in investing activities ........................       (614,154)        (41,275)        (50,130)

Cash flows from financing activities:
      Proceeds from stock options exercised ......................          2,494             952             721
      Net (payments) borrowings on revolving lines of credit .....        281,600        (136,112)         20,145
      Borrowings on long-term debt ...............................        200,000         125,000              --
      Payments on long-term debt .................................         (7,552)        (31,303)        (36,250)
      Purchase of treasury stock .................................             --              --         (20,416)
                                                                       ----------      ----------      ----------
    Net cash provided by (used in) financing activities ..........        476,542         (41,463)        (35,800)
Net increase (decrease) in cash and cash equivalents .............        (27,567)         11,490         (13,090)
Cash at beginning of period ......................................         32,166           4,599          16,089
                                                                       ----------      ----------      ----------
Cash at end of period ............................................     $    4,599      $   16,089      $    2,999
                                                                       ==========      ==========      ==========

See accompanying notes to the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           NCI BUILDING SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting Entity

These financial statements include the operations and activities of NCI Building Systems, Inc. and its subsidiaries ("the Company") after the elimination of all material intercompany accounts and balances. The Company designs, manufactures and markets metal building systems and components for commercial, industrial, agricultural and community service use.

(b) Revenue Recognition

The Company recognizes revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Adequate provision is made, upon shipment, for estimated product returns and warranties. Costs associated with shipping and handling of products are included in cost of sales.

(c) Accounts Receivable

The Company reports accounts receivable net of the allowance for doubtful accounts of $3,309,000 and $3,656,000 at October 31, 1999 and 2000,
respectively. Trade accounts receivable are the result of sales of building systems and components to customers throughout the United States and affiliated territories including international builders who resell to end users. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

(d) Inventories

Inventories are stated at the lower of cost or market value, using specific identification or the weighted-average method for steel coils and other raw materials.

The components of inventory are as follows:

                                             October 31,
                                      -------------------------
                                         1999           2000
                                      ----------     ----------
                                            (in thousands)
     Raw materials ..............     $   65,315     $   75,209
     Work in process
        and finished goods ......         18,673         23,403
                                      ----------     ----------
                                      $   83,988     $   98,612

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and both straight-line and accelerated methods for income tax purposes.

Depreciation expense for the years ended October 31, 1998, 1999 and 2000 was $9,970,000, $13,468,000, and $19,005,000, respectively. The Company capitalizes certain costs related to internal use software in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed for Internal Use.

Property, plant and equipment consist of the following:

                                                   October 31,
                                           --------------------------
                                              1999            2000
                                           ----------      ----------
                                                 (in thousands)
     Land ............................     $   12,417      $   12,912
     Buildings and improvements ......         87,893         104,883
     Machinery, equipment
        and furniture ................        115,768         150,187
     Transportation equipment ........          4,721           4,609
     Computer software
        and equipment ................         17,759          27,188
                                           ----------      ----------
                                           $  238,558      $  299,779
     Less accumulated depreciation ...        (40,703)        (68,737)
                                           ----------      ----------
                                           $  197,855         231,042
                                           ==========      ==========

Estimated useful lives for depreciation are:

     Buildings and improvements .............     10 - 40 years
     Machinery, equipment and furniture .....      5 - 13 years
     Transportation equipment ...............      3 - 10 years
     Computer software and equipment ........      5 -  7 years

(f) Statement of Cash Flows

For purposes of the cash flows statement, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the years ended October 31, 1998, 1999 and 2000 was $16,733,000, $30,198,000, and $37,186,000, respectively. Income taxes paid, net of refunds received, for the years ended October 31, 1998, 1999 and 2000 were $19,915,000, $13,247,000, and

                                                                            2000
------------------------------------------------------------------------


$42,885,000 (of which $11,748,000 related to 1999, but was payable in 2000), respectively. Non-cash investing or financing activities included: $2,342,000 for the 2000 401(k) plan contributions through the third fiscal quarter of 2000, and $1,912,000 for the related 1999 contributions which were paid in common stock in 2000; $2,301,000 for the 1999 401(k) plan contributions through the third fiscal quarter of 1999 and $2,425,000 for the related 1998 contributions which were paid in common stock in 1999; and $1,960,000 for the 1997 contribution paid in common stock in 1998.

(g) Excess of Cost Over Fair Value of Acquired Net Assets

Excess of cost over fair value of acquired net assets is amortized on a straight-line basis over periods of fifteen to forty years. Accumulated amortization as of October 31, 1999 was $21,581,000, and $32,802,000 as of October 31, 2000. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill would be reduced by the estimated shortfall of cash flows.

(h) Use of Estimates

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

(i) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $2,301,000, $3,851,000 and $3,083,000 in 1998, 1999 and 2000, respectively.

(j) Long-Lived Assets

Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value, less costs to sell.

(k) Stock-Based Compensation

The Company uses the intrinsic value method in accounting for its stock-based employee compensation plans.

(l) Pending Accounting Changes

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), Accounting for Derivative Instruments and Hedging Activities. FAS 133, as amended, is effective for all fiscal years beginning after June 15, 2000. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedged transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. NCI has elected to adopt FAS 133 effective November 1, 2000, and accordingly, NCI will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. NCI believes that such adoption will not have a material effect on its consolidated results of operations or financial position.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. In June 2000, the SEC issued Staff Accounting Bulletin No. 101B ("SAB 101B"), Amendment: Revenue Recognition in Financial Statements. SAB 101B delays the implementation date of SAB 101 to the fourth fiscal quarter for registrants with fiscal years that begin after December 15, 1999. The Company will adopt SAB 101 as required in the fourth fiscal quarter of 2001 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position.

(m) Business Segments

The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information in 1999. The Company has divided its operations into two reportable segments: engineered building systems and metal building components, based upon similarities in product lines, manufacturing processes, marketing and management of its businesses. Products of both segments are similar in basic

                                                                      [NCI LOGO]

2000
     ---------------------------------------------------------------------------


raw materials used and manufacturing. The engineered building systems segment includes the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of component products or services. The reporting segments follow the same accounting policies used for the Company's consolidated financial statements. Management evaluates a segments' performance based upon operating income. Intersegment sales are recorded based on prevailing market prices, and consist primarily of products and services provided to the engineered building systems segment by the metal building components segment, including painting and coating of hot rolled material. Information with respect to the segments is included in the three-year comparison labeled Supplementary Business Segment Information on page 35.

2. LONG-TERM DEBT

                                                                                   October 31,
                                                                            --------------------------
                                                                               1999            2000
                                                                            ----------      ----------
                                                                                  (in thousands)

     Five-year revolving credit line with banks bearing interest at a rate of 30-day LIBOR plus 1.375% (8.0% at October 31,
     2000), maturing on July 1, 2003 ..................................     $  124,800      $  145,000

     Five-year term loan payable to banks bearing interest at a rate of 90-day LIBOR plus 1.375% (8.0% at October 31, 2000)
     repayable beginning on October 31, 1998, in quarterly
     installments beginning with $7.5 million and gradually
     increasing to $12.5 million on the maturity date, July 1,
     2003 .............................................................        161,250         125,000

     364-day revolving credit facility with banks bearing
     interest at a rate of 30-day LIBOR plus 1.375% (8.1% at
     October 31, 2000) maturing on May 1, 2001 ........................         20,688          20,688

     Unsecured senior subordinated notes bearing interest at a
     rate of 9.25%, maturing on May 1, 2009 ...........................        125,000         125,000

     Note payable to employee bearing interest at 7%, maturing
     April 1, 2001, with an option to convert into common stock
     at $14.96 per share ..............................................          1,500           1,500

     Other ............................................................            121              66
                                                                            ----------      ----------
                                                                               433,359         417,254

     Current portion of long-term debt ................................        (36,297)        (42,806)
                                                                            ----------      ----------
                                                                            $  397,062      $  374,448
                                                                            ==========      ==========

Aggregate required principal reductions are as follows:

                            Year Ended October 31,
                            ----------------------
                                (in thousands)
                            ----------------------
     2001 ......................................     $   42,806
     2002 ......................................         46,260
     2003 ......................................        203,188
     2004 ......................................             --
     2005 and thereafter .......................        125,000
                                                     ----------
                                                     $  417,254
                                                     ==========

The Company has a senior credit facility from a syndicated group of banks, which consists of (i) a five-year revolving credit facility of up to $200 million, of which up to $20 million may be utilized in the form of commercial and standby letters of credit, (ii) a five-year term loan facility and (iii) a 364-day revolving credit facility which originally provided for up to $200 million. Loans and letters of credit under the five-year revolver will be available, and amounts repaid may be reborrowed at any time until July 2003, subject to the fulfillment of certain conditions precedent, including the absence of default under the facility. If the 364-day revolver is not repaid by the Company or extended by the lenders, the Company has the option to convert it to a three-year term note. The Company's obligations under the senior credit facility are secured by the pledge of all capital stock, partnership interests and other equity interests of the Company's domestic subsidiaries. All obligations are also guaranteed by each of the Company's domestic corporate subsidiaries and operating limited partnerships. The senior credit facility contains customary financial and restrictive covenants with amounts and ratios negotiated between the Company and the lender. The Company is required to make

[NCI LOGO]

                                                                            2000
------------------------------------------------------------------------


mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations.

On May 5, 1999, the Company completed its offering of $125 million of unsecured Senior Subordinated Notes due 2009 (the "Notes"). The net proceeds of the offering, approximately $121 million, were used to repay a portion of outstanding borrowings under the existing senior credit facility. The indenture governing the Notes provides for interest at 9.25%, and the Notes mature on May 1, 2009. The indenture governing the Notes also contains covenants restricting certain activities and transactions by the Company and its subsidiaries including dividends, repurchases of stock, incurrence of additional debt and liens, investments in non-wholly owned entities or ventures and acquisitions or mergers, unless certain financial tests and other requirements are met.

In 1999, as a result of the offering of the Notes, the Company reduced the maximum available borrowings under its 364-day revolver from $200 million to $40 million. During 1999, the restructuring of the existing senior credit facility resulted in the write-off of approximately $1.6 million ($1.0 million after tax) in deferred financing costs. At October 31, 1999 and 2000, the remaining unamortized balance in deferred financing costs relating to the senior credit facility and the Notes were $4,429,000 and $3,549,000, respectively.

At October 31, 2000, the fair value of the Company's long-term debt, based on current interest rates and quoted market prices, was $409.8 million, compared with the carrying amount of $417.3 million.

3. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Taxes on income from continuing operations consist of the following:

                                                    Year Ended October 31,
                                           ----------------------------------------
                                              1998           1999           2000
                                           ----------     ----------     ----------
                                                        (in thousands)
     Current:
        Federal ......................     $   15,371     $   27,534     $   32,224
        State ........................          1,202          2,532          3,763
                                           ----------     ----------     ----------
        Total current ................         16,573         30,066         35,987

     Deferred:
        Federal ......................          7,292          2,760          1,378
        State ........................            666            262            116
                                           ----------     ----------     ----------
        Total deferred ...............          7,958          3,022          1,494
                                           ----------     ----------     ----------

     Total provision .................     $   24,531     $   33,088     $   37,481
                                           ==========     ==========     ==========

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

                                                   Year Ended October 31,
                                           --------------------------------------
                                             1998           1999           2000
                                           --------       --------       --------
     Statutory federal income
        tax rate .....................         35.0%          35.0%          35.0%
     State income taxes ..............          2.1%           2.3%           2.8%
     Non-deductible
        goodwill amortization ........          2.7%           4.2%           3.6%
     Other ...........................         (0.1)%         (0.1)%          0.5%
                                           --------       --------       --------
     Effective tax rate ..............         39.7%          41.4%          41.9%
                                           ========       ========       ========

                                                                      [NCI LOGO]

2000
     ---------------------------------------------------------------------------


Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                              October 31,
                                                      --------------------------
                                                         1999            2000
                                                      ----------      ----------
                                                            (in thousands)
     Deferred tax assets
        Inventory ...............................     $    1,693      $    1,539
        Bad debt reserve ........................          1,328           1,416
        Accrued insurance reserves ..............          1,480           2,006
        Deferred compensation ...................          1,416             754
        Other reserves ..........................          1,026           1,364
                                                      ----------      ----------
     Total deferred tax assets ..................          6,943           7,079

     Deferred tax liabilities
        Depreciation and amortization ...........         21,098          22,174
        Other ...................................          2,939           3,493
                                                      ----------      ----------
     Total deferred tax liabilities .............         24,037          25,667
                                                      ----------      ----------
     Net deferred tax asset (liability) .........     $  (17,094)     $  (18,588)
                                                      ==========      ==========

4. OPERATING LEASE COMMITMENTS

Total rental expense incurred from operating non-cancelable leases for the years ended October 31, 1998, 1999 and 2000 was $5,527,000, $6,795,000 and $7,279,000,
respectively. Aggregate minimum required annual payments on long-term operating leases at October 31, 2000 were as follows:

                             Year Ended October 31,
                             ----------------------
                                 (in thousands)
      2001 .................................................     $  3,618
      2002 .................................................        3,031
      2003 .................................................          907
      2004 .................................................          480
      2005 .................................................          207
                                                                 --------
                                                                 $  8,243
                                                                 ========

5. SHAREHOLDERS' RIGHTS PLAN

In June 1998 the Board of Directors adopted a Shareholders' Rights Plan in which one preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one one-hundredth (1/100th) of a share of newly authorized Series A Junior Participating Preferred Stock at an exercise price of $62.50. Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 20% or more of the common shares. In the event that a person or group acquires 20% or more of the common shares, the Rights enable dilution of the acquiring person's or group's interest by providing for a 50% discount on the purchase of common shares by the non-controlling shareholders.

The company will generally be entitled to redeem the Rights at $0.005 per Right at any time before a person or group acquires 20% or more of the common shares. Rights will expire on June 24, 2008, unless earlier exercised, redeemed or exchanged.

6. PREFERRED, COMMON AND TREASURY STOCK

Preferred Stock

The Company has 1 million shares of authorized preferred stock, none of which was outstanding as of October 31, 2000.

Common Stock

The Company has 50 million shares of authorized common stock, of which 18,520,000 and 17,675,000 were outstanding at October 31, 1999 and 2000, respectively. In June 1998, the Company's Board of Directors approved a two-for-one split of the Common Stock effective for stockholders of record on July 8, 1998. Share and per share amounts have been restated to reflect the stock split.

Treasury Stock

On November 3, 1999, the Company's Board of Directors authorized the repurchase of 1.0 million shares of the Company's common

[NCI LOGO]

                                                                            2000
-------------------------------------------------------------------------


stock, and an additional 1.5 million shares on November 7, 2000. Subject to applicable federal securities law, such purchases occur at times and in amounts that the Company deems appropriate. No time limit was placed on the duration of the repurchase program. Shares repurchased are reserved for later re-issuance in connection with possible future acquisitions, the Company's stock option and 401(k) profit sharing plans. As of October 31, 2000, the Company had repurchased 1,219,508 shares of its common stock for $20.4 million since the inception of the repurchase program in November 1999.

Changes in treasury common stock were as follows:

                                              Number
                                             of Shares         Amount
                                             ----------      ----------

                                                  (in thousands)
Balance, October 31, 1999 ..............             --      $       --
  Purchases ............................          1,220          20,416
  Issued in exercise
     of stock options ..................            (88)         (1,442)
  Issued in 401(k) contributions .......           (239)         (3,918)
                                             ----------      ----------
Balance, October 31, 2000 ..............            893      $   15,056
                                             ==========      ==========

7. STOCK OPTION PLAN

The Board of Directors has approved a non-statutory employee stock option plan. This plan includes the future granting of stock options to purchase up to 4,100,000 shares as an incentive and reward for key management personnel. Options expire ten years from date of grant. Generally, the right to acquire the option shares is earned in 25% increments over the first four years of the option period. Stock option transactions during 1998, 1999 and 2000 are as follows (in thousands, except per share amounts):

                                         Number      Weighted Avg.
                                       of Shares     Exercise Price
                                      ----------     --------------
Balance October 31, 1997 ........          1,709      $     8.94
  Granted .......................            517           23.65
  Cancelled .....................            (22)         (14.56)
  Exercised .....................           (313)          (7.98)
                                      ----------      ----------
Balance October 31, 1998 ........          1,891           13.06
  Granted .......................            118           22.72
  Cancelled .....................            (37)         (13.27)
  Exercised .....................           (271)          (3.57)
                                      ----------      ----------
Balance October 31, 1999 ........          1,701           15.23
  Granted .......................            503           15.88
  Cancelled .....................           (217)         (19.00)
  Exercised .....................           (103)          (7.02)
                                      ----------      ----------
Balance October 31, 2000 ........          1,884      $    15.42
                                      ==========      ==========

Options exercisable at October 31, 1998, 1999 and 2000 were 910,000, 929,000, and 1,423,000, respectively. The weighted average exercise prices for options exercisable at October 31, 1998, 1999 and 2000 were $6.67, $11.11 and $13.73, respectively. Exercise prices for options outstanding at October 31, 2000 range from $2.83 to $28.13. The weighted average remaining contractual life of options outstanding at October 31, 2000 is 6.5 years. The following summarizes additional information concerning outstanding options as of October 31, 2000:

Options Outstanding

        Range of            Number of    Weighted Average     Exercise
     Exercise Prices         Options      Remaining Life       Price
   -------------------    ------------   ----------------   ------------
      $ 2.83 - 11.50           452,000        3.1 years     $       6.48
      $12.00 - 15.75           791,000        7.4 years     $      14.80
      $16.38 - 28.13           641,000        7.7 years     $      22.49
                          ------------
                             1,884,000
                          ============

Options Exercisable

        Range of            Number      Weighted Average
     Exercise Prices      of Options     Exercise Price
     ---------------     ------------   ----------------
      $ 2.83 - 11.50          452,000     $       6.48
      $12.00 - 15.75          665,000     $      14.71
      $16.38 - 28.13          306,000     $      22.31
                         ------------
                            1,423,000
                         ============

In accordance with the terms of APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant,

                                                                      [NCI LOGO]

2000
     ---------------------------------------------------------------------------


the Company records no compensation expense for its stock option awards. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these awards. The weighted average grant-date fair value of options granted during 1998, 1999 and 2000 was $12.07, $12.83 and $9.49, respectively. These values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: no expected dividend, expected volatility of 38.4% for 1998 and 1999, and 50.0% for 2000, risk free interest rates ranging from 4.6% to 5.9% for 1998, 4.4% to 6.2% for 1999, and 6.2% to 6.84% for 2000, and expected lives of 7 years. Had compensation expense been recorded based on these values, the Company's income and earnings per share would have been as follows (in thousands, except per share data):

                                                    Year Ended October 31,
                                           ----------------------------------------
                                              1998           1999           2000
                                           ----------     ----------     ----------
          Proforma income before
             extraordinary loss ......     $   35,887     $   44,911     $   50,449
          Proforma income
             per share before
             extraordinary loss:
                Basic ................     $     2.08     $     2.44     $     2.82
                Diluted ..............     $     1.98     $     2.35     $     2.76

Because options vest over several years and additional option grants are expected, the effects of these calculations are not likely to be representative of similar future calculations.

8. NET INCOME PER SHARE

Basic and diluted net income per share computations are as follows:

                                                 Year Ended October 31,
                                        -----------------------------------------
                                           1998           1999            2000
                                        ----------     ----------      ----------
                                          (in thousands, except per share data)
Income before
  extraordinary item ..............     $   37,318     $   46,874      $   51,939
  Add: Interest, net of
     tax, on convertible
     debenture assumed
     converted ....................             66             66              66
                                        ----------     ----------      ----------
Adjusted income before
  extraordinary loss ..............         37,384         46,940          52,005
  Extraordinary loss on debt
  refinancing, net of tax .........             --         (1,001)             --
                                        ----------     ----------      ----------
Adjusted net income ...............     $   37,384     $   45,939      $   52,005
                                        ==========     ==========      ==========

Weighted average common
  shares outstanding ..............         17,212         18,378          17,904
  Add: Common
     stock equivalents:
     Stock options ................            880            622             282
     Convertible debenture ........            100            100             100
                                        ----------     ----------      ----------
Weighted average common
  shares outstanding,
  assuming dilution ...............         18,192         19,100          18,286
                                        ==========     ==========      ==========

Income per common and
  common equivalent share:
Basic:
  Income before
     extraordinary loss ...........     $     2.17     $     2.55      $     2.90
  Extraordinary loss ..............             --          (0.05)             --
                                        ----------     ----------      ----------
  Net income ......................     $     2.17     $     2.50      $     2.90
                                        ==========     ==========      ==========
Diluted:
  Income before
     extraordinary loss ...........     $     2.05     $     2.46      $     2.84
  Extraordinary loss ..............             --          (0.05)             --
                                        ----------     ----------      ----------
  Net income ......................     $     2.05     $     2.41      $     2.84
                                        ==========     ==========      ==========

[NCI LOGO]

                                                                            2000
-------------------------------------------------------------------------


9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan (the "Savings Plan") which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant's salary. No other contributions may be made to the Savings Plan. Contributions expense for the years ended October 31, 1998, 1999 and 2000 were $2,575,000, $4,144,000 and
$3,677,000, respectively for contributions to the Savings Plan.

10. ACQUISITIONS

On March 31, 2000, the Company acquired its partner's 50% share of DOUBLECOTE, L.L.C., a metal coil coating business that it developed and previously owned jointly with Consolidated Systems, Inc., a privately held company. The transaction was valued at approximately $24.4 million, and was accounted for using the purchase method. The excess of cost over the fair value of the acquired assets was approximately $10 million.

On May 4, 1998, the Company acquired Metal Building Components, Inc. ("MBCI") through the purchase of all of the outstanding capital stock of Amatek Holdings, Inc. from BTR Australia Limited, a wholly owned subsidiary of BTR plc, for a purchase price of $589 million, including cash of $550 million (plus transaction costs) and 1.4 million shares of the Company's common stock valued at $32.2 million. MBCI designs, manufactures, sells and distributes metal components for commercial, industrial, architectural, agricultural and residential construction uses. MBCI also processes its own hot roll coil metal for use in component manufacturing, as well as processing hot roll coil metal and toll coating light gauge metal for use by other parties in the construction of metal building components and numerous other products. The funds for this acquisition were provided from the proceeds of a $600 million bank credit facility under which the Company initially borrowed $540 million. The acquisition was accounted for using the purchase method of accounting. The excess of cost over the fair value of the acquired assets was approximately $389 million. The consolidated results of operations for 1998 include MBCI since the date of acquisition.

                                                                      [NCI LOGO]

2000
     ---------------------------------------------------------------------------


                         REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. as of October 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at October 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                /s/ ERNST & YOUNG LLP

Houston, Texas
December 4, 2000

                   SUPPLEMENTARY BUSINESS SEGMENT INFORMATION
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)

                                                            1998           %          1999           %          2000           %
                                                        ------------     ----     ------------     ----     ------------     ----
Sales to outside customers:
    Engineered building systems ....................    $    277,347       41     $    310,324       33     $    333,087       33
    Metal building components ......................         397,984       59          626,226       67          685,237       67
    Intersegment sales .............................          25,094        4           59,692        6           47,107        5
    Corporate/eliminations .........................         (25,094)      (4)         (59,692)      (6)         (47,107)      (5)
                                                        ------------     ----     ------------     ----     ------------     ----
        Total net sales(1) .........................    $    675,331      100     $    936,550      100     $  1,018,324      100
                                                        ============     ====     ============     ====     ============     ====

Operating income:
    Engineered building systems ....................    $     29,576       11     $     37,509       12     $     37,549       11
    Metal building components ......................          51,497       13           72,441       12           87,838       13
    Corporate/eliminations .........................          (1,764)      --              582       --              430       --
                                                        ------------     ----     ------------     ----     ------------     ----
        Total operating income .....................    $     79,309       12     $    110,532       12     $    125,817       12
                                                        ============     ====     ============     ====     ============     ====

Joint venture income:
    Engineered building systems ....................    $          8        1     $        150        9     $        575      140
    Metal building components ......................             729       99            1,525       91             (165)     (40)
    Corporate/eliminations .........................              --       --               --       --               --       --
                                                        ------------     ----     ------------     ----     ------------     ----
        Total joint venture income .................    $        737      100     $      1,675      100     $        410      100
                                                        ============     ====     ============     ====     ============     ====

Investment in joint ventures:
    Engineered building systems ....................    $         28       --     $        178        1     $        303        3
    Metal building components ......................          25,937      100           30,301       99            9,065       97
    Corporate/eliminations .........................              --       --               --       --               --       --
                                                        ------------     ----     ------------     ----     ------------     ----
        Total investment in joint ventures .........    $     25,965                   $30,479      100     $      9,368      100
                                                        ============     ====     ============     ====     ============     ====

Property, plant and equipment:
    Engineered building systems ....................    $     33,244       19     $     35,931       18     $     42,002       18
    Metal building components ......................         142,637       79          153,156       77          173,837       75
    Corporate/eliminations .........................           3,619        2            8,768        5           15,203        7
                                                        ------------     ----     ------------     ----     ------------     ----
        Total property, plant and equipment, net ...    $    179,500      100     $    197,855      100     $    231,042      100
                                                        ============     ====     ============     ====     ============     ====

Depreciation and amortization:
    Engineered building systems ....................    $      5,958       33     $      6,893       24     $      7,894       24
    Metal building components ......................          10,346       58           17,590       62           23,080       69
    Corporate/eliminations .........................           1,514        9            4,059       14            2,513        7
                                                        ------------     ----     ------------     ----     ------------     ----
        Total depreciation and amortization ........    $     17,818      100     $     28,542      100     $     33,487      100
                                                        ============     ====     ============     ====     ============     ====

Capital expenditures:
    Engineered building systems ....................    $      7,297       35     $     10,067       31     $     12,813       44
    Metal building components ......................          13,233       64           17,769       53            9,217       32
    Corporate/eliminations .........................             304        1            5,426       16            6,855       24
                                                        ------------     ----     ------------     ----     ------------     ----
        Total capital expenditures .................    $     20,834      100     $     33,262      100     $     28,885      100
                                                        ============     ====     ============     ====     ============     ====

Total assets:
    Engineered building systems ....................    $     86,342       10     $     88,673       10     $     97,130       11
    Metal building components ......................         352,407       43          364,533       43          403,415       46
    Corporate/eliminations .........................         384,788       47          402,277       47          379,375       43
                                                        ------------     ----     ------------     ----     ------------     ----
        Total assets ...............................    $    823,537      100     $    855,483      100     $    879,920      100
                                                        ============     ====     ============     ====     ============     ====

(1) The company is not dependent on any one significant customer or group of customers. Substantially all of the Company's sales are made within the United States.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

                                              Year Ended October 31,
                                      --------------------------------------
                                        1998           1999           2000
                                      --------       --------       --------
Sales ...........................        100.0%         100.0%         100.0%
Cost of sales ...................         73.7           74.2           73.6
  Gross profit ..................         26.3           25.8           26.4
Operating expenses ..............         14.2           14.0           14.0
Nonrecurring acquisition
  expense .......................          0.3             --             --
                                      --------       --------       --------
  Income from operations ........         11.8           11.8           12.4
Interest expense ................          3.1            3.8            3.8
Other income, net ...............         (0.5)          (0.5)          (0.2)
                                      --------       --------       --------
  Income before income taxes ....          9.2            8.5            8.8
Provision for income taxes ......          3.6            3.5            3.7
                                      --------       --------       --------
  Income before extraordinary
  loss ..........................          5.6            5.0            5.1
Extraordinary loss on debt
  refinancing, net of tax .......           --           (0.1)            --
Net income ......................          5.6%           4.9%           5.1%
                                      ========       ========       ========

SUPPLEMENTARY BUSINESS SEGMENT INFORMATION

The Company's various product lines have been aggregated into two business segments: metal building components and engineered building systems. These aggregations are based on the similar nature of the products, distribution of products, and management and reporting for those products within the Company. Both segments operate primarily in the nonresidential construction market. Sales and earnings are influenced by general economic conditions, the level of nonresidential construction activity, roof repair and retrofit demand and the availability and terms of financing available for construction.

Products of both business segments are similar in basic raw materials used and manufacturing. Engineered building systems include the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of component products or services. The Company believes it has one of the broadest product offerings of metal building products in the industry.

Intersegment sales consist primarily of products and services provided to the engineered buildings segment by the component segment, including painting and coating of hot rolled material. This provides better customer service, shorter delivery time and minimizes transportation costs to the customer.

RESULTS OF OPERATIONS FOR FISCAL 2000 COMPARED TO 1999

Consolidated sales for fiscal 2000 exceeded $1 billion for the first time and totaled $1.02 billion which represents an increase of 9% as compared to fiscal 1999 sales of $936.6 million. The fiscal 2000 growth is attributable to increased market penetration, new sales related to the new long bay building systems in the engineered buildings segment, additional revenues in the metal building components segment related to the acquisition of DOUBLECOTE and the related consolidation of its results for the last seven months of fiscal 2000. Intersegment sales of $47.1 million represent product and services provided by the metal building components segment, principally coating and painting services to the engineered buildings segment in fiscal 2000.

Engineered Building Systems sales increased approximately 7% in fiscal 2000 as compared to fiscal 1999. This increase resulted from increased market penetration due to growth in the builder customer base and wider geographical distribution, as well as the introduction of our new long bay building systems. Operating income for fiscal 2000 remained consistent with fiscal 1999 and represented 11% of sales in fiscal 2000 and 12% in fiscal 1999. The slight deterioration in operating income margins is due primarily to the building systems absorption of non-capitalizable costs associated with the consolidation and relocation of our corporate headquarters, post-implementation costs associated with

                                                                            2000
-------------------------------------------------------------------------


the management information systems, and an increase in employee related costs related to the increase in sales.

Metal Building Components sales increased in fiscal 2000 by 9% compared to fiscal 1999. The majority of this increase resulted from the DOUBLECOTE acquisition and the inclusion of DOUBLECOTE's sales for the last seven months of 2000. Operating income of this segment increased by $15.4 million or 21% in fiscal 2000 compared to fiscal 1999 and represented 13% of sales in fiscal 2000 and 12% in fiscal 1999. The improvement in operating income margin resulted from consolidation of sales and various other functions of the DOUBLECOTE facility with existing resources, additional improvement in purchasing power, and better utilization of manufacturing facilities.

Consolidated operating expenses increased $11.8 million, or 9%, in fiscal 2000 as compared to fiscal 1999 which was generally in line with the 9% increase in sales. As a percent of sales, operating expenses were 14% in fiscal 1999 and 2000.

Joint venture income decreased $1.3 million to $0.4 million in fiscal 2000 as compared to fiscal 1999 due primarily to the purchase of our partner's 50% ownership of DOUBLECOTE, a coil paint line whose results are included in the Company's consolidated results of operations for the last seven months of fiscal 2000.

RESULTS OF OPERATIONS FOR FISCAL 1999 COMPARED TO 1998

Consolidated sales for fiscal 1999 increased by 39% as compared to fiscal 1998. Most of this increase resulted from the inclusion of MBCI (acquired in May 1998) for the full year in 1999 compared to only six months in 1998. On a pro forma basis, the increase in sales would have been approximately 8%.

Engineered Building Systems sales increased by 12% in 1999 compared to 1998 due to increased market penetration, increased geographic coverage through utilization of component plants and increased product offerings available to engineered building systems' customers after the MBCI acquisition. Operating income in 1999 increased by 27% over 1998 which represented 12% of sales compared to 11% of sales for 1998. Operating income increased at a faster rate than sales volume growth as a result of synergies of the MBCI acquisition including purchase pricing and efficiencies, vertical integration of painting and coating, lower distribution costs from broader geographical locations, improved manufacturing utilization, and product procurement from the metal component segment.

Metal Building Components sales increased 57% in 1999 compared to 1998 primarily from the inclusion of the MBCI acquisition for the full year in 1999. On a pro forma basis, the sales increase would have been approximately 7% for the year. Top line sales growth has been reduced by sales which became intersegment sales after the combination of MBCI with the Company. Since 90% of coating and painting requirements of the Company are performed internally, external sales opportunities may be lost during peak periods. In addition, the external sales which are diverted to one of the Company's joint ventures may result in a reduction of sales growth. Although sales increased by 57%, operating income increased by only 41% in the current year, representing 12% of sales in 1999 compared to 13% in 1998. A more competitive pricing environment in 1999 and new competition in some market areas accounted for the decline in margin performance.

Consolidated operating expenses consisting of engineering and drafting, selling and administrative costs, increased by $35 million, or 36%, in 1999 compared to 1998 which was slightly less than the 39% increase in consolidated sales. As a percent of sales, operating expenses were 14% in 1999 compared to 14.2% in 1998. The improvement resulted primarily from the leveraging of fixed costs over the higher sales volume.

Interest expense for 1999 was $35.4 million compared to $20.8 million in 1998. In May 1998, the Company borrowed approximately $540 million in bank debt to finance the acquisition of MBCI. During the last six months of 1998 and in 1999, the Company reduced its total indebtedness to $433 million. The reduction in debt coupled with lower interest costs (as leverage decreased)

                                                                      [NCI LOGO]

2000
     ---------------------------------------------------------------------------


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

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2000, the Company had working capital of $65.7 million compared to $60.6 million at the end of fiscal 1999. Better inventory management and strict credit policies allowed the Company to finance its growth without a significant increase in net working capital. During fiscal 2000, the Company generated $89.4 million in cash flow from operations before changes in working capital components. This was approximately 12% higher than the $79.8 million generated in fiscal 1999. This cash flow was used primarily to fund capital additions of $28.9 million, purchase treasury stock of $20.4 million, acquire DOUBLECOTE for $24.4 million, and reduce debt by $16.1 million during fiscal 2000.

In May 1999, the Company completed its offering of $125 million of senior subordinated notes which mature on May 1, 2009. The notes have an interest rate of 9.25%. The net proceeds of approximately $121 million were used to repay bank indebtedness. As a result of the offering, the Company reduced the maximum available borrowings under its existing 364-day senior revolving credit facility from $200 million to $40 million.

After the above refinancing, the Company has a $40 million 364-day senior revolving credit facility which matures on May 1, 2001. At October 31, 2000, the Company had $20.7 million outstanding under this facility. If this revolver is not further extended by the lenders, the Company has the option to convert it to a term note that would mature on July 1, 2003. The Company has a $200 million five year senior revolving credit facility which matures on July 1, 2003 and had $145.0 million outstanding at October 31, 2000. Borrowings under both revolvers may be prepaid and the voluntary reduction of the unutilized portion may be made at anytime in certain agreed minimum amounts, without premium or penalty but subject to LIBOR breakage fees. The Company also has a $200 million senior term loan facility which matures on July 1, 2003.

Borrowings under the term loan are payable in successive quarterly installments, which began on October 31, 1998, with $7.5 million and gradually increase to $12.5 million on the maturity date. Repayments on the term facility may not be reborrowed by the Company. The balance on the term facility was $125.0 million at October 31, 2000. The Company is required to make mandatory prepayments on the senior credit facilities upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations. At October 31, 2000, the Company had approximately $74.3 million in borrowing capacity under its senior credit facilities.

During the year, the Company spent $28.9 million in capital additions for plant expansions, development of new management information systems and a new corporate headquarters building. The Company plans to spend approximately $15.3 million on capital projects in fiscal 2001. Delays or cancellation of planned projects or changes in the economic outlook could increase or decrease capital spending from the amounts currently anticipated.

Inflation has not significantly affected the Company's financial position or operations. Metal components and engineered building systems are affected more by the availability of funds for construction than interest rates. No assurance can be given that inflation or interest rates will not fluctuate significantly, either or both of which could have an adverse effect on the Company's operations.

[NCI LOGO]

                                                                            2000
-------------------------------------------------------------------------


Liquidity in future periods will be dependent on internally generated cash flows and the ability to obtain adequate financing for capital expenditures and expansion when needed, and the amount of increased working capital necessary to support expected growth. Based on current capitalization, it is expected that future cash flows from operations and the availability of alternative sources of external financing should be sufficient to provide adequate liquidity for the foreseeable future.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposure related to changes in interest rates on its senior credit facility, which includes revolving credit notes and term notes. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under its senior credit facility, the Company may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months. At October 31, 2000, the Company had $291 million outstanding under its senior credit facility. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $3 million on an annual basis. The Company's objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared to fixed-rate borrowings.

                                                                      [NCI LOGO]

                         QUARTERLY FINANCIAL INFORMATION
                           NCI BUILDING SYSTEMS, INC.
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

FISCAL YEAR 1999

                                                           First Quarter    Second Quarter   Third Quarter     Fourth Quarter
                                                           -------------    --------------   -------------     --------------
Sales .................................................     $    214,347     $    217,365     $    243,770      $    261,068
Gross profit ..........................................           54,277           54,384           63,450            69,530
Income before taxes ...................................           13,146           15,373           22,461            28,982
Income before extraordinary loss ......................            7,425            8,948           13,495            17,006
Extraordinary loss on debt refinancing, net of tax ....               --               --           (1,001)               --
                                                            ------------     ------------     ------------      ------------
Net Income ............................................     $      7,425     $      8,948     $     12,494      $     17,006
                                                            ============     ============     ============      ============
Net income per common and common equivalent share(1)
    Basic: ............................................     $       0.41     $       0.49     $       0.73      $       0.92
        Extraordinary loss ............................               --               --            (0.05)               --
                                                            ------------     ------------     ------------      ------------
        Net income ....................................     $       0.41     $       0.49     $       0.68      $       0.92
    Diluted: ..........................................             0.39             0.47             0.71              0.89
        Extraordinary loss ............................               --               --            (0.05)               --
                                                            ------------     ------------     ------------      ------------
        Net income ....................................     $       0.39     $       0.47     $       0.66      $       0.89
                                                            ============     ============     ============      ============

FISCAL YEAR 2000

                                                           First Quarter    Second Quarter   Third Quarter    Fourth Quarter
                                                           -------------    --------------   -------------    --------------
Sales .................................................     $    232,052     $    232,766     $    272,749     $    280,757
Gross profit ..........................................           59,396           61,410           72,479           75,484
Income before income taxes ............................           15,865           17,525           25,249           30,781
                                                            ------------     ------------     ------------     ------------
Net income ............................................     $      8,998     $     10,071     $     14,901     $     17,969
                                                            ============     ============     ============     ============

Net income per common and common equivalent share(1)
    Basic: ............................................     $       0.49     $       0.56     $       0.84     $       1.02
                                                            ------------     ------------     ------------     ------------
Net income per common and common equivalent share
    Diluted: ..........................................     $       0.48     $       0.55     $       0.82     $       1.00
                                                            ============     ============     ============     ============

(1) The sum of the quarterly income per share amounts do not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

PRICE RANGE OF COMMON STOCK

The Company's common stock is listed on the NYSE under the symbol "NCS." The following table sets forth the quarterly high and low closing sale prices of the Company's common stock, as reported by the NYSE for the prior two years. The prices quoted represent prices between dealers in securities, without adjustments for mark-ups, markdowns, or commissions, and do not necessarily reflect actual transactions.

FISCAL YEAR 1999                      High            Low
----------------                   ----------     ----------
January 31 ...................     $    28.38     $    21.25
April 30 .....................     $    26.25     $    20.75
July 31 ......................     $    25.25     $    18.56
October 31 ...................     $    19.94     $    15.81

FISCAL YEAR 2000                      High            Low
----------------                   ----------     ----------
January 31 ...................     $    18.50     $    14.50
April 30 .....................     $    20.00     $    14.50
July 31 ......................     $    21.13     $    16.75
October 31 ...................     $    18.63     $    13.19

               CORPORATE DIRECTORY, BOARD OF DIRECTORS & OFFICERS
                           NCI BUILDING SYSTEMS, INC.


                     OFFICERS                       SENIOR     CORPORATE HEADQUARTERS
                                                EXECUTIVES     NCI BUILDING SYSTEMS
                    A.R. GINN                                  10943 N. Sam Houston Pkwy W.
        Chairman of the Board                   TOM BISHOP     Houston, Texas  77064
                                            DBCI President     281.897.7788
               JOHNIE SCHULTE
                    President                   JERRY BOEN     COMMON STOCK TRANSFER AGENT & REGISTRAR
                                              VP Marketing     COMPUTERSHARE INVESTOR SERVICES
            KENNETH W. MADDOX                                  2 North LaSalle Avenue
    Executive Vice President,              WAYNE DICKINSON     Chicago, Illinois  60602
               Administration            MBCI Executive VP
                                                               LEGAL COUNSEL
            ROBERT J. MEDLOCK                 MARK DOBBINS     GARDERE WYNNE SEWELL LLP
     Executive Vice President           MBCI Operations VP
      Chief Financial Officer                                  AUDITORS
                    Treasurer                 GREG ENGLISH     ERNST & YOUNG LLP
                                             VP Controller
          DONNIE R. HUMPHRIES                                  FORM 10-K
          Human Resources VP,                   LEN GEORGE     The Company's Annual Report on Form 10-K Report
                    Secretary              MESCO President     for the year ended October 31, 2000, as filed with the
                                                               Securities and Exchange Commission, is available without
                    DIRECTORS                   KELLY GINN     charge upon request to Robert J. Medlock at the address
                                            MBCI President     of the Corporate Offices. The Company's common stock
                    A.R. GINN                                  is traded on the New York Stock Exchange (NYSE) under
        Chairman of the Board                   DICK KLEIN     the trading symbol NCS.
                                         COATERS President
               JOHNIE SCHULTE                                  ANNUAL MEETING
                    President                FRED KOETTING     The Annual Meeting of Shareholders of NCI Building
                                           NCILP President     Systems will be held at 10:00 a.m. (CST) on Thursday,
 WILLIAM D. BREEDLOVE(*) (**)                                  March 1, 2001, at the Johnie Schulte Conference Center
                Vice Chairman                  ROGER LOCKE     in Houston, Texas. Shareholders of record as of January 2,
Hoak Breedlove Wesneski & Co.    Chief Information Officer     2001 will be entitled to vote at this time.

           SHELDON ERIKSON(1)                   TODD MOORE
         Chairman,President &           VP,General Counsel
   Chief Executive Officer of
   Cooper Cameron Corporation                    AL RICHEY
                                        NCILP Executive VP
           GARY L. FORBES(**)
              Vice President,                   MIKE YOUNG
           Equus Incorporated                A&S President

        ROBERT N. MCDONALD(*)
             Private Investor

         W. BERNARD PIEPER(1)                                                                     [NCI BUILDING SYSTEMS LOGO]
             Private Investor

     DANIEL D. ZABCIK(*) (**)
             Private Investor



(*) Compensation Committee   (**) Audit Committee   (1) Elected to the Board December 20, 2000