Form 10-K405, Exhibit 13
period 2001-10-31
NCI BUILDING SYSTEMS INC
filed 2002-01-29
CIK 883902

                                                                      EXHIBIT 13

                           [NCI BUILDING SYSTEMS LOGO]
                                  [NCI PICTURE]
                               2001 ANNUAL REPORT

       COATERS            BUILDINGS        SPECIALTY            COMPONENTS

     METAL PREP           METALLIC            SSI                  MBCI

    METAL COATERS
OF CALIFORNIA, INC.          A&S             DBCI                   ABC

    METAL COATERS                                                 MIDLAND
     OF GEORGIA             MESCO             IPS                 METALS


     DOUBLECOTE           MID-WEST          CLASSIC


                        ALL-AMERICAN

SELECTED FINANCIAL DATA

                                                                 YEAR ENDED OCTOBER 31
                       1992        1993       1994       1995      1996       1997      1998(2)     1999        2000       2001
                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ----------  --------
Sales                $  79,008  $ 134,506  $ 167,767  $ 234,215  $ 332,880  $ 407,751  $ 675,331  $ 936,550  $1,018,324  $954,877

Net Income               3,611      6,333     10,256     17,032      4,814     27,887     37,318(3)  44,577(4)   44,407    16,535(3)

Net Income
Per Share
(Diluted)(5)               .34        .48        .77       1.26       1.51       1.64       2.05       2.34(4)     2.43       .91(3)

Working
Capital                  4,835     15,511     16,885     31,687     51,958     76,746     58,393     59,254      56,913    49,461

Total Assets            34,187     46,733     63,373     83,082    158,326    196,332    823,537    856,367     868,921   838,812

Long
Term Debt
Noncurrent
Portion                  2,185      1,899        326        278      1,730      1,679    444,477    397,062     374,448   321,250

Shareholders'
Equity                  21,232     28,655     39,682     57,682    116,175    147,815    223,612    275,994     305,280   330,343

Avg. Common
Shares(5)               10,864     13,156     13,390     13,530     16,455     17,085     18,192     19,100      18,286    18,265
(Assuming Dilution)

(1)  All numbers in thousands except net income per share.

(2)  1998 data includes the effects of the acquisition of MBCI in May 1998.

(3) Includes restructuring charges of $2.1 million in 1998 ($1.3 million after tax); and $2.8 million in 2001 ($1.8 million after tax).

(4) Includes an extraordinary loss on debt refinancing, net of tax, of $1.0 million or $0.05 per share.

(5) Share and per share data adjusted for effect of 3/2 stock split in October 1993 and 2/1 stock split in July 1998.

BUSINESS DESCRIPTION

"A DECADE OF SUCCESS"

NCI Building Systems is one of the largest integrated manufacturers and marketers of metal building components and engineered metal building systems in North America. NCI offers one of the most extensive metal product lines in the building industry, under well-recognized brand names.

Through internal growth and strategic acquisitions, the company has compiled a record of revenue and earnings growth well above the industry average. NCI is a leader in each of its key markets.

Today, NCI is:

o The largest producer and distributor of metal components for building construction.

o    One of the largest producers of engineered metal building systems.

o    The largest supplier of metal roofs in a multi-billion roofing industry.

o    A leading provider of metal coating and painting services.

o    An industry leader in growth, profitability and innovation.

o    A low-cost supplier.

The Company is benefiting from a larger customer base, broader product lines, expanded geographic distribution, and increased manufacturing capacity. NCI'S long term targets are 10% annual revenue growth, 15% earnings growth and 30% return on operating assets based on its sound growth strategy and assuming a relatively stable economic environment.

NCI continues to SUCCESSFULLY be on track for a Decade of Success!

                          [NCI BUILDING SYSTEMS LOGO]

PROFILE

NCI is a manufacturer and marketer of engineered metal building systems, metal roof and wall components, and doors for the self-storage industry. The Company adds value to the building process by designing structures to user specifications, then manufacturing the appropriate parts for its customers. Components are sold to many of the same markets and are also used in retro-fit and re-roof applications. NCI's products are directed at the non-residential market, primarily industrial and low-rise commercial applications. NCI aggressively markets its products nationwide through several channels under the following trade names:

A&S Building Systems

ABC

All-American Systems

Classic Steel Frame Homes

DBCI

DOUBLECOTE

IPS

MBCI

Mesco Metal Buildings

Metal Coaters of California

Metal Coaters of Georgia

Metal Prep

Metallic Building Company

Midland Metals

Mid-West Steel Building Company

Steel Systems

                                   [PICTURES]

SHAREHOLDER LETTER


                                                            SHAREHOLDER LETTER 1

FELLOW SHAREHOLDERS:

     The Selected Financial Data table on the inside front cover highlights the impact the economic recession, which began during our fiscal 2001 year, had on NCI and the metal building products industry. In brief, the weakness in overall demand prevented us from realizing our objective of extending a nine-year record of growth in revenues and earnings. Although the year did not develop as we had expected, NCI's 6% decline in revenue for the year contrasts with an estimated 22% decline for the industry as a whole. One of our fundamental strengths is a management team that has experienced other cyclical pauses in the long-term growth of this business. No one enjoys coping with difficult times, but these are the periods that really affirm the soundness of a company's basic operating strategy and provide opportunities for financially strong companies to gain meaningful market share. NCI's low-cost operating structure and our consistent focus on delivering value to customers are proving to be significant assets in gaining new accounts. These new customers were the critical factor that enabled us to outperform the industry and will contribute importantly to our progress in future years.

     Those familiar with NCI know that growth and expansion are an integral part of our culture. We also have tried to maintain a lean organization that can adapt quickly to shifts in demand and is willing to embrace change as a positive driver for corporate success. A summary of the accomplishments of the NCI team during fiscal 2001 includes the following:

o    We operated profitably, albeit at a reduced level, during each quarter.

o    We generated $81.7 million in operating cash flow.

o We reduced debt by $49.8 million to the lowest level in more than three years.

o We undertook a consolidation of five plants that is expected to reduce operating expenses by approximately $5 million annually.

o We streamlined the flow of orders into our coil painting operations through the sale of our interest in a competitive joint venture.

o We acquired Midland Metals that expanded the geographic reach of our metal component business into the upper Midwest and underscored our interest in additional strategic acquisitions.

     We also took steps to address flaws in a new management information system, which we discovered in the second fiscal quarter was impacting certain inventories and related liabilities. Although this development did not have any material impact on our underlying business strength, it did require us to restate results for historical periods. We have thorough procedures in place to prevent any recurrence of this situation. In all, we believe that during fiscal 2001 we meaningfully strengthened NCI and the competitive positions that we have in the markets for both components and metal building systems. We are now focused on the restructuring plan that was implemented, and believe it will accelerate our recovery in margins and resumption of our long-term record of growth.

                                    [PICTURE]

The series of photographs in the Company Review section shows the production and erection of NCI's Long Bay System (LBS) for an office warehouse complex in Houston, Texas. Beginning at the top, the LBS parts are welded together at our plant in Monterrey, Mexico then carried in groups of five to the Dip Tank.



2 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

PLANT CONSOLIDATION PROVIDES MORE EFFICIENT OPERATING BASE

     The restructuring plan that will be completed by the end of the first quarter of fiscal 2002 has meant closing five of our manufacturing facilities to increase efficiency, raise productivity and lower operating expenses. This has not involved any downsizing of our marketing activities at all. NCI will still provide excellent service to customers throughout the country. The downturn in demand during fiscal 2001 certainly served as a catalyst for these closings, but we are continually evaluating the market coverage of our manufacturing facilities and making adjustments to take advantage of market changes, productivity gains and acquisitions. It is important to note that our sales increased more than fourfold during the 1995-2000 period through both internal gains and successful acquisitions, the most significant of which was the purchase of Metal Building Components, Inc. (MBCI). Part of the rationale for this restructuring plan was simply the timely opportunity to realize additional synergies related to the MBCI acquisition that we had already identified.

     Over the past five years through fiscal 2001, we invested approximately $110 million in new facilities, equipment and other capital assets. A substantial portion of this spending was allocated to raise production throughput and, as present market conditions have allowed, enable NCI to consolidate plants and still support an increasing volume of sales. The plant closings will enable us to better utilize the rest of our facilities. In addition, we have the ability to use some of the equipment from the closed facilities to expand into new areas where NCI can increase its market penetration.

MARKETING PROGRAM SHOWS CONTINUED SUCCESS

     An important element in our corporate strategy is to continue capitalizing on the crossmarketing opportunities that we have through our systems and components business units. We also are benefiting from our entrance two years ago into the market for long-bay buildings and the advantage that provides in approaching national builders who serve major retailers and other large-scale developers. As in any industry, the most attractive prospective customers typically have existing supply relationships, and the process of gaining their business is almost inevitably a gradual one. During fiscal 2001 we surpassed our target for adding new builder accounts and were also successful in adding new accounts for our component and coil painting operations. The incremental volume from these customers aided our year-to-year comparisons, and we are optimistic that NCI's role as a supplier to them will continue to grow.

     The basic competitive position for metal construction products remains very positive, and we are optimistic that overall demand will strengthen as fiscal 2002 unfolds. Our marketing program for the coming year includes gaining further benefit from the structural plant that was opened during fiscal 2000 in Houston. One of the logical drivers for the MBCI acquisition was to establish us in the component area that historically has benefited from the rise in remodeling and renovation during slow times in new construction. Our metal construction products offer inherent advantages over conventional building products and give us access to the markets not only for new commercial and

        [PICTURE]

LBS dipped and shipped.


       [BAR GRAPH]

      10-YEAR SALES
  YEAR ENDED OCTOBER 31
      (IN MILLIONS)


                                                           SHAREHOLDER LETTER 3
residential construction but also for remodeling and refurbishing projects. We are continually striving to deliver consistently high customer satisfaction and are also seeking to develop new products, such as the "pier and header "technique for constructing self-storage warehouses, that enhance the value of NCI to its customers.

POSITIVE CASH FLOW

     Aided by efficient management of our working capital, we generated $81.7 million in cash from operations for fiscal 2001. We were able to fund necessary capital projects and still reduce our long-term debt by $49.8 million.
Long-term debt at the end of fiscal 2001 was at its lowest level for NCI in more than three years, providing valuable flexibility for us to execute our growth strategy.

PROSPECTS

     This unquestionably is a difficult time to be forecasting, but we are pushing ahead with our corporate plans for fiscal 2002. We are not oblivious to the well-publicized economic concerns, but we recognize that our task at hand is to concentrate instead on capitalizing on NCI's strong fundamental resources and the potential for further gains in the steadily expanding market for metal construction products. We are confident that our consistent efforts to enhance service to existing customers, add new accounts and continue developing innovative products will help us report improvement for the year as a whole and position us for future growth.

     We are especially appreciative of NCI's associates who responded to the challenges of fiscal 2001 with resolve and determination. Their commitment to the ongoing success of this company anchors our confidence in NCI's future.

     We believe that the anticipated higher volume and the savings from our cost reduction actions will enable us to report a substantial year-to-year increase in earnings for the second fiscal quarter, excluding the benefit from the nonamortization of good will. Depending on the course of the over-all economy, we expect the positive momentum from the second period to extend into the second half with year-to-year gains in earnings in both the third and fourth quarters.

Sincerely,

/s/ A. R. GINN                  /s/ JOHNIE SCHULTE

A. R. Ginn                      Johnie Schulte
Chairman of the Board           President and Chief Executive Officer


   [A. R. Ginn Photo]
       A. R. Ginn
  Chairman of the Board

 [Johnie Schulte Photo]
     Johnie Schulte
      President and
Chief Executive Officer


     [BAR GRAPH]

SHAREHOLDERS' EQUITY
YEAR ENDED OCTOBER 31
    (IN MILLIONS)


4 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

OPERATING
POLICIES

RETURN ON ASSETS

Return on Assets is defined as operating income divided by average operating assets used in the business (eliminating primarily cash, goodwill, and certain other non-operating assets). NCI's management and directors are thoroughly convinced that this ratio is the best measure of operating performance. Tight control over inventory, receivables, and fixed investments is as important as, and interrelated to, the income statement. Return on Assets is a proxy for cash flow, which can reward shareholders with undiluted growth. In fiscal year 2001, NCI earned a return on assets employed in the business of 14%.

GROWTH

The Company is dedicated to increasing its market share through strong marketing and low cost, quality manufacturing. Special niches that provide unusual profit and growth opportunities are sought. Overall earnings growth of at least 15% per year is a strategic goal of the Company with larger increments possible in the short-term. This growth may be internally generated or it may come from carefully selected acquisitions.

COMPANY REVIEW

                                                                COMPANY REVIEW 5

     We live in an era of rising expectations: Higher profits, lower costs, and more production with fewer people. 2001 began with great expectations, and, in spite of an unprecedented series of critical events, our expectations remained high.

     NCI ended last year with a succession of promotions that confirmed our ability and commitment to promote managers and officers from within. The introduction of the innovative Pier & Header System for the self-storage industry strengthened our position as the leader in the metal building industry, and, our Long Bay System once again exceeded our expectations.

                                   [PICTURES]

The A to Z of NCI's Long Bay System shows the slab in July and the finishing touches in November of this 500,000 square foot warehouse.

As the walls go up, all of the Long Bay purlins are delivered to the job site on the same day; removed from the trucks with four forklifts and placed where they will be erected. The slab is the staging area.


6 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

                                SEGMENT SUMMARY

     All divisions are required to review their previous year and provide sales and production projections for the coming year at our annual planning conference held during the first week of November. In November 2000 our division leaders, without the knowledge of the coming severe weather and construction slowdown, planned a revenue increase over 2000.

     When the orders and the economy failed to respond as expected early in the year, we reviewed our strategies, the way we conducted our sales, pricing and manufacturing efforts and took action.

                           METAL BUILDING COMPONENTS

COMPONENTS

     MBCI and ABC, proud of their ability to outsell their previous year, were down slightly in 2001. However, published reports from the MBMA (Metal Building Manufacturers Association) suggest that most member companies reported revenue and/or tonnage drops from 20% to 30%. That's not much consolation, but it does indicate that our strategies, when initially developed for 2001, were on target.

Improvements...

     The tactics for improvement for 2002 were implemented long before year-end. Components reestablished value-added selling in their products and implemented the consolidation of under utilized facilities.

COATINGS

     Our coating facilities also experienced a slight decline in demand for painted flat rolled coil in 2001 compared to 2000. Demand in the first six months fell substantially below prior year levels due to severe weather and the slowdown in the construction market.


                                   [PICTURES]

The standing seam roof was manufactured at the Houston Hardy plant and delivered on an as needed basis.



                                                                COMPANY REVIEW 7

DBCI

     DBCI manufactures roll-up doors for the self-storage industry and maintained its share of profitability even with lower revenues.

Improvements...

The implementation of a new estimating program started off the new year. Ball bearings were added to the 500 Series doors. The use of an improved lock and design of a new "head stop" has improved our product lines and sales potential.

IPS

     There is a bright spot in our ranks. IPS had a very good year with sales up over the previous year. The manufacturing process for insulated panels is labor intensive. Overtime and two shifts were required to manufacture and ship panels on time. The addition of new foam chemistry provided opportunities to sell five-inch thick wall panels, a new product offering in 2001.

Improvements...

     Production improvements for 2002 include adding a new stack mold that is capable of producing panels that are fifty feet long and forty-two inches wide. Also, this new stack mold enables IPS to more efficiently produce wall panels twenty-five feet long.

     The addition of "Dryvit," a coating similar to stucco, can be applied to any IPS panels.

                                   [PICTURES]

All the sections of LBS are bolted up on the ground then lifted with sky lifts and bolted to the columns. This means fewer man-hours in the air and faster, safer erection.

8 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

                          ENGINEERED BUILDING SYSTEMS

METALLIC BUILDING

     Metallic Building had its second best year in shipments and profits, down slightly from its record year in 2000. The recruitment of new builders in new markets made the difference.

     The reason for this growth is that NCI manufactures quality products for steel building construction. The Long Bay System and our structural steel fabrication facility enable our builders to move into the big bay and bigger building markets.

  Improvements...

     Our goal for 2002 is to add 150 builders to the Metallic family of builders and to take advantage of the new National Accounts program recently initiated to provide our builders with an entre into the largest contractors and developers in the country.

MID-WEST STEEL BUILDING

     Mid-West Steel Building concentrates its marketing efforts in Texas, New Mexico, Oklahoma, Louisiana, Arkansas, Colorado and Mississippi. Mid-West also had its second best year in 2001, from its record breaking 2000.

     Starting its Builder Program in 1999, Mid-West had its first Builder Sales Meeting in March with over 200 builders in attendance. The ability to purchase all the steel needed for their projects from one source caused much excitement.

  Improvements...

     The 2002 goal for Mid-West is to get the Long Bay System specified in its big bay projects, increase buildership and to introduce our structural products into conventional construction markets - schools, churches and stand alone retail facilities.

ALL AMERICAN BUILDING SYSTEMS

     All American Building Systems manufactures and markets the smaller and less complex buildings to a network of builders that mainly sell building systems through telemarketing.

A&S BUILDING SYSTEMS

     A&S Building Systems faced a challenging year in 2001 - with revenues down from the previous year. New builder recruitment efforts brought 48 builders into our organization that contributed significantly to our revenue and profitability picture. Sales and shipments of our Long Bay Systems increased extensively during this period despite a downturn in the general economy.

                                   [PICTURES]

                                                                COMPANY REVIEW 9

Improvements...

     Our 2002 goal is to increase the A&S builder base and improve our service and value leadership that has been established over the years. Profitability gains through our continuous improvement program, which was implemented in 2001, will continue to add value to the bottom line.

MESCO METAL BUILDINGS

     Mesco Metal Buildings' incoming orders and shipments declined slightly from the previous fiscal year, but we consider this an achievement in a year of industry uncertainty with industry sales off by an estimated 22% from the previous year.

Improvements...

     Mesco had a complete change in its senior management team over the past two and a half years with 2001 being a year of reorganization. The focus has been on the development and implementation of Mesco's version of the NCI metal building system pricing software along with the restructuring of engineering, drafting and manufacturing departments to allow Mesco to become more competitive in the moderately complex building market.

                                   [PICTURES]

The ease and speed of LBS erection brought this job to completion two weeks under schedule.

10 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

CLASSIC STEEL FRAME HOMES

     Classic Steel Frame Homes finished the year with sales down from the previous year. This was due in part to the economy and the reorganization of this division. We are confident that the right personnel are in place to make Classic an integral segment of our business.

Improvements...

     In order to take advantage of the NCI family of builders, we have introduced a Classic "small retail" building. It opens doors for NCI builders and adds to their larger projects.

STEEL SYSTEMS

     Steel Systems, our self-storage division, also finished the year down in comparison to the previous year. This has been a big transition year for Steel Systems. We have reorganized the management team and physically moved to another location to take advantage of available resources.

Improvements...

     Steel Systems has made the transition to 100% CAD drawings, which allow the drawings to be transmitted electronically. This has increased the efficiency with contract drafting sources and allowed the development of a remote drafting group.

                                IN CONCLUSION...

     It was a good year... considering the unexpected events. The NCI management team takes great pride in improving revenues annually and in providing improvements to our product line. Then to face a series of political, economic and weather related crises in one year stretched our ability to the limit to maintain our bottom line.

                                   [PICTURES]

                                                               COMPANY REVIEW 11

  2002 focus...

     Our corporate goal is to enhance NCI stockholder value by protecting our bottom line. In 2002 we are committed to growth, despite economic uncertainty. This will be accomplished by aggressively monitoring costs across the board in all departments of all divisions.

o The overall savings of the five plant consolidations is over $5 million on an ongoing basis and will be implemented by January 2002.

o The Long Bay System has been improved to enable easier attachment for electrical and sprinkler equipment.

o MBCI has perfected the curved BattenLok panel for improved architectural aesthetics.

o The new Pier & Header System for the self-storage industry is making inroads with our customers.

o In its second year of production, the NCI Structural Steel shop has provided our builders with more diversified products to handle large projects.

o Our research and development facility tests and retests all innovations to be absolutely certain they will function properly in the real world.

o The formation of the National Accounts Program in 2001 is already bringing major projects to our plants and will only increase in the future.

                                   [PICTURES]

Insulation and the standing seam roof were started two days before the last Long Bay purlin was bolted in place. Windows and doors were installed; paint and landscaping provided the finished look; and it was nearly ready for occupancy.

12 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

DIVIDENDS

The Company's officers and directors are all significant stock or option holders. Thus, there is much sympathy for dividends. However, it is considered appropriate, at this stage of the Company's development and in view of the available returns, to invest that money in the growth of the Company and the repayment of debt as opposed to paying dividends.

COMPENSATION

The Company believes in providing base salaries for its management on the low side of the industry norm with opportunities for performance based bonuses. Specifically, Return on Assets and growth in earnings per share are the criteria for the performance measurement.

CORPORATE RESPONSIBILITY

The Company is committed to the goal of being an exemplary corporate citizen. Toward that end, we have an intense safety program ongoing in the workplace and some of the best safety records in our industry. We have proper awareness and concern for the overall environment. Besides employment, there are also advancement opportunities due to the growth of the company. Finally, we employ high quality engineering professionals to ensure that our products are designed using sound engineering practices and principles.

                                   [PICTURES]

FINANCIAL REVIEW


                                                                   FINANCIALS 13

                       CONSOLIDATED STATEMENTS OF INCOME
                           NCI BUILDING SYSTEMS, INC.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                October 31
                                                             ------------------------------------------------
                                                                 1999              2000              2001
                                                             ------------      ------------      ------------
Sales ..................................................     $    936,550      $  1,018,324      $    954,877
Cost of sales ..........................................          696,999           761,702           741,674
                                                             ------------      ------------      ------------
          Gross profit .................................          239,551           256,622           213,203

Operating expenses .....................................          131,109           142,952           145,563
Restructuring Charge ...................................               --                --             2,815
                                                             ------------      ------------      ------------
          Income from operations .......................          108,442           113,670            64,825

Interest expense .......................................          (35,449)          (39,069)          (33,090)
Other income, net ......................................            4,879             2,672               951
                                                             ------------      ------------      ------------
          Income before income taxes ...................           77,872            77,273            32,686

Provision for income taxes .............................           32,294            32,866            16,151
                                                             ------------      ------------      ------------
          Income before extraordinary loss .............           45,578            44,407            16,535

Extraordinary loss on debt financing, net of tax .......           (1,001)               --                --
                                                             ------------      ------------      ------------
Net income .............................................     $     44,577      $     44,407      $     16,535
                                                             ============      ============      ============

Income per common and common equivalent share:
     Basic:
          Income before extraordinary loss .............     $       2.48      $       2.48      $        .91
          Extraordinary loss, net of tax ...............            (0.05)               --                --
                                                             ------------      ------------      ------------
          Net income ...................................     $       2.43      $       2.48      $        .91
                                                             ============      ============      ============
     Diluted:
          Income before extraordinary loss .............     $       2.39      $       2.43      $        .91
          Extraordinary loss, net of tax ...............            (0.05)               --                --
                                                             ------------      ------------      ------------
          Net income ...................................     $       2.34      $       2.43      $        .91
                                                             ============      ============      ============

See accompanying notes to the consolidated financial statements.


14 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

                          CONSOLIDATED BALANCE SHEETS
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)


                                                                                        October 31
                                                                                 --------------------------
                                                                                    2000            2001
                                                                                 ----------      ----------
ASSETS
Current assets:
     Cash and cash equivalents .............................................     $    2,999      $   21,125
     Accounts receivable, net ..............................................        119,368         107,981
     Inventories ...........................................................         87,613          72,464
     Deferred income taxes .................................................          4,986           5,884
     Prepaid expenses ......................................................          7,482           5,553
                                                                                 ----------      ----------
         Total current assets ..............................................        222,448         213,007
Property, plant and equipment, net .........................................        231,042         224,593
Excess of costs over fair value of acquired net assets .....................        395,073         387,268
Other assets ...............................................................         20,358          13,944
                                                                                 ----------      ----------
     Total assets ..........................................................     $  868,921      $  838,812
                                                                                 ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term debt .....................................     $   42,806      $   46,250
     Accounts payable ......................................................         77,638          72,426
     Accrued compensation and benefits .....................................         21,383          11,897
     Other accrued expenses ................................................         23,792          32,973
                                                                                 ----------      ----------
         Total current liabilities .........................................        165,619         163,546
Long-term debt, noncurrent portion .........................................        374,448         321,250
Deferred income taxes ......................................................         23,574          23,673
Commitments and contingencies
Shareholders' equity:
     Preferred stock, $1 par value,
         1.0 million shares authorized, none outstanding ...................             --              --
     Common stock, $.01 par value, 50.0 million authorized; 18.6 million
         shares issued in 2000 and 2001 ....................................            186             186
     Additional paid-in capital ............................................         97,224          95,649
     Retained earnings .....................................................        222,926         239,461
     Treasury stock; (0.9 million and 0.3 million shares in 2000 and
     2001, respectively) ...................................................        (15,056)         (4,953)
                                                                                 ----------      ----------
         Total shareholders' equity ........................................        305,280         330,343
                                                                                 ----------      ----------
         Total liabilities and shareholders' equity ........................     $  868,921      $  838,812
                                                                                 ==========      ==========

See accompanying notes to the consolidated financial statements.


                                                                   FINANCIALS 15

                             CONSOLIDATED STATEMENTS
                             OF SHAREHOLDERS' EQUITY
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)


                                                         Common       Additional       Retained       Treasury      Shareholders'
                                                         Stock      Paid-In Capital    Earnings        Stock           Equity
                                                       ----------   ---------------   ----------     ----------     -------------

BALANCE, OCTOBER 31, 1998 ........................     $      181     $   89,489      $  133,942     $       --      $  223,612
Proceeds from exercise
     of stock options ............................              3            949              --             --             952
Tax benefit from stock
     option exercises ............................             --          2,127              --             --           2,127
Treasury stock used for
     contributions to 401(k) plan ................              2          4,724              --             --           4,726
Net income .......................................             --             --          44,577             --          44,577
                                                       ----------     ----------      ----------     ----------      ----------

BALANCE, OCTOBER 31, 1999 ........................            186         97,289         178,519             --         275,994
Treasury stock purchases .........................             --             --              --        (20,416)        (20,416)
Proceeds from exercise
     of stock options ............................             --            122              --             --             122
Treasury stock used for
     stock option exercises ......................             --           (843)             --          1,442             599
Tax benefit from stock
     option exercises ............................             --            319              --             --             319
Treasury stock used for
     contributions to 401(k) plan ................             --            337              --          3,918           4,255
Net income .......................................             --             --          44,407             --          44,407
                                                       ----------     ----------      ----------     ----------      ----------

BALANCE, OCTOBER 31, 2000 ........................            186         97,224         222,926        (15,056)        305,280
Treasury stock purchases .........................             --             --              --           (909)           (909)
Treasury stock used for
     stock option exercises ......................             --         (3,219)             --          6,239           3,020
Tax benefit from stock
     option exercises ............................             --          1,619              --             --           1,619
Treasury stock issued
     for debt payment ............................             --            (48)             --            422             374
Treasury stock used for
     contributions to 401(k) plan ................             --             73              --          4,351           4,424
Net income .......................................             --             --          16,535             --          16,535
                                                       ----------     ----------      ----------     ----------      ----------

BALANCE, OCTOBER 31, 2001 ........................     $      186     $   95,649      $  239,461     $   (4,953)     $  330,343
                                                       ==========     ==========      ==========     ==========      ==========

See accompanying notes to the consolidated financial statements.


16 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

                             CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)


                                                                                                Year Ended October 31
                                                                                      ------------------------------------------
                                                                                         1999            2000            2001
                                                                                      ----------      ----------      ----------
Cash flows from operating activities:
     Income before extraordinary loss ...........................................     $   45,578      $   44,407      $   16,535
     Adjustments to reconcile net income to
       net cash provided by operating activities:
       Depreciation and amortization ............................................         28,542          33,487          36,646
       (Gain) loss on sale of fixed assets ......................................            (11)           (201)            166
       Restructuring charge .....................................................             --              --           2,815
       Provision for doubtful accounts ..........................................          2,402           2,645           2,396
       Extraordinary loss on debt refinancing, net of tax .......................         (1,001)             --              --
       Deferred income tax provision (benefit) ..................................          3,022           1,494            (799)
     Changes in operating assets and liabilities,
       net of effect of acquisitions:
          Accounts, notes and other receivables .................................         (8,749)         (7,403)          8,991
          Inventories ...........................................................         (6,871)         (1,472)         16,181
          Prepaid expenses ......................................................           (823)         (2,056)          1,991
          Accounts payable ......................................................          5,489           7,856          (6,149)
          Accrued expenses ......................................................         26,650          (5,917)          2,921
                                                                                      ----------      ----------      ----------
     Net cash provided by operating activities ..................................         94,228          72,840          81,694

Cash flows used in investing activities:
       Proceeds from sale of fixed assets .......................................          1,561             383             103
       Proceeds from sale of joint venture ......................................             --              --           4,000
       Acquisition of DOUBLECOTE, L.L.C. ........................................             --         (24,408)             --
       Acquisition of Midland Metals, Inc. ......................................             --              --          (5,521)
       Changes in other noncurrent assets .......................................         (9,574)          2,780             145
       Capital expenditures .....................................................        (33,262)        (28,885)        (15,026)
                                                                                      ----------      ----------      ----------
     Net cash used in investing activities ......................................        (41,275)        (50,130)        (16,299)

Cash flows used in financing activities:
       Proceeds from stock options exercised ....................................            952             721           3,020
       Net (payments) borrowings on revolving lines of credit ...................       (136,112)         20,145          (6,938)
       Borrowings on long-term debt .............................................        125,000              --              --
       Payments on long-term debt ...............................................        (31,303)        (36,250)        (42,442)
       Purchase of treasury stock ...............................................             --         (20,416)           (909)
                                                                                      ----------      ----------      ----------
     Net cash used in financing activities ......................................        (41,463)        (35,800)        (47,269)
Net increase (decrease) in cash and cash equivalents ............................         11,490         (13,090)         18,126
Cash at beginning of period .....................................................          4,599          16,089           2,999
                                                                                      ----------      ----------      ----------
Cash at end of period ...........................................................     $   16,089      $    2,999      $   21,125
                                                                                      ==========      ==========      ==========

See accompanying notes to the consolidated financial statements.


                                                                   FINANCIALS 17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           NCI BUILDING SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting Entity

These financial statements include the operations and activities of NCI Building Systems, Inc. and its subsidiaries (the "Company") after the elimination of intercompany accounts and balances. The Company designs, manufactures and markets metal building systems and components for commercial, industrial, agricultural and community service use.

(b) Revenue Recognition

The Company recognizes revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped. Adequate provision is made, upon the shipment, for estimated product returns and warranties. Costs associated with shipping and handling of products are included in cost of sales.

(c) Accounts Receivable

The Company reports accounts receivable net of the allowance for doubtful accounts of $3.7 million and $3.9 million at October 31, 2000 and 2001, respectively. Trade accounts receivable are the result of sales of building systems and components to customers throughout the United States and affiliated territories including international builders who resell to end users. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

(d) Inventories

Inventories are stated at the lower of cost or market value, using specific identification or the weighted-average method for steel coils and other raw materials.

The components of inventory are as follows:

                                                     October 31
                                                ---------------------
                                                 2000          2001
                                                -------       -------
                                                    (in thousands)
Raw materials ..............................    $66,696       $55,310
Work in process and finished goods .........     20,917        17,154
                                                -------       -------
                                                $87,613       $72,464
                                                =======       =======

During fiscal 2001, the Company purchased approximately 75% of our steel requirements from National Steel Corporation, Bethlehem Steel Corporation and U.S. Steel. No other steel supplier accounted for more than 7% of steel purchases for the same period.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and both straight-line and accelerated methods for income tax purposes.

Depreciation expense for the years ended October 31, 1999, 2000 and 2001 was $13.5 million, $19.0 million and $22.4 million, respectively. The Company capitalizes certain costs related to internal use software in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed for Internal Use.

Property, plant and equipment consist of the following:

                                                      Year Ended October 31
                                                   ----------------------------
                                                     2000                2001
                                                   ---------          ---------
                                                          (in thousands)
Land .....................................         $  12,912          $  12,920
Buildings and improvements ...............           104,883            113,918
Machinery, equipment
  and  furniture .........................           154,527            160,710
Transportation equipment .................             4,609              4,008
Computer software
  and equipment ..........................            22,848             23,527
                                                   ---------          ---------
                                                     299,779            315,083
Less accumulated depreciation ............           (68,737)           (90,490)
                                                   ---------          ---------
                                                   $ 231,042          $ 224,593
                                                   =========          =========

18  NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

Estimated useful lives for depreciation are:
    Buildings and improvements                      10 - 40 years
    Machinery, equipment and furniture               5 - 13 years
    Transportation equipment                         3 - 10 years
    Computer software and equipment                  5 -  7 years

(f) Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the years ended October 31, 1999, 2000 and 2001 was $30.2 million, $37.2 million and $29.9 million, respectively. Income taxes paid, including refunds and prepayments, for the years ended October 31, 1999, 2000 and 2001 was $13.2 million, $42.9 million (of which $11.7 million related to 1999, but was payable in 2000) and $12.1 million (of which $4.5 million related to 2000, but was payable in 2001), respectively. Non-cash investing or financing activities included: $2.5 million for the 2001 401(k) plan contributions through the third quarter of fiscal 2001, and $1.9 million for the related 2000 contributions which were paid in common stock in 2001; $2.3 million for the 2000 401(k) plan contributions through the third quarter of fiscal 2000, and $1.9 million for the related 1999 contributions which were paid in common stock in 2000; $2.3 million for the 1999 401(k) plan contributions through the third quarter of fiscal 1999 and $2.4 million for the related 1998 contributions which were paid in common stock in 1999.

(g) Excess of Cost Over Fair Value of Acquired Net Assets

Excess of cost over fair value of acquired net assets is amortized on a straight-line basis over periods of fifteen to forty years. Accumulated amortization as of October 31, 2000 was $32.8 million and $45.0 million as of October 31, 2001. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill would be reduced by the estimated shortfall of cash flows.

(h) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for bad debts, inventory reserves and the contingencies described in Note 12. Actual results could differ from those estimates.

(i) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $3.9 million, $3.1 million and $3.5 million in fiscal 1999, 2000 and 2001, respectively.

(j) Long-Lived Assets

Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the asset's carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value, less costs to sell.

(k) Stock-Based Compensation

The Company uses the intrinsic value method in accounting for its stock-based employee compensation plans.

(l) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(m) Recent Accounting Pronouncements

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company adopted SAB 101, as amended, as required in the fourth fiscal quarter of 2001 and such adoption did not have a material effect on its consolidated results of operations and financial position.

In June 2001, the Financial Accounting Standards Board

                                                                  FINANCIALS  19
issued Statements of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"), and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. FAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company will apply FAS 142 beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of FAS 142 is expected to result in an increase in net income of $11.2 million ($0.60 per diluted share) in 2002. The Company will test goodwill for impairment using the two-step process prescribed in FAS 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of November 1, 2001 in the first quarter of fiscal 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of fiscal 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment or a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of November 1, 2001 and it does not expect that the adoption of the statement will have a significant impact on the Company's financial position and results of operations.

2. LONG-TERM DEBT

                                                                          October 31
                                                                    -----------------------
                                                                      2000           2001
                                                                    ---------     ---------
                                                                         (in thousands)

    Five-year revolving credit line with banks bearing interest at rates of 30-day and 90-day LIBOR plus 1.375% (weighted
    average interest rates of 8.0% and 4.9% at October 31, 2000
    and 2001, respectively), maturing on July 1, 2003.............  $ 145,000     $ 122,750

    Five-year term loan payable to banks bearing interest at a rate of 90-day LIBOR plus 1.375% (4.0% at October 31, 2001)
    repayable beginning on October 31, 1998, in quarterly
    installments beginning with $7.5 million and gradually
    increasing to $12.5 million on the maturity date, July 1,
    2003..........................................................    125,000        83,750

    Term note payable to banks bearing interest at a rate of
    90-day LIBOR plus 1.375% (4.0% at October 31, 2001),
    maturing on July 1, 2003......................................     20,688        36,000

    Unsecured senior subordinated notes bearing interest at a
    rate of 9.25%, maturing on May 1, 2009........................    125,000       125,000

    Note payable to employee bearing interest at 7%, maturing
    April 1, 2001, partially converted into common stock at
    $14.96 per share upon maturity................................      1,500            --

    Other.........................................................         66            --
                                                                    ---------     ---------
                                                                      417,254       367,500
Current portion of long-term debt.................................    (42,806)      (46,250)
                                                                    ---------     ---------
                                                                    $ 374,448     $ 321,250
                                                                    =========     =========

20  NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

Aggregate required principal reductions are as follows:

              Year Ended October 31
              ---------------------
                  (in thousands)
              ---------------------

2002.....................................    $ 46,250
2003.....................................     196,250
2004.....................................          --
2005.....................................          --
2006 and thereafter......................     125,000
                                             --------
                                             $367,500
                                             ========

The Company has a senior credit facility from a syndicate of banks, which consists of (i) a five-year revolving credit facility of up to $200 million, (outstanding balance of $122.8 million at October 31, 2001), (ii) a five-year term loan facility in the original principal amount of $200 million, (outstanding balance of $83.8 million at October 31, 2001), and (iii) a $40 million term note, (outstanding balance of $36.0 million at October 31, 2001). Loans bear interest, at the Company's option, as follows: (1) base rate loans at the base rate plus a margin that ranges from 0% to 0.5% and (2) LIBOR loans at LIBOR plus a margin that ranges from 0.75% to 2.0%. Base rate is defined as the higher of Bank of America, N.A. prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on its current ratios, the Company is paying a margin of 1.375% on LIBOR loans and 0.0% on base rate loans. At October 31, 2001, the Company had approximately $77 million in borrowing capacity under its senior credit facility.

Borrowings under the senior credit facility may be prepaid at any time without penalty. In addition, the Company may voluntarily reduce the unutilized portion of the revolver at any time, in certain agreed minimum amounts, without premium or penalty but subject to LIBOR breakage costs. Borrowings under the term loan are payable in successive quarterly installments, currently $11.3 million and gradually increasing to $12.5 million at maturity. Repayments on the term loan facilities may not be reborrowed by the Company.

The Company's obligations under the senior credit facility are secured by the pledge of all capital stock, partnership interests and other equity interests of the Company's domestic subsidiaries. All obligations are also guaranteed by each of the Company's domestic corporate subsidiaries and operating limited partnerships. The senior credit facility contains customary financial and restrictive covenants with amounts and ratios negotiated between the Company and the lender. The Company is required to make mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations. Further, under the senior credit facility the Company is subject to certain restrictions, including a restriction from paying cash dividends or making other cash distributions with respect to its common stock, other than repurchases of no more than $50 million of its common stock.

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

In 1999, as a result of the offering of the Notes, the Company reduced the maximum available borrowings under one of its existing credit facilities from $200 million to $40 million. During 1999, the restructuring of the existing senior credit facility resulted in the write-off of approximately $1.6 million ($1.0 million after tax) in deferred financing costs. At October 31, 2000 and 2001, the remaining unamortized balance in deferred financing

                                                                  FINANCIALS  21
costs relating to the senior credit facility and the Notes were $7.7 million and $5.9 million, respectively.

At October 31, 2001, the fair value of the Company's long-term debt, based on current interest rates and quoted market prices was $360.0 million, compared with the carrying amount of $367.5 million.

3. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Taxes on income from continuing operations consist of the following:

                                               Year Ended October 31
                                     ------------------------------------------
                                       1999             2000             2001
                                     --------         --------         --------
                                                   (in thousands)
Current:
  Federal ..................         $ 26,835         $ 28,501         $ 15,319
  State ....................            2,437            2,871            1,631
                                     --------         --------         --------
  Total current ............           29,272           31,372           16,950

Deferred:
  Federal ..................            2,760            1,378             (734)
  State ....................              262              116              (65)
                                     --------         --------         --------
  Total deferred ...........            3,022            1,494             (799)
                                     --------         --------         --------

Total provision ............         $ 32,294         $ 32,866         $ 16,151
                                     ========         ========         ========

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

                                                      Year Ended October 31
                                                  ------------------------------
                                                  1999         2000        2001
                                                  ----         ----        ----

Statutory federal income
   tax rate ...............................       35.0%        35.0%       35.0%
State income taxes ........................        2.3%         2.7%        3.1%
Non-deductible
   goodwill amortization ..................        4.3%         4.1%       10.1%
Other .....................................       (0.1)%        0.7%        1.2%
                                                  ----         ----        ----
Effective tax rate ........................       41.5%        42.5%       49.4%
                                                  ====         ====        ====

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            October 31
                                                     --------------------------
                                                       2000              2001
                                                     --------          --------
                                                           (in thousands)

Deferred tax assets
  Inventory ................................         $  1,539          $  1,095
  Bad debt reserves ........................            1,416             1,371
  Accrued insurance reserves ...............            2,006             1,764
  Warranty reserves ........................              871             1,050
  Restructuring ............................               --             1,042
  Deferred compensation ....................              754               715
  Other reserves ...........................              493               569
                                                     --------          --------
Total deferred tax assets ..................            7,079             7,606

Deferred tax liabilities
  Depreciation and amortization ............           22,174            22,094
  Other ....................................            3,493             3,301
                                                     --------          --------
Total deferred tax liabilities .............           25,667            25,395
                                                     --------          --------
Net deferred tax liability .................         $(18,588)         $(17,789)
                                                     ========          ========

Other accrued liabilities includes income tax receivable of $2.2 million at October 31, 2000 and accrued income taxes of $1.1 million at October 31, 2001.

4. OPERATING LEASE COMMITMENTS

Total rental expense incurred from operating non-cancelable leases for the years ended October 31, 1999, 2000 and 2001 was $6.8 million, $7.0 million and $7.3 million, respectively. Aggregate minimum required annual payments on long-term operating leases at October 31, 2001 were as follows:

                Year Ended October 31
                ---------------------
                   (in thousands)
2002...........................................  $ 4,308
2003...........................................    2,155
2004...........................................    1,282
2005...........................................      771
2006...........................................      578
                                                 -------
                                                 $ 9,094
                                                 =======

22  NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

5. SHAREHOLDERS' RIGHTS PLAN

In June 1998, the Board of Directors adopted a Shareholders' Rights Plan in which one preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one one-hundredth (1/100th) of a share of newly authorized Series A Junior Participating Preferred Stock at an exercise price of $62.50. Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 20% or more of the common shares. In the event that a person or group acquires 20% or more of the common shares, the Rights enable dilution of the acquiring person's or group's interest by providing for a 50% discount on the purchase of common shares by the non-controlling shareholders.

The Company will generally be entitled to redeem the Rights at $0.005 per Right at any time before a person or group acquires 20% or more of the common shares. Rights will expire on June 24, 2008, unless earlier exercised, redeemed or exchanged.

6. SHAREHOLDER'S EQUITY

Preferred Stock

The Company has 1 million shares of authorized preferred stock, none of which was outstanding as of October 31, 2001.

Common Stock

The Company has 50.0 million shares of authorized common stock, of which 18.3 million and 17.7 million were outstanding at October 31, 2001 and 2000, respectively. In June 1998, the Company's Board of Directors approved a two-for-one split of the Common Stock effective for stockholders of record on July 8, 1998. Share and per share amounts have been restated to reflect the stock split.

Treasury Stock

On November 3, 1999, the Company's Board of Directors authorized the repurchase of 1.0 million shares of the Company's common stock, and an additional 1.5 million shares on November 7, 2000. Subject to applicable federal securities law, such purchases occur at times and in amounts that the Company deems appropriate. No time limit was placed on the duration of the repurchase program. Shares repurchased are reserved primarily for later re-issuance in connection with the Company's stock option and 401(k) profit sharing plans. As of October 31, 2001, the Company had repurchased 1.3 million shares of its common stock for $21.3 million since the inception of the repurchase program in November 1999.

Changes in treasury common stock, at cost, were as follows:

                                                       Number
                                                      of Shares         Amount
                                                      ---------        --------
                                                            (in thousands)
Balance, October 31, 1999 ..................               --          $     --
    Purchases ..............................            1,220            20,416
    Issued in exercise
      of stock options .....................              (88)           (1,442)
    Issued in 401(k) contributions .........             (239)           (3,918)
                                                        -----          --------
Balance, October 31, 2000 ..................              893          $ 15,056
    Purchases ..............................               63               909
    Issued in exercise
      of stock options .....................             (370)           (6,239)
    Issued for debt payment ................              (25)             (422)
    Issued in 401(k) contributions .........             (260)           (4,351)
                                                        -----          --------
Balance, October 31, 2001 ..................              301          $  4,953
                                                        =====          ========

7. STOCK OPTION PLAN

The Board of Directors has approved an employee stock option plan under which both statutory and non-statutory options may be granted. All options granted through October 31, 2001 are non-statutory options. This plan includes the future granting of stock options to purchase up to 5.1 million shares as an incentive and reward for key

                                                                  FINANCIALS  23
management personnel. Options expire ten years from date of grant. Generally, the right to acquire the option shares is earned in 25% increments over the first four years of the option period.

Stock option transactions during 1999, 2000 and 2001 are as follows (in thousands, except per share amounts):


                                                          Number       Weighted Avg.
                                                         of Shares    Exercise Price
                                                         ---------    --------------

Balance October 31, 1998 ...........................        1,891       $ 13.06
    Granted ........................................          118         22.72
    Cancelled ......................................          (37)       (13.27)
    Exercised ......................................         (271)        (3.57)
                                                            -----       -------
Balance October 31, 1999 ...........................        1,701       $ 15.23
    Granted ........................................          503         15.88
    Cancelled ......................................         (217)       (19.00)
    Exercised ......................................         (103)        (7.02)
                                                            -----       -------
Balance October 31, 2000 ...........................        1,884       $ 15.42
    Granted ........................................          313         16.60
    Cancelled ......................................         (164)       (19.83)
    Exercised ......................................         (370)        (8.17)
                                                            -----       -------
Balance October 31, 2001 ...........................        1,663       $ 16.82
                                                            =====       =======

Options exercisable at October 31, 1999, 2000 and 2001 were 0.9 million, 1.4 million and 1.4 million, respectively. The weighted average exercise prices for options exercisable at October 31, 1999, 2000 and 2001 were $11.11, $13.73 and $16.26, respectively. Exercise prices for options outstanding at October 31, 2001 range from $2.83 to $28.13. The weighted average remaining contractual life of options outstanding at October 31, 2001 is 6.7 years. The following summarizes additional information concerning outstanding options as of October 31, 2001:

Options Outstanding

                                                    Weighted
                                                    Average
  Range of        Number of     Weighted Average    Exercise
Exercise Prices    Options       Remaining Life      Price
---------------   ---------     ----------------   ---------
$ 2.83 - 11.50      187,732        2.5 years       $   7.56
$12.00 - 15.75      800,753        7.3 years       $  15.02
$16.38 - 28.13      674,989        7.3 years       $  21.53
                  ---------
                  1,663,474
                  =========

Options Exercisable

   Range of            Number        Weighted Average
Exercise Prices      of Options       Exercise Price
---------------      ----------      ----------------

 $ 2.83 - 11.50        187,732            $  7.56
 $12.00 - 15.75        740,378            $ 14.97
 $16.38 - 28.13        519,614            $ 21.25
                     ---------
                     1,447,724
                     =========

In accordance with the terms of APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, the Company records no compensation expense for its stock option awards. The following disclosure provides pro forma information as if the fair value based method had been applied in measuring compensation expense. The weighted average grant-date fair value of options granted during 1999, 2000 and 2001 was $12.83, $9.49 and $16.47, respectively. These values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: no expected dividend, expected volatility of 38.4% for 1999, 50.0% for 2000, and 71.8% for 2001, risk free interest rates ranging from 4.4% to 6.2% for 1999, 6.2% to 6.8% for 2000, and 5.1% to 5.3% for 2001,
and expected lives of 7 years.

The pro forma impact on income and earnings per share is as follows (in thousands, except per share data):

                                                   Year Ended October 31
                                        --------------------------------------------
                                           1999             2000             2001
                                        ----------       ----------       ----------

Proforma income before
   extraordinary loss ...........       $   43,615       $   42,917       $   14,845
Proforma income
   per share before
   extraordinary loss:
      Basic .....................       $     2.38       $     2.40       $     0.82
      Diluted ...................       $     2.29       $     2.35       $     0.81

Because options vest over several years and additional options grants are expected, the effects of these calculations are not likely to be representative of similar future calculations.

24  NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

8. NET INCOME PER SHARE

Basic and diluted net income per share computations are as follows:


                                                      Year Ended October 31
                                                 -------------------------------
                                                   1999        2000       2001
                                                 --------    --------   --------
                                              (in thousands, except per share data)
Income before
    extraordinary item .......................   $ 45,578    $ 44,407   $ 16,535
      Interest, net of
      tax, on convertible
      debenture assumed
      converted ..............................         66          66         27
                                                 --------    --------   --------
Adjusted income before
    extraordinary loss .......................     45,644      44,473     16,562
                                                 --------    --------   --------
    Extraordinary loss on debt
    refinancing, net of tax ..................     (1,001)         --         --
                                                 --------    --------   --------
Adjusted net income ..........................   $ 44,643    $ 44,473   $ 16,562
                                                 ========    ========   ========

Weighted average common
    shares outstanding .......................     18,378      17,904     18,075
    Common stock equivalents:
      Stock options ..........................        622         282        148
      Convertible debenture ..................        100         100         42
                                                 --------    --------   --------
Weighted average common
    shares outstanding,
    assuming dilution ........................     19,100      18,286     18,265
                                                 ========    ========   ========

Income per common and common equivalent share:
    Basic:
      Income before
         extraordinary loss ..................   $   2.48    $   2.48   $    .91
      Extraordinary loss   ...................      (0.05)         --         --
                                                 --------    --------   --------
      Net income .............................   $   2.43    $   2.48   $    .91
                                                 ========    ========   ========
    Diluted:
      Income before
         extraordinary loss ..................   $   2.39    $   2.43   $    .91
      Extraordinary loss .....................      (0.05)         --         --
                                                 --------    --------   --------
      Net income .............................   $   2.34    $   2.43   $    .91
                                                 ========    ========   ========

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan (the "Savings Plan") which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant's salary. No other contributions may be made to the Savings Plan. Contributions expense for the years ended October 31, 1999, 2000 and 2001 was $4.1 million, $3.7 million and $3.5 million, respectively for contributions to the Savings Plan.


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

On May 4, 1998, the Company acquired Metal Building Components, Inc. ("MBCI") through the purchase of all of the outstanding capital stock of Amatek Holdings, Inc. from BTR Australia Limited, a wholly owned subsidiary of BTR plc, for a purchase price of $589 million, including cash of $550 million (plus transaction costs) and 1.4 million shares of the Company's common stock valued at $32 million. MBCI designs, manufactures, sells and distributes metal components for commercial, industrial, architectural, agricultural and residential construction uses. MBCI also processes its own hot roll coil metal for use in component manufacturing, as well as processing hot roll coil metal and toll coating light gauge metal for use by other parties in the construction of metal building components and numerous other products. The funds for this acquisition were provided from the proceeds of a $600 million bank credit facility under which the Company initially borrowed $540 million. The acquisition was accounted for using the purchase method of accounting. The excess of cost over the fair value of the acquired assets was approximately $389 million.

11. RESTRUCTURING

In October 2001, management announced a plan to realign its manufacturing capabilities to increase efficiencies, raise

                                                                   FINANCIALS 25
productivity, and lower operating expenses. The pretax restructuring charge of $2.8 million relates to the planned closing of five manufacturing facilities as part of this plan. This included a $2.1 million non-cash charge for an identified impairment to property, plant and equipment for the expected loss on the sale of two of the five facilities. The actions are scheduled to be completed by the end of the first quarter of fiscal 2002.

12. CONTINGENCIES

During fiscal 2001, the Company purchased approximately 28% of our steel requirements from Bethlehem Steel Corporation, which has filed for protection under federal bankruptcy laws. The Company believes that the other available steel suppliers can meet the demand for steel if the supply from Bethlehem Steel Corporation is interrupted, and the Company does not believe that the outcome of this matter will have a material adverse effect on the Company's financial position or operating results.

Commencing in April 2001, several class action lawsuits were filed against the Company and certain of our present officers in the United States District Court for the Southern District of Texas. The plaintiffs in the actions purport to represent purchasers of our common stock during various periods ranging from August 25, 1999 through April 12, 2001. The complaints assert various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seek unspecified amounts of compensatory damages, interest and costs, including legal fees. The lawsuits were consolidated into one class action lawsuit on August 16, 2001. On January 10, 2002, the Court appointed a lead plaintiff for the consolidated lawsuit. The Court ordered the lead plaintiff to file a consolidated amended complaint on or before February 1, 2002. The Company denies the allegations in the complaints and intends to defend against them vigorously. The lawsuits are at a very early stage. Consequently, it is not possible at this time to predict whether the Company will incur any liability in excess of insurance coverages or to estimate the damages, or the range of damages, if any, that the Company might incur in connection with such actions, or whether an adverse outcome could have a material adverse impact on our business, consolidated financial condition or results of operations.

The Company is involved in various other legal proceedings that are considered to be in the normal course of business. The Company believes that these proceedings will not have a material adverse effect on the business, consolidated financial condition or results of operations.


13. BUSINESS SEGMENTS

The Company has divided its operations into two reportable segments: engineered building systems and metal building components, based upon similarities in product lines, manufacturing processes, marketing and management of its businesses. Products of both segments are similar in basic raw materials used. The engineered building systems segment includes the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of component products or services. The reporting segments follow the same accounting polices used for the Company's consolidated financial statements. Management evaluates a segment's performance based upon operating income. Intersegment sales are recorded based on weighted average costs, and consist primarily of products and services provided to the engineered building systems segment by the metal building components segment, including painting and coating of hot rolled material. The Company is not dependent on any one significant customer or group of customers. Substantially all of the Company's sales are made within the United States. During fiscal 2001, the Company reclassified administrative expenses incurred by corporate headquarters from identified reportable segments to corporate expenses for purposes of management reporting. Financial data for prior periods has been reclassified to conform to the current presentation.

26 NCI BUILDING SYSTEMS,INC. o ANNUAL REPORT

                        SUMMARY FINANCIAL DATA BY SEGMENT
                       (IN THOUSANDS, EXCEPT PERCENTAGES)


                                                             1999          %         2000          %          2001        %
                                                         -----------      ---    -----------      ---    -----------     ---
Sales to outside customers:
      Engineered building systems ....................   $   310,324       33    $   333,087       33    $   313,765      33
      Metal building components ......................       626,226       67        685,237       67        641,112      67
      Intersegment sales .............................        59,692        6         47,107        5         36,597       4
      Corporate/eliminations .........................       (59,692)      (6)       (47,107)      (5)       (36,597)     (4)
                                                         -----------      ---    -----------      ---    -----------     ---
         Total net sales .............................   $   936,550      100    $ 1,018,324      100    $   954,877     100
                                                         ===========      ===    ===========      ===    ===========     ===

Operating income:
      Engineered building systems ....................   $    46,352       15    $    47,523       14    $    42,245      13
      Metal building components ......................        76,505       12         86,227       13         50,112       8
      Restructuring charge ...........................            --       --             --       --         (2,815)     --
      Corporate/eliminations .........................       (14,415)      --        (20,080)      --        (24,717)     --
                                                         -----------      ---    -----------      ---    -----------     ---
         Total operating income ......................   $   108,442       12    $   113,670       11    $    64,825       7
                                                         ===========      ===    ===========      ===    ===========     ===

Property, plant and equipment, net:
      Engineered building systems ....................   $    35,931       18    $    42,002       18    $    41,540      18
      Metal building components ......................       139,875       71        161,733       70        156,976      70
      Corporate/eliminations .........................        22,049       11         27,307       12         26,077      12
                                                         -----------      ---    -----------      ---    -----------     ---
         Total property, plant and equipment, net ....   $   197,855      100    $   231,042      100    $   224,593     100
                                                         ===========      ===    ===========      ===    ===========     ===

Depreciation and amortization:
      Engineered building systems ....................   $     6,893       24    $     7,894       24    $     7,683      21
      Metal building components ......................        17,590       62         23,080       69         24,001      65
      Corporate/eliminations .........................         4,059       14          2,513        7          4,962      14
                                                         -----------      ---    -----------      ---    -----------     ---
         Total depreciation and amortization .........   $    28,542      100    $    33,487      100    $    36,646     100
                                                         ===========      ===    ===========      ===    ===========     ===

Capital expenditures:
      Engineered building systems ....................   $    10,067       31    $    12,813       44    $     3,728      25
      Metal building components ......................        17,769       53          9,217       32          8,689      58
      Corporate/eliminations .........................         5,426       16          6,855       24          2,609      17
                                                         -----------      ---    -----------      ---    -----------     ---
         Total capital expenditures ..................   $    33,262      100    $    28,885      100    $    15,026     100
                                                         ===========      ===    ===========      ===    ===========     ===

Total assets:
      Engineered building systems ....................   $    88,673       10    $    97,130       11    $    85,915      10
      Metal building components ......................       352,136       41        380,312       44        343,112      41
      Corporate/eliminations .........................       415,558       49        391,479       45        409,785      49
                                                         -----------      ---    -----------      ---    -----------     ---
         Total assets ................................   $   856,367      100    $   868,921      100    $   838,812     100
                                                         ===========      ===    ===========      ===    ===========     ===

                                                                   FINANCIALS 27

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
NCI Building Systems, Inc.


We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. as of October 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at October 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                        /s/ ERNST & YOUNG LLP

                                        ERNST & YOUNG LLP




Houston, Texas
December 12, 2001



28 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

                             MANAGEMENT'S DISCUSSION
                      AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

                                                      Year Ended October 31
                                             --------------------------------------
                                               1999           2000           2001
                                             --------       --------       --------
Sales ..................................        100.0%         100.0%         100.0%
Cost of sales ..........................         74.4           74.8           77.7
    Gross profit .......................         25.6           25.2           22.3
Operating expenses .....................         14.0           14.0           15.2
Restructuring Charge ...................           --             --            0.3
                                             --------       --------       --------
Income from operations .................         11.6           11.2            6.8
Interest expense .......................         (3.8)          (3.8)          (3.5)
Other income, net ......................          0.5            0.2            0.1
                                             --------       --------       --------
    Income before
    income taxes .......................          8.3            7.6            3.4
Provision for
    income taxes .......................          3.4            3.2            1.7
                                             --------       --------       --------
Income before
    extraordinary loss .................          4.9            4.4            1.7
Extraordinary loss
    on debt refinancing,
    net of tax .........................         (0.1)            --             --
                                             --------       --------       --------
Net income .............................          4.8%           4.4%           1.7%
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

Products of both business segments are similar in basic raw materials used. Engineered building systems include the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of component products or services. The Company believes it has one of the broadest product offerings of metal building products in the industry.

Intersegment sales are based on weighted average costs, and consist primarily of products and services provided to the engineered buildings segment by the component segment, including painting and coating of hot rolled material. This provides better customer service, shorter delivery time and minimizes transportation costs to the customer. Segment information is included in the three-year comparison in Note 13 of the Financial Statements.

RESULTS OF OPERATIONS FOR
FISCAL 2001 COMPARED TO 2000

Consolidated sales for fiscal 2001 of $954.9 million declined by 6% compared to the prior year. The decline in sales resulted from the general slowdown in nonresidential construction, which began in March 2001 and the severe weather conditions which impacted sales in the first and second quarter of fiscal 2001. Based on


                                                                   FINANCIALS 29
available industry information, the Company believes that the industry decline was greater than 20% in 2001. Sales of $22.3 million were derived during fiscal 2001 from the inclusion of DOUBLECOTE for all of fiscal 2001 compared to only seven months in fiscal 2000 and the acquisition of Midland Metals in November 2000. The Company believes that it performed at a higher sales level than the industry due to increased market penetration and the addition of new customers, the expansion of its structural operations and the growth in new products, particularly its long bay building system. Intersegment sales of $36.6 million represent products and services provided by the metal building components segment, principally coating and painting services to the engineered buildings segment in fiscal 2001.

Engineered Building Systems sales declined by $19.3 million, or 6%, in fiscal 2001 as compared to fiscal 2000. This decline resulted from the industry decline in nonresidential construction. Although the industry declined by greater than 20%, the Company believes that increased market penetration and the increase in customer base allowed it to perform at a higher sales level than the industry in fiscal 2001. The expansion of the structural operations and growth of the long bay building systems product lessened the impact on the Company of the general decline in industry sales.

Operating income of this segment declined by 11% in fiscal 2001 compared to fiscal 2000 as a result of the decline in volume and less efficient utilization of its manufacturing facilities and higher fixed costs per dollar of sales. As a percent of sales, operating income in fiscal year 2001 was 13% compared to 14% in fiscal year 2000.

Metal Building Components sales declined by $44.1 million, or 6%, in fiscal 2001 compared to fiscal 2000. The acquisition of DOUBLECOTE in the middle of fiscal 2000 and the acquisition of Midland Metals early in fiscal 2001 lessened the impact of the decline compared to general industry activity.

Operating income of this segment declined by $36.1 million, or 42%, compared to fiscal 2000. The decline was greater than the sales decline due to heightened price competition, less efficient utilization of manufacturing facilities resulting from the lower sales volume and higher manufacturing costs, particularly utility costs in the coating operations which rose $3.4 million over the prior year.

Consolidated operating expenses, excluding the restructuring charge, increased by $2.6 million, or 2%, in fiscal year 2000. This increase related primarily to costs associated with health care, professional services and payroll costs which were not offset by an increase in volume. In October 2001, management announced a plan to realign its manufacturing capabilities to increase efficiencies, raise productivity, and lower operating expenses. The pretax restructuring charge of $2.8 million relates to the planned closing of five manufacturing facilities as part of this plan. This included a $2.1 million noncash charge for an identified impairment to plant, property and equipment for the expected loss on the sale of two of the five facilities. The actions are scheduled to be completed by the end of the first quarter of fiscal 2002 and are expected to save approximately $5.0 million in costs on an annual basis.

Consolidated interest expense of $33.1 million declined by $6.0 million compared to the prior year. This decline resulted from the reduction of debt in the current year and the decline in interest rates during the year


30 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

RESULTS OF OPERATIONS FOR
FISCAL 2000 COMPARED TO 1999

Consolidated sales for fiscal 2000 totaled $1.0 billion which represents an increase of 9% as compared to fiscal 1999 sales of $936.6 million. The 2000 fiscal year growth is attributable to increased market penetration, and new sales related to the new long bay building systems in the engineered buildings segment, additional revenues in the metal building components segment related to the acquisition of DOUBLECOTE and the related consolidation of its results for the last seven months of fiscal 2000. Intersegment sales of $47.1 million represent product and services provided by the metal building components segment, principally coating and painting services, to the engineered buildings segment in 2000.

Engineered Building Systems sales increased approximately 7% in fiscal 2000 as compared to fiscal 1999. This increase resulted from increased market penetration due to growth in the builder customer base and wider geographical distribution, as well as the introduction of our new long bay building systems. Operating income for fiscal 2000 remained consistent with fiscal 1999 and represented 11% of sales in fiscal 2000 and 12% in fiscal 1999. The slight deterioration in operating income margins is due primarily to the building systems absorption of non-capitalizable costs associated with the consolidation and relocation of our corporate headquarters, post-implementation costs associated with the management information systems, and an increase in employee related costs related to the increase in sales.

Metal Building Components sales increased in fiscal 2000 by 9% compared to fiscal 1999. The majority of this increase resulted from the DOUBLECOTE acquisition and the inclusion of DOUBLECOTE's sales for the last seven months of 2000. Operating income of this segment increased by $5.3 million or 8% in fiscal 2000 compared to fiscal 1999 and represented 11% of sales in both fiscal 2000 and 1999. This change is in line with the increase in sales volume.

Consolidated operating expenses increased $11.8 million, or 9%, in fiscal 2000 as compared to fiscal 1999 which was generally in line with the 9% increase in sales. As a percent of sales, operating expenses were 14% in fiscal 1999 and 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2001, the Company had working capital of $49.5 million compared to $56.8 million at the end of fiscal 2000. The decline in working capital resulted from the decline in receivables and inventory caused by the lower level of activity in the current fiscal year. During fiscal 2001, the Company generated $57.8 million in cash flow before changes in working capital components and reduced net working capital by $23.9 million. This cash flow was used to fund capital spending of $15.0 million and the acquisition of Midland Metals for $5.5 million. The balance of cash flow was used to reduce debt by $49.4 million for fiscal 2001.

During fiscal 2001, the Company sold its 50% interest in a joint venture for approximately $8.5 million of which $4.0 million was received in cash with the balance payable over a three year period.

Liquidity is funded from internally generated cash flow and, when necessary, from the senior credit facility. The Company has a senior credit facility from a syndicate of banks, which consists of (i) a five-year revolving credit facility of up to $200 million (outstanding balance of


                                                                   FINANCIALS 31

$122.8 million at October 31, 2001), (ii) a five-year term loan facility in the original principal amount of $200 million (outstanding balance of $83.8 million at October 31, 2001), and (iii) a $40.0 million term note (outstanding balance of $36.0 million at October 31, 2001). Loans bear interest, at the Company's option, as follows: (1) base rate loans at the base rate plus a margin that ranges from 0.0% to 0.5% and (2) LIBOR loans at LIBOR plus a margin that ranges from 0.75% to 2.0%. Base rate is defined as the higher of Bank of America, N.A. prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on its current ratios, the Company is paying a margin of 1.375% on LIBOR loans and 0.0% on base rate loans. At October 31, 2001, the Company had approximately $77.3 million in borrowing capacity under its senior credit facility.

Borrowings under the senior credit facility may be prepaid at any time without penalty. In addition, the Company may voluntarily reduce the unutilized portion of the revolver at any time, in certain agreed minimum amounts, without premium or penalty but subject to LIBOR breakage costs. Borrowings under the term loan are payable in successive quarterly installments, currently $11.3 million and gradually increasing to $12.5 million at maturity. Repayments on the term loan facilities may not be reborrowed by the Company.

The Company's obligations under the senior credit facility are secured by the pledge of all capital stock, partnership interests and other equity interests of the Company's domestic subsidiaries. All obligations are also guaranteed by each of the Company's domestic corporate subsidiaries and operating limited partner-ships. The senior credit facility contains customary financial and restrictive covenants with amounts and ratios negotiated between the Company and the lender.

The Company is required to make mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations. Further, under the senior credit facility the Company is subject to certain restrictions, including a restriction from paying cash dividends or making other cash distributions with respect to its common stock, other than repurchases of no more than $50 million of its common stock.

The Company also has $125 million in senior subordinated notes which mature on May 1, 2009. The notes have an interest rate of 9.25%.

The Company spent $15.0 million in capital additions in fiscal year 2001. The Company plans to spend approximately $16.0 million in fiscal year 2002. Delays or cancellation of planned projects or changes in economic outlook could increase or decrease capital spending from the amounts currently anticipated.

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


32 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

CRITICAL ACCOUNTING POLICIES

Revenue recognition

The Company recognizes revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped. Adequate provision is made, upon shipment, for estimated product returns and warranties. Costs associated with shipping and handling of products are included in cost of sales.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for bad debts, inventory reserves, and the contingencies described in Legal Proceedings below. Actual results could differ from those estimates.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"), and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. FAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company will apply FAS 142 beginning in the first fiscal quarter of 2002. Application of the nonamortization provisions of FAS 142 is expected to result in an increase in net income of $11.2 million ($0.60 per diluted share) in 2002. The Company will test goodwill for impairment using the two-step process prescribed in FAS 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of November 1, 2001 in the first fiscal quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first fiscal quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment or a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of November 1, 2001 and it does not expect that the adoption of the statement will have a significant impact on the Company's financial position and results of operations.


                                                                   FINANCIALS 33

LEGAL PROCEEDINGS

Commencing in April 2001, several class action lawsuits were filed against the Company and certain of our present officers in the United States District Court for the Southern District of Texas. The plaintiffs in the actions purport to represent purchasers of our common stock during various periods ranging from August 25, 1999 through April 12, 2001. The complaints assert various claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and seek unspecified amounts of compensatory damages, interest and costs, including legal fees. The Company denies the allegations in the complaints and intends to defend them vigorously. The lawsuits are at a very early stage. Consequently, it is not possible at this time to predict whether the Company will incur any liability or to estimate the damages, or the range of damages, if any, that the Company might incur in connection with such actions, or whether an adverse outcome could have a material adverse impact on our business, consolidated financial condition or results of operations.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposure related to changes in interest rates on its senior credit facility, which includes revolving credit notes and term notes. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under its senior credit facility, the Company may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months. At October 31, 2001, the Company had $242.5 million outstanding under its senior credit facility. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $2.4 million on an annual basis. The Company's objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared to fixed-rate borrowings.


34 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

                        QUARTERLY FINANCIAL INFORMATION
                           NCI BUILDING SYSTEMS, INC.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        First          Second         Third          Fourth
                                                                       Quarter        Quarter        Quarter        Quarter
                                                                      ----------     ----------     ----------     ----------
FISCAL YEAR 2000
      Sales .....................................................     $  232,052     $  232,766     $  272,749     $  280,757
      Gross profit ..............................................     $   57,328     $   59,459     $   67,723     $   72,112
      Income before taxes .......................................     $   13,797     $   15,574     $   20,493     $   27,409
      Net income ................................................     $    7,716     $    8,861     $   11,952     $   15,878
      Net income per common and
      common equivalent share: (1)
         Basic ..................................................     $      .42     $      .50     $      .67     $      .90
         Diluted ................................................     $      .41     $      .48     $      .66     $      .89

FISCAL YEAR 2001
      Sales .....................................................     $  216,562     $  208,184     $  259,114     $  271,017
      Gross profit ..............................................     $   50,130     $   46,128     $   59,421     $   57,524
      Income before income taxes ................................     $    4,750     $    2,454     $   14,083     $   11,399
      Net income(2) .............................................     $    2,842     $    1,245     $    7,108     $    5,340
      Net income per common and
      common equivalent share: (1,2)
         Basic ..................................................     $      .16     $      .07     $      .39     $      .29
         Diluted ................................................     $      .16     $      .07     $      .39     $      .29

(1) The sum of the quarterly income per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

(2) Includes restructuring charge of $2.8 million in the fourth quarter of 2001 ($1.8 million after tax).

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

Fiscal Year 2000                          High         Low        Fiscal Year 2001                             High         Low
----------------                        --------     --------     ----------------                           --------     --------
January 31 ........................     $  18.50     $  14.50     January 31 ...........................     $  22.50     $  15.44
April 30 ..........................     $  20.00     $  14.50     April 30 .............................     $  22.70     $   9.30
July 31 ...........................     $  21.13     $  16.75     July 31 ..............................     $  18.55     $  12.56
October 31 ........................     $  18.63     $  13.19     October 31 ...........................     $  17.95     $  11.00


                                                                   FINANCIALS 35

PLANT LOCATIONS:

Atwater, California
Caryville, Tennessee
Chandler, Arizona
Douglasville, Georgia
Ennis, Texas
Grapevine, Texas
Rome, New York
Houston, Texas (5)
Jackson, Mississippi (2)
Mattoon, Illinois
Tallapoosa, Georgia
Stafford, Texas
Oklahoma City, Oklahoma
Converse, Texas
Lubbock, Texas
Adel, Georgia
Salt Lake City, Utah
Hernando, Mississippi
Memphis, Tennessee
Nicholasville, Kentucky
Atlanta, Georgia
Colonial Heights, Virginia
Shelbyville, Indiana
Omaha, Nebraska
Tolleson, Arizona
Marietta, Georgia
Oskaloosa, Iowa
Monterrey, Mexico
Rancho Cucamonga, California


                           FORWARD LOOKING STATEMENTS

"This Annual Report contains forward-looking statements concerning the business and operations of the Company. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and factors include, but are not limited to, industry cyclicality and seasonality, adverse weather conditions, fluctuations in customer demand and other patterns, raw material pricing, competitive activity and pricing pressure, the ability to make strategic acquisitions accretive to earnings, and general economic conditions affecting the construction industry, as well as other risks detailed in our filings with the Securities and Exchange Commission, including its most recent annual and quarterly reports on Forms 10-K and 10-Q. The Company expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations."



36 NCI BUILDING SYSTEMS, INC. o 2001 ANNUAL REPORT

                        CORPORATE HEADQUARTERS
                          NCI BUILDING SYSTEMS
               10943 N. Sam Houston Parkway W.    SENIOR
                          Houston, Texas 77064    EXECUTIVES                             OFFICERS
                                  281-897-7788
                                                  JIMMIE D. ANDERSON                     A.R. GINN
                         COMMON STOCK TRANSFER    President, DBCI                        Chairman of the Board
                             AGENT & REGISTRAR
                                COMPUTER SHARE    CHARLES W. DICKINSON                   JOHNIE SCHULTE
                             INVESTOR SERVICES    Executive VP, Metal Components         President & Chief Executive Officer
                        2 North Lasalle Avenue
                       Chicago, Illinois 60602    MARK W. DOBBINS                        KENNETH W. MADDOX
                                                  VP, Metal Components                   Executive Vice President, Administration
                                 LEGAL COUNSEL
                      GARDERE WYNNE SEWELL LLP    KELLY R. GINN                          ROBERT J. MEDLOCK
                                                  President, Metal Components            Executive Vice President
                                      AUDITORS                                           Chief Financial Officer, Treasurer
                             ERNST & YOUNG LLP    RICHARD F. KLEIN
                                                  President, Metal Coaters               WILLIAM A. LAWRENCE
                                     FORM 10-K                                           VP and Controller
      The Company's Annual Report on Form 10-K    FREDERICK D. KOETTING
   Report for the year ended October 31, 2001,    President, Engineered Buildings        DONNIE R. HUMPHRIES
     as filed with the Securities and Exchange                                           Secretary
  Commission, is available without charge upon    TODD R. MOORE
request to Robert J. Medlock at the address of    VP, General Counsel                    DIRECTORS
   the Corporate Offices. The Company's common
stock is traded on the New York Stock Exchange    ALVAN E. RICHEY                        A.R. GINN (1)
          (NYSE) under the trading symbol NCS.    Executive VP, Engineered Buildings     Chairman of the Board

                                ANNUAL MEETING    KIM WELLS                              JOHNIE SCHULTE (1)
     The Annual Meeting of Shareholders of NCI    President, MESCO                       President & Chief Executive Office
Building Systems will be held at 10:00 a.m. on
  FRIDAY, MARCH 1, 2002, at the Johnie Schulte    WILLIAM M. YOUNG                       WILLIAM D. BREEDLOVE (2,3)
          Conference Center in Houston, Texas.    President, A&S                         Vice Chairman, Hoak Breedlove
  Shareholders of record as of JANUARY 2, 2002                                           Wesneski & Co.
        will be entitled to vote at this time.
                                                                                         SHELDON R. ERIKSON (2,3)
                                                                                         Chairman, President & Chief Executive
                                                                                         Officer of Cooper Cameron
                                                                                         Corporation

                                                                                         GARY L. FORBES (2,3)
                                                                                         Vice President, EQUUS Incorporate

                                                                                         W. BERNARD PIEPER (2,3)
                                                                                         Private Investor

(1) Executive Committee

(2) Compensation Committee

(3) Audit Committee