Form 10-K, Exhibit 13
period 2002-11-02
NCI BUILDING SYSTEMS INC
filed 2003-01-31
CIK 883902

                                                                      EXHIBIT 13

                       [NCI BUILDING SYSTEMS, INC. LOGO]
                                  [NCI PICTURE]
                               2002 ANNUAL REPORT

                        [NCI BUILDING SYSTEMS, INC. LOGO]

        A&S [LOGO]                     ABC [LOGO]                        AAS [LOGO]

      CLASSIC [LOGO]                  DBCI [LOGO]                     DOUBLECOTE [LOGO]

        IPS [LOGO]                    MBCI [LOGO]

                                                                       MIDLAND
       MESCO [LOGO]                 METALLIC [LOGO]                    METALS [LOGO]

   METAL COATERS                  METAL COATERS
OF CALIFORNIA, INC. [LOGO]         OF GEORGIA [LOGO]                  METAL PREP [LOGO]

                     MID-WEST STEEL [LOGO]         STEEL SYSTEMS [LOGO]

PLANT LOCATIONS

[MAP]

[PICTURE OF ANNUAL REPORT COVER]

ON THE COVER: Payton Construction of Boston built Campanelli Stadium in Brockton, MA. Steel was supplied by Barnes Buildings & Management Group, a Metallic Builder.

Photos(C) 2002. Courtesy of Warren Patterson Photography. Used by permission.

NCI TODAY

o    One of the largest producers of engineered metal building systems.

o    The largest producer/distributor of components for building construction.

o The largest supplier of metal roofs in a multi-billion dollar roofing industry.

o    A leading provider of metal and painting services.

o    An industry leader in growth, profitability and innovation.

o    A low-cost supplier.

BUSINESS DESCRIPTION

CONTINUED SUCCESS

NCI Building Systems is one of the largest manufacturers and marketers of metal building components and engineered metal building systems in North America. NCI offers one of the most metal product lines in the building industry, well-recognized brand names.

Through internal growth and strategic acquisitions, the company has compiled a record of revenue earnings growth well above the industry average. NCI is a leader in each of its key markets.

The Company is benefiting from a larger customer base, broader product lines, expanded geographic distribution, and increased manufacturing capacity. NCI's long term targets are 10% annual revenue 15% earnings growth and 25% return on assets based on its sound growth strategy and a relatively stable economic environment.

SELECTED FINANCIAL DATA

FISCAL YEAR      1993      1994      1995      1996      1997      1998(1)       1999           2000         2001          2002
               --------  --------  --------  --------  --------  --------      --------     ----------     --------      --------
Sales          $134,506  $167,767  $234,215  $332,880  $407,751  $675,331      $936,550     $1,018,324     $954,877      $953,442

Income before
extraordinary
loss and
cumulative
effect            6,333    10,256    17,032    24,814    27,887    37,318(2,4)   45,578(4)      44,407(4)    16,535(2,4)   32,122(4)

Income before
extraordinary
loss and
cumulative
effect per
diluted
share(3)            .48       .77      1.26      1.51      1.64      2.05(2,4)     2.39(4)        2.43(4)       .91(2,4)     1.72(4)

Working
Capital          15,511    16,885    31,687    51,958    76,746    58,393        59,254         56,913       49,461        80,157

Total Assets     46,733    63,373    83,082   158,326   196,332   823,537       856,367        868,921      838,812       721,265

Long-Term
Debt
(Noncurrent
portion)          1,899       326       278     1,730     1,679   444,477       397,062        374,448      321,250       291,050

Shareholders'
Equity(5)      $ 28,655  $ 39,682  $ 57,682  $116,175  $147,815  $223,612      $275,994     $  305,280     $330,343      $303,459

Average
Common Shares
(Assuming
dilution)(3)     13,156    13,390    13,530    16,455    17,085    18,192        19,100         18,286       18,265        18,692

(1)  1998 data includes the acquisition of MBCI in May 1998.

(2) Includes restructuring charges of $2.1 million ($1.3 million after tax, or $0.07 per diluted share) in 1998; and $2.8 million ($1.8 million after

(3) Share and per share data adjusted for effect of 3/2 stock split in October 1993 and 2/1 Goodwill stock split amortization of $5.9 million, $10.9 million, $10.6 million and $11.2 million (net of tax effect), or $0.32, $0.57,in July 1998.

(4) share, is included in income before extraordinary loss and cumulative effect of change in accounting principal in fiscal 1998, 1999, 2000 and 2001. Goodwill is no longer amortized beginning in fiscal 2002 in 3 to the Consolidated Financial Statements for additional information.

(5)  Historically, the Company has not paid dividends.

                                                              SHAREHOLDER LETTER

                                    [PICTURE]


FELLOW SHAREHOLDERS...

[NCI BUILDING SYSTEMS LOGO]

      Any investor looking at the Selected Financial Data inside the front cover of this annual report would probably reach the conclusion that fiscal 2002 was a very good year for NCI in which we achieved a noteworthy improvement in operating earnings compared with fiscal 2001. We would agree with that summary, but the year-to-year gain actually does not give fair credit to our performance when viewed against the competitive backdrop of perhaps the most difficult environment in recent memory for the metal construction industry.

                                                            SHAREHOLDER LETTER 1

  [BAR GRAPH]

TEN YEAR SALES
 (IN MILLIONS)

      Certainly, the recent demand for construction materials has been challenging; but fiscal 2002 was a year that began with clear signs of a recession and ended without much, if any, sustained improvement in the general tone of incoming orders. It was a year in which industry shipments were off by at least 10%, a decline that was sufficient to cause a number of our competitors to report losses and to force some to downsize and cutback their production and selling activities to conserve cash and in some cases, just to survive.

KEY COMPETITIVE ADVANTAGES HIGHLIGHTED

      We were not immune to the pressures that this slowdown created, but NCI has some fundamental advantages that enabled us to offset these forces and still show an increase in operating earnings, admittedly with revenues that were essentially unchanged from fiscal 2001. Those basic attributes that played such a pivotal role in our strong relative performance included the following:

o A decentralized organization focused on delivering consistently high customer service and operating as cost efficiently as possible.

o A nationwide network of plants and distribution centers designed to minimize transportation costs and place NCI close to our major markets.

o An integrated manufacturing process, including coil painting and coating, that provides not only significant, incremental profits but also valuable flexibility to meet demanding delivery schedules.

o The broadest line of metal construction products available from any single company, enabling us to be a single-source supplier for an extremely wide range of customers.

o Competitive leadership in marketing both entire systems for metal buildings as well as metal components used in repair and modernization projects and in new construction.

o A record of innovation in introducing new products that have enhanced the intrinsic advantages of metal construction techniques versus conventional building processes.

o A strong financial position with cash flow well in excess of our ongoing capital spending needs.

      NCI's competitive advantages position us to provide meaningful value to our customers and were especially important in our ability to achieve sustained profitability during fiscal 2002. We started the fiscal year with indications that the recession in the non-residential building industry was going to persist for at least several quarters. That indeed proved to be the case even after we entered spring 2002 when the seasonal factors that typically stimulate an increased pace of construction were not sufficient to reverse the slide in the industry figures. Still, we achieved a record for the year that included year-to-year gains in diluted earnings per share in each of the last three quarters. The required adoption of SFAS No. 142, a new accounting standard relating to the amortization of goodwill, did contribute to our bottom-line growth from a year ago; but even excluding that factor, we achieved higher earnings per share in each of those three periods versus the comparable year-earlier results. Even in the fourth quarter with revenues down 6 percent, we were aided by the cost reduction steps taken and reported a recovery in operating earnings per diluted share to $0.62 versus $0.29 in the fourth quarter of fiscal 2001.

RESOURCE REALLOCATION AND EXPANSION CONTRIBUTE TO EARNINGS IMPROVEMENT

During fiscal 2002 we realized further benefits



2 NCI BUILDING SYSTEMS, INC. o 2002 ANNUAL REPORT

                                                              SHAREHOLDER LETTER


during the industrywide slowdown to rationalize as a result of our efforts to rationalize capacity and lower operating expenses. This was not the typical downsizing alternative that many companies have been forced to execute because of the necessity of enhancing cash flow. For NCI, it was a series of actions intended...to realign our resources, gain more operating efficiency and improve customer service. We were careful to communicate to customers that this was not a retrenchment from any market but rather an opportunity, while incoming orders were soft, to shift certain equipment to other facilities and rationalize our operating scope by closing five of our then-40 facilities. In some areas where we closed a plant, our sales for fiscal 2002 were actually up from the prior year, affirming our intent to use this program to aid, not impede, our growth. In terms of operating efficiency, the facility changes implemented did lower costs and generate higher economies of scale. This was particularly noticeable in our coil painting line that serves not only NCI, but other customers as well. Having the capacity to paint and coat coil steel has proven to be a very important investment for NCI, enabling us to avoid an outsourcing process for others which significantly complicates their ability to guarantee delivery schedules.

     We also took advantage of our financial position to expand our geographical scope by opening a new components plant during the third fiscal quarter in Big Rapids, Michigan. This is an attractive area for our business where we already had established a marketing presence through shipments from other plants. Having a facility there is allowing us to offer improved customer service and thereby increase our penetration. This expansion is contributing positively to our growth. Against the backdrop of plant closures and operational cutbacks by others, this step also underscores our enthusiasm for the metal construction industry and the competitive edge our strong balance sheet affords us to expand selectively and economically, in this case by purchasing an existing building and moving available manufacturing equipment into it.

COMPONENTS COMPLEMENT METAL SYSTEMS AND FACILITATE CUSTOMER GROWTH

The addition of a strong metal components business four years ago through the acquisition of Metal Buildings Components, Inc. (MBCI) is continuing to prove a substantial positive assist to our overall marketing program. The benefit of being able to sell metal components to the market for repair and renovation projects has been especially helpful during the downturn in the pace of new construction that we are currently experiencing. We are also using this product breadth, which ranges from the largest steel structures to individual metal roof and wall components, to expand our customer base. Our business, like most, is one in which the best accounts are successful at least in part because they have a strong, well-established team of suppliers. At the same time, there are always opportunities to start new relationships. For fiscal 2002 as a whole, we added a significant number of new component customers and a 13% increase in new builders. We were coming off strong momentum from this same type of sales effort in fiscal 2001 and are very gratified with this ongoing trend that includes promising penetration with our national accounts program. The real significance of this effort is not so much what the incremental business totaled in fiscal 2002. Rather, we are optimistic about what the increasing business with these new accounts will mean to future sales. If we are successful in delivering value, NCI will supply more of these needs and increase our sales regardless of what the overall industry trends may be.


     [BAR GRAPH]
SHAREHOLDERS' EQUITY
    (IN MILLIONS)



                                                            SHAREHOLDER LETTER 3

POSITIVE CASH FLOW FUNDS FURTHER DEBT REDUCTION

      One of our key strategic goals for fiscal 2002 was to use our positive cash flow to reduce our debt further, while still funding the projects necessary to support future operations. We successfully reduced our debt by $70 million in fiscal 2002, following a reduction of $50 million in fiscal 2001. Borrowings at the close of the fiscal year were $297 million, equivalent to a reasonable debt-to-capital ratio of 49%. It is significant to note that our debt is down from $368 million at the end of fiscal 2001 and has declined 47% from $558 million in fiscal 1998, only four years ago. We should generate at least $50 million in free cash flow during fiscal 2003, providing options for managing our balance sheet and ensuring our flexibility to seize any business opportunities that satisfy our acquisition criteria and add to our long-term potential.

FURTHER IMPROVEMENTS EXPECTED IN FISCAL 2003

      As was the case a year ago, we face an uncertain, near-term outlook for non-residential construction spending. The upside leverage in our operating structure compounds the difficulty in translating any macro-economic picture into one for NCI. The 41% gain in diluted earnings per share in the fourth quarter of fiscal 2002, excluding the extraordinary loss on debt refinancing and the effect of SFAS No. 142, underscores how quickly that leverage can translate into significant year-to-year gains. One should especially note that the fourth quarter gain was achieved on 6% lower sales from the prior year, reflecting primarily the cost savings we realized from various actions during the year. We certainly remain positive about NCI's longer term potential and expect to participate fully in any sustained recovery in commercial construction. Our best guide for investors regarding annual earnings is that we believe our success in maintaining a low-cost operating structure and our active marketing programs should enable us in the next few years to achieve record yearly earnings, above the $2.39 per diluted share we attained as recently as three years ago. This is not a realistic target for fiscal 2003, but we believe it is definitely attainable at some future point for NCI.

      In closing, we would like to note that within the climate of new standards being promulgated for certification of financial statements, NCI's goal has always been to provide clear, straightforward and accurate guidance simultaneously to all investors.

      Finally, we would like to extend a sincere "thank you" to our shareholders, customers and our suppliers for your continued support. And, of course, thank you to the employees within NCI who were challenged by a year that was truly unlike any other that they have experienced while being a part of this Company. They responded well in a difficult environment, and we are very pleased with the high level of confidence and commitment that is being openly expressed within NCI about our potential for further recovery and for setting new highs in sales and income in the years ahead. Growth is indeed an integral part of the NCI culture, and we fully share this optimism about our longer term potential!

/s/ A. R. Ginn                         /s/ Johnie Schulte, Jr.

A. R. Ginn                             Johnie Schulte, Jr.
Chairman of the Board                  President and Chief Executive Officer



4 NCI BUILDING SYSTEMS, INC. o 2002 ANNUAL REPORT

                                                                  COMPANY REVIEW

                                    [PICTURE]


THE IMPORTANCE OF CHANGE

[NCI BUILDING SYSTEMS, INC. LOGO]


Virtually all companies affirm the importance of change, and many even embrace that concept by stating it explicitly in their corporate mission statements. At NCI change is a way of life. From an adjustment in the US interest rates to a new regime in a foreign land, the economic and political winds of change continually create new scenarios for American business. The evolution of the NCI business paradigm prompts the implementation of new procedures and new products to keep NCI on course for growth. Our history tells that story. We have embraced the concept of change and established open avenues of discussion for better ways to conduct business at NCI.


                                                                COMPANY REVIEW 5

                                    [PICTURE]



6 NCI BUILDING SYSTEMS, INC. o 2002 ANNUAL REPORT

                                                                  COMPANY REVIEW

                                   [PICTURES]


      NCI, a leader in the well-established, multi-billion dollar metal construction industry, has a record embracing change as a positive force. We too certainly struggle with identifying where change should occur and at times with implementing new processes, but we have not been reluctant to take steps that included a number of significant acquisitions, the introduction of new products and a realignment of facilities and personnel to have the strongest team possible. Founded as a marketer of complete systems for metal buildings, we are now one of the largest suppliers in the metal construction industry with a comprehensive product line covering not only systems for buildings exceeding one million square feet in size, but also a full line of metal components used for metal roof and wall systems, overhead doors and various trim accessories. Our growth through internal expansion as well as strategic acquisitions has included the addition of capacity for coating and painting metal coils that serves all of our needs and is marketed to other companies as well. NCI's integrated manufacturing operations provide a distinct competitive advantage over most of our competitors, reducing our costs and providing valuable flexibility for us to meet customers delivery requirements, regardless of how demanding they may be.

      One of the newly popular corporate maxims is total quality management where a business recognizes that the standards to be regarded as important are those set by its customers and not by its own strategic planners. This is not a new concept at NCI. We have long held that delivering a consistently high level of customer service was the vital factor in the equation for long-term growth and financial success. We work hard to listen to our customers who frequently identify new market niches which we can enter through innovative products. Our ability to respond to these needs, however, depends on several critical attributes including the following:

ONE-STOP SHOPPING

      With the broadest array of steel construction products, we provide "one-stop shopping" for anyone in the steel construction market. Our goal is delivering value; namely, providing consistently high quality products at competitive prices with dependable service. "Value" is an easy word to state but a deceptively difficult concept to execute.

                                                                COMPANY REVIEW 7

                                    [PICTURE]



8 NCI BUILDING SYSTEMS, INC. o 2002 ANNUAL REPORT

                                                                  COMPANY REVIEW

                                   [PICTURES]

      At NCI we recognize price as an important factor, but are committed to building relationships with our customers that recognize the role of other variables such as product innovation, consistent quality and dependable shipping schedules. We are proud of the long-term business dealings we have developed with some of the nation's largest builders who recognize that we must generate a sufficient return on our investments to allow us to support their very growth by maintaining modern facilities, up-to-date information systems and a record of product innovations.

NATIONWIDE MARKET COVERAGE

      Our 35 manufacturing plants and distribution centers provide virtually nationwide market coverage for both our metal components and metal building systems products. During fiscal 2002 we shifted resources within our plants to generate higher economies of scale and still maintain the same high level of market service. We were one of the few companies in our industry to expand during this period. Through our new metal components facility in Michigan, we are increasing our share in that market in a move that strongly reinforces our confidence in the additional growth potential of the overall metal construction market.

METAL COIL COATING/PAINTING AND INTEGRATION

      As we have grown, one of our goals has been to become vertically integrated by adding capacity to the areas that play a major role in the production of our products. One of the most important of these areas is the coating and painting of light gauge steel coils. Although building such capacity requires a considerable investment, we have successfully added sufficient manufacturing equipment to meet our own needs and to market these services to others. We allocate a majority of our capacity to meet NCI's own requirements; and by owning our coating/painting assets, we can better control our inventories and meet customers' delivery needs. During fiscal 2002, we shifted certain equipment to gain higher economies of scale from our coating/painting equipment and were rewarded by a positive contribution to earnings from this portion of our business. Having sufficient demand to operate these facilities continuously is essential to achieving a positive return, and we


                                                                COMPANY REVIEW 9

                                    [PICTURE]



10 NCI BUILDING SYSTEMS, INC. o 2002 ANNUAL REPORT

                                                                  COMPANY REVIEW

                                   [PICTURES]

believe that NCI's market position in coil painting and coating now affords us a strong competitive position in this service area that will account for an increasing share of our sales and earnings in the future.

MARKETING INNOVATION

      Our history includes the introduction of numerous new products and services that not only added incremental sales, but also expanded the basic use of metal construction products. One of the best examples of this is the "pier and header" technique introduced in fiscal 2001 for constructing self-storage warehouses. The lower cost and added convenience of metal construction products have been essential to the fast-growing popularity of these storage facilities, and our proprietary system allows customers to erect these warehouses more quickly and safely with features that allow more storage room. In the metal components area, another good example of our innovation is our development of processes to manufacture larger panels as well as insulated ones that make metal buildings practical alternatives to panels built with conventional techniques in colder geographic regions. During fiscal 2002, we added the ability to manufacture these insulated panels with an acrylic-based, textured finish that increases architectural appeal.

      Other examples of NCI's drive to increase our market share include the introduction of structural beams and trusses for large structures. As metal continues to grow in popularity within the entire building industry, items such as these beams and trusses will facilitate the construction of large buildings such as major distribution centers and sports arenas. We entered the growing market for entire, large-scale building systems through our Long Bay System, first marketed three years ago. Although the recession has slowed the growth in new construction of these facilities, most consider this a temporary pause in a long-term record of growth. Our Long Bay System is supporting our national accounts program, designed to build relationships between NCI and major customers. We have long worked with a variety of builders and are confident about the opportunity for us to gradually build a strong position in this market niche.


                                                               COMPANY REVIEW 11

                                                                  COMPANY REVIEW

                                   [PICTURES]

CHANGING FOR THE FUTURE

      Helping our employees realize their full potential is imperative to NCI's future. We continue to emphasize the importance of ongoing training for all of our managers and have more recently extended these classes to customers seeking to learn more about using metal construction products. Although no one activity or initiative ensures our future success as a corporation, investing in programs that challenge our employees to do their best - and equipping them with the tools to execute their responsibilities - is perhaps the best way to guarantee that NCI will surmount its future challenges. Most analysts expect metal products to continue accounting for an increasing share of the total market for construction products. We concur with that assessment and have proven the flexibility of the NCI organization not just to adapt to different market conditions but to be a catalyst for change. We are indeed excited about the longer term outlook for NCI.


                                    [PICTURE]



12 NCI BUILDING SYSTEMS, INC o 2002 ANNUAL REPORT

                                    Return on Assets is defined as operating income divided by average operating assets used in the business. NCI's management and directors are thoroughly convinced that this ratio is the best measure of operating performance. Tight control over inventory, receivables, and fixed investments is as important as, and interrelated to, the income statement. Return on Assets is a proxy for cash flow, which can reward shareholders with undiluted growth.


                                                            FINANCIAL REVIEW  13

                        CONSOLIDATED STATEMENTS OF INCOME
                           NCI BUILDING SYSTEMS, INC.
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Fiscal year ended...                                                       October 31, 2000  October 31, 2001  NOVEMBER 2, 2002
--------------------                                                       ----------------  ----------------  ----------------

Sales ...................................................................   $    1,018,324    $      954,877    $      953,442
Cost of sales ...........................................................          761,702           741,674           740,577
                                                                            --------------    --------------    --------------
      Gross profit ......................................................          256,622           213,203           212,865
Selling, general and administrative expenses ............................          131,484           133,331           140,641
Goodwill amortization ...................................................           11,468            12,232                --
Restructuring charge ....................................................               --             2,815                --
                                                                            --------------    --------------    --------------
      Income from operations ............................................          113,670            64,825            72,224
Interest expense ........................................................          (39,069)          (33,090)          (21,591)
Other income, net .......................................................            2,672               951             1,459
                                                                            --------------    --------------    --------------
      Income before income taxes, extraordinary loss and
      cumulative effect of change in accounting principle ...............           77,273            32,686            52,092
Provision for income taxes ..............................................           32,866            16,151            19,970
                                                                            --------------    --------------    --------------
      Income before extraordinary loss and cumulative
      effect of change in accounting principle ..........................           44,407            16,535            32,122
Extraordinary loss on debt financing, net of tax ........................               --                --              (808)
Cumulative effect of change in accounting principle, net of tax .........               --                --           (65,087)
                                                                            --------------    --------------    --------------
Net income (loss) .......................................................   $       44,407    $       16,535    $      (33,773)
                                                                            ==============    ==============    ==============

Income (loss) per share:
   Basic:
      Income before extraordinary loss and cumulative
      effect of change in accounting principle ..........................   $         2.48    $          .91    $         1.74
      Extraordinary loss on debt refinancing, net of tax ................               --                --             (0.04)
      Cumulative effect of change in accounting principle, net of tax ...               --                --             (3.52)
                                                                            --------------    --------------    --------------
      Net income (loss) .................................................   $         2.48    $          .91    $        (1.82)
                                                                            ==============    ==============    ==============
   Diluted:
      Income before extraordinary loss and cumulative
      effect of change in accounting principle ..........................   $         2.43    $          .91    $         1.72
      Extraordinary loss on debt refinancing, net of tax ................               --                --             (0.04)
      Cumulative effect of change in accounting principle, net of tax ...               --                --             (3.49)
                                                                            --------------    --------------    --------------
     Net income (loss) ..................................................   $         2.43    $          .91    $        (1.81)
                                                                            ==============    ==============    ==============

See accompanying notes to the consolidated financial statements.

14  2002 ANNUAL REPORT

                           CONSOLIDATED BALANCE SHEETS
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)

                                                                                         October 31, 2001  NOVEMBER 2, 2002
                                                                                         ----------------  ----------------
ASSETS
Current assets:
    Cash and cash equivalents .........................................................   $       21,125    $        9,530
    Accounts receivable, net ..........................................................          107,981            94,956
    Inventories .......................................................................           72,464            68,445
    Deferred income taxes .............................................................            5,884             7,448
    Prepaid expenses ..................................................................            5,553             6,129
                                                                                          --------------    --------------
         Total current assets .........................................................          213,007           186,508
Property, plant and equipment, net ....................................................          224,593           205,334
Excess of cost over fair value of acquired net assets .................................          387,268           318,247
Other assets ..........................................................................           13,944            11,176
                                                                                          --------------    --------------
         Total assets .................................................................   $      838,812    $      721,265
                                                                                          ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt .................................................   $       46,250    $        6,250
    Accounts payable ..................................................................           72,426            49,012
    Accrued compensation and benefits .................................................           11,897            22,418
    Other accrued expenses ............................................................           32,973            28,671
                                                                                          --------------    --------------
         Total current liabilities ....................................................          163,546           106,351
Long-term debt, noncurrent portion ....................................................          321,250           291,050
Deferred income taxes .................................................................           23,673            20,405

Shareholders' equity:
    Preferred stock, $1 par value, 1.0 million shares authorized, none outstanding ....               --                --
    Common stock, $.01 par value, 50.0 million shares authorized; 18.6 million
         shares and 18.7 million shares issued in 2001 and 2002, respectively .........              186               187
    Additional paid-in capital ........................................................           95,649            97,903
    Retained earnings .................................................................          239,461           205,688
    Treasury stock; (0.3 million and 0.02 million
    shares in 2001 and 2002, respectively), at cost ...................................           (4,953)             (319)
                                                                                          --------------    --------------
         Total shareholders' equity ...................................................          330,343           303,459
                                                                                          --------------    --------------
         Total liabilities and shareholders' equity ...................................   $      838,812    $      721,265
                                                                                          ==============    ==============

See accompanying notes to the consolidated financial statements.

                                                             FINANCIAL REVIEW 15

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)

                                               Common       Additional        Retained      Treasury     Shareholders'
                                                Stock     Paid-In Capital     Earnings        Stock          Equity
                                             ----------   ---------------    ----------    ----------    -------------

Balance, October 31, 1999 ................   $      186   $        97,289    $  178,519    $       --    $     275,994
Treasury stock purchases .................           --                --            --       (20,416)         (20,416)
Proceeds from exercise
    of stock options .....................           --               122            --            --              122
Treasury stock used for
    stock option exercises ...............           --              (843)           --         1,442              599
Tax benefit from stock option exercises ..           --               319            --            --              319
Treasury stock used for contribution
    to 401(k) plan .......................           --               337            --         3,918            4,255
Net income ...............................           --                --        44,407            --           44,407
                                             ----------   ---------------    ----------    ----------    -------------

Balance, October 31, 2000 ................          186            97,224       222,926       (15,056)         305,280
Treasury stock purchases .................           --                --            --          (909)            (909)
Treasury stock used for
    stock option exercises ...............           --            (3,219)           --         6,239            3,020
Tax benefit from stock option exercises ..           --             1,619            --            --            1,619
Treasury stock issued for debt payment ...           --               (48)           --           422              374
Treasury stock used for contribution
    to 401(k) plan .......................           --                73            --         4,351            4,424
Net income ...............................           --                --        16,535            --           16,535
                                             ----------   ---------------    ----------    ----------    -------------

Balance, October 31, 2001 ................          186            95,649       239,461        (4,953)         330,343
Treasury stock purchases .................           --                --            --          (175)            (175)
Treasury stock used for stock
    option exercises .....................           --            (1,007)           --         3,938            2,931
Tax benefit from stock option exercises ..           --               825            --            --              825
Common stock issued for contribution
    to 401(k) plan .......................            1             2,435            --            --            2,436
Treasury stock used for contribution
    to 401(k) plan .......................           --                 1            --           871              872
Net loss .................................           --                --       (33,773)           --          (33,773)
                                             ----------   ---------------    ----------    ----------    -------------
BALANCE, NOVEMBER 2, 2002 ................   $      187   $        97,903    $  205,688    $     (319)   $     303,459
                                             ==========   ===============    ==========    ==========    =============

See accompanying notes to the consolidated financial statements.

16  2002 ANNUAL REPORT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           NCI BUILDING SYSTEMS, INC.
                                 (IN THOUSANDS)

Fiscal year ended...                                                October 31, 2000    October 31, 2001    NOVEMBER 2, 2002
--------------------                                                ----------------    ----------------    ----------------
Cash flows from operating activities:
    Net income (loss) ...........................................   $         44,407    $         16,535    $        (33,773)

    Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
        Cumulative effect of change in accounting
        principle, net of tax ...................................                 --                  --              65,087
        Extraordinary loss on debt refinancing, net of tax ......                 --                  --                 808
        Depreciation and amortization ...........................             33,487              36,646              24,928
        (Gain) loss on sale of fixed assets .....................               (201)                166                (782)
        Restructuring charge ....................................                 --               2,815                  --
        Provision for doubtful accounts .........................              2,645               2,396               2,743
        Deferred income tax provision (benefit) .................              1,494                (799)               (895)

    Changes in operating assets and liabilities,
    net of effect of acquisitions:
        Accounts, notes and other receivables ...................             (7,403)              8,991              10,282
        Inventories .............................................             (1,472)             16,181               4,019
        Prepaid expenses ........................................             (2,056)              1,991                (576)
        Accounts payable ........................................              7,856              (6,149)            (23,414)
        Accrued expenses ........................................             (5,917)              2,921              11,330
                                                                    ----------------    ----------------    ----------------
    Net cash provided by operating activities ...................             72,840              81,694              59,757

Cash flows used in investing activities:
        Proceeds from sale of fixed assets ......................                383                 103               5,788
        Proceeds from sale of joint venture .....................                 --               4,000                  --
        Acquisition of DOUBLECOTE, L.L.C ........................            (24,408)                 --                  --
        Acquisition of Midland Metals, Inc. .....................                 --              (5,521)                 --
        Changes in other noncurrent assets ......................              2,780                 145                (521)
        Capital expenditures ....................................            (28,885)            (15,026)             (9,175)
                                                                    ----------------    ----------------    ----------------
    Net cash used in investing activities .......................            (50,130)            (16,299)             (3,908)

Cash flows used in financing activities:
      Proceeds from stock options exercised .....................                721               3,020               2,931
      Net borrowings (payments) on revolving lines of credit ....             20,145              (6,938)            (75,450)
      Borrowings on long-term debt ..............................                 --                  --             125,000
      Payments on long-term debt ................................            (36,250)            (42,442)           (119,750)
      Purchase of treasury stock ................................            (20,416)               (909)               (175)
                                                                    ----------------    ----------------    ----------------
    Net cash used in financing activities .......................            (35,800)            (47,269)            (67,444)

Net increase (decrease) in cash and cash equivalents ............            (13,090)             18,126             (11,595)

Cash at beginning of period .....................................             16,089               2,999              21,125
                                                                    ----------------    ----------------    ----------------

Cash at end of period ...........................................   $          2,999    $         21,125    $          9,530
                                                                    ================    ================    ================

See accompanying notes to the consolidated financial statements.

                                                             FINANCIAL REVIEW 17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           NCI BUILDING SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting Entity

These financial statements include the operations and activities of NCI Building Systems, Inc. and its subsidiaries (the "Company") after the elimination of intercompany accounts and balances. The Company designs, manufactures and markets metal building systems and components primarily for non-residential construction use. During 2002, the Company adopted a revised accounting calendar which incorporates a four-four-five week calendar each quarter with year end on the Saturday closest to October 31. The year end for fiscal 2002 is November 2, 2002.

(b) Revenue Recognition

The Company recognizes revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. Adequate provision is made, upon shipment, for estimated product returns and warranties. Costs associated with shipping and handling of products are included in cost of sales.

(c) Accounts Receivable and Related Allowance

The Company reports accounts receivable net of the allowance for doubtful accounts of $3.9 million and $5.7 million at October 31, 2001 and November 2, 2002, respectively. Trade accounts receivable are the result of sales of building systems and components to customers throughout the United States and affiliated territories including international builders who resell to end users. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

(d) Inventories

Inventories are stated at the lower of cost or market value, using specific identification or the weighted-average method for steel coils and other raw materials.

The components of inventory are as follows:

                                          October 31, 2001   NOVEMBER 2, 2002
                                          ----------------   ----------------
                                                    (in thousands)
Raw materials .........................   $         55,310   $         49,064
Work in process and finished goods ....             17,154             19,381
                                          ----------------   ----------------
                                          $         72,464   $         68,445
                                          ================   ================

During fiscal 2002, the Company purchased approximately 76% of its steel requirements from National Steel Corporation, Bethlehem Steel Corporation and U.S. Steel. No other steel supplier accounted for more than 8% of steel purchases for the same period.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Computer software developed or purchased for internal use is depreciated using the straight-line method over its estimated useful life.

Depreciation expense for the fiscal years ended 2000, 2001 and 2002 was $19.0 million, $22.4 million and $22.9 million, respectively.

Property, plant and equipment consist of the following:

                                          October 31, 2001    NOVEMBER 2, 2002
                                          ----------------    ----------------
                                                     (in thousands)
Land ..................................   $         12,920    $         11,700
Buildings and improvements ............            113,918             111,991
Machinery, equipment and furniture ....            152,685             152,719
Transportation equipment ..............              4,008               3,679
Computer software and equipment .......             31,552              32,325
                                          ----------------    ----------------
                                                   315,083             312,414
Less accumulated depreciation .........            (90,490)           (107,080)
                                          ----------------    ----------------
                                          $        224,593    $        205,334
                                          ================    ================

18  2002 ANNUAL REPORT

Estimated useful lives for depreciation are:
   Buildings and improvements........................ .... 10-40 years
   Machinery, equipment and furniture...................... 5-13 years
   Transportation equipment................................ 3-10 years
   Computer software and equipment.......................... 3-7 years

(f) Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the fiscal years ended 2000, 2001 and 2002 was $37.2 million, $29.9 million and $28.9 million, respectively. Income taxes paid, including refunds and prepayments, for the years ended October 31, 2000, 2001 and November 2, 2002 was $42.9 million (of which $11.7 million related to 1999, but was payable in 2000), $12.1 million (of which $4.5 million related to 2000, but was payable in 2001) and $18.9 million (of which $3.5 million related to 2001, but was payable in 2002), respectively. Noncash investing or financing activities included: $2.3 million for the 2000 401(k) plan contributions through the third quarter of fiscal 2000, and $1.9 million for the related 1999 contributions which were paid in common stock in 2000; $2.5 million for the 2001 401(k) plan contributions through the third quarter of fiscal 2001, and $1.9 million for the related 2000 contributions which were paid in common stock in 2001; $2.4 million for the 2002 401(k) plan contributions through the third quarter of fiscal 2002, and $0.9 million for the related 2001 contributions which were paid in common stock in 2002.

(g) Goodwill

The Company reviews the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by the Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of the Company's assets and result in a non-cash impairment charge. Some factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of the Company's use of the acquired assets or the strategy for its overall business and significant negative industry or economic trends. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flow, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques. Refer to Note 3 for additional discussion of the adoption of SFAS No. 142. (h) Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for bad debts, inventory reserves, accruals for employee benefits, warranties and certain contingencies. Actual results could differ from those estimates.

(i) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $3.1 million, $3.5 million and $2.5 million in fiscal 2000, 2001 and 2002, respectively.

(j) Long-Lived Assets

Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the asset's carrying amount. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. Assets held for disposal are measured at the lower of carrying value or estimated fair value, less costs to sell.

(k) Stock-Based Compensation

The Company uses the intrinsic value method in accounting for its stock-based employee compensation plans.

(l) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(m) Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 as of November 1, 2001, and the adoption of the statement did not have a significant impact on the Company's financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 will generally require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. Extraordinary treatment will be required for certain extinguishments as provided in APB No. 30, Reporting the Results of Operations. Accordingly, gains or losses from

                                                             FINANCIAL REVIEW 19
extinguishments of debt for fiscal years beginning after May 15, 2002 will not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB No. 30. Upon adoption, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB No. 30 for such classification will be reclassified to conform with the provisions of SFAS No. 145. During the fourth quarter of fiscal 2002, the Company refinanced their debt and wrote off $1.2 million ($0.8 million after tax) of unamortized deferred financing costs and classified the loss as an extraordinary item. Upon adoption of SFAS No. 145, the Company will evaluate the appropriateness of income statement classification of the loss.


In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company does not expect that the adoption of the statement will have a significant impact on the Company's financial position and results of operations.

During November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 00-21, Multiple-Deliverable Revenue Arrangements, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company does not expect that the adoption will have a significant impact on the Company's financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25, Accounting for Stock Issued to Employees. The Company is currently evaluating whether to adopt the provisions of SFAS No. 148 relating to the SFAS No. 123 fair value method of accounting for stock-based employee compensation.

2. LONG-TERM DEBT

                                            October 31, 2001   NOVEMBER 2, 2002
                                            ----------------   ----------------
                                                       (in thousands)

Five-year revolving credit line with
banks bearing interest at rates of
30-day and 90-day LIBOR plus 1.375%
(weighted average interest rate of 4.9%
at October 2001), maturing on July 1,
2003 .....................................  $        122,750   $             --

Five-year term loan payable to banks
bearing interest at a rate of 90-day
LIBOR plus 1.375% (4.0% at October 31,
2001) repayable beginning on October 31,
1998, in quarterly installments
beginning with $7.5 million and
gradually increasing to $12.5 million on
the maturity date, July 1,
2003 .....................................            83,750                 --

Term note payable to banks bearing
interest at a rate of 90-day LIBOR plus
1.375% (4.0% at October 31, 2001),
maturing on July 1, 2003 .................            36,000                 --

Five-year revolving credit line with
banks bearing interest at rates of
30-day and 90-day LIBOR plus 2.5%
(weighted average interest rate of 4.7%
at November 2, 2002), maturing on
September 15, 2007 .......................                --             47,300

Six-year term loan payable to banks
bearing interest at a rate of 90-day
LIBOR plus 3.25% (5.1% at November 2,
2002) repayable beginning on December
31, 2002, in quarterly installments of
$1.6 million with a final payment of
$89.1 million on the maturity date,
September 15, 2008........................                --            125,000

Unsecured senior subordinated notes
bearing interest at a rate of 9.25%,
maturing on May 1, 2009 ..................           125,000            125,000
                                            ----------------   ----------------
                                                     367,500            297,300

Current portion of long-term debt ........           (46,250)            (6,250)
                                            ----------------   ----------------
                                            $        321,250   $        291,050
                                            ================   ================

Aggregate required principal reductions are as follows for the respective fiscal years (in thousands):

     2003.................................       $   6,250
     2004.................................           6,250
     2005.................................           6,250
     2006.................................           6,250
     2007 and thereafter..................         272,300
                                                 ---------
                                                 $ 297,300
                                                 =========

On September 15, 2002, the Company had a senior credit facility with a syndicate of banks, which consisted of (i) a five-year revolving credit facility of up to $200 million (outstanding balance of $83.8 million at September 15, 2002), (ii) a five-year term loan facility in the original principal amount of $200 million (outstanding balance of $50.0 million at September 15, 2002) and (iii) a $40 million term note (outstanding balance of $34.1 million at September 15, 2002).

20  2002 ANNUAL REPORT

On September 16, 2002, the Company completed a $250 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full the then existing credit facility. The new facility includes a $125 million, five-year revolving loan maturing on September 15, 2007 and a $125 million, six-year term loan maturing on September 15, 2008. The term loan requires mandatory prepayments of $1.6 million each quarter beginning in December 2002 with a final payment of $89.1 million at maturity.

The new senior credit facility is secured by security interests in (1) accounts receivable, inventory and equipment and assets related thereto such as related software, chattel paper, instruments and contract rights of the Company (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of the direct and indirect operating domestic subsidiaries of the Company.

The new senior credit agreement includes covenants which, among other things, limit certain debt ratios and require minimum interest coverage and the maintenance of a minimum net worth. The new senior credit agreement also limits the amount of permitted spending for capital additions, the repurchase of stock, payment of dividends, the disposition of assets and the amount of investments and other indebtedness.

Borrowings under the new senior credit facility may be prepaid and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. The Company is required to make mandatory prepayments on the new senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations. These prepayments must first be applied to the term loan and then to reduction of the revolving commitment. The Company also is required to reduce the capacity of the revolver by $25 million if it issues an additional series of its senior subordinated notes due May 1, 2009, and in any event by December 31, 2005.

Loans on the new senior credit facility bear interest, at the Company's option, as follows: (1) base rate loans at the base rate plus a margin that fluctuates based on the Company's leverage ratio and ranges from 1.0% to 1.75% on the revolving loan and from 2.0% to 2.25% on the term loan and (2) LIBOR loans at LIBOR plus a margin that fluctuates based on the Company's leverage ratio and ranges from 2.0% to 2.75% on the revolving loan and from 3.0% to 3.25% on the term loan. Base rate is defined as the higher of Bank of America, N.A. prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves.

In addition, the Company has outstanding $125 million of unsecured senior subordinated notes, which mature on May 1, 2009. The notes bear interest at 9.25%. The indenture governing the Company's senior subordinated notes includes covenants which, among other things, limit the repurchase of stock, the payment of cash dividends, the disposition of assets and the amount of investments and other indebtedness.

As a result of the September 16, 2002 refinancing of the senior credit facility, unamortized deferred financing costs of $1.2 million ($0.8 million after tax effect of $0.4 million) were written off during the fourth quarter of fiscal 2002. At October 31, 2001 and November 2, 2002, the remaining unamortized balance in deferred financing costs was $5.9 million and $5.8 million, respectively.

At November 2, 2002, the Company had approximately $75 million in unused borrowing capacity (net of outstanding letters of credit of $3 million) under the new senior credit facility, of which a total of $20 million could be utilized for standby letters of credit.

At November 2, 2002, the fair value of the Company's long-term debt, based on current interest rates and quoted market prices was $297.8 million, compared with the carrying amount of $297.3 million.

3. ADOPTION OF SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS"

Effective November 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company historically evaluated goodwill for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company determined the fair value of each reporting unit by using a combination of present value and multiple of earnings valuation techniques and compared it to each reporting unit's carrying value. The Company completed the first step during

                                                             FINANCIAL REVIEW 21
the second quarter which indicated that goodwill recorded in the metal building components segment was impaired as of November 1, 2001. Due to the potential impairment, the Company then completed step two of the test to measure the amount of the impairment. Based on that analysis, a transitional impairment loss of $67.4 million ($65.1 million after tax effect of $2.3 million) was recognized as a cumulative effect of a change in accounting principle.

The following tables reflects the Company's comparative income before the cumulative effect of the change in accounting principle and goodwill amortization under SFAS No. 142 (in thousands):

Fiscal year ended...                               October 31, 2000   October 31, 2001   NOVEMBER 2, 2002
--------------------                               ----------------   ----------------   ----------------
Reported income before cumulative effect of
change in accounting principle(1) ..............   $         44,407   $         16,535   $         31,314

Add back: Goodwill amortization, net of tax ....             10,565             11,229                 --
                                                   ----------------   ----------------   ----------------
Adjusted income before cumulative effect of
change in accounting principle .................             54,972             27,764             31,314

Cumulative effect of change in accounting
principle, net of tax ..........................                 --                 --            (65,087)
                                                   ----------------   ----------------   ----------------
Adjusted net income (loss) .....................   $         54,972   $         27,764   $        (33,773)
                                                   ================   ================   ================

Basic income (loss) per share:

Reported income before cumulative effect of
change in accounting principle(1) ..............   $           2.48   $            .91   $           1.70

Add back:  Goodwill amortization, net of tax ...                .59                .62                 --
                                                   ----------------   ----------------   ----------------
Adjusted income before cumulative effect of
change in accounting principle .................               3.07               1.53               1.70

Cumulative effect of change in accounting
principle, net of tax ..........................                 --                 --              (3.52)
                                                   ----------------   ----------------   ----------------
Adjusted net income (loss) .....................   $           3.07   $           1.53   $          (1.82)
                                                   ================   ================   ================
Diluted income (loss) per share:

Reported income before cumulative effect of
change in accounting principle(1) ..............   $           2.43   $            .91   $           1.68

Add back: Goodwill amortization, net of tax ....                .58                .61                 --
                                                   ----------------   ----------------   ----------------
Adjusted income before cumulative effect of
change in accounting principle .................               3.01               1.52               1.68

Cumulative effect of change in accounting
principle, net of tax ..........................                 --                 --              (3.49)
                                                   ----------------   ----------------   ----------------
Adjusted net income (loss) .....................   $           3.01   $           1.52   $          (1.81)
                                                   ================   ================   ================

(1) For fiscal year ended November 2, 2002, reported income before cumulative effect of change in accounting principle includes an extraordinary loss on debt refinancing of $1.2 million ($0.8 million after tax) or $0.04 per diluted share. Refer to Note 2 for further discussion of the debt refinancing.

The following table displays the changes in the carrying amount of goodwill by operating segment for the fiscal year ended November 2, 2002 (in thousands):

                                      Balance                      Adjusted Balance     Transitional                     BALANCE
                                 November 1, 2001  Allocation(2)   November 1, 2001  Impairment Charge   Other(3)   NOVEMBER 2, 2002
                                 ----------------  -------------   ----------------  -----------------   --------   ----------------

Engineered Building Systems ..   $          7,762  $     110,920   $        118,682   $             --   $     --   $        118,682

Metal Building Components ....              6,919        261,667            268,586            (67,359)    (1,662)           199,565

Corporate ....................            372,587       (372,587)                --                 --         --                 --
                                 ----------------  -------------   ----------------   ----------------   --------   ----------------
Total ........................   $        387,268  $          --   $        387,268   $        (67,359)  $ (1,662)  $        318,247
                                 ================  =============   ================   ================   ========   ================

(2) Allocation refers to the reclassification of goodwill from corporate to the engineered building systems segment and metal buildings components segment. SFAS No. 142 requires the review of prior acquisitions to determine reasonableness of goodwill. Prior to adoption of SFAS No. 142, goodwill resulting from acquisitions was considered on a consolidated basis.

(3) Other refers to a purchase accounting adjustment to goodwill associated with a contingency that was resolved during fiscal 2002 relating to a specifically identified deferred tax asset from a prior acquisition.

22  2002 ANNUAL REPORT

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Taxes on income from continuing operations consist of the following:

Fiscal year ended...          October 31, 2000   October 31, 2001    NOVEMBER 2, 2002
                              ----------------   ----------------    ----------------
                                                  (in thousands)
Current
   Federal ................   $         28,501   $         15,319    $         18,821
   State ..................              2,871              1,631               2,044
                              ----------------   ----------------    ----------------
   Total current ..........             31,372             16,950              20,865

Deferred
   Federal ................              1,378               (734)               (833)
   State ..................                116                (65)                (62)
                              ----------------   ----------------    ----------------
   Total deferred .........              1,494               (799)               (895)
                              ----------------   ----------------    ----------------

   Total provision ........   $         32,866   $         16,151    $         19,970
                              ================   ================    ================

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

Fiscal year ended...          October 31, 2000    October 31, 2001    NOVEMBER 2, 2002
                              ----------------    ----------------    ----------------

Statutory federal
   income tax rate ........               35.0%               35.0%               35.0%
State income taxes ........                2.7%                3.1%                2.5%
Non-deductible
   goodwill amortization ..                4.1%               10.1%                 --
Other .....................                0.7%                1.2%                0.8%
                              ----------------    ----------------    ----------------
Effective tax rate ........               42.5%               49.4%               38.3%
                              ================    ================    ================

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                           October 31, 2001    NOVEMBER 2, 2002
                                           ----------------    ----------------
                                                       (in thousands)
Deferred tax assets:
   Inventory ...........................   $          1,095    $          1,627
   Bad debt reserve ....................              1,371               1,992
   Accrued insurance reserves ..........              1,764               2,624
   Warranty reserve ....................              1,050               1,405
   Restructuring and impairment ........              1,042                 617
   Accrued and deferred compensation ...                715               1,393
   Other reserves ......................                569                 568
                                           ----------------    ----------------
Total deferred tax assets ..............              7,606              10,226

Deferred tax liabilities:
   Depreciation and amortization .......             22,094              21,061
   Other ...............................              3,301               2,122
                                           ----------------    ----------------

Total deferred tax liabilities .........             25,395              23,183
                                           ----------------    ----------------

Net deferred tax liability .............   $        (17,789)   $        (12,957)
                                           ================    ================

Other accrued expenses include accrued income taxes of $1.1 million at October 31, 2001 and $2.1 million at November 2, 2002.

5. OPERATING LEASE COMMITMENTS

Total rental expense incurred from operating non-cancelable leases for the fiscal years ended 2000, 2001 and 2002 was $7.0 million, $7.3 million and $6.9 million, respectively. Aggregate minimum required annual payments on long-term operating leases at November 2, 2002 were as follows for the respective fiscal years (in thousands):

         2003 ..............................   $    4,106
         2004 ..............................   $    3,090
         2005 ..............................   $    2,135
         2006 ..............................   $    1,128
         2007 ..............................   $      729

6. SHAREHOLDERS' RIGHTS PLAN

In June 1998, the Board of Directors adopted a Shareholders' Rights Plan in which one preferred stock purchase right ("Right") was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one one-hundredth (1/100th) of a share of newly authorized Series A Junior Participating Preferred Stock at an exercise price of $62.50. Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 20% or more of the common shares. In the event that a person or group acquires 20% or more of the common shares, the Rights enable dilution of the acquiring person's or group's interest by providing for a 50% discount on the purchase of common shares by the non-controlling shareholders.

The Company will generally be entitled to redeem the Rights at $0.005 per Right at any time before a person or group acquires 20% or more of the common shares. Rights will expire on June 24, 2008, unless earlier exercised, redeemed or exchanged.

7. SHAREHOLDERS' EQUITY

On November 3, 1999, the Company's Board of Directors authorized the repurchase of 1.0 million shares of the Company's common stock, and an additional 1.5 million shares on November 7, 2000. Subject to applicable federal securities law, such purchases occur at times and in amounts that the Company deems appropriate. No time limit was placed on the duration of the repurchase program. Shares

                                                            FINANCIAL REVIEW  23
repurchased are reserved primarily for later re-issuance in connection with the Company's stock option and 401(k) profit sharing plans. As of November 2, 2002, the Company had repurchased 1.3 million shares of its common stock for $21.5 million since the inception of the repurchase program in November 1999.

Changes in treasury common stock, at cost, were as follows:

                                            Number of Shares       Amount
                                            ----------------    ------------
                                                       (in thousands)
Balance, October 31, 2000 ................               893    $     15,056
   Purchases .............................                63             909
   Issued in exercise of stock options ...              (370)         (6,239)
   Issued for debt payment ...............               (25)           (422)
   Issued in 401(k) contributions ........              (260)         (4,351)
                                             ---------------    ------------

Balance, October 31, 2001 ................               301           4,953
   Purchases .............................                12             175
   Issued in exercise of stock options ...              (240)         (3,938)
   Issued in 401(k) contributions ........               (53)           (871)
                                             ---------------    ------------
BALANCE, NOVEMBER 2, 2002 ................                20    $        319
                                             ===============    ============

8. STOCK OPTION PLAN

The Board of Directors has approved an employee stock option plan under which both statutory and non-statutory options may be granted. All options granted through November 2, 2002 are non-statutory options. This plan permits the future granting of stock options as an incentive and reward for key management personnel. At October 31, 2001 and November 2, 2002, a total of 1.4 million shares and 1.0 million shares, respectively, were available under this plan for the future grant of options. Shares subject to options that expire or terminate without exercise become available for further grants of options. Options expire ten years from date of grant. Generally, the right to acquire the option shares is earned in 25% increments over the first four years of the option period. Stock option transactions during 2000, 2001 and 2002 are as follows (in thousands, except per share amounts):

                                     Number      Weighted Average
                                   of Shares       Exercise Price
                                 ------------    ----------------
Balance - October 31, 1999 ...          1,701    $          15.23
    Granted ..................            503               15.88
    Cancelled ................           (217)             (19.00)
    Exercised ................           (103)              (7.02)
                                 ------------    ----------------

Balance - October 31, 2000 ...          1,884    $          15.42
    Granted ..................            313               16.60
    Cancelled ................           (164)             (19.83)
    Exercised ................           (370)              (8.17)
                                 ------------    ----------------

Balance - October 31, 2001 ...          1,663    $          16.82
    Granted ..................            491               16.01
    Cancelled ................            (53)             (19.00)
    Exercised ................           (239)             (12.21)
                                 ------------    ----------------
BALANCE - NOVEMBER 2, 2002 ...          1,862    $          17.14
                                 ============    ================

Options exercisable at fiscal years ended 2000, 2001 and 2002 were 1.1 million,
0.9 million and 1.0 million, respectively. The weighted average exercise prices for options exercisable at fiscal years ended 2000, 2001 and 2002 were $13.05, $16.29 and $17.98, respectively. Exercise prices for options outstanding at November 2, 2002 range from $6.25 to $28.13. The weighted average remaining contractual life of options outstanding at November 2, 2002 is 6.9 years.

The following summarizes additional information concerning outstanding options as of November 2, 2002:

Options Outstanding

    Range of        Number of    Weighted Average    Weighted Average
Exercise Prices      Options      Remaining Life      Exercise Price
---------------     ---------    ----------------    ----------------

$  6.25 - 11.50        93,500        1.8 years       $           8.25
$ 12.00 - 15.75     1,004,570        7.3 years       $          15.10
$ 16.38 - 28.13       764,152        7.0 years       $          20.90
                    ---------
                    1,862,222
                    =========

Options Exercisable

   Range of                    Number of                Weighted Average
Exercise Prices                 Options                  Exercise Price
---------------                ---------                ----------------
$  6.25 - 11.50                  93,500                 $           8.25
$ 12.00 - 15.75                 404,124                 $          14.76
$ 16.38 - 28.13                 460,298                 $          22.77
                               --------
                                957,922
                               ========

In accordance with the terms of APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, the Company records no compensation expense for its stock option awards. The following disclosure provides pro forma information as if the fair value based method had been applied in measuring compensation expense. The weighted average grant-date fair value of options granted during 2000, 2001 and 2002 was $9.49, $11.89 and $10.56, respectively. These values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: no expected dividend, expected volatility of 50.0% for 2000, 71.8% for 2001, and 62.7% for 2002, risk-free interest rates ranging from 6.2% to 6.8% for 2000, 5.1% to 5.3% for 2001, and 4.6% to 4.9% for 2002 and
expected lives of 7 years.

24  2002 ANNUAL REPORT

The pro forma impact on income and earnings per share is as follows (in thousands, except per share data):

Fiscal year ended                 October 31, 2000   October 31, 2001   NOVEMBER 2, 2002
-----------------                 ----------------   ----------------   ----------------

Reported income before
extraordinary loss and
cumulative effect of change
in accounting principle .......             44,407   $         16,535   $         32,122

Pro forma compensation
expense, net of tax ...........              1,490              1,690              2,170
                                  ----------------   ----------------   ----------------

Pro forma income before
extraordinary loss and
cumulative effect of change
in accounting principle .......   $         42,917   $         14,845   $         29,952
                                  ================   ================   ================
Pro forma basic
income per share ..............   $           2.40   $           0.82   $           1.62

Pro forma diluted
income per share ..............   $           2.36   $           0.82   $           1.62

Because options vest over several years and additional option grants are expected, the effects of these calculations are not likely to be representative of similar future calculations.

9. NET INCOME PER SHARE

Basic and diluted net income per share computations were derived using the following information:

Fiscal year ended...                   Oct. 31, 2000   Oct. 31, 2001   NOV.  2, 2002
--------------------                   -------------   -------------   -------------
                                           (in thousands, except per share data)
Income before extraordinary loss
and cumulative effect of change
in accounting principle ............   $      44,407   $      16,535   $      32,122

Extraordinary loss, net of tax .....              --              --            (808)

Cumulative effect of change in
accounting principle, net of tax ...              --              --         (65,087)
                                       -------------   -------------   -------------
       Net income (loss) ...........          44,407          16,535         (33,773)

Interest, net of tax, on
convertible debenture
assumed converted ..................              66              27              --
                                       -------------   -------------   -------------
Adjusted net income (loss) .........   $      44,473   $      16,562   $     (33,773)
                                       =============   =============   =============

Weighted average common
shares outstanding .................          17,904          18,075          18,512

       Common stock equivalents:
           Stock options ...........             282             148             180
           Convertible debenture ...             100              42              --
                                       -------------   -------------   -------------
Weighted average common
shares outstanding, assuming
dilution ...........................          18,286          18,265          18,692
                                       =============   =============   =============

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan (the "Savings Plan") which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant's salary. No other contributions may be made to the Savings Plan. Contributions expense for the fiscal years ended 2000, 2001 and 2002 was $3.7 million, $3.5 million and $3.6 million, respectively, for contributions to the Savings Plan.

11. ACQUISITIONS

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

12. RESTRUCTURING

In October 2001, management announced a plan to realign its manufacturing capabilities to increase efficiencies, raise productivity and lower operating expenses. The pretax restructuring charge of $2.8 million relates to the planned closing of five manufacturing facilities as part of this plan. This included a $2.1 million non-cash charge for an identified impairment to property, plant and equipment for the expected loss on the sale of two of the five facilities. The actions were substantially completed by the end of the first quarter of fiscal 2002. During fiscal 2002, the Company recognized a gain of $1.3 million ($0.8 million after tax) for the sale of certain real estate and equipment associated with the restructuring. The remaining two facilities, not yet sold, have a net carrying value of $2.9 million and the Company does not anticipate a selling price significantly different from this amount.

13. CONTINGENCIES

The Company's primary steel suppliers, Bethlehem Steel Corporation and National Steel Corporation, filed for protection under Federal Bankruptcy laws on October 15, 2001, and March 6, 2002, respectively. During fiscal 2002, the Company purchased approximately 63%, respectively, of its steel requirements from these two suppliers. The Company does not maintain an inventory of steel in excess of its current production requirements. Should both companies cease operations, essential supply of primary raw materials could be temporarily interrupted.

                                                            25  FINANCIAL REVIEW

The Company believes that its other primary steel supplier, U.S. Steel, can meet its demand for steel if its supply from Bethlehem Steel and/or National Steel is interrupted.

As a result of the Company's restatement of its financial results for the last half of fiscal 1999, all of fiscal 2000 and the first quarter of fiscal 2001, several class action lawsuits were filed against the Company and certain of its current officers in the United States District Court for the Southern District of Texas, commencing in April 2001. The plaintiffs in the actions purport to represent purchasers of NCI common stock during various periods ranging from August 25, 1999 through April 12, 2001. The lawsuits were consolidated into one class action lawsuit on August 16, 2001. On January 10, 2002, the court appointed lead plaintiffs for the consolidated lawsuit. The lead plaintiffs filed a consolidated amended complaint on February 1, 2002. In the consolidated complaint the plaintiffs allege, among other things, that during the financial periods that were restated the Company made materially false and misleading statements about the status and effectiveness of a management information and accounting system used by its components division and costs associated with that system, failed to assure that the system maintained books and records accurately reflecting inventory levels and costs of goods sold, failed to maintain internal controls on manual accounting entries made to certain inventory-related accounts in an effort to correct the data in the system, otherwise engaged in improper accounting practices that overstated earnings, and issued materially false and misleading financial statements. The plaintiffs further allege that the individual defendants traded in the Company's common stock while in possession of material, non-public information regarding the foregoing. The plaintiffs in the consolidated complaint assert various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and seek unspecified amounts of compensatory damages, interest and costs, including legal fees. On March 15, 2002, the Company filed its Motion to Dismiss Plaintiffs' Amended Consolidated Class Action Complaint and Memorandum in Support. The Motion to Dismiss is currently pending before the court. The Company and the individual defendants deny the allegations in the complaint and intend to defend against them vigorously. The consolidated lawsuit is at a very early stage. Consequently, at this time the Company is not able to predict whether it will incur any liability in excess of insurance coverages or to estimate the damages, or the range of damages, if any, that the Company might incur in connection with the lawsuit, or whether an adverse outcome could have a material adverse impact on its business, consolidated financial condition or results of operations.

The Company is involved in various other legal proceedings and contingencies that are considered to be in the ordinary course of business. The Company believes that these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

14. BUSINESS SEGMENTS

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

26  2002 ANNUAL REPORT

                        Summary Financial Databy Segment
                           NCI BUILDING SYSTEMS, INC.
                       (IN THOUSANDS, except percentages)

                                                          2000          %          2001          %          2002          %
                                                      ------------    -----    ------------    -----    ------------    -----

Sales to outside customers:
    Engineered building systems ...................   $    337,849       33    $    320,789       34    $    317,926       33
    Metal building components .....................        680,475       67         634,088       66         635,516       67
    Intersegment sales ............................         51,869        5          43,620        5          44,725        5
    Corporate/eliminations ........................        (51,869)      (5)        (43,620)      (5)        (44,725)      (5)
                                                      ------------    -----    ------------    -----    ------------    -----
        Total net sales ...........................   $  1,018,324      100    $    954,877      100    $    953,442      100
                                                      ============    =====    ============    =====    ============    =====

Operating income:(1)
    Engineered building systems ...................   $     48,446       14    $     43,827       14    $     28,695        9
    Metal building components .....................         96,099       14          60,746       10          70,407       11
    Restructuring charge ..........................             --       --          (2,815)      --              --       --
    Corporate/eliminations ........................        (30,875)      --         (36,933)      --         (26,878)      --
                                                      ------------    -----    ------------    -----    ------------    -----
        Total operating income ....................   $    113,670       11    $     64,825        7    $     72,224        8
                                                      ============    =====    ============    =====    ============    =====

Property, plant and equipment, net:
    Engineered building systems ...................   $     48,530       21    $     48,424       22    $     44,006       21
    Metal building components .....................        161,733       70         156,977       70         144,971       71
    Corporate .....................................         20,779        9          19,192        8          16,357        8
                                                      ------------    -----    ------------    -----    ------------    -----
        Total property, plant and equipment, net ..   $    231,042      100    $    224,593      100    $    205,334      100
                                                      ============    =====    ============    =====    ============    =====

Depreciation and amortization:(1)
    Engineered building systems ...................   $      8,134       24    $      8,008       22    $      6,401       26
    Metal building components .....................         13,208       39          13,367       36          13,859       56
    Corporate .....................................         12,145       37          15,271       42           4,668       18
                                                      ------------    -----    ------------    -----    ------------    -----
        Total depreciation and amortization .......   $     33,487      100    $     36,646      100    $     24,928      100
                                                      ============    =====    ============    =====    ============    =====

Capital expenditures:
    Engineered building systems ...................   $     12,813       44    $      3,728       25    $      1,589       17
    Metal building components .....................          9,217       32           8,689       58           6,691       73
    Corporate .....................................          6,855       24           2,609       17             895       10
                                                      ------------    -----    ------------    -----    ------------    -----
        Total capital expenditures ................   $     28,885      100    $     15,026      100    $      9,175      100
                                                      ============    =====    ============    =====    ============    =====

Total assets:(2)
    Engineered building systems ...................   $    102,322       12    $     93,094       11    $    206,429       29
    Metal building components .....................        380,312       44         343,112       41         468,667       65
    Corporate/eliminations ........................        386,287       44         402,606       48          46,169        6
                                                      ------------    -----    ------------    -----    ------------    -----
        Total assets ..............................   $    868,921      100    $    838,812      100    $    721,265      100
                                                      ============    =====    ============    =====    ============    =====

(1) Operating income and depreciation and amortization were impacted in fiscal 2002 due to the adoption of SFAS No.142 which prohibits the amortization of goodwill.

(2) Changes in total assets from 2001 to 2002 were primarily attributable to allocation of goodwill in accordance with SFAS No. 142 as discussed in Note 3.

                                                             FINANCIAL REVIEW 27

                         REPORT OF INDEPENDENT AUDITORS
                           NCI BUILDING SYSTEMS, INC.

The Board of Directors and Shareholders
NCI Building Systems, Inc.

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. as of November 2, 2002 and October 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended November 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at November 2, 2002 and October 31, 2001 and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended November 2, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, effective November 1, 2001, the Company changed its method of accounting for goodwill.

                                   /s/ ERNST & YOUNG LLP

Houston, Texas
December 10, 2002

28  2002 ANNUAL REPORT

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
                           NCI BUILDING SYSTEMS, INC.

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

Fiscal year ended...                           Oct. 31, 2000      Oct. 31, 2001       NOV. 2, 2002
                                              --------------     --------------     --------------
Sales .....................................            100.0%             100.0%             100.0%
Cost of sales .............................             74.8               77.7               77.7
                                              ==============     ==============     ==============
    Gross profit ..........................             25.2               22.3               22.3
Selling, general and
    administrative expenses ...............             12.9               13.9               14.7
Goodwill amortization .....................              1.1                1.3                 --
Restructuring Charge ......................               --                0.3                 --
                                              --------------     --------------     --------------
Income from operations ....................             11.2                6.8                7.6
Interest expense ..........................             (3.8)              (2.3)              (3.5)
Other income, net .........................              0.2                0.1                0.2
                                              --------------     --------------     --------------
    Income before income taxes,
    extraordinary loss and cumulative
    effect of change in accounting
    principle .............................              7.6                3.4                5.5
Provision for income taxes ................              3.2                1.7                2.1
                                              --------------     --------------     --------------
Income before extraordinary loss
    and cumulative effect of change
    in accounting principle ...............              4.4                1.7                3.4
Extraordinary loss on debt
    refinancing, net of tax                               --                 --               (0.1)
Cumulative effect of change in
    accounting principle, net of tax ......               --                 --               (6.8)
                                              --------------     --------------     --------------
Net income (loss) .........................              4.4              %1.7%               (3.5)%
                                              ==============     ==============     ==============

SUPPLEMENTARY BUSINESS SEGMENT INFORMATION

The Company's various product lines have been aggregated into two business segments: engineered building systems and metal building components. These aggregations are based on the similar nature of the products, distribution of products, and management and reporting for those products within the Company. Both segments operate primarily in the non-residential construction market. Sales and earnings are influenced by general economic conditions, the level of non-residential construction activity, roof repair and retrofit demand and the availability and terms of financing available for construction. The reporting segments follow the same accounting policies used for the Company's consolidated financial statements.

Products of both business segments are similar in basic raw materials used. Engineered building systems include the manufacturing of structural framing and value added engineering and drafting, which are typically not part of component products or services. The Company believes it has one of the broadest product offerings of metal building products in the industry.

Intersegment sales are based on weighted average costs, and consist primarily of products and services provided to the engineered buildings segment by the component segment, including painting and coating of hot rolled material. This provides better customer service, shorter delivery time and minimizes transportation costs to the customer. Segment information is included in the three-year comparison in Note 14 of the consolidated financial statements.

RESULTS OF OPERATIONS FOR FISCAL 2002 COMPARED TO 2001

Consolidated sales for fiscal 2002 were $953.4 million compared with $954.9 million for fiscal 2001. Sales were flat despite a continued slowdown in non-residential construction. Many companies in the metal construction industry have shown declines in the past years and this trend has continued through fiscal 2002. Various trade reports have estimated that spending on non-residential construction declined at least 10% in 2002. The Company believes that it performed at a higher sales level than the

                                                            FINANCIAL REVIEW  29
industry due to its continued ability to increase market penetration, the expansion of its structural operations and the growth in new products. Intersegment sales of $44.7 million represent products and services provided by the metal building components segment, principally components sales to the engineered buildings segment in fiscal 2002.

Engineered Building Systems' sales were $317.9 million for fiscal 2002 compared with $320.8 million for fiscal 2001. The sales were down slightly due to the industry decline in non-residential construction. There has been an overall decline in larger, more expensive projects and increased focus on smaller, more complex projects.

Operating income of the engineered building systems segment declined in fiscal 2002 by 35%, to $28.7 million, compared to $43.8 million in the prior year. This decline resulted from lower selling prices due to competition, higher cost of engineering and drafting due to an increase in the complexity of orders and higher freight costs. As a percent of sales, operating income in fiscal year 2002 was 9% compared to 14% in fiscal 2001.

Metal Building Components' sales for fiscal 2002 were $635.5 million compared to $634.1 million for fiscal 2001. Sales were up slightly despite the double-digit decline in the industry due to additional market penetration.

Operating income of the metal building components segment increased $9.7 million, or 16%, to $70.4 million, in fiscal 2002 compared to $60.7 million in the prior year. This increase was attributable to increased plant efficiencies resulting from the plant closures implemented in the first quarter.

Selling, general and administrative expenses, consisting of engineering and drafting, selling and administrative costs, increased 5%, to $140.6 million in fiscal 2002 compared to $133.3 million in the prior year. This increase was mainly attributable to cost increases in the areas of employee benefits, particularly health care, general insurance, bonuses and engineering and drafting costs. As a percent of sales, selling, general and administrative expenses for fiscal 2002 were 15% compared to 14% for fiscal 2001, excluding goodwill amortization in the prior year.

Consolidated interest expense for fiscal 2002 decreased by 35%, to $21.6 million compared to $33.1 million for the prior year. This decline resulted from lower average interest rates in fiscal 2002 and a decrease in outstanding debt for the period of $70.2 million.

Other income, net includes a gain of $1.3 million ($0.8 million after tax) in fiscal 2002 resulting from the sale of three facilities and related equipment which were associated with the restructuring actions and closure of five plants in October 2001.

Other matters

Effective November 1, 2001, the Company adopted SFAS No. 142. In accordance with this standard, the Company ceased amortization of all goodwill as of the effective date. This resulted in a favorable impact to consolidated pre-tax income from operations of $12.2 million and to net income of $11.2 million ($.61 per diluted share) for the year ended November 2, 2002.

During the second quarter of fiscal 2002, the Company completed the transitional review for goodwill impairment required under SFAS No. 142. This review indicated that goodwill recorded in the metal building components segment was impaired as of November 1, 2001. Accordingly, the Company measured and recognized a transitional impairment charge of $67.4 million ($65.1 million after tax) as a cumulative effect of a change in accounting principle. See Note 3 of the "Notes to Consolidated Financial Statements" for additional discussion of the impact of this statement on the Company's consolidated financial statements.

On September 16, 2002, the Company completed a $250 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full the then existing credit facility. The new facility includes a $125 million, five-year revolving loan maturing on September 15, 2007 and a $125 million, six-year term loan maturing on September 15, 2008. The Company borrowed approximately $46 million under the new revolving loan and $125 million under the new term loan to repay the then current senior bank indebtedness outstanding. As a result of this debt restructuring of the senior credit facility, there were unamortized deferred financing costs of $1.2 million ($0.8 million after tax) written off during the fourth quarter of fiscal 2002.

RESULTS OF OPERATIONS FOR
FISCAL 2001 COMPARED TO 2000

Consolidated sales for fiscal 2001 of $954.9 million declined by 6% compared to the prior year. The decline in sales resulted from the general slowdown in non-residential construction, which began in March 2001 and the severe weather conditions which impacted sales in the first and second quarter of fiscal 2001. Based on available industry information, the Company believes that the industry decline was greater than 20% in 2001. Sales of $22.3 million were derived during fiscal 2001 from the inclusion of DOUBLECOTE for all of fiscal 2001 compared to only seven months in fiscal 2000 and the acquisition of Midland Metals in November 2000. The Company believes that it performed at a higher sales level than the industry due to increased market penetration and the addition of new customers, the expansion of its structural operations and the growth in new products, particularly its long bay building system. Intersegment sales of $43.6 million represent products and services provided by the

30  2002 ANNUAL REPORT
metal building components segment, principally components sales to the engineered buildings segment in fiscal 2001.

Engineered Building Systems sales declined by $17.1 million, or 5%, in fiscal 2001 as compared to fiscal 2000. This decline resulted from the industry decline in nonresidential construction. Although the industry declined by greater than 20%, the Company believes that increased market penetration and the increase in customer base allowed it to perform at a higher sales level than the industry in fiscal 2001. The expansion of the structural operations and growth of the long bay building systems product lessened the impact on the Company of the general decline in industry sales.

Operating income of this segment declined by 10% in fiscal 2001 compared to fiscal 2000 as a result of the decline in volume and less efficient utilization of its manufacturing facilities and higher fixed costs per dollar of sales. As a percent of sales, operating income was 14% for fiscal years 2001 and 2000.

Metal Building Components sales declined by $46.4 million, or 7%, in fiscal 2001 compared to fiscal 2000. The acquisition of DOUBLECOTE in the middle of fiscal 2000 and the acquisition of Midland Metals early in fiscal 2001 lessened the impact of the decline compared to general industry activity.

Operating income of this segment declined by $35.4 million, or 37%, compared to fiscal 2000. The decline was greater than the sales decline due to heightened price competition, less efficient utilization of manufacturing facilities resulting from the lower sales volume and higher manufacturing costs, particularly utility costs in the coating operations which rose $3.4 million over the prior year.

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

Consolidated interest expense of $33.1 million declined by $6.0 million compared to the prior year. This decline resulted from lower variable interest rates at October 31, 2001 compared to October 31, 2000 of 4.8% and 8.1%, respectively, and a decrease in outstanding debt for the period of $49.8 million.

LIQUIDITY AND CAPITAL RESOURCES

At November 2, 2002, the Company had working capital of $80.2 million compared to $49.5 million at the end of fiscal 2001. Net working capital at November 2, 2002 includes a reduction in current maturities of long-term debt of $40.0 million related to the debt refinancing discussed below and in Note 2 to the consolidated financial statements. Excluding this reduction, working capital would have been $40.2 million at November 2, 2002, a reduction of $9.3 million from the end of fiscal 2001. This decline resulted primarily from a cash reduction of $11.6 million used to reduce debt, an increase of $10.5 million in accrued compensation and benefits related to increased accruals for employee benefits, particularly bonuses, a decrease of $17.0 million to receivables and inventory, offset by a decrease in accounts payable of $23.4 million. During fiscal 2002, the Company generated cash flow from operations of $59.8 million. This cash flow, along with cash from the beginning of the period, was used to fund capital expenditures of $9.2 million and repay $70.2 million in debt under the Company's senior credit facilities.

On September 15, 2002, the Company had a senior credit facility with a syndicate of banks, which consisted of (i) a five-year revolving credit facility of up to $200 million (outstanding balance of $83.8 million at September 15, 2002), (ii) a five-year term loan facility in the original principal amount of $200 million (outstanding balance of $50.0 million at September 15, 2002) and (iii) a $40 million term note (outstanding balance of $34.1 million at September 15, 2002).

On September 16, 2002, the Company completed a $250 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full the then existing credit facility. The new facility includes a $125 million, five-year revolving loan maturing on September 15, 2007 and a $125 million, six-year term loan maturing on September 15, 2008. The term loan requires mandatory prepayments of $1.6 million each quarter beginning in December 2002 with a final payment of $89.1 million at maturity.

The new senior credit facility is secured by security interests in (1) accounts receivable, inventory and equipment and related assets such as software, chattel paper, instruments and contract rights of the Company (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of the direct and indirect operating domestic subsidiaries of the Company.

The new senior credit agreement includes covenants which, among other things, limit certain debt ratios and require minimum interest coverage and the maintenance of a minimum net worth. The new

                                                            FINANCIAL REVIEW  31
senior credit agreement also limits the amount of permitted spending for capital additions, the repurchase of stock, payment of cash dividends, the disposition of assets and the amount of investments and other indebtedness.

Borrowings under the new senior credit facility may be prepaid and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. The Company is required to make mandatory prepayments on the new senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations. These prepayments must first be applied to the term loan and then to the reduction of the revolving commitment. The Company also is required to reduce the revolving commitment by $25 million if it issues an additional series of its senior subordinated notes due May 1, 2009, and in any event by December 31, 2005.

Loans on the new senior credit facility bear interest, at the Company's option, as follows: (1) base rate loans at the base rate plus a margin that fluctuates based on the Company's leverage ratio and ranges from 1.0% to 1.75% on the revolving loan and from 2.0% to 2.25% on the term loan and (2) LIBOR loans at LIBOR plus a margin that fluctuates based on the Company's leverage ratio and ranges from 2.0% to 2.75% on the revolving loan and from 3.0% to 3.25% on the term loan. Base rate is defined as the higher of Bank of America, N.A. prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on its current leverage ratios, the Company will pay a margin of 1.5% on base rate loans and 2.5% on LIBOR loans under the revolving loan and a margin of 2.25% on base rate loans and 3.25% on LIBOR loans under the term loan.

At November 2, 2002, the Company had approximately $75 million in unused borrowing capacity (net of letters of credit outstanding of $3 million) under the new senior credit facility, of which a total of $20 million can be utilized for standby letters of credit.

In addition, the Company has outstanding $125 million of unsecured senior subordinated notes, which mature on May 1, 2009. The notes bear interest at 9.25%. The indenture governing the Company's senior subordinated notes includes covenants which, among other things, limit the repurchase of stock, the payment of cash dividends, the disposition of assets and the amount of investments and other indebtedness.

Under the most restrictive of the covenants limiting the Company's ability to pay cash dividends and repurchase capital stock, the Company had available approximately $4.8 million to use for those purposes at November 2, 2002.

Inflation has not significantly affected the Company's financial position or operations. Metal building components and engineered building systems sales are affected more by the availability of funds for construction than interest rates. No assurance can be given that inflation or interest rates will not fluctuate significantly, either or both of which could have an adverse effect on the Company's operations.

Liquidity in future periods will be dependent on internally generated cash flows, the ability to obtain adequate financing for planned capital expenditures of approximately $11 million and expansion when needed, and the amount of increased working capital necessary to support expected growth. Based on the current capitalization, it is expected that future cash flows from operations and availability of alternative sources of external financing should be sufficient to provide adequate liquidity for the foreseeable future. As of November 2, 2002, the Company had approximately $75 million (net of outstanding letters of credit of $3 million) in unused borrowing available under its senior credit facility, subject to compliance with the terms of these facilities.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in accordance with United States generally accepted accounting principles, which require the Company to make estimates and assumptions. The significant accounting policies of the Company are disclosed in Note 1 to the consolidated financial statements. The following discussion of critical accounting policies addresses those policies which are both important to the portrayal of the Company's financial condition and results of operations and require significant judgment and estimates. The Company bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition

The Company recognizes revenues when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. Adequate provision is made, upon shipment, for estimated product returns and other costs. Costs associated with shipping and handling of products are included in cost of sales.

Accruals for employee benefits

The Company is self insured for a substantial portion of the cost of employee group and medical insurance and for the cost of workers compensation benefits. The Company purchases insurance from

32  2002 ANNUAL REPORT
third parties which provides individual and aggregate stop loss protection for these costs. For health and medical costs, the Company uses estimates for incurred but unreported claims as of each balance sheet date. These estimates are based on current and historical experience in claims costs, known trends in health care cost and other information available from the third party insurance company which administers claims. For workers compensation costs, the Company monitors the number of accidents and the severity of such accidents to develop appropriate reserves for expected costs to provide both medical care and benefits during the period an employee is unable to work. These reserves are developed using third party estimates of the expected cost and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities. This statistical information is trended to provide estimates of future expected cost based on the factors developed from the Company's experience of actual claims cost compared to original estimates.

The Company believes that the assumptions and information used to develop these accruals provide the best basis for these estimates each quarter. However, significant changes in expected medical and health care costs, negative changes in the severity of previously reported claims or changes in legislative laws and statutes which govern the administration of these plans could have an impact on the determination of the amount of these accruals in future periods. For fiscal 2002, the Company expensed approximately $21 million for employee benefits and at November 2, 2002, the balance of the employee benefits accrual was $8.8 million.

Goodwill

The Company reviews the carrying values of its long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by SFAS No. 142. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of the Company's assets and result in a non-cash impairment charge. Some factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of the Company's use of the acquired assets or the strategy for its overall business and significant negative industry or economic trends. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flow, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques. At November 2, 2002, the total value of goodwill was $318.2 million.

As required by SFAS No. 142, goodwill must be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. The Company determined the fair value of each reporting unit by using a combination of present value and multiple of earnings valuation techniques and compared it to each reporting unit's carrying value. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed the first step during the second quarter of fiscal 2002 which indicated that goodwill recorded in the metal building components segment was impaired as of November 1, 2001. Due to the potential impairment, the Company then completed step two of the test to measure the amount of the impairment. Based on that analysis, a transitional impairment charge of $67.4 million ($65.1 million after tax) was recognized as a cumulative effect of a change in accounting principle. The Company updated this review at year end as required by SFAS No. 142 and identified no additional impairment of goodwill. See Note 3 of the consolidated financial statements for additional discussion of the adoption of SFAS No. 142.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While the Company believes these processes effectively address its exposure for doubtful accounts and credit losses have historically been within expectations, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded by the Company. The Company had bad debt expense of $2.7 million for fiscal 2002 and at November 2, 2002, the balance of the consolidated allowance for doubtful accounts was $5.7 million.

Contingencies

As discussed in Note 13 to the consolidated financial statements, the Company is involved in various legal proceedings and other contingencies and the Company records liabilities for these types of matters in accordance with Statement of Financial Accounting

                                                             33 FINANCIAL REVIEW

Standards No. 5, Accounting for Contingencies (SFAS No. 5). SFAS No. 5 requires a liability to be recorded based on the Company's estimates of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from the Company's estimates and an appropriate adjustment to income could be required in a future period.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 as of November 1, 2001, and the adoption of the statement did not have a significant impact on the Company's financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 will generally require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. Extraordinary treatment will be required for certain extinguishments as provided in APB No. 30, Reporting the Results of Operations. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 will not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB No. 30. Upon adoption, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB No. 30 for such classification will be reclassified to conform with the provisions of SFAS No. 145. During the fourth quarter of fiscal 2002, the Company refinanced their debt and wrote off $1.2 million ($0.8 million after tax) of unamortized deferred financing costs and classified the loss as an extraordinary item. Upon adoption of SFAS No. 145, the Company will evaluate the appropriateness of income statement classification of the loss.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company does not expect that the adoption of the statement will have a significant impact on the Company's financial position and results of operations.

During November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 00-21, Multiple-Deliverable Revenue Arrangements, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company does not expect that the adoption will have a significant impact on the Company's financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25, Accounting for Stock Issued to Employees. The Company is currently evaluating whether to adopt the provisions of SFAS No. 148 relating to the SFAS No. 123 fair value method of accounting for stock-based employee compensation.

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

34  2002 ANNUAL REPORT

The Company is involved in various other legal proceedings and contingencies that are considered to be in the ordinary course of business. The Company believes that these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposure related to changes in interest rates on its senior credit facility, which includes revolving credit notes and term notes. These instruments bear interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under its senior credit facility, the Company may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months. At November 2, 2002, the Company had $172.3 million outstanding under its senior credit facility. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $1.7 million on an annual basis. Based on October 31, 2001 outstanding floating rate debt, a one percent change in the interest rate would have caused a change in interest expense of approximately $2.4 million on an annual basis. The Company's objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared to fixed-rate borrowings.

GROWTH The company is dedicated to increasing its market share through strong marketing and low cost, quality manufacturing. Special niches that provide unusual profit and growth opportunities are sought. Overall profit growth of at least 15% per year is a strategic goal of the company with larger increments possible in the short-term. This growth may be internally generated or it may come from carefully selected acquisitions.

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

FORWARD LOOKING STATEMENTS

"This Annual Report contains forward-looking statements concerning the business and operations of the Company. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and factors include, but are not limited to, industry cyclicality and seasonality, adverse weather conditions, fluctuations in customer demand and other patterns, raw material pricing, competitive activity and pricing pressure, the ability to make strategic acquisitions accretive to earnings, and general economic conditions affecting the construction industry, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including its most recent annual and quarterly reports on Forms 10-K and 10-Q.The Company expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations."

                                                             35 FINANCIAL REVIEW

                         QUARTERLY FINANCIAL INFORMATION
                           NCI BUILDING SYSTEMS, INC.
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  First Quarter  Second Quarter   Third Quarter  Fourth Quarter
                                                                  -------------  --------------   -------------  --------------
FISCAL YEAR 2001
    Sales .....................................................   $     216,562   $     208,184   $     259,114   $     271,017
    Gross profit ..............................................   $      50,130   $      46,128   $      59,421   $      57,524
    Income before extraordinary loss and cumulative
        effect of change in accounting principle ..............   $       2,842   $       1,245   $       7,109   $       5,339
    Income before extraordinary loss and cumulative effect
        of change in accounting principle per share:(1),(2)
        Basic .................................................   $         .16   $         .07   $         .39   $         .29
        Diluted ...............................................   $         .16   $         .07   $         .39   $         .29
FISCAL YEAR 2002
    Sales .....................................................   $     228,565   $     213,224   $     257,837   $     253,816
    Gross profit ..............................................   $      45,545   $      45,519   $      61,415   $      60,386
    Income before extraordinary loss and cumulative
        effect of change in accounting principle ..............   $       3,090   $       4,817   $      12,570   $      11,645
    Income before extraordinary loss and cumulative effect
        of change in accounting principle per share:(1)
        Basic .................................................   $         .17   $         .26   $         .68   $         .62
        Diluted ...............................................   $         .17   $         .26   $         .67   $         .62

(1) The sum of the quarterly income per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

(2) Includes restructuring charge of $2.8 million in the fourth quarter of 2001 ($1.8 million after tax).

                           PRICE RANGE OF COMMON STOCK
                           NCI BUILDING SYSTEMS, INC.

The Company's common stock is listed on the NYSE under the symbol "NCS." As of January 15, 2003, there were 132 holders of record of the Company's common stock. The Company has over 8,500 beneficial owners. The following table sets forth the quarterly high and low sale prices of the Company's common stock, as reported by the NYSE, for the prior two years.

Fiscal Year 2001                           High       Low           Fiscal Year 2002                           High        Low
----------------                        ---------  ---------        ----------------                        ---------   --------
January 31 ..........................   $   22.50  $   15.44        February 2...........................   $   19.25   $  12.75
April 30 ............................   $   22.70  $    9.30        May 4 ...............................   $   24.75   $  16.53
July 31 .............................   $   18.55  $   12.56        August 3.............................   $   24.90   $  15.05
October 31 ..........................   $   17.95  $   11.00        November 2...........................   $   19.95   $  16.85

36  2002 ANNUAL REPORT

Edilberto Abarca Patsy Abbott Shirley Abbott James Abercrombie Paul Abercrombie Donnie Abernathy Harvel Abernathy Pamela Abney Isaac Abraham Fernando Abril Stacey Accuri Manuel Acencio Flavio Acosta Ramon Acosta Rufino Acosta Barbara Adair Ronnie Adair Jr Belinda Adams Floyd Adams Louis Adams Neal Adams Roddrick Adams Sammy Adams Daniel Adams Jerome Adamski Alexander Adkins Chester Adkins Michael Adkins Amma Adu Russell Agao Amy Agnew David Aguilar Edmundo Aguilar Enrique Aguilar Ernesto Aguilar Jose Aguilar Ramon Aguilar Sebastian Aguilar Sergio Aguinaga Benjamin Aguirre Felipe Aguirre Humberto Aguirre Martin Aguirre Raul Aguirre Nana Agyei Saeed Ahmadian Deandre Aikens Steven Akin Arturo Alanis Francisco Alarcon Julio Alarcon Ramone Albarran Jesus Alcala Susan Aldrich Demetrius Alexander James Alexander Jeff Alexander John Alexander Juan Alfaro David Alibrandi Billy Allen Harold Allen Kerry Allen Robert Allen Ron Allen Timothy Allen Carrie Allen Jason Allen Kenneth Allen Brenda Allred Alejandro Almazan Patricia Almazan Minnie Almazan Refugio Almeida Fernando Almontes Shelby Alred Jose Alvarado Antonio Alvarez Antonio Alvarez Francisco Alvarez Jessica Alvarez Jesus Alvarez Juan Alvarez Pedro Alvarez Ernesto Amaya Francisco Amaya Jose Amaya Ruben Ambriz Edgar Amezquita Isaac Amoah Vincent Ampofo Carl Anderson Gregory Anderson Jenny Anderson Jimmy Anderson Jimmy Anderson John Anderson Michael Anderson Richard Anderson Melecio Andres Christopher Andrew Arnold Andrews David Andrews Sophia Androwski Alvaro Angel Javier Anguiano Juan Anguiano Faustino Antunez Emmanuel Antwi Duane Appel Jose Aragon Jesus Arambula Brian Aranda Carlos Aravjo Shannon Archer Andy Arciba Robert Ardie Adrian Arellano Juan Arellano Wilfrido Arellano Luis Arenas Michael Arender Jose Argueta Cristian Arias Egetzain Arias Jose Arias Oscar Arias Jose Arias-Bonilla Monique Arismendez Jorge Armenta Phil Armenta Ramon Armenta-Osorio Randy Arms Joseph Arnold Dennis Arns Charly Arreaga Mario Arredondo Efrain Arriaga Emilio Arriaga Ubaldo Arriaga Carlos Arteaga Milton Arvie Raymond Arzu Edenilson Asencio Tony Ashy Jr Taiwo Asoro Sydney Atkinson James Atkinson Sr Steven Ausborn Jr Greg Auvenshine Ruben Avelar Windell Avery Florencio Avila Juan Avila Juan Avila Maria Avila Daniel Avilez Teresa Awbrey Mike Ayala Toribio Ayala Victor Ayala Maclean Ayerite Cheryl Ayers Christina Ayers Ronnie Ayers Bilal Ayhan Soner Ayhan Jesse Azevedo Martin Azevedo Astrid Azpeitia Octavio B Vaughn Bacon Robert Bacon Jr Rogelio Badillo Lorenzo Baez Roger Baggett Allen Bailey Craig Bailey James Bailey Joe Bailey Lloyd Bailey Ricky Bailey Thomas Bailey William Bailey Antonia Bailey Brian Bailey Pamela Bailey Richard Bails Shana Baird Kathryn Baird Donald Bajohr Clyde Baker Heather Baker Milton Baker Mitch Baker Roy Baker Thomas Baker Dale Baker Hale Baker Randal Baker Robert Baker Luis Balarezo Carl Baldwin Michael Baldwin James Ballew Jr Estevan Bana Eduardo Bananao Michael Bancerowski Caren Bancroft Dayrl Bancroft Kenneth Bandilla Riyazulla Bangarapet J Banister Taher Banker Mark Baragar Jose Barahona Ygnacio Barba David Barber Mazie Barber Michael Barber Wesley Barber Nailya Barenbaum Shane Barner Bradley Barnes Brian Barnes Charles Barnes Charles Barnes Rodney Barnes Leslie Barnett Mark Barnhart William Baron Felix Baroza Christopher Barrentine Abel Barrera Albertano Barrera Jose Barrera Jose Barrera Marcos Barrera Mariel Barrera Miguel Barrera Primitivo Barrera Fermin Barrios Natividad Barron Jody Bartkus Douglas Bartlow Guillermo Bartolon Bryan Barton Marcus Basher Michael Bastien Kalyan Basu Ruben Batangan Aaron Batchellor Elmer Batchelor Kevin Bate Ronald Bates Jake Bausman Jose Bautista Juan Bautista Michelle Baxley Alan Baxter Joseph Bay Thomas Beaird Jearl Beal Earl Bean Candice Beasley Charles Beasley Don Beasley Michael Beasley Lawrence Beasley Jr Robert Beatty Mary Beauchamp Hugo Becerra Juan Becerra Joseph Becker M Becker Arthur Bedolla Ronnie Beeler Seth Beeler Tony Begay Rene Behan Roy Belanger Jonathon Belcher Clyde Bell David Bell Matthew Bell Milton Bell Tammy Bell Steven Bell Gail Bellow Lauren Belt Melissa Beltrami Humberto Benavides Ignacio Benavides Henry Benavidez James Bender Wesley Bender Randy Benefield Jr Dennis Benge Ted Benic Edilberto Benitez Juan Benitez Luis Benitez Marcelino Benitez Santiago Benitez Donald Benkert Eddie Bennatt Amanda Bennett Anthony Bennett Charles Bennett John Bennett Leha Bennett Michael Bennett Tavi Bennett Larry Bennett Jr Jerry Benson Jerry Bentley Dave Beoman Arturo Bergantinos Maria rosa Bergantinos Mylene Bergantinos Roberto Bergantinos Willie Berlanga Fernando Bermudez Gustavo Bernal Odis Berrios Michael Berry Steven Berry Leroy Berry Jr Kelly Berryhill Jeffrey Berryman Kenneth Besson Beth Beswick Jerry Bevans Jr Rajesh Bhatt Saleem Bhujwala Joey Bickford Daniel Bidwell Dennis Biggs Jr Ronnie Bigham Kenneth Billanti Shannon Billings William Bills Charles Bing James Bingham Quentin Birdine Phillip Birdwell Tom Bishop Andy Bjorson Allan Black James Black Judy Black Timmy Black Tyrone Blades Thomas Blair Charles Blakely Tanis Blanchelande James Blaney Leroy Blankenburg Donald Blanks Robert Blaydes Debbie Bledsoe Kwabena Boadu Gabriel Boafo Joe Boatright Joe Boatright Teodoro Bobadilla Richard Bobbitt Tony Bobbitt Linda Bode Jeffery Bodiford Brenda Bogan Craig Bogan Bryan Bogan Bobby Bolden William Bolden Howard Boldt Jr William Bolinger Doreen Bolinger Jacqueline Bolton Martha Bon Bertran Bonilla Jose Bonilla Jose Bonilla Jimmy Bonner David Bonner Israel Borjas Kwasi Bortey Ralph Borunda Arthur Boshears Sammy Boshears Walter Boshears Gerald Bosler Larry Bostic Joseph Bouchard Bounmy Bounlom Murphy Bouquet Jr Jose Bourbois Jr Stacy Bovee James Bowden Morris Bowen Ronald Bowling Sammy Bowling Randy Bownds Royce Bownds Jr Darrell Boyd Illya Boyd Nicholas Boyd Quincey Boyd Stephen Boyd Steven Boyd Thomas Boyd Steward Boyd Ada Boyd Jonita Boyer Teddy Boyer David Brabec Michael Bradley Joseph Brady Claire Brady Robert Bragg Timothy Bramblett Kevin Bramer Gary Branham Jr Brian Brasher Scottie Brazil Tracy Brazil Timothy Breheny A Brehm Daniel Brenner Jesse Brewer Kenneth Brewer Robert Brewer Sam Brewer Jamie Brewster Timothy Bridgeforth Jr Phillip Bridgersii Darrell Bridges Tresa Bridges William Briedel Donald Bright Billy Brimer Joann Brimer Roger Brinson Karen Brisco Gregory Britt Paula Britt Valentina Brittain Rickey Brittain Edward Britton Oscar Briz Jr Anne Broaddus Everette Brock Johnny Brock Keith Brock Randell Brockett Guillermo Brol Brenda Brooks Jess Brooks Johnny Brooks Allen Broussard Allen Brown Carrie Brown David Brown Derek Brown Derrick Brown Earnest Brown Joseph Brown Kenneth Brown Mark Brown Michael Brown Patricia Brown Paul Brown Rickey Brown Robert Brown Rod Brown Tedi Brown Thomas Brown Timothy Brown Yolanda Brown James Brown Jerry Brown Christina Brown Gail Brown Kevin Brown Silas Brown III Jeffrey Bruce Garrick Brugeyroux Tedrick Brunson Billy Bryan Larry Bryan Jack Bryant Joseph Bryant Samuel Bryant June Bryant III Ken Buchinger Dan Buckner Timothy Budde Douglas Budnek Marvin Buesing Huong Bui Chris Buie Charles Bullock Eugene Bump Jeffery Bumphis Clinton Burden Sean Burden Betty Burgess Steven Burgess Teresa Burk Stephen Burke Jeffrey Burkett Teresa Burkett Craig Burman Larry Burnett Bryan Burningham James Burns Paul Burns Scott Burrous Cash Burthold Scott Burthold Mark Bush David Bushman Angel Bustillo Carol Busyczak Kimberly Bute Philip Butler Willie Butler Timothy Butler Greg Byers Steven Byers Anthony Bynum Arthur Byrd Finley Byrd Enoch Byrge Freeman Byrge Derek Byse Flavio Caballero Katrina Caballero Arthur Cabrera Channa Cacomanolis Jeffrey Caddel Albert Cade Robert Caggiano Solange Cailet Jacqulyn Cain Kevin Cain Angela Calabrese Gabriel Calderon Kevin Caldwell Jr Aroldo Calito Rodney Callaway Julie Camara Alfonso Camarena Jose Camarena Henry Camargo Luis Camarillo Roberto Camarillo Patricia Cameron Irene Campbell John Campbell Mark Campbell Marshall Campbell Paul Campbell Ezequiel Campos Jesus Campos Santos Campos Senovio Campos Yosihijro Campos Ricky Cancino Connie Cannon Janell Cannon Jose Cano Neil Cantor Alex Cantu Francisco Cantu Billy Caperton Joe Caperton Jimmy Caples Christopher Capley Gregorio Carbajal Pedro Carbajal Guillermo Carcamo Myriam Carcamo Jeremy Carden Francisco Cardenas Hector Cardenas Jaime Cardenas Pedro Cardenas Selvin Cardenas Jose Cardoza Daniel Carias Jerry Carlton Paula Carmany Gustavo Carnaval Judgeston Carnes Clifton Carney Gloria Carney Kenneth Carter Marc Carolan Paul Caron Mary Carpenter Joel Carranza Jose Carranza Ricardo Carranza Joe Carraway Brandon Carrell Agustin Carreto Ernest Carrier Antonio Carrion Lonnie Carroll Robert Carroll Stephen Carroll Gene Carroll Glenn Carstens Benjamin Carter Larry Carter Rex Carter Helen Casey Sean Cash Leopoldo Casillas Francisco Casillas-martin Oscar Casimiro Bernardo Castelan Miguel Castelano Sandra Castellano Fernando Castellanos Olvin Castellanos Reynaldo Castellanos Antonio Castillo Edgar Castillo Esteban Castillo Francisco Castillo Michael Castillo Larry Castleberry Anthony Castro Herbert Castro Jaime Castro Javier Castro Maria Castro Antonio Castro Jr Edward Catchings Caliste Catia Johnny Cattenhead Jr Bryan Caudle John Causley William Cavanaugh Nicky Cavazos Praxedis Cavazos Patricia Cavin Adrian Cazares Juan Cecenas Dustin Ceder Carlos Centeno Adam Cepeda Jose Cepeda Timothy Cerny Jesus Cervantes Perfecto Cervantez Albert Chadwell Mario Chagolla David Chambliss Lane Champagne Charles Chandler David Chandler Joe Chandler Jr Paul Chandrapal Darrell Chaney Fernando Chapa Victor Chapa Jackey Chapman Lyle Chapman Robert Chapman Thales Charchalac Patsy Chastain Ronald Chastain Sr William Chatterton Ernesto Chavez Felix Chavez Nelson Chavez Raul Chavez Ruben Chavez Mark Chavez Alvin Cherry Edward Childress Tim Childress Arlis Chowns Jeremy Chrislip Todd Christensen Jamie Christensen Gerald Chumley Felix Chun Lim Chung Moises Cinco Juan Ciriaco Gilbert Cisneros Arthur Clark Christian Clark Donald Clark Jerry Clark Trevor Clark Trisha Clark Gregory Clark Martin Clarke Antonio Claros Jerry Clary Adolfo Claudio Michael Clay Monte Clayton Terry Clayton Ryan Clear James Cleer Marlo Clegg Michael Clements Benny Clemments Marvin Cleveland Theodore Clifkoep Russell Clifton Edwin Clignett John Clough Virginia Clower Joe Cobb Anthony Coble Luis Cobos Russell Cochran Egetzain Cocuy Barney Cogswell Kirk Cole Randy Cole William Cole Joe Coleman Mikell Coleman Tracy Coleman William Coleman Geronimo Collazo Jeffrey Collier Larry Collier Bennie Collins Curtis Collins Donna Collins James Collins Kevin Collins James Collins Carlos Colon Jon Colston Theodore Combs Verna Combs Joan Comer Floyd Comerford Derek Conard Mark Condren Paul Cone William Cone Christopher Conn Levon Conner Ronald Conner Steven Conner Abdula Contek Anthony Contreras Basilio Contreras Eduardo Contreras Evaristo Contreras Frank Contreras Isabel Contreras Jesse Contreras Jesus Contreras Jose Contreras Rene Contreras Silvino Contreras Virgilio Contreras Jesse Coody Brandon Cook Candace Cook Donald Cook Gregory Cook Michelle Cook Nicholas Cook William Cook Freddie Cook Victor Cook Shanda Cook Carl Cooley Jennifer Cooley James Coone Calvin Cooper David Cooper Michael Cooper Darrell Coots Timothy Cope Robert Copenhaver Julie Coppage Rene Corado Richard Corbitt Jose Cordero Jack Cordes Reyna Cordova Jose Cornejo Marcos Cornejo William Cornejo Romulo Cornelio Kyle Cornett Javier Corona Sergio Corona Manuel Cortes Jaime Cortes-sanchez Francisco Cortez Jesus Cortez Salvador Cortez Naomi Cortez Jose Cortinas John Cosper Jr Brian Cosson Joe Costilla Gary Coursey David Covarrubias Enrique Covarrubias Hector Covarrubias Odilon Covarrubias Michael Cowan Marilyn Cox Warren Crabb Christopher Craft William Craft Randy Craig Gary Crausbay Anthony Cravalho John Craver James Crawford Randall Crawley Alan Creekmore Catherine Creel Charles Crist Andrew Croniser Justin Crook Jason Cross Gary Crotwell Josh Crouch Chad Crowe Curtis Crowe Samuel Crowe Alfredo Cruz Jerry Cruz Jose Cruz Jose Cruz Mirlando Cruz Sergio Cruz Mario Cuc Javier Cuello Victor Cuevas Ashli Cullins Rodney Culliver Harold Cunningham Tony Curtis Michael Custer Richard Dahlgren Esteban Dait Robert Dalton Elias Damian Rafael Danas Ralfael Danas Jr Samuel Dandy Dao Dang Kelly Danker Thomas Danley Daryl Darby Stanley Darrin Harold Daugherty Patrick Daugherty Renee Daughtry Lee David Jr Samuel Davidson Billy Davis Brandon Davis Brian Davis Christopher Davis Dajuana Davis Dennis Davis Derrick Davis Dorothy Davis Edward Davis James Davis Johnny Davis Rechard Davis Undara Davis Wilbert Davis Wilma Davis Robert Davis Jeffrey Davis Edwin Davis Jr Mike Davison Brenda Dawson Jesus De Jesus Reynaldo De la Cruz Ines De La Cruz Jr Alberto De La Garza Roberto De Leon Larry Dean Steven Dean Drew Dearman Ronda Deblance Christopher Debord David Debruler Lisa Deckard Leslie Decker Wilton Decuir Sr Barry Deese Tomas Degante Trinidad Degollado Jaime Del Gadillo Jr Cesar Delacruz Matias Delagarza Katheryn Delaney Patrick Delaney II Ronnie Delapaz Carlos Deleon Julio Deleon Marcos Delgado Mary Delgado Ramon Delgado Isidoro Delgado Francois Delien Waylon Dellingner Michael Deloach Eric Delvechio Boyd Mark Dempsey Frank Dennis Isaac Dennis Terance Dennis Adam Densmore Christopher Densmore Mark Denton Alexander Dercach Johnny Derossett Mark Detwiler Dennis Deville Carol Devine Adria Dewberry Everardo Diaz Hector Diaz Herminio Diaz Lopez Jose Diaz Luis Diaz Maynor Diaz Miguel Diaz Charles Dickinson Edward Dickinson Lonnie Dickson Jr Minh Diep Beth Dillard Gregory Dillard Charles Dillon William Dinkins Jacob Disciplina Robert Disney Kyle Dittl David Dixon Laytonga Dixon Don Dixon Rolando Dizon Khalinh Doan Mark Dobbins Anthony Dobson Keithdreath Dockery Tommy Doddridge James Dodson Richard Dodson Ronald Dodson Daniel Doherty Anthony Domicolo Alfonso Dominguez Jose Dominguez Hector Dominguez Derrick Donahue Robert Donahue Susan Donaldson Elmer Donley James Donovan Gary Donovan Yves Dorgilus Julie Doss Wallace Doss Ramona Dosser Wendi Dosser Aly Dosso Rebecca Dotson Stephen Dotson Tammie Doty Anna Douangmala Rick Doucet Chris Douglas Michael Douglas Craig Douglas Perry Douglass Gerald Dowd Theresa Downs Martin Doyle Derrick Drake Sladana Draskovic Fred Drilling Don Driver Larry Driver Kurt Drobisch Sheila Drown Harold Drum Julie Drummond Gene Dryden Sergio Duarte David Dubois Jerry Dubose Shawanda Dudley Gary Dukes Gerald Dukes Andrew Dumas Jr Henry Dumesnil Jackie Duncan Joe Duncan Shawn Duncan Daphne Duncan Daniel Dungan Ricky Dunlap Jeffrey Dunlap Christopher Dunn Michael Dunn Alvaro Duran Francisco Duran Santos Duran L Durand III Jessica Dusek A Dutton Cathy Duty Albert Duval Jr David Dye George Dye Larry Dye Michael Dyer Timothy Dykes James East Roberto Echeverria Chadrick Eddleman Eric Eddy George Eddy Diana Eder Boyd Eder Franklin Edgmon Jr Carl Edney Jr Kay Edson Derrick Edwards Jacqueline Edwards Owen Edwards Ronnie Edwards William Edwards Dennis Edwards Dawn Edwards Donna Edwards William Edwards Jr Aniceto Elias Jesus Elizalde John Eller Tamera Elliott David Ellis Hugh Ellis Timothy Ellis Walter Ellison Roberto Elorza James Elswick Alesha Emge Juan Encarnacion Albert Encinas Stephanie Enge Richard Engeldinger Louie Engelke Rhonda Engelman Lonnie England Michael England Steve England Jennifer Engel Cheryl Engle Robert Engler Jack English Joseph Ennis Juan Enriquez William Eoff Steven Epp Bonnie Erickson Kenneth Ernest Gabriel Escalante Pedro Escalante Ernesto Escalona Jose Escareno Alberto Escobar Jose Escobar Juan Escoto Vida Eshun Monica Espinosa Joe Esquivel John Esquivel Benito Estrada Costantino Estrada Jesus Estrada Maria Estrada Rodolfo Estrada Jr John Eubanks James Evans Ollie Evans M elita Evans Carl Evans Jr Edward Evans Jr Richard Everett Lisa Everroad Linda Eyeington Peggy Fairbank Mozell Fairley Jr Andre Falls George Farley Kenneth Farmer Thomas Farmer Brandy Farrar Debbie Farrister Debra Farrister Gerald Farrister Carol Fatheree Christopher Fatimiro James Fawcett Alfredo Fedelin Helen Feeney Jose Feliciano Marion Felipe John Felts Gayle Ferguson Sergio Fernandez Jeffrey Fero Marcelo Ferreyra Misael Ferrufino Lisa-marie Feyerabend Michael Ficker Clifton Fields Curtis Fields Thomas Fields Vernon Fields Rene Filiciano Zamor Fils Amanda Fink Jerry Finley Russell Finley William First Teodoro Fiscal Christopher Fischer Keith Fischer Alan Fisher Thomas Fisher Mary Fitzgerald Kevin Fleming Scott Fleming Debra Flippen Adan Flores Bertin Flores Carlos Flores Chad Flores Crecencio Flores Damion Flores Elias Flores Elias Flores Elodia Flores Jorge Flores Jose Flores Jose Flores Luis Flores Marcos Flores Raul Flores Ricardo Flores Rogelio Flores Sigfredo Flores Vicente Flores Annette Flores Manuel Flores Jr Raul Flores Jr Carolyn Flowers Jesse Flowers Archie Floyd Kenneth Floyd Troy Floyd Bob Flugrad Colt Foley Andrew Follett Thomas Fondren Norman Fontenot Thomas Ford Robert Fordham William Forest Dwayne Forrest Robert Forshee Jr Jennifer Fort Herman Foster Sharon Foster Randy Fouse Joel Fowler Kevin Fowler Michael Fowler Jerry Fowler Jr Dean Fox Grady Fox Russell Fox John Frank Paul Franklin Ted Franklin Brian Frantz Julia Frazee Charles Frazier Oscar Freeman Rogers Freeman Sampson Freeman Jr Tania Freitas Paul Freker Kofi Frempong John French Luis Frias Marco Frias Carl Fries Reed Froebel Randall Froehlich Richard Fucik Amilcar Fuentes Douglas Fuentes Hugo Fuentes Isidoro Fuentes Jose Fuentes Jose Fuentes Lesther Fuentes Juan Fuentes Jr Johnny Fulks Ronny Fulks Dennis Fuller Doug Fuller David Fulton Ann Fults Drayton Fults Jr Jose Funes David Fuqua Duane Furry Michael Fuselier Scott Fuselier Jimmy Gabriel Luis Gaeta Scott Gaffney Charles Gagne Jr Kristina Gahimer William Gaines Walter Galdamez Freddy Galindo Rigoberto Galindo Jorge Galindo-Castro Jorge Gallardo Marcial Gallardo Robert Gallaway Robert Galley Charles Galloway Lucio Galvan Manuel Galvan Luis Galvez Reynaldo Galvez Ruben Galvez Keny Galvez-galo Richard Gamble Wilson Gamboa Larry Gamel April Ganado Arlie Gandy Michael Gannon Arturo Gaona Ruben Garces Abraham Garcia Adrian Garcia Alan Garcia Albino Garcia Andres Garcia Arturo Garcia Brenda Garcia David Garcia Eleno Garcia Elmer Garcia Filiberto Garcia Jesus Garcia John Garcia Jorge Garcia Jorge Garcia Jose Garcia Jose Garcia Jose Garcia Jose Garcia Julian Garcia Kristine Garcia Mariano Garcia Mario Garcia Melesio Garcia Miguel Garcia Ricardo Garcia Samuel Garcia Urbano Garcia Valentin Garcia Joe Garcia Rudolph Garcia IV Raphael Gardella Eric Gardia Shendra Gardner Elton Gardner Heidi Gardner Lori Garlitch James Garmon James Garner Debra Garrett Brian Garry Alejandro Garza Daniel Garza David Garza Fidel Garza Gustavo Garza Heraldo Garza Homero Garza Juan Garza Ramiro Garza Robert Garza Victor Garza Betty Garza Gaspar Puentes-Mendez Laura Gates Thomas Gaughan Floyd Gauntt Jack Gay Joann Gay Earl Gay Jr Jerry Gazley Carol Geary Brian Geffre Donna Gendreau Charles Gentry Jerry Gernand Robert Geter James Giacomo James Gibbins Christopher Gibson Elizabeth Gibson James Gibson Jason Gibson Randall Gibson Randy Gibson Ronald Gibson Susan Gibson Judy Gibson Bruce Gilbreath John Gilbreath Greggory Giles James Gill Ronald Gill Jason Gilliam Albert Ginn Kelly Ginn Jeffery Girdler Alvaro Giron James Gladden Charles Glady Anthony Glass Charla Glass Daniel Glenn Darryl Glenn Jeffrey Glosser Pete Glover Paul Goad Phillip Goad Randal Gober Lakeram Gobin Gary Goble Gregory Godfrey Rafael Godinez Robert Godwin Gary Goelzer Jason Goff Darryl Goins Mark Goins Steven Goins Donald Golden Micheal Golden Dean Goldman Robert Goldman Dennis Golladay Baltazar Gomez Christobal Gomez Daniel Gomez Miguel Gomez Pedro Gomez Ricardo Gomez Gerber Gongora Arnulfo Gonzales Ismael Gonzales Manuel Gonzales Natalio Gonzales Danubio Gonzalez Francisco Gonzalez Hector Gonzalez Israel Gonzalez Joe Gonzalez Joel Gonzalez Jose Gonzalez Jose Gonzalez Jose Gonzalez Juan Gonzalez Juan Gonzalez Mario Gonzalez Mark Gonzalez Martin Gonzalez Porfirio Gonzalez Raul Gonzalez Rigoberto Gonzalez Eduardo Gonzalez III Phillip Goode Bradley Goodman Roy Goodman Russel Goodmen Barbara Goodson Gerald Goodson Philip Goodwin Gavin Gordon Walter Gordon Tina Gordon Meagan Goudeau Anthony Gracia Ryan Graff James Graham Walter Graham Abraham Granados Joe Granados Victor Granados Davudovich Grandez David Grant Stanley Grant Cristina Grasso Douglas Graves Catherine Graves Octavia Graves Jeremiah Graves Jay Greathouse Charles Green David Green Eileen Green Jeffrey Green Jimmy Green Kelvin Green Robert Green Scott Green Verily Green William Green Dan Greer Mark Greer Tiffany Gregg Paul Gregory Johnny Grein James Griffin Patrick Griffin Ronnie Griffin Allen Griffin Russell Griffith Jr Lovie Griggs Noe Grimaldo James Griner Tony Grise Henry Gross Michael Gross Debra Grow Jose Guardado Ramiro Guerra April Guerrero Juan Guerrero Elpidio Guevara Jesus Guevara Joaquin Guevara Jose Guevara Jose Guevara Jose Guevara Royce Guill Fred Guiterrez Jr Conrad Gullett Brian Gulley Jimmy Gulley Thomas Gunn Jr Raymond Gunsauley Jr Greg Gunter Scottie Gunter Mario Gurrola Agustin Gutierrez Alejandra Gutierrez Alejandro Gutierrez Federico Gutierrez Guadalupe Gutierrez Heliodoro Gutierrez Milton Gutierrez Noe Gutierrez Rene Gutierrez Serigo Gutierrez Brian Guy Dora Guzman Fortino Guzman Gerardo Guzman Hector Guzman Hilario Guzman Joseph Guzman Juan Guzman Luis Guzman Rodolfo Guzman Robert Gwynn Kyle Gwynn Yaw Gyamera Abena Gyamerah Earl Hacker Timothy Hackler Robert Hadden Isaac Hagans Jr James Hagen Kathy Hager John Hahn Robert Haigler Dustin Hall Floyd Hall Mark Hall Mark Hall Michael Hall Thomas Hall Bradley Hall Jesse Hall III James Hallberg Richard Ham John Hamburg Saad Hamdi Darryl Hamilton James Hamilton Jeffrey Hamilton George Hamm Bobbie Hammond Charles Hammond Dianne Hammond Roy Hammonds Dustin Hampton Harvey Hampton Allison Hand Michael Hand Kent Haney Rodney Hankins Charles Hanks Walt Hannath Roger Hansen Donald Hanson Joe Hanson Ron Hanson Christina Hanvey Steven Hanvey Daniel Happel Mike Harbour Robert Harbuck David Harden Phillip Hardesty Dora Harding Bryce Hardwick Josh Hardy Kenneth Hardy Luis Hardy Jenny Hare Richard Haren Michael Harendt Angela Harley Joseph Harnage Gary Harness David Harp Robert Harper Jerry Harpster Alean Harris Andrew Harris Kari Harris Ronnie Harris Anthony Harrison Charles Harrison Ronnie Harrison Leon Hart Leonard Hart Henry Hartley Franklin Hartman Jr Matthew Hartnup Adel Hasan Karen Haskins Dalton Hatcher Mark Hatfield Ricky Hatfield Kenneth Hatten Jr Joseph Haudey Debbie Hauptman Judy Havel Billy Havins Mark Hawkins Patrick Hawkins Marvin Hayden Penny Haynes Ralph Hays Ralph Hays Jr Roy Hearn Samuel Heatherly Chris Hebert Francis Heck Steven Heil Robert Heinemann Garrett Heinrich Kristi Heinrich William Heiser Frank Helton Ronald Helton Jr Jackie Hembree Johnnie Hembree Luis Hemerith Hector Hemmer Carlies Henderson Ernest Henderson Kelvin Henderson Sandra Henderson James Henderson Jr W Hendricks Ralph Hendrickson Sammie Hendrix Denise Henegar Braulio Henriquez Jaime Henriquez Jose Henriquez Kennard Henry Patricia Henry Randy Henry Renee Henry Donna Hensley E Hensley Mary Hensley Tony Hensley David Hensley Toy Henson Christopher Herd Charles Herman Anthony Hernandez Armando Hernandez Benis Hernandez Candelario Hernandez David Hernandez Dimas Hernandez Eduardo Hernandez Felix Hernandez Fermin Hernandez Gerardo Hernandez Gustavo Hernandez Hector Hernandez Hector Hernandez Ignacio Hernandez Ignacio Hernandez J Hernandez Jaime Hernandez Javier Hernandez Jessica Hernandez Jesus Hernandez Jose Hernandez Jose Hernandez Juan Hernandez Juan Hernandez Juan Hernandez Julio Hernandez Leodegario Hernandez Luis Hernandez Manuel Hernandez Manuel Hernandez Mauricio Hernandez Miguel Hernandez Miguel Hernandez Miguel Hernandez Pedro Hernandez Pedro Hernandez Ramiro Hernandez Rocki Hernandez Rony Hernandez Rurick Hernandez Sam Hernandez Ulises Hernandez Victor Hernandez Victor Hernandez Raymond Hernandez Pete Hernandez Jr Pete Hernandez Jr Jose Hernanes Shannon Herndon Cirilo Herrera Eduardo Herrera Edwin Herrera Jorge Herrera Jose Herrera Lorenzo Herrera Oscar Herrera Sergio Herrera Thomas Herrera Hilario Herrera Jr Arnold Herron Charles Herschlag Rosemary Hesskew Roy Hickenbottom John Hicklin III Delaine Hicks Don Hicks Jeffery Hicks Terrell Hicks Billy Higdon Bonnie Higgins Jeffrey Hildebrand John Hildebrand Bradford Hill Eddie Hill John Hill Kenneth Hill Alice Hill Sherry Hill Danny Hillard William Hilley Jeff Hillhouse David Hillstrom Steven Hines Fernando Hinojosa Donna Hise Raymond Hobbs John Hockenberry Casey Hodges Bruce Hodgson Robert Hoekstra Gordon Hoene Joan Hoesl Gailene Hofer Carl Hoffart Jaime Hoffman Jesus Hoffman Robert Hogan Douglas Holbert Paul Holden Richard Holiday Jr Bruce Holladay Lee Hollas Dwain Holliefield June Hollis Willie Holloman Maiani Holloway Orie Holly Edward Holm Ellard Holmbeck Christopher Holmes Jesse Holst Abraham Holt Alfonzo Holts J Honeycutt Rajesh Honnavara Buck Hood Jason Hood Kenneth Hood Lenard Hooker Christina Hooks Brian Hoover Harry Hoover Jr James Hope Jr Adam Horton Eric Horton Lacey Horton Lloyd Horton III Kevin Hoskins Marty Hoskins Ronnie Hoskins Ladonna Houston Joseph Hovater Donald Howard Kenneth Howard Willie Howard James Howard Linda Howard Michael Howell Jr Porfirio Huanca Jewell Hubbard Larry Hubbard David Hubbard Jr Jeffrey Huber Charles Hubert Adrian Hudson James Hudson Ralph Hudson Wendell Hudson Adan Huerta Juan Huerta David Huff Brian Huffaker Chad Huffman James Huffman Jeremy Huffmeister Mitchell Huffty Anthony Hughes Damian Hughes Jeffery Hughes Scott Hughes Roc Hughes Eric Hugo Bradford Hugunin Claude Hull Denise Hull Chad Hulsey Kenneth Hulsey Robert Hulsey Rodney Hulsey Ronald Hulsey Donnie Humphries Desi Hunt Donna Hunt Marie Hunt Johnny Hunter Kareen Hunter Karen Hunter Thomas Hunter Kelly Huntsman Joe Hurst Joshua Hurst Shawn Hurst Timothy Hurt Shan Hutchinson Cynthia Hutson Dorlesa Hutto Lovely Imarhia Oscar Inclan Jose Infante Steven Inge Shane Inglesby Chanpheng Inthavong Vilayphone Inthavong Bong Inthavongsa Kao Inthavongsa Soukkaseum Inthavongsa Jose Iraheta Brenda Irby Maurice Irby Troy Irby Chad Irwin Eric Irwin Glen Ivey Robert Ivey Jim Ivins Deciderio Ixmay-Chanchava Rick Jablonski Glenn Jackoviak Eugene Jackson Gerald Jackson Henry Jackson Henry Jackson Kirby Jackson Michael Jackson Scott Jackson Timothy Jackson Tommy Jackson Candido Jaimes Cayetano Jaimes Oscar Jaimes Raunel Jaimes Alvaro Jaime-Soto Brian Jaks Richard James Jamie Janacek Sheila Janot Thomas Jansen Kalpesh Jariwala Jimmy Jarrell Michael Jarrell Robert Jarrell Robert Jarrell Jr Bonnie Jarvis Elvir Jasaraj Linton Jason Mel Jastram Mohamed Jatip Gregory Jaussaud Ephraim Jaussi Bassam Jawhary Nathan Jay Jimmy Jeffers Larry Jeffers Calvin Jefferson Ladonna Jefferson George Jeffries Bassel Jelahej Nicholas Jellerson James Jenkins Larry Jennings Richard Jensen Timothy Jerkins David Jeror Procter Jesse Linda Jett Hernan Jimenez Juan Jimenez Saul Jimenez Stan Jimerson Jose Jiminez Jason Jobe Jarrod Johns James Johns Clara Johns Brad Johnson Damon Johnson Diron Johnson Elvin Johnson Fredrick Johnson Georganna Johnson Hazel Johnson Jeremy Johnson Jerry Johnson Jerry Johnson John Johnson Johnny Johnson Joseph Johnson Kent Johnson Luther Johnson Mcray Johnson Michael Johnson Pamela Johnson Richard Johnson Rickie Johnson Robert Johnson Rufus Johnson Steven Johnson Thomas Johnson Waylon Johnson Dale Johnson Elijah Johnson John Johnson M Johnson Thomas Johnson Christine Johnson Franklin Johnson Jr Joseph Johnson Jr Jane Johnston Timmy Jolley Cindy Jones James Jones Jeffrey Jones Keith Jones Kevin Jones Lois Jones Ronald Jones William Jones Willie Lee Jones C Jones David Jones David Jones Gary Jones Lynda Jones Mark Jones Terrell Jones Diane Jones-thome Michael Jordan Ray Jordan Steffanie Jordan Kenny Joslin Charles Joyner Jr Hector Juarez Dann Juntunen Garrett Jurgajtis Ty Kaase Scott Kaiser David Kalina Leslie Kane Fred Karnes Allen Keehnel Tracy Keeling Jerry Kees Harold Kees Steve Kehrli June Keith Brenda Kelley Penny Kelley Willie Kelley Tracy Kelley Frankie Kellum Jimmy Kellum Joey Kellum Susan Kelly William Kelly Frank Kempa Bonnita Kennedy John Kennedy Jon Kennedy Jr William Kern Jr Dann Kerns Joseph Kerr David Kerr Sr Robert Kesler Randall Ketcham Bounpanh Khamphoumy Phosy Khottavong Bouakeo Khounsavanh Veo Khounvichit Negassi Kidane James Kidwell Eric Kinard Bryan Kindall Clarence Kindall Chad Kiner Harold King James King Keith King Melvin King Richard King Robert King Thomas King Gerald King John King Lee Kinney Bradley Kinsey Kenneth Kipp Justin Kirby Korey Kirchner Andrea Kirkpatrick Lev Kitaynik Robert Kite Jerry Kitts Jenny Kizner Jurgen Klein Richard Klein Kevin Kleinhans Dustin Kluck Joshua Knight Lorie Knight Penny Knight Bobby Knight II Dennis Knighten Keith Knighton Kenneth Knighton Nathan Knox Bridget Kobler Jeffrey Koehoorn John Koenig Fredrick Koetting Kyle Kogge Crystal Kohutek Edwin Kohutek Jr Michael Kollmann Janet Konadu Bhasker Kondakalla Edward Kopech Mark Korhonen Jeremy Kost Randell Kotara Adolph Kovasovic Jr Mitchell Kowen Charles Kozlovsky Betty Kraber Angela Kralis Travis Kreger Randy Krile Kristina Krouse Ritesh Kumar John Kuzdal John La salle Bernie Laguna Jose Laguna Colin Lally Stephanie Lamb William Lamb Gary Lambdin Brandon Lambert Barry Laminack Glynn Laminack Edmond Lancaster Troy Lancaster Cecil Land Oscar Land Jr Dezola Landing Gloria Landrum Johnny Landrum Randall Landrum Michael Lane Donna Laney Lakheda Lang Robert Lang William Lange Charles Langley Billy Langston Faye Langston Larry Lanham Tina Lanham Samuel Lanier Joe Lanning Kimet Lansing Jose Lara Juan Lara William Largent Miguel Larios Jeremy Lariosa David Later David Latin Roger Latour Kimberly Lauraitis Tommy Laurent Mark Laverdiere Stephen Lavery Jenifer Lawrence William Lawrence David Lawson Kevin Lawson Larry Lawson Monica Lawson Ora Lawson James Lawson David Lay Jeff Lay John Lay Lewis Lay James Layton Francisco Lazo Bobby Lea Brian Leach Joseph Leach Brad Lebeter Joseph Lebuis Antonio Ledezma Maria Ledezma Blong Lee Cynthia Lee David Lee Gary Lee Gregory Lee Hue Lee Jabiari Lee Kenneth Lee Leng Lee Loy Lee Amanda Leffler Dianna Lehman Jeffrey Leist Timothy Lemkau Howard Lemmons Jr Raul Lemus Carel Lenoir Jeremy Leopard Barbara Letinich Robert Letsinger Edward Leverette Paula Levien Henry Lewis John Lewis Ken Lewis Teddy Lewis William Lewis Charles Lewis Jr Niem Liamvongdevane Lider Liang Sean Libbey Clinton Lighthall Jr Joel Lightsey Henry Lilie Jaime Lima Torbjorn Lindblad Brian Lindenberger Brenda Linderman Deborah Lindley Ezra Lindley Tammy Lindley Ava Lindsey Robert Lipham James Lipscomb Ramiro Lira David Little Robert Little K Littlefield Wayne Litzinger Daoyou Liu Brandon Lloyd James Lloyd Jeffrey Lloyd Rubin Lloyd Virgilio Lobrin Robert Lockey Charles Lockhart Mary Lockwood Kevin Logsdon Audie Long John Long Patti Long Vivian Long William Long Jr Eugene Longnecker Jr Abel Longoria Eddie Longoria Eugene Lonsdale Jr Abraham Lopes Ana Lopez Concepcion Lopez Dawn Lopez Delfino Lopez Eudelia Lopez Francisco Lopez Guadalupe Lopez Jose Lopez Jose Lopez Jose Lopez Juan Lopez Juan Lopez Juan Lopez Pablo Lopez Pedro Lopez Pedro Lopez Reinaldo Lopez Rolando Lopez Ruben Lopez Ruben Lopez Salvador Lopez Santos Lopez Victor Lopez Sabino Loredo Sengpheth Louangdara Richard Loudin Bobby Love Calvin Love Marcia Lovelady Billy Lowe Lee Lowe Sheila Lowe Terry Lowe Tania Lower James Lowery Jimmy Lowery Antionett Loyd Gerber Loza Javier Lozano Victor Lozano Jr Panh Luangxay Susan Luangxay Bonifacio Luax Bobby Lucas Gary Lucas Roger Lucas Juan Lucero Flavio Lucio Federico Lugo Gabriel Lugo Mario Lugo Mark Luigs Miguel Luis Alberto Lujan Hector Lujano Dawnyel Lumley Andres Luna Jose Luna Juan Luna Pablo Luna Leisha Lunceford Dung Luong Travis Lux Shelia Lyons Douglas Lyons Melissa Lytle Leonid Lyubimtsev Dennis Maas Gerald Mabey Howell Mabry Mauricio Macias Timothy Mack Max Madani Kenneth Maddox Michael Madron Steve Madron Wesley Madron Willard Madron William Madron Karen Madry Agustin Magallon Robert Magill Troy Mahaffey Carl Mahan Apolinar Maldon ado Jesus Maldonado Jose Maldonado Orlando Maldonado Otto Maldonado Ruben Maldonado John Malette Eric Malicoat Donald Mallory Shawn Malloy Donna Malone Timothy Malone Melvyn Mamula David Mancia Francisco Mancia Craig Mangold Benjamin Mangrum Christopher Mann Garland Mann Travis Manous Jose Manriquez Marcelino Marin Robert Marinella Juan Marines Rogelio Marines Pamela Markins Steve Marlow Robin Marlow Santos Marquez Julian Marquina Ralph Marten Alan Martin Bobby Martin Christopher Martin Jose Martin Joseph Martin Lance Martin Leslie Martin Matthew Martin Robert Martin Ronnie Martin Keith Martin Shannon Martindale Agustin Martinez Alberto Martinez Alfonso Martinez Alvino Martinez Anthony Martinez Antonio Martinez Arlos Martinez Arnold Martinez Carlos Martinez Cristobal Martinez Daniel Martinez Denys Martinez Domingo Martinez Edmundo Martinez Edwin Martinez Eliseo Martinez Ernestina Martinez Felipe Martinez Felix Martinez Filimon Martinez Gilber Martinez Hector Martinez Henry Martinez J Martinez Jaime Martinez Jose Martinez Juan Martinez Mario Martinez Michael Martinez Miguel Martinez Noe Martinez Oscar Martinez Patricio M artinez Pedro Martinez Rafael Martinez Ruben Martinez Stella Martinez Tomas Martinez Victor Martinez Charlie Marzahn Jr Edyvan Marzo Hafis Masha Anthony Mason Kenneth Mason Mark Mason Maurice Mason Jr Mark Massengale Michael Massengill Ashlie Massey Mark Massey Christopher Massie Peggy Massingill Eric Masterson Camerino Mata Larry Mathews Brian Mathis Carol Mathis Lori Mathis Maureen Mathis Sandra Matlock Anthony Matos Linda Matthews Michael Matulich Thomas Matusick Elton Maxwell Michael May Lisa May Tania Maynez Elvis Mays Mark Maytum Anthony Mbah Dewey McAdams Murphy McBrayer Jr Rocky McBurnett Teena McBurnett Lisa McCane Susan McCarty Virgil McCarty Daniel McClain Jerry McClarty Barry McClure Christopher McClure Gilbert McCormick John McCormick Lillian McCray Jeremy McDaniel Sharon McDaniel Terry McDaniel Timothy McDaniel Dennis McDeavitt Kimberly McDeerman John McDonald Ira McDonald Jr Carlos McDowell Michael McDuff Mark McElhinney John McElrath Micah McElroy Lowell McElwee James McEwen Shane McGaha Gregory McGee Jr Eugene McGhee Jeffery McGowan Hugh McGowan Scott McGregor Randy McGrone Scott McHugh Scott McIintyre Lester McIntyre III Chester McKamey Roger McKamey Brian McKamie Jason McKee Kevin McKee Shawn McKeel John McKenzie Maria McKinney Terry McKinney David McKinzey Amber McKnight Billy McManus Douglas McMullan Candace McNamee Willie McNeil Marianne McNeill James Mc Neill Jr Nicholas McPherson Stirling McPherson Marinda McRae William McReynolds III Mary McVaigh Bradley Meade Eugene Meadows Tom Meadows Ronald Meadows Aubria Mebane Francisco Medellin Hector Medellin Ruben Medina Robert Medlock Carlos Medrano Jaime Medrano Juan Medrano Manuel Medrano Clayton Meeks John Meeks Richard Mehringer Francisco Mejia Joel Mejia Jose Mejia Juan Mejia Manuel Mejia Reinaldo Mejia-Galvez Juan Mejia-Vicente Pablo Melendez Jr Leonel Mena Martin Mena Salvador Menchaca John Mendes Jr Carlos Mendez Heraclio Mendez Lorenzo Mendez Vidal Mendez Dav Mendoza Heriberto Mendoza Hipolito Mendoza Jorge Mendoza Jose Mendoza Pedro Mendoza Howard Menifee Jr William Meredith Jacqueline Merrell Wylle Merrill Patrick Merritt Walter Mershon Walter Mertens Jr Keith Messamore Brian Metcalf Ricky Metzler Christopher Meyers Melisa Meyers Noble Meyers Armando Meza David Meza Joseph Michalek Cynthia Midgett Royal Milam John Milani Luke Milbourne Myles Millard Albert Miller Bryan Miller Cameron Miller Danny Miller Deborah Miller Jeffrey Miller Karen Miller Kenneth Miller Larry Miller Mack Miller Keith Miller Christina Miller David Miller David Miller James Miller Shelley Miller David Mills Kenneth Mills Randy Mills Randy Mince Jose Minero Tanya Minnick Omar Miranda Kelly Mireles Charles Mitchell Cory Mitchell Chad Mitchell Luis Mixa Rocky Mixon Larry Mobley Deoborah Moffett Michael Moffett Larry Moffitt Jr Anthony Moise Farilio Moise Parra Moises Daniel Molina Fredy Molina Guillermo Molina Jose Molina Jose Molina Noe Molina Obdulio Molina Martin Molloy David Molnar Kenneth Monday Cirilo Mondragon Juan Mondragon Jose Monreal Randall Monroe Jose Monsivaiz Manolito Montana Ernesto Montero Jose Monterrosa Polidecto Monterrosa Wilkin Monterrosa Frederick Montgomery Guadalupe Montoya Jose Montoya Karla Montoya Brian Moody Bruce Moody Jucory Moon Alice Moore Carl Moore Grady Moore James Moore James Moore Michael Moore Michael Moore Misti Moore Peggy Moore Timothy Moore Todd Moore Inocencio Mora Julio Mora Luis Mora Carlos Morales Eribrto Morales Gregorio Morales Jose Morales Jose Morales Jose Morales Daniel Moran Phillip Moran Matthew Moreau Darryl Moreland Cesar Moreno Javier Moreno Patrick Moreno Manuel Moreno Jr Christopher Morgan Eric Morgan Jeffrey Morgan Jesse Morgan Kenneth Morgan Curtis Morgan Sr Laneia Morning Santos Morquez-Andrade Allen Morris Brantley Morris Leon Morris Linda Morris Marie Morris Michael Morris Roger Morris Christine Morris-Hart Clifford Morrison Greta Morrow Rick Morrow Keith Morton Jr Wilma Moser B Mosier Kitty Mosley Yolanda Mottu Matthew Mowery Jerry Moy Daniel Mozisek Steven Mueller Jerry Mullaney Jeff Mullaney Albert Muller III Amy Mullins Jesus Muniz Margaret Muniz Rafael Muniz Alejandro Munoz Fernando Munoz Javier Munoz Julio Munoz Roberto Munoz Teresa Munoz Victor Munoz Benny Murillo Ramon Murillo Joseph Murphy Rhonda Murphy Brad Murray Brandy Murray Jared Murray Thomas Murray Martin Murrell Anthony Myers Anwar Myers Kenneth Myers Dawn Mynatt Mark Myrick Jose Najera Patrick Nalley Anthony Nalls Krishna Nandakumar Savita Nangia Stephen Napier Charlie Naranjo Christina Narvaiz Jonathan Natera Imtiyaz Nathani Cathy Naus Silvia Nava Fidelmar Navarrete Jose Navarrete Melki Navarrete David Navarro Jorge Navarro Sundar Nayak James Neaderhiser Michael Neal Douglas Nease Alana Nedderman Vernon Needham Scott Neel Ronald Neeley Scott Neer Albert Neipling Darwin Nelson Debra Nelson Kenneth Nelson Stanley Nelson Joey Nelson James Nelson Jr Michael Nesbitt Daniel New John New Leslie Newborn Burt Newman Robert Newman Valerie Newman Francis Newman Paul Newport Thong Ngo Andy Nguyen John Nguyen Lam Nguyen Nga Nguyen Richard Nguyen Sonny Nguyen Vinh Nguyen Jeffrey Nicks James Niemi Southzay Nifong Andre Nitkowski Jack Nixon Deborah Noe Cathy Noel Michael Noel Windell Noel Gabino Nolasco Pedro Nolasco Roy Nolen Christopher Norman Woodard Norman Noah Norman Deborah Norris Charles Norton Carl Norvell W Norwood Jr Matthew Novosel Jerry Noyes Leo Nugent Martin Nunez Natividad Nunez Tofua-ofa Nuusi-Pututau Nena O'Brien Jesus Ocampo Francisco Ochoa Albert Ochoa Robert O'Connor Loren O'Connor Robert O'Dell Terry O'Dell Amos Odit Derrick Odom Deborah Odum Jason Oelschlegel Patrick Ofori Charles O'Hara Sherry O'Hara Steve Olagues Francis Oldham Michael O'Leary Francisco Oliba Wayne Oliphant Luis Olivo Jr Everardo Olvera Feliciano Olvera Reynaldo Olvera Santiago Olvera Pablo Onofre Jose Orellana Dodjie Oriondo Vincent Orlando Antonio Orozco Jose Orozco David Ortega Victor Ortega Carol Ortiz Isidro Ortiz Jose Ortiz Mauro Ortiz Maximo Ortiz Rick Orvis David Osborn Larry Osborne Joanna Osburg Lino Oseguera Emmanuel Osei Samuel Osei-nti Wendell O'Shields Mark Ostrander Alisha Otto Patricia Outlaw Ventura Ovalle Daryl Overbay Donny Overcast Paul Overman Hershel Owen Kerry Owen Sheila Owen James Owens Stephen Owens Stephen Owens Larry Owings Isaac Owusu Isaac Pabon Chester Pace Eliseo Padilla Jose Padilla Luis Padilla Martin Padilla Omar Padilla Edwardo Padron Jr Deanne Page Michael Page Robert Paige Jr Heraclio Palacios Nicasio Palencia Norma Palma Yuri Paltsev Luis Parada Benny Parker Charlene Parker Jeffrey Parker Leonard Parker Paul Parker Royal Parker James Parks Kristin Parlato Harold Parman Christopher Parr Roberto Parra Billy Parrish John Pate Tim Pate Robert Pate IV Dhiru Patel Kirit Patel Christine Patterson Larry Patterson Richard Patterson Derwood Patton Rick Patton Rebecca Paul Robert Pawelek Jana Payne Jerry Payne Mike Payne Sean Payne Emilio Paz Jacobo Paz Jerry Paz Dan Peak Mark Pearce Dennis Pearman Donald Pearson Kevin Pebley Dale Peck Ryan Peck J Pelaez Julio Pelico Desiderio Pena Eliu Pena Gabriel Pena Idalia Pena Joel Pena Maria Pena Pablo Pena Arturo Pena Jose Penado O Pendergraff Sheila Pendleton Gary Penn Marvin Penney Roy Pennington Linda Pentz Les Pepper III Federico Perales Jeremiah Perales Juan Peraza Alvaro Pereira Arturo Perez Carlos Perez Erik Perez Ernest Perez Federico Perez Francisco Perez Francisco Perez Gerasmo Perez Hector Perez Jeronimo Perez Jesus Perez Jose Perez Jose Perez Juan Perez Santiago Perez Shelly Perez Claude Perilli Brent Perkins Justin Perkins Missey Perkins Debetrio Perla Gary Perry Conrad Perry II Lloyd Perry III Tamara Peters Terry Peters Brian Peterson John Peterson Neil Petrillo Gerald Pettit Bret Pettit Leroy Pewee Alan Peyton George Pfeiffer Mark Pfeiffer Troy Pfeiffer Navinh Phangnivong Khonthong Phasavath William Phelps Aaron Phillips Brandi Phillips Darrell Phillips Denford Phillips Eric Phillips Michael Phillips Patricia Phillips Tabatha Phillips William Phillips Tammy Philpot Ren Phoeuk A-Fou Phong Somphorn Phothirat Florencio Piedra Charles Pierce James Pierce Tim Pierce Everett Pietras Brian Pike Kerry Pike Hugh Pilgrim Anthony Pillar Isreal Pineda Alberto Pinedo Seshu Pinnamaneni Adolphus Pinson Kathy Pitcock Daniel Pittman Jerry Pittman Kenny Pittman Derek Pitts Quincy Pitts Roy Pitts Elizabeth Pizzi Darun Platt Dennis Platt Hairon Pleitez Timothy Plotner Barbara Pointer Betty Polak Romeo Polio William Polio James Pollard Gonzalez Pompello Shelley Pool Regina Poole Stephen Poole Deborah Poparad Connye Pope Janice Pope John Pope Abundio Porcayo Miguel Portillo Jorge Posada Joyce Posey David Pounds Christina Pounds Christopher Powell John Powell Mark Powell Karen Powell Clyde Powers John Powers Pamela Powers Jesus Prado Chhunna Prak Albert Predmore Katrina Predmore James Prewitt Braddrick Price Charles Price Franklin Price Jr Greg Price James Price Nora Price Steve Price Ronnie Prokisch Vickie Prokisch Ricky Pryor Kenneth Puckett Keith Pudvah Ismael Pulido Juan Pulido Juan Pulido Jr Jose Punnachalil Andrea Purcell Alan Pyles Bill Pyles Larry Pyles Larry Pyles Terry Pyles Anthony Quarshie Miriam Quezada Johnny Quinn Jose Quintanilla Jose Quinteros Jose Quinteros Abbas Qureshi Mehmood Qureshi John Raines Jr Charles Rainwater Gregory Rainwater Mark Rainwater Raymond Rainwater Gloria Rakstis Amanda Ramage Juan Ramblas Roger Rambo Adrain Ramirez Alberto Ramirez Breondan Ramirez Dennie Ramirez Everardo Ramirez Ivan Ramirez Jesus Ramirez Jose Ramirez Jose Ramirez Kristin Ramirez Maria Ramirez Michelle Ramirez Ramiro Ramirez Rogelio Ramirez Rosendo Ramirez Teodoro Ramirez Vicente Ramirez Xavier Ramirez Veinna Ramirez Antonio Ramos Gregory Ramos Jose Ramos Juan Ramos Manuel Ramos Matthew Ramos Raul Ramos Billie Ramsey Sheldon Randolph Emily Ranesbottom Severino Rangel Lee Ransburg David Rape Mogor Raphael John Rapozo Mary Rashchke Donna Rascoe Nick Raso Gerard Rateau Randall Ratliff Rocky Rau Robbie Rau Scott Rawlings Joseph Ray Penny Ray Kelli Ray Barney Ray III Eddie Read Terri Readshaw Frederick Reardon Fortunato Rebollar Francisco Rebollar David Rector Kyle Rector Paul Reda James Redd Curtis Redmond Darrell Redmond Johnnie Reed Steven Reed Stephanie Reed Brian Reese James Reese James Reese Sr Austreberto Regino Robert Rehman Cody Reid Michael Reid Stanley Reid David Reinhart Larry Reis Larry Rejcek Larry Renney Jesse Renteria Juan Resendiz Pedro Retamal Arturo Reyes Bonifacio Reyes Dionicio Reyes Eugenio Reyes Francisco Reyes J Reyes Jose Reyes Michael Reyes Michael Reyes Pedro Reyes Rodolfo Reyes Armando Reyes-Maldonado Aaron Reyna Jose Reyna Chris Reynolds Fred Reynolds Terry Reynolds Rhonda Reynolds Kevin Rhine Charles Rhodes David Rhodes William Rhodes Daryl Rice Judy Rice Scott Rice Andrew Rice III Angela Richards Ross Richards Kimberly Richardson Richard Richardson Ronnie Richardson Kristopher Richey Alvan Richey Jr Kris Richmond Yancy Richmond Hubert Rickelman Gail Riddle George Rideout Don Riggs George Riggs Gildardo Rincon Steven Rinker Oria Rio Enrique Rios Erick Rios Ignacio Rios Jaime Rios Jose Rios Salome Rios Jack Ritchie Jr Hugo Rivas Adan Rivera Hector Rivera Heladio Rivera Israel Rivera Jose Rivera Jose Rivera Jose Rivera Jose Rivera Santos Rivera Cynthia Rivera John Rizzi Otis Roach Clint Roady Brian Roark Eula Robbins Russell Roberson Bryan Roberts Charles Roberts Joseph Roberts Linda Roberts Meredith Roberts Michael Roberts Corey Robertson David Robertson Keith Robertson John Robertson Robert Robertson Sr Bradley Robeson Jan Robichaux A Robinson Alonzo Robinson Bobby Robinson Brian Robinson David Robinson James Robinson John Robinson Matthew Robinson Willie Robinson Travis Robinson Jose Robles Armando Rocha Paul Rochester Edgar Rodas Jonathan Rodden John Rode Kevin Rodrigue Armando Rodriguez Artemio Rodriguez Carlos Rodriguez Charles Rodriguez Cheryl Rodriguez Deyni Rodriguez Filimon Rodriguez Hector Rodriguez Jacinto Rodriguez Jaime Rodriguez Jesus Rodriguez Jose Rodriguez Juan Rodriguez Manuel Rodriguez Mario Rodriguez Miguel Rodriguez Pedro Rodriguez Ray Rodriguez Refugio Rodriguez Rene Rodriguez Roberto Rodriguez Rodolfo Rodriguez Sandra Rodriguez Vicente Rodriguez Jesus Rodriguez Vincent Rodriguez Juan Rodriguez Jr Rodolfo Rodriguez Jr Carolyn Roe Billy Roehling Marvin Roehling Cassandra Rogers Cecil Rogers Daniel Rogers James Rogers Jason Rogers Michael Rogers Mike Rogers Michael Rogers Edward Rogowski Jose Rojas Ramiro Rojas Juan Rojas-cabrera Jeremy Romack Thomas Romack Emigdio Roman Inez Roman Misael Roman Santos Roman Sinforoso Roman Juan Romero Laura Romero Mariasela Romero Orlando Romero Osmin Romero Pauline Romero Reynaldo Romero Ricardo Romero Roberto Romero Victor Romero Reynaldo Romero Jr Thomas Rood Jason Rooks Randall Root Jarrod Roper Jason Roper Ramona Roque Howard Rosado Roberto Rosado Juan Rosales Nazario Rosales Frank Rosales Jr Felix Rosas Joe Rosas Jr Brian Rose John Rose Roy Rose Daniel Roselien John Ross Miguel Rostro Larry Rowden Danny Rowell Laura Royalty Kathleen Rubalcaba Angel Rubio Christopher Rubio Cristina Rubio Guadalupe Rubio Jesse Ruby Jr Natasha Rucker Roberto Rueda Mark Ruehl Bryan Ruggles Ernest Ruh Arturo Ruiz Danilo Ruiz Francisco Ruiz Hector Ruiz Everett Russell Gary Russell Gary Russell Linda Russell Rodney Russell William Russell Jeffrey Rutherford Thomas Rutherford Bobby Rutledge Donald Rutledge Latonia Rutledge Susan Ruybal John Ryder Mark Sabado Ronald Sabisch Ignacio Saenz Javier Saenz George Sago III Arturo Salazar Eduardo Salazar Erasmo Salazar Javier Salazar Javier Salazar Juan Salazar Leon Salazar Luis Salazar Marco Salazar Leonardo Salcido Daniel Saldana Ivan Saldana Tomas Saldana Sergio Saldivar Jose Sales Angel Salgado Rufino Salgado Vicki Salhus Acencio Salinas Rafael Salinas Simon Salinas Rafael Salinas Jose Salmeron Marcial Salmeron Walter Salmeron Dawn Salmons Ciro Samperi Dustin Sample Gwendolyn Sample Constantino Sanchez David Sanchez Gerardo Sanchez Jose Sanchez Jose Sanchez Juan Sanchez Luis Sanchez Ray Sanchez Rudolfo Sanchez Clay Sanders Dale Sanders Daryl Sanders Marcus Sanders Paul Sanders Patricia Sanders Edward Sanderson Mark Sanderson Greta Sandifer Andres Sandoval Juan Sandoval Noel San doval Sixto Sandoval Pheng Sanesomkane Joe Sanford Manuel Santamaria Isaias Santana Jorge Santana-Torres Maritza Santiago Eulalio Santivanes Loyle Sapaugh Liza Sapaugh Stephen Sapp Melinda Saranthus Loretto Saravia Christopher Sarte Michael Saturday Ignacio Saucedo Jose Saucedo Raunel Saucedo Raymundo Saucedo Glenn Saunders Keo Savavong Khamphouth Savavong Darrell Sawin Jeanette Saxon Thomson Sayavong Judy Sayavong Sherry Saylor Randy Sayre Jr Bounlai Saysombath Lester Scarbro Thomas Scarinza Richard Schaefer Edward Schattel III David Scheckler Raymond Schenk Fred Scherff Calvin Scheuermann Mary E. Schimmels Sharon Schippers Michael Schmidt Philip Schnur Christina Schoelen Melissa Schramm Judith Schroeder Scott Schroeder Vicky Schroeder Ronald Schroeder Fred Schubert Johnie Schulte Charles Schultz Jr Craig Schupp Sylvia Sciancalepore Doyle Scott Kenneth Scott Roderick Scott Jefferson Scoville Carl Scroggins Elvira Seamans Kevin Searcy Brian Seavey Felipe Sebastian Curtis Seber Jim Seber Kelli Seber Matthew Sebesta Raymond Sebesta Jr Gregory Sechrist Ernest Seideman Emmett Sellers Gerald Semien Harry Sengrath Sysai Sengrath Terry Sensing Jose Sequeiram Uvaldo Serna John Serrano Johnny Serrano Thomas Serrano III Apolonio Serrato Blas Serrato Domingo Serrato Froylan Serrato Jose Serrato Lazaro Serrato Pablo Serrato Thomas Sewell James Sexton Johnny Sexton Rick Shadden Dewayne Shaleen Zachary Shamp Denny Sharp Kevin Sharp Louise Sharp Terry Sharp Nelson Shaw Richard Shaw Jeryl Shaw Gary Shears Gary Shears Scott Shed Patty Sheely Roy Shelnutt Stephen Shelton Nelson Shepard Arash Shiehbeiki Rhonda Shifflett Scott Shimkus Jeffrey Shingler Tracy Shirels Christopher Shirrell Carl Shiveley Jr John Shivers Donald Shockey Jim Shockley David Shope Diane Shroyer Douglas Shull Josh Shultz W Shurtleff Scott Shutters Alla Shvarts Vincent Siegel Eduardo Sierra Jose Sierra Rodney Sifers Ricky Silcox Jose Silva Martin Silva Shelby Simmons James Simpson Brady Sims Jerrie Sims Kimberly Sims Beau Sinclair Sharon Sinclair Abijah Singer Derek Singleton Jeffrey Singleton Stephanie Singleton David Sipes Jacob Sipes Anthony Siriani Jr Kynoi Sisomboun Scott Siverly Soudaphone Sivilay Leslie Skaggs Carl Skeene Carl Skeene C Skillern Duane Slatter Elaine Slaughter Jimmy Slaughter Jr Jack Slauter John Sligh Michael Sloan Thomas Slovacek Billy Slover Samuel Slover Jr Ronald Sluder William Smedley David Smiddy Teddy Smiddy Alfred Smith Allen Smith Billy Smith Bobby Smith Bonnie Smith Brian Smith Brian Smith Chad Smith Craig Smith Deidra Smith Earlie Smith Gregory Smith James Smith Jason Smith Johnny Smith Justin Smith Leonard Smith Mark Smith Marvin Smith Melanie Smith Michael Smith Pat Smith Phyllis Smith Rhodney Smith Rickey Smith Robert Smith Robert Smith Rodney Smith Roger Smith Sherry Smith Steven Smith Tamara Smith Walter Smith Willie Smith Janet Smith Jill Smith Shirley Smith Millard Smith III Larry Smith Jr Willie Smith Jr Daniel Smith Jr Connie Smithson Danny Smock Joseph Smothers Thomas Smothers Charles Snodderly Steven Snodgrass Larry Snow Candy Snyder Anthony Soares Richard Sobetski Poch Soeun Larry Sofka Malcolm Sojourner Michael Sojourner Jose Solano Roy Solano Vernon Soley Cynthia Solis Ricardo Solis Charles Sonsteng Rolando Sontay Santiago Sontay Kerry Sorensen Erasmo Soria Regino Soria-Arenas Jose Sorto Aurelio Sosa Gaudencio Sosa Daniel Soto Jose Sotomayor Marcus Southern Kevin Spann Randall Spears Sandra Speck John Spence James Spence Gregory Spivey Gregory Spizer Tracy Spradlin Roland Stafford William Standefer III Marvin Stanford Michael Stanford Sr Charles Stanley Marlon Stanton Donna Stark Michael Stash Elton Steadham Acey Steel Aurbin Steel Aurbin Steel Jr Stacy Steele William Steelman Shirley Steen Daniel Steffen Steven Steffen Horace Stegall Sandra Steger Roger Steil Emil Stensland Todd Stephan Calvin Stephens David Stephens James Stephens Tommie Stephen Johnny Stephens Jr Daniel Sterrett Paula Stevens Ray Stevens Steven Stevens William Steward Charles Stewart Craig Stewart Karen Stewart Marshall Stewart Michael Stewart Mitchell Stewart Ralph Stewart Richard Stewart Robert Stewart Jr Ronnie Stiggers Gerald Stigler Caleb Stokes Matthew Stone Steven Stone Toney Stone David Stoneking Debra Storey Marlon Storey Vincent Storey Tracy Stout Galina Strakh Albert Strangfeld Jr Spencer Stratton Shelley Straub Robin Strickland Fred Strickler Jr Matthew Strong Charity Strong Jack Stroud Dorothy Styer Darwing Suarez Derwin Sullivan Arlene Sullivan John Summerall Dewey Summerville William Summerville Scott Sundin Jose Sura Jose Sura Anthony Surman Jasper Surmieda Michael Sussmann Yuthachai Suvunrungsi Steven Swancey Bill Swaney David Swearingen Chadwick Sweat Terry Swenson Steven Swierc Michael Szymanski James Tabor Don Tackett Tammy Tafoya Thonglith Taionkeo Jennifer Takasaki John Talbert Thomas Tanner Chhorn Tap Waldo Tappe Aaron Tarabori Billy Taylor David Taylor Dwight Taylor Gregory Taylor James Taylor Jason Taylor Kimberly Taylor Lawrence Taylor Leroy Taylor Melvin Taylor Michael Taylor Paul Taylor Randy Taylor Roger Taylor Roger Taylor Wade Taylor Brenda Taylor Rubin Taylor Jr Robert Tays Richard Teale Sherry Teasley James Teel Brian Teeter Martin Tellez Gerald Tennant Pedro Teodoro Arthur Terry Victor Terry Jana Thamm Amber Theall Stephen Theall Thomas Thelen Matthew Thiem Jimmy Thigpen Dennis Thomas Dwight Thomas Joel Thomas Larry Thomas Lovie Thomas Mary Thomas Robert Thomas William Thomas Valton Thomas Jr Nancy Thom-Fletcher Anthony Thompson Bernard Thompson Brandon Thompson Christopher Thompson Freddy Thompson James Thompson Jimmy Thompson Kimberly Thompson Laura Thompson Linda Thompson Mike Thompson Nathan Thompson Richard Thompson Richard Thompson Sandra Thompson M Thompson Michael Thompson Louis Thompson Jr Martin Thompson Jr Gary Thomsen Troy Thomson Forrest Thopson Penny Thorn Anna Thornton L Thornton Jr Khamphanh Thosychanh Tam Thudo Jimmy Thurman Robert Tibbs Arvle Tidwell Michael Tighe Christian Tijerina John Tillman Rella Tillman Keevan Timm Philip Todd Wiley Todd Darrin Togtman Claude Toler James Tollett James Tolly Jerry Tolly Linda Tolpa David Tomberlin Marsha Tomlinson Shari Tompkins Jerry Toney Yonel Torchon Jose Torres Sunny Torres Victor Torres Geoff Toune Jose Tovar Ignacio Tovias Jane Townsend Chieu Tran Ni Tran Quoc Tran Mark Travland Cherise Tredo Alfonso Trejo Jose Trejo Jorge Trevino Tiburcio Tristan Terry Trudell Samuel Trujillo Brad Tucker David Tucker Patrick Tucker Paul Tucker Harry Tucker Jr Buearl Tungate Maurice Tuohy Kimberly Tupman Pablo Turcios Benny Turner Benton Turner Charles Turner James Turner James Turner Kevin Turner Moses Turner Michael Turpin Randy Tweedt Richard Tyson Tana Tyson Donny Uherek Jose Ulloa Oscar Umana Martin Umanzor Jeffrey Underberg Becky Unger Percy Upshaw Patricia Urbanski Florentino Uribe Michael Utley Toni Vaccaro Jose Valdes Ramon Valdez Antonio Valdivia Jose Valentin Ron Valentine Oscar Valenzuela Bernardino Valero Jasper Valero Laura Valley Tim Vanzant Joseph Vanbebber Linnie Vance Ricky Vance Harvey Vandever Dau Vang Jack Vang Lau Vang Ma Vang William Vang Xiong Vang Charles Vanhuss John Vanlandingham Mark Vansaun Arturo Vargas Bertin Vargas Rene Vargas Joshua Varin Atanasio Vasquez Joaquin Vasquez Raul Vasquez Geri Vaughan James Vaughan Mary Vaughn Phyllis Vaughn Timothy Vaughn Wayne Vaughn Pamla Vaughn-Mitchell Simon Vayner Francisco Vazquez Jesus Vazquez Jose Vazquez Juan Vazquez Miguel Vazquez Rhonda Vazquez Jose Vega Rogelio Vega Jesus Vega Jr Raul Velasco Alfredo Velasquez Cruz Velasquez Jose Velasquez Jose Velasquez Mauro Velasquez Richard Ventrca Jr Delfino Ventura Inmar Ventura Jose Ventura James Venus Jr Jose Vera Raul Verdugo Ruben Verdugo Jerry Vess Troy Vest Armando Vicente Carlos Vicente Eleodoro Vicente Elicio Vicente Guillermo Vicente Leonidas Vicente Marco Vicente Margarito Vicente Ovidio Vicente Roberto Vicente Francisco Vicente-Pelico Carlos Vicente-Tzun Luis Vicente-Vicente Robert Vickers John Vickery Lucio Vidal-Guerrero Aurelio Vidals Joel Viechnicki Luis Viera Bonnie Vigdal Kheuavanh Vilaythong Outhay Vilaythong Phitsamy Vilaythong Serafin Villafuerte Perla Villagrana Jose Villanueva Julian Villanueva Martin Villanueva Rae Villar Lionzo Villareal Sr Adrian Villares Reynaldo Villarreal Carlos Villatoro Eusebio Villatoro Magdaleno Villatoro William Villatoro Manfredo Villeda Floriberto Villegas Marco Villegas Barry Vines Jerry Vines Randall Vines Scott Vinson Sergio Viveros Erica Voltes Aaron Vortis Farshad Vossoughi James Vowels Xuan Vu Jeffrey Waclawczyk Frank Wade Kristie Wagner Leslie Wagoner Charleston Walker Donna Walker George Walker George Walker Johnny Walker Theodore Walker Timothy Walker Tina Walker Wayne Walker Jeffrey Walker Kenneth Wallace Randy Walls Tommy Walshak Emily Walters Booker Walton James Walton David Ward Gerald Ward Kelvin Ward Lynn Ward Sonny Ward William Ward Jr Romelle Ware Leo Warneck Alex Warner Tarvis Warner Delvin Warner Deidre Warren William Warren Steven Wasson Richard Waters Gerald Watkins Saul Watkins Jeffrey Watson Daniel Watts Jr Sandra Wawarosky Samuel Waxman Tonia Way Ronald Weast Norma Weatherspoon Frances Weaver Stephen Weaver Wayland Webb Robert Webb Ronny Webb Daye Weber Juan Weira-garcia Anneliese Welch Daniel Welch Jackson Welch William Welch Cyrena Welch Angela Wells Billy Wells Kimball Wells Robbie Wells Deborah Wells Marty Wells Robert Wendorf Jr Jackie West Paul West William West John West Jamie Westbrooks Phil Wetherby Patrick Wetzig Rubalee Whatley Jeff Wheeler Stephanie Wheeler Julie Whitaker Brenda White Isaac White Jeanette White Jimmy White Margaret White Matthew White Vickie White William White Donna White Luverna White Raymond Whitehead Jr Ron Whiteley Annie Whiteside Janice Whitetree Robb Whitinger Angela Whittemore Gregory Wiatrek Connie Widmar Tracy Widner Lynn Widrick Robert Wiggins Robert Wikoff Michael Wilburn Randy Wilken Phillip Wilkerson Michael Willenborg Brandon Williams Cedric Williams Charles Williams Christopher Williams Christopher Williams Davis Williams Everette Williams Frank Williams Gary Williams George Williams James Williams Jerry Williams Jerry Williams Joel Williams Jonathan Williams Karl Williams Kenneth Williams Kenneth Williams Larry Williams Marcus Williams Michael Williams Orin Williams Patrick Williams Paul Williams Shirley Williams Thomas Williams Tina Williams Vincent Williams Wonderaye Williams Michael Williams Jr Brian Williamson Glenn Williamson James Williford Bobby Wilson Chad Wilson Darren Wilson Fannie Wilson Fate Wilson Harold Wilson James Wilson Jamie Wilson Kathy Wilson Richard Wilson Robert Wilson Scott Wilson Stephen Wilson Thad Wilson Joel Wilson William Wilson Donald Wilson Jr Billy Wingate Daryl Wingo Louis Winkelmann Arthur Winkler David Wirt Jr Keith Wishart Ted Wishart Alison Witham Michael Witt Travis Wittman John Wolf III Jeremy Wolford Charles Wolke H Womack Brian Wood Chadwick Wood Connie Wood Harriett Wood Joseph Wood Roger Wood Stephen Wood Charlotte Woodall Willie Woodard Michelle Woodring Stacy Woodring Corey Woods Kenneth Woods Kenneth Woods Michael Woods Warren Woods Robin Woodward Dennis Wooten Cynthia Wooten Flor Wordell Millard Wratten Crista Wrenn Don Wrenn Corey Wright Jimmy Wright Michael Wright Kenneth Wright Tina Wright James Wright Jr Nancy Wymore Lamphay Xayavong Raymundo Xilos Bee Xiong Pao Xiong Glen Yaeger Beverly Yahnke William Yarbrough Tony Ybanez Larry Yee Sheila Yee Gary Young Jerone Young Jess Young Michael Young O Young William Young Jian Yu Robert Zabcik Antonino Zamora David Zamora Eduardo Zamora Oscar Zamora Ahad Zangbari Melvin Zapalac Mario Zapata Marcelo Zarco Mary Zeagler Thomas Zeigler Roberto Zelaya Gary Zielstorf William Zietz Darald Zinger Nancy Znidarsic Martha Zuniga James Zunt Jon Zurn


OFFICERS                   DIRECTORS                   SENIOR EXECUTIVES

A.R. GINN                  A.R. GINN(1)                JIMMY D. ANDERSON
Chairman of the Board      Chairman of the Board       President, DBCI

JOHNIE SCHULTE             JOHNIE SCHULTE(1)           CHARLES W. DICKINSON
President & Chief          President & Chief           Executive Vice President
Executive Officer          Executive Officer           Metal Components

KENNETH W. MADDOX          WILLIAM D. BREEDLOVE(2)     MARK W. DOBBINS
Executive Vice President,  Vice Chairman               Vice President, Metal
Administration             Hoak Breedlove              Components
                           Wesneski & Co.
ROBERT J. MEDLOCK
Executive Vice President   SHELDON R. ERIKSON(2)       KEITH E. FISCHER
Chief Financial Officer,   Chairman, President &       Executive Vice President
Treasurer                  Chief Executive Officer of  Engineered Buildings
                           Cooper Cameron Corporation
WILLIAM A. LAWRENCE                                    KELLY R. GINN
Vice President and         GARY L. FORBES(2)           President, Metal Components
Controller                 Vice President, EQUUS
                           Incorporated                RICHARD F. KLEIN
DONNIE R. HUMPHRIES                                    President, Metal Coaters
Secretary                  W. BERNARD PIEPER(2)
                           Private Investor            FREDERICK D. KOETTING
                                                       President, Engineered
                                                       Buildings

                                                       TODD R. MOORE
                                                       Vice President,
                                                       General Counsel

                                                       KIM WELLS
                                                       President, MESCO

                                                       WILLIAM M. YOUNG
                                                       President, A&S

(1) Executive Committee

(2) Compensation Committee
    and Audit Committee

----------

CORPORATE HEADQUARTERS
NCI BUILDING SYSTEMS, INC.
10943 North Sam Houston Parkway West
Houston, Texas 77064
281-897-7788

COMMON STOCK TRANSFER
AGENT & REGISTRAR
COMPUTER SHARE
INVESTOR SERVICES
2 North Lasalle Avenue
Chicago, Illinois 60602

LEGAL COUNSEL
GARDERE WYNNE SEWELL LLP

AUDITORS
ERNST & YOUNG LLP

FORM 10-K
The Company's Annual Report on Form 10-K
Report for the year ended November 2, 2002, as filed Exchange Commission, is available without charge upon request to Robert J.
Medlock at the address The Company's common stock is traded on the New York Stock Exchange
(NYSE) under the trading symbol NCS.

ANNUAL MEETING
The Annual Meeting of Shareholders of NCI
Building Systems will be held at 10:00 a.m. on Friday, Schulte Conference Center in Houston,
Texas. Shareholders of record as of January 2, 2003 will be entitled to vote at this time.

                                  [NCI PICTURE]


                        [NCI BUILDING SYSTEMS, INC. LOGO]
            10943 North Sam Houston Parkway West Houston, Texas 77064
                          281-897-7788 o www.ncilp.com