Form 10-K, Exhibit 13
period 2003-11-01
NCI BUILDING SYSTEMS INC
filed 2004-01-30
CIK 883902

EXHIBIT 13.1

Raising the Bar

NCI Building Systems 2003 Annual Report

NCI Building Systems, Inc. is one of the country's largest integrated manufacturers and marketers of metal products for the building industry. Its operations are conducted in three business segments: Metal Building Components, Engineered Building Systems and Metal Coil Coaters. Metal Building Components designs, manufactures, sells and distributes one of the most extensive lines of components for a variety of new construction applications, as well as repair and retrofit uses. Engineered Building Systems design, manufacture and market engineered building systems, self-storage building systems and light-gauge framing systems for commercial, industrial, agricultural, governmental, community and residential uses. Metal Coil Coaters provide hot-roll and light-gauge metal coil coating and slitting services. NCI manufactures and distributes its products through a nationwide network of plants and distribution centers designed to increase operating efficiencies and minimize delivery time.

Raising the Bar

Financial Highlights

Dollars in thousands, except per share data

	1999	2000	2001	2002	**2003**
Sales	$ 936,550	$ 1,018,324	$ 954,877	$ 953,442	**$ 898,150**
Income before cumulative effect	44,577 [2]	44,407 [2]	16,535 [1,2]	31,314 [2,4]	**22,800**
Income before cumulative effect per diluted share	2.34 [2]	2.43 [2]	0.91 [1,2]	1.68 [2,4]	**1.20**
Working Capital	59,254	56,913	49,461	80,157	**66,585**
Total Assets	856,367	868,921	838,812	721,265	**713,160**
Long-Term Debt (Including current portion)	433,359	417,254	367,500	297,300	**248,750**
Shareholders' Equity [3]	$ 275,994	$ 305,280	$ 330,343	$ 303,459	**$ 331,751**
Average Common Shares (Assuming dilution)	19,100	18,286	18,265	18,692	**18,969**

[1] *Includes restructuring charge of $2.8 million ($1.8 million after tax, or $0.09 per diluted share) in 2001.* [2] *Goodwill amortization of $10.9 million, $10.6 million and $11.2 million (net of tax effect), or $0.57, $0.58 and $0.61 per diluted share, is included in income before cumulative effect of change in accounting principle in fiscal 1999, 2000 and 2001, respectively. Goodwill is no longer amortized beginning in fiscal 2002 in accordance with the provisions of SFAS No. 142. Refer to Note 3 to the consolidated financial statements for additional information.* [3] *Historically, the Company has not paid dividends.* [4] *In accordance with the provisions of SFAS No. 145, the losses on debt refinancing of $1.5 million ($1.0 million after taxes) in 1999 and $1.2 million ($0.8 million after taxes) in 2002, previously disclosed as extraordinary losses were reclassified to other income (expense).*

Anyone can own land,
buildings and equipment…
what it takes is good people
to run it. — A.R. Ginn

Chairman, President & CEO
NCI Building Systems

Metal Building Components
Engineered Building Systems
Metal Coil Coaters
Door Manufacturing
NCI Metal Depots (Retail)

Raising the Bar

nci BUILDING SYSTEMS

Fellow shareholders:

NCI persevered through a tough economic and industry environment during fiscal 2003 and emerged with stronger prospects for long-term growth than at any time since the cyclical downturn in non-residential construction began in early 2001. The foundation for these prospects is our clear leadership position in the metal construction industry, a position that we have consistently strengthened in each year of the industry downturn. Furthermore, we remain confident that sustained improvement in the national economy will drive long-term growth in the non-residential construction market. Given this improved environment, we expect NCI to be a primary beneficiary from the continued growth in the metal construction industry, which has steadily increased its share of the non-residential construction market.

We hope we are witnessing the early stages of a sustained economic recovery as we write this letter in the first quarter of fiscal 2004. We recognize, however, that hope is not a strategy, nor is it responsible for the progress we have achieved during the past few years of extraordinary challenge. Instead, we credit that progress to our consistent implementation of a disciplined plan designed to achieve the strategic goals of enhanced industry leadership, increased financial strength and improved market share through organic growth and accretive acquisitions. Due to the success of this strategy, NCI is well positioned both to weather a continued lackluster market and to produce a substantially improved performance should the market gain significant momentum.

QUARRY CINEMA
BORDERS

NCI persevered through a tough economic and industry environment during fiscal 2003 and emerged with stronger prospects for long-term growth…

• **Enhanced industry leadership** – We are fully dedicated to the continuous strengthening of our leading industry position by offering the broadest product line of metal construction products; by providing superior customer service; and by using innovative design and state-of-the-art manufacturing to produce the highest quality products and the lowest cost infrastructure.

Our determination to build our leadership position was highlighted in fiscal 2003 by the initiation and completion of our new $9 million state-of-the-art plant in Tennessee for producing metal building frames. Well situated geographically among our customers, suppliers and other NCI manufacturing operations, this plant employs the latest technology to achieve new levels of efficiency and productivity. Having opened in the fourth quarter of fiscal 2003, the new plant has already enabled us to rationalize our operations further

NCI Corporate Office
Houston, Texas

2 Letter to Our Shareholders

Leading an industry
is an enormous feat
that most companies
would like to achieve…
The secret to success
is continually and
consistently "Raising
the Bar."

3

by closing an older, less efficient plant and by eliminating shifts at other plants, thereby increasing capacity levels throughout our national manufacturing network. This substantial investment in the face of a troubled economy and the uncertain international environment during fiscal 2003 is tangible evidence of our confidence in the long-term growth prospects of NCI.

• **Increased financial strength** – Unlike its most relevant industry peers, NCI produced solid profits for fiscal 2003 and substantial cash flow from operations. As a result, we extended our multi-year trend of improving NCI's year-end financial condition, even with capital expenditures for fiscal 2003 of $18 million. In addition to increasing cash at the end of fiscal 2003, to $14.2 million from $9.5 million at the end of fiscal 2002, we reduced our bank debt by $48.5 million during the year. With this reduction, our debt to total capitalization improved to 43% at the fiscal year end from 50% at the end of fiscal 2002, continuing a five-year trend since our peak debt to total capitalization of 73% in May 1998.

Our determination to build our leadership position was highlighted in fiscal 2003 by the initiation and completion of our new $9 million state-of-the-art plant in Tennessee for producing metal building frames.

• **Improved market share** – During fiscal 2003, NCI continued to leverage its market leadership and its strong financial position to pursue opportunities to gain market share in a difficult industry environment. One measure of the market share growth we achieved organically in our core business was the 9% increase in our builder customer list to 1,658 at the end of fiscal 2003 from 1,528 at the end of fiscal 2002. We believe this growth is also representative of our components business, although we do not specifically track this information due to one-time sales and the much larger number of customers.

In addition, we continued to develop new streams of organic revenue growth through new sales channels for metal building products, such as NCI Metal Depots. We doubled the number of Metal Depot stores during fiscal 2003 to six, improving our ability to retail a wide range of components, accessories and small building packages directly to small contractors, farmers and do-it-yourselfers, who are not normally reached through our primary sales channels.

Consistent with our history, we also pursued market share growth through accretive acquisition, exemplified by our purchase of Able Door Manufacturing. Able's line of sectional garage doors for the commercial and residential markets – as well as its distribution network and manufacturing technologies – complements our metal commercial roll-up door business and provides new products for the metal construction market and our retail factory direct stores.

4 Letter to Our Shareholders

NCI BUILDING SYSTEMS, INC.

A&S
A&S BUILDING SYSTEMS

ABC®

Able
Door Manufacturing
a division of NCI Building Systems, L.P.

AAS

Classic
STEEL FRAME HOMES

DBCi

DOUBLECOTE

IPS

MBCI®
Metal Roof and Wall Systems

MESCO

nci
METAL DEPOTS

METALLIC
metallic building company

METAL COATERS®
OF CALIFORNIA, INC.

METAL COATERS®
OF GEORGIA

METAL-PREP®

MID-WEST STEEL
BUILDING COMPANY

SS
STEEL SYSTEMS

The successful execution of our strategy by a confident management team enabled NCI to achieve these goals and produce a financial performance for fiscal 2003 that was, again, significantly stronger than its peer group and the overall industry. We intend to continue implementing this strategy in fiscal 2004 because the non-residential construction market has not yet demonstrated a material recovery, although we have recently experienced a somewhat more positive operating environment. Further, we would expect any significant improvement in market strength to primarily benefit the second half of fiscal 2004, already the seasonally strongest part of the year.

Another critical element driving NCI's success is the commitment of its employees and the high quality of its management organization. Our employees have responded to the challenges of the last few years with dedication and discipline, validating our strategic goal of hiring, training and maintaining the best employees in the metal construction industry. We have every confidence in the team's ability to continue to differentiate NCI as the industry leader.

We want to thank Johnie Schulte, who recently retired as President and CEO, for his years of service to NCI. In addition, we welcome the three new directors who joined the Board in fiscal 2003. We have one of the strongest Boards in our industry, which not only has the expertise to help guide the Company into the future, but which also exemplifies our continuing commitment to strong, independent corporate governance.

Finally, we thank you, our fellow shareholders, for your support through a difficult period. We are confident that through a focused and consistent strategy during a multi-year economic downturn, we have successfully positioned NCI for further long-term growth in earnings and shareholder value.

Sincerely,

A.R. Ginn

A.R. Ginn
Chairman, President and Chief Executive Officer

Another critical element driving NCI's success is the commitment of its employees and the high quality of its management organization.

LEADERSHIP

FRONT ROW (L-R): A.R. GINN, *Chairman, President & CEO*, JOHNIE SCHULTE
BACK ROW (L-R): WILLAM BREEDLOVE, MAX LUKENS, GEORGE MARTINEZ, GARY FORBES, NORMAN CHAMBERS and W.B. PIEPER

6 Letter to Our Shareholders

The NCI Board of Directors brings together a group with diverse backgrounds, fresh perspectives and a wealth of experience, both at NCI and elsewhere in the business world.

7

Johnie Schulte Retires

NCI is truly fortunate for its long relationship with Johnie Schulte, one of the metal building industry's outstanding entrepreneurs and innovators.

"I am proud to have been a part of the development of NCI into an industry-leading company known for its high quality, product innovation and design, outstanding customer service and low-cost operations," states Mr. Schulte. "These strengths have been evident during the past three years, as NCI has consistently outperformed its peers, even in the difficult economic environment. I am confident that NCI has the management team in place to strengthen its industry leadership and, as industry conditions improve, continue to produce significant profitable growth."

NCI has grown from its founding in 1984 to its position today as an industry leader. Thank you Johnie for your years of dedicated work at NCI.

8

Leading an industry is an enormous feat that most companies would like to achieve…NCI has consistently pursued this pinnacle in the metal construction industry.

Leading an industry is an enormous feat that most companies would like to achieve…NCI has consistently pursued this pinnacle in the metal construction industry.

Setting Industry Standards

Leading an industry is an enormous feat that most companies would like to achieve. For some this happens rarely and for others, rarely becomes never. For the few that attain this level on a consistent basis, it is truly a noteworthy accomplishment. NCI has consistently pursued this pinnacle in the metal construction industry. The secret to success is continually and consistently "Raising the Bar."

Where does it start?

Industry leadership begins with the pursuit of excellence in establishing standards of quality. Three major areas are paramount to achieving this goal: hiring, training and retaining quality employees, developing long-term relationships with customers and delivering quality services and products.

NCI is diligent in the pursuit of accretive acquisitions and new enterprises to this end. During fiscal 2003, we acquired Able Door Manufacturing, a commercial and residential sectional door manufacturer. This acquisition supplements the existing sales of DBCI, a major supplier of commercial and industrial roll-up doors in the self-storage market.

NCI Metal Depots (NCI's retail establishments that cater to the small contractor and suburban farmer/rancher), were doubled from three to six: three existing stores in New Mexico and three new stores were opened or acquired in the Houston, Texas, area during 2003. Future expansion will be dependent upon the success of these six stores and targeted market growth opportunities.

NCI at a Glance

SEGMENT	PRODUCTS	CUSTOMERS	INTER-COMPANY RELATIONSHIP
Metal Building Components	• Pre-formed metal roof and wall systems • Secondary structural members • Flashings and accessories • Roll-up and sectional doors and interior partition systems	• Small, medium and large contractors • Specialty roofers • Regional fabricators • Engineered building fabricators	• Produces metal components for the Engineered Building Systems segment. • Roll-up and sectional doors
Engineered Building Systems	• Engineered buildings, mini-warehouses, commercial and industrial warehouses, steel-framed homes, insulated wall refrigerated buildings and custom use buildings	• Dealers, large general contractors, developers and custom fabrication customers	• Produces main frames, long-bay systems and light commercial systems for all divisions
Metal Coil Coaters	• Cleans, treats and coats various flat-rolled metal coil substrates • Slits and/or embosses coated coils	• Major manufacturers of steel products	• Supplies painted light gauge coils for panels and flashings and heavy gauge coils for secondary structural products

10 Company Overview

Industry leadership begins with the pursuit of excellence in establishing standards of quality… hiring, training and retaining quality employees, developing long-term relationships with customers and delivering quality services and products.

11

Industry leaders must not only have the culture and programs that sustain them internally and in the market place, they must have the cooperation of their vendors and service providers. NCI is proud of its relationship with the leading steel, accessories and paint manufacturers, as well as local suppliers in the supply chain. NCI works hand-in-hand with its suppliers to provide the highest quality products available to the metal construction market. We "partner" with all of our suppliers to develop standards for products that are recognized as the best available. The market place recognizes that any product provided by an NCI company will give excellent service and performance that is backed by the leading provider of steel construction solutions.

Another representative characteristic of a leading company is its training programs for all of its markets. Because of its commitment to raise performance standards for all industry participants, NCI has developed programs for personnel, customers and design professionals.

Another major component in the success of NCI is its retention of employees… Nearly one-half of our employees have been with the company over five years!

Another major component in the success of NCI is its retention of employees… Nearly one-half of our employees have been with the company over five years!

Personnel

NCI's commitment to the highest level of performance begins with its employees. We recognize that state-of-the-art buildings, equipment and products are only window dressing without well-trained, professional and caring employees. The Company provides training in all aspects of product knowledge, professional conduct, professional selling skills, equipment operation and maintenance, and customer service.

We are especially proud of our safety training programs — our employees achieved the best safety record in the history of our Company. The result is reflected in the lowest lost time and associated costs in our history. This accomplishment is also an indicator of the highest level of concern expressed by the employees for the well being of one another.

Customers

To further our customers' probability of success, we have developed the most comprehensive product offerings in the industry. As support for these products, we provide many tools and training services to supplement our customers' sales and marketing needs. Perpetual testing, development of details for troublesome field conditions, state-of-the-art estimating programs, cutting edge design and engineering programs, installer training and certification, and many other programs are available.

Design Professionals

We work as closely with design professionals as we do our traditional customers. The following are two of the programs developed to increase their awareness of the metal construction industry:

AIA (American Institute of Architects) Continuing Education Seminars – This is an introductory level course designed to give the design professional a basic

Lexington Structural Facility
Lexington, Tennessee

12 Company Overview

We are especially proud of our safety training programs… our employees achieved the best safety record in the history of our company. The result is reflected in the lowest lost time and associated costs in our history.

13

understanding of the use of metal. It is AIA certified and is available in a one-hour learning unit or a three-hour learning unit format.

NCI is a founding member of the Metal Construction Association.

School Market Presentation – This presentation is designed to give the design professional a clear view of the use of metal roofing in the educational facilities market. The participants are also given a complete packet of design materials including editable specifications, editable CAD details and complete UL listings.

To keep this training information current and raise the bar for the rest of the industry, NCI participates in many industry associations. The Metal Building Manufacturers Association (MBMA), The Metal Construction Association (MCA), Metal Roofing Systems Association (MRSA), National Roofing Contractors Association (NRCA), The Construction Specifiers Institute and National Coil Coaters Association (NCCA) are a few of the industry organizations that NCI managers are involved with.

Professional interaction with other industry leaders provides the transfer of information and the exchange of concepts for the evolution of our industry. NCI maintains high visibility within these associations to positively influence the evolution of our industry and maintain our leadership position with our new and improved products and services. In fact, NCI is a founding member of the Metal Construction Association.

Research & Development

Underwriters Laboratories, Factory Mutual and ASTM are the industry's major testing authorities who are consistently pushing industry standards to higher levels. To ensure that our products meet or exceed these standards we continually test and re-test our products — so much that we built our own authorized replicas of the Underwriters Laboratories, Factory Mutual and ASTM 1592 test chambers.

Located in our 13,000 square foot Research & Development facility in Houston, Texas, these chambers allow us to test for weathertightness and structural integrity under dead load and uplift conditions. These tests give us a depth of knowledge about our products that is unequalled in the industry — and the more we test, the more accurate our information becomes. Our testing can fine-tune improvements in products, improve the safety factor for engineering design, and ensure our products satisfy or exceed building code requirements.

Every time we improve any product and any service, we set a new industry standard…thus raising the bar another notch!

Partnering

With our commitment to quality service and products, it only stands to reason that we have a bilateral relationship with customers, vendors, code bodies, design professionals and related service providers. Through these relationships, we have

DeSoto Center
Southaven, Mississippi

14 Company Overview

In an effort to further our customer's probability of success, we have developed the most comprehensive product offerings in the industry.

15

NCI's main focus in marketing is to enhance the image of metal construction and present a positive representation of metal as the premier construction material.

been proactive in the major issues that confront establishing metal as the *premier* construction solution.

We diligently work with design professionals to develop and promote our *Single Source Warranty* program — a warranty program backed by a first class installer certification program and a mandatory inspection requirement. We continuously work with accessory manufacturers to develop fasteners, clips, sealants and roof curbs that insure the highest level of system performance to complement the metal roof and wall life cycle. And last, but not least, we partner with coil coating entities and steel manufacturers to develop products and strategies to establish metal as the very best alternative.

Marketing Initiatives

NCI's main focus in marketing is to enhance the image of metal construction and present a positive representation of metal as the premier construction material. Excellence and professionalism is our goal in all advertising and sales resource materials. We have received numerous awards for our ads by industry periodicals and marketing associations. We also participate in industry-sponsored contests for project design excellence. This promotes the use of metal in design and gains recognition for the design professional and contractor as well as the material supplier.

Financial Stability

Although the overall industry has seen a double-digit decrease in revenue over the past two years, NCI has produced relatively stable revenues with only a 6% decrease over the same time period. Even with this reduction in revenues, NCI has been able to achieve solid operating profits and reduce its long-term debt by approximately $119 million over the past two years — approximately $49 million of which occurred in fiscal 2003!

Corporate Governance

Another strategic initiative to enhance fiscal responsibility and success was the increase of the membership of the Board of Directors from six members to eight. With the addition of George Martinez, Norman C. Chambers and Max L. Lukens, the composition of the membership was changed to include six independent directors. This increased the diversification and experience level of the Board.

Management is responsible for the fair presentation of NCI's consolidated financial statements, prepared in accordance with generally accepted accounting principles (GAAP), and has full responsibility for their integrity and accuracy. It is critical for investors and other users of our consolidated financial statements to have confidence that the information we provide is timely, complete, relevant and accurate. Management, with oversight of NCI's Board of Directors, has established and maintains

Airlie Professional Centre
Wilmington, North Carolina

16 Company Overview

Although the overall industry has seen a double-digit decrease in revenue over the past two years, NCI has produced relatively stable revenues with only a 6% decrease over the same time period.

PORT CITY CAPITAL BANK

17

> Management, with oversight of NCI's Board of Directors, has established and maintains a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct.

a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct. Management is also establishing an effective system of internal controls that provides reasonable assurance as to the integrity and accuracy of the consolidated financial statements. NCI has policies and practices to reflect corporate governance initiatives that are consistent with the corporate governance requirements of the Sarbanes-Oxley Act of 2002 and New York Stock Exchange (NYSE) initiatives, including:

- Our Board has adopted clear corporate governance policies
- A majority of our Board members are independent of NCI and its management
- All members of our key Board committees — the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee — are independent
- The independent members of our Board meet regularly without the presence of management
- The charters of our Board committees clearly establish their respective roles and responsibilities
- We have a hotline available to all employees for the anonymous submission of employee complaints on all business matters
- We have adopted a code of ethics that applies to all officers, directors and employees
- Our internal audit function maintains oversight over the key areas of our business and financial processes and controls, and reports directly to our Audit Committee
- Our independent auditors report directly to the Audit Committee of the Board of Directors

We are confident in the effectiveness of our internal controls and our ability to meet the requirements of this newly enacted legislation. We are committed to improving shareholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting, as well as our underlying system of internal controls, are maintained. Our culture demands integrity and we have the highest confidence in our processes, our internal controls, and our people, who are objective in their responsibilities and who operate under the highest level of ethical standards.

One other very important strategic program, currently in progress, is the development of succession plans to insure continuity in senior and mid-management. These plans will support NCI's stability and growth in the future.

Indiana Downs
Indianapolis, Indiana

18 Company Overview

We are excited and optimistic that fiscal 2004 will be a positive year for the metal construction industry!

Measurement of Success/Rewards

To shareholders the greatest measurement of success is usually the bottom line — no other factor can affect stock value more. NCI has demonstrated a high regard for its shareholders by placing the utmost importance on this goal.

One way of reaching this goal is through accretive acquisitions and expansions along with the construction of new production facilities. Our new Lexington, Tennessee, frame plant was built during this fiscal year, adding a key state-of-the-art resource to the highly successful "Hub & Spoke" manufacturing system — a system of strategically located frame and component plants that allows quick and efficient delivery of products to the jobsite. The Lexington plant has allowed for the closure of one older, less efficient plant, the use of new and more efficient manufacturing processes and the implementation of an innovative performance-based labor cost system.

Another major component in the success of NCI is its retention of employees. Not only does the replacement of an employee have direct costs, but also the skill set acquisition period associated with a new employee can have an effect on customer service, customer retention and profits. Nearly one-half of our employees have been with the company over five years!

Planning for Success

"Prior Planning Precludes Poor Performance"

We have a plan! This plan identifies markets, establishes accountability, develops personnel, provides customer service and training, develops new products and identifies economic trends. These are addressed by establishing goals and milestones for progress evaluation.

NCI takes a unique approach to the non-residential construction market. The "real competition" is "Conventional Construction Methods." The construction market in the United States is approximately $31 billion for calendar year 2003. This number contains all non-residential and commercial industrial construction according to Ducker & Associates. Sales for the Metal Construction Industry are reported by the same authority as $10.9 billion. It is apparent that there is a tremendous incremental market available to be exploited through identifying and pursuing niches in the existing market.

We are excited and optimistic that fiscal 2004 will be a positive year for the metal construction industry. We remain poised with the right employees, product and distribution to capture even more of the market and raise the bar to another level.

20 Company Overview

Consolidated Statements of Operations
NCI Building Systems, Inc.
Dollars in thousands, except per share data

		Fiscal year ended...
	October 31, 2001	November 2, 2002	November 1, 2003

Sales	$954,877	$953,442	$898,150
Cost of sales	741,674	740,577	700,631

Gross profit	213,203	212,865	197,519
Selling, general and administrative expenses	133,331	140,641	140,356
Goodwill amortization	12,232	–	–
Restructuring charge	2,815	–	–

Income from operations	64,825	72,224	57,163
Interest expense	(33,090)	(21,591)	(19,777)
Other income, net	951	216	172

Income before income taxes and cumulative effect of change in accounting principle	32,686	50,849	37,558
Provision for income taxes	16,151	19,535	14,758

Income before cumulative effect of change in accounting principle	16,535	31,314	22,800
Cumulative effect of change in accounting principle, net of tax	–	(65,087)	–

Net income (loss)	$16,535	$(33,773)	$22,800

INCOME (LOSS) PER SHARE
Basic:
Income before cumulative effect of change in accounting principle	$0.91	$1.70	$1.21
Cumulative effect of change in accounting principle, net of tax	–	(3.52)	–

Net income (loss)	$0.91	$(1.82)	$1.21

Diluted:
Income before cumulative effect of change in accounting principle	$0.91	$1.68	$1.20
Cumulative effect of change in accounting principle, net of tax	–	(3.49)	–

Net income (loss)	$0.91	$(1.81)	$1.20

See accompanying notes to the consolidated financial statements.

22       Financial Data

Consolidated Balance Sheets
NCI Building Systems, Inc.
Dollars in thousands, except share data

	November 2, 2002	November 1, 2003

ASSETS
Current assets:
Cash and cash equivalents	$9,530	$14,204
Accounts receivable, net	94,956	96,620
Inventories	68,445	59,334
Deferred income taxes	7,448	8,904
Prepaid expenses	6,129	6,243

Total current assets	186,508	185,305
Property, plant and equipment, net	205,334	201,826
Excess of cost over fair value of acquired net assets	318,247	318,247
Other assets	11,176	7,782

Total assets	$721,265	$713,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$6,250	$6,250
Accounts payable	49,012	55,106
Accrued compensation and benefits	22,418	19,529
Accrued interest	583	6,406
Other accrued expenses	28,088	31,429

Total current liabilities	106,351	118,720
Long-term debt, noncurrent portion	291,050	242,500
Deferred income taxes	20,405	20,189
SHAREHOLDERS’ EQUITY
Preferred stock, $1 par value, 1.0 million shares authorized, none outstanding	–	–
Common stock, $.01 par value, 50.0 million shares authorized; 18.7 million shares and 19.0 million shares issued in 2002 and 2003, respectively	187	190
Additional paid-in capital	97,903	103,076
Retained earnings	205,688	228,488
Treasury stock; (0.02 million and 0.0002 million shares in 2002 and 2003, respectively), at cost	(319)	(3)

Total shareholders’ equity	303,459	331,751

Total liabilities and shareholders’ equity	$721,265	$713,160

See accompanying notes to the consolidated financial statements.

Consolidated Statements
of Shareholders’ Equity
NCI Building Systems, Inc.
Dollars in thousands

		Additional	Retained	Treasury	Shareholders'
	Common Stock	Paid-in Capital	Earnings	Stock	Equity

Balance, October 31, 2000	$186	$97,224	$222,926	$(15,056)	$305,280
Treasury stock purchases	–	–	–	(909)	(909)
Treasury stock used for stock option exercises	–	(3,219)	–	6,239	3,020
Tax benefit from stock option exercises	–	1,619	–	–	1,619
Treasury stock issued for debt payment	–	(48)	–	422	374
Treasury stock used for contribution to 401(k) plan	–	73	–	4,351	4,424
Net income	–	–	16,535	–	16,535

Balance, October 31, 2001	186	95,649	239,461	(4,953)	330,343
Treasury stock purchases	–	–	–	(175)	(175)
Treasury stock used for stock option exercises	–	(1,007)	–	3,938	2,931
Tax benefit from stock option exercises	–	825	–	–	825
Common stock issued for contribution to 401(k) plan	1	2,435	–	–	2,436
Treasury stock used for contribution to 401(k) plan	–	1	–	871	872
Net loss	–	–	(33,773)	–	(33,773)

Balance, November 2, 2002	187	97,903	205,688	(319)	303,459
Treasury stock purchases	–	–	–	(114)	(114)
Treasury stock used for stock option exercises	–	(79)	–	430	351
Tax benefit from stock option exercises	–	585	–	–	585
Common stock issued for contribution to 401(k) plan	1	2,619	–	–	2,620
Common stock issued for stock option exercises	2	2,048	–	–	2,050
Net income	–	–	22,800	–	22,800

Balance, November 1, 2003	$190	$103,076	$228,488	$(3)	$331,751

See accompanying notes to the consolidated financial statements.

24       Financial Data

Consolidated Statements of Cash Flows
NCI Building Systems, Inc.
Dollars in thousands

		Fiscal year ended...
	October 31, 2001	November 2, 2002	November 1, 2003

Cash flows from operating activities:
Net income (loss)	$16,535	$(33,773)	$22,800
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	–	65,087	–
Loss on debt refinancing	–	1,243	–
Depreciation and amortization	34,866	22,883	23,007
(Gain) loss on sale of fixed assets	166	(782)	975
Restructuring charge	2,815	–	–
Provision for doubtful accounts	2,396	3,280	3,842
Deferred income tax benefit	(799)	(895)	(705)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts and other receivables	8,991	9,745	(5,506)
Inventories	16,181	4,019	10,065
Prepaid expenses	1,991	(576)	(114)
Accounts payable	(6,149)	(23,414)	6,094
Accrued expenses	2,921	10,895	8,810

Net cash provided by operating activities	79,914	57,712	69,268
Cash flows used in investing activities:
Proceeds from sale of fixed assets	103	5,788	1,634
Proceeds from sale of joint venture	4,000	–	–
Acquisitions	(5,521)	–	(4,310)
Changes in other noncurrent assets	1,925	1,524	2,257
Capital expenditures	(15,026)	(9,175)	(17,912)

Net cash used in investing activities	(14,519)	(1,863)	(18,331)
Cash flows used in financing activities:
Proceeds from stock options exercised	3,020	2,931	2,401
Net payments on revolving lines of credit	(6,938)	(75,450)	(42,300)
Borrowings on long-term debt	–	125,000	–
Payments on long-term debt	(42,442)	(119,750)	(6,250)
Purchase of treasury stock	(909)	(175)	(114)

Net cash used in financing activities	(47,269)	(67,444)	(46,263)
Net increase (decrease) in cash and cash equivalents	18,126	(11,595)	4,674
Cash and cash equivalents at beginning of period	2,999	21,125	9,530

Cash and cash equivalents at end of period	$21,125	$9,530	$14,204

See accompanying notes to the consolidated financial statements.

Notes to Consolidated
Financial Statements
NCI Building Systems, Inc.

1.	Summary of Significant Accounting Policies

(a) Reporting Entity
These financial statements include the operations and activities of NCI Building Systems, Inc. and its subsidiaries (the “Company”) after the elimination of intercompany accounts and balances. The Company designs, manufactures and markets metal building systems and components and provides metal coil coating services primarily for non-residential construction use. During 2002, the Company adopted a revised accounting calendar which incorporates a four-four-five week calendar each quarter with year end on the Saturday closest to October 31. The year end for fiscal 2003 is November 1, 2003.

The Company has historically accounted for its operations into two reportable segments: metal building components and engineered building systems. Sales and operating income of the metal coil coaters operations have risen and the Company believes that it should be reported as a separate business segment in fiscal 2003. Previously, operating results of the metal coil coaters operations were included in the metal building components segment. Effective as of the fourth quarter of fiscal 2003, the Company has reported three business units in its segment reporting. Prior periods have been reclassified to conform to the current presentation.

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

(c) Accounts Receivable and Related Allowance
 The Company reports accounts receivable net of the allowance for doubtful accounts of $7.4 million and $10.2 million at November 2, 2002 and November 1, 2003, respectively. Trade accounts receivable are the result of sales of building systems, components and coating services to customers throughout the United States and affiliated territories including international builders who resell to end users. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

(d) Inventories
 Inventories are stated at the lower of cost or market value, using specific identification or the weighted-average method for steel coils and other raw materials.

The components of inventory are as follows:

	Nov. 2, 2002	Nov. 1, 2003

	(in thousands)
Raw materials	$49,064	$40,173
Work in progress and finished goods	19,381	19,161

	$68,445	$59,334

During fiscal 2003, the Company purchased approximately 65% of its steel requirements from U.S. Steel and International Steel

26       Financial Data

Group. No other steel supplier accounted for more than 8% of steel purchases for the same period.

(e) Property, Plant and Equipment
Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Computer software developed or purchased for internal use is depreciated using the straight-line method over its estimated useful life.

Depreciation expense for the fiscal years ended 2001, 2002 and 2003 was $22.4 million, $22.9 million and $23.0 million, respectively.

Property, plant and equipment consist of the following:

	Nov. 2, 2002	Nov. 1, 2003

	(in thousands)
Land	$11,700	$12,395
Buildings and improvements	111,991	113,500
Machinery, equipment and furniture	152,719	164,691
Transportation equipment	3,679	3,587
Computer software and equipment	32,325	34,687

	312,414	328,860
Less accumulated depreciation	(107,080)	(127,034)

	$205,334	$201,826

Estimated useful lives for depreciation are:

Buildings and improvements	10-40 years
Machinery, equipment and furniture	5-10 years
Transportation equipment	3-10 years
Computer software and equipment	3-7 years

     (f) Statement of Cash Flows
For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. Total interest paid for the fiscal years ended 2001, 2002 and 2003 was $29.9 million, $28.9 million and $14.0 million, respectively. Income taxes paid, including refunds and prepayments, for the years ended October 31, 2001, November 2, 2002 and November 1, 2003 was $12.1 million (of which $4.5 million related to 2000, but was payable in 2001), $18.9 million (of which $3.5 million related to 2001, but was payable in 2002) and $14.8 million (of which $4.8 million related to 2002, but was payable in 2003), respectively. Noncash investing or financing activities included 401(k) contributions that are based on a calendar year: $2.5 million for the 2001 401(k) plan contributions through the third quarter of fiscal 2001, and $1.9 million for the related 2000 contributions, which were paid in common stock in 2001; $2.4 million for the 2002 401(k) plan contributions through the third quarter of fiscal 2002, and $0.9 million for the related 2001 contributions, which were paid in common stock in 2002; $1.6 million for the 2003 401(k) plan contributions through the third quarter of fiscal 2003, and $1.0 million for the related 2002 contributions, which were paid in common stock in 2003.

(g) Goodwill
The Company reviews the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by the Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of the Company’s assets and result in a non-cash impairment charge. Some factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business and significant negative industry or economic trends. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flow, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques. Refer to Note 3 for additional discussion of the adoption of SFAS No. 142.

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

(i) Employee Benefits
The Company is self insured for a substantial portion of the cost of employee group and medical insurance and for the cost of workers compensation benefits. The Company purchases insurance from third parties which provides individual and aggregate stop loss protection for these costs. For health and medical costs, the Company accrues an estimate for incurred but unreported claims as of the balance sheet date. These estimates are based on current and historical experience in claim costs, known trends in health care cost and other information available from the third party insurance company which administers claims. For workers compensation costs, the Company monitors the number of accidents and the severity of such accidents to develop appropriate estimates for expected costs to provide both medical care and benefits during the period an employee is unable to work. These accruals are developed using third party estimates of the expected cost and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities. This statistical information is trended to provide estimates of future expected costs based on factors developed from the Company’s experience of actual claims cost compared to original estimates. For fiscal 2003, the Company expensed approximately $20 million for self insured employee benefits and at November 1, 2003, the balance of the self insured employee benefit accrual was $9 million.

(j) Advertising Costs
Advertising costs are expensed as incurred. Advertising expense was $3.5 million, $2.5 million and $2.6 million in fiscal 2001, 2002 and 2003, respectively.

(k) Long-Lived Assets
Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the asset’s carrying amount. An impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Assets held for disposal are measured at the lower of carrying value or estimated fair value, less costs to sell.

(l) Stock-Based Compensation
The Company uses the intrinsic value method in accounting for its stock-based employee compensation plans.

(m) Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

(n) Recent Accounting Pronouncements
In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 generally requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. Extraordinary treatment is required for certain extinguishments as provided in Accounting Principles Board (“APB”) No. 30, Reporting the Results of Operations. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 will not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB No. 30. Any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB No. 30 for such classification has been reclassified to conform with the provisions of SFAS No. 145. During the fourth quarter of fiscal 2002, the Company refinanced its debt and wrote off $1.2 million ($0.8 million after tax) of unamortized deferred financing costs and classified the loss as an extraordinary item. The Company adopted SFAS No. 145 as of November 3, 2002. The Company determined that the write off of the unamortized deferred financing costs did not meet the criteria of APB No. 30 to be classified as extraordinary, and accordingly, the loss has been reclassified to other income, net in the accompanying fiscal 2002 statement of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company adopted SFAS No. 146 as of August 3, 2003, and the adoption of the statement did not have a significant impact on the Company’s financial position and results of operations.

During November 2002, the EITF reached a consensus on EITF Issue 00-21, Multiple-Deliverable Revenue Arrangements, which addresses how to account for arrangements that may

28       Financial Data

involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company adopted EITF Issue 00-21 as of August 3, 2003, and the adoption did not have a significant impact on the Company’s financial position and results of operations.

During November 2002, the EITF reached a consensus on EITF Issue No. 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor. EITF Issue No. 02-16 discusses how a customer should account for consideration received from a vendor. The consensus is applicable to all fiscal periods beginning after December 15, 2002, with early application permitted if there would be no net income statement impact to prior periods presented. The Company adopted EITF Issue No. 02-16 effective November 3, 2002, and such adoption did not have a significant impact on the Company’s financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to

SFAS No. 123’s fair value method of accounting for stock-based employee compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25, Accounting for Stock Issued to Employees. Effective February 2, 2003, the Company adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued Financial Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires variable interest entities (“VIEs”) to be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual benefits. FIN No. 46 is currently effective for public companies with variable interests in special purpose entities, or SPEs, as of December 15, 2003. The effective date for application to all other types of VIEs is March 15, 2004. The Company is currently reviewing the provisions of FIN No. 46. The Company does not expect that the adoption will have a significant impact on the Company’s financial position and results of operations.

2. Long-Term Debt

	November 2, 2002	November 1, 2003

	(in thousands)
Five-year revolving credit line with banks bearing interest at rates of 30-day and 90-day LIBOR plus 2.5% (weighted average interest rate of 4.7% at November 2, 2002); outstanding borrowings at November 1, 2003 bear interest at daily base rate of 5.5%, maturing on September 15, 2007	$47,300	$5,000
Six-year term loan payable to banks bearing interest at a rate of 90-day LIBOR plus 3.25% (5.1% and 4.4% at November 2, 2002 and November 1, 2003, respectively) repayable beginning on December 31, 2002, in quarterly installments of $1.6 million with a final payment of $89.1 million on the maturity date, September 15, 2008	125,000	118,750
Unsecured senior subordinated notes bearing interest at a rate of 9.25%, maturing on May 1, 2009	125,000	125,000

	297,300	248,750
Current portion of long-term debt	(6,250)	(6,250)

Noncurrent portion of long-term debt	$291,050	$242,500

Aggregate required principal reductions are as follows for the respective fiscal years (in thousands):

2004	$6,250
2005	6,250
2006	6,250
2007	6,250
2008 and thereafter	223,750

$248,750

On September 16, 2002, the Company completed a $250 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full its then existing credit facility. The current facility includes a $125 million (outstanding balance of $5 million at November 1, 2003), five-year revolving loan maturing on September 15, 2007 and a $125 million (outstanding balance of $118.8 million at November 1, 2003), six-year term loan maturing on September 15, 2008. The term loan requires mandatory prepayments of $1.6 million each quarter beginning in December 2002 with a final payment of $89.1 million at maturity.

The senior credit facility is secured by security interests in (1) accounts receivable, inventory and equipment and assets related thereto such as related software, chattel paper, instruments and contract rights of the Company (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of the direct and indirect operating domestic subsidiaries of the Company.

The senior credit facility contains covenants that limit the Company’s senior debt and leverage ratios and require the

Company to maintain minimum interest coverage ratios and net worth, as those terms are defined in the senior credit facility. The required ratios for the periods indicated are as follows:

	2003		2004		2005		2006	2007

Maximum leverage ratio	4.00	[1]	3.50	[2]	3.25	[3]	3.00	3.00
Minimum interest coverage ratio	2.50		3.00	[4]	3.50		3.50	3.50
Maximum senior debt ratio	2.25	[5]	2.00		2.00		2.00	2.00

[1] Decreases to 3.50 on November 1, 2003

[2] Decreases to 3.25 on May 1, 2004

[3] Decreases to 3.00 on April 30, 2005

[4] Increases to 3.50 on October 30, 2004

[5] Decreases to 2.00 on November 1, 2003

In addition to these ratios, the Company is required to maintain a minimum net worth that changes from quarter to quarter depending upon earnings, proceeds of stock sales, and issuances of stock upon conversions or exchanges of debt or preferred stock or acquisitions of other companies. The minimum net worth requirement at November 1, 2003 was $259 million. At that date, the Company’s leverage ratio was 3.05 to 1, its interest coverage ratio was 4.5 to 1, its senior debt ratio was 1.55 to 1, and its net worth was $331.8 million, and the Company was in compliance with all of these requirements. The senior credit agreement also limits the amount of permitted spending for capital additions, the repurchase of stock, payment of cash dividends, the disposition of assets and the amount of investments and other indebtedness. The Company was also in compliance with all of these limits at November 1, 2003.

30       Financial Data

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

Loans on the senior credit facility bear interest, at the Company’s option, as follows: (1) base rate loans at the base rate plus a margin that fluctuates based on the Company’s leverage ratio and ranges from 1.0% to 1.75% on the revolving loan and from 2.0% to 2.25% on the term loan and (2) LIBOR loans at LIBOR plus a margin that fluctuates based on the Company’s leverage ratio and ranges from 2.0% to 2.75% on the revolving loan and from 3.0% to 3.25% on the term loan. Base rate is defined as the higher of Bank of America, N.A. prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves.

In addition, the Company has outstanding $125 million of unsecured senior subordinated notes, which mature on May 1, 2009. The notes bear interest at 9.25%. The indenture governing the Company’s senior subordinated notes includes covenants which, among other things, limit the repurchase of stock, payment of cash dividends, the disposition of assets and the amount of investments and other indebtedness.

As a result of the September 16, 2002 refinancing of the senior credit facility, unamortized deferred financing costs of $1.2 million ($0.8 million after tax effect of $0.4 million) were written off during the fourth quarter of fiscal 2002. At November 2, 2002 and November 1, 2003, the remaining unamortized balance in deferred financing costs was $5.8 million and $4.8 million, respectively.

At November 1, 2003, the Company had approximately $115 million in unused borrowing capacity (net of outstanding letters of credit of $5 million) under the senior credit facility, of which a total of $20 million could be utilized for standby letters of credit.

At November 1, 2003, the fair value of the Company’s long-term debt, based on current interest rates and quoted market prices was $255.3 million, compared with the carrying amount of $248.8 million.

3. Adoption of SFAS NO. 142,
“Goodwill And Other Intangible Assets"

Effective November 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company historically evaluated goodwill for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount of the impairment, if any, would then be measured in the second step. The Company determines the fair value of each reporting unit by using a combination of present value and multiple of earnings valuation techniques and compared it to each reporting unit’s carrying value. The Company completed the first step during the second quarter of fiscal 2002 which indicated that goodwill recorded in the metal building components and metal coil coaters segments was impaired as of November 1, 2001. Due to the potential impairment, the Company then completed step two of the test to measure the amount of the impairment. Based on that analysis, the transitional impairment losses for the metal building components and metal coil coaters segments were $57.1 million ($55.4 million after tax effect of $1.7 million) and $10.3 million ($9.7 million after tax effect of $0.6 million), respectively. The total transitional impairment loss of $67.4 million ($65.1 million after tax effect of $2.3 million) was recognized during the second quarter of fiscal 2002 as a cumulative effect of a change in accounting principle. The Company updated this review at year end as required by SFAS No. 142 and identified no additional impairment of goodwill.

The following table reflects the Company’s comparative income before and after the cumulative effect of the change in accounting principle and goodwill amortization under SFAS No. 142 (in thousands):

		Fiscal year ended...
	October 31, 2001	November 2, 2002	November 1, 2003

Reported income before cumulative effect of change in accounting principle	$16,535	$31,314	$22,800
Add back: Goodwill amortization, net of tax	11,229	–	–

Adjusted income before cumulative effect of change in accounting principle	27,764	31,314	22,800
Cumulative effect of change in accounting principle, net of tax	–	(65,087)	–

Adjusted net income (loss)	$27,764	$(33,773)	$22,800

BASIC INCOME (LOSS) PER SHARE:
Reported income before cumulative effect of change in accounting principle	$0.91	$1.70	$1.21
Add back: Goodwill amortization, net of tax	0.62	–	–

Adjusted income before cumulative effect of change in accounting principle	1.53	1.70	1.21
Cumulative effect of change in accounting principle, net of tax	–	(3.52)	–

Adjusted net income (loss)	$1.53	$(1.82)	$1.21

DILUTED INCOME (LOSS) PER SHARE:
Reported income before cumulative effect of change in accounting principle	$0.91	$1.68	$1.20
Add back: Goodwill amortization, net of tax	0.61	–	–

Adjusted income before cumulative effect of change in accounting principle	1.52	1.68	1.20
Cumulative effect of change in accounting principle, net of tax	–	(3.49)	–

Adjusted net income (loss)	$1.52	$(1.81)	$1.20

The following table displays the changes in the carrying amount of goodwill by operating segment (in thousands):

				Transitional
	Balance		Adj. Balance	Impairment		Balance	Impairment	Balance
	Nov. 1, 2001	Allocation[1]	Nov. 1, 2001	Charge	Other[2]	Nov. 2, 2002	Charge	Nov. 1, 2003

Metal building components	$6,919	$169,239	$176,158	$(57,052)	$(1,500)	$117,606	$–	$117,606
Engineered building systems	7,762	110,920	118,682	–	–	118,682	–	118,682
Metal coil coaters [3]	–	92,428	92,428	(10,307)	(162)	81,959	–	81,959
Corporate	372,587	(372,587)	–	–	–	–	–	–

Total	$387,268	$–	$387,268	$(67,359)	$(1,662)	$318,247	$–	$318,247

[1] Allocation refers to the reclassification of goodwill from corporate to the metal building components, engineered building systems and metal coil coaters segments. SFAS No. 142 requires the review of prior acquisitions to determine reasonableness of goodwill. Prior to adoption of SFAS No. 142, goodwill resulting from acquisitions was considered on a consolidated basis.

[2] Other refers to a purchase accounting adjustment to goodwill associated with a contingency that was resolved during fiscal 2002 relating to a specifically identified deferred tax asset from a prior acquisition.

[3] During fiscal year 2003, the Company determined that metal coil coaters should be a reportable segment. Metal coil coaters was previously included in the metal building components segment.

32       Financial Data

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Taxes on income from continuing operations consist of the following:

		Fiscal year ended...
	October 31, 2001	November 2, 2002	November 1, 2003

		(in thousands)
Current:
Federal	$15,319	$18,392	$13,882
State	1,631	2,028	1,581

Total current	16,950	20,420	15,463
Deferred:
Federal	(734)	(823)	(606)
State	(65)	(62)	(99)

Total deferred	(799)	(885)	(705)

Total provision	$16,151	$19,535	$14,758

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

		Fiscal year ended...
	October 31, 2001	November 2, 2002	November 1, 2003

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	3.1%	2.5%	2.6%
Non-deductible goodwill amortization	10.1%	–	–
Other	1.2%	0.9%	1.7%

Effective tax rate	49.4%	38.4%	39.3%

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	November 2, 2002	November 1, 2003

	(in thousands)
DEFERRED TAX ASSETS:
Inventory	$1,627	$1,523
Bad debt reserve	1,992	2,709
Accrued insurance reserves	2,624	2,487
Warranty reserve	1,405	1,728
Restructuring and impairment	617	791
Accrued and deferred compensation	1,393	2,756
Other reserves	568	1,115

Total deferred tax assets	10,226	13,109
DEFERRED TAX LIABILITIES:
Depreciation and amortization	21,061	22,421
Other	2,132	1,973

Total deferred tax liabilities	23,193	24,394
Net deferred tax liability	$(12,967)	$(11,285)

Other accrued expenses include accrued income taxes of $2.1 million at November 2, 2002 and $2.2 million at November 1, 2003.

5. Operating Lease Commitments

Total rental expense incurred from operating leases for the fiscal years ended 2001, 2002 and 2003 was $7.3 million, $6.9 million and $6.0 million, respectively. Aggregate minimum required annual payments on long-term non-cancelable operating leases at November 1, 2003 were as follows for the respective fiscal years (in thousands):

2004	$5,049
2005	$3,959
2006	$2,601
2007	$1,880
2008	$1,584

6. Shareholders’ Rights Plan

In June 1998, the Board of Directors adopted a Shareholders’ Rights Plan and declared a dividend of one preferred stock purchase right (“Right”) for each outstanding share of the Company’s common stock for stockholders of record at the close of business on July 8, 1998. Each Right entitles the holder to purchase one one-hundredth (1/100th) of a share of the Company’s Series A Junior Participating Preferred Stock at a price of $62.50 per share upon certain events. Generally, if a person or entity acquires, or initiates a tender offer to acquire, at least 20% of the Company’s then outstanding common stock, the Rights will become exercisable for common stock having a value equal to two times the exercise price of the Right, or effectively at one-half of the Company’s then current stock price. The Rights are redeemable under certain circumstances at $0.005 per Right and will expire, unless earlier redeemed, on June 24, 2008.

7. Shareholders’ Equity

On November 3, 1999, the Company’s Board of Directors authorized the repurchase of 1.0 million shares of the Company’s common stock, and an additional 1.5 million shares on November 7, 2000. Subject to applicable federal securities law, such purchases occur at times and in amounts that the Company deems appropriate. No time limit was placed on the duration of the repurchase program. Shares repurchased are reserved primarily for later re-issuance in connection with the Company’s stock option and 401(k) profit sharing plans. At November 1, 2003, the Company had repurchased 1.3 million shares of its common stock for $21.6 million since the inception of the repurchase program in November 1999.

Changes in treasury common stock, at cost, were as follows:

	No. of Shares	Amount

	(in thousands)
Balance, October 31, 2001	301	$4,953
Purchases	12	175
Issued in exercise of stock options	(240)	(3,938)
Issued in 401(k) contributions	(53)	(871)

Balance, November 2, 2002	20	319
Purchases	8	114
Issued in exercise of stock options	(28)	(430)
Issued in 401(k) contributions	–	–

Balance, November 1, 2003	–	$3

34       Financial Data

8. Stock Incentive Plans

On December 12, 2002, the Board of Directors approved a new long-term stock incentive plan that provides for the grant of stock options, stock appreciation rights, restricted stock awards, performance share awards and phantom stock awards. The aggregate number of shares of common stock that may be issued under the new plan may not exceed 1.5 million. Awards will normally terminate on the earlier of (i) 10 years from the date of grant, (ii) 30 days after termination of employment or service for a reason other than death, disability or retirement, (iii) one year after death or (iv) one year (for incentive stock options) or five years (for other awards) after disability or retirement. Awards are non-transferable except by disposition on death or to certain family members, trusts and other family entities as the Compensation Committee may approve. Awards may be paid in cash, shares of the Company’s common stock or a combination, in lump sum or installments and currently or by deferred payment, all as determined by the Compensation Committee. On August 28, 2003, the Board of Directors, upon recommendation of the Compensation Committee, approved a special long-term grant of 54,526 shares of restricted stock. Prior to December 16, 2002, the Company maintained an employee stock option plan under which both statutory and non-statutory options could be granted. All options granted under the old plan were non-statutory options. No further options are permitted to be granted under the old plan after the shareholders approved the new long-term stock incentive plan in March 2003. At November 2, 2002 and November 1, 2003, a total of 1.0 million shares and 1.4 million shares, were available under the old and new plan, respectively, for the further grants of awards. Stock option transactions during 2001, 2002 and 2003 are as follows (in thousands, except per share amounts):

		Weighted Average
	No. of Shares	Exercise Price

Balance Oct. 31, 2000	1,884	$15.42
Granted	313	16.60
Cancelled	(164)	(19.83)
Exercised	(370)	(8.17)

Balance Oct. 31, 2001	1,663	$16.82
Granted	491	16.01
Cancelled	(53)	(19.00)
Exercised	(239)	(12.21)

Balance Nov. 2, 2002	1,862	$17.14
Granted	292	19.37
Cancelled	(26)	(19.53)
Exercised	(196)	(12.25)

Balance Nov. 1, 2003	1,932	$17.94

Options exercisable at fiscal years ended 2001, 2002 and 2003 were 0.9 million, 1.0 million and 1.1 million, respectively. The weighted average exercise prices for options exercisable at fiscal years ended 2001, 2002 and 2003 were $16.29, $17.97 and $18.50 respectively. Exercise prices for options outstanding at November 1, 2003 range from $8.38 to $28.13. The weighted average remaining contractual life of options outstanding at November 1, 2003 is 6.7 years. The following summarizes additional information concerning outstanding options at November 1, 2003:

Options Outstanding

		Weighted Average	Weighted Average
Range of Exercise Prices	Number of Options	Remaining Life	Exercise Price

$8.38–14.25	166,900	2.8 years	$13.34
$15.13–17.70	928,539	7.4 years	$15.83
$18.00–28.13	836,790	6.7 years	$21.21

	1,932,229

Options Exercisable

		Weighted Average
Range of Exercise Prices	Number of Options	Exercise Price

$8.38–14.25	163,900	$13.34
$15.13–17.70	434,962	$15.80
$18.00–28.13	473,195	$22.77

	1,072,057

In accordance with the terms of APB No. 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, the Company records no compensation expense for its stock option awards. The following disclosure provides pro forma information as if the fair value based method had been applied in measuring compensation expense. The weighted average grant-date fair value of options granted during 2001, 2002 and 2003 was $11.89, $10.56 and $11.40, respectively. These values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: no expected dividend, expected volatility of 71.8% for 2001, 62.7 % for 2002, and 55.6% for 2003, risk-free interest rates ranging from 5.1% to 5.3% for 2001, 4.6% to 4.9% for 2002, and 2.7% to 3.7% for 2003 and expected lives of 7 years.

The pro forma impact on income and earnings per share is as follows (in thousands, except per share data):

		Fiscal year ended...
	October 31, 2001	November 2, 2002	November 1, 2003

Reported income before cumulative effect of change in accounting principle	$16,535	$31,314	$22,800
Pro forma compensation expense, net of tax	1,690	2,170	2,374

Pro forma income before cumulative effect of change in accounting principle	$14,845	$29,144	$20,426

Pro forma basic income per share before cumulative effect of change in accounting principle	$0.82	$1.57	$1.09
Pro forma diluted income per share before cumulative effect of change in accounting principle	$0.82	$1.56	$1.08

Because options vest over several years and additional option grants are expected, the effects of these calculations may not be representative of similar future calculations.

9. Net Income Per Share

Basic and diluted net income per share computations		Fiscal year ended...
were derived using the following information:	October 31, 2001	November 2, 2002	November 1, 2003

Income before cumulative effect of change in accounting principle	$16,535	$31,314	$22,800
Cumulative effect of change in accounting principle, net of tax	–	(65,087)	–

Net income (loss)	16,535	(33,773)	22,800
Interest, net of tax, on convertible debenture assumed converted	27	–	–

Adjusted net income (loss)	$16,562	$(33,773)	$22,800

Weighted average common shares outstanding	18,075	18,512	18,811
Common stock equivalents:
Stock options	148	180	158
Convertible debenture	42	–	–

Weighted average common shares outstanding, assuming dilution	18,265	18,692	18,969

36       Financial Data

10. Employee Benefit Plan

The Company has a 401(k) profit sharing plan (the “Savings Plan”) which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant’s salary. No other contributions may be made to the Savings Plan. Contributions expense for the fiscal years ended 2001, 2002 and 2003 was $3.5 million, $3.6 million and $3.2 million, respectively, for contributions to the Savings Plan, all of which were made by contributing shares of common stock of the Company.

11. Acquisitions

During July 2003, the Company acquired certain operating assets and the business of Able Manufacturing and Wholesale Garage Door Company (“Able”) in a cash transaction of approximately $3.2 million. Able manufactures and distributes a complete line of metal sectional doors for both the commercial and residential markets. In a separate transaction, the Company also acquired a retail store located in Baytown, Texas, which became the fifth NCI Metal Depot. NCI Metal Depots sell a wide range of commercial and residential metal components and accessories, as well as a variety of small metal building packages directly to the public. The purchase price for the assets of the Baytown location was approximately $1.1 million. The combined annual sales of both companies were less than $20 million for the previous calendar year.

12. Restructuring

In October 2001, management announced a plan to realign its manufacturing capabilities to increase efficiencies, raise productivity and lower operating expenses. The pretax restructuring charge of $2.8 million related to the planned closing of five manufacturing facilities as part of this plan. This included a $2.1 million non-cash charge for an identified impairment to property, plant and equipment for the expected loss on the sale of two of the five facilities. The actions were substantially completed by the end of the first quarter of fiscal 2002. During fiscal 2002, the Company recognized a gain of $1.3 million ($0.8 million after tax) for the sale of certain real estate and equipment associated with the restructuring. During fiscal 2003, the Company recognized a loss of $0.9 million ($0.6 million after tax) due to the sale of one of the remaining facilities and the reduction of the remaining facility due to the continuing deterioration of the local industrial resale market. The remaining facility, not yet sold, has a net carrying value of $0.5 million and the Company does not anticipate a selling price significantly different from this amount.

13. Contingencies

The Company’s primary steel suppliers, Bethlehem Steel Corporation and National Steel Corporation, filed for protection under Federal Bankruptcy laws on October 15, 2001, and March 6, 2002, respectively. During the third quarter of fiscal 2003, U.S. Steel bought substantially all of the integrated steel-making assets of National Steel, and International Steel Group, Inc. acquired the assets of Bethlehem Steel. During fiscal 2003, the Company purchased approximately 65% of its steel requirements from U.S. Steel and International Steel Group, Inc. The Company does not maintain an inventory of steel in excess of its current production requirements. Should either of these companies cease operations, essential supply of primary raw materials could be temporarily interrupted. The Company believes that its other steel suppliers can meet its demand for steel if its supply from any of these sources is interrupted.

As a result of the Company’s restatement of its financial results for the last half of fiscal 1999, all of fiscal 2000 and the first quarter of fiscal 2001, several class action lawsuits were filed against the Company and certain of its current officers in the United States District Court for the Southern District of Texas, commencing in April 2001. The lawsuits were consolidated into one class action lawsuit on August 16, 2001, and the plaintiffs filed a consolidated amended complaint on February 1, 2002. In the consolidated complaint the plaintiffs allege, among other things, that during the financial periods that were restated the Company made materially false and misleading statements about the status and effectiveness of a management information and accounting system used by the Company’s components division and costs associated with that system, failed to assure that the system maintained books and records accurately reflecting inventory levels and costs of goods sold, failed to maintain internal controls on manual accounting entries made to certain inventory-related accounts in an effort to correct the data in the system, otherwise engaged in improper accounting practices that overstated earnings, and issued materially false and misleading financial statements. The plaintiffs further allege that the individual defendants traded in the Company’s common stock while in possession of material, non-public information regarding the foregoing. The plaintiffs in the consolidated complaint assert various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and seek unspecified amounts of compensatory damages, interest and costs, including legal fees. On March 15, 2002, the Company filed a motion to dismiss plaintiffs’ consolidated complaint and a memorandum in support. The Company and the individual defendants deny the material allegations in the complaint and intend to defend against them vigorously. In January 2004, the Company entered into an agreement to settle the lawsuits, without admitting any of the allegations against the Company or its officers, and agreed to pay $7.0 million for the dismissal of all claims, which is within our insurance coverage limits and has been agreed to by the Company’s insurance carriers. The settlement is subject to the approval of the court. Discovery in the consolidated cases is at a very early stage. Consequently, if the proposed settlement should not be approved by the court or implemented for any reason, at this time the Company is not able to predict whether it will incur any liability in excess of insurance coverages or to estimate the damages, or the range of damages, if any, that it might incur in connection with the lawsuit, or whether an adverse outcome could have a material adverse impact on the Company’s business, consolidated financial condition or results of operations.

On November 20, 2003, Bethlehem Steel Corporation filed several adversary proceedings in the United States Bankruptcy Court for the Southern District of New York against Metal Building Components, L.P., NCI Group, L.P., and Metal Coaters of California, Inc. (three of the Company’s operating subsidiaries), seeking reimbursement of alleged preferential transfers made by Bethlehem Steel to the Company’s subsidiaries of approximately $15.4 million. The Company has not received formal service of the lawsuit and discovery has not commenced. The Company denies the allegations set forth in the complaints and intends to vigorously defend against these claims. While the Company is not able to predict whether it will incur any liability or to accurately estimate the damages, or the range of damages, if any, that the Company might incur in connection with these proceedings, the Company believes that these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

The Company has discovered the existence of polychlorinated biphenyls and certain other heavy metals at one of its facilities. Soil borings have been sampled and analyzed to determine the impact on the soil at the site and the findings indicate that remediation of the site will likely be necessary, although it appears that contaminated area does not extend beyond the boundary of the real property boundary line. The Company has filed an application with the Texas Commission of Environmental Quality for entry into the Voluntary Cleanup Program. Based upon an analysis of projected remediation costs of the known contamination, the Company estimates that it will spend approximately $1.5 million to remediate this site, which includes future environmental consulting fees, oversight expenses and additional testing expenses, although the Company can give no assurance that actual costs will not significantly exceed its estimate. The Company has made an accrual in the amount of $1.5 million to cover the estimated anticipated costs of remediation of these environmental issues. The Company does not believe that the remediation of the site will have a material adverse effect on its business, consolidated financial condition or results of operations. Findings of polychlorinated biphenyls and certain other heavy metals at the site are not consistent with the Company’s historical or ongoing operations conducted at the site. Thus, it appears that any contamination was likely produced by and/or brought onto the site by previous property owners/users or by a third party. The Company has an indemnity obligation from the immediate prior owner of the property with respect to environmental issues. The Company intends to identify previous property owners/users who might be culpable for the contamination and determine whether it is practical to seek contribution and indemnification for remediation costs. As with any dispute involving technical issues of expertise, however, these efforts could be very costly and time consuming. It is possible, therefore, that efforts to pursue previous property owners/users and/or potentially responsible parties may not be cost-effective for the Company.

From time to time, the Company is involved in various other legal proceedings and contingencies that are considered to be in the ordinary course of business. While the Company is not able to predict whether it will incur any liability in excess of insurance coverages or to accurately estimate the damages, or the range of damages, if any, that the Company might incur in connection with these litigations, the Company believes that these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

14. Business Segments

The Company has divided its operations into three reportable segments: metal building components, engineered building systems and metal coil coaters, based upon similarities in product lines, manufacturing processes, marketing and management of its businesses. Products of all three segments are similar in basic raw materials used. The metal building component segment products include roof and wall panels, doors, metal partitions, metal trim and other related accessories. The engineered building systems segment includes the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of metal building component or metal coil coating products or services. Metal coil coating consists of cleaning, treating and painting continuous steel coils before the steel is fabricated for use by construction and industrial users. The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements. Management evaluates a segment’s performance based upon operating income. Intersegment sales are recorded based on weighted average costs and consist of building components provided to the engineered building systems segment, structural framing provided to the metal building components segment by the engineered building systems segment, and hot rolled, light gauge painted, coated and slit material and services provided by the metal coil coaters segment to both of the other segments. The Company is not dependent on any one significant customer or group of customers. Substantially all of the Company’s sales are made within the United States. Financial data for prior periods has been reclassified to conform to the current presentation.

38       Financial Data

Summary Financial Data by Segment
NCI Building Systems, Inc.
Dollars in thousands

	2001	%	2002	%	2003	%

SALES TO OUTSIDE CUSTOMERS
Metal building components	$516,564	54	$507,079	53	$473,499	53
Engineered building systems	320,789	34	317,926	33	297,304	33
Metal coil coaters	117,524	12	128,437	14	127,347	14
Intersegment sales	96,834	10	97,024	10	106,338	12
Eliminations	(96,834)	(10)	(97,024)	(10)	(106,338)	(12)

Total net sales	$954,877	100	$953,442	100	$898,150	100

OPERATING INCOME[1]
Metal building components	$40,429	8	$46,829	9	$45,851	10
Engineered building systems	43,827	14	28,695	9	18,055	6
Metal coil coaters	20,318	17	23,578	18	21,204	17
Restructuring charge	(2,815)	–	–	–	–	–
Corporate	(36,934)	–	(26,878)	–	(27,947)	–

Total operating income	$64,825	7	$72,224	8	$57,163	6

PROPERTY, PLANT AND EQUIPMENT, NET
Metal building components	$103,590	46	$93,577	46	$90,428	45
Engineered building systems	48,424	22	44,006	21	47,831	24
Metal coil coaters	53,386	24	51,394	25	48,487	24
Corporate	19,193	8	16,357	8	15,080	7

Total property, plant and equipment, net	$224,593	100	$205,334	100	$201,826	100

DEPRECIATION AND AMORTIZATION[1]
Metal building components	$16,962	49	$9,336	41	$9,042	39
Engineered building systems	8,008	23	6,401	28	6,134	27
Metal coil coaters	7,039	20	4,523	20	4,919	21
Corporate	2,857	8	2,623	11	2,912	13

Total depreciation and amortization	$34,866	100	$22,883	100	$23,007	100

CAPITAL EXPENDITURES
Metal building components	$5,388	36	$4,179	46	$4,023	22
Engineered building systems	4,409	29	1,589	17	10,309	58
Metal coil coaters	3,299	22	2,512	27	1,962	11
Corporate	1,930	13	895	10	1,618	9

Total capital expenditures	$15,026	100	$9,175	100	$17,912	100

TOTAL ASSETS
Metal building components	$519,256	62	$307,539	43	$304,910	43
Engineered building systems	93,094	11	206,429	29	204,931	29
Metal coil coaters	166,918	20	161,128	22	158,553	22
Corporate	59,544	7	46,169	6	44,766	6

Total assets	$838,812	100	$721,265	100	$713,160	100

[1] Operating income and depreciation and amortization include goodwill amortization of $10.6 million in fiscal 2001. SFAS No. 142 was adopted in fiscal 2002 which prohibits the amortization of goodwill.

Report of Independent Auditors

The Board of Directors and Shareholders
NCI Building Systems, Inc.

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. as of November 1, 2003 and November 2, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three fiscal years in the period ended November 1, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at November 1, 2003 and November 2, 2002 and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended November 1, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, effective November 1, 2001, the Company changed its method of accounting for goodwill.

ERNST & YOUNG LLP
Houston, Texas
December 10, 2003

40       Financial Data

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Results of Operations

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

		Fiscal Year ended...
	October 31, 2001	November 2, 2002	November 1, 2003

Sales	100.0%	100.0%	100.0%
Cost of sales	77.7	77.7	78.0
Gross profit	22.3	22.3	22.0
Selling, general and administrative expenses	13.9	14.7	15.6
Goodwill amortization	1.3	–	–
Restructuring charge	0.3	–	–

Income from operations	6.8	7.6	6.4
Interest expense	(3.5)	(2.3)	(2.2)
Other income, net	0.1	–	–

Income before income taxes and cumulative effect of change in accounting principle	3.4	5.3	4.2
Provision for income taxes	1.7	2.0	1.7

Income before cumulative effect of change in accounting principle	1.7	3.3	2.5
Cumulative effect of change in accounting principle, net of tax	–	(6.8)	–

Net income (loss)	1.7%	(3.5)%	2.5%

Supplementary Business Segment Information

The Company’s various product lines have been aggregated into three business segments: metal building components, engineered building systems and metal coil coaters. These aggregations are based on the similar nature of the products, distribution channels, and management and reporting for those products within the Company. All segments operate primarily in the non-residential construction market. Sales and earnings are influenced by general economic conditions, the level of non-residential construction activity, roof repair and retrofit demand and the availability and terms of financing available for construction. The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements.

Products of all business segments are similar in basic raw materials used. The metal building component segment products include roof and wall panels, doors, metal partitions, metal trim and other related accessories. The engineered building systems segment includes the manufacturing of structural framing and supplies and value added engineering and drafting, which are typically not part of metal building component or metal coil coating products or services. Metal coil coating consists of cleaning, treating and painting continuous steel coils before the steel is fabricated for use by construction and industrial users. The Company believes it has one of the broadest product offerings of metal building products in the industry which include metal coil coating services for both internal requirements and external customers.

Intersegment sales are based on weighted average costs and consist of building components provided to the engineered building systems segment, structural framing provided to the metal building components segment by the engineered building systems segment, and hot rolled, light gauge painted, coated and slit material and services provided by the metal coil coaters segment to both of the other segments. This provides better customer service, shorter delivery time and minimizes transportation costs to the customer. Segment information is included in the three-year comparison in Note 14 of the consolidated financial statements.

Results of Operations for
Fiscal 2003 Compared to 2002

Consolidated sales for fiscal 2003 were $898.2 million compared with $953.4 million for fiscal 2002. Sales were down 6% due to the continued slowdown in non-residential construction. The metal construction industry has experienced declines in the past two years and this trend continued throughout fiscal 2003. Based on Metal Building Manufacturers Association reports and public company information, the Company believes it has outperformed its competitors in the metal construction industry, despite the difficult environment, due to increased market penetration, a low cost infrastructure, and a broad product offering including retrofit and repair, which is counter cyclical in an economic downturn. Intersegment sales in fiscal 2003 of $106.3 million represent products and services provided between the three segments for metal building components, engineered building systems and metal coil coaters of $45.1 million, $13.2 million and $48.0 million, respectively.

Metal Building Components’ sales for fiscal 2003 were $473.5 million compared to $507.1 million for fiscal 2002. Sales were down 7% due to the decline in general industry activity.

Operating income of the metal building components segment declined in fiscal 2003 by 2%, to $45.9 million compared to $46.8 million in the prior year. Of this $0.9 million decline, $6.3 million resulted from lower sales volume offset by an increase in margins of $2.5 million and a decrease of $2.9 million in selling and administrative expenses. As a percent of sales, operating income in fiscal 2003 was 10% compared to 9% in fiscal 2002.

Engineered Building Systems’ sales were $297.3 million for fiscal 2003 compared with $317.9 million for fiscal 2002, representing a 6% decline. The sales were down due to the industry decline in non-residential construction. There has been a continuing overall decline in larger, more expensive projects and increased focus on smaller, more complex projects that provide lower overall operating margins and require additional engineering effort, which is harder to absorb on smaller projects.

Operating income of the engineered building systems segment declined in fiscal 2003 by 37%, to $18.1 million, compared to $28.7 million in the prior year. Of this $10.6 million decline, $5.7 million resulted from lower sales volume, $3.1 million resulted from lower margins because of unabsorbed overhead and lower selling prices due to competition, $4.0 million resulted from higher engineering and selling expenses driven by smaller, more complex jobs and increases in the provision for doubtful accounts offset by a decrease in administrative expenses of $2.2 million. As a percent of sales, operating income in fiscal 2003 was 6% compared to 9% in fiscal 2002.

Metal Coil Coaters’ sales were $127.3 million for fiscal 2003 compared with $128.4 million for fiscal 2002, representing a 1% decline. Sales were down slightly due to the decline in non-residential construction activity.

Operating income of the metal coil coaters segment declined in fiscal 2003 by 10%, to $21.2 million, compared to $23.6 million in the prior year. Of this $2.4 million decline, $0.2 million resulted from lower sales volume, $2.7 million resulted from lower margins due to a $1.5 million expense associated with the establishment of a reserve for a known environmental liability discussed in Note 13 and lower selling prices due to competition offset by a $0.5 million decrease in selling and administrative expenses. As a percent of sales, operating income in fiscal 2003 was 17% compared to 18% in fiscal 2002.

Consolidated selling, general and administrative expenses, consisting of engineering, drafting, selling and administrative costs, decreased only slightly to $140.4 million in fiscal 2003 compared to $140.6 million in the prior year. Decreases in selling and administrative costs described above were partially offset by increased drafting and engineering expenses involved with the greater proportion of small, complex projects of the engineered building systems segment. As a percent of sales, selling, general and administrative expenses for fiscal 2003 were 16% compared to 15% for fiscal 2002.

Consolidated interest expense for fiscal 2003 decreased by 8%, to $19.8 million compared to $21.6 million for the prior year. This decline resulted from a decrease in outstanding debt for the period of $48.6 million. Although LIBOR and prime rates in fiscal 2003 were lower than fiscal 2002, the Company’s borrowing rates increased slightly in fiscal 2003 as a result of the debt refinancing in September 2002.

Results of Operations for
Fiscal 2002 Compared to 2001

Consolidated sales for fiscal 2002 were $953.4 million compared with $954.9 million for fiscal 2001. Sales were flat despite a continued slowdown in non-residential construction. Many companies in the metal construction industry have shown declines in the past years and this trend continued through fiscal 2002. Various trade reports have estimated that spending

42       Financial Data

on non-residential construction declined at least 10% in 2002. The Company believes that it performed at a higher sales level than the industry due to its continued ability to increase market penetration, the expansion of its structural operations and the growth in new products. Intersegment sales in fiscal 2002 of $97.0 million represent products and services provided between the three segments for metal building components, engineered building systems and metal coil coaters of $43.2 million, $11.2 million and $42.6 million, respectively.

Metal Building Components’ sales for fiscal 2002 were $507.1 million compared to $516.6 million for fiscal 2001. Sales were down 2% due to the decline in the industry.

Operating income of the metal building components segment increased in fiscal 2002 by 16%, to $46.8 million compared to $40.4 million in the prior year. Of this $6.4 million increase, $8.8 million was due to an increase in margins resulting from improved plant efficiencies and $0.4 million due to a decrease in selling expenses offset by a decrease of $1.6 million due to lower sales volume and an increase of $1.2 million in administrative expenses. As a percent of sales, operating income in fiscal 2002 was 9% compared to 8% in fiscal 2002.

Engineered Building Systems’ sales were $317.9 million for fiscal 2002 compared with $320.8 million for fiscal 2001, a decline of 1%. The sales were down slightly due to the industry decline in non-residential construction. There has been an overall decline in larger, more expensive projects and increased focus on smaller, more complex projects. These smaller projects provide lower overall operating margins and require additional engineering effort, which is harder to absorb on smaller projects. The reduction in large projects has continued as a result of the economic downturn in the non-residential construction market as builders are reluctant to expand ahead of a market recovery and instead focus on smaller, less risky projects.

Operating income of the engineered building systems segment declined in fiscal 2002 by 35%, to $28.7 million compared to $43.8 million in the prior year. Of this $15.1 million decline, $0.9 million resulted from lower sales volume, $9.8 million resulted from lower margins from lower selling prices due to competition and $4.4 million resulted from higher engineering and administrative expenses due to an increase in the complexity of orders and higher freight costs. As a percent of sales, operating income in fiscal 2002 was 9% compared to 14% in fiscal 2001.

Metal Coil Coaters’ sales were $128.4 million for fiscal 2002 compared with $117.5 million for fiscal 2001. Sales were up 9%

despite the decline in the industry due primarily to increased market penetration within the non-residential construction market.

Operating income of the metal coil coaters segment increased in fiscal 2002 by 16%, to $23.6 million compared to $20.3 million in the prior year. Of this $3.3 million increase, $2.4 million resulted from higher sales volume, $0.8 million resulted from higher margins and lower administrative expenses of $0.1 million.

Consolidated selling, general and administrative expenses, consisting of engineering, drafting, selling and administrative costs, increased 5%, to $140.6 million in fiscal 2002 compared to $133.3 million in the prior year. This increase was mainly attributable to cost increases in the areas of employee benefits, particularly health care, general insurance and bonuses, and increased engineering and drafting costs due to the higher complexity of engineered building systems’ projects. As a percent of sales, selling, general and administrative expenses for fiscal 2002 were 15% compared to 14% for fiscal 2001, excluding goodwill amortization in the prior year.

Consolidated interest expense for fiscal 2002 decreased by 35%, to $21.6 million compared to $33.1 million for the prior year. This decline resulted from lower average interest rates in fiscal 2002 and a decrease in outstanding debt for the year of $70.2 million.

Other income, net includes a gain of $1.3 million ($0.8 million after tax) in fiscal 2002 resulting from the sale of three facilities and related equipment that were associated with the restructuring actions and closure of five plants in October 2002 offset by a loss of $1.2 million ($0.8 million after tax) due to the debt refinancing of the senior credit facility.

Other matters
Effective November 1, 2001, the Company adopted SFAS No. 142. In accordance with this standard, the Company ceased amortization of all goodwill as of the effective date. This resulted in a favorable impact to consolidated pre-tax income from operations of $12.2 million and to net income of $11.2 million ($0.61 per diluted share) for the year ended November 2, 2002.

During the second quarter of fiscal 2002, the Company completed the transitional review for goodwill impairment required under SFAS No. 142. This review indicated that goodwill recorded in the metal building components and metal coil coaters segments was impaired as of November 1, 2001. Accordingly, the Company measured and recognized a transitional impairment charge of $57.1 million ($55.4 million after tax) for the metal building components segment and $10.3 million ($9.7 million after tax) for the metal coil coaters segment as a cumulative effect of a change in accounting principle. See Note 3 of the “Notes to Consolidated Financial Statements” for additional discussion of the impact of this statement on the Company’s consolidated financial statements.

Liquidity And Capital Resources

At November 1, 2003, the Company had working capital of $66.6 million compared to $80.2 million at the end of fiscal 2002. This decline resulted primarily from a decrease of $9.1 million in inventory, an increase in other accrued expenses of $9.0 million, an increase in accounts payable of $6.1 million offset by an increase in cash of $4.7 million and a decrease in accrued compensation and benefits of $2.8 million. During fiscal 2003, the Company generated cash flow from operations of $66.7 million. This cash flow, along with cash from the beginning of the period, was used to fund capital expenditures of $17.9 million, complete acquisitions of $4.3 million and repay $48.6 million in debt under the Company’s senior credit facilities.

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

On September 16, 2002, the Company completed a $250 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full the then existing credit facility. The new facility includes a $125 million (outstanding balance of $5 million at November 1, 2003), five-year revolving loan maturing on September 15, 2007 and a $125 million (outstanding balance of $118.8 million at November 1, 2003), six-year term loan maturing on September 15, 2008. The term loan requires mandatory prepayments of $1.6 million each quarter beginning in December 2002 with a final payment of $89.1 million at maturity.

The new senior credit facility is secured by security interests in (1) accounts receivable, inventory and equipment and related assets such as software, chattel paper, instruments and contract rights of the Company (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of the direct and indirect operating domestic subsidiaries of the Company.

The new senior credit facility contains covenants that limit the Company’s senior debt and leverage ratios and require the Company to maintain minimum interest coverage ratios and net worth, as those terms are defined in the senior credit facility. The required ratios for the periods indicated are as follows:

	2003		2004		2005		2006	2007

Maximum leverage ratio	4.00	[1]	3.50	[2]	3.25	[3]	3.00	3.00
Minimum interest coverage ratio	2.50		3.00	[4]	3.50		3.50	3.50
Maximum senior debt ratio	2.25	[5]	2.00		2.00		2.00	2.00

[1] Decreases to 3.50 on November 1, 2003

[2] Decreases to 3.25 on May 1, 2004

[3] Decreases to 3.00 on April 30, 2005

[4] Increases to 3.50 on October 30, 2004

[5] Decreases to 2.00 on November 1, 2003

In addition to these ratios, the Company is required to maintain a minimum net worth that changes from quarter to quarter depending upon earnings, proceeds of stock sales, and issuances of stock upon conversions or exchanges of debt or preferred stock or acquisitions of other companies. The minimum net worth requirement at November 1, 2003 was $259 million. At that date, the Company’s leverage ratio was 3.05 to 1, its interest coverage ratio was 4.5 to 1, its senior debt ratio was 1.55 to 1, and its net worth was $331.8 million, and the Company was in compliance with all of these requirements. The senior credit agreement also limits the amount of permitted spending for capital additions, the repurchase of stock, payment of cash dividends, the disposition of assets and the amount of investments and other indebtedness. The Company was also in compliance with all of these limits at November 1, 2003.

Borrowings under the new senior credit facility may be prepaid and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. The Company is required to make mandatory prepayments on the new senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations. These prepayments must first be applied to the term loan and then to the reduction of the revolving commitment. The Company is also required to reduce the revolving commitment by $25 million if it issues an additional series of its senior subordinated notes due May 1, 2009, and in any event by December 31, 2005.

44       Financial Data

Loans on the new senior credit facility bear interest, at the Company’s option, as follows: (1) base rate loans at the base rate plus a margin that fluctuates based on the Company’s leverage ratio and ranges from 1.0% to 1.75% on the revolving loan and from 2.0% to 2.25% on the term loan and (2) LIBOR loans at LIBOR plus a margin that fluctuates based on the Company’s leverage ratio and ranges from 2.0% to 2.75% on the revolving loan and from 3.0% to 3.25% on the term loan. Base rate is defined as the higher of Bank of America, N.A. prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on its current leverage ratios, the Company pays a margin of 1.50% on base rate loans and 2.50% on LIBOR loans under the revolving loan and a margin of 2.25% on base rate loans and 3.25% on LIBOR loans under the term loan.

At November 1, 2003, the Company had approximately $115 million in unused borrowing capacity (net of letters of credit outstanding of $5 million) under the new senior credit facility, of which a total of $20 million can be utilized for standby letters of credit.

In addition, the Company has outstanding $125 million of unsecured senior subordinated notes, which mature on May 1, 2009. The notes bear interest at 9.25%. The indenture governing the Company’s senior subordinated notes includes covenants which, among other things, limit the repurchase of stock, payment of cash dividends, the disposition of assets and the amount of investments and other indebtedness.

Under the most restrictive of the covenants limiting the Company’s ability to pay cash dividends and repurchase capital stock, the Company had available approximately $5 million to use for those purposes at November 1, 2003.

Inflation has not significantly affected the Company’s financial position or operations. Metal building components and engineered building systems sales are affected more by the availability of funds for construction than interest rates. No assurance can be given that inflation or interest rates will not fluctuate significantly, either or both of which could have an adverse effect on the Company’s operations.

The Company expects that, for the foreseeable future, cash generated from operations, sales of assets no longer needed for efficient operations and the available borrowings under its senior credit facility will be sufficient to provide it the ability to fund its operations, provide the increased working capital necessary to support expected growth, fund planned capital expenditures for fiscal 2004 of approximately $21 million and expansion when needed, and pay scheduled interest and principal payments on its indebtedness. Historically since 1999, cash generated from operations and from sales of assets and investments has generated sufficient cash to fund acquisitions for an aggregate of approximately $34 million and to repay an aggregate of $316 million of the $565 million of long-term indebtedness outstanding after the acquisition of Metal Building Components, Inc. and California Finished Metals, Inc. in May 1998. To the extent the Company has insufficient cash available for one or more of these purposes, such as a large acquisition, the Company would be required to obtain funds from other sources, which may include refinance of or an increase in its senior debt facility or public or private debt or equity financings, or a combination of those sources, all of which likely will be dependent on the Company’s continued compliance with the financial and other covenants in its senior credit facility and the indenture for its senior subordinated debentures. The Company expects that, to the extent it has not been able to prepay in full the outstanding balance of the revolving portion of its senior credit facility when it matures in September 2007, or the $89.1 million final installment of its term loan when it matures in September 2008 or its $125 million of senior subordinated debentures when they mature in May 2009, it will refinance any then outstanding balance by means of a new senior credit facility or other public or private equity or debt financings. There can be no assurance that any of these external sources of funds will be available to the Company at the time or that any of those financings can be arranged on acceptable terms, or terms as favorable as those now enjoyed by the Company on its existing credit facilities.

Material, primarily steel, constituted approximately 70% of the Company’s cost of sales for the fiscal period ended November 1, 2003. No assurance can be given that steel will remain available or that prices will remain stable. The steel industry is highly cyclical in nature, and steel prices are influenced by numerous factors beyond the Company’s control. These factors include general economic conditions, competition, labor costs, import duties and other trade restrictions. Furthermore, a prolonged labor strike against one or more of the Company’s principal domestic suppliers could have a material adverse effect on the Company’s operations. If the available supply of steel declines or if one or more of the Company’s current suppliers is unable for financial or any other reason to continue in business or produce steel sufficient to meet the Company’s requirements, the Company could experience price increases, a deterioration of service from its suppliers or interruptions or delays that may cause the Company not to meet delivery schedules to its customers. Any of these problems could adversely affect the Company’s financial condition and results of operations

Off-Balance Sheet Arrangements

At November 1, 2003, the Company did not have any off-balance sheet arrangements.

Contractual Obligations

The table below shows the Company’s known contractual obligations as of November 1, 2003 (in thousands).

Contingent Liabilities and Commitments

NCI is required to have standby letters of credit as a collateral requirement of its insurance carrier for the Company’s projected exposure for worker’s compensation, general liability and auto claims. For all insurance carriers, the total standby letters of credit are approximately $5 million at November 1, 2003 and the Company has $20 million total available under its current senior credit facility.

Critical Accounting Policies

The consolidated financial statements of the Company are prepared in accordance with United States generally accepted accounting principles, which require the Company to make estimates and assumptions. The significant accounting policies of the Company are disclosed in Note 1 to the consolidated financial statements. The following discussion of critical accounting policies addresses those policies which are both important to the portrayal of the Company’s financial condition and results of operations and require significant judgment and estimates. The Company bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

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

Accruals for employee benefits
The Company is self insured for a substantial portion of the cost of employee group and medical insurance and for the cost of workers compensation benefits. The Company purchases insurance from third parties which provides individual and aggregate stop loss protection for these costs. For health and medical costs, the Company uses estimates for incurred but unreported claims as of each balance sheet date. These

Contractual Obligations

	Payments due by period

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$248,750	$6,250	$18,750	$12,500	$211,250
Operating leases	18,994	5,049	6,560	3,464	3,921
Purchase obligations	–	–	–	–	–
Other long-term obligations[1]	5,373	415	1,578	1,010	2,370
Total contractual
obligations	$273,117	$11,714	$26,888	$16,974	$217,541

[1] Includes (i) 75% of Mr. Schulte’s 2003 base salary, or $337,500 a year, for the calendar years 2004, 2005 and 2006 under his employment agreement, (ii) $200,000 a year for the calendar years 2007 through 2013 under the supplemental retirement plan and (iii) annual premium payments of $200,000 with respect to his split dollar life insurance arrangement in calendar years 2004 through 2008 and up to an additional $200,000 in additional premiums in 2009 and thereafter, provided that he complies with his covenants not to compete, all of which payments relate to Mr. Schulte’s retirement from the offices of President and Chief Executive Officer of the Company. Also includes supplemental retirement benefits to be paid to certain former executive officers of the Company and the vested portion of supplemental retirement benefits to be paid to certain of the Company’s current executive officers. The vesting of the right to receive supplemental retirement benefits will accelerate if the Company terminates and executive’s employment without cause (as specified in the supplemental retirement plan) or there is a change-in-control of the Company.

46       Financial Data

estimates are based on current and historical experience in claims costs, known trends in health care cost and other information available from the third party insurance company which administers claims. For workers compensation costs, the Company monitors the number of accidents and the severity of such accidents to develop appropriate reserves for expected costs to provide both medical care and benefits during the period an employee is unable to work. These reserves are developed using third party estimates of the expected cost and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities. This statistical information is trended to provide estimates of future expected cost based on the factors developed from the Company’s experience of actual claims cost compared to original estimates.

The Company believes that the assumptions and information used to develop these accruals provide the best basis for these estimates each quarter. However, significant changes in expected medical and health care costs, negative changes in the severity of previously reported claims or changes in legislative laws and statutes which govern the administration of these plans could have an impact on the determination of the amount of these accruals in future periods. For fiscal 2003, the Company expensed approximately $20 million for employee benefits and at November 1, 2003, the balance of the employee benefits accrual was $9 million.

Goodwill
The Company reviews the carrying values of its long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by SFAS No. 142. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of the Company’s assets and result in a non-cash impairment charge. Some factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business and significant negative industry or economic trends. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flow, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques. At November 1, 2003, the total value of goodwill was $318.2 million.

As required by SFAS No. 142, goodwill must be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. The Company determined the fair value of each reporting unit by using a combination of present value and multiple of earnings valuation techniques and compared it to each reporting unit’s carrying value. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed the first step during the second quarter of fiscal 2002 which indicated that goodwill recorded in the metal building components and metal coil coaters segments was impaired as of November 1, 2001. Due to the potential impairment, the Company then completed step two of the test to measure the amount of the impairment. Based on that analysis, the transitional impairment losses for the metal building components and metal coil coaters segments were $57.1 million ($55.4 million after tax effect of $1.7 million) and $10.3 million ($9.7 million after tax effect of $0.6 million), respectively. The total transitional impairment charge of $67.4 million ($65.1 million after tax) was recognized as a cumulative effect of a change in accounting principle. The Company updated this review at year end as required by SFAS No. 142 and identified no additional impairment of goodwill. See Note 3 of the consolidated financial statements for additional discussion of the adoption of SFAS No. 142.

Allowance for Doubtful Accounts
The Company’s allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While the Company believes these processes effectively address its exposure for doubtful accounts and credit losses have historically been within expectations, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded by the Company. The Company had bad debt expense of $4.9 million for fiscal 2003 and at November 1, 2003, the balance of the consolidated allowance for doubtful accounts was $9.5 million.

Contingencies
As discussed in Note 13 to the consolidated financial statements, the Company is involved in various legal proceedings and other contingencies and the Company records liabilities for these types of matters in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS No. 5). SFAS No. 5 requires a liability to be recorded based on the Company’s estimates of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from the Company’s estimates and an appropriate adjustment to income could be required in a future period.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 generally requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. Extraordinary treatment is required for certain extinguishments as provided in APB No. 30, Reporting the Results of Operations. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 will not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB No. 30. Any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB No. 30 for such classification will be reclassified to conform with the provisions of SFAS No. 145. During the fourth quarter of fiscal 2002, the Company refinanced its debt and wrote off $1.2 million ($0.8 million after tax) of unamortized deferred financing costs and classified the loss as an extraordinary item. The Company adopted SFAS No. 145 as of November 3, 2002. The Company determined that the write off of the unamortized deferred financing costs did not meet the criteria of APB No. 30 to be classified as extraordinary, and accordingly, the loss has been reclassified to other income, net in the accompanying fiscal 2002 statement of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company adopted SFAS No. 146 as of August 3, 2003, and the adoption of the statement did not have a significant impact on the Company’s financial position and results of operations.

During November 2002, the EITF reached a consensus on EITF Issue 00-21, Multiple-Deliverable Revenue Arrangements, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company adopted EITF Issue 00-21 as of August 3, 2003, and the adoption did not have a significant impact on the Company’s financial position and results of operations.

During November 2002, the EITF reached a consensus on EITF Issue No. 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor. EITF Issue No. 02-16 discusses how a customer should account for consideration received from a vendor. The consensus is applicable to all fiscal periods beginning after December 15, 2002, with early application permitted if there would be no net income statement impact to prior periods presented. The Company adopted EITF Issue No. 02-16 effective November 3, 2002, and such adoption did not have a significant impact on the Company’s financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25, Accounting for Stock Issued to Employees. Effective February 2, 2003, the Company adopted the disclosure provisions of SFAS No. 148.

48       Financial Data

In January 2003, the FASB issued Financial Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires variable interest entities (“VIEs”) to be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual benefits. FIN No. 46 is currently effective for all public companies with variable interests in special purpose entities, or SPEs, as of December 15, 2003. The effective date for application to all other types of VIEs is March 15, 2004. The Company is currently reviewing the provisions of FIN No. 46. The Company does not expect that the adoption will have a significant impact on the Company’s financial position and results of operations.

Legal Proceedings

As a result of the Company’s restatement of its financial results for the last half of fiscal 1999, all of fiscal 2000 and the first quarter of fiscal 2001, several class action lawsuits were filed against the Company and certain of its current officers in the United States District Court for the Southern District of Texas, commencing in April 2001. The lawsuits were consolidated into one class action lawsuit on August 16, 2001, and the plaintiffs filed a consolidated amended complaint on February 1, 2002. In the consolidated complaint the plaintiffs allege, among other things, that during the financial periods that were restated the Company made materially false and misleading statements about the status and effectiveness of a management information and accounting system used by the Company’s components division and costs associated with that system, failed to assure that the system maintained books and records accurately reflecting inventory levels and costs of goods sold, failed to maintain internal controls on manual accounting entries made to certain inventory-related accounts in an effort to correct the data in the system, otherwise engaged in improper accounting practices that overstated earnings, and issued materially false and misleading financial statements. The plaintiffs further allege that the individual defendants traded in the Company’s common stock while in possession of material, non-public information regarding the foregoing. The plaintiffs in the consolidated complaint assert various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and seek unspecified amounts of compensatory damages, interest and costs, including legal fees. On March 15, 2002, the Company filed a motion to dismiss plaintiffs’ consolidated complaint and a memorandum in support. The Company and the individual defendants deny the material allegations in the complaint and intend to defend against them vigorously. In January 2004, the Company entered into an agreement to settle the lawsuits, without admitting any of the allegations against the Company or its officers, and agreed to pay $7.0 million for the dismissal of all claims, which is within our insurance coverage limits and has been agreed to by the Company’s insurance carriers. The settlement is subject to the approval of the court. Discovery in the consolidated cases is at a very early stage. Consequently, if the proposed settlement should not be approved by the court or implemented for any reason, at this time the Company is not able to predict whether it will incur any liability in excess of insurance coverages or to estimate the damages, or the range of damages, if any, that it might incur in connection with the lawsuit, or whether an adverse outcome could have a material adverse impact on the Company’s business, consolidated financial condition or results of operations.

On November 20, 2003, Bethlehem Steel Corporation filed several adversary proceedings in the United States Bankruptcy Court for the Southern District of New York against Metal Building Components, L.P., NCI Group, L.P., and Metal Coaters of California, Inc. (three of the Company’s operating subsidiaries), seeking reimbursement of alleged preferential transfers made by Bethlehem Steel to the Company’s subsidiaries of approximately $15.4 million. The Company has not received formal service of the lawsuit and discovery has not commenced. The Company denies the allegations set forth in the complaints and intends to vigorously defend against these claims. While the Company is not able to predict whether it will incur any liability or to accurately estimate the damages, or the range of damages, if any, that the Company might incur in connection with these proceedings, the Company believes that these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

The Company has discovered the existence of polychlorinated biphenyls and certain other heavy metals at one of its facilities. Soil borings have been sampled and analyzed to determine the impact on the soil at the site and the findings indicate that remediation of the site will likely be necessary, although it appears that contaminated area does not extend beyond the boundary of the real property boundary line. The Company has filed an application with the Texas Commission of Environmental Quality for entry into the Voluntary Cleanup Program. Based upon an analysis of projected remediation costs of the known contamination, the Company estimates that it will spend approximately $1.5 million to remediate this site, which includes future environmental consulting fees, oversight expenses and additional testing expenses, although the Company can give no assurance that actual costs will not significantly exceed its estimate. The Company has made an accrual in the amount of $1.5 million to cover the estimated anticipated costs of remediation of these environmental issues. The Company does not believe that the remediation of the site will have a material adverse effect on its business, consolidated financial condition or results of operations. Findings of polychlorinated biphenyls and certain other heavy metals at the site are not consistent with the Company’s historical or ongoing operations conducted at the site. Thus, it appears that any contamination was likely produced by and/or brought onto the site by previous property owners/users or by a third party. The Company has an indemnity obligation from the immediate prior owner of the property with respect to environmental issues. The Company intends to identify previous property owners/users who might be culpable for the contamination and determine whether it is practical to seek contribution and indemnification for remediation costs. As with any dispute involving technical issues of expertise, however, these efforts could be very costly and time consuming. It is possible, therefore, that efforts to pursue previous property owners/users and/or potentially responsible parties may not be cost-effective for the Company.

From time to time, the Company is involved in various other legal proceedings and contingencies that are considered to be in the ordinary course of business. While the Company is not able to predict whether it will incur any liability in excess of insurance coverages or to accurately estimate the damages, or the range of damages, if any, that the Company might incur in connection with these litigations, the Company believes that these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

Market Risk Disclosure

The Company is subject to market risk exposure related to changes in interest rates on its senior credit facility, which includes revolving credit notes and term notes. These instruments bear interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under its senior credit facility, the Company may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months. At November 1, 2003, the Company had $123.8 million outstanding under its senior credit facility. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $1.2 million on an annual basis. Based on November 2, 2002 outstanding floating rate debt, a one percent change in the interest rate would have caused a change in interest expense of approximately $1.7 million on an annual basis. The Company’s objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared to fixed-rate borrowings.

50       Financial Data

Quarterly Financial Information
NCI Building Systems, Inc.
Dollars in thousands, except per share data

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

FISCAL YEAR 2002
Sales	$228,565	$213,224	$257,837	$253,816
Gross profit	$45,545	$45,519	$61,415	$60,386
Income before cumulative effect	$3,090	$4,817	$12,570	$10,837
Income before cumulative effect per share:[1]
Basic	$0.17	$0.26	$0.68	$0.58
Diluted	$0.17	$0.26	$0.67	$0.58
FISCAL YEAR 2003
Sales	$207,864	$199,198	$236,262	$254,826
Gross profit	$43,881	$41,600	$53,308	$58,730
Income before cumulative effect	$3,842	$2,018	$6,828	$10,112
Income before cumulative effect per share:[1]
Basic	$0.21	$0.11	$0.36	$0.53
Diluted	$0.20	$0.11	$0.36	$0.53

[1] The sum of the quarterly income per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

Forward Looking Statements

     This Annual Report contains forward-looking statements concerning the business and operations of the Company. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and factors include, but are not limited to, industry cyclicality and seasonality, adverse weather conditions, fluctuations in customer demand and other patterns, raw material pricing, competitive activity and pricing pressure, the ability to make strategic acquisitions accretive to earnings, and general economic conditions affecting the construction industry, as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including its most recent annual and quarterly reports on Forms 10-K and 10-Q. The Company expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations.

Price Range of Common Stock
NCI Building Systems, Inc.

The Company’s common stock is listed on the NYSE under the symbol “NCS.” As of January 16, 2004, there were 120 holders of record of the Company’s common stock. The Company has over 8,600 beneficial owners. The following table sets forth the quarterly high and low sale prices of the Company’s common stock, as reported by the NYSE, for the prior two years

FISCAL YEAR 2002	High	Low	FISCAL YEAR 2003	High	Low

February 2	$19.25	$12.75	February 1	$23.03	$17.98
May 4	$24.75	$16.53	May 3	$21.50	$14.90
August	$24.90	$15.05	August 1	$18.83	$16.55
November 2	$19.95	$16.85	November 1	$22.40	$17.07

52       Financial Data

UEL BARRERA JOSE BARRERA MARCOS BARRERA GILBERT BARRIENTOS FERMIN BARRIOS NATIVIDAD BARRON REYES BARRON JODY BARTKUS GUILLERMO BARTOLON BRYAN BARTON MARCUS BASHER DAVID BASS MICHAEL BASTIEN KALYAN BASU RUBI
ARLES BEASLEY DON BEASLEY MICHAEL BEASLEY LAWRENCE BEASLEY JR ROBERT BEATTY MARY BEAUCHAMP HUGO BECERRA M SPENCER BECKER JOSEPH BECKER ARTHUR BEDOLLA NATHAN BEECHAM RONNIE BEELER TONY BEGAY RENE BEHAN ROY B
ICELINO BENITEZ LUIS BENITEZ EDILBERTO BENITEZ DONALD BENKERT EDDIE BENNATT ANTHONY BENNETT JOHN BENNETT AMANDA BENNETT BRANDY BENNETT MICHAEL BENNETT LEHA DEA BENNETT TAVI BENNETT RONNIE BENNETT LARRY BENNET
S BERRIOS STEVEN BERRY LEROY BERRY JR KELLY BERRYHILL JEFFREY BERRYMAN KENNETH BESSON JERRY BEVANS RAJESH BHATT SALEEM BHUJWALA JOEY BICKFORD DANIEL BIDWELL DENNIS BIGGS JR RONNIE BIGHAM CASSIUS BILBRO KENNETH
NCISCO BLANCO SEVERIANO BLANCO NARVAEZ JUAN BLANCO NARVAEZ LEROY BLANKENBURG DONALD BLANKS DEBBIE BLEDSOE ARNOLD BLOCKER JR KWABENA BOADU KWAKU BOATENG TEODORO BOBADILLA TONY BOBBITT LINDA JO BODE VANNATTA
AMY BOSHEARS GERALD BOSLER LARRY BOSTIC JOSEPH BOUCHARD MURPHY BOUQUET JR JAMES BOWDEN SAMMY BOWLING RONALD BOWLING TOMMY BOWLING DEWARD BOWMAN RANDY BOWNDS ROYCE BOWNDS JR STEWARD BOYD STEVEN B
OTHY BREHENY A CHRIS BREHM SAM BREWER KENNETH BREWER ROBERT BREWER JAMIE BREWSTER TIMOTHY BRIDGEFORTH DARRELL BRIDGES TRESA BRIDGES WILLIAM BRIEDEL DONALD BRIGHT BILLY BRIMER JOANN BRIMER ROGER BRINSON KARI
NDA BROOKS JESS BROOKS JOHNNY BROOKS LEWIS BROWDER CHRISTINA BROWN MARK BROWN ROD BROWN PATRICIA BROWN JAMES BROWN DAVID BROWN JOSEPH BROWN EARNEST BROWN TEDI MICHELE BROWN CARRIE BROWN MICHAEL
OTHY BUDDE DOUGLAS BUDNEK MARVIN BUESING CHARLES BULLOCK SEAN BURDEN STEVEN BURGESS BETTY BURGESS TERESA BURK STEPHEN BURKE JEFFREY BURKETT CRAIG BURMAN BRYAN BURNINGHAM ORA BURNINGHAM PAUL BURNS JA
VEN BYERS ARTHUR BYRD FINLEY BYRD ENOCH BYRGE FREEMAN BYRGE FLAVIO CABALLERO JOSE CABALLERO JOSE CABELLO ARTHUR CABRERA JOSE CABRERA-GUEVARA CHANNA CACOMANOLIS ALBERT CADE ROBERT CAGGIANO SOLANGE CAILLET K
RSHALL CAMPBELL JESUS CAMPOS EZEQUIEL CAMPOS SANTOS CAMPOS YOSHIJIRO CAMPOS SENOVIO CAMPOS RICKY CANCINO JANELL CANNON JOSE CANO NEIL CANTOR DEBORAH CANTRELL GILBERT CANTU FRANCISCO CANTU JIMMY CAPLES
LA CARMANY JAY CARMICHAEL GUSTAVO CARNAVAL JUDGESTON CARNES GLORIA CARNEY MARC CAROLAN PAUL CARON MARY CARPENTER JOEL CARRANZA JOSE CARRANZA AGUSTIN CARRETO ERNEST CARRIER ANTONIO CARRION GENE CARROLL S
NANDO CASTELLANOS REYNALDO CASTELLANOS OLVIN CASTELLANOS ESTEBAN CASTILLO ANTONIO CASTILLO JUAN CASTILLO ERIC CASTILLO FRANCISCO CASTILLO RICHARD CASTILLO MICHAEL CASTILLO JAVIER CASTILLO JR JAIME CASTRO MARIA CA
IE CEPEDA ADAM CEPEDA TIMOTHY CERNY JESUS CERVANTES ALBERT CHADWELL CHRIS CHADWELL CHARLES CHANDLER JOE CHANDLER DAVID CHANDLER PAUL CHANDRAPAL FERNANDO CHAPA VICTOR CHAPA KENNETH CHAPMAN THALES CHARCHA
C CHILDS RICHARD CHITWOOD ARLIS CHOWNS JEREMY CHRISLIP BRIAN CHRISTENSEN JAMIE CHRISTENSEN TODD CHRISTENSEN SARA CHRISTENSEN JACOB CHRISTENSEN GERALD CHUMLEY FELIX JOHNNY CHUN LIN CHUNG SI CHUNG MOISES CINCO
ES CLEER MARLO CLEGG ROBERT CLEMENT MICHAEL CLEMENTS MARVIN CLEVELAND EDWIN CLIGNETT JOHN CLOUGH MICHELLE CLOWERS STEVEN CMEYLA LUIS COBOS RUSSELL COCHRAN BARNEY COGSWELL RANDY COLE ADRIENNE COLE KIRK COLE
IN COLSTON VERNA COMBS THEODORE COMBS JOAN COMER TIMOTHY COMPSON DEREK CONARD MARK CONDREN WILLIAM CONE PAUL CONE CHRISTOPHER CONN STEPHEN CONNER RONALD CONNER LEVON CONNER ABDULA CONTEE SEBASTIAN
GORY COOK BRANDON COOK MICHELLE COOK CANDACE COOK DONALD COOK VICTOR COOK NICHOLAS COOK CARL COOLEY JENNIFER COOLEY JAMES COONE MICHAEL COOPER CALVIN COOPER DARRELL COOTS TIMOTHY COPE LANA COPELANE
UEL CORTES NAOMI CORTEZ JESUS CORTEZ FRANCISCO CORTEZ JOSE CORTINAS JOHN COSPER JOSHUA COSTANZA JOE COSTILLA LEE COTTRELL BETTY COUCH RICHARD COUCH GARY COURSEY ODILON COVARRUBIAS DAVID COVARRUBIAS HECTOR COVA
IDALL CRAWLEY ALAN CREEMORE CATHERINE CREEL JOHNATHAN CREWS CHARLES CRIST BYRON CRITES JACK CROCKER III ANDREW CRONISER JASON CROSS GARY CROTWELL JOSHUA CROUCH CHAD CROWE CURTIS CROWE JOSE CRUZ ALFREDO CRU
ERT DALTON ELIAS DAMIAN RAFAEL DANAS RAFAEL DANAS JR SAMUEL DANDY DAO DANG KELLY DANKER THOMAS DANLEY DARYL DARBY NEALIS DARTEZ HAROLD DAUGHERTY PATRICK DAUGHERTY RANDY DAUGHERTY RENEE DAUGHTRY LEE DAVID
Y DAWSON KENNY DAY JESUS DE JESUS REYNALDO DE LA CRUZ ALBERTO DE LA GARZA ROBERTO SANCHEZ DE LEON EMILIO DE PAZ LARRY DEAN STEVEN DEAN DREW DEARMAN RONDA KAY DEBLANCE CHRISTOPHER DEBORD LESLIE DECKER DARRYL DEC
ION DELGADO JOSE DELGADO ISIDORO DELGADO FRANCOIS DELIEN CAROL DELUSO MICHAEL DELOACH MARK DEMPSEY ISAAC DENNIS TERANCE DENNIS FRANK DENNIS ADAM DENSMORE CHRISTOPHER DENSMORE MARK DENTON ALEXANDER DEF
NE DICKSON JR MINH DIEP JEFFREY DILBECK GREGORY DILLARD BETH DILLARD CHARLES DILLON JACOB DISCIPLINA ROBERT DISNEY KYLE DITTL DAVID DIXON ROLANDO DIZON KHALIN H DOAN MARK DOBBINS KEITHORIATH DOCKERY KENNETH D
Y DONOWAN ERIN DOOLITTLE WALLACE DOSS JULIE DOSS RAMONA DOSSER WENDI DOSSER REBECCA DOTSON STEPHEN DOTSON ANNA DOUANGMALA RICK DOUCET PERRY DOUGLASS GERALD DOWD MARTIN DOYLE JUSTIN DOZIER DERRICK DRA
HAEL DUFFY GERALD DUKES HENRY ADAM DUMESNIL DAPHNE DUNCAN JACKIE DUNCAN JOE DUNCAN SHAWN DUNCAN DANIEL DUNGAN JEFFREY DUNLAP RICKY DUNLAP CHRISTOPHER DUNN FRANCISCO DURAN L DURAND JESSICA DUSEK A THOMAS DU
VN EDWARDS DONNA EDWARDS DERRICK EDWARDS RONNIE EDWARDS DENNIS EDWARDS WILLIAM EDWARDS JR JESUS ELIZALDE TAMERA ELLIOTT DAVID ELLIS HUGH ELLIS TIMOTHY ELLIS SR WALTER ELLISON SCOTTY ELMORE ROBERTO ELORZA JA
RO ESCALANTE ERNESTO ESCALONA JOSE ESCARENO JOSE ESCOBAR CARLOS ESCOBEDO JR VIDA ESHUN MONICA ESPINOSA JOE ESQUIVEL JESUS ESTRADA COSTANTINO ESTRADA BENITO ESTRADA RODOLFO ESTRADA JOHN EUBANKS BARBARA E
MAS FARMER LAUREN FARNELL BRANDY FARRAR DEBBIE FARRISTER CAROL FATHEREE CHRISTOPHER FATIMBO JAMES FAWCETT ALFREDO FEDELIN HELEN FEENEY SHELLEY FEIST JOSE FELICIANO JEFFERY FELL JOHN FELTS GAYLE FERGUSON JEFFRE
DORO FISCAL KEITH FISCHER CHRISTOPHER FISCHER THOMAS FISHER ALAN FISHER MARY FITZGERALD SHAWN FLEENER KEVIN FLEMING DEBRA FLIPPEN RAUL FLORES BERTIN FLORES ADAN FLORES ROGELIO FLORES ELIAS FLORES ELODIA FLORES JOSE
T FOLEY ANDREW FOLLETT THOMAS FONDREN NORMAN FONTENOT THOMAS FORD ROBERT FORDHAM WILLIAM FOREST DWAYNE FORREST ROBERT FORSHEE JR JENNIFER FORT TAMMIE FORTNEY TIFFANY FOSTER SHARON FOSTER HERMAN FOSTER JOE
AR FREEMAN ROGERS FREEMAN SAMPSON FREEMAN PAUL FREKER MARCO FRIAS CARL FRIES FRED FROEBEL RANDALL FROEHLICH JUAN FU RICHARD FUCIK DOUGLAS FUENTES JOSE FUENTES JOSE FUENTES RAUL FUENTES HUGO FUENTES JUAN FU
TER GALDAMEZ RIGOBERTO GALINDO FREDDY GALINDO MANUEL GALINDO CAMPOS JOSE GALINDO-CASTRO JORGE GALLARDO MARCIAL GALLARDO ROBERT GALLAWAY ROBERT GALLEY CHARLES GALLOWAY RUBEN GALVEZ REYNALDO GALVEZ LUIS GA
IS GARCIA MARIO GARCIA JOSE GARCIA JULIAN GARCIA ALBINO GARCIA BRENDA GARCIA DAVID GARCIA JORGE GARCIA ELMER GARCIA URBANO GARCIA ROBIN GARCIA FRANCISCO GARCIA MIGUEL GARCIA MIGUEL GARCIA RONEY GARCIA MIGU
I GARLITCH JAMES GARMON TERRANCE GARNER CHRISTOPHER GARNER DEBRA GARRETT SHIRLEY GARRETT JEFFERY GARRETT BRIAN GARRY FIDEL GARZA GUSTAVO GARZA RAMIRO GARZA JUAN GARZA DAVID GARZA BETTY GARZA ALEJANDRO GARZA H
RLES GENTRY JERRY GERNAND ROBERT GETER JAMES MICHAEL GIACOMO JAMES GIBBINS RANDY GIBSON SUSAN GIBSON RANDALL GIBSON RONALD GIBSON JUDY GIBSON ELIZABETH GIBSON BRUCE GILBREATH RONALD GILL JASON GILLIAM J
Y GOBLE GREGORY GODFREY RAFAEL GODINEZ ROBERT GODWIN GARY GOELZER MARK GOINS DARRYL GOINS MICHEAL GOLDEN DONALD GOLDEN ROBERT GOLDMAN DEAN GOLDMAN DENNIS GOLLADAY BALTAZAR GOMEZ DANIEL GOMEZ CHR
IO GONZALEZ MARK GONZALEZ JUAN GONZALEZ PORFIRIO JR GONZALEZ HECTOR GONZALEZ JOEL GONZALEZ ISRAEL GONZALEZ FRANCISCO GONZALEZ JOE GONZALEZ PEDRO GONZALEZ EDWIN GONZALEZ GUILLERMO GONZALEZ HUMBERTO GONZALE
IN GORDON ANTHONY GRACIA RYAN GRAFF GAMALIEL GRANADO-LOPEZ ABRAHAM GRANADOS VICTOR GRANADOS JOE GRANADOS STANLEY GRANT DAVID GRANT BENJAMIN GRANTHAM CRISTINA GRASSO DOUGLAS GRAVES JEREMIAH GRAVES OC
ANY GREGG PAUL GREGORY JOHNNY GREIN PATRICK GRIFFIN RONNIE GRIFFIN JAMES GRIFFIN RUSSELL GRIFFITH LOVIE GRIGGS WALDO GRIMALDO TONY GRISE MICHAEL GROSS HENRY GROSS DEBRA GROW JOSE GUARDADO RAMIRO GUERRA JU
TTIE GUNTER MARIO GURROLA MILTON GUTIERREZ FEDERICO GUTIERREZ ALEJANDRO GUTIERREZ AGUSTIN GUTIERREZ ALEJANDRA GUTIERREZ HUMBERTO GUTIERREZ FRED GUTIERREZ GUADALUPE GUTIERREZ RENE GUTIERREZ HELIODORO GUTIERREZ MO
L HACKER TIMOTHY HACKLER JEFF SR HADLICH MICHAEL HAFFELDER ISAAC HAGANS JAMES HAGEN KATHY HAGER WAYNE HAGGARD JOHN HAHN LORAN HAINES MICHAEL HAINES MICHAEL HALL FLOYD HALL BRADLEY HALL THOMAS HALL MARK H
IVEY HAMPTON JAMES HAMPTON DUSTIN HAMPTON RICKY HANCOCK MICHAEL HAND KENT HANEY RODNEY HANKINS CHARLES HANKS WALT HANNAH ROGER HANSEN DONALD HANSON JOE HANSON STEVEN LEE HANVEY CHRISTINA HANVEY DANIEL I
INIE HARRIS CHARLES HARRISON RONNIE HARRISON JAMES HARROD LEON HART CHARMALEE HARTINGER HENRY HARTLEY MATTHEW HARTMUP ADEL HASAN KAREN HASKINS DALTON HATCHER RICKY HATFIELD MARK HATFIELD BECKY HATLEY JOS
IALD HELTON JR JACKIE HEMBREE JOHNNIE HEMBREE HECTOR HEMMER SANDRA DEE HENDERSON ERNEST HENDERSON EDDIE HENDERSON CARLIES HENDERSON JAMES HENDERSON JR W KEITH HENDRICKS ROBERT HENDRICKS JR RALPH HENDRICKSO
RLES HERMAN IGNACIO HERNANDEZ PEDRO HERNANDEZ FELIX HERNANDEZ JUAN HERNANDEZ MIGUEL HERNANDEZ HECTOR HERNANDEZ ANTHONY HERNANDEZ JULIO HERNANDEZ LEODEGARIO HERNANDEZ GUSTAVO HERNANDEZ EDUARDO HERNA
ERICO HERNANDEZ DAVID HERNANDEZ JAIME HERNANDEZ JOSE HERNANDEZ J HERNANDEZ MAURICIO HERNANDEZ PETE HERNANDEZ PEDRO HERNANDEZ JAVIER HERNANDEZ ARMANDO HERNANDEZ MIGUEL HERNANDEZ RAYMOND HERNANDEZ IGNACIO
EMARY HESSKEW ROY HICKENBOTTOM JOHN HICKLIN TERRELL HICKS DON HICKS BILLY HIGDON AUBURN HIGGINS JEFFREY HILDEBRAND ALICE HILL KENNETH HILL SHERRY HILL JOHN HILL DANNY HILLIARD WILLIAM HILLEY JEFF HILLHOUSE BENJAMI
Y HOGAN ROBERT HOGAN TRAVIS HOGUE DOUGLAS HOLBERT PAUL HOLDEN RICHARD HOLIDAY JR BRUCE HOLLADAY LEE HOLLAS JUNE HOLLIS WILLIE HOLLOMAN EDWARD HOLLOWAY ORIE HOLLY EDWARD HOLM ELLARD HOLMBECK JESSE HOLST A
C HORTON KEVIN HOSKINS RONNIE HOSKINS LADONNA HOUSTON WILLIE HOWARD DONALD HOWARD JAMES HOWARD LINDA HOWARD KENNETH HOWARD SAMUEL HOWELL MICHAEL HOWELL PORFIRIO HUANCA JEWELL HUBBARD LARRY HUBBARI
ITT HUGHES JEFFERY HUGHES ERIC HUGO BRADFORD HUGUNIN CLAUDE HULL KENNETH HULSEY RODNEY HULSEY ROBERT HULSEY CHAD HULSEY ROBBIN HUMPHREY DONNIE HUMPHRIES MARIE HUNT DESI HUNT TAMMY HUNT KAREEN HUNTER JOHNN
INTHAVONGSA BONG INTHAVONGSA SOUKKASEUM INTHAVONGSA TROY IRBY MAURICE IRBY BRENDA IRBY ERIC IRWIN CHAD IRWIN CIRILO ISIDORO HERRERA JUAN ISLAS ROBERT IVEY GLEN IVEY JIM IVINS REGINALDO IXMAY DECIDERIO IXMAY-C
NEL JAMES CANDIDO JAIMES CAYETANO JAIMES OSCAR JAIMES ADARO JAIME-SOTO BRIAN JAKS MICHELLE JAMERSON SANDRA JAMES STEVE JAMES JAMIE JANACEK SHEILA JANOT KALPESH JARIWALA ROBERT JARRELL JIMMY JARRELL MICHAEL J
HOLAS JELLERSON JAMES JENKINS JEFFREY JENKINS RICHARD JENSEN TIMOTHY JERKINS PAMELA JERNIGAN PROCTOR JESSE ALVIN JETER LINDA JETT JUAN JIMENEZ SAUL JIMENEZ HERNAN JIMENEZ AURELIO JIMENEZ JR STAN JIMERSON ALEJANDRO JOAQ
US JOHNSON BRAD JOHNSON CHRISTINE JOHNSON JOHNNY JOHNSON JERRY JOHNSON DAMON JOHNSON CARL JOHNSON ELIJAH JOHNSON JEREMY JOHNSON LUTHER JOHNSON FREDRICK JOHNSON ROBERT JOHNSON PAMELA JOHNSON ELVIN JOHNSON
ID JONES RONALD JONES DAVID JONES KEITH JONES WILLIAM JONES DIANE JONES-THOME WILLIAM JORDAN CHARLES JORDAN MICHAEL JORDAN KENNY JOSLIN CHARLES JOYNER DANN JUNTUNEN GARRETT JURGAITIS JAMIE JURGENSMIER GABRIE
NK KEMPA STEVEN KENNEDY BONNITA KENNEDY JON KENNEDY WILLIAM KERN DAVID KERR SR ROBERT KESLER JULIE KHAN PHOSY KHOTTAVONG BOUAKEO KHOUNSAVANH VEO KHOUNVICHIT NEGASSI KIDANE SHAWN KILCHRIST CEDRIC KIMBER ERIC K
Y KITTS RICHARD KLEIN JURGEN KLEIN KEVIN KLEINHANS JOSHUA KNIGHT PENNY KNIGHT CHARLIE KNIGHT KENNETH KNIGHTON KEITH KNIGHTON JOHN KNOX BRIDGET KOBLER STEVEN KOBLER JEFFREY KOEHORN JOHN KOENIG KYLE KOGGE CRYSTAL
ESH KUMAR JOHN KUZDAL JOHN LA SALLE JAMES LABORDE BERNIE LAGUNA JOSE LAGUNA COLIN LALLY STEPHANIE LAMB WILLIAM LAMB GARY LAMBDIN BRANDON LAMBERT BARRY LAMINACK TROY LANCASTER OSCAR LAND JR DEZOLA LANDING
NG LEE GREGORY LEE ARTHUR LEE LOY LEE KENNETH LEE DAVID LEE AMANDA LEFFLER DIANNA LEHMAN JEFFREY LEIST JOHN LEMAL TIMOTHY LEMKAU DAVID LEMMON HOWARD LEMMONS JR RAUL LEMUS AARON LEON JEREMY LEOPARD BARBARA L
BJORN LINDBLAD BRIAN LINDENBERGER BRENDA LINDEMAN YOLANDA LINDERO DEBORAH LINDLEY EZRA LINDLEY JEREMY LINER ROBERT LIPHAM JAMES LIPSCOMB DAVID LITTLE ROBERT LITTLE K FRANK LITTLEFIELD WAYNE LITZINGER DAOYOU LIU F
IE LONGORIA EUGENE LONSDALE JR ABRAHAM LOPES JUAN LOPEZ DELFINO LOPEZ SANTOS LOPEZ RUBEN LOPEZ PABLO LOPEZ RUBEN LOPEZ DAWN LOPEZ JOSE LOPEZ PEDRO LOPEZ JUAN LOPEZ JUAN LOPEZ ANA LOPEZ EUDELIA LOPEZ DANIEL
LOWE BILLY LOWE TERRY LOWE TANIA LOWER JAMES LOWERY ANTIONETT LOYD GERBER LOZA JAVIER LOZANO PANH LUANGXAY SUSAN LUANGXAY GARY LUCAS BOBBY LUCAS ROGER LUCAS JUAN LUCERO FLAVIO LUCIO MARIO LUGO GABRIEL L
MD LYUBIMTSEV DENNIS MAAS GEORGE MABERRY GERALD MABEY HOWELL MABRY TIMOTHY MACK MAX MADANI KENNETH MADDOX MICHAEL MADRON WILLIAM MADRON STEVE MADRON WESLEY MADRON WILLARD MADRON KAREN MADRY AGA
OTHY MALONE DONNA MALONE FRANCISCO MANCIA CRAIG MANGOLD BENJAMIN MANGRUM THOMAS MANGUM ERICA MANN JOSE MANRIQUEZ SHAWN MARCOU MARCELINO MARIN JAMES MARINO ROBIN MARLOW STEVE MARLOW SANTOS MARQUEZ
Z CARLOS MARTINEZ EDMUNDO MARTINEZ PATRICIO MARTINEZ OSCAR MARTINEZ PEDRO MARTINEZ FILIMON MARTINEZ EDWIN MARTINEZ ALVINO MARTINEZ HENRY MARTINEZ DOMINGO MARTINEZ JAIME MARTINEZ ALBERTO MARTINEZ ANTHONY M
N MARTINEZ CRISTOBAL MARTINEZ MICHAEL MARTINEZ ANTONIO MARTINEZ LEONARD MARTINEZ CHARLIE MARZAHN JR THEODORE MASCARENAS HAFIS MASHA MARK MASON KENNETH MASON ANTHONY MASON MAURICE MASON CARL MASON MAR
DA MATTHEWS MICHAEL MATULICH RONALD MAXWELL AMANDA MAXWELL LISA MAY MICHAEL MAY WILLIAM MAYFIELD JR JOHN MAYO CARLOS MAYORGA SANDOVAL ELVIS MAYS MARK MAYTUM DEWEY MCADAMS MURPHY MCBRAYER JR TEENA MCB
AE MCDANIEL DENNIS MCDEAVITT TERRY MCDERMOTT JOHN MCDONALD IRA MCDONALD JR CARLOS MCDOWELL MICHAEL MCDUFF MARK MCELHINNEY JOHN MCELRATH MICAH MCELROY LOWELL MCELWEE GREGORY MCGEE JR EUGENE MCGHEE JEF
JGLAS MCMULLAN CANDACE MCNAMEE WILLIE MCNEIL MARIANNE MCNEILL JAMES MCNEILL JR NICHOLAS MCPHERSON STERLING MCPHERSON MARY MCVAIGH BRADLEY MEADE TOM MEADOWS EUGENE MEADOWS AURIA MEBANE FRANCISCO ME
N MEJIA REINALDO MEJIA-GALVEZ PABLO MELENDEZ JR JASON MELTON MARTIN MENA LEONEL MENA SALVADOR MENCHACA JOHN MENDES JR HERACLIO MENDEZ CARLOS MENDEZ VIDAL MENDEZ LORENZO MENDEZ FRANK MENDEZ JOSE MENDEZ MIGU
ISTOPHER MEYERS NOBLE MEYERS DAVID MEZA JOHNNY MEZA JOSEPH MICHALEK HARRY MICKLE CYNTHIA MIDGETT JOHN MILANI JEFFREY MILLER KENNETH MILLER JAMES MILLER LARRY MILLER DEBORAH MILLER BRYAN MILLER CHRISTINA MILL
Y MINTON OMAR MIRANDA LARRY MIRANDA CHARLES MITCHELL RICKY MIXON MICHAEL MOFFETT LARRY MOFFITT GRETA MOGDEN ANTHONY MOISE FABIAN MOISE JOSE MOLINA DANIEL MOLINA JORGE MOLINA ANTHONY MOL
IREL MONTERROSA EDUARDO MONTES-RANGEL JOSE MONTOYA BRUCE MOODY JUCORY MOON TODD MOORE GRADY MOORE JAMES MOORE KENDAL MOORE PEGGY MOORE MICHAEL MOORE MICHAEL MOORE JUAN MORA INOCENCIO MORA LU
DAN MORENO MANUEL MORENO JR KENNETH GLENN MORGAN JEFFREY MORGAN CHRISTOPHER MORGAN CURTIS MORGAN JESSE MORGAN LANDA MORNING MICHAEL MORRIS JEREMIAH MORRIS ROGER MORRIS MARIE MORRIS ALLEN MORRIS BE
UL MUNIZ JESUS MUNIZ MARGARET MUNIZ ROBERTO MUNOZ ALEJANDRO MUNOZ JAVIER MUNOZ VICTOR MUNOZ JULIO MUNOZ JR JOSEPH MURPHY RHONDA MURPHY BRAD MURRAY THOMAS MURRAY MARTIN MURRELL KENNETH MYERS ANTHONY M
RGE NAVA III JOSE NAVARRETE FIDELMAR NAVARRETE MELKI NAVARRETE ARNULFO NAVARRETE JORGE NAVARRO TIMOTHY NAVARRO SUNDAR NAYAK JAMES NEADERHISER MICHAEL NEAL TONY NEAL DOUGLAS NEASE VERNON NEEDHAM SCOTT NEE
DIE NEWMAN BURT NEWMAN ROBERT NEWMAN PAUL NEWPORT THONG NGO ANDY NGUYEN JOHN NGUYEN NGA NGUYEN SONNY NGUYEN VINH NGUYEN JEFFREY NICKS JAMES NIEMI SOUTHRAY GO NITONG BARRY NILSON KERRY NOBLE DEBO
Y NOYES MARTIN NUNEZ NATIVIDAD NUNEZ RENA O'BRIEN JESUS OCAMPO EDGAR OCEGUERA ALBERT OCHOA ROBERT OCONNOR TERRY O'DELL ROBERT O'DELL AMOS ODIT DONALD ODOM DEBORAH ODUM JASON OELSCHLEGEL PATRICK OFO
IA ONTIVEROS JOSE ORDONEZ-PAXTOR JOSE ORELLANA VINCENT ORLANDO ANTONIO OROZCO VICTOR ORTEGA DAVID ORTEGA ISIDRO ORTIZ MAXIMO ORTIZ CAROL ORTIZ JOSE ORTIZ MARIA ORTIZ RICK ORVIS DAVID OSBORN LARRY OSBORNE LINE
AL OWUSU ISAAC PABON CHESTER PACE HIPOLITO PACHECO LUIS PADILLA ELISEO PADILLA OMAR PADILLA JOSE PADILLA JUAN PADILLA AVILA EDWARDO PADRON JR MICHAEL PAGE DEANNE PAGE ROBERT PAIGE WILLIAM PALACIOS ISAAC PAL
HARD PATTERSON RICK PATTON DERWOOD PATTON REBECCA PAUL ROBERT PAWELEK JERRY PAYNE SEAN PAYNE MIKE PAYNE JANA PAYNE ROGER PAYNE JR JACOB PAZ JERRY PAZ DAN PEAK DENNIS PEARMAN KEVIN PEBLEY DALE PECK RYAN PECK
DA PENTZ LESLIE PEPPER III FEDERICO PERALES JEREMIAH PERALES JUAN PEREZ ARTURO PEREZ EDDY PEREZ JERONIMO PEREZ JOSE RAMON PEREZ FEDERICO PEREZ HECTOR PEREZ JESUS PEREZ SANTIAGO PEREZ ERNEST PEREZ ERIK PEREZ SHELLY P
AN PETERSON JACK PETERSON NEIL PETRILLO GERALD PETTIT BRET PETTIT LEROY PEWEE ALAN PEYTON TROY PFEIFFER MARK PFEIFFER GEORGE PFEIFFER NAVINH PHANGMIVONG TABATHA PHARR WILLIAM PHELPS DARRELL PHILLIPS PATRICIA PHILLIPS
JR PILGRIM JESUS PINA ISREAL PINEDA ALBERTO PINEDO SESHU PINNAMANENI ADOLPHUS PINSON KATHI PITCOCK GREG PITCOCK KENNY PITTMAN JERRY PITTMAN DANIEL PITTMAN QUINCY PITTS ELIZABETH PIZZI DENNIS PLATT DARIN PLATT
IK POWELL CHRISTOPHER POWELL GARON POWER CLYDE POWERS PAMELA POWERS JOHN POWERS CHHUNNA PRAK ABHINAV PRASHAR KATRINA PREDMORE LEONARD PRENTISS ARTHUR PRESLEY JR JAMES PREWITT STEVE PRICE CHARLES PRICE
AEL PULIDO JOSE PUMACHALIL ANDREA PURCELL TOFUA OFA KI PUTUTAU TERRY PYLES LARRY PYLES BILLY PYLES LARRY PYLES ALAN PYLES MIRIAM QUEZADA JOSE QUINTANILLA ABBAS QURESHI MOHAMED QURESHI PHOUKHONG RACKSASOUK MAR
N RAMIREZ ADRIAN RAMIREZ JOSE RAMIREZ LOUIS RAMIREZ ARIEL RAMIREZ RAYMOND RAMIREZ VICENTE RAMIREZ DONNIE RAMIREZ MICHELLE RAMIREZ KRISTIN RAMIREZ BREONDAN RAMIREZ RAUL RAMOS JUAN RAMOS MANUEL RAMOS JOSE
NEY RAY III EDDIE READ TERRI READSHAW FREDERICK REARDON FORTUNATO REBOLLAR FRANCISCO REBOLLAR KYLE RECTOR DAVID RECTOR JAMES REED CURTIS REDMOND DARRELL REDMOND STEPHANIE ANNE REED STEVEN REED JOHNNIE REED
EMO REYES JOSE REYES FRANCISCO REYES J VICENTE REYES PEDRO REYES ARTURO REYES RODOLFO REYES MIGUEL REYES DIONICIO REYES ARMANDO REYES-MALDONADO AARON REYNA JOSE REYNA DONALD REYNOLDS CHRIS REYNOLDS RICKY R
AN RICHEY III ADAN RICHEY JR YANCY RICHMOND DAVID RICHMOND HUBERT RICKELMAN SERGIO RICO GAIL RIDDLE GEORGE RIDEOUT GEORGE RIGGS DON RIGGS GILDARDO RINCON STEVEN RINKER JOSE RIOS SALOME RIOS IGNACIO RIOS JAIME RI
N RIZZI OTIS ROACH RITA ROACH BRIAN ROARK EULA ROBBINS JACK ROBBINS RUSSELL ROBERSON MICHAEL ROBERTS JOSEPH ROBERTS LINDA ROBERTS KIMBERLY ROBERTS CHARLES ROBERTS MEREDITH ROBERTS BRYAN ROBERTS KEITH F
THONY ROBINSON JAMES ROBINSON A ROBINSON WILLIE ROBINSON MATTHEW ROBINSON MARIANO ROBLERO JOSE ROBLES GUMARO ROBLES ARMANDO ROCHA EDGAR RODAS JONATHAN RODDEN JOHN RODE KEVIN RODRIGUE MARIO RODRIGUEZ RE
E RODRIGUEZ CHERYL RODRIGUEZ HECTOR RODRIGUEZ RODOLFO RODRIGUEZ CARLOS RODRIGUEZ CHARLES RODRIGUEZ VINCENT RODRIGUEZ RAY RODRIGUEZ HOMERO RODRIGUEZ CAROLYN ROE MARVIN ROEHLING BILLY ROEHLING DENNIS ROEHL
Y ROMAN EMIGDIO ROMAN SANTOS ROMAN ORLANDO ROMERO REYNALDO ROMERO VICTOR ROMERO LAURA ROMERO MARIACELA ROMERO PAULINE ROMERO ROBERTO ROMERO OSMIN ROMERO RICARDO ROMERO JUAN ROMERO ABEL ROMO TI
RY ROWDEN DANNY ROWELL LAURA ROYALTY KATHLEEN RUBALCABA CRISTINA RUBIO JASON RUBY JESSE RUBY JR MARK RUEHL BRYAN RUGGLES ERNEST RUH ARTURO RUIZ FRANCISCO RUIZ DANILO RUIZ ELIGIO RUIZ ADRIAN RUIZ LYNDA RUSSELL
IMO SALAZAR LEON SALAZAR MARCO SALAZAR JAVIER SALAZAR JUAN SALAZAR LUIS SALAZAR JUAN SALAZAR EDUARDO SALAZAR ANTONIO SALCEDO LEONARDO SALCIDO DANIEL SALDANA TOMAS SALDANA SERGIO SALDIVAR JOSE SALES RUFINO SAL
SANCHEZ JOSE SANCHEZ PEDRO SANCHEZ GENARO SANCHEZ GERARDO SANCHEZ DAVID SANCHEZ PATRICIA SANDERS STEVEN SANDERS PAUL SANDERS DALE SANDERS DARYL SANDERS EDWARD SANDERSON NOEL SANDOVAL JUAN SANDOVAL
ADO SAUCEDO GLENN SAUNDERS FELIPE SAUZO KEO SAVAVONG KHAMPHOUTH SAVAVONG DARRELL SAWIN THOMSON SAYAVONG SHERRY SAYLOR RANDY SAYRE BOUNLAI SAYSOMBATH LESTER SCARBRO THOMAS SCARINZA RICHARD SCHAEFER DAV
ITH SCHROEDER FRED SCHUBERT JOHNIE SCHULTE CHARLES SCHULTZ JR CRAIG SCHUPP SYLVIA SCIANCALEPORE CARL SCOTT RONNIE SCOTT RODERICK SCOTT KENNETH SCOTT JEFFERSON DAN SCOVILLE CARL SCROGGINS RUSSELL SCROGGINS ELVIRA S
AI SENGRATH TERRY SENSING UVALDO SERNA DOLORES SERNA THOMAS SERRANO JOHN SERRANO JOHNNY SERRANO FROYLAN SERRATO DOMINGO SERRATO BLAS SERRATO LAZARO SERRATO PABLO SERRATO APOLONIO SERRATO JUAN SERVELLON TH
RELL SHELL ROY SHELNUTT STEPHEN SHELTON NELSON SHEPARD JESSIE SHEPPARD ARASH SHIEHBEIKI SCOTT SHIMKUS TRACY SHIRELS CARL SHIVELEY JR JOHN SHIVERS JIM SHOCKLEY FAWN SHOEMAKE QUENTEN SHREVE DIANE SHROYER DOUGL
IAN SINGER JEFFREY SINGLETON DAVID SIPES ANTHONY SIRIANI SCOTT SIVERLY SOUDAPHONE SIVILAY LESLIE SKAGGS CARL SKEENE CARL SKEENE C KEITH SKILLERN DUANE SLATTER ELAINE SLAUGHTER JIMMY SLAUGHTER JR JACK SLAUTER JOHN SLIGH
IARD SMITH KEITH SMITH KENNETH SMITH GREGORY SMITH SHIRLEY SMITH LEONARD SMITH TAMARA SMITH BOBBY SMITH JANET SMITH BRIAN SMITH LARRY SMITH SHERRY SMITH JUSTIN SMITH WALTER SMITH WILLIE SMITH RHODNEY SMITH ALFI
IDY SNYDER ANTHONY SOARES RICHARD SOBETSKI POCH SOEUN LARRY SOFKA MICHAEL SOJOURNER MALCOLM SOLOURNER JOE SOLANO ROY SOLANO VERNON SOLEY CYNTHIA SOLIS RICARDO SOLIS SANTIAGO SONTAY ROLANDO SONTAY JOS
MARD SPERL GREGORY SPIVEY GREGORY SPIZER TRACY SPRADLIN ROLAND STAFFORD WILLIAM STANDEFER MARVIN STANFORD MICHAEL STANFORD CHARLES STANLEY MARLON STANTON DONNA STARK AUBIN STEEL ACEY STEEL AUBIN KENT ST
LIAM STEWARD CORY STEWART RICHARD STEWART ROBERT STEWART CHARLES STEWART MITCHELL STEWART MICHAEL STEWART MARSHALL STEWART CRAIG STEWART KAREN STEWART GERALD STIGLER RICK STOCKBERGER WILLIAM STOGSHILL CALEB S
OY STROMAN II MATTHEW STRONG CHARITY STRONG YOLANDA STUCKEY KURT STUECHER JR DARNING SUAREZ MATTHEW SULLIVAN ARLENE SULLIVAN DERWIN SULLIVAN JOHN SUMMERALL DEWEY SUMMERVILLE WILLIAM SUMMERVILLE SCOTT SUNDEN
RY SWENSON STEVEN SWERC CHERYL SYKES-INGERSOLL MICHAEL SZYMANSKI JAMES TABOR DON TACKETT TAMMY TAFOYA THONGLITH TAIONEKO REFUGIO TAMEZ III AARON TARABOIN MICHAEL TAYLOR BILLY TAYLOR ROGER TAYLOR WADE TAYLOR
AN TEETER MARTIN TELLEZ GERALD TENNANT SERAFIN TEODORO ARTHUR TERRY PHILIP TERRY BENJAMIN TERRY JANA THAMM CHRISTOPHER THAXTON STEPHEN THEALL THOMAS THELEN MATTHEW THEM JIMMY THIGPEN LOVIE THOMAS JOEL THOMA
DA THOMPSON RICHARD THOMPSON RICHARD THOMPSON JIMMY THOMPSON LOUIS THOMPSON MARTIN THOMPSON BERNARD THOMPSON KIMBERLY THOMPSON ANTHONY THOMPSON NATHAN THOMPSON MICKEY THOMPSON GARY THOMSEN TR
IIN TOGTMAN JOHNNY TOLBERT CLAUDE TOLER DALLAS TOLLIVER JAMES TOLLY LINDA TOLPA DAVID TOMBERLIN SHARI TOMPKINS JERRY TONEY YOVEL TORCHON VICTOR TORRES JOSE TORRES JOSE TOVAR FRANCISCO TOVAR IGNACIO TOVIAS JA
TAEL TULL BUDARL TUNGATE MAURICE TUOHY KIMBERLY TUPMAN JAMES TURNER JAMES TURNER ROBERT TURNER DENNY TURNER CHARLES TURNER KEVIN TURNER MOSES TURNER MICHAEL TURPIN RANDY TWEEDT TANA TYSON RICHARD TYSON
REDO VALENCIA JOSE VALENTIN RON VALENTINE OSCAR VALENZUELA BERNARDINO VALERO JASPER VALERO LAURA VALLEY TIM VAN ZANT JOSEPH VANBEBBER LINNIE VANCE RICKY VANCE HARVEY VANDEVER LAU VANG DAU VANG MA VANG KON
OTHY VAUGHN MARY VAUGHN PHYLLIS VAUGHN CHESTER VAUGHN PAMELA VAUGHN-MITCHELL SIMON VAYNER MIGUEL VAZQUEZ JUAN VAZQUEZ JESUS VAZQUEZ FRANCISCO VAZQUEZ REYNALDO VEGA CRUZ VELASQUEZ ALFREDO VELASQUEZ JOSE V
IGARITO VICENTE ELICIO VICENTE CARLOS VICENTE ISAAC VICENTE MANUEL VICENTE ROBERTO VICENTE FRANCISCO VICENTE-PELICO LUIS VICENTE-VICENTE ROBERT VICKERS JOHN VICKERY AURELIO VIDALS JOEL VIECHNICKI RICKY VIERCK BONNIE VIGDAL
GDALENO VILLATORO FLORIBERTO VILLEGAS MARCO VILLEGAS SHANE VINCENT RANDALL VINES SERGIO VIVEROS FARSHAD VOSSOUGHI JAMES VOWELS JEFFREY WACLAWCZYK FRANK WADE LESLIE WAGONER L WAGONER DONNA WALKER THEODORE WAL
RY WARD GERALD WARD WILLIAM WARD JR ROMELLE WARE LEO WARNECK DELVIN WARNER TARVIS WARNER ALEX WARNER WILLIAM WARREN THOMAS WARREN STEVEN WASSON GERALD WATKINS SAUL WATKINS JEFFREY WATSON SANDRA WAWROS
ELLA WELLS ANGELA WELLS ROBBIE WELLS MARTY WELLS ROBERT WENDORF JAMES WERTZ JACOB WEST ALISA WEST JOHN WEST PAUL WEST WILLIAM WEST JAMIE WESTBROOKS WAYNE WHEATCRAFT JEFF WHEELER JOSHUA WHEELER STEPHANIE W
ELLA WHITTEMORE GREGORY WIATREK LYNN WIDRICK ROBERT WIGGINS ROBERT WIKOFF MICHAEL WILBURN RANDY WILKEN PHILLIP WILKERSON ANGELA WILKINS MICHAEL WILLENBORG CHARLES WILLIAMS JERRY WILLIAMS PAUL WILLIAMS DAVIS W
NETH WILLIAMS MICHAEL WILLIAMS JR GLENN WILLIAMSON BRIAN WILLIAMSON MALON WILLIS II TRAVIS WILLIS FATE WILSON RICHARD WILSON HAROLD WILSON KATHY WILSON SCOTT WILSON JAMES WILSON TERRY WILSON THAD WILSON JO
HAEL WITT TRAVIS WITTMAN JOHN WOLF JEREMY WOLFORD CHARLES WOLKE ROGER WOOD CONNIE WOOD STEPHEN WOOD HARRIETT WOOD MARCUS WOODARD WILLIE WOODARD MICHELLE WOODRING STACY WOODRING JESSICA WOODRUFF W
RENCE WURZEL II NANCY WYMORE LAMPHAY XAYAVONG PAO XIONG BEE XIONG GLEN YAEGER SAMBO YAM RAUL YANTAS WILLIAM YARBROUGH LARRY YEE SHEILA YEE WILLIAM YOUNG FRANKLIN YOUNG MICHAEL YOUNG JERONE YOUNG WILLIAM YOUNGBLOOD

BEN BATANGAN AARON BATCHELLOR ELMER BATCHELOR KEVIN BATE RONALD BATES STACY BATES CARLOS BAUTISTA JOSE BAUTISTA MICHELLE BAXLEY JOSHNA BAXTER JOSEPH BAY THOMAS BEAIRD JEARL BEAL NANCY BEAL EARL BEAN MELISSA BEA
BELANGER JONATHON BELCHER CLYDE BELL MATTHEW BELL STEVEN BELL DAVID BELL TAMMY BELL GAIL BELLOW LAUREN BELT MELISSA BELTRAME JOSE BELTRAN IGNACIO BENAVIDES WESLEY BENDER RANDY BENEFIELD JR TED BENIC SANTIAGO BE
ETT JR BLAKE BENSON JERRY D BENTLEY DAVE BEOMAN PHILLIP BERDION ROBERTO BERGANTINOS ARTURO BERGANTINOS MARIA ROSA BERGANTINOS MYLENE BERGANTINOS JOHN BERGERON WILLIE BERLANGA FERNANDO BERMUDEZ GUSTAVO BE
TH BILLANTI SHANNON BILLINGS JAMES BINGHAM CHRISTOPHER BINGHAM DANNY BINGHAM QUENTIN BIRDINE PHILLIP BIRDWELL TOM BISHOP ANDY BJORSON ALLAN BLACK JAMES BLACK TIMMY BLACK JUDY BLACK THOMAS BLAIR CHARLES BLA
A BOEGER JERRY BOEN BRYAN BOGAN BOBBY BOLDEN HOWARD BOLDT JR WILLIAM BOLINGER DOREEN BOLINGER JACQUELINE BOLTON CHARLES BOLTON BERTRAN BONILLA JOSE BONILLA JIMMY BONNER DAVID BONNER KWASI BORTEY ARTHUR BOSH
BOYD DARRELL BOYD ADA BOYD ERIC RAFEAL BOYD QUINCEY BOYD JONITA BOYER DAVID BRABEC MICHAEL BRADLEY CLAIRE BRADY ROBERT BRAGG KEVIN BRAMER MICHAEL BRAMHALL DANIEL BRANTHOOVER KARRIN BRANTLEY MELISSA BREDEM
REN BRISCO GREGORY BRITT PAULA BRITT RICKEY BRITTAIN OSCAR BRIZ JR ANNE BROADDUS CHRISTOPHER BROADNAX KENNETH BROADWAY EVERETTE BROCK JOHNNY BROCK KEITH BROCK RANDELL BROCKETT GUILLERMO BROL DOROTHY BROMBO
L BROWN JERRY BROWN GAIL BROWN KEVIN BROWN RICKEY BROWN THOMAS BROWN PAUL BROWN YOLANDA BROWN DEREK BROWN JEFFREY BRUCE LARRY BRYAN JACK BRYANT SAMUEL BRYANT JOSEPH BRYANT KEN BUCHINGER DOCK BUCK
AMES BURNS SCOTT BURROUS SCOTT BURTHOLD CASH BURTHOLD TYRIE BURTON II MARK BUSH DAVID BUSHMAN KIMBERLY BUTE TIMOTHY BUTLER PHILIP BUTLER WILLIE BUTLER NORMAN BUTLER REX BUTTREY JOSEPH BUZZELLI GREG ALLEN B
KEVIN CAIN JACQULYN CAIN ANGELA CALABRESE GABRIEL CALDERON AROLDO CALITO AUGUSTIN CAMACHO JULIE CAMARA ALFONSO CAMARENA JOSE CAMARENA HENRY CAMARGO LUIS CAMARILLO PATRICIA CAMERON JOHN CAMPBELL IRENE CAMP
CHRISTOPHER CAPLEY PEDRO CARBAJAL MYRIAM CARCAMO GUILLERMO CARCAMO PEDRO CARDENAS FORTINO CARDENAS JAIME CARDENAS HECTOR CARDENAS FRANCISCO CARDENAS JOSE CARDENAS JOSE CARDOZA STAN CARLOCK JERRY CAR
STEPHEN CARROLL LONNIE CARROLL REX CARTER MURRAY CARTER BENJAMIN CARTER LARRY CARTER IVAN CARVER ROBERT CASEBEER HELEN CASEY LEOPOLDO CASILLAS OSCAR CASIMIRO ANTONIO CASIMIRO MIGUEL CASTELANO SANDRA CASTELL
ASTRO ANTHONY CASTRO HERBERT CASTRO ANTONIO CASTRO JR EDWARD CATCHINGS JOHNNY CATTENHEAD JR BRYAN CAUDLE JOHN CAUSLEY WILLIAM CAVANAUGH NICKY CAVAZOS PATRICIA CAVIN ADRIAN CAZARES DUSTIN CEDER CARLOS CEN
ALAC PATSY CHASTAIN RONALD CHASTAIN SR JEFF CHASTEEN JOHN CHASTEEN WILLIAM CHATTERTON FELIX CHAVEZ MARK CHAVEZ EFRAIN CHAVEZ NELSON CHAVEZ JUAN CHAVEZ ERNESTO CHAVEZ ALBERT CHAVEZ TIM CHILDRESS EDWARD CHILD
MARK CIPRIAN JUAN CIRIACO GILBERT CISNEROS JOHNATHON CISNEROS JERRY CLARK ARTHUR CLARK DONALD CLARK CHRISTIAN CLARK GREGORY CLARK TIMOTHY CLARK SAMMY CLARK MARTIN CLARKE JERRY CLARY ADOLFO CLAUDIO GARRY CLA
WILLIAM COLE TRACY COLEMAN ROY COLEMAN MIKELL COLEMAN WILLIAM COLEMAN GERONIMO COLLAZO LARRY COLLIER JEFFREY COLLIER JASON COLLIER JAMES COLLINS BENNIE COLLINS CURTIS COLLINS JAMES COLLINS CARLOS COLON REGINA C
N CONTI III EDUARDO CONTRERAS EVARISTO CONTRERAS FRANK CONTRERAS JESSE CONTRERAS BASILIO CONTRERAS ISABEL CONTRERAS RENE CONTRERAS VIRGILIO CONTRERAS JOSE CONTRERAS SILVINO CONTRERAS ANTHONY CONTRERAS JESSE C
ND ROBERT COPENHAVER JULIE COPPAGE RENE CORADO RICHARD CORBITT JACK CORDES CARISA CORDOVA JOSE CORNEJO WILLIAM CORNEJO MARCOS CORNEJO ROMULO CORNELIO KYLE CORNETT SERGIO CORONA JAVIER CORONA DELFINO C
ARRUBIAS ENRIQUE COVARRUBIAS MICHAEL COWAN LELAND COX NICHOLAS COX MARILYN COX MATTHEW COX LANCE CRABTREE WILLIAM CRAFT CHRISTOPHER CRAFT RANDY CRAIG GARY CRAINSHAW ANTHONY CRAVALHO JOHN CRAVER JAMES CRAW
UZ JOSE LUIS CRUZ MANUEL CRUZ GENARO CRUZ JERRY CRUZ JAMES CRYER JUAN CUELLAR JAVIER CUELLO VICTOR CUEVAS HAROLD CUNNINGHAM TONY CURTIS MICHAEL CUSTER ROBERTO DA LA CRUZ RICHARD DAHLGREN LLOYD DAIGLE ESTEBAN
D JR SAMUEL DAVIDSON WILBERT DAVIS DENNIS DAVIS DAJUANA DAVIS WILMA DAVIS ROBERT DAVIS EDWARD DAVIS CHRISTOPHER DAVIS BRIAN DAVIS MICHELLE DAVIS DERRICK DAVIS CLIFFORD DAVIS JOHNNY DAVIS UNDARA DAVIS MIKE DAV
ECKER WILTON DECUIR BARRY DEESE TOMAS DEGANTE TRINIDAD DEGOLLADO AMY DEHAAN JOSE DEL CID CESAR DELACRUZ INES DELACRUZ KATHERYN DELANEY RONNIE DELAPAZ ANDY DELAQUADRA CARLOS DELEON JAIME DELGADILLO MARCOS DEL
RCACH JACOB DEROUEN MARK DETWILER DENNIS DEVILLE CAROL DEVINE CHRISTINA DEVORE ADRIA DEWBERRY JOSE DIAZ LUIS DIAZ EVERARDO DIAZ MIGUEL DIAZ HECTOR DIAZ WILMER DIAZ EDVIM DIAZ EDWARD DICKINSON CHARLES DICK
DODD TOMMY DODDRIDGE RONALD DODSON JAMES DODSON RICHARD DODSON WILLIE DOE JR DANIEL DOHERTY JOSE DOMINGUEZ ALFONSO DOMINGUEZ ROBERT DONAHUE DERRICK DONAHUE SUSAN DONALDSON ELMER DONLEY JAMES DON
AKE SLADANA DRASKOVIC FRED DRILLING DON DRIVER LARRY DRIVER KURT DROBISCH SHEILA DROWN HAROLD DRUM JULIE DRUMMOND GENE DRYDEN SERGIO DUARTE DAVID DUBOIS JERRY DUBOSE FRED DUCK SHAWANDA DUDLEY THOMAS
UTTON CATHY DUTY LARRY DYE DAVID DYE MICHAEL DYER TIMOTHY DYKES PHILIP DYKES ROBERTO ECHEVERRIA CHADRICK EDDLEMAN ERIC EDDY GEORGE EDDY DIANA EDER BOYD EDER FRANKLIN EDGMON KAY EDSON WILLIAM EDWARDS OWEN ED
AMES ELSWICK ALESHA ENGE NICOLE EMRICH ALBERT ENCINAS STEPHANIE ENGE JENNIFER ENGEL RICHARD ENGELDINGER LOUIE ENGELKE LONNIE ENGLAND STEVE ENGLAND ROBERT ENGLER JACK ENGLISH WILLIAM EOFF STEVEN EPP KENNETH E
EVANS CARL EVANS OLLIE EVANS JAMES EVANS EDWARD EVANS JR LISA EVERROAD CRESENCIANO FACUNDO VINCENT FACUNDO PEGGY FAIRBANK BILLY FAIRCHILD MOZELL FAIRLEY CARLOS FAJARDO ANDRE FALLS GEORGE FARLEY KENNETH FA
FERO MARCELO FERREYRA MISAEL FERRUFINO LISA-MARIE FEYERABEND DONALD FIANT MICHAEL FICKER VERNON FIELDS THOMAS FIELDS CURTIS FIELDS CLIFTON FIELDS MARGARITO FIGUEROA RENE FILICIANO ZAMOR FILS JERRY FINLEY RUSSELL F
E FLORES RICARDO FLORES SIGFREDO FLORES ELIAS FLORES JORGE FLORES ANGEL FLORES ANNETTE FLORES JORGE FLORES CHAD FLORES MANUEL FLORES JR RAUL FLORES JR REBECCA FLOWERS JESSE FLOWERS TROY FLOYD KENNETH FLOYD BOB FLU
L FOWLER DAVID FOWLER KEVIN FOWLER PHILLIP FOWLER MICHAEL FOWLER GRADY FOX RUSSELL FOX DEAN FOX MARIE FRAGA JOHN FRANK TED FRANKLIN PAUL FRANKLIN ARTHUR FRANSAW BRIAN FRANTZ JULIA FRAZEE KEITH FRAZER CHARLES FRA
UENTES JR JOHNNY FULKS RONNY FULKS DENNIS FULLER DAVID FULTON ANN FULTS DRAYTON FULTS JR DUANE FURRY SCOTT FUSELIER MICHAEL FUSELIER JIMMY GABRIEL LUIS GAETA SCOTT GAFFNEY JOSHUA GAGE KRISTINA GAHIMER WILLIAM GA
ALVEZ KENY GALVEZ-GALO JAVIER GAMARRA RICHARD GAMBLE LARRY GAMEL APRIL GANADO ARLIE GANDY ARTURO GAONA ABRAHAM GARCIA FILIBERTO GARCIA MIGUEL GARCIA JORGE GARCIA JOSE GARCIA JOSE GARCIA ALAN GARCIA ANDRES GA
UEL GARCIA ADRIAN GARCIA ROBERT GARCIA RICARDO GARCIA JOHN GARCIA JOE GARCIA MELESIO GARCIA MARIANO GARCIA ADAM GARCIA PEDRO GARCIA RUDOLPH GARCIA IV RAPHAEL GARDELLA ERIC GARDIA HEIDI GARDNER SHENDRA GAR
HOMERO GARZA JAMIE GARZA HERALDO GARZA ROBERT GARZA VICTOR GARZA DANIEL GARZA PUENTES-MENDEZ GASPAR LAURA GATES JAMES GATLIN THOMAS GAUGHAN FLOYD GAUNTT JACK GAY JOANN GAY EARL GAY JR CAROL GEARY DONNA GEND
AWA GILLIAM SHELBY GILLIAM JR A.R. GINN KELLY GINN ALBERT GINN JEFFERY GIRDLER ALVARO GIRON JAMES GLADDEN CHARLES GLADY ANTHONY GLASS DARRYL GLENN JEFFREY GLOSSER PETE GLOVER PAUL GOAD PHILLIP GOAD RANDAL G
RISTOBAL GOMEZ MIGUEL GOMEZ RICARDO GOMEZ DAVID GOMEZ GERBER GONGORA ISMAEL CRUZ GONZALES NATALIO GONZALES ARNULFO GONZALES DIANE GONZALES RAUL GONZALEZ JUAN GONZALEZ DANUBIO GONZALEZ RIGOBERTO GONZ
LEZ JOSE GONZALEZ MARTIN GONZALEZ MONIQUE GONZALEZ EDUARDO GONZALEZ III PHILLIP GOODE BRADLEY GOODMAN ROY GOODMAN GRAHAM GOODMAN GERALD GOODSON BARBARA GOODSON PHILIP GOODWIN WALTER GORDON TINA GO
CTAVIA GRAVES MICHELE GRAY KEITH GRAY TAMMI GRAYSON JAY GREATHOUSE VERLY GREEN EILEEN GREEN JEFFREY GREEN ROBERT GREEN FRANK GREEN CHARLES GREEN SCOTT GREEN DAVID GREEN JIMMY GREEN ORAL GREENWOOD MARK G
UAN GUERRERO APRIL GUERRERO JESUS GUEVARA JOSE GUEVARA JOAQUIN GUEVARA JOSE GUEVARA ELPIDIO GUEVARA JOSE GUEVARA ROYCE GUILL CONRAD GULLETT BRIAN GULLEY JIMMY GULLEY THOMAS GUNN MARK GUNN RAYMOND GUNSA
DE GUTIERREZ JAMES GUYNES PENNY GUYTON RODOLFO GUZMAN EUGENIO GUZMAN HILARIO GUZMAN FORTINO GUZMAN HECTOR GUZMAN LUIS GUZMAN DORA GUZMAN JOSE GUZMAN JOSEPH GUZMAN KYLE GWYNN ROBERT GWYNN RICHARD HAB
HALL MARK HALL LAWRENCE HALL JAMES HALLBERG RICHARD HAM JOHN HAMBURG SAAD HAMDI JEFFREY HAMILTON JAMES HAMILTON DARRYL HAMILTON GEORGE HAMM DIANNE HAMMOND CHARLES HAMMOND BOBBIE HAMMOND ROY HAMM
L HAPPEL MIKE HARBOUR ROBERT HARBUCK JR DAVID HARDEN PHILLIP HARDESTY LUIS HARDY JOHN HARDY KENNETH HARDY RICHARD HAREN MICHAEL HARENDT GARY HARNESS DAVID HARP ROBERT HARPER JERRY HARPSTER KARI HARRIS JEAN HA
SEPH HAUDEY JUDY HAVEL MARK HAWKINS MARVIN LEE HAYDEN PENNY HAYNES RALPH HAYS ROY HEARN FRANCIS HECK RONALD HEIDELBERG DONALD HEIDELBERG STEVEN HEIL GARRETT HEINRICH KRISTI HEINRICH WILLIAM HEISER FRANK HE
SON SAMMIE HENDRIK DENISE HENEGAR JOSE HENRIQUEZ CARLOS HENRIQUEZ KENNARD HENRY PATRICIA HENRY RANDY HENRY RENEE HENRY DONNA HENSLEY E RICHARD HENSLEY MARY LOU HENSLEY TONY HENSLEY DESDRA HENSLEY TOY HE
ANDEZ FERMIN HERNANDEZ SAM HERNANDEZ MANUEL HERNANDEZ DAVID HERNANDEZ JUAN RAMON HERNANDEZ VICTOR HERNANDEZ LUIS HERNANDEZ JOSE HERNANDEZ HECTOR HERNANDEZ DIMAS HERNANDEZ ELIAS HERNANDEZ JOSE HERNA
D HERNANDEZ PETE HERNANDEZ SHANNON HERNDON SERGIO G HERRERA THOMAS HERRERA OSCAR WILLIAM HERRERA JOSE HERRERA EDUARDO HERRERA LINDA HERRERA HILARIO HERRERA JR MICHELLE HERRMANN ARNOLD HERRON CHARLES HERSC
IN HILLHOUSE DAVID HILLSTROM STEVEN HINES FERNANDO HINOJOSA DONNA HISE JASON HITT SARA HOBBS JOHN HOCKENBERRY CASEY HODGES CHADWICK HODGIN ROBERT HOEKSTRA JOAN HOESL GAILENE HOFER CARL HOFFART WILLIAM HOF
ABRAHAM HOLT TYSON HOLT CHARLES HOLT JR J HONEYCUTT RAJESH HONNAVARA JASON HOOD KENNETH HOOD LENARD HOOKER HARRY HOOVER JR JAMES HOPE JR CHARLES HOPPER MARGARET HORNER LACEY HORTON LLOYD HORTON ADAM HO
RD DAVID HUBBARD WILLIAM HUBBARD THOMAS HUDGINS ADRIAN HUDSON WENDELL HUDSON RALPH HUDSON HOMERO HUERTA ADAN HUERTA JUAN HUERTA DAVID HUFF BRIAN HUFFAKER JAMES HUFFMAN JEREMY HUFFMEISTER MITCHELL H
NY HUNTER KELLY HUNTSMAN JOE HURST JOSHUA HURST SHAWN HURST TIMOTHY HURT LASHANDRA HUTCHINSON CYNTHIA HUTSON DORLESA HUTTO LOVELY IMARHIA OSCAR INCLAN JOSE INFANTE STEVEN INGE FREDDIE INMAN CHANPHENG INTHA
-CHANCHAVA JOSE IZAGUIRRE RICK JABLONSKI GLENN JACKOVIAK TOMMY JACKSON SCOTT JACKSON HENRY JACKSON HENRY JACKSON MICHAEL JACKSON KIRBY JACKSON EUGENE JACKSON TIMOTHY JACKSON GERALD JACKSON JR TIMOTHY JACKSO
JARRELL ROBERT JARRELL JR BONNIE JARVIS LINTON JASON MEL JASTRAM MOHAMED JATIP GREGORY JAUSSAUD BASSAM JAWHARY NATHAN JAY JASON JEAN LARRY JEFFERS JIMMY JEFFERS LADONNA JEFFERSON CALVIN JEFFERSON GEORGE JEF
QUIN- CHARLES JOBE JASON JOBE CLARA JOHNS JAMES JOHNS DALE JOHNSON JOHN JOHNSON KENT JOHNSON HAZEL JOHNSON WAYLON JOHNSON DIRON JOHNSON JOSEPH JOHNSON RICKIE JOHNSON JOHN JOHNSON JERRY JOHNSON PATRICK JOH
N THOMAS JOHNSON MATTHEW JOHNSON PANDORA JOHNSON MELISSA JOHNSON JOSEPH JOHNSON JR ROBERT JAMES JOHNSON JR JANE JOHNSTON C OWEN JONES JEFFREY JONES LOIS JONES MARK JONES TERRELL JONES WILLIAM JONES WILLIE LEE J
EL JURIC SCOTT KAISER DAVID KALINA LESLIE KANE FRED KARNES TRACY KEELING STEVE KEHRLI JUNE KEITH PENNY KELLEY BRENDA KELLEY TRACY KELLEY FRANKIE KELLUM JIMMY KELLUM JOEY KELLUM WILLIAM KELLY JAMES KELLY SUSAN
KINARD CHAD KINER GERALD KING GARY KING SUSAN KING JOHN KING HAROLD KING RICHARD KING JAMES KING THOMAS KING KENYATTA KAPREE KING LEE KINNEY BRADLEY KINSEY KENNETH KIPP KOREY KIRCHNER ANDREA KIRKPATRICK LEV KIT
AL KOHUTEK EDWIN KOHUTEK JR DAVID KOLAJAJAK MICHAEL KOLLMANN JANET KONADU EDWARD KOPECH CARLOS KORTRIGHT JEREMY KOST RANDELL KOTARA ADOLPH KOVASOVIC JR MITCHELL KOWEN CHARLES KOZLOVSKY TRAVIS KREGER KRISTINA KR
G RANDALL LANDRUM GLORIA LANDRUM ANGELA LANDRUM MICHAEL LANE DONNA LANEY ROBIN LANFORD LAKHEDA LANG DONOVAN LANG WILLIAM LANGE MICHAEL LANGFORD JOE LANNING KIMET LANSING JOSEPH LAPUZZA JUAN LARA JOSE
ARRY LAWSON JAMES LAWSON MONICA LAWSON DAVID LAY JOHN LAY LEWIS LAY JEFF LAY JAMES LAYTON BOBBY LEA BRIAN LEACH JOSEPH LEACH BRAD LEBETER JOSEPH LEBUIS ANTONIO LEDEZMA MARIA LEDEZMA HUE LEE LENG LEE CYNTHI
LETINICH ROBERT LETSINGER PAULA LEVIEN CHRISTOPHER LEVY JOHN LEWIS WILLIAM LEWIS HENRY LEWIS KEN LEWIS NIEM LIANVONGDEVANE LIDER LIANG SEAN LIBBEY CLINTON LIGHTHALL JOEL LIGHTSEY HENRY LILIE VICTOR LINAM COSME LI
RUBIN LLOYD BRANDON LLOYD JEFFREY LLOYD JAMES LLOYD VIRGILIO LOBRIN ROBERT LOCKEY MARY LOCKWOOD KEVIN LOGSDON JUSTIN LOHR PATTI LONG AUDIE LONG JOHN LONG ROBBIN LONG RICKY LONG EUGENE LONGNECKER JR ABEL LONG
L LOPEZ VICTOR LOPEZ JOSE LOPEZ LUIS LOPEZ JOSE LOPEZ FRANCISCO LOPEZ ROLANDO LOPEZ GUADALUPE LOPEZ BONIFACIO LOPEZ LUAX SABINO LOREDO JULENE LOSIER SENGPHETH LOUANGDARA RICHARD LOUDIN BOBBY LOVE MARCIA LOVE
LUGO JUAN LUGO MARK LUGGS MIGUEL LUIS ALBERTO LUJAN HECTOR LUJANO DAWNYEL LUMLEY LUIS LUNA ANDRES LUNA PABLO LUNA JUAN LUNA LEISHA LUNCEFORD DUNG VAN LUONG TRAVIS LUX DOUGLAS LYONS SHELIA LYONS MELISSA
GUSTIN MAGALLON EDWIN MAGANA-SOLIS DENISE MAGGART TROY MAHAFFEY CASEY MAIDEN APOLINAR MALDONADO JOSE MALDONADO OTTO MALDONADO RUBEN MALDONADO ORLANDO MALDONADO JOHN MALETTE ERIC MALICOAT DONALD MA
ES SANTOS MARQUEZ DOUGLAS MARSH RALPH MARTEN ALAN MARTIN JOSEPH MARTIN LESLIE MARTIN LANCE MARTIN CHRISTOPHER MARTIN ROBERT MARTIN RONNIE MARTIN HARLIS MARTIN JOSE MARTIN MATTHEW MARTIN BOBBY MARTIN FELIX
ARTINEZ RAFAEL MARTINEZ ALFONSO MARTINEZ DANIEL MARTINEZ ERNESTINA MARTINEZ HECTOR MARTINEZ NOE MARTINEZ ARLOS MARTINEZ MARIO MARTINEZ GILBER MARTINEZ JOSE MARTINEZ AGUSTIN MARTINEZ OSCAR MARTINEZ DENYS MA
RK MASSENGALE MICHAEL MASSENGILL MARK MASSEY ASHLIE MASSEY CHRISTOPHER MASSIE PEGGY MASSINGILL ERIC MASTERSON CAMERINO MATA LARRY MATHEWS CAROL MATHIS BRIAN MATHIS SANDRA MATLOCK ANTHONY MATOS ANTHONY MA
BURNETT ROCKY MCBURNETT LISA MCCANE SUSAN MCCARTY DANIEL MCCLAIN JERRY MCCLARTY JEREMY MCCLENDON BARRY MCCLURE GILBERT MCCORMICK LILLIAN MCCRAY TIMOTHY MCDANIEL SHARON MCDANIEL JEREMY MCDANIEL TERRY MCD
EFFERY MCGOWAN SCOTT MCGREGOR RANDY MCGROHE TERENCE MCHUGH LESTER MCINTYRE SCOTT MCINTYRE CHESTER MCKAMEY BRIAN MCKAMIE JASON MCKEE KEVIN MCKEE TERRY MCKINNEY DAVID MCKINZEY AMBER MCKNIGHT BILLY MCM
EDELLIN ROBERT MEDLOCK MANUEL MEDRANO JUAN MEDRANO JAIME MEDRANO CARLOS MEDRANO RICHARD MEHRINGER GWEN MEHRWERTH MICHAEL MEINHART FRANCISCO MEJIA JOEL MEJIA MANUEL MEJIA JOSE MEJIA JUAN MEJIA MARCOS
GEL MENDEZ PEDRO MENDOZA EFREN MENDOZA HIPOLITO MENDOZA DAV MENDOZA JORGE MENDOZA HOWARD MENIFEE JR WILLIAM MEREDITH JACQUELINE MERRELL WYLLE MERRILL WALTER MERSHON KEITH MESSAMORE BRIAN METCALF RICKY ME
LLER DANNY MILLER MACK MILLER DAVID MILLER DAVID MILLER SHELLEY MILLER CAMERON MILLER DOUGLAS MILLER PAMELA MILLIKEN KENNETH MILLS RANDY MILLS LARUSSEL MILLS RANDY MINCE KENNY MINDIOLA JOSE MINERO TANYA MI
LINAR JAYSON MOLINE DAVID MOLNAR KENNETH MONDAY CIRILO MONDRAGON JUAN MONDRAGON JOSE MONREAL RANDALL MONROE ROGELIO MONTELONGO ERNESTO MONTERO JOSE MONTERROSA POLIDECTO MONTERROSA WILSON MONTER
LUIS MORA CARLOS MORALES JOSE MORALES JOSE MORALES ERIBERTO MORALES JOSE MORALES GREGORIO MORALES J VENTURA MORALES PHILLIP MORAN DANIEL MORAN MATTHEW MOREAU DARRYL MORELAND JAVIER MORENO PATRICK MO
ICK MORROW KEITH MORTON JR WILMA MOSER BRIAN MOSLEY KITTY MOSLEY YOLANDA MOTTU MATTHEW MOWERY JERRY MOY CHARLES MOYER DANIEL MOZISEK STEVEN MUELLER JEFF MULLANEY JERRY MULLANEY ALBERT MULLER III REID MU
MYERS DAWN MYNATT MARK MYRICK JOSE NAJERA PATRICK NALLEY ANTHONY NALLS KRISHNA DOSS NANDAKUMAR SAVITA NANGIA STEPHEN NAPIER CHARLIE NARANJO CHRISTINA NARVAIZ CYNTHIA NASH JONATHAN NATERA IMTIYAZ NATHANI CATHY
EL SCOTT NEER CRAIG NEHLSEN STANLEY NELSON JOEY NELSON DARWIN NELSON KENNETH NELSON DEBRA NELSON JEFFREY NELSON JAMES NELSON MICHAEL NESBITT JOHN NEW DANIEL NEW LESLIE NEWBORN JARRAD NEWELL FRANCIS NEW
ORAH NOE MICHAEL NOEL WINDELL NOEL PEDRO NOLASCO GABINO NOLASCO ROY NOLEN WOODARD NORMAN NOAH NORMAN CHRISTOPHER NORMAN DEBORAH NORRIS CHARLES NORTON CARL NORVELL CHARLOTTE NORWOOD MATTHEW NOW
ORI CHARLES O'HARA SHERRY O'HARA JOSE OJEDA OBIEFUNA OKOYE STEVE OLAGUES FRANCIS OLDHAM MICHAEL O'LEARY LUIS OLIVO JR EVERARDO OLIVERA FELICIANO OLIVERA SANTIAGO OLIVERA REYNALDO OLIVERA JAMES ONEILL PABLO ON
IO OSEGUERA EMMANUEL OSEI WENDELL O'SHIELDS ALISHA OTTO PATRICIA OUTLAW VENTURA OVALLE DARYL OVERBAY DONNY OVERCAST PAUL OVERMAN SHEILA OWEN HERSHEL OWEN STEPHEN OWENS JAMES OWENS STEPHEN OWENS LARRY OW
LACIOS NORMA PALMA YURI PALTSEV BENNY PARKER JEFFREY PARKER LEONARD PARKER PAUL PARKER KRISTIN PARLATO HAROLD PARMAN TIM PATE JOHN PATE ROBERT PATE DHIRU PATEL KIRIT PATEL JOSEPH PATRANELLA CHRISTINE PATTE
J ALFREDO PELAEZ JULIO PELICO ELIU PENA ARTURO PENA PABLO PENA GABRIEL PENA BALDINO PENA MARIA PENA IDALIA PENA DESIDERIO PENA JR JOSE PENADO O B PENDERGRAFT SHEILA PENDLETON GARY PENN MARVIN PENNEY ROY PENNIN
PEREZ RAMIRO PEREZ HERNANDEZ ROMEO PEREZ-XILOG MISSEY PERKINS BRENTT PERKINS DEBETRIO PERLA GARY PERRY CHRISTOPHER PERRY CAMILLE PERRY CONRAD PERRY LLOYD PERRY JOSEPH PERRY KURTIS PESCH TAMARA PETERS TERRY PE
AARON PHILLIPS DENFORD PHILLIPS TABATHA PHILLIPS MICHAEL PHILLIPS WILLIAM PHILLIPS ERIC PHILLIPS BRENDA PHILLIPS TAMMY PHILPOT JOSE PICHARDO TIM PIERCE JAMES PIERCE CHARLES PIERCE CHON PIERUCCIONI EVERETT PIETRAS KERRY
TIMOTHY PLOTNER BETTY POLAK WILLIAM POLIO JAMES POLLARD RAYMOND POLLARD GONZALEZ POMPELLO STEPHEN POOLE DEBORAH POPARAD CONNYE POPE ABUNDIO PORCAYO JOYCE POSEY CHRISTINA POUNDS DAVID POUNDS KAREN PO
E NORA PRICE GREG PRICE FRANKLIN PRICE BRADDRICK PRICE JAMES PRICE JULIE PRIDEMORE JOHN PROFFITT VICKIE PROKISCH RONNIE PROKISCH ROBERT PRUITT RICKY PRYOR KENNETH PUCKETT JOHNNY PUCKETT JR KEITH PUDNAH JUAN PU
Y RAGLAND JOHN RAINES JR DORINDA RAINEY RAYMOND RAINWATER CHARLES RAINWATER AMANDA RAMAGE JUAN RAMBLAS ROGER RAMBO ROSENDO RAMIREZ ALBERTO RAMIREZ ROGELIO RAMIREZ MARIA RAMIREZ EVERARDO RAMIREZ TEODORO RA
RAMOS DANIEL RAMOS GREGORY RAMOS MATTHEW RAMOS SHELDON RANDOLPH SEVERINO RANGEL LEE RANSBURG DAVID RAPE JOHN RAPOZO MARY RASCHKE GERARD RATEAU RANDALL RATLIFF ROCKY RAU SCOTT RAWLINGS KELLI RAY DAVI
JAMES REESE BRIAN REESE JAMES REESE AUSTREBERTO REGINO JOSE REGINO STANLEY REID MICHAEL REID GARRY REIGHARD M REIGHARD DAVID REINHART LARRY REIS LARRY REJCEK LARRY RENNEY JESSE RENTERIA JUAN RESENDIZ MICHAEL R
REYNOLDS LEONARD RHEAULT KEVIN RHINE CHARLES RHODES WILLIAM RHODES DAVID RHODES ANDREW RICE DARYL RICE SCOTT RICE DARYLL RICE ROSS RICHARDS ANGELA RICHARDS RONNIE RICHARDSON RICHARD RICHARDSON KRISTOPHER R
IOS JACK RITCHIE JR HUGO RIVAS RICARDO RIVAS HECTOR RIVERA LUIS RIVERA HELADIO RIVERA ISRAEL RIVERA SANTOS RIVERA JOSE RIVERA JOSE RIVERA CYNTHIA RIVERA ADAN RIVERA JULIO RIVERA HILADIO JR RIVERA JOSE RIVERA PAMELA RI
ROBERTSON COREY ROBERTSON JOHN ROBERTSON EDISON ROBERTSON ROBERT ROBERTSON SR BRADLEY ROBESON JAN ROBICHAUX JAMES ROBINSON TRAVIS ROBINSON BOBBY ROBINSON ALONZO ROBINSON JOHN ROBINSON DAVID ROBI
EFUGIO RODRIGUEZ VICENTE RODRIGUEZ JUAN RODRIGUEZ JOSE RODRIGUEZ JESUS RODRIGUEZ SANDRA RODRIGUEZ PEDRO RODRIGUEZ RENE RODRIGUEZ FILIMON RODRIGUEZ RODOLFO RODRIGUEZ JACINTO RODRIGUEZ DEYNI RODRIGUEZ JULIO RODR
ILING MICHAEL ROGERS MIKE ROGERS CECIL ROGERS JASON ROGERS MICHAEL ROGERS JAMES ROGERS EDWARD ROGOWSKI RAMIRO ROJAS JOSE ROJAS JUAN ROJAS-CABRERA THOMAS ROMACK JEREMY ROMACK MISAEL ROMAN SINFOROSO RO
THOMAS ROOD RANDALL ROOT BRIAN ROPER JARROD ROPER JASON ROPER RAMONA ROQUE ROBERTO ROSADO NAZARIO ROSALES NORBERTO ROSALES FRANK ROSALES JR FELIX ROSAS JOSEPH ROSAS JOHN ROSE BRIAN ROSE ROY ROSE JOHN
LINDA RUSSELL GARY RUSSELL EVERETT RUSSELL GARY RUSSELL WILLIAM RUSSELL JEFFREY RUTHERFORD BRENDA RUTLAND BOBBY RUTLEDGE LATONIA RUTLEDGE MARK RYAN JOHN RYDER MARK SABADO RONALD SABISCH JAVIER SAENZ GEORGE
LGADO MARLON SALGADO VICKI SALHUS SIMON SALINAS RAFAEL SALINAS HIGINIO SALINAS ACENCIO SALINAS DARYL SALM MARCIAL SALMERON JOSE SALMERON DAWN SALMONS CIRO SAMPERI GWENDOLYN SAMPLE VARO SAN CONSTANTINO SA
L JOE SANFORD ISAIAS SANTANA RAFAEL SANTANA JORGE SANTANA-TORRES MARITZA SANTIAGO LIZA SAPAUGH LOYLE SAPAUGH STEPHEN SAPP MELINDA SARANTHUS LORETTO SARAVIA CHRISTOPHER SARTE MICHAEL SATURDAY RAUNEL SAU
VID SCHECKLER RAYMOND SCHENK FRED SCHERFF PETER SCHERM CALVIN SCHEUERMANN SHARON SCHIPPERS ANDREW SCHMIDBAUER MICHAEL SCHMIDT PHILIP SCHMUR CHRISTINA SCHOELEN MELISSA SCHRAMM RONALD SCHROEDER VICKY SCHRO
SEAMANS BRIAN SEAVEY FELIPE SEBASTIAN KELLI SEBER CURTIS SEBER JIM SEBER MATTHEW SEBESTA RAYMOND SEBESTA JR GREGORY SECHRIST OCTAVIO SEDANO B ERNEST SEIDEMAN EMMETT SELLERS GREGORY SELPH GERALD SEMIEN SARONG
HOMAS SEWELL KEVIN SEXTON JOHNNY SEXTON MARY SHACKELFORD MICHAEL SHADORIX DEWAYNE SHALEEN ZACHARY SHAMP LOUISE SHARP KEVIN SHARP TERRY SHARP NELSON SHAW REX SHAW JERYL SHAW GARY SHEARS SCOTT SHED PATTY S
LAS SHULL JOSH SHULTZ W SHURTLEFF SCOTT SHUTTERS ALLA SHVARTS NADEZHDA SHVARTS WESLEY SIDES RICKY SILCOX MARTIN SILVA SHELBY SIMMONS JAMES SIMPSON KIMBERLY SIMS JERRIE SIMS DAVID SIMS BEAU SINCLAIR SHARON SIN
H MICHAEL SLOAN THOMAS SLOVACEK SAMUEL SLOVER JR WILLIAM SMEDLEY DAVID SMIDDY TEDDY SMIDDY BRIAN SMITH ROBERT SMITH DEIDRA SMITH JILL SMITH PHYLLIS SMITH PAT SMITH BONNIE SMITH EARLIE SMITH MARVIN SMITH STEVEN S
FRED SMITH RICKEY SMITH BILLY SMITH RODNEY SMITH CRAIG SMITH ADAM SMITH MILLARD SMITH III WILLIE SMITH JR DANIEL SMITH JR CONNIE SMITHSON JOSEPH SMOTHERS THOMAS SMOTHERS CHARLES SNODDERLY STEVEN SNODGRASS LARRY S
SE SONTAY ERASMO SORIA REGINO SORIA-ARENAS JOSE SORTO JOSE SORTO GAUDENCIO SOSA AURELIO SOSA LUIS SOTO JR JOSE SOTOMAYOR MARCUS SOUTHERN KEVIN SPANN RANDALL SPEARS THOMAS SPEETZEN JOHN SPENCE JAMES SPE
EEL JR WILLIAM STEELMAN SHIRLEY STEEN STEVEN STEFFEN DANIEL STEFFEN SANDRA STEGER ROGER STEIL EMIL STENSLAND TODD STEPHAN CALVIN STEPHENS DAVID STEPHENS JOHNNY STEPHENS JR DANIEL STERRETT PAULA STEVENS RAY STE
STOKES MATTHEW STONE TONEY STONE STEVEN STONE SAMUEL STONE DAVID STONEKING VINCENT STOREY TRACY STOUT GALINA STRAKH ALBERT STRANGFELD SPENCER STRATTON SHELLEY STRAUB ROBIN STRICKLAND FRED STRICKLER DWAYNE STR
N JOSE O SURA JOSE NOE SURA ANTHONY SURMAN JASPER JAY SURMIEDA MICHAEL SUSSMANN YUTHACHAI SUVUNRUNGSI TERRALYN SWAIN STEVEN SWANCEY BILL SWANEY SIDNEY SWANGER DAVID SWEARINGEN TAMMY SWEARINGEN CHADWICK S
JR BRENDA TAYLOR KIMBERLY TAYLOR RUSSELL TAYLOR ROGER TAYLOR DAVID TAYLOR LARRY TAYLOR JASON TAYLOR JAMES TAYLOR GREGORY TAYLOR DWIGHT TAYLOR LEROY TAYLOR JR ROBERT TAYS JOHNATHAN TEAGUE SHERRY TEASLEY JAMES
AS WILLIAM THOMAS DWIGHT THOMAS ROBERT THOMAS VALTON THOMAS DENNIS THOMAS LARRY THOMAS MARY THOMAS STEVEN THOMAS NANCY THOM-FLETCHER M DREW THOMPSON JAMES THOMPSON BRANDON THOMPSON MICHAEL THOM
ROY THOMSON PENNY THORN ANNA THORNTON L DALE THORNTON JR JIMMY THURMAN ROBERT TIBBS DOUGLAS TICHENSKY ARVLE TIDWELL MICHAEL TIGHE CHRISTIAN TIJERINA JOHN TILLMAN RELLA TILLMAN KEEWAN TIMM EILEEN TIDER WILEY
NE TOWNSEND CHIEU TRAN NI TRAN QUOC TRAN MARK TRAVLAND CHERISE TREDO ALFONSO TREJO JOSE TREJO JORGE TREVINO KATHY TREVINO TIBURCIO TRISTAN TERRY TRUDELL SAMUEL TRUJILLO JENNY TRUSCOTT PATRICK TUCKER HARRY TU
DONNY UHEREK MATT ULMER OSCAR UMANA MARTIN UMANZOR JEFFREY UNDERBERG BECKY UNGER PERCY UPSHAW FLORENTINO URIBE MICHAEL UTLEY TONI VACCARO CARLOS VAIL JESUS VALADEZ JOSE VALDES RAMON VALDEZ RICARDO VA
NG VANG JACK VANG WILLIAM VANG CHARLES VANHUSS JOHN VANLANDINGHAM MARK VANSAUN JOSE VARELA ERIK VARGAS NICHOLAS VARICHAK JOSHUA VARIN DANIEL VARNEY ATANASIO VASQUEZ JOAQUIN VASQUEZ RAUL VASQUEZ WAYNE VA
VELASQUEZ JOSE VELASQUEZ RICHARD VENTRICA JR DELFINO VENTURA JOSE VENTURA INMAR VENTURA JAMES VENUS JOSE VERA RUBEN VERDUGO TOMAS VERGARA TROY VEST LEONIDAS VICENTE OBISPO VICENTE ELEODORO VICENTE MARCO VI
L KHOUAVANH VILAYTHONG OUTHAY VILAYTHONG PERLA VILLAGRANA JULIAN VILLANUEVA MARTIN VILLANUEVA RAE MARIE VILLAR LIONZO VILLAREAL SR ADRIAN VILLARES ENRIQUE VILLARREAL REYNALDO VILLARREAL CARLOS VILLATORO EUSEBIO VILLA
LKER JOHNNY WALKER TERRY WALKER GEORGE WALKER GEORGE WALKER TINA WALKER TIMOTHY WALKER TIMOTHY WALKER KENNETH WALLACE RANDY WALLS TOMMY WALSHAK ADAM WALTERS JAMES WALTON BOOKER WALTON DAVID WARD LYNN
SKY SAMUEL WAXMAN TONIA WAY NORMA WEATHERSPOON STEPHEN WEAVER RONNY WEBB ROBERT WEBB CHRISTIAN WEBSTER JUAN WEIRA-GARCIA JACKSON WELCH ANNELIESE WELCH DANIEL WELCH WILLIAM WELCH KIMBALL WELLS DEBORAH W
WHEELER LUVERNA WHITE VICKIE WHITE WILLIAM WHITE JIMMY WHITE KENNETH WHITE DONNA WHITE JEANETTE WHITE BRIAN WHITE RAYMOND WHITEHEAD RON WHITELEY ANNIE WHITESIDE JANICE WHITETREE ROBB WHITINGER RANDALL WHIT
ILLIAMS FRANK WILLIAMS THOMAS WILLIAMS VINCENT WILLIAMS KENNETH WILLIAMS ROBIN WILLIAMS LARRY WILLIAMS LARRY WILLIAMS JONATHAN WILLIAMS MARCUS WILLIAMS MICHAEL WILLIAMS GEORGE WILLIAMS JERRY WILLIAMS KARL WILL
EL WILSON WILLIAM WILSON DARREN WILSON ROBERT WILSON FANNIE WILSON BOBBY WILSON DONALD WILSON JR BILLY WINGATE LOUIS WINKELMANN ANDREW WINKLE ARTHUR WINKLER DAVID WIRT TED WISHART KEITH WISHART ALISON WI
WARREN WOODS COREY WOODS KENNETH WOODS DENNIS WOOTEN FLOR WORDELL MILLARD WRATTEN CRISTA WRENN MICHAEL WRIGHT JIMMY WRIGHT COREY WRIGHT TINA WRIGHT ELIZABETH WRIGHT TINA WRIGHT CURTIS WRIGHT KENNETH W
JIAN YU ROBERT ZABCIK ANTONINO ZAMORA OSCAR ZAMORA DAVID ZAMORA AHAD ZANGBARI MELVIN ZAPALAC MARIO ZAPATA LUIS ZAPETA MARY ZEAGLER ANGEL ZELAYA ROBERTO ZELAYA WILLIAM ZIETZ DARALD ZINGER NANCY ZMIDARSIC JAMES ZUNT JON

NCI BUILDING SYSTEMS

Officers

A.R. Ginn
Chairman of the Board,
President and Chief Executive Officer

Kenneth W. Maddox
Executive Vice President, Administration

Robert J. Medlock
Executive Vice President
Chief Financial Officer and Treasurer

Kelly R. Ginn
President and COO, Metal Components

William M. Young
President and COO, Engineered Buildings

William A. Lawrence
Vice President and Controller

Todd R. Moore
Vice President and General Counsel

Donnie R. Humphries
Secretary

Directors

A.R. Ginn [1]
Chairman of the Board

William D. Breedlove [2,4]
Vice Chairman, Hoak Breedlove Wesneski & Co.

Norman C. Chambers [2,3]
President, Comfort Systems USA, Inc.

Gary L. Forbes [1,2,3]
Vice President, EQUUS II Incorporated

Max L. Lukens [3,4]
Chairman of the Board and Interim CEO,
Stewart & Stevenson Services, Inc.

George Martinez [3,4]
Chairman, Sterling Bancshares, Inc.

W. Bernard Pieper [2,4]
Private Investor

Johnie Schulte
Private Investor

Senior Executives

Jimmy D. Anderson
President, DBCI and Able Doors

Charles W. Dickinson
Executive Vice President, Sales
Metal Components

Mark W. Dobbins
Vice President, Manufacturing
Metal Components

Keith E. Fischer
President, Metallic Building Company

Richard F. Klein
President and COO, Metal Coaters

Kimball D. Wells
President, MESCO

1 Executive Committee
2 Compensation Committee
3 Audit Committee
4 Nominating and Corporate Governance Committee

Corporate Headquarters
NCI BUILDING SYSTEMS
10943 North Sam Houston Parkway West • Houston, Texas 77064 • 281-897-7788

Common Stock Transfer Agent & Registrar
COMPUTERSHARE INVESTOR SERVICES
2 North Lasalle Avenue • Chicago, Illinois 60602

Legal Counsel
GARDERE WYNNE SEWELL LLP

Auditors
ERNST & YOUNG LLP

FORM 10-K

The Company's Annual Report on Form 10-K for the year ended November 1, 2003, as filed with the Securities and Exchange Commission, is available without charge upon request to Robert J. Medlock at the address of the Corporate Headquarters. The Company's common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol *NCS*.

ANNUAL MEETING

The Annual Meeting of Shareholders of NCI Building Systems will be held at 10:00 a.m. on Friday, March 12, 2004, at the Johnie Schulte Conference Center in Houston, Texas. Shareholders of record as of January 15, 2004 will be entitled notice of and to vote at this time.

NCI BUILDING SYSTEMS
10943 North Sam Houston Parkway West • Houston, Texas 77064 • www.ncilp.com
Listed on the NYSE as NCS.