Form 10-K, Exhibit 13
period 2004-10-30
NCI BUILDING SYSTEMS INC
filed 2005-01-13
CIK 883902

Exhibit 13.1

BUILDING PERFORMANCE

2004 ANNUAL REPORT

NCI BUILDING SYSTEMS, INC.

CONTENTS 2 Letter to Our Shareholders 7 Company Review 28 Financial Overview 2000 2001 2002 2003 2004 Sales $ 1,018,324 $ 954,877 $ 953,442 $ 898,150 $ 1,084,863 Income before cumulative effect 44,407 1 16,535 1,2 31,314 1,3,4 22,800 44,890 3 of change in accounting principle Income before cumulative 2.43 1 0.91 1,2 1.68 1,3,4 1.20 2.24 3 effect of change in accounting principle per diluted share Working capital 56,913 49,461 80,157 66,585 127,237 Total assets 868,921 838,812 721,265 713,160 782,857 Long-term debt 417,254 367,500 297,300 248,750 216,700 (Including current portion) Shareholders’ equity 5 $ 305,280 $ 330,343 $ 303,459 $ 331,751 $ 401,177 Average common shares 18,286 18,265 18,692 18,969 19,996 (Assuming dilution) In thousands, except per share data (1) Includes goodwill amortization of $10.6 million and $11.2 million (net of tax effect), or $0.58 and $0.61 per diluted share. Goodwill is no longer amortized beginning in fiscal 2002 in accordance with the provisions of SFAS No. 142. Refer to Note 3 to the consolidated financial statements for additional information. (2) Includes restructuring charge of $2.8 million ($1.8 million after tax, or $0.09 per diluted share) in 2001. (3) Includes $1.2 million ($0.8 million after tax) and $9.9 million ($5.8 million after tax) in .scal 2002 and .scal 2004, respectively. (4) During .scal 2002, the Company recorded a transitional impairment loss as required per SFAS No. 142 which was disclosed as a cumulative effect of change in accounting principle in the amount of $65.1 million ($3.49 per diluted share). This resulted in a net loss of $33.8 million ($1.81 per diluted share). (5) Historically, the Company has not paid dividends. Selected Financial Data SEGMENT Metal Components Engineered Building Systems Metal Coil Coating PRODUCTS • Pre-formed metal roof and wall systems · Secondary structural members · Flashings and accessories · Roll-up and sectional doors and interior partition systems · Engineered custom-use buildings · Commercial and industrial buildings · Self-storage mini warehouses · Steel-framed homes · Insulated roof and wall panels · Cleans, treats and coats various .at rolled metal coil substrates · Slits and/or embosses coated coils CUSTOMERS • Small, medium and large contractors · Specialty roofers · Regional fabricators · Engineered building fabricators · End users · Builders · General contractors · Developers · End users
· Manufacturers of painted steel products · Steel mills INTER-COMPANY RELATIONSHIP • Produces metal components for the engineered building systems segment · Roll-up and sectional doors · Produces main frames, Long Bay ¨ Systems and light commercial systems for all brands and depots · Supplies painted light gauge coils for panels and flashings and heavy gauge coils for secondary structural products NCI at a Glance

• Meta Components • Engineered Building Systems • Metal Coil Coating • Door Manufacturing • NCI Metal Depots (Retall)

NCI Building Systems, Inc. is an integrated manufacturer and marketer of metal products and services for the building industry. Its operations are conducted in three business segments: metal components, engineered building systems and metal coil coating. The metal components segment designs, manufactures, sells and distributes a selection of components for a wide variety of new construction applications, as well as repair and retrofit uses. The engineered building systems segment designs, manufactures and markets engineered building systems, self-storage building systems and metal home framing systems. Both segments market products for commercial, industrial, agricultural, governmental, community and residential uses. The metal coil coating segment provides hot-roll and light-gauge metal coil painting and slitting services.

Fellow Shareholders and Friends:

We are pleased to report that, in a challenging period for the non-residential construction industry, NCI achieved strong, profitable growth for fiscal 2004.

This growth reflected the initial emergence of the non-residential construction industry from a multi-year downturn, as well as the rapid and substantial steel price increases that occurred during the fiscal year. In spite of the disruptions these price increases – and the associated supply scarcity – caused throughout our industry, we strengthened our position of industry leadership. During fiscal 2004, this was achieved by supporting and protecting our customers, by maintaining our pricing discipline and by producing four consecutive quarters of increased comparable-quarter revenue and earnings growth.

     The foundation for our fiscal 2004 results was our consistent implementation over several years of a long-term growth strategy that, recognizing the influence of the national economic cycle on industry demand, is based on a commitment to superior customer service, high quality products, innovative design, low-cost operating leadership and a conservative financial position. Through this strategy, we minimized the impact of the industry downturn, while positioning ourselves to produce stronger results as the economic cycle improves. As a result, we were well prepared to leverage better industry conditions in fiscal 2004. With substantially greater steel price and supply stability expected for fiscal 2005, we are confident of our growth prospects for the year. We are proud of this organization and the people who created this performance and pleased that it has contributed to the growth in our stock price and market capitalization to record levels.

STRONG PROFITABLE
GROWTH FOR FISCAL 2004

     The highlights of NCI’s performance for fiscal 2004 included the following:

•	Sales increased 21% for fiscal 2004 to a record $1,084.9 million from $898.2 million for fiscal 2003, which drove 97% growth in net income to $44.9 million from $22.8 million and 87% growth in earnings per diluted share to $2.24 from $1.20. These results included a charge for debt refinancing costs of $9.9 million ($5.8 million, or $0.29 per diluted share, after tax).

•	NCI’s operating income profit margin expanded to 8.9% for fiscal 2004 from 6.4% for fiscal 2003, while its net profit margin increased to 4.1% from 2.5%. All three of

The Company significantly
strengthened its financial
position during fiscal 2004
through continued debt
reduction and substantial
earnings growth.

NCI’s businesses contributed to this increased profitability. Our gains primarily resulted from greater economies of scale, as revenue growth leveraged our fixed operating expenses, and from continued expansion in productivity and operating efficiencies. Consistent with our determined efforts during the year to help each of our individual customers weather the severe steel price increases, we generally held our margins from product sales at levels approximating our margins before the price increases accelerated.

•	The Company significantly strengthened its financial position during fiscal 2004 through continued debt reduction and substantial earnings growth. As a result, we reduced our ratio of debt to total capitalization for the fifth consecutive year, to 35.1%, compared with 42.9% at the end of fiscal 2003.

     In addition, during the year, NCI initiated a series of financial transactions that significantly lowered its interest rates and increased its financial flexibility. These transactions included refinancing our existing bank debt with a new $325 million senior secured credit facility and then using this facility to redeem $125 million of 9.25% senior subordinated notes. Assuming consistent interest rates and loan balances, the restructuring of our debt would reduce annual interest payments by approximately $8 million. At the end of fiscal 2004, the Company had available borrowings under its credit facility of approximately $104 million.

     Subsequent to the end of fiscal 2004, we increased our cash availability through an offering of $180 million 2.125% convertible senior subordinated notes. In addition to paying the cash portion of the purchase price for Heritage Building Systems, Steelbuilding.com and the remaining 49% of our Monterrey, Mexico Manufacturing facility, which were consummated during the first quarter of fiscal 2005, we intend to use the net proceeds from the offering to finance future acquisitions. Any of the net proceeds not used to fund acquisitions in 12 to 18 months after the completion of the offering will be applied towards the repayment of our senior term loan.

•	During fiscal 2004, we made further progress in our multi-year initiative to build the highest quality professional management team in the industry. This progress included naming Norm Chambers President and Chief Operating Officer of NCI and electing Philip Hawk and John Sterling to our Board of Directors, which gives us seven independent directors on a nine-member board. In addition to supporting a strong ethical climate through improved corporate governance, our management initiatives during the fiscal year produced enhanced strategic and succession planning. We also implemented additional intensive development and training programs for the talented individuals in our middle management who will play key roles in our long-term growth.

FISCAL 2005 OUTLOOK FOR
CONTINUED GROWTH TO
RECORD NET INCOME
PER DILUTED SHARE

Based on our fiscal 2004 financial results and our expectations for stabilized steel pricing and improving industry and economic conditions, we have established guidance for net income per diluted share for fiscal 2005 in a range of $2.80 to $3.05. (We will update this guidance at least on a quarterly basis as our year unfolds.) Supporting this guidance, as well as our confidence in NCI’s ability to achieve long-term profitable growth, are several key considerations.

     First, NCI participates in an industry with strong growth dynamics in both the short and long terms. According to industry analysts, after the three-year industry downturn, non-residential construction spending is expected to increase annually to $203 billion for 2008 from $154 billion for 2003. More generally, the non-residential construction industry’s past and expected future growth reflects the long-term growth prospects of the national economy, which, while subject to cycles, has produced a long-term record of growth for more than 60 years. In addition, because of the increasing versatility of metal components and engineered building systems, and their competitive pricing, we are confident of our industry segment’s prospects for gaining additional market share within the non-residential construction market.

     Second, NCI is well positioned to leverage continued economic recovery into further profitable growth. We are the clear market leader in our Components business, with the

NCI 2004 Board of Directors (L-R): WILLAM BREEDLOVE, MAX LUKENS, PHILIP J. HAWK, A.R. GINN, Chairman & CEO, W.B. PIEPER, NORMAN CHAMBERS, President & COO, GARY FORBES, GEORGE MARTINEZ and JOHN K. STERLING.

largest product line and the broadest distribution network. We also hold strong market share positions in both our Engineered Building business and Coating business. In addition to the impact of our economies of scale in highly fragmented markets, vertically integrated business model, buying power and commitment to cost control, we have strengthened our position as the low-cost producer through steadily improving productivity and operating efficiency. We have built a veteran management organization with experience gained through a number of economic cycles, and we enjoy a strong financial position.

     Finally, NCI has also consistently demonstrated its ability to build market share through both organic growth and accretive acquisitions, throughout the economic cycle. We attribute our organic growth primarily to the strength of our customer service, the breadth and quality of our product line, and our constant efforts to expand the market through investments in innovative new products and state-of-the-art manufacturing processes. Similarly, NCI has an extensive record of enhancing the Company’s ability to serve the customer through accretive acquisitions that broaden the product line, increase the customer base and expand geographic reach. Although our earnings guidance for 2005 does not include the impact of any future acquisitions, we are confident we have the experience and financial strength to pursue appropriate acquisition opportunities in our fragmented, consolidating markets.

     In summary, and as the cover of this annual report suggests, our results for fiscal 2004 and our outlook for fiscal 2005 are about building performance. Like most great performances, NCI’s is the reflection of consistent effort and steadfast dedication through years of incremental improvement. While the environment in which we perform will continue to evolve, we are confident the effort and dedication will remain consistent.

     Before closing, we wish to thank the people of NCI, who are responsible for our successful performance in fiscal 2004 and our prospects for fiscal 2005. We extend this thanks as well to our customers and suppliers and for their support under trying circumstances during the last year. Last, we express our sincere appreciation to you, our fellow shareholders, for your past and future support.

A.R. Ginn	Norman C. Chambers
Chairman of the Board	President & Chief Operating
and Chief Executive Officer	Officer

Building Performance exemplifies the way in which we run our fine company, as well as the enduring value we create for our employees, customers and shareholders. We are more than just a leading business in the non-residential construction industry. We are builders in the strongest sense—constructing beneficial new relationships, developing innovative products and services, and defining sound new strategies for growth. Our foremost goal is to ensure that we are building performance now, and for many years to come. Join us as we review our accomplishments over the past year, and embark upon our journey to a promising future.

leadership
and
results

At NCI Building Systems, we are taking bold new steps to ensure a future of lasting prosperity. As a leader of the metal construction industry, we continue to perpetuate our legacy of excellence through such characteristics as innovation, accountability and foresight.

     In 2004, intelligent leadership and powerful strategies for growth yielded optimal results for our company. Operational enhancements were implemented throughout all of our business segments to promote speed, accuracy and efficiency in the production and delivery of products. The effective management of sales, finances and acquisitions enabled us to elevate our financial strength, increase revenues and positively impact shareholder value.

     Finally, 2004 marked the beginning of a significant cultural shift at NCI. Employees, managers and leaders were engaged in a companywide initiative to transform the focus of our corporation from a manufacturing-pulled organization into a customer-centric one. While enacting a campaign of change throughout an enterprise as large and diverse as NCI has been no easy undertaking, the results to date have been significant. Within one year we have broadened our capabilities, heightened the acuteness of our operations and made considerable improvements in customer service.

     Looking ahead, we are confident that the many enhancements underway at NCI will empower us to go farther and accomplish even more than we have in years past. Please join us as we review our achievements of 2004, and explore the strategies guiding our successes yet to come.

In 2004, intelligent leadership and powerful strategies for growth yielded optimal results for our company.

the people
of nci

EMPLOYEES

Approximately 3,800 dedicated people serve as the fabric that makes up the diverse, effective and powerful organization NCI has grown to be. We recognize that state-of-the-art buildings, equipment and products are inconsequential without well-trained, professional and caring employees driving our business.

     Underpinning our focus on hiring, training and retaining employees of the highest caliber is a firm commitment to providing a culture of opportunity and professional development. We offer a broad spectrum of training programs for employees to improve their knowledge and skills in the areas of professional ethics, sales, marketing, equipment operation, new technologies, customer satisfaction and safety.

     NCI employees are encouraged to take ownership of their careers through a unique system of responsibility and rewards by which individuals are evaluated on how well individual job expectations are met. At the close of the year, each employee is eligible to receive a bonus based on the overall performance of the company, rather than by specific divisions or departments. Not only does this program encourage our people to work more effectively, but it also promotes an environment of cooperation and teamwork in meeting the overarching goals of NCI.

MANAGERS

At the forefront of our business are highly disciplined managers, wholly devoted to directing NCI personnel, programs and processes to achieve optimal results.

     In 2004, NCI began an extensive upgrade of its

Performance Management Program with the articulation and implementation of succession planning. After conducting an extensive assessment of managerial competencies spanning all departments and divisions, we formalized a strategic process for identifying and cultivating candidates for future leadership.

     Our new succession plan provides that each manager is given clear direction for professional development, as well as a designated mentor to guide and monitor career progress.

EXECUTIVE LEADERSHIP

Our leadership team is comprised of executive officers and board members representing a broad array of professions and talents. All of our leaders are accustomed to blending their capabilities to achieve ambitious goals in asset performance.

     In April, 2004, we were pleased to welcome Norman C. Chambers, an active NCI board member and respected business professional, to the position of President and Chief Operating Officer of NCI. Our Board of Directors expanded when we welcomed Philip J. Hawk and John K. Sterling to our governing body, giving us a total of nine board members, seven of which serve as independent directors.

     We expect these leadership changes to further enhance the maturity and ingenuity of our management activities, providing us additional advantages as we continue to grow the breadth and scope of our organization.

Approximately 3,800 dedicated people serve as the fabric that makes up the diverse, effective and powerful organization NCI has grown to be.

focus on
customer
relationships

SERVING OUR CUSTOMERS

Good customer relationships have always been a hallmark of our business. Our reputation as a leading organization stems from end-user perceptions of NCI as a reliable, resourceful and capable partner. Because we hold our relationships with customers in the highest regard, we consistently strive to produce results that effectively enhance their performance. Our support shows up in the form of comprehensive product offerings, training and certification courses, and marketing programs, all of which are complemented by our outstanding service in the way of project management and technical proficiencies.

IMPROVING PROCESSES

In April 2004, NCI launched an important customer-service initiative through its engineered buildings systems group called the Continuous Improvement Process. Employees representing multiple departments united in week-long rallies with the goal of refining and improving order-fulfillment processes. Working together, employees were able to eliminate unnecessary steps in workflow practices to reduce lead times, decrease the occurrence of common errors and ultimately create a faster, more effective way to serve customers. The rallies for Continuous Improvement Process have been so successful that we intend to introduce the process throughout all NCI business segments over the next few years.

DELIVERING PRODUCTS

Ensuring the timely delivery of products to customers is a top priority. NCI was faced with many challenges in 2004, including a worldwide steel supply shortage that inflated material prices, high fuel costs and a volatile trucking industry. However, as a company we were able to overcome conflicts to effectively serve our customers. We succeeded in our efforts by leveraging supplier relationships and optimizing our synergies in purchasing, transportation and shipping.

•	Purchasing: The effective management of resources and strong supplier relationships enabled us to mitigate steel supply shortages and ultimately acquire the materials necessary to meet end-user demand. As we continuously adjust our operations in accordance with industry changes, we are exploring alternate sources for the procurement of materials. Much emphasis has been placed on helping our customers succeed by ensuring the availability of a stable product supply.

•	Transportation: When the volatility of the trucking industry was compounded by a nationwide reduction of fleets and new DOT regulations, NCI took an aggressive approach in streamlining contract negotiations to recruit additional carriers. We also used existing technology to improve efficiency in tracking and scheduling, resulting in timelier product delivery.

•	Shipping: NCI continued to expand its primary shipping locations in 2004 to more effectively serve large geographic areas with building frames and components. We are now able to better service our building group customers directly from newly established facilities located in Lexington, Tennessee and Hernando, Mississippi.

CUSTOMER SERVICE

Throughout the year, NCI was engaged in the complete restructuring of its customer service department. New software applications were developed and implemented to create an effective system of data capture, order tracking and customer feedback. We will continue to improve upon these systems throughout 2005 so that we may steadily enhance our performance for responding to customer needs in a timely and efficient manner.

Good customer relationships have always been a hallmark of our business. Our reputation as a leading organization stems from end-user perceptions of NCI as a reliable, resourceful and capable partner.

design &
engineering

PRODUCT DEVELOPMENT

NCI is fully engaged in the creation and improvement of innovative products designed to support the needs of our customers. Our Product Development Committee includes engineers, research and certification specialists and other industry professionals possessing expertise in a broad range of disciplines. The committee is currently working on such product performance enhancements as greater wind resistance for Standing Seam Roof Systems and panel wind uplift augmentation. Product innovations that have come as a result of our Research and Development initiatives include our patented Long Bay® System and our proprietary Light Commercial building solution.

Our Product Development Department is continually testing and refining products. We recently introduced the S-5 Wind Clamp for two of our roof systems. Created for use at the eave and ridge zones in high wind pressure conditions, it can significantly reduce the amount of labor in most instances while meeting the uplift requirements. Another new product is a four-inch wide sliding clip that allows for an extremely long roof run from the eave to the ridge on very wide buildings. The clip eliminates the need for an expensive, labor-intensive step-up in the roof design.

TESTING

NCI is strongly committed to going above and beyond traditional expectations for product performance. It is for this reason that we consistently exceed industry standards for product testing. Many NCI products are frequently tested and certified within our own established testing facilities on equipment approved by Underwriters Laboratories (UL). Our facility is expertly equipped with an authorized replica of the American Society for Testing and Materials (ASTM) test chamber and a working model of the Factory Mutual (FM) test chamber. Because NCI serves a diversity of markets representing a multitude of code mandates, we also partner with a number of experienced and accredited third-party laboratories to ensure compliance.

ENHANCING EFFICIENCY

As part of the NCI Continuous Improvement Process, certain segments of engineering and drafting have been reorganized to enhance speed and efficiency. Changes made to workflow processes effectively hastened the fulfillment of low-complexity projects, and similar enhancements will soon be applied to higher-complexity ones. In addition, alterations to the order-review process have improved accuracy in meeting customer-dictated specifications, while modifications to detailing software enhanced our end-wall and frame detailing applications.

NCI is strongly committed to going above and beyond traditional expectations for product performance. It is for this reason that we consistently exceed industry standards for product testing.

manufacturing
excellence

OUR FACILITIES

Proficiencies in the manufacturing sector consistently distinguish NCI from its competitors. Our 37 plants strategically located across the U.S. and in Mexico give us uncommon geographic reach, enabling the fast and cost-effective delivery of products to customers. State-of-the-art technologies allow for the smooth, seamless fabrication of a diverse line of high-quality metal components and custom engineered building systems.

NEW LOCATIONS

We continued to expand our geographic reach in 2004 with the opening of an additional facility in Hernando, Mississippi. Specializing in the fabrication of light end wall frames and framed openings, the new location receives components and systems from alternate NCI plants to effectively ship complete buildings directly to customer job sites.

   The Hernando facility serves as a staging area that complements the manufacturing operations of our Lexington, Tennessee plant. Established in 2003, this plant boasts exceptional production systems for the automated development of quality products, with top-notch operational efficiencies that continue to exceed our expectations for manufacturing excellence.

QUALITY ASSURANCE & CERTIFICATION

NCI provides superior quality for the forming and fabrication of its products. In 2004, all facilities complied with our governing certification programs. Collectively, our manufacturing locations continue to receive higher scores each year. Ongoing Quality Assurance programs ensure the integrity of our manufacturing practices which serve to provide our customers with the highest standard of products available.

SAFETY

Nothing is more important than the safety and well-being of our valued employees. Every year, NCI continues to shape its “zero tolerance” safety culture through specialized safety training programs, with an emphasis on behavior-based safety processes.

     Our employees achieved another excellent safety record for 2004, a feat that has resulted in a 13 percent reduction in total lost workdays and a 19 percent reduction in total Severity Rate compared to fiscal year 2003. In addition, 25 of 37 manufacturing facilities have surpassed at least one year with no lost-time injuries. Five of these facilities have operated for more than five years without a lost-time injury, and two facilities have operated for more than 10 years with no lost-time injuries.

     NCI has remained an industry leader in safety performance based upon Frequency and Severity Rates, as well as the Lost-Workday Index (LWDI). Perhaps even more significant is the implication that our employees’ constant attention to safety issues is a true testament of their concern for one another.

ONGOING IMPROVEMENTS

We believe that our manufacturing success is contingent on the ongoing improvement of our operations. In order to gain a better understanding of customer needs, our components group has initiated a program that sends plant managers, superintendents and foremen to meet customers and discuss how service can be improved. These face-to-face discussions provide valuable customer feedback while building lasting business relationships.

     To help our plant managers run facilities more efficiently, we have streamlined reporting procedures to speed up the generation of monthly reports that measure and monitor production, tons of steel, man-hours, quality and safety. As a result, overall operational costs have been reduced from the time the plant receives an order to the time it is shipped.

Our 37 plants strategically located across the U.S. and Mexico give us uncommon geographic reach, enabling the fast and cost-effective delivery of products to customers.

Custom Designed Buildings to Fit Your Every Need.
Mid-West is Your Resource For A Comprehensive Spectrum of Steel Building Structures.
MID-WEST STEEL BUILDING COMPANY
Over 30 Years of Experience
Simply A Stronger Finish.
IPS
begin with the company that makes anything possible.
Able Door Manufacturing
26 Companies. 4,000 Employees. Endless Opportunities.
nci BUILDING SYSTEMS
SPECIAL SERVICES GROUP
A&S BUILDING SYSTEMS
Residential & Commercial
Concealed Fastener & Thru-Fastener Roofing Panels
A Complete Line of Matching Trim and Accessories
ABC AMERICAN BUILDING COMPONENTS
Your vision. Our support.
THE METALLIC BUILDER
METALLIC
SURVIVING AND THRIVING
METALLIC
ALESCO+nci
30-Year Limited Warranty
METAL DEPOTS
BRING IN THIS AD FOR 10% OFF OUR 24X24X7 CLASSIC GARAGE

             sales & marketing

CUSTOMER-FOCUSED SELLING

Across all sales channels, NCI is committed to serving its customers with honesty and integrity. A recent example of our “High Road” approach to customer communications occurred when we realized that the markets for our ABC division were becoming a commodity.

     We decided to take the “High Road,” immediately revamping the ABC warranties so they would be easily understood when compared to competitors. In addition, we initiated a sales strategy targeting customers who were buying non-warranted material so that they would purchase prime material with a true warranty. Our sales and marketing personnel did an outstanding job of telling the real story in our original Know What You Are Buying campaign.

CUSTOMER LOYALTY & COMMUNICATION

At NCI, we have always placed a strong emphasis on building customer loyalty. 2004 proved that honesty and openness in customer relations is always the best policy. Our customers endured unprecedented challenges in the face of a worldwide steel shortage. This placed immense hardship on customers in regards to meeting deadlines and pricing barriers.

     NCI reinforced our standing with these constituents through constant communication regarding pricing increases, scheduling and material availability. We did everything within our power to provide the best, most accurate and timely information available to aid our customers in their performance. Ultimately this approach was successful for all the parties involved, as evidenced by the feedback we received. A strong focus on communications is the cornerstone of customer relations and one of NCI’s greatest strengths. This approach continues to serve us well through turbulent and stable times.

SALES TRAINING

Sales training designed to challenge and build the capabilities of our sales personnel is an important key to our growth. In addition to an ongoing supervisory training program, we facilitate training courses and schedule seminars to enhance the performance of our sales force. Most recently, we offered a Business Based Development seminar to educate our inside sales personnel on such important tasks as how to reach key decision makers, which questions to ask, and how to effectively qualify a prospect.

MARKETING INITIATIVES

NCI makes significant investments in marketing programs designed to drive new business, as well as to equip our loyal customers with useful tools for the resale of certain divisional products and services. National print media, tradeshows and a comprehensive array of marketing literature are the primary communication vehicles used by our business segments. Special events and authorized customer incentive programs play an important role in building customer loyalty and encouraging repeat sales.

     In 2004, we were pleased to redesign and launch an all-new web site for NCI Building Systems. Residing at www.ncilp.com, the new site offers a complete overview of our business segments and divisions while providing up-to-date news and stock information to site users.

VALUE-ADDED SERVICES

At NCI, we offer superior solutions to ensure quality in the application and long-term usability of our products. Our commitment to exceptional product performance is demonstrated in the value-added services we provide to customers.

     Two ongoing programs that have become increasingly popular with architects and owners are the Certified Erection Program and our Single Source Warranty Program. Nearly 400 contractors were certified in the proper installation of specific roofing systems through NCI supported programs. Recognized for yielding particularly accurate and effective construction results, we are finding that architects are now more frequently specifying both of these programs in their design criteria.

     Our company recently formed the NCI Special Services Group to provide customers with single-source access to a comprehensive array of non-residential construction services. The group is intimately familiar with products spanning all NCI groups and capable of providing end-to-end project management services for large and complex structures. Since its inception, Special Services has significantly increased sales for the engineered building systems segment and has been imperative in helping corporate clients meet and exceed their objectives for product performance.

National print media, trade shows and a comprehensive array of marketing literature are the primary communication vehicles used by our business segments.

information
& engineering
technologies

NCI recognizes the importance of embracing new technologies to enhance internal and external business practices. In 2004, we employed new software systems and developed new programs to increase the efficiency of our operations and to support many of our new customer-improvement initiatives.

IT REORGANIZATION

Our Information Technology department was consolidated and realigned to optimize its capabilities for serving NCI offices and manufacturing facilities across the United States and Mexico.

CUSTOMER PROJECT TRACKING

In our efforts to enhance customer communication, we developed and integrated real-time project tracking systems into multiple buildings division web sites. The system enables customers to check the status of their projects at anytime from any Internet connection.

EMPLOYEE HELPDESK

An efficient system of submission, tracking and fulfillment was established for employees to address needs for personal desktop issues and project-oriented IT requests.

SOFTWARE DEVELOPMENT DEPARTMENT

A new software development team was formed and charged with developing an integrated software solution designed to function throughout all company divisions. The system under development is expected to benefit both employees and customers by more effectively processing an order from its inception at sales through delivery.

INVENTORY MANAGEMENT SYSTEMS

New inventory tracking tools were implemented to improve the accuracy, flexibility and speed of functions encompassing scheduling, material procurement, and vendor management.

NCI recognizes the importance of embracing new technologies to enhance internal and external business practices.

business segments

NCI is always working to enhance and expand the three business segments under which all our brands are grouped: metal components, engineered building systems and metal coil coating. Our three segments are comprised of multiple subsidiaries from which all NCI products and services are marketed under well-recognized brand names. Collectively, our business segments offer one of the largest and most diverse metal product lines in the industry.

HISTORIC GROWTH

Acquisition has been an intricate and contributory strategy in the development of NCI. Our core business is manufacturing, so the focus of many previous acquisitions has been on the increase of production capacity and efficiency. However, in our drive to better equip customers with a comprehensive array of services, we have also pursued accretive acquisitions that provide additional market opportunities, technologically advanced products, and turnkey building solutions. Such strategic additions to the NCI family have created new revenue streams and added beneficial vendor and customer relationships into the mix. Most importantly, our acquisitions have resulted in the integration of new ideas, personnel and strategies into our corporate body.

NEW ACQUISITIONS

Sustainable growth is not only a principal aspect of our history, it is also a compelling goal for our future. In 2004, we effectively realized strategic growth initiatives by entering into an agreement to purchase two leading businesses in the rural market segment: Heritage Building Systems and Steelbuilding.com.

     The addition of these two companies to our asset portfolio will enable NCI to penetrate promising new markets, infusing growth and maximizing our earnings potential. Together, these businesses have generated approximate revenues of $80 million for the 2004 calendar year. After eliminating inter-company transactions, these businesses are expected to contribute $40 million in additional revenues to the Company in 2005. Unlike many of our historic purchases, these acquisitions are not intended to enhance the breadth of our manufacturing operations. Instead, our intention is to add marketing reach and powerful Internet technologies to our primary service offerings.

•	Heritage Building Systems: A solid 25-year history coupled with innovative marketing practices has made Heritage a particularly attractive purchase for NCI. The company’s established presence as an engineered buildings provider for the evolving agricultural segment will account for considerable gains in market share. In addition, the company’s specialized marketing approach will enable us to reach multiple niche markets more effectively.

•	Steelbuilding.com: Steelbuilding.com is today the largest Internet-based marketer of metal building systems, offering superior technologies for the ordering and purchasing of such systems online. The acquisition is intended to drive our e-commerce initiatives, jump-starting NCI in to the leading online provider of metal building systems and components. We will also benefit from the company’s established channels within the agricultural and small buildings markets – a key benefit to NCI in its pursuit to earn more niche market share. Most importantly, NCI now owns the sophisticated technology to open up new mediums for the sale of multiple product lines over the Internet.

In addition, we purchased the remaining 49% of our Monterrey, Mexico Manufacturing facility giving us greater control and efficiency. The Mexico facility produces frames and Long Bay® Systems for shipping to customers and builders throughout the U.S. Our Mexico facility is renowned for the state-of-the-art manufacturing equipment which enhances our quality and workmanship. Highly efficient singlelift transfer of materials for onward shipment is performed at our Laredo, TX transportation facility.

2004 Highlights
Creation and successful promotion of new collaborative systems warranty partnership between Dow and MBCI
Increased retail sales through Metal Depots outlets
Successful development and launch of two new standing seam clip products
A metal roof works well with the environmental terrain for added aesthetics.

Overview

This segment provides metal component products and services encompassing pre-formed metal roof and wall systems, secondary structural members, flashings and accessories, roll-up and sectional doors and interior partition systems.

Customers

The segment serves small, medium and large contractors, specialty roofers, regional fabricators, regional engineered building fabricators and end users.

2004 Highlights
Successful introduction and implementation
of Continuous Improvement Process to refine and improve customer-service initiatives
Effective launch of award-winning print
marketing campaign
for Metallic brand
Increased corporate accounts sales through
new Special Services Group
This exposed metal frame adds new dimensions to this building.

Overview

The engineered buildings segment designs, manufactures and delivers a wide range of custom metal buildings encompassing commercial and industrial warehouses, offices, manufacturing and distribution facilities, churches, schools, hangars, auto dealerships, recreational arenas, agricultural structures, mini-storage buildings and steel-frame homes.

Customers

Key customers of this segment include builders, general contractors, developers and end users.

metal coil coating 2004 Highlights
Implementation of new technology to centralize the procurement and scheduling of coil coating
Integrated into centralized purchasing system to enhance communication between divisions and increase effectiveness of order reporting
Painted hot roll coils ready for shipment.

Overview

The metal coil coating segment provides products and services including the cleaning, treatment and painting of various flat-rolled metal coil substrates, and the slitting/embossing of painted coils.

Customers

The segment serves manufacturers of painted steel products, steel mills, as well as NCI metal components and engineered buildings segments.

corporate
integrity

CORPORATE VALUES

NCI is a business that builds up its infrastructure by cultivating mutually beneficial relationships with our people, customers and shareholders. We do this by consistently providing structures, components and materials of the utmost quality, durability and longevity. Efficient construction, fast erection and superior functionality are the byproducts of our key belief—do it right the first time, every time. We are devoted to helping our customers succeed and are proud of the values exemplified by our employees in all of our endeavors.

CORPORATE GOVERNANCE

As a publicly traded company, NCI is subject to governmental regulations and mandates that serve to reinforce our corporate values. We choose to view these not as a burden, but rather as guidelines for good business practices and procedures. Simply put, our Corporate Governance gives us one more measure of how well we are performing to our own high expectations. We have committed to timely meeting all of the Sarbanes-Oxley and SEC requirements. While this is a daunting task, the ultimate reward for the completion is not just legal compliance, but also an exemplification of our integrity.

OUR COMMITMENTS

NCI is dedicated to serving its employees, customers and shareholders with integrity, vision and mutual respect. We recognize the contributions of each one of these groups as being of paramount importance to our past, present and future successes. It is for these reasons that we conduct ourselves and our business according to a distinctive set of promises:

OUR PROMISE TO EMPLOYEES

We promise to provide you with a respectful, ethical and positive work environment. We will encourage a culture of fairness and strive to foster open communication between you, your peers and your superiors. We will recognize your accomplishments and reward your hard work with opportunities for personal and professional growth.

OUR PROMISE TO CUSTOMERS

We promise to deliver products of the highest quality and to provide you with a level of service that meets or exceeds the most demanding expectations. We will practice business ethically and honestly, and work with you to enhance your results and ensure your needs are met in a responsive manner. We will appreciate the trust and enduring relationship you have given us and will acknowledge your contributions with gratitude and loyalty.

OUR PROMISE TO SHAREHOLDERS

We promise to abide by all applicable laws as dictated by the governing entities of the United States of America. We will engage in ethical business practices and adhere to the policies and procedures in accordance with our official corporate governance documents. We will employ and empower strong, capable leaders to direct the operations of our company and to articulate and forward our goals and vision. We will constantly strive to improve our processes and to grow the size, scope and financial success of your company.

Financial Performance
2004 Annual Report Selected Financial Data 2000 2001 2002 2003 2004 Sales $1,018,324 $954,877 $953,442 $898,150 $1,084,863 Income before cumulative effect 44,407 1 16,535 1,2 31,314 1,3,4 22,800 44,890 3 of change in accounting principle Income before cumulative 2.43 1 0.91 1,2 1.68 1,3,4 1.20 2.24 3 effect of change in accounting principle per diluted share Working capital 56,913 49,461 80,157 66,585 127,237 Total assets 868,921 838,812 721,265 713,160 782,857 Long-term debt 417,254 367,500 297,300 248,750 216,700 (Including current portion)
Shareholders’ equity 5 $ 305,280 $330,343 $303,459 $331,751 $ 401,177 Average common shares 18,286 18,265 18,692 18,969 19,996
(Assuming dilution)
(1) Includes goodwill amortization of $10.6 million and $11.2 million (net of tax effect), or $0.58 and $0.61 per diluted share. Goodwill is no longer amortized beginning in fiscal 2002 in accordance with the provisions of SFAS No. 142. Refer to Note 3 to the consolidated financial statements for additional information. (2) Includes restructuring charge of $2.8 million ($1.8 million after tax, or $0.09 per diluted share) in 2001. (3) Includes $1.2 million ($0.8 million after tax) and $9.9 million ($5.8 million after tax) in fiscal 2002 and fiscal 2004, respectively. (4) During fiscal 2002, the Company recorded a transitional impairment loss as required per SFAS No. 142 which was disclosed as a cumulative effect of change in accounting principle in the amount of $65.1 million ($3.49 per diluted share). This resulted in a net loss of $33.8 million ($1.81 per diluted share). (5) Historically, the Company has not paid dividends.

Consolidated Statements
of Operations

NCI BUILDING SYSTEMS, INC.
In thousands, except per share data

		Fiscal year ended
	November 2, 2002	November 1, 2003	October 30, 2004
Sales	$953,442	$898,150	$1,084,863
Cost of sales	740,577	700,631	822,722

Gross profit	212,865	197,519	262,141
Selling, general and administrative expenses	140,641	140,356	165,165

Income from operations	72,224	57,163	96,976
Interest expense	(21,591)	(19,777)	(15,126)
Loss on debt extinguishment	(1,243)	—	(9,879)
Other income net	1 459	172	2,686

Income before income taxes and cumulative effect of change in accounting principle	50,849	37,558	74,657
Provision for income taxes	19,535	14,758	29,767

Income before cumulative effect of change in accounting principle	31,314	22,800	44,890
Cumulative effect of change in accounting principle, net of tax	(65,087)	—	—

Net income (loss)	$(33,773)	$22,800	$44,890

INCOME (LOSS) PER SHARE
Basic:
Income before cumulative effect of change in accounting principle	$1.70	$1.21	$2.28
Cumulative effect of change in accounting principle, net of tax	(3.52)	—	—

Net income (loss)	$(1.82)	$1.21	$2.28

Diluted:
Income before cumulative effect of change in accounting principle	$1.68	$1.20	$2.24
Cumulative effect of change in accounting principle, net of tax	(3.49)	—	—

Net income (loss)	$(1.81)	$1.20	$2.24

See accompanying notes to the consolidated financial statements.

Consolidated
Balance Sheets

NCI BUILDING SYSTEMS, INC.
In thousands, except share data

	November 1, 2003	October 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$14,204	$8,222

Accounts receivable, net	96,620	108,869

Inventories	59,334	138,363

Deferred income taxes	8,904	12,873

Prepaid expenses	6,243	6,491

Total current assets	185,305	274,818

Property, plant and equipment, net	201,826	185,687

Excess of cost over fair value of acquired net assets	318,247	318,247

Other assets	7,782	4,105

Total assets	$713,160	$782,857

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$6,250	$2,000

Accounts payable	55,106	57,569

Accrued compensation and benefits	19,529	41,007

Accrued interest	6,406	980

Other accrued expenses	31,429	46,025

Total current liabilities	118,720	147,581

Long-term debt, noncurrent portion	242,500	214,700

Deferred income taxes	20,189	19,399

SHAREHOLDERS’ EQUITY
Preferred stock, $1 par value, 1.0 million shares authorized, none outstanding	—	—

Common stock, $.01 par value, 50.0 million shares authorized; 19.0 million shares and 20.3 million shares issued in 2003 and 2004, respectively	190	204

Additional paid-in capital	103,076	134,210
Retained earnings	228,488	273,378
Unearned portion of restricted stock compensation	—	(6,612)

Treasury stock; (0.0002 million shares in 2003 and 2004), at cost	(3)	(3)

Total shareholders’ equity	331,751	401,177

Total liabilities and shareholders’ equity	$713,160	$782,857

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

NCI BUILDING SYSTEMS, INC.
In thousands

		Fiscal year ended
	November 2, 2002	November 1, 2003	October 30, 2004
Cash flows from operating activities:
Net income (loss)	$(33,773)	$22,800	$44,890

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	65,087	—	—
Loss on debt extinguishment	1,243	—	9,879
Depreciation and amortization	22,883	23,007	22,974
(Gain) loss on sale of fixed assets	(782)	975	202
Provision for doubtful accounts	3,280	3,842	2,769
Deferred income tax benefit	(885)	(705)	(4,759)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts and other receivables	9,745	(5,506)	(15,018)
Inventories	4,019	10,065	(79,029)
Prepaid expenses	(576)	(114)	(248)
Accounts payable	(23,414)	6,094	2,463
Accrued expenses	10,885	8,810	39,607

Net cash provided by operating activities	57,712	69,268	23,730

Cash flows used in investing activities:
Proceeds from sale of fixed assets	5,788	1,634	1,458
Acquisitions	—	(4,310)	—
Changes in other noncurrent assets	1,524	2,257	1,858
Capital expenditures	(9,175)	(17,912)	(9,327)

Net cash used in investing activities	(1,863)	(18,331)	(6,011)

Cash flows used in financing activities:
Proceeds from stock options exercised	2,931	2,401	16,409
Net borrowings (payments) on revolving lines of credit	(75,450)	(42,300)	11,700
Borrowings on long-term debt	125,000	—	200,000
Payments on long-term debt	(119,750)	(6,250)	(243,750)
Payment of refinancing costs	—	—	(8,060)
Purchase of treasury stock	(175)	(114)	—

Net cash used in financing activities	(67,444)	(46,263)	(23,701)

Net increase (decrease) in cash and cash equivalents	(11,595)	4,674	(5,982)
Cash and cash equivalents at beginning of period	21,125	9,530	14,204

Cash and cash equivalents at end of period	$9,530	$14,204	$8,222

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

NCI BUILDING SYSTEMS, INC.
In thousands

				Unearned
		Additional		Restricted
	Common	Paid-in	Retained	Stock	Treasury	Shareholders’
	Stock	Capital	Earnings	Compensation	Stock	Equity
Balance, October 31, 2001	$186	$95,649	$239,461	$—	$(4,953)	$330,343
Treasury stock purchases	—	—	—	—	(175)	(175)
Treasury stock used for stock option exercises	—	(1,007)	—	—	3,938	2,931
Tax benefit from stock option exercises	—	825	—	—	—	825
Common stock issued for contribution to 401(k) plan	1	2,435	—	—	—	2,436
Treasury stock used for contribution to 401(k) plan	—	1	—	—	871	872
Net loss	—	—	(33,773)	—	—	(33,773)

Balance, November 2, 2002	187	97,903	205,688	—	(319)	303,459
Treasury stock purchases	—	—	—	—	(114)	(114)
Treasury stock used for stock option exercises	—	(79)	—	—	430	351
Tax benefit from stock option exercises	—	585	—	—	—	585
Common stock issued for contribution to 401(k) plan	1	2,619	—	—	—	2,620
Common stock issued for stock option exercises	2	2,048	—	—	—	2,050
Net income	—	—	22,800	—	—	22,800

Balance, November 1, 2003	190	103,076	228,488	—	(3)	331,751
Tax benefit from stock option exercises	—	3,126	—	—	—	3,126
Common stock issued for contribution to 401(k) plan	2	4,316	—	—	—	4,318
Common stock issued for stock option exercises	10	16,399	—		—	16,409
Issuance of restricted stock	2	7,293	—	(7,295)	—	—
Earned portion of restricted stock compensation	—	—	—	683	—	683
Net income	—	—	44,890	—	—	44,890

Balance, October 30, 2004	$204	$134,210	$273,378	$(6,612)	$(3)	$401,177

See accompanying notes to the consolidated financial statements.

Notes to Consolidated
Financial Statements

NCI BUILDING SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Reporting Entity

     These financial statements include the operations and activities of NCI Building Systems, Inc. and its subsidiaries (the “Company”) after the elimination of intercompany accounts and balances. The Company designs, manufactures and markets metal components and engineered building systems and provides metal coil coating services primarily for non-residential construction use. The Company follows an accounting calendar which incorporates a four-four-five week calendar each quarter with year end on the Saturday closest to October 31. The year end for fiscal 2004 is October 30, 2004.

     The Company historically accounted for its operations as two reportable segments: metal components and engineered building systems. Prior to fiscal 2003, operating results of the metal coil coating operations were included in the metal components segment. Effective as of the fourth quarter of fiscal 2003, the Company began reporting metal coil coating as a separate segment. Prior periods have been reclassified to conform to the current presentation.

(b) Revenue Recognition

     The Company recognizes revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. Provisions are made upon the sale for estimated product returns and warranty liabilities. Costs associated with shipping and handling of products are included in cost of sales.

     Prior to the third quarter of fiscal 2004, a portion of the revenue for the metal coil coating segment was recognized upon completion of the painting process for consigned coils owned by the customer, which in most cases were steel mills. This accounting treatment met the criteria to be recognized as revenue in accordance with SEC Staff Accounting Bulletin No. 101. In 2004, many steel mills which traditionally had consigned steel coils to the Company in this manner, abandoned that procedure, resulting in the Company purchasing and recognizing steel coils as inventory upon the arrival of such raw materials at the Company’s coil coating plants. As a result, during the third quarter of fiscal 2004, the Company changed its policy to recognize revenue upon shipment of the coils from the coil coating facilities to third parties. The impact of the accounting change during the third quarter of 2004, which was not material, was a reduction to the Company’s revenues and operating income of approximately $4.5 million and $0.8 million, respectively. This change would not have had a material effect on any prior periods presented and is not expected to materially affect future results.

(c) Accounts Receivable and Related Allowance

     The Company reports accounts receivable net of the allowance for doubtful accounts of $10.2 million and $8.6 million at November 1, 2003 and October 30, 2004, respectively. Trade accounts receivable are the result of sales of building systems, components and coating services to customers throughout the United States and affiliated territories, including international builders who resell to end users. All sales are denominated in United States dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process. The Company’s allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. The Company determines past due status as of the contractual payment date.

(d) Inventories

     Inventories are stated at the lower of cost or market value, using specific identification or the weighted-average method for steel coils and other raw materials.

The components of inventory are as follows:

	Nov. 1, 2003	Oct. 30, 2004
	(in thousands)
Raw materials	$40,173	$103,411
Work in process and finished goods	19,161	34,952

	$59,334	$138,363

     Raw materials increased $63.2 million due to the increase in steel prices, the purchase of foreign steel on the spot market and the reduction of the consigned inventory programs by the steel mills.

     During fiscal 2004, the Company purchased approximately 32% of its steel requirements from U.S. Steel and 28% of its steel requirements from International Steel Group. No other steel supplier accounted for more than 15% of steel purchases for the same period.

(e) Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Computer software developed or purchased for internal use is depreciated using the straight-line method over its estimated useful life.

     Depreciation expense for fiscal 2002, 2003 and 2004 was $22.9 million, $23.0 million and $23.0 million, respectively.

Property, plant and equipment consist of the following:

	Nov. 1, 2003	Oct. 30, 2004
	(in thousands)
Land	$12,395	$13,251

Buildings and improvements	113,500	120,660

Machinery, equipment and furniture	164,691	153,512

Transportation equipment	3,587	2,731

Computer software and equipment	34,687	36,978

	328,860	327,132

Less accumulated depreciation	(127,034)	(141,445)

	$201,826	$185,687

Estimated useful lives for depreciation are:

Buildings and improvements	10 - 39 years
Machinery, equipment and furniture	3 - 10 years
Transportation equipment	5 - 10 years
Computer software and equipment	3 - 7 years

(f) Statement of Cash Flows

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The following table sets forth interest and taxes paid in each of the three fiscal years presented:

	Fiscal Year Ended
	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004
Interest paid	$28,881	$13,954	$20,552
Taxes paid	$18,861	$14,794	$26,276

     Noncash investing or financing activities included 401(k) contributions that are based on a calendar year. Fiscal 2002 included $2.4 million in 401(k) plan contributions through the third quarter of 2002, and $0.9 million for the related 2001 contributions; fiscal 2003 included $1.6 million in 401(k) plan contributions through the third quarter of 2003, and $1.0 million for the related 2002 contributions; and fiscal 2004 included $2.6 million in 401(k) plan contributions through the third quarter of 2004, and $1.7 million for the related 2003 contributions. All 401(k) contributions were paid in common stock.

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

(b) Use of Estimates

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

(i) Employee Benefits

     The Company is self insured for a substantial portion of the cost of employee group health insurance and for the cost of workers compensation benefits. The Company purchases insurance from third parties which provides individual and aggregate stop loss protection for these costs. Each reporting period, the Company records the costs of its health insurance plan, including paid claims, an estimate of the change in incurred but not reported (“IBNR”) claims, taxes and administrative fees (collectively the “Plan Costs”) as general and administrative expenses in the Consolidated Statements of Operations. The estimated IBNR claims are based upon both (i) a recent average level of paid claims under the plan; and (ii) an estimated lag factor, to provide for those claims which have been incurred but not yet paid. For workers compensation costs, the Company monitors the number of accidents and the severity of such accidents to develop appropriate estimates for expected costs to provide both medical care and benefits during the period an employee is unable to work. These accruals are developed using third party estimates of the expected cost and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities. This statistical information is trended to provide estimates of future expected costs based on factors developed from the Company’s experience of actual claims cost compared to original estimates. The Company expensed approximately $17 million and $19 million for health insurance in fiscal 2003 and 2004, respectively and $3 million and $4 million for workers’ compensation in fiscal 2003 and 2004, respectively. The health insurance accrual balance was $5 million and $6 million at November 1, 2003 and October 30, 2004, respectively and the workers’ compensation accrual balance was $4 million and $5 million at November 1, 2003 and October 30, 2004, respectively.

(j) Advertising Costs

     Advertising costs are expensed as incurred. Advertising expense was $2.5 million, $2.6 million and $3.1 million in fiscal 2002, 2003 and 2004, respectively.

(k) Long-Lived Assets

     The Company assesses impairment of property and equipment under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

(l) Stock-Based Compensation

     The Company accounts for stock-based employee compensation using the intrinsic value method described in Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations, which generally requires the amount of compensation cost that must be recognized, if any, is the difference between the exercise price and the market price of the underlying stock on the date of the grant. Alternatively, SFAS No. 123, Accounting for Stock-Based Compensation, employs fair value-based measurement and generally results in the recognition of compensation expense for all stock-based awards to employees. SFAS No. 123 did not require an entity to adopt these provisions, but permitted continued application of APB Opinion No. 25. The Company has elected to continue accounting for its stock-based employee compensation plan under APB Opinion No. 25 and related interpretations. In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123(R), Share-Based Payment. This statement will require the recognition of compensation expense for all share-based compensation. The Company will be required to adopt SFAS No. 123(10 effective at the beginning of the Company’s fourth quarter in fiscal 2005. Refer to Note l(n) for additional discussion of SFAS No. 123(R). Since the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, the Company records no compensation expense for its stock option awards. The Company awarded 0.3 million shares of restricted stock, with a weighted average fair market value per share at the date of grant of $28.36, under its incentive plan in fiscal 2004. The Company recorded pretax compensation expense of $0.7 million for 2004 for restricted stock grants.

     The compensation expense recorded for restricted stock awards under the intrinsic value method is consistent with the expense that would be recorded under the fair value-based method. The following schedule reflects the pro forma impact on net income and earnings per common share of accounting for the Company’s stock option grants using the fair value method, which would result in the recognition of compensation expense over the vesting period for the fair value of stock option grants as computed using the Black-Scholes option-pricing model.

		Fiscal Year Ended
	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004
	(in thousands, except per share data)
Reported income	$31,314	$22,800	$44,890
Add stock-based employee
compensation expense included in reported income, net of tax	—	—	444
Deduct stock-based employee
compensation expense determined under the fair value based method for all awards, net of tax	(2,170)	(2,278)	(3,062)

Pro forma income	$29,144	$20,522	$42,272

Pro forma basic income per share	$1.57	$1.09	$2.14

Pro forma diluted income per share	$1.56	$1.08	$2.11

The weighted average grant-date fair value of options granted during fiscal 2002, 2003, and 2004 was $10.56, $11.40 and $17.38, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Fiscal Year Ended
	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004
Risk-free interest rate	4.6% – 4.9%	2 70% – 3.7%	3.5% - 4.4%
Expected dividend yield	—	—	—
Expected volatility	62.7%	55.6%	54.5%
Weighted average expected life (in years)	7	7	8

(m) Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

(n) Recent Accounting Pronouncements

     In January 2003, the FASB issued Financial Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires variable interest entities (“VIEs”) to be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s expected residual returns, or both, as a result of the ownership, contractual or other financial interests in the entity. In December 2003, the FASB revised FIN No. 46 to provide companies with clarification of key terms, additional exemptions for application and an extended initial application period. FIN No. 46 is currently effective for all variable interest entities. The Company adopted FIN

No. 46 as of March 31, 2004, and the adoption did not have a material impact on the Company’s financial position or results of operations.

     On October 11, 2004, the FASB ratified EITF Issue No. 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings Per Share which is effective for all periods ending after December 15, 2004 and is to be applied by retrospectively restating previously reported earnings per share (EPS). EITF Issue No. 04-8 addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted EPS. Under EITF Issue No. 04-8, the market price contingency should be ignored and these securities should be treated as non-contingent, convertible securities and always included in the diluted EPS computation. Notwithstanding the foregoing, if convertible debt has a “net share settlement” provision whereby all conversions are settled for a combination of cash (in an amount equal to the lesser of the principal amount of the notes and their conversion value) and shares, if any (shares are issuable only to the extent the conversion value exceeds the principal amount), then the issuer of such convertible debt is not required to include any shares issuable upon conversion in its calculation of fully diluted EPS until the market price of the underlying common stock exceeds the conversion price. In the event that the market price does exceed the conversion price, then the issuer of the convertible debt is required to use the treasury stock method of accounting for the difference between the market price in the applicable reporting period and the conversion price. The shares required to cover the difference will be included in calculating diluted earnings per share. On November 16, 2004, the Company completed an offering of $180 million of 2.125% convertible senior subordinated notes due 2024. Refer to note 14 — Subsequent Events for additional discussion. Because the 2.125% convertible senior subordinated notes have a net share settlement provision, if, in future reporting periods, the market price of the Company’s common stock is less than the conversion price at fiscal year-end, the notes will not be included on an “if converted” basis in the calculation of the Company’s fully diluted EPS. The Company will be required to apply EITF Issue No. 04-8 beginning in the fiscal quarter ended January 28, 2005.

     On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share Based Payment (“SFAS No. 123(R)”), which replaces SFAS No. 123, and supersedes APB Opinion No. 25. SFAS No. 123(R) requires that all stock-based payments to employees, including grants of employee stock options, be recognized as compensation expense in the financial statements based on their fair values. SFAS No. 123(R) also requires that tax benefits associated with these stock-based payments be classified as financing activities in the statement of cash flows rather than operating activities as currently permitted. SFAS No. 123(R) will be effective for periods beginning after June 15, 2005. Accordingly, the Company will be required to apply SFAS No. 123(R) beginning in the fiscal quarter ended October 29, 2005. SFAS No. 123(R) offers alternative methods of adopting this final rule. At the present time, the Company has not yet determined which alternative method it will use. Depending on the method the Company adopts to calculate stock-based compensation expense upon the adoption of SFAS No. 123(R), the pro forma disclosure in Note 1 to the Consolidated Financial Statements may not be indicative of the stock-based compensation expense to be recognized in periods beginning after June 15, 2005.

2. LONG-TERM DEBT

	Nov. 1, 2003	Oct. 30, 2004
	(in thousands)
Five-year revolving credit line with banks	$5,000	$16,700

Six-year term loan payable to banks	118,750	200,000

Unsecured senior subordinated notes bearing interest at a rate of 9.25%, maturing on May 1, 2009	125,000	—

	248,750	216,700

Current portion of long-term debt	(6,250)	(2,000)

Noncurrent portion of long-term debt	$242,500	$214,700

     Aggregate required principal reductions are as follows for the respective fiscal years (in thousands):

2005	$2,000
2006	2,000
2007	2,000
2008	2,000
2009 and thereafter	208,700

$216,700

     On June 18, 2004, the Company completed a $325 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full its then existing credit facility and redeem its $125 million of senior subordinated notes due 2009. The Company believes that the new credit facility provides it with increased financial flexibility and decreased borrowing costs. The current facility includes a $125 million (outstanding balance of $16.7 million at October 30, 2004), five-year revolving loan maturing on June 18, 2009 and a $200 million (outstanding balance of $200 million at October 30, 2004), six-year term loan maturing on June 18, 2010. The term loan requires mandatory prepayments of $0.5 million each quarter beginning in November 2004 with a final payment of $188.5 million at maturity.

     As a result of the June 18, 2004 refinancing of the senior credit facility, unamortized deferred financing costs of $4.1 million ($2.6 million after tax effect of $1.5 million) were written off during the third quarter of fiscal 2004. At November 1, 2003 and October 30, 2004, the unamortized balance in deferred financing costs was $4.8 million and $2.1 million, respectively.

     Loans on the senior credit facility bear interest, at the Company’s option, as follows: (1) base rate loans at the base rate plus a margin that fluctuates based on the Company’s leverage ratio and ranges from .25% to 1.25% on the revolving loan and 1.0% on the term loan and (2) LIBOR loans at LIBOR plus a margin that fluctuates based on the Company’s leverage ratio and ranges from 1.25% to 2.25% on the revolving loan and 2.00% on the term loan. Base rate is defined as the higher of the Wachovia Bank, National Association prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on its current leverage ratios, the Company will pay a margin of 0.25% on base rate loans and 1.25% on LIBOR loans under the revolving loan and a margin of 1% on base rate loans and 2% on LIBOR loans under the term loan during the first quarter of fiscal 2005.

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

	2004	2005		2006	2007		2008
Maximum leverage ratio	4.00	4.00		4.00	4.00		4.00
Minimum interest coverage ratio	3.50	3.50	[1]	4.00	4.00	[2]	4.50	[3]
Maximum senior debt ratio	3.50	3.50	[4]	3.25	3.25	[5]	3.00	[6]

(1) Increases to 4.00 on May 1, 2005	(2) Increases to 4.50 on May 1, 2007
(3) Increases to 5.00 on May 1, 2008	(4) Decreases to 3.25 on May 1, 2005
(5) Decreases to 3.00 on May 1, 2007	(6) Decreases to 2.75 on May 1, 2008

     At October 30, 2004, the Company’s leverage ratio was 1.73 to 1, its interest coverage ratio was 8.98 to 1, its senior debt ratio was 1.73 to 1, and the Company was in compliance with all of these requirements. The senior credit facility also limits the amount of permitted spending for capital additions ($30 million per year), the disposition of assets and the amount of investments and other indebtedness. The maximum amount of capital expenditures may be increased in any fiscal year by carrying forward any unused amount (up to $10 million) in the immediately preceding fiscal year. The Company was also in compliance with all of these limits at October 30, 2004.

     The senior credit facility limits the Company’s ability to pay cash dividends and repurchase capital stock. Under the terms of the senior credit facility, the Company had available approximately $12 million to use for those purposes at October 30, 2004.

     Borrowings under the senior credit facility may be prepaid and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. The Company is required to make mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations and conditions. These prepayments must first be applied to the term loan and then to the reduction of the revolving commitment.

     At October 30, 2004, the Company had approximately $104 million in unused borrowing capacity (net of letters of credit outstanding of approximately $5 million) under the senior credit facility, of which a total of $20 million can be utilized for standby letters of credit.

     At October 30, 2004, the fair value of the Company’s long-term debt, based on current interest rates and quoted market prices, was estimated to equal the carrying amount of $216.7 million.

     On November 16, 2004, the Company completed an offering of $180 million of 2.125% convertible senior subordinated notes due 2024. Refer to Note 14 — Subsequent Events of the consolidated financial statements for additional discussion.

3. ADOPTION OF SFAS NO. 142,
“GOODWILL AND OTHER INTANGIBLE ASSETS”

     Effective November 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

     SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount of the impairment, if any, would then be measured in the second step. The Company determines the fair value of each reporting unit by using a combination of present value and multiple of earnings valuation techniques and compares it to each reporting unit’s carrying value. The Company completed the first step during the second quarter of fiscal 2002 which indicated that goodwill recorded in the metal components and metal coil coating segments was impaired as of November 1, 2001. Due to the potential impairment, the Company then completed step two of the test to measure the amount of the impairment. Based on that analysis, the transitional impairment losses for the metal components and metal coil coating segments were $57.1 million ($55.4 million after tax effect of $1.7 million) and $10.3 million ($9.7 million after tax effect of $0.6 million), respectively. The total transitional impairment loss of $67.4 million ($65.1 million after tax effect of $2.3 million) was recognized during the second quarter of fiscal 2002 as a cumulative effect of a change in accounting principle. The Company has updated this review at each subsequent fiscal year end as required by SFAS No. 142 and identified no additional impairment of goodwill.

The following table reflects the Company’s comparative income before and after the cumulative effect of the change in accounting principle (in thousands, except per share data):

	Fiscal year ended
	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004
Reported income before cumulative effect of change in accounting principle	$31,314	$22,800	$44,890

Cumulative effect of change in accounting principle, net of tax	(65,087)	—	—

Adjusted net income (loss)	$(33,773)	$22,800	$44,890

BASIC INCOME (LOSS) PER SHARE:

Reported income before cumulative effect of change in accounting principle	$1.70	$1.21	$2.28

Cumulative effect of change in accounting principle, net of tax	(3.52)	—	—

Adjusted net income (loss)	$(1.82)	$1.21	$2.28

DILUTED INCOME (LOSS) PER SHARE:

Reported income before cumulative effect of change in accounting principle	$1.68	$1.20	$2.24

Cumulative effect of change in accounting principle, net of tax	(3.49)	—	—

Adjusted net income (loss)	$(1.81)	$1.20	$2.24

The following table displays the changes in the carrying amount of goodwill by operating segment (in thousands):

		Transitional
	Balance	Impairment		Balance	Impairment	Balance	Impairment	Balance
	Nov. 1, 2001	Charge	Other[1]	Nov. 2, 2002	Charge	Nov. 1, 2003	Charge	Oct. 30, 2004
Metal components	$176,158	$(57,052)	$(1,500)	$117,606	$—	$117,606	$—	$117,606

Engineered building systems	118,682	—	—	118,682	—	118,682	—	118,682

Metal coil coating[2]	92,428	(10,307)	(162)	81,959	—	81,959	—	81,959

Total	$387,268	$(67,359)	$(1,662)	$318,247	$—	$318,247	$—	$318,247

(1) Other refers to a purchase accounting adjustment to goodwill associated with a contingency that was resolved during fiscal 2002 relating to a specifically identified deferred tax asset from a prior acquisition.

(2) During fiscal year 2003, the Company determined that metal coil coating should be a reportable segment. Metal coil coating was previously included in the metal components segment. (1)

4. INCOME TAXES

Income tax expense is based on pretax financial accounting income. Deferred income taxes are recognized for the temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. The income tax provision (benefit) for the fiscal years ended 2002, 2003 and 2004, consisted of the following:

		Fiscal year ended
	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004
		(in thousands)
CURRENT:
Federal	$18,392	$13,882	$30,799
State	2,028	1,581	3,727

Total current	20,420	15,463	34,526
DEFERRED:
Federal	(823)	(606)	(4,472)
State	(62)	(99)	(287)

Total deferred	(885)	(705)	(4,759)

Total provision	$19,535	$14,758	$29,767

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

		Fiscal year ended
	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	2.5%	2.6%	3.2%
Other	0.9%	1.7%	1.7%

Effective tax rate	38.4%	39.3%	39.9%

Deferred income taxes reflect the net impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of the temporary differences for fiscal 2003 and 2004 are as follows:

	Nov. 1, 2003	Oct. 30, 2004
	(in thousands)
DEFERRED TAX ASSETS:
Inventory	$1,523	$2,129
Bad debt reserve	2,709	3,381
Accrued insurance reserves	2,487	3,380
Warranty reserve	1,728	2,050
Restructuring and impairment	791	776
Accrued and deferred compensation	2,756	3,570
Other reserves	1,115	1,156

Total deferred tax assets	13,109	16,442

DEFERRED TAX LIABILITIES:
Depreciation and amortization	22,421	22,968
Other	1,973	—

Total deferred tax liabilities	24,394	22,968

Net deferred tax liability	$(11,285)	$(6,256)

Other accrued expenses include accrued income taxes of $2.2 million at November 1, 2003 and $7.7 million at October 30, 2004.

The Company carries out its business operations through legal entities in the U.S. and Mexico jurisdictions. These operations require that the Company file corporate income tax returns that are subject to U.S., state and foreign tax laws. The Company is subject to income tax audits in these multiple jurisdictions. The Company’s provision for income taxes includes amounts intended to satisfy income tax assessments that may result from the examination of the Company’s tax returns that have been filed in these jurisdictions. The amounts ultimately paid upon resolution of these examinations could be materially different from the amounts included in the provision for income taxes and result in additional tax benefit or expense depending on the ultimate outcome.

5. OPERATING LEASE COMMITMENTS

     Total rental expense incurred from operating leases for fiscal 2002, 2003 and 2004 was $6.9 million, $6.0 million and $7.8 million, respectively. Aggregate minimum required annual payments on long-term non-cancelable operating leases are as follows for the respective fiscal years (in thousands):

2005	$4,382
2006	$3,127
2007	$2,383
2008	$1,590
2009 & thereafter	$4,079

6. SHAREHOLDERS’ RIGHTS PLAN

     In June 1998, the Board of Directors adopted a Shareholders’ Rights Plan and declared a dividend of one preferred stock purchase right (“Right”) for each outstanding share of the Company’s common stock for stockholders of record at the close of business on July 8, 1998. Each Right entitles the holder to purchase one one-hundredth (l/100th) of a share of the Company’s Series A Junior Participating Preferred Stock at a price of $62.50 per share upon certain events. Generally, if a person or entity acquires, or initiates a tender offer to acquire, at least 20% of the Company’s then outstanding common stock, the Rights will become exercisable for common stock having a value equal to two times the exercise price of the Right, or effectively at one-half of the Company’s then current stock price. The Rights are redeemable under certain circumstances at $0.005 per Right and will expire, unless earlier redeemed, on June 24, 2008.

7. SHAREHOLDERS’ EQUITY

     On November 3,1999, the Company’s Board of Directors authorized the repurchase of 1.0 million shares of the Company’s common stock, and authorized the repurchase of an additional 1.5 million shares on November 7, 2000. Subject to applicable federal securities law, such purchases occur at times and in amounts that the Company deems appropriate. No time limit was placed on the duration of the repurchase program. Shares repurchased are reserved primarily for later re-issuance in connection with the Company’s stock option and 401(k) profit sharing plans. At October 30, 2004, the Company had repurchased 1.3 million shares of its common stock for $21.6 million since the inception of the repurchase program in November 1999.

Changes in treasury common stock, at cost, were as follows:

	Number
	of Shares	Amount
	(in thousands)
Balance, November 2, 2002	20	$319
Purchases	8	114
Issued in exercise of stock options	(28)	(430)
Issued in 401(k) contributions	—	—

Balance, November 1, 2003	—	3
Purchases	—	—
Issued in exercise of stock options	—	—
Issued in 401(k) contributions	—	—

Balance, October 30, 2004	—	$3

8. STOCK INCENTIVE PLANS

     On December 12, 2002, the Board of Directors approved a new long-term stock incentive plan that provides for the grant of stock options, stock appreciation rights, restricted stock awards, performance share awards and phantom stock awards. The aggregate number of shares of common stock that may be issued under the new plan may not exceed 1.5 million. Awards will normally terminate on the earlier of (i) 10 years from the date of grant, (ii) 30 days after termination of employment or service for a reason other than death, disability or retirement, (iii) one year after death or (iv) one year (for incentive stock options) or five years (for other awards) after disability or retirement. Awards are non-transferable except by disposition on death or to certain family members, trusts and other family entities as the Compensation Committee may approve. Awards may be paid in cash, shares of the Company’s common stock or a combination, in lump sum or installments and currently or by deferred payment, all as determined by the Compensation Committee. Prior to December 16, 2002, the Company maintained an employee stock option plan. No further options are permitted to be granted under the old plan after the shareholders approved the new long-term stock incentive plan in March 2003. At November 1, 2003 and October 30, 2004, a total of 1.4 million shares and 0.4 million shares were available under the new plan for the further grants of awards.

Stock option transactions during fiscal 2002, 2003 and 2004 were as follows (in thousands, except weighted average exercise prices):

	Number	Weighted Average
	of Shares	Exercise Price
Balance October 31, 2001	1,663	$16.82
Granted	491	16.01
Cancelled	(53)	(19.00)
Exercised	(239)	(12.21)

Balance November 2, 2002	1,862	$17.14
Granted	292	19.37
Cancelled	(26)	(19.53)
Exercised	(196)	(12.25)

Balance November 1, 2003	1,932	$17.94
Granted	677	29.22
Cancelled	(100)	(17.65)
Exercised	(916)	(17.91)

Balance October 30, 2004	1,593	$22.77

Options exercisable at fiscal 2002, 2003 and 2004 were 1.0 million, 1.1 million and 0.5 million, respectively. The weighted average exercise prices for options exercisable at fiscal years ended 2002, 2003 and 2004 were $17.97, $18.50 and $18.15, respectively. Exercise prices for options outstanding at October 30, 2004 range from $13.50 to $32.55. The weighted average remaining contractual life of options outstanding at October 30, 2004 was 7.9 years. The following summarizes additional information concerning outstanding options at October 30, 2004:

Options Outstanding

Range of		Weighted Average	Weighted Average
Exercise Prices	Number of Options	Remaining Life	Exercise Price
$13.50 - 15.30	297,462	6.7 years	$15.13
$15.75 - 18.38	384,401	7.1 years	$17.45
$18.63 - 32.55	910,771	8.6 years	$27.43

	1,592,634

Options Exercisable

Range of		Weighted Average
Exercise Prices	Number of Options	Exercise Price
$13.50 - 15.30	178,566	$15.11
$15.75 - 18.38	218,399	$17.12
$18.63 - 32.55	145,840	$23.40

	542,805

9. NET INCOME PER SHARE

Basic and diluted net income per share was derived using the following information:

	Fiscal year ended
	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004
	(in thousands)
Income before cumulative effect of change in accounting principle	$31,314	$22,800	$44,890
Cumulative effect of change in accounting principle, net of tax	$(65,087)	—	—

Net income (loss)	$(33,773)	$22,800	$44,890

Weighted average common shares outstanding	18,512	18,811	19,709
Common stock equivalents:
Stock options	180	158	275
Restricted stock awards	—	—	12

Weighted average common shares outstanding, assuming dilution	18,692	18,969	19,996

10. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) profit sharing plan (the “Savings Plan”) which covers all eligible employees. The Savings Plan requires the Company to match employee contributions up to a certain percentage of a participant’s salary. Contributions expense for the fiscal 2002, 2003 and 2004 was $3.6 million, $3.2 million and $5.1 million, respectively, for contributions to the Savings Plan, all of which were made by contributing shares of common stock of the Company. The Company match ranges from 67% to 100%, depending on the return on adjusted operating assets. The Company match was 67% in fiscal 2003 and 100% in fiscal 2004, due to the Company achieving its targeted return on adjusted operating assets.

11. ACQUISITIONS

     During July 2003, the Company acquired certain operating assets and the business of Able Manufacturing and Wholesale Garage Door Company (“Able”) in a cash transaction of approximately $3.2 million. Able manufactures and distributes a complete line of metal sectional doors for both the commercial and residential markets. In a separate transaction, the Company also acquired a retail store located in Baytown, Texas. The purchase price for the assets of the Baytown location was approximately $1.1 million.

     During December 2004, the Company purchased substantially all of the operating assets of Heritage Building Systems, Inc. and Steelbuilding.com, Inc., as well as its joint venture partner’s 49% minority interest in the Company’s manufacturing facility in Monterrey, Mexico. Refer to Note 14 – Subsequent Events for additional discussion.

12. RESTRUCTURING

     In October 2001, management announced a plan to realign its manufacturing capabilities to increase efficiencies, raise productivity and lower operating expenses. The pretax restructuring charge of $2.8 million related to the planned closing of five manufacturing facilities as part of this plan. This included a $2.1 million non-cash charge for an identified impairment to property, plant and equipment for the expected loss on the sale of two of the five facilities. The actions were substantially completed by the end of the first quarter of fiscal 2002. During fiscal 2002, the Company recognized a gain of $1.3 million ($0.8 million after tax) for the sale of certain real estate and equipment associated with the restructuring. During fiscal 2003, the Company recognized a loss of $0.9 million ($0.6 million after tax) due to the sale of one of the facilities and the reduction in the carrying value of the remaining facility due to the continuing deterioration of the local industrial resale market. The remaining facility, not yet sold, has a net carrying value of $0.5 million and the Company does not anticipate a selling price significantly different from this amount.

13. CONTINGENCIES

     In late 2003 and early 2004, a number of lawsuits were filed against several of the Company’s operating subsidiaries by Bethlehem Steel Corporation and National Steel Corporation in their respective bankruptcy proceedings, seeking reimbursement of preferential transfers allegedly made by the respective debtors in the 90 day period preceding their bankruptcy filings. Bethlehem alleges it made preferential payments to the Company’s subsidiaries of approximately $7.7 million, while National claims preferential payments in the aggregate amount of $6.3 million. The Company has denied the material allegations in the lawsuits and is vigorously defending against these claims. The Company believes these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

     The Company discovered the existence of polychlorinated biphenyls and heavy metals at its Metal Prep Houston site, which is located in an industrial area in Houston, Texas. Soil borings have been sampled and analyzed to determine the impact on the soil at this site, and the findings indicate that remediation of the site will likely be necessary. The Company has filed an application with the Texas Commission of Environmental quality (“TCEQ”) for entry into the Voluntary Cleanup Program. Based upon an analysis of projected remediation costs of the known contamination, the Company currently estimates that it will spend approximately $2.5 million to remediate this site, which includes future environmental consulting fees, oversight expenses and additional testing expenses. The Company has made a total accrual of $2.5 million ($1.5 million and $1.0 million in fiscal 2003 and 2004, respectively) to cover the estimated anticipated costs of remediation of these environmental issues. The Company is, however, still in the process of conducting sampling activities, the results of which may require it to change its current work plan. Because cleanup has not yet started and is expected to be a very complex process that may require changes in the current plan as the work progresses, because the Company is still in discussions with TCEQ as to the extent of additional investigation that needs to be performed to fully delineate the issues, and because the Company will need to work with both state and federal regulators to complete the investigation and remediation, the Company is not able to give assurance that actual costs will not exceed its estimate, perhaps significantly. The Company has a contractual indemnity by the immediate prior owner of the property, which it believes obligates that party to reimburse its response costs with respect to this condition. The Company has brought suit against the prior owner asserting this indemnity, and that party has disputed liability. The Company is also investigating other potentially responsible parties from whom to seek contribution and/or indemnification. However, it is possible that the Company’s efforts to obtain reimbursement of its response costs at this site may not be successful or may not prove to be cost effective for it. The Company has not recorded any receivables for potential reimbursements from third parties.

     On September 8, 2004, the Company filed suit in the 280th Judicial District Court of Harris County, Texas

against Johnie Schulte, its former President and CEO, because it believes he is violating covenants he has with the Company prohibiting him from using or divulging its confidential information, soliciting its employees to leave the Company’s employment, and competing with the Company. In its complaint, NCI asked the court to rule that the covenants made by Mr. Schulte are enforceable and to enjoin Mr. Schulte from further violations. Prior to filing the lawsuit, the Company conducted an investigation in an effort to determine whether Mr. Schulte was in violation of the restrictive covenants. NCI also asked the court to declare that it could terminate a stream of payments totaling over $3.6 million over a period of ten years to Mr. Schulte because he has violated these covenants.

     From time to time, the Company is involved in various other legal proceedings and contingencies considered to be in the ordinary course of business. While the Company is not able to predict whether it will incur any liability in excess of insurance coverages or to accurately estimate the damages, or the range of damages, if any, the Company might incur in connection with these legal proceedings, the Company believes these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

14. SUBSEQUENT EVENTS
Convertible Debt Issuance

     On November 16, 2004, the Company completed an offering of $180 million of 2.125% convertible senior subordinated notes due 2024. The Company plans to use the net proceeds of the offering to finance future and pending acquisitions, and in December used approximately $17 million to pay the cash portion of the purchase price for Heritage Building Systems, Inc. and Steelbuilding.com, and $10 million to purchase the Company’s joint venture partner’s 49% interest in the Company’s manufacturing facility in Monterrey, Mexico. Pending the Company’s use of the remaining net proceeds for acquisitions, it has invested the balance in short-term debt securities or similar investments. If the Company does not apply the proceeds towards either (1) the purchase price of an acquisition or acquisitions within 12 months (and in certain circumstances, 18 months) of the closing of this offering or (b) the repayment of indebtedness outstanding under its revolving credit facility that was incurred to finance acquisitions, the remaining proceeds will, pursuant to the terms of the Company’s existing senior credit agreement, be applied towards the repayment of the outstanding balance on the Company’s senior term loan.

     The notes pay interest semi-annually at the rate of 2.125% per annum. The notes will be convertible into cash or, in certain circumstances, a combination of cash and shares of the Company’s common stock at an initial conversion rate equivalent to 24.9121 shares of common stock per $1,000 principal amount of notes, representing a conversion price of approximately $40.14 per common share. The notes will be convertible only in specified circumstances relating to, among other things, the trading price of shares of the Company’s common stock during any calendar quarter exceeding 120% of the conversion price then in effect for specified periods of time, subject to certain exceptions, the trading price of the notes being less than a specified percentage of the product of the closing price of the Company’s common stock and the applicable conversion rate for five consecutive trading days, the notes having been called for redemption by the Company, and the occurrence of certain corporate transactions and designated events. In addition, a make whole premium will be payable in connection with conversions of notes made in connection with certain designated events that occur on or prior to November 15, 2009. The notes will be general unsecured obligations of the Company and will be subordinated to the Company’s present and future senior indebtedness.

     The Company will have the right to redeem the notes beginning on November 20, 2029 at a redemption price equal to par plus accrued and unpaid interest (including additional amounts), if any. Holders of the notes will have the right to require the Company to repurchase all or some of their notes on November 15, 2009, November 15, 2014 and November 15, 2019 at a redemption price equal to par plus accrued and unpaid interest (including additional amounts), if any and, in certain circumstances, a make whole premium (see Note l(n)-EITF Issue No. 04-8).

Acquisitions

     On December 8, 2004, the Company purchased substantially all of the operating assets of Heritage Building Systems, Inc. and Steelbuilding.com, Inc., affiliated companies headquartered in North Little Rock, Arkansas. The purchase price for the two companies was approximately $26 million, including $6 million in NCI common stock (199,767 shares), and assumed liabilities of approximately $2 million.

     On December 13, 2004, the Company purchased its joint venture partner’s 49% minority interest in the Company’s manufacturing facility in Monterrey, Mexico for approximately $10 million in cash.

15. BUSINESS SEGMENTS

     The Company has divided its operations into three reportable segments based upon similarities in product lines, manufacturing processes, marketing and management of its businesses: metal components, engineered building systems and metal coil coating. Products of all three segments are similar in basic raw materials used. The metal components segment products include metal roof and wall panels, doors, metal partitions, metal trim and other related accessories. The engineered building systems segment includes the manufacturing of main frames, Long Bay® Systems and value added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. The metal coil coating segment consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by various industrial users. The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements. Management evaluates a segment’s performance based primarily upon operating income before corporate expenses. Intersegment sales are recorded based on weighted average costs and consist of building components provided to the engineered building systems segment, structural framing provided to the metal components segment by the engineered building systems segment, and hot rolled, light gauge painted, and slit material and other services provided by the metal coil coating segment to both of the other segments. The Company is not dependent on any one significant customer or group of customers. Substantially all of the Company’s sales are made within the United States. Certain financial data for prior periods has been reclassified to conform to the current presentation.

Summary financial data by segment is as follows (in thousands, except percentages):

	2002	%	2003	%	2004	%
SALES:
Metal components	$507,079	53	$473,499	53	$576,808	53
Engineered building systems	317,926	33	297,304	33	385,246	36
Metal coil coating	128,437	14	127,347	14	122,809	11
Intersegment sales	97,024	10	106,338	12	195,191	18
Eliminations	(97,024)	(10)	(106,338)	(12)	(195,191)	(18)

Total net sales	$953,442	100	$898,150	100	$1,084,863	100

OPERATING INCOME:
Metal components	$46,829	9	$45,851	10	$76,724	13
Engineered building systems	28,695	9	18,055	6	31,340	8
Metal coil coating	23,578	18	21,204	17	26,444	22
Corporate	(26,878)	—	(27,947)	—	(37,532)	—

Total operating income (% of sales)	$72,224	8	$57,163	6	$96,976	9

PROPERTY, PLANT AND EQUIPMENT, NET:
Metal components	$93,577	46	$90,428	45	$82,223	44
Engineered building systems	44,006	21	47,831	24	44,554	24
Metal coil coating	51,394	25	48,487	24	44,836	24
Corporate	16,357	8	15,080	7	14,074	8

Total property, plant and equipment, net	$205,334	100	$201,826	100	$185,687	100

DEPRECIATION AND AMORTIZATION:
Metal components	$9,336	41	$9,042	39	$8,400	37
Engineered building systems	6,401	28	6,134	27	6,810	30
Metal coil coating	4,523	20	4,919	21	4,911	21
Corporate	2,623	11	2,912	13	2,853	12

Total depreciation and amortization	$22,883	100	$23,007	100	$22,974	100

CAPITAL EXPENDITURES:
Metal components	$4,179	46	$4,023	22	$1,901	20
Engineered building systems	1,589	17	10,309	58	3,652	39
Metal coil coating	2,512	27	1,962	11	1,744	19
Corporate	895	10	1,618	9	2,030	22

Total capital expenditures	$9,175	100	$17,912	100	$9,327	100

TOTAL ASSETS:
Metal components	$307,539	43	$304,910	43	$323,026	41
Engineered building systems	206,429	29	204,931	29	219,849	28
Metal coil coating	161,128	22	158,553	22	196,762	25
Corporate	46,169	6	44,766	6	43,220	6

Total assets	$721,265	100	$713,160	100	$782,857	100

Report of Independent
Registered Public
Accounting Firm

The Board of Directors and Shareholders
NCI Building Systems, Inc.

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. and subsidiaries as of November 1, 2003 and October 30, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three fiscal years in the period ended October 30, 2004. Our audits also included the financial statement schedule listed in the Index to item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. at November 1, 2003 and October 30, 2004 and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended October 30, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, effective November 1, 2001, the Company changed its method of accounting for goodwill.

ERNST & YOUNG LLP
Houston, Texas
December 9, 2004

Management’s Discussion and
Analysis of Financial Condition
and Results of Operations

NCI BUILDING SYSTEMS, INC.

FORWARD LOOKING STATEMENTS

     This Annual Report includes statements concerning the Company’s expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. In some cases, the Company’s forward-looking statements can be identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will” or other similar words. The Company has based its forward-looking statements on its management’s beliefs and assumptions based on information available to the Company’s management at the time the statements are made. The Company cautions that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, the Company cannot give assurance that actual results will not differ materially from those expressed or implied by the Company’s forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on any forward-looking information, including any earnings guidance. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and other factors include, but are not limited to:

•	industry cyclicality and seasonality and adverse weather conditions;

•	fluctuations in customer demand and other patterns;

•	raw material pricing;

•	competitive activity and pricing pressure;

•	the ability to make strategic acquisitions accretive to earnings, and general economic conditions affecting the construction industry; and

•	other risks detailed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K as filed with the SEC

     The Company expressly disclaims any obligations to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations.

OVERVIEW

     NCI Building Systems, Inc. is one of North America’s largest integrated manufacturers and marketers of products for the non-residential construction industry. The Company designs, manufactures and markets metal components and engineered building systems and provides metal coil coating services primarily for non-residential construction use. It manufactures and distributes extensive lines of metal products for the non-residential construction market under multiple brand names through a nationwide network of plants and distribution centers. The Company sells its products for both new construction and repair and retrofit applications.

     Metal components offer builders, designers, architects and end-users several advantages, including lower long-term costs, longer life, attractive aesthetics and design flexibility. Similarly, engineered building systems offer a number of advantages over traditional construction alternatives, including shorter construction time, more efficient use of materials, lower construction costs, greater ease of expansion and lower maintenance costs.

     Sales and earnings are influenced by general economic conditions, interest rates, the price of steel relative to other building materials, the level of non-residential construction activity, roof repair and retrofit demand and the availability and cost of financing for construction projects.

     One of the primary challenges facing the Company both short and long-term is the volatility in the price of steel, the primary raw material used by the Company. Steel represents approximately 70% of the Company’s costs of goods sold. The steel industry is cyclical in nature and steel prices are influenced by numerous factors beyond the Company’s control, including general economic conditions, competition, labor costs, production costs, import duties and other trade restrictions. Beginning in the second quarter of fiscal 2004, there were unusually rapid and significant increases in steel prices and severe shortages in the steel industry due in part to increased demand from China’s expanding economy and high energy prices. Prices from the domestic steel manufacturers and available foreign spot purchases have stabilized during the Company’s fourth fiscal quarter. The Company was generally able to pass increases in its raw materials costs through to its customers, and this is a principal reason why sales and operating income increased from fiscal 2003 to 2004.

     While the Company was able to quickly revise its pricing to customers of the metal components and metal coil coating segments, the longer lead time and the fixed price nature of the engineered building systems segment prevented the Company from immediately implementing price increases in this segment. This pricing issue in the engineered building systems segment with respect to its backlog initially contributed to a deterioration in operating margins in this segment. By the fourth fiscal quarter, the Company had renegotiated existing contracts in the engineered building systems segment to adjust for the higher raw material costs and began to work revised pricing terms into new contracts.

     The Company believes that it was successful in passing on steel cost increases largely because the increases were market driven and prices of alternative building materials, such as wood and concrete, also increased during 2004. If steel prices increase at a faster rate than prices for alternative building materials, the Company might not be able to continue to pass steel price increases through to its customers, and this could have an adverse effect on the Company’s sales. It is the Company’s opinion that steel prices will increase slightly at least through the first half of fiscal 2005. However, price volatility in world markets, especially China and India, may alter this outlook. To mitigate future risks, the Company has incorporated steel price adjustment clauses in standard sales contracts. The Company does not have any long-term contracts for the purchase of steel and normally does not maintain an inventory of steel in excess of its current production requirements. However, during fiscal 2004, the Company made some purchases in advance of announced steel price increases.

     In assessing the state of the metal construction market, the Company relies upon various industry associations, third party research, and various government reports such as industrial production and capacity utilization. One such industry association is the Metal Building Manufacturers Association (MBMA), which provides summary member sales information and promotes the design and construction of metal buildings and metal roofing systems. Another is McGraw – Hill Construction Information Group which the Company looks to for reports of actual and forecasted growth in various construction related industries, including the overall non-residential construction market. McGraw-Hill Construction’s forecast for 2004 expects total non-residential square footage construction growth of 1% in total with 4% to 5% in the manufacturing and warehouse markets.

     With the higher level of sales, the Company was able to leverage its fixed manufacturing costs through higher plant efficiencies and the use of overtime during peak production months. Plant manufacturing costs as a percent of sales accounted for 15% and 17% in fiscal years 2004 and 2003 respectively.

     Selling, general and administrative expenses increased 18% to $165.2 million in fiscal 2004 from $140.4 million in the prior year. This increase was driven by the 21% sales increase as well as a $14.7 million increase in employee benefit costs. Employee benefit costs increased in fiscal 2004 primarily due to bonus expenses for all employees because the Company achieved its targeted return on assets. The Company did not pay any bonuses in fiscal 2003 because it failed to achieve its targeted return. Under the Company’s bonus program, bonuses are subject to a maximum of 15% of the Company’s earnings before interest and tax (“EBIT”) plus deferred financing costs, before accrual for bonuses. Bonus payouts accounted for approximately 50% of the increase in selling, general and administrative expenses.

     Inventory increased 133% from $59.3 million at November 1, 2003 to $138.4 million at October 30, 2004. Raw materials increased $63.2 million due to the increase in steel prices, the purchase of foreign steel on the spot market (to build up inventory in light of shortages in the supply of steel) and the reduction of the consigned inventory programs by the steel mills, as discussed in Note 1 of the consolidated financial statements. Inventory levels were highest during September 2004, and were reduced by $18 million by the end of October 2004, due to cancelling and/or delaying purchase orders for hot roll coils. The Company expects inventory levels to continue trending downward during fiscal 2005, but does not expect a return to fiscal 2003 levels due to increased steel prices and the reduction of consigned inventory programs by the steel mills.

     The Company assesses performance across its business segments by analyzing and evaluating (i) gross profit, operating income and whether or not each segment has achieved its projected sales goals, and (ii) non-financial efficiency indicators such as revenue per employee, man hours per ton of steel produced and shipped tons per employee. In assessing its overall financial performance, the Company regards return on adjusted operating assets, as well as growth in earnings per share, as key indicators of shareholder value. Consequently, the Company pays management bonuses only if it achieves a return on adjusted operating assets (“ROA”) of at least 15% or, for the senior executives, a growth in earnings per share of at least 10%. The Company’s bonus program provides that ROA is calculated by dividing the Company’s EBIT plus deferred financing costs by its assets, excluding cash, deferred taxes and goodwill.

     During fiscal 2004, the Company positioned itself to execute its internal and external growth strategy by refinancing its bank debt, redeeming its senior subordinated notes and preparing for its offering of convertible senior subordinated notes which was completed in November 2004. In fiscal 2004, the Company began executing its growth strategy by successfully negotiating (i) the acquisition of Heritage Building Systems and Steelbuilding.com in an effort to increase its retail sales and (ii) the buyout of its joint venture partner’s 49% interest in its Mexico operations to give the Company more control and flexibility of that business. Both of these transactions were completed in December 2004.

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

		Fiscal year ended
	November 2, 2002	November 1, 2003	October 30, 2004
Sales	100.0%	100.0%	100.0%

Cost of sales	77.7	78.0	75.8

Gross profit	22.3	22.0	24.2

Selling, general and administrative expenses	14.7	15.6	15.2

Income from operations	7.6	6.4	9.0

Interest expense	(2.3)	(2.2)	(1.4)

Loss on debt extinguishment	—	—	(0.9)

Other income, net	—	—	0.2

Income before income taxes and cumulative effect of change in accounting principle	5.3	4.2	6.9

Provision for income taxes	2.0	1.7	2.7

Income before cumulative effect of change in accounting principle	3.3	2.5	4.2

Cumulative effect of change in accounting principle, net of tax	(6.8)	—	—

Net income (loss)	(3.5)%	2.5%	4.2%

SUPPLEMENTARY BUSINESS
SEGMENT INFORMATION

     The Company’s various product lines have been aggregated into three business segments: metal components, engineered building systems and metal coil coating. These aggregations are based on the similar nature of the products, distribution channels, and management and reporting for those products within the Company. All segments operate primarily in the non-residential construction market. Sales and earnings are influenced by general economic conditions, the level of non-residential construction activity, metal roof repair and retrofit demand and the availability and terms of financing available for construction. The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements.

     Products of all business segments are similar in basic raw materials used. The metal components segment products include metal roof and wall panels, doors, metal partitions, metal trim and other related accessories. The engineered building systems segment includes the manufacturing of main frames, Long Bay® Systems and value added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. Metal coil coating consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by various industrial users. The Company believes it has one of the broadest offerings of products in the metal construction industry.

     Intersegment sales are based on weighted average costs and consist of components provided by the metal components segment to the engineered building systems segment, main frames provided by the engineered building systems segment to the metal components segment, and hot roll, light gauge painted, and slit material and other services provided by the metal coil coating segment to both of the metal components and engineered building systems segments. This provides better customer service, shorter delivery time and minimizes transportation costs to the customer. Segment information is included in the three-year comparison in Note 15 of the consolidated financial statements.

The following table represents sales to outside customers, operating income and total assets attributable to these business segments for the periods indicated (in thousands, except percentages):

	2002	%	2003	%	2004	%
SALES:
Metal components	$507,079	53	$473,499	53	$576,808	53
Engineered building systems	317,926	33	297,304	33	385,246	36
Metal coil coating	128,437	14	127,347	14	122,809	11
Intersegment sales	97,024	10	106,338	12	195,191	18
Eliminations	(97,024)	(10)	(106,338)	(12)	(195,191)	(18)

Total net sales.	$953,442	100	$898,150	100	$1,084,863	100

OPERATING INCOME:
Metal components	$46,829	9	$45,851	10	$76,724	13
Engineered building systems	28,695	9	18,055	6	31,340	8
Metal coil coating	23,578	18	21,204	17	26,444	22
Corporate	(26,878)	—	(27,947)	—	(37,532)	—

Total operating income (% of sales)	$72,224	8	$57,163	6	$96,976	9

TOTAL ASSETS:
Metal components	$307,539	43	$304,910	43	$323,026	41
Engineered building systems	206,429	29	204,931	29	219,849	28
Metal coil coating	161,128	22	158,553	22	196,762	25
Corporate	46,169	6	44,766	6	43,220	6

Total assets	$721,265	100	$713,160	100	$782,857	100

For more business segment information, please refer to Note 15 of the consolidated financial statements.

RESULTS OF OPERATIONS FOR
FISCAL 2004 COMPARED TO 2003

     Consolidated sales for fiscal 2004 were $1.1 billion compared with $898.2 million for fiscal 2003. Sales were up 21% primarily due to an increase in selling prices resulting from steel cost increases, and higher demand primarily in the engineered building systems segment. Higher volumes were driven by an improving market for non-residential construction. Intersegment sales in fiscal 2004 of $195.2 million represent products and services provided among the three segments for metal components, engineered building systems and metal coil coating of $60.9 million, $22.2 million and $112.1 million, respectively.

     Metal components sales for fiscal 2004 increased to $576.8 million from $473.5 million for fiscal 2003. This $103.3 million (22%) increase was attributable primarily to the increase in selling prices due to steel cost increases experienced during fiscal 2004.

     Operating income of the metal components segment increased 67% in fiscal 2004 to $76.7 million from $45.9 million in fiscal 2003. The $30.8 million increase was attributable to higher gross margins of $39.9 million driven primarily by higher sales prices and leveraging fixed manufacturing costs, offset by an increase of $9.1 million in selling and administrative expenses consisting of the inclusion of Able for twelve months in fiscal 2004 versus six months in fiscal 2003 when acquired ($3.2 million), and increases in employee benefits ($3.3 million), outside services ($1.4 million), advertising expenses ($0.6 million), provision for doubtful accounts ($0.3 million) and research and development costs ($0.2 million) and other expenses ($0.1 million).

     Engineered building systems sales were $385.2 million for fiscal 2004 compared with $297.3 million for fiscal 2003. This 30% increase in sales was primarily attributable to renegotiating some existing backlog to incorporate steel price increases into the Company’s pricing and incorporating such higher prices into new contracts.

     Operating income of the engineered building systems segment increased 74% in fiscal 2004, to $31.3 million, compared to $18.0 million in the prior year. The $13.3 million increase was attributable to $23.3 million gross margin on the additional sales offset by a $5.5 million decrease in margins due to the lower priced backlog, which limited the Company’s ability to pass through all steel price increases to customers, and an increase of $4.5 million in selling and administrative expenses consisting of increases in employee benefits ($4.8 million), commissions ($1.5 million) and engineering expenses ($0.8 million), offset by a lower provision for doubtful accounts compared to the prior year for the Company’s Mexico operations ($2.5 million) and decreases in other expenses ($0.1 million).

     Metal coil coating sales decreased 4%, to $122.8 million in fiscal 2004 from $127.3 million in fiscal 2003. This was primarily attributable to shifting production capacity to internal uses for the metal components and engineered building systems segments. Total sales activity including intercompany was approximately 34% higher as compared to the prior fiscal year.

     Prior to the third quarter of fiscal 2004, a portion of the revenue for the metal coil coating segment was recognized upon completion of the painting process for consigned coils owned by the customer, which in most cases were steel mills. This accounting treatment met the criteria to be recognized as revenue in accordance with SEC Staff Accounting Bulletin No. 101. In 2004, many steel mills which traditionally had consigned steel coils to the Company in this manner abandoned that procedure, resulting in the Company purchasing and recognizing steel coils as inventory upon the arrival of such raw materials at the Company’s coil coating plants. As a result, during the third quarter of fiscal 2004, the Company changed its policy to recognize revenue upon shipment of the coils from the coil coating facilities to third parties. The impact of the accounting change during the third quarter of 2004, which was not material, was a reduction to the Company’s revenues and operating income of approximately $4.5 million and $0.8 million, respectively. This change would not have had a material effect on any prior periods presented and is not expected to materially affect future results.

     Operating income of the metal coil coating segment increased 25%, to $26.4 million, compared to $21.2 million in the prior year. The $5.2 million increase is attributable to higher margins of $7.8 million due to higher prices and significantly increased plant efficiency as intercompany sales volume increased 133% from $48.0 million in fiscal 2003 to $112.1 million in fiscal 2004. This was offset by a $0.9 million impact due to a decrease in external sales and a $1.7 million increase in selling and administrative expenses consisting of increases in employee benefits ($0.9 million), outside services ($0.3 million), provision for doubtful accounts ($0.3 million) and other expenses ($0.2 million).

     Consolidated selling, general and administrative expenses increased to $165.2 million in fiscal 2004 from $140.4 million in the prior year due to increases in employee benefits ($14.7 million), outside services ($3.7 million), the inclusion of Able for twelve months in fiscal 2004 versus six months in fiscal 2003 ($3.2 million), commissions ($1.5 million), engineering expenses (0.8 million), advertising expenses ($0.6 million), offset by a higher provision for doubtful accounts in the prior year for the Company’s

Mexico operations ($2.5 million). As a percent of sales, selling, general and administrative expenses for fiscal 2004 were 15% compared to 16% for fiscal 2003.

     Consolidated interest expense for fiscal 2004 decreased by 24%, to $15.1 million compared to $19.8 million for the prior year. This decline was primarily due to a decrease in outstanding debt for the year of $32.1 million and reduced interest rates resulting from the debt refinancing completed during the third quarter of fiscal 2004.

     Loss on debt extinguishment for fiscal 2004 was $9.9 million and consisted of a premium paid on the redemption of the Company’s 9.25% senior subordinated notes of $5.8 million and the write off of the unamortized deferred financing costs on the old credit facilities of $4.1 million because of the debt refinancing completed during the third quarter of fiscal 2004.

     Consolidated provision for income taxes for fiscal 2004 increased 102%, to $29.8 million compared to $14.8 million for the prior year. This increase was primarily due to an increase in income before taxes as the effective rate was 39.9% and 39.3% for 2004 and 2003, respectively.

RESULTS OF OPERATIONS FOR
FISCAL 2003 COMPARED TO 2002

     Consolidated sales for fiscal 2003 were $898.2 million compared with $953.4 million for fiscal 2002. Sales were down 6% due to the continued slowdown in non-residential construction. The metal construction industry has experienced declines beginning in 2001 and this trend continued throughout fiscal 2003. Based on Metal Building Manufacturers Association reports and public company information, the Company believes it outperformed its competitors in the metal construction industry, despite the difficult environment, due to increased market penetration, a low cost infrastructure, and a broad product offering including retrofit and repair, which is counter cyclical in an economic downturn. Intersegment sales in fiscal 2003 of $106.3 million represent products and services provided between the three segments for metal components, engineered building systems and metal coil coating of $45.1 million, $13.2 million and $48.0 million, respectively.

     Metal components sales for fiscal 2003 were $473.5 million compared to $507.1 million for fiscal 2002. Sales were down 7% due to the decline in general industry activity.

     Operating income of the metal components segment declined in fiscal 2003 by 2%, to $45.9 million compared to $46.8 million in the prior year. Of this $0.9 million decline, $6.3 million resulted from lower sales volume offset by an increase in margins of $2.5 million and a decrease of $2.9 million in selling and administrative expenses. As a percent of sales, operating income in fiscal 2003 was 10%

compared to 9% in fiscal 2002.

     Engineered building systems sales were $297.3 million for fiscal 2003 compared with $317.9 million for fiscal 2002, representing a 6% decline. The sales were down due to the industry decline in non-residential construction. Fiscal 2003 continued to see an overall decline in larger, more expensive projects and an increased focus on smaller, more complex projects that provided lower overall operating margins and required additional engineering effort, which was harder to absorb on smaller projects.

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

     Metal coil coating sales were $127.3 million for fiscal 2003 compared with $128.4 million for fiscal 2002, representing a 1% decline. Sales were down slightly due to the decline in non-residential construction activity.

     Operating income of the metal coil coating segment declined in fiscal 2003 by 10%, to $21.2 million, compared to $23.6 million in the prior year. Of this $2.4 million decline, $0.2 million resulted from lower sales volume, $2.7 million resulted from lower margins due to a $1.5 million expense associated with the establishment of a reserve for a known environmental liability discussed in Note 13 and lower selling prices due to competition offset by a $0.5 million decrease in selling and administrative expenses. As a percent of sales, operating income in fiscal 2003 was 17% compared to 18% in fiscal 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

General

     On October 30, 2004, the Company had working capital of $127.2 million compared to $66.6 million at the end of fiscal 2003. This 91% increase resulted primarily from increases in inventory and accounts receivable of $79.0 million and $12.2 million, respectively, offset by increases in accrued compensation and benefits and other accrued expenses of $21.5 million and $9.2 million, respectively. During fiscal 2004, the Company generated cash flow from operations of $23.7 million. This cash flow, along with cash from the beginning of the period, was used to fund capital expenditures of $9.3 million and repay $32.1 million in debt under the Company’s senior credit facilities.

Debt

     On June 18, 2004, the Company completed a $325 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full its then existing credit facility and redeem its $125 million of senior subordinated notes due 2009. The Company believes that the new credit facility provides it with increased financial flexibility and decreased borrowing costs. The current facility includes a $125 million (outstanding balance of $16.7 million at October 30, 2004), five-year revolving loan maturing on June 18, 2009 and a $200 million (outstanding balance of $200 million at October 30, 2004), six-year term loan maturing on June 18, 2010. The term loan requires mandatory prepayments of $0.5 million each quarter beginning in November 2004 with a final payment of $188.5 million at maturity.

     As a result of the June 18, 2004 refinancing of the senior credit facility, unamortized deferred financing costs of $4.1 million ($2.6 million after tax effect of $1.5 million) were written off during the third quarter of fiscal 2004. At November 1, 2003 and October 30, 2004, the unamortized balance in deferred financing costs was $4.8 million and $2.1 million, respectively.

     Loans on the senior credit facility bear interest, at the Company’s option, as follows: (1) base rate loans at the base rate plus a margin that fluctuates based on the Company’s leverage ratio and ranges from .25% to 1.25% on the revolving loan and 1.0% on the term loan and (2) LIBOR loans at LIBOR plus a margin that fluctuates based on the Company’s leverage ratio and ranges from 1.25% to 2.25% on the revolving loan and 2.00% on the term loan. Base rate is defined as the higher of the Wachovia Bank, National Association prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on its current leverage ratios, the Company will pay a margin of 0.25% on base rate loans and 1.25% on LIBOR loans under the revolving loan and a margin of 1% on base rate loans and 2% on LIBOR loans under the term loan during the first quarter of fiscal 2005.

     The senior credit facility is secured by security interests in (1) accounts receivable, inventory and equipment and related assets such as software, chattel paper, instruments and contract rights of the Company (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of the direct and indirect operating domestic subsidiaries of the Company.

The senior credit facility contains covenants that limit the

The required ratios for the periods indicated are as follows:

	2004	2005		2006	2007		2008

Maximum leverage ratio	4.00	4.00		4.00	4.00		4.00

Minimum interest coverage ratio	3.50	3.50	[1]	4.00	4.00	[2]	4.50	[3]

Maximum senior debt ratio	3.50	3.50	[4]	3.25	3.25	[5]	3.00	[6]

[1] Increases to 4.00 on May 1, 2005	[2] Increases to 4.50 on May 1, 2007	[3] Increases to 5.00 on May 1, 2008
[4] Decreases to 3.25 on May 1, 2005	[5] Decreases to 3.00 on May 1, 2007	[6] Decreases to 2.75 on May 1, 2008

Company’s senior debt and leverage ratios and require the Company to maintain minimum interest coverage ratios and net worth, as those terms are defined in the senior credit facility.

     At October 30, 2004, the Company’s leverage ratio was 1.73 to 1, its interest coverage ratio was 8.98 to 1, its senior debt ratio was 1.73 to 1, and the Company was in compliance with all of these requirements. The senior credit facility also limits the amount of permitted spending for capital additions ($30 million per year), the disposition of assets and the amount of investments and other indebtedness. The Company also was in compliance with all of these limits at October 30, 2004.

     The senior credit facility limits the Company’s ability to pay cash dividends and repurchase capital stock. Under the terms of the senior credit facility, the Company had available approximately $12 million to use for those purposes at October 30, 2004.

     The senior credit facility also restricts the Company’s ability to undertake additional debt or equity financing.

     Borrowings under the senior credit facility may be prepaid and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. The Company is required to make mandatory prepayments on the senior credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations and conditions. These prepayments must first be applied to the term loan and then to the reduction of the revolving commitment.

     At October 30, 2004, the Company had approximately $104 million in unused borrowing capacity (net of letters of credit outstanding of approximately $5 million) under the senior credit facility, of which a total of $20 million can be utilized for standby letters of credit.

     During the third quarter of fiscal 2004, the Company redeemed $125 million principal amount of its 9.25% senior subordinated notes for an aggregate of $130.8 million, including a redemption premium of $5.8 million.

     At October 30, 2004, the fair value of the Company’s long-term debt, based on current interest rates and quoted market price, was estimated to equal the carrying amount of $216.7 million.

     On November 16, 2004, the Company completed an offering of $180 million of 2.125% convertible senior subordinated notes due 2024. Refer to Note 14 – Subsequent Events of the consolidated financial statements for additional discussion.

     Part of the Company’s growth strategy is to make strategic acquisitions. During fiscal 2004, the Company positioned itself to execute this external growth strategy by refinancing its bank debt, redeeming its senior subordinated notes and preparing for its offering of convertible senior subordinated notes. On November 16, 2004, the Company completed the offering of $180 million of 2.125% convertible senior subordinated notes due 2024. The Company plans to use the net proceeds of the offering to finance future and pending acquisitions, and in December used approximately $17 million to pay the cash portion of the purchase price for Heritage Building Systems, Inc. and Steelbuilding. com, and $10 million to purchase the Company’s joint venture partner’s 49% minority interest in the Company’s manufacturing facility in Monterrey, Mexico. Pending the Company’s use of the remaining net proceeds for acquisitions, it has invested the balance in short-term debt securities or similar investments. If the Company does not apply the proceeds towards either (a) the purchase price of an acquisition or acquisitions within 12 months (and in certain circumstances, 18 months) of the closing of this offering or (b) the repayment of indebtedness outstanding under its revolving credit facility that was incurred to finance acquisitions, the remaining proceeds will, pursuant to the terms of the Company’s existing senior credit agreement, be applied towards the repayment of the outstanding balance on the Company’s senior term loan.

     The notes pay interest semi-annually at the rate of 2.125% per annum. The notes will be convertible into cash or, in certain circumstances, a combination of cash and shares of the Company’s common stock at an initial conversion rate equivalent to 24.9121 shares of common stock per $1,000 principal amount of notes, representing a conversion price of approximately $40.14 per common share. The notes will be convertible only in specified circumstances relating to, among other things, the trading price of shares of the Company’s common stock during any calendar quarter exceeding 120% of the conversion price then in effect for specified periods of time, subject to certain exceptions, the trading price of the notes being less than a specified percentage of the product of the closing price of the Company’s common stock and the applicable conversion rate for five consecutive trading days, the notes having been called for redemption by the Company, and the occurrence of certain corporate transactions and designated events. In addition, a make whole premium will be payable in connection with conversions of notes made in connection with certain designated events that occur on or prior to November 15, 2009. The notes will be general unsecured obligations of the Company and will be subordinated to the Company’s present and future senior indebtedness.

     The Company will have the right to redeem the notes beginning on November 20, 2009 at a redemption price equal to par plus accrued and unpaid interest (including additional amounts), if any. Holders of the notes will have the right to require the Company to repurchase all or some of their notes on November 15, 2009, November 15, 2014 and November 15, 2019 at a redemption price equal to par plus accrued and unpaid interest (including additional amounts), if any. Upon the occurrence of certain designated events, holders of the notes will also have the right to require the Company to purchase all or some of their notes at a redemption price equal to par plus accrued and unpaid interest (including additional amounts), if any and, in certain circumstances, a make whole premium.

Cash Flow

     The Company periodically evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, inventory levels, expansion plans, debt service requirements and other operating cash needs. To meet its short- and long-term liquidity requirements, including payment of operating expenses and repaying debt, the Company relies primarily on cash from operations. However, the Company has recently, as well as in the past, sought to raise additional capital and may do so again in the future.

     Historically since 1999, cash generated from operations and from sales of assets and investments has generated sufficient cash to fund acquisitions for an aggregate of approximately $34 million and to repay an aggregate of $348 million of the $565 million of long-term indebtedness outstanding after the acquisition of Metal Building Components, Inc. and California Finished Metals, Inc. in May 1998. The Company expects that, for the foreseeable future, cash generated from operations, sales of assets no longer needed for efficient operations and the available borrowings under its senior credit facility as well as the net proceeds from its recent offering of convertible senior subordinated notes will be sufficient to provide it the ability to fund its operations, provide the increased working capital necessary to support expected growth, fund planned capital expenditures for fiscal 2005 of approximately $27 million and expansion when needed, and pay scheduled interest and principal payments on its indebtedness. To the extent that the net proceeds of approximately $176 million from the Company’s offering of convertible senior subordinated notes are insufficient to fund acquisitions, the Company may be required to obtain funds from other sources, which may include refinancing or increasing its senior debt facility and issuing public or private debt or equity, or a combination thereof, all of which will be dependent on the Company’s continued compliance with the financial and other covenants in its existing senior credit facility and the indenture for its convertible senior subordinated notes. The Company expects that, to the extent it has not been able to prepay in full the outstanding balance of the revolving portion of its senior credit facility when it matures on June 18, 2009, or the $188.5 million final installment of its term loan when it matures on June 18, 2010, it will refinance any then outstanding balance by means of a new senior credit facility or other public or private equity or debt financings. There can be no assurance that any of these external sources of funds will be available to the Company at the time they are needed or that any of those financings can be arranged on acceptable terms, or terms as favorable as those now enjoyed by the Company under its existing indebtedness.

Inflation

     Inflation has not significantly affected the Company’s financial position or operations over the last three fiscal years. Metal components and engineered building systems sales are affected more by the availability of funds for construction and interest rates. No assurance can be given that inflation or interest rates will not fluctuate significantly, either or both of which could have an adverse effect on the Company’s operations.

Steel Prices

     The Company’s business is heavily dependent on the prices and supply of steel, which is the principal raw material used in its products. The steel industry is highly cyclical in nature, and steel prices have recently been volatile and may remain volatile in the future. Steel prices are influenced by numerous factors beyond the Company’s control, including general economic conditions, competition, labor costs, production costs, import duties and other trade restrictions. Beginning in the second quarter of fiscal 2004, there have been unusually rapid and significant pricing increases and severe shortages in the steel industry due in part to increased demand from China’s expanding economy and high energy prices. The Company does not have any long-term contracts for the purchase of steel and normally does not maintain an inventory of steel in excess of its current production requirements. However, during fiscal 2004, the Company made some purchases in advance of announced steel price increases. The Company can give no assurance that steel will remain available or that prices will not continue to be volatile. While most of the Company’s contracts have escalation clauses that allow the Company, under certain circumstances, to pass along all or a portion of increases in the price of steel after the date of the contract but prior to delivery, the Company may, for competitive or other reasons, not be able to pass such price increases along. If the available supply of steel declines, the Company could experience price increases that it is not able to pass on to its customers, a deterioration of service from its suppliers or interruptions or delays that may cause it not to meet delivery schedules to its customers. Any of these problems could adversely affect the Company’s results of operations and financial condition.

     The Company relies on two major suppliers for its supply of steel, and may be adversely affected by the bankruptcy, financial condition or other factors affecting those suppliers. During 2001 and 2002, the Company’s primary steel suppliers, Bethlehem Steel Corporation and National Steel Corporation, respectively, filed for protection under Federal bankruptcy laws. During the third quarter of fiscal 2003, U.S. Steel bought substantially all of the integrated steel-making assets of National Steel, and International

Steel Group, Inc. acquired the assets of Bethlehem Steel. During fiscal 2004, the Company purchased approximately 32% of its steel requirements from U.S. Steel and 28% of its steel requirements from International Steel Group, Inc. A prolonged labor strike against one or more of the Company’s principal domestic suppliers could have a material adverse effect on the Company’s operations. Furthermore, if one or more of the Company’s current suppliers is unable for financial or any other reason to continue in business or to produce steel sufficient to meet the Company’s requirements, essential supply of the Company’s primary raw materials could be temporarily interrupted and adversely affect the Company’s business.

OFF-BALANCE SHEET ARRANGEMENTS

     As part of its ongoing business, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of October 30, 2004, the Company was not involved in any material unconsolidated SPE transactions.

CONTRACTUAL OBLIGATIONS

The following table shows the Company’s known contractual obligations as of October 30, 2004 (in thousands):

	Payments due by period

		Less than			More than
Contractual Obligation	Total	1 year	1-3 years	4-5 years	5 years
Total debt	$216,700	$2,000	$6,000	$4,000	$204,700

Operating leases	15,561	4,382	5,510	2,778	2,891

Purchase obligations [1]	13,985	13,480	505	—	—

Other long-term obligations [2]	6,297	536	1,895	1,318	2,548

Total contractual obligations	$252,543	$20,398	$13,910	$8,096	$210,139

(1) Includes various agreements for steel delivery obligations, gas contracts and telephone service obligations. In general, purchase orders issued by the Company in the normal course of business can be terminated in whole or part for any reason without liability until receipt of product by the Company. (2) Includes contractual payments to or on behalf of former executives and projected supplemental retirement benefits for certain of the Company’s former and current executive officers.

CONTINGENT LIABILITIES AND COMMITMENTS

     NCI is required to have standby letters of credit as a collateral requirement of its insurance carrier for the Company’s projected exposure for worker’s compensation, general liability and auto claims. For all insurance carriers, the total standby letters of credit are approximately $5 million at October 30, 2004 and the Company has $20 million total available under its current senior credit facility.

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

Revenue recognition

     The Company recognizes revenues when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. Provisions are made, upon the sale, for estimated product returns and warranty liabilities. Costs associated with shipping and handling of products are included in cost of sales.

     Prior to the third quarter of fiscal 2004, a portion of the revenue for the metal coil coating segment was recognized upon completion of the painting process for consigned coils owned by the customer, which in most cases were the steel mills. This accounting treatment met the criteria to be recognized as revenue in accordance with SEC Staff Accounting Bulletin No. 101. In 2004, many steel mills which traditionally had consigned steel coils to the Company in this manner, abandoned that procedure, resulting in the Company purchasing and recognizing steel coils as inventory upon the arrival of such raw materials at the Company’s coil coating plants. As a result, during the third quarter of fiscal 2004, the Company changed its policy to recognize revenue upon shipment of the coils from the coil coating facilities to third parties. The impact of the accounting change during the third quarter of 2004 was not a material reduction to revenues and operating income for the Company of approximately $4.5 million and $0.8 million, respectively. This change would not have had a material effect on any prior periods presented and is not expected to materially affect future results.

Accruals for employee benefits

     The Company is self insured for a substantial portion of the cost of employee group health insurance and for the cost of workers’ compensation benefits. The Company purchases insurance from third parties which provides individual and aggregate stop loss protection for these costs. Each reporting period, the Company records the costs of its health insurance plan, including paid claims, an estimate of the change in incurred but not reported (“IBNR”) claims, taxes and administrative fees (collectively the “Plan Costs”)

as general and administrative expenses in the Consolidated Statements of Operations. The estimated IBNR claims are based upon both (i) a recent average level of paid claims under the plan; and (ii) an estimated lag factor to provide for those claims which have been incurred but no yet paid. For workers’ compensation costs, the Company monitors the number of accidents and the severity of such accidents to develop appropriate estimates for expected costs to provide both medical care and benefits during the period an employee is unable to work. These accruals are developed using third party estimates of the expected cost and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities. This statistical information is trended to provide estimates of future expected costs based on factors developed from the Company’s experience of actual claims cost compared to original estimates.

     The Company believes that the assumptions and information used to develop these accruals provide the best basis for these estimates each quarter because as a general matter, the accruals have historically proven to be reasonable and accurate. However, significant changes in expected medical and health care costs, negative changes in the severity of previously reported claims or changes in laws which govern the administration of these plans could have an impact on the determination of the amount of these accruals in future periods. The Company expensed approximately $17 million and $19 million for health insurance in fiscal 2003 and 2004, respectively and $3 million and $4 million for workers’ compensation in fiscal 2003 and 2004, respectively. The health insurance accrual balance was $5 million and $6 million at November 1, 2003 and October 30, 2004, respectively and the workers’ compensation accrual balance was $4 million and $5 million at November 1, 2003 and October 30, 2004, respectively. For the health insurance accrual, a change of 10% in the lag assumption would result in a financial impact of $0.5 million.

Goodwill

     The Company reviews the carrying values of its long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by SFAS No. 142. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of the Company’s assets and result in a non-cash impairment charge. Some factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business and significant negative industry or economic trends. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flow, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques. At October 30, 2004, the total value of goodwill was $318.2 million.

     As required by SFAS No. 142, goodwill must be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. The Company determined the fair value of each reporting unit by using a combination of present value and multiple of earnings valuation techniques and compared it to each reporting unit’s carrying value. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed the first step during the second quarter of fiscal 2002 which indicated that goodwill recorded in the metal components and metal coil coating segments was impaired as of November 1, 2001. Due to the potential impairment, the Company then completed step two of the test to measure the amount of the impairment. Based on that analysis, the transitional impairment losses for the metal components and metal coil coating segments were $57.1 million ($55.4 million after tax effect of $1.7 million) and $10.3 million ($9.7 million after tax effect of $0.6 million), respectively. The total transitional impairment charge of $67.4 million ($65.1 million after tax) was recognized as a cumulative effect of a change in accounting principle. The Company updated this review at year end as required by SFAS No. 142 and identified no additional impairment of goodwill. Based on current industry conditions and the Company’s performance, the operating units would have to experience a reduction of approximately 25% in forecasted discounted cash flow before any additional impairment would be required. See Note 3 of the consolidated financial statements for additional discussion of the adoption of SFAS No. 142.

Allowance for Doubtful Accounts

     The Company’s allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While the Company believes these processes effectively address its exposure for doubtful accounts and credit losses have historically been within expectations, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded by the Company. The Company had bad debt expense of $2.8 million for fiscal 2004 and at October 30, 2004, the balance of the consolidated allowance for doubtful accounts was $8.6 million.

Contingencies

     As discussed in Note 13 to the consolidated financial statements, the Company is involved in various legal proceedings and other contingencies, including environmental remediation, and the Company records liabilities for these types of matters in accordance with SFAS No. 5, Accounting for Contingencies. SFAS No. 5 requires a liability to be recorded based on the Company’s estimates of the probable cost of the resolution of a contingency. The Company estimates the probable cost by evaluating historical precedent as well as the specific facts relating to each particular contingency (including the opinion of outside advisors, professionals and experts). Historically, the Company’s estimates have been close to actual. The actual resolution of these contingencies may differ from the Company’s estimates and an appropriate adjustment to income could be required in a future period.

RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued Financial Interpretation (“FASB”) No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires variable interest entities (“VIEs”) to be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s expected residual returns, or both, as a result of the ownership, contractual or other financial interests in the entity. In December 2003, the FASB revised FIN No. 46 to provide companies with clarification of key terms, additional exemptions for application and an extended initial application period. FIN No. 46 is currently effective for all variable interest entities. The Company adopted FIN No. 46 as of March 31, 2004, and the adoption did not have a material impact on the Company’s financial position or results of operations.

     On October 11, 2004, the FASB ratified EITF Issue No. 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings Per Share which is effective for all periods ending after December 15, 2004 and is to be applied by retrospectively restating previously reported earnings per share (EPS). EITF Issue No. 04-8 addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted EPS. Under EITF Issue No. 04-8, the market price contingency should be ignored and these securities should be treated as non-contingent, convertible securities and always included in the diluted EPS computation. Notwithstanding the foregoing, if convertible debt has a “net share settlement” provision whereby all conversions are settled for a combination of cash (in an amount equal to the lesser of the principal amount of the notes and their conversion value) and shares, if any (shares are issuable only to the extent the conversion value exceeds the principal amount), then the issuer of such convertible debt is not required to include any shares issuable upon conversion in its calculation of fully diluted EPS until the market price of the underlying common stock exceeds the conversion price. In the event that the market price does exceed the conversion price, then the issuer of the convertible debt is required to use the treasury stock method of accounting for the difference between the market price in the applicable reporting period and the conversion price. The shares required to cover the difference will be included in calculating diluted earnings per share. On November 16, 2004, the Company completed an offering of $180 million of 2.125% convertible senior subordinated notes due 2024. Refer to Note 14 – Subsequent Events of the consolidated financial statements for additional discussion. Because the 2.125% convertible senior subordinated notes have a net share settlement provision, if, in future reporting periods, the market price of the Company’s common stock is less than the conversion price at fiscal year-end, the notes will not be included on an “if converted” basis in the calculation of the Company’s fully diluted EPS. The Company will be required to apply EITF Issue No. 04-8 beginning in the fiscal quarter ended January 28, 2005.

     On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share Based Payment (“SFAS No. 123(R)”), which replaces SFAS No. 123, and supersedes APB Opinion No. 25. SFAS No. 123(R) requires that all stock-based payments to employees, including grants of employee stock options, be recognized as compensation expense in the financial statements based on their fair values. SFAS No. 123(R) also requires that tax benefits associated with these stock-based payments be classified as financing activities in the statement of cash flow rather than operating activities as currently permitted. SFAS No. 123(R) will be effective for periods beginning after June 15, 2005. Accordingly, the Company will be required to apply SFAS No. 123(R) beginning in the fiscal quarter ended October 29, 2005. SFAS No. 123(R) offers alternative methods of adopting this final rule. At the present time, the Company has not yet determined which alternative method it will use. Depending on the method the Company adopts to calculate stock-based compensation expense upon the adoption of SFAS No. 123(R), the pro forma disclosure in Note 1 to the Consolidated Financial Statements may not be indicative of the stock-based compensation expense to be recognized in periods beginning after June 15, 2005.

LEGAL PROCEEDINGS

     As a result of the Company’s restatement of its financial results for the last half of fiscal 1999, all of fiscal 2000 and the first quarter of fiscal 2001, several class action lawsuits were filed against the Company and certain of its current officers in the United States District Court for the Southern District of Texas, commencing in April 2001. The lawsuits were consolidated into one class action lawsuit on August 16, 2001, and the plaintiffs filed a consolidated amended complaint on February 1, 2002. In the consolidated complaint the plaintiffs alleged, among other things, that during the financial periods that were restated, the Company made materially false and misleading statements about the status and effectiveness of a management information and accounting system used by the Company’s components division and costs associated with that system, failed to assure the system maintained books and records accurately reflecting inventory levels and costs of goods sold, failed to maintain internal controls on manual accounting entries made to certain inventory-related accounts in an effort to correct the data in the system, otherwise engaged in improper accounting practices that overstated earnings, and issued materially false and misleading financial statements. The plaintiffs further alleged the individual defendants traded in the Company’s common stock while in possession of material, non-public information regarding the foregoing. The plaintiffs in the consolidated complaint asserted various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and sought unspecified amounts of compensatory damages, interest and costs, including legal fees. On March 15, 2002, the Company filed a motion to dismiss plaintiffs’ consolidated complaint and a memorandum in support. In January 2004, the Company entered into an agreement to settle the lawsuits, without admitting any of the allegations against the Company or its officers, and agreed to pay $7.0 million for the dismissal of all claims, which is within the Company’s insurance coverage limits and has been agreed to by the Company’s insurance carriers. On June 10, 2004, the court agreed to the settlement and issued a final order dismissing the case with prejudice.

     In late 2003 and early 2004, a number of lawsuits were filed against several of the Company’s operating subsidiaries by Bethlehem Steel Corporation and National Steel Corporation in their respective bankruptcy proceedings, seeking reimbursement of preferential transfers allegedly made by the respective debtors in the 90 day period preceding their bankruptcy filings. Bethlehem alleges it made preferential payments to the Company’s subsidiaries of approximately $7.7 million, while National claims preferential payments in the aggregate amount of $6.3 million. The Company has denied the material allegations in the lawsuits and is vigorously defending against these claims. The Company believes these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

     The Company discovered the existence of polychlorinated biphenyls and heavy metals at its Metal Prep Houston site, which is located in an industrial area in Houston, Texas. Soil borings have been sampled and analyzed to determine the impact on the soil at this site, and the findings indicate that remediation of the site will likely be necessary. The Company has filed an application with the Texas Commission of Environmental quality (“TCEQ”) for entry into the Voluntary Cleanup Program. Based upon an analysis of projected remediation costs of the known contamination, the Company currently estimates that it will spend approximately $2.5 million to remediate this site, which includes future environmental consulting fees, oversight expenses and additional testing expenses. The Company has made a total accrual of $2.5 million ($1.5 million and $1.0 million in fiscal 2003 and 2004, respectively) to cover the estimated anticipated costs of remediation of these environmental issues. The Company is, however, still in the process of conducting sampling activities, the results of which may require it to change its current work plan. Because cleanup has not yet started and is expected to be a very complex process that may require changes in the current plan as the work progresses, because the Company is still in discussions with TCEQ as to the extent of additional investigation that needs to be performed to fully delineate the issues, and because the Company will need to work with both state and federal regulators to complete the investigation and remediation, the Company is not able to give assurance that actual costs will not exceed its estimate, perhaps significantly. The Company has a contractual indemnity by the immediate prior owner of the property, which it believes obligates that party to reimburse its response costs with respect to this condition. The Company has brought suit against the prior owner asserting this indemnity, and that party has disputed liability. The Company is also investigating other potentially responsible parties from whom to seek contribution and/or indemnification. However, it is possible that the Company’s efforts to obtain reimbursement of its response costs at this site may not be successful or may not prove to be cost effective for it. The Company has not recorded any receivables for potential reimbursements from third parties.

     On September 8, 2004, the Company filed suit in the 280th Judicial District Court of Harris County, Texas against Johnie Schulte, its former President and CEO, because it believes he is violating covenants he has with the Company prohibiting him from using or divulging its confidential information, soliciting its employees to leave the Company’s employment, and competing with the Company. In its complaint, NCI asked the court to rule that the covenants made by Mr. Schulte are enforceable and to enjoin Mr. Schulte from further violations. Prior to filing the lawsuit, the Company conducted an investigation in an effort to determine whether Mr. Schulte was in violation of the restrictive covenants. NCI also asked the court to declare that it could terminate a stream of payments totaling over $3.6 million over a period of ten years to Mr. Schulte because he has violated these covenants.

     From time to time, the Company is involved in various other legal proceedings and contingencies considered to be in the ordinary course of business. While the Company is not able to predict whether it will incur any liability in excess of insurance coverages or to accurately estimate the damages, or the range of damages, if any, the Company might incur in connection with these legal proceedings, the Company believes these legal proceedings will not have a material adverse effect on its business, consolidated financial condition or results of operations.

MARKET RISK DISCLOSURE

     The Company is subject to market risk exposure related to changes in its material cost. Steel constituted approximately 70% of the Company’s cost of sales for the fiscal year ended October 30, 2004. Beginning in the second quarter of fiscal 2004, there have been unusually rapid and significant pricing increases in the steel industry, which in many cases have resulted in up to 100% higher costs that have not yet fully worked their way through the Company’s pricing and cost structures. The steel industry is highly cyclical in nature, and steel prices are influenced by numerous factors beyond the Company’s control. These factors include general economic conditions, competition, labor costs, import duties, world-wide demand and other trade restrictions. Furthermore, a prolonged labor strike against one or more of the Company’s principal domestic suppliers could have a material adverse effect on the Company’s operations. If the available supply of steel declines or if one or more of the Company’s current suppliers is unable for financial or any other reason to continue in business or produce steel sufficient to meet the Company’s requirements, the Company could experience price increases that it could not pass along, a deterioration of service from its suppliers or interruptions or delays that may cause the Company not to meet delivery schedules to its customers. Additionally, with continued rapid steel price increases, the Company may not be able to pass on such increases or they may result in project delays or cancellations, resulting in lower gross margins and resulting profits, particularly in the engineered building systems segment. In a time of rapidly escalating steel prices, this segment is particularly vulnerable to pricing exposure because of longer lead times between quoting a job and shipment, typically two months or more. Additionally, a rapid decline in steel prices could affect the Company’s performance. Any of these problems could adversely affect the Company’s financial condition and results of operations.

     The Company is subject to market risk exposure related to changes in interest rates on its senior credit facility, which includes revolving credit notes and term notes. These instruments bear interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR.

     Under its senior credit facility, the Company may, at its option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months. At October 30, 2004, the Company had $216.7 million outstanding under its senior credit facilities. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $2.2 million on an annual basis. Based on November 1, 2003 outstanding floating rate debt, a one percent change in the interest rate would have caused a change in interest expense of approximately $1.2 million on an annual basis. The Company’s objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and expected lower overall cost as compared to fixed-rate borrowings.

     The Company redeemed its 9.25% senior subordinated notes due 2009 with the proceeds of its new $325 million senior credit facility described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” As a result of replacing the fixed rate notes with variable rate debt under the new credit facility, the Company will be subject to increased market risk as interest rates fluctuate. In the short-term, however, the Company believes it will experience a positive impact on earnings and cash flows as current interest rates are substantially lower that the 9.25% interest rate previously paid on the notes. The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates; however, there were no such swaps outstanding during any of the periods presented herein.

QUARTERLY FINANCIAL INFORMATION

NCI BUILDING SYSTEMS, INC.
In thousands, except per share data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2004

Sales	$215,406	$254,686	$295,814	$318,957

Gross profit	$50,217	$57,618	$68,236	$86,070

Net income [1]	$5,768	$7,693	$8,395	$23,034

Net income per share: [1,2]
Basic	$0.30	$0.39	$0.42	$1.15
Diluted	$0.29	$0.39	$0.41	$1.13

Fiscal Year 2003

Sales	$207,864	$199,198	$236,262	$254,826

Gross profit	$43,881	$41,600	$53,308	$58,730

Net income	$3,842	$2,018	$6,828	$10,112

Net income per share: [2]
Basic	$0.21	$0.11	$0.36	$0.53
Diluted	$0.20	$0.11	$0.36	$0.53

(1) During the third quarter of fiscal 2004, the Company completed a debt refinancing that consisted of a premium paid on the redemption of the Company’s 9.25% senior subordinated notes of $5.8 million and the write off of the unamortized deferred financing costs on the old credit facilities of $4.1 million for a total of $9.9 million ($5.8 million after tax). (2) The sum of the quarterly income per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

PRICE RANGE OF COMMON STOCK

The Company’s common stock is listed on the NYSE under the symbol “NCS.” As of January 10, 2005, there were 106 holders of record of the Company’s common stock. The Company has over 8,700 beneficial owners. The following table sets forth the quarterly high and low sale prices of the Company’s common stock, as reported by the NYSE, for the prior two years. The Company has never paid dividends on its common stock and is currently prohibited from doing so because of the terms of its senior credit facility.

Fiscal Year 2003	High	Low	Fiscal Year 2004	High	Low

February 1	$23.03	$17.98	January 31	$25.95	$21.75
May 3	$21.50	$14.90	April 30	$32.00	$22.55
August 1	$18.83	$16.55	July 31	$33.54	$27.15
November 1	$22.40	$17.07	October 30	$34.75	$27.25

Officers	Directors	Senior Executives

A.R. Ginn	A.R. Ginn[1]	Jimmy D. Anderson
Chairman of the Board,	Chairman of the Board	President, DBCI & Able Doors
Chief Executive Officer
	Norman C. Chambers[1]	Charles W. Dickinson
Norman C. Chambers	President & Chief Operating Officer	Executive Vice President, Sales
President & Chief Operating Officer		Metal Components
William D. Breedlove[2,4]
Eric J. Brown	Former Vice Chairman,	Mark W. Dobbins
Vice President & CIO	Hoak, Breedlove, Wesneski & Co.	Vice President, Manufacturing
Metal Components
Kelly R. Ginn	Gary L. Forbes [1,2,3]
President & COO, Metal Components	Vice President, EQUUS II Incorporated	Keith E. Fischer
President, Metallic Building Company
Donnie R. Humphries	Philip J. Hawk[2,3]
Secretary	Chairman & CEO, Team, Inc.	Richard F. Klein
President & COO, Metal Coaters
William A. Lawrence	Max L. Lukens [3,4]
Vice President & Controller	President & CEO	Dennis P. McDeavitt
	Stewart & Stevenson Services, Inc.	President, A&S
Kenneth W. Maddox
Executive Vice President, Administration	George Martinez [3,4]	Stephen C. Theall
	President, Chrysalis Partners, LLC	Vice President, Manufacturing
Robert J. Medlock	& Former Chairman, Sterling Bancshares, Inc.	Engineered Building Systems
Executive Vice President
CFO & Treasurer	W. Bernard Pieper[2,4]	Kimball D. Wells
	Private Investor	President, MESCO
Todd R. Moore	Former Vice Chairman, Halliburton Co.
Vice President & Ceneral Counsel		1 Executive Committee
	John K. Sterling[2,4]	2 Compensation Committee
William M. Young	Executive Vice President,Corporate Development	3 Audit Committee 4 Nominating and Corporate
President & COO, Engineered Buildings	Global 360, Inc.	Governance Committee

Corporate Headquarters	Common Stock Transfer Agent & Registrar
NCI BUILDING SYSTEMS, INC.	COMPUTERSHARE INVESTOR SERVICES
10943 North Sam Houston Parkway West	2 North Lasalle Avenue
Houston, Texas 77064 • 281-897-7788	Chicago, Illinois 60602

Legal Counsel	Auditors
BAKER BOTTS L.L.P.	ERNST & YOUNG L.L.P.

FORM 10-K

The Company’s Annual Report on Form 10-K for the year ended October 30, 2004, as filed with the Securities and
Exchange Commission, is available without charge upon request to Todd R. Moore at the address of the Corporate Headquarters.
The Company’s common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol NCS.

CERTIFICATIONS

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the fiscal year ended October 30, 2004. After the fiscal 2004 Annual
Meeting of Stockholders, the Company intends to file with the New York Stock Exchange the CEO certification regarding its compliance with the NYSE’s corporate governance listing standards as required by NYSE Rule 303A.12. Last year, the Company filed this CEO certification with the NYSE on March 23, 2004.

ANNUAL MEETING

The Annual Meeting of Shareholders of NCI Building Systems, Inc. will be held at 10:00 a.m. on
Friday, March 11, 2005, at the NCI Conference & Training Center, 7313 Fairview, Houston, Texas
77041. Shareholders of record as of January 10, 2005 will be entitled notice of and to vote at this time.

NCI Building Systems, INC. 10943 North Sam Houston Parkway West Houston, Texas 77064 www.ncilp.com