Form 10-K, Exhibit 13
period 2005-10-29
NCI BUILDING SYSTEMS INC
filed 2006-01-12
CIK 883902

Exhibit 13.1

NCI BUILDING SYSTEMS, INC.

FINANCIAL STATEMENTS AND OTHER INFORMATION

Table of Contents

SELECTED FINANCIAL DATA	2

CONSOLIDATED STATEMENTS OF OPERATIONS	3

CONSOLIDATED BALANCE SHEETS	4

CONSOLIDATED STATEMENTS OF CASH FLOWS	5

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	7

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING	25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27

PRICE RANGE OF COMMON STOCK	40

SELECTED FINANCIAL DATA

The selected financial data for the three fiscal years ended October 29, 2005 and as of October 30, 2004 and October 29, 2005 has been derived from the audited consolidated financial statements included elsewhere herein. The selected financial data for the two fiscal years ended November 2, 2002 and as of November 1, 2003, November 2, 2002 and October 31, 2001 has been derived from audited consolidated financial statements not included herein. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the notes thereto included under “Financial Statements and Supplementary Data.”

	2001		2002		2003	2004		2005
	In thousands, except per share data
Sales	$954,877		$953,442		$898,150	$1,084,863		$1,130,066
Income before cumulative effect of change in accounting principle	16,535	(1),(2)	31,314	(3)(4)	22,800	44,890	(3)	55,951
Income per share before cumulative effect of change in accounting principle
Basic:	0.91		1.70		1.21	2.28		2.73
Diluted:	0.91	(1), (2)	1.68	(1),(3),(4)	1.20	2.24	(3)	2.68
Working capital	49,461		80,157		66,585	130,806		293,051
Total assets	838,812		721,265		713,160	786,426		990,219
Total debt	367,500		297,300		248,750	216,700		373,000
Stockholders’ equity(5)	$330,343		$303,459		$331,751	$401,177		$444,144
Average common shares (assuming dilution)	18,265		18,692		18,969	19,996		20,857

(1)	Includes goodwill amortization of $12.2 million ($11.2 million after tax, or $0.61 per diluted share) in 2001. Goodwill is no longer amortized beginning in fiscal 2002 in accordance with the provisions of SFAS 142. Refer to Note 7 to the consolidated financial statements for additional information.
(2)	Includes restructuring charge of $2.8 million ($1.8 million after tax, or $0.09 per diluted share) in 2001.
(3)	Includes losses on debt refinancing of $1.2 million ($0.8 million after tax) and $9.9 million ($5.8 million after tax) in fiscal 2002 and fiscal 2004, respectively.
(4)	During fiscal 2002, we recorded a transitional goodwill impairment loss as required per SFAS 142, which was reported as a cumulative effect of a change in accounting principle in the amount of $65.1 million ($3.49 per diluted share). This resulted in a net loss of $33.8 million ($1.81 per diluted share).
(5)	Historically, we have not paid dividends.

CONSOLIDATED STATEMENTS OF OPERATIONS

NCI BUILDING SYSTEMS, INC.

(In thousands, except per share data)

	Fiscal year ended
	November 1, 2003	October 30, 2004	October 29, 2005
Sales	$898,150	$1,084,863	$1,130,066
Cost of sales	700,631	822,722	850,699

Gross profit	197,519	262,141	279,367
Selling, general and administrative expenses	140,356	165,165	174,897

Income from operations	57,163	96,976	104,470
Interest income	12	68	5,019
Interest expense	(19,777)	(15,126)	(14,459)
Loss on debt refinancing	—	(9,879)	—
Other income, net	160	2,618	1,181

Income before income taxes	37,558	74,657	96,211
Provision for income taxes	14,758	29,767	40,260

Net income	$22,800	$44,890	$55,951

Earnings per share:
Basic	1.21	2.28	2.73

Diluted	1.20	2.24	2.68

Weighted average shares outstanding:
Basic	18,811	19,709	20,501
Diluted	18,969	19,996	20,857

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

NCI BUILDING SYSTEMS, INC.

(In thousands, except share data)

ASSETS	October 30, 2004	October 29, 2005
Current assets:
Cash and cash equivalents	$8,222	$200,716
Accounts receivable, net	108,869	110,094
Inventories, net	138,363	113,421
Deferred income taxes	16,442	15,470
Prepaid expenses	6,491	2,963

Total current assets	278,387	442,664
Property, plant and equipment, net	185,687	185,278
Goodwill	318,247	339,157
Other assets	4,105	23,120

Total assets	$786,426	$990,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$2,000	$2,000
Accounts payable	57,569	55,874
Accrued compensation and benefits	41,007	34,475
Accrued interest	980	4,298
Other accrued expenses	46,025	52,966

Total current liabilities	147,581	149,613

Long-term debt	214,700	371,000
Deferred income taxes	22,968	25,462

Total long-term liabilities	237,668	396,462

Stockholders’ equity:
Preferred stock, $1 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized; 20,344,752 and 21,408,697 shares issued in 2004 and 2005, respectively	204	208
Additional paid-in capital	134,210	167,960
Retained earnings	273,378	329,329
Unearned restricted stock compensation	(6,612)	(12,674)
Treasury stock, at cost, (229 shares and 1,063,229 shares in 2004 and 2005, respectively)	(3)	(40,679)

Total stockholders’ equity	401,177	444,144

Total liabilities and stockholders’ equity	$786,426	$990,219

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NCI BUILDING SYSTEMS, INC.

(In thousands)

	Fiscal year ended
	November 1, 2003	October 30, 2004	October 29, 2005
Cash flows from operating activities:
Net income	$22,800	$44,890	$55,951
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on debt refinancing	—	9,879	—
Depreciation and amortization	23,007	22,974	24,488
Loss on sale of fixed assets	975	202	134
Inventory obsolescence	172	1,255	602
Provision for doubtful accounts	3,842	2,769	273
Deferred income taxes	(705)	(4,759)	2,356
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts and other receivables	517	(6,692)	13,942
Inventories	9,893	(80,284)	26,227
Prepaid expenses	(114)	(248)	(1,378)
Accounts payable	2,956	(1,554)	(5,731)
Accrued expenses	5,925	35,298	1,403

Net cash provided by operating activities	69,268	23,730	118,267
Cash flows from investing activities:
Acquisitions	(4,310)	—	(27,399)
Capital expenditures	(17,912)	(9,327)	(19,524)
Proceeds from sale of fixed assets	1,634	1,458	2,196
Changes in other noncurrent assets	2,257	1,858	(1,078)

Net cash used in investing activities	(18,331)	(6,011)	(45,805)
Cash flows from financing activities:
Proceeds from stock options exercised	2,401	16,409	9,362
Issuance of convertible debt	—	—	180,000
Net borrowings (payments) on revolving lines of credit	(42,300)	11,700	(16,700)
Borrowings on long-term debt	—	200,000	—
Payments on long-term debt	(6,250)	(243,750)	(7,000)
Payment of refinancing costs	—	(8,060)	(4,954)
Purchase of treasury stock	(114)	—	(40,676)

Net cash provided by (used in) financing activities	(46,263)	(23,701)	120,032
Net increase (decrease) in cash and cash equivalents	4,674	(5,982)	192,494
Cash and cash equivalents at beginning of period	9,530	14,204	8,222

Cash and cash equivalents at end of period	$14,204	$8,222	$200,716

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

NCI BUILDING SYSTEMS, INC.

(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Restricted Stock Compensation	Treasury Stock	Stockholders’ Equity
Balance, November 2, 2002	$187	$97,903	$205,688	—	$(319)	$303,459
Treasury stock purchases	—	—	—	—	(114)	(114)
Treasury stock used for stock option exercises	—	(79)	—	—	430	351
Common stock issued for stock option exercises	2	2,048	—	—	—	2,050
Tax benefit from stock option exercises	—	585	—	—	—	585
Common stock issued for contribution to 401(k) plan	1	2,619	—	—	—	2,620
Net income	—	—	22,800	—	—	22,800

Balance, November 1, 2003	190	103,076	228,488	—	(3)	331,751
Common stock issued for stock option exercises	10	16,399	—	—	—	16,409
Tax benefit from stock option exercises	—	3,126	—	—	—	3,126
Common stock issued for contribution to 401(k) plan	2	4,316	—	—	—	4,318
Issuance of restricted stock	2	7,293	—	(7,295)	—	—
Earned portion of restricted stock compensation	—	—	—	683	—	683
Net income	—	—	44,890	—	—	44,890

Balance, October 30, 2004	204	134,210	273,378	(6,612)	(3)	401,177
Treasury stock purchases	—	—	—	—	(40,676)	(40,676)
Common stock issued for stock option exercises	4	9,353	—	—	—	9,357
Tax benefit from stock option exercises	—	3,369	—	—	—	3,369
Common stock issued for contribution to 401(k) plan	1	4,916	—	—	—	4,917
Issuance of restricted stock	(3)	9,751	—	(9,751)	—	(3)
Earned portion of restricted stock compensation	—	—	—	3,689	—	3,689
Stock issued for acquisition	2	6,361	—	—	—	6,363
Net income	—	—	55,951	—	—	55,951

Balance, October 29, 2005	$208	$167,960	$329,329	$(12,674)	$(40,679)	$444,144

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NCI BUILDING SYSTEMS, INC.

1. NATURE OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

NCI Building Systems, Inc. (together with its subsidiaries and predecessors, unless otherwise indicated, the “Company,” “we,” “us” or “our”) is one of North America’s largest integrated manufacturers and marketers of products for the non-residential construction industry. We design, manufacture and market metal components and engineered building systems and provide metal coil coating services primarily for non-residential construction use. We manufacture and distribute extensive lines of metal products for the non-residential construction market under multiple brand names through a nationwide network of plants and distribution centers. We sell our products for both new construction and repair and retrofit applications. We follow an accounting calendar that incorporates a four-four-five week calendar each quarter with year end on the Saturday closest to October 31. The year end for fiscal 2005 is October 29, 2005.

We aggregate our operations into three reportable business segments: metal components, engineered building systems and metal coil coating. We base this aggregation on similarities in product lines, manufacturing processes, marketing and how we manage our business. We market the products in each of our business segments nationwide through a direct sales force and, in the case of our engineered building systems segment, through authorized builder networks.

Our consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. Prior to our purchase of our joint venture partner’s 49% interest in our manufacturing facility in Monterrey, Mexico (see Note 15), we consolidated our Mexico operations in our financial statements and through November 27, 2004, which was the end of November business and that portion we did not own was reported as minority interest, which is included in retained earnings in our consolidated statements of operations and balance sheet. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

For investments in joint ventures and other entities that do not meet the criteria of a variable interest entity, we use the equity method of accounting where our ownership is between 20 percent and 50 percent or where our ownership is more than 50 percent and we do not have significant influence or control over the unconsolidated subsidiary. We use the cost method of accounting for investments in unconsolidated subsidiaries where our ownership is less than 20 percent and where we do not have significant influence over the unconsolidated subsidiary. We consolidate those investments that meet the criteria where we are deemed to be the primary beneficiary for accounting purposes and for entities in which we have a majority voting interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for bad debts and inventory reserves and accruals for employee benefits, general liability insurance, warranties and certain contingencies. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and may consist of time deposits with a number of commercial banks with high credit ratings, Eurodollar time deposits, certificates of deposit and commercial paper. We may also invest excess funds in no-load, open-end, management investment trusts (“mutual funds”). The mutual funds invest exclusively in high quality money market instruments.

(c) Accounts Receivable and Related Allowance

We report accounts receivable net of the allowance for doubtful accounts. Trade accounts receivable are the result of sales of building systems, components and coating services to customers throughout the United States and affiliated territories, including international builders who resell to end users. All sales are denominated in U.S. dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

We establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed is unlikely to occur. In establishing these reserves, we consider changes in the financial position of a customer, availability of security, lien rights and bond rights as well as disputes, if any, with our customers. Our allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected.

This allowance was $8.6 million and $6.7 million at October 30, 2004 and October 29, 2005, respectively. We determine past due status as of the contractual payment date. Interest on delinquent accounts receivable is included in the trade accounts receivable balance and recognized as interest income when chargeable and collectibility is reasonably assured. Uncollectible accounts receivable trade are written off when a settlement is reached for an amount that is less than the outstanding historical balance or we have exhausted all collection efforts.

(d) Inventories

Inventories are stated at the lower of cost or market value less allowance for inventory obsolescence, using specific identification or the weighted-average method for steel coils and other raw materials. Allowance for inventory obsolescence was $2.9 million and $2.8 million at October 30, 2004 and October 29, 2005, respectively.

The components of inventory are as follows (in thousands):

	October 30, 2004	October 29, 2005
Raw materials	$103,411	$83,180
Work in process and finished goods	34,952	30,241

	$138,363	$113,421

During fiscal 2005, we purchased a majority of our steel requirements from International Steel Group (“ISG”)/Mittal Steel USA, Nucor and US Steel. Mittal Steel USA purchased ISG in April 2005. Each of the suppliers accounted for more than 10% of our total steel purchases during fiscal 2004 and 2005. No other steel supplier accounted for more than 10% of steel purchases during fiscal 2004 and 2005.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized using the straight-line method over the life of the underlying lease. Computer software developed or purchased for internal use is depreciated using the straight-line method over its estimated useful life.

Depreciation expense for fiscal 2003, 2004 and 2005 was $23.0 million, $23.0 million and $23.5 million, respectively. Of this depreciation expense, $3.4 million, $3.5 million and $4.0 million was related to software depreciation for fiscal 2003, 2004 and 2005, respectively.

Property, plant and equipment consist of the following (in thousands):

	October 30, 2004	October 29, 2005
Land	$13,251	$14,613
Buildings and improvements	120,660	122,740
Machinery, equipment and furniture	153,512	167,164
Transportation equipment	2,731	2,649
Computer software and equipment	36,978	40,368

	327,132	347,534
Less accumulated depreciation	(141,445)	(162,256)

	$185,687	$185,278

Estimated useful lives for depreciation are:

Buildings and improvements 10 – 39 years

Machinery, equipment and furniture 3 – 10 years

Transportation equipment 5 – 10 years

Computer software and equipment 3 – 7 years

(f) Goodwill and Other Intangible Assets

We review the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in a non-cash impairment charge. Some factors considered important that could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of acquired assets or the strategy for our overall business and significant negative industry or economic trends. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flow, multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques. See Note 7.

(g) Revenue Recognition

We recognize revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. Provisions are made upon the sale for estimated product returns. Costs associated with shipping and handling our products are included in cost of sales.

Prior to the third quarter of fiscal 2004, a portion of the revenue for the metal coil coating segment was recognized upon completion of the painting process for consigned coils owned by certain of our customers, which in most cases were steel mills. This accounting treatment met the criteria to be recognized as revenue in accordance with the Securities and Exchange Commission’s (the “SEC”) Staff Accounting Bulletin (“SAB”) No. 101. In 2004, many steel mills that traditionally had consigned steel coils to us in this manner abandoned that procedure, resulting in purchasing and recognizing steel coils as inventory upon the arrival of such raw materials at our coil coating plants. As a result, during the third quarter of fiscal 2004, we changed our policy to prospectively recognize revenue upon shipment of the coils from the coil coating facilities to third parties. The impact of the accounting change during the third quarter of fiscal 2004, which was not material, was a reduction to our revenues and operating income of approximately $4.5 million and $0.8 million, respectively. This change would not have had a material effect on any prior periods presented and is not expected to materially affect future results.

(h) Warranty

We sell weather tightness warranties to our customers for protection from leaks in our roofing systems related to weather. These warranties range from two years to 20 years. We sell two types of warranties, standard and single source, and three grades of coverage for each. The type and grade of coverage determines the price to the customer. For standard warranties, our responsibility for leaks in a roofing system begins after 24 consecutive leak-free months. For single source warranties, the roofing system must pass our inspection before warranty coverage will be issued. Inspections are typically performed at three stages of the roofing project: (i) at the project start-up; (ii) at the project mid-point and (iii) at the project completion. These inspections are included in the cost of the warranty. If the project requires or the customer requests additional inspections, those inspections are billed to the customer. Upon the sale of a warranty, we record revenue as deferred revenue, which is included in other accrued expenses in our consolidated balance sheets. We amortize this deferred warranty revenue over the weighted average coverage, which is approximately 18 years, to approximate our estimated expense. At October 30, 2004 and October 29, 2005, our unamortized liability for weather tightness warranty was $5.1 million and $6.2 million, respectively.

(i) Self Insurance

We are self insured for a substantial portion of the cost of employee group health insurance and for the cost of workers’ compensation benefits. We purchase insurance from third parties that provides individual and aggregate stop loss protection for these costs. Each reporting period, we record the costs of our health insurance plan, including paid claims, an estimate of the change in incurred but not reported (“IBNR”) claims, taxes and administrative fees (collectively the “Plan Costs”) as general and administrative expenses in our consolidated statements of operations. The estimated IBNR claims are based upon (i) a recent average level of paid claims under the plan, (ii) an estimated lag factor and (iii) an estimated growth factor to provide for those claims that have been incurred but not yet paid. In fiscal 2004 and prior years, we based our health insurance accrual on at least three months for claims submitted. With improvements in technology, claims processing improved with claims being submitted, processed and paid in a much shorter time frame. As such, in fiscal 2005, we changed our methodology on a prospective basis for determining the amount of health insurance accrual to one that considers claims growth and claims lag, which is the length of time between the incurred date and processing date. The change in methodology resulted in a reduction of our health insurance accrual of approximately $3.0 million, $1.8 million net of tax, or $0.09 per diluted share, in fiscal 2005 over fiscal 2004.

For workers’ compensation costs, we monitor the number of accidents and the severity of such accidents to develop appropriate estimates for expected costs to provide both medical care and benefits during the period an employee is unable to work. These accruals are developed using third party estimates of the expected cost and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities. This statistical information is trended to provide estimates of future expected costs based on factors developed from our experience of actual claims cost compared to original estimates. We expensed approximately $17 million, $19 million and $17 million for health insurance in fiscal 2003, 2004 and 2005, respectively, and $3 million, $4 million, and $3 million for workers’ compensation in fiscal 2003, 2004 and 2005, respectively. The health insurance accrual balance was $6.0 million and $2.9 million at October 30, 2004 and October 29,

2005, respectively, and the workers’ compensation accrual balance was $5 million and $4 million at October 30, 2004 and October 29, 2005, respectively.

(j) Income Taxes

We account for income taxes in accordance with SFAS 109, Accounting for Income Taxes. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting carrying values and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance for a deferred tax asset is recorded when it is more likely than not that some or all of the benefit from the deferred tax will not be realized. See Note 8.

(k) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $2.6 million, $3.1 million and $4.7 million in fiscal 2003, 2004 and 2005, respectively.

(l) Impairment of Long-Lived Assets

We assess impairment of property plant, and equipment in accordance with the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. Property and equipment held for sale are recorded at the lower of net book value or fair value.

(m) Stock-Based Compensation

We account for stock-based employee compensation using the intrinsic value method under Accounting Principles Board (“APB”) Opinion 25 and related interpretations. Alternatively, under SFAS 123, Accounting for Stock-Based Compensation, employee stock-based compensation is recognized over the vesting period based on the fair value of the underlying awards on the date of grant. SFAS 123 currently does not require an entity to adopt these provisions, but rather, permits continued application of APB 25. We have elected to continue accounting for our stock-based compensation under APB 25 and related interpretations. The fair value of the stock options is determined using the Black-Scholes option pricing model. Since the exercise price of our employee stock options equals the market price of the underlying stock on the date of the grant, we currently record no compensation expense for our stock option awards.

Compensation expense recorded for restricted stock awards under the intrinsic value method is consistent with the expense that would be recorded under the fair value-based method. We recorded pretax compensation expense relating to restricted stock awards of $0.7 million and $3.7 million for fiscal 2004 and 2005, respectively. Stock-based compensation expense related to fiscal 2003 was not significant. Unearned compensation is shown as a reduction of stockholders’ equity in our consolidated balance sheets.

If compensation expense for grants to employees under our long-term incentive plans was recognized using the fair value method of accounting under SFAS 123 rather than the intrinsic value method under APB 25, net income and earnings per share would have been reduced to the pro forma amounts below (in thousands, except per share data):

	Fiscal Year Ended
	November 1, 2003	October 30, 2004	October 29, 2005
Reported net income	$22,800	$44,890	$55,951
Add back: Stock-based employee compensation expense included in reported net income, net of tax	—	444	2,395
Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(2,278)	(3,062)	(7,690)

Pro forma net income	$20,522	$42,272	$50,656
Basic Earnings Per Share
As reported	$1.21	$2.28	$2.73

Pro forma	$1.09	$2.14	$2.47

Diluted Earnings Per Share
As reported	$1.20	$2.24	$2.68

Pro forma	$1.08	$2.11	$2.43

The weighted average grant-date fair value of options granted during fiscal 2003, 2004 and 2005 was $11.40, $17.39 and $21.48, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Fiscal Year Ended
	November 1, 2003	October 30, 2004	October 29, 2005
Risk-free interest rate	2.7%–3.7%	3.5%–4.4%	3.9%–4.1%
Expected volatility	55.6%	54.5%	57.0%
Weighted average expected life (in years)	7	8	8

Expected dividend yield was not considered in the option pricing model since we do not pay dividends and have no current plans to do so in the future.

(n) Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(o) Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which requires retrospective application to all prior period financial statements presented for voluntary changes in accounting principle unless it is impracticable. This statement replaces APB 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in reporting entity and the correction of errors. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS 154 effective October 30, 2006, the beginning of our fiscal 2007, and we do not expect the adoption of this statement to have an impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The APB opinion required that the asset acquired in an exchange transaction be accounted for based on the recorded value of the asset relinquished. The amendment in SFAS 153 requires that the asset acquired be accounted for at fair value and should not consider the recorded value of the asset relinquished in the exchange. In addition, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. We will adopt the provisions of this statement effective October 30, 2005, the beginning of our fiscal 2006, and we do not expect the adoption to have an impact on our financial condition, results of operations or cash flows.

In November 2004, the FASB issued SFAS 151, Inventory Costs – An amendment of ARB No. 43, Chapter 4. SFAS 151 clarifies that all abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. In addition, this statement requires that allocation of fixed production overheads to conversion cost should be based on normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and are to be applied on a prospective basis. We will adopt the provisions of this statement effective October 30, 2005, the beginning of our fiscal 2006, and we do not expect adoption to have an impact on our consolidated financial condition, results of operations or cash flows.

In October 2004, the FASB ratified EITF 04-08, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings Per Share, which is effective for all periods ending after December 15, 2004 and is to be applied by retrospectively restating previously reported earnings per share (“EPS”). EITF 04-08 addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted EPS. Under EITF 04-08, the market price contingency should be ignored and these securities should be treated as non-contingent, convertible securities and always included in the diluted EPS computation. Notwithstanding the foregoing, if convertible debt has a “net share settlement” provision whereby all conversions are settled for a combination of cash (in an amount equal to the lesser of the principal amount of the notes and their conversion value) and shares, if any (shares are issuable only to the extent the conversion value exceeds the principal amount), then the issuer of such convertible debt is not required to include any shares issuable upon conversion in its calculation of fully diluted EPS until the market price of the underlying common stock exceeds the conversion price. In the event that the market price does exceed the conversion price, then the issuer of the convertible debt is required to use the treasury stock method of accounting for the difference between the market price in the applicable reporting period and the conversion price. The shares required to cover the difference will be included in calculating diluted EPS. We adopted EITF 04-08 in the fiscal quarter ended January 28, 2005.

In November 2004, we completed an offering of $180 million of 2.125% convertible senior subordinated notes due 2024. See Note 6. Because the 2.125% convertible senior subordinated notes have a net share settlement provision, the Notes will be included on an “if converted” basis in the calculation of our fully diluted EPS in future reporting periods where the market price of our common stock is higher than the conversion price at fiscal year-end. See Note 13.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payment (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25 and amends SFAS 95, Statement of Cash Flows. While the approach in SFAS 123(R) is similar to the approach described in SFAS 123, SFAS 123(R) requires recognition in the income statement of all share-based payments, including grants of employee stock options, based on their fair values, and pro forma disclosure is no longer an alternative. We are required to adopt SFAS 123(R) in the first fiscal quarter of 2006, which begins October 30, 2005.

SFAS 123(R) permits adoption using one of two methods, a modified prospective method (“Prospective Method”) or a modified retrospective method (“Retrospective Method”). With the Prospective Method, costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) for (i) all share-based payments granted after the effective date of SFAS 123(R), and (ii) all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The Retrospective Method applies the requirements of the Prospective Method but further permits entities to restate all prior periods presented based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures required under SFAS 95. Management expects adoption of SFAS 123(R) to have a significant impact on our results of operations.

We will adopt SFAS 123(R) effective October 30, 2005 using the Prospective Method. To estimate the value of stock options granted to employees, we currently use the Black-Scholes formula, which is an acceptable share-based valuation model, and will continue using this model upon adoption of SFAS 123(R). With adoption of SFAS 123(R) using the Prospective Method, we expect to recognize approximately $6 million to $8 million, $3.6 million to $4.8 million, net of tax or $0.17 to $0.23 per diluted share, in total stock based compensation expense in fiscal year 2006. In addition to the compensation cost recognition requirements, SFAS 123(R) also requires the tax deduction benefits for an award in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow. We do not expect adoption of this statement to have any effect on our financial position or cash flows.

3. OTHER ACCRUED EXPENSES

Other accrued expenses are comprised of the following (in thousands):

	October 30, 2004	October 29, 2005
Customer deposits	$4,091	$12,869
Other accrued expenses	41,934	40,097

Total Other Accrued Expenses	$46,025	$52,966

4. SUPPLEMENTARY CASH FLOW INFORMATION

The following table sets forth interest and taxes paid in each of the three fiscal years presented (in thousands):

	Fiscal Year Ended
	November 1, 2003	October 30, 2004	October 29, 2005
Interest paid	$13,954	$20,552	$11,140
Taxes paid	14,794	26,276	32,564

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Cash and cash equivalents – The carrying amounts approximate fair value because of the short maturity of those instruments.

Accounts receivable – The carrying amounts approximate fair value because all amounts are current. Any accounts receivable outstanding for a period greater than one year are evaluated for collectibility and marked to fair value.

Debt – The fair value of our fixed rate debt is calculated based on market prices. The carrying value of variable rate debt approximates fair value.

	October 30, 2004		October 29, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)		(in thousands)
Cash and cash equivalents	$8,222	$8,222	$200,716	$200,716
Accounts receivable	108,869	108,869	110,094	110,094
Debt	216,700	216,700	373,000	395,000

6. LONG-TERM DEBT

Debt is comprised of the following (in thousands):

	October 30, 2004	October 29, 2005
$125 Million Revolving Credit Facility – final maturity June 2009	$16,700	$—
$200 Million Term Loan, due June 2010	200,000	193,000
2.125% Convertible Senior Subordinated Notes, due November 2024	—	180,000

	216,700	373,000
Current portion of long-term debt	(2,000)	(2,000)

Total long-term debt	$214,700	$371,000

The scheduled maturity of our debt is as follows (in thousands):

2006	$2,000
2007	2,000
2008	2,000
2009	2,000
2010 and thereafter	365,000

$373,000

In June 2004, we completed a $325 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full our then existing credit facility and redeem our $125 million senior subordinated notes due 2009. We believe that the new credit facility provides us with increased financial flexibility and decreased borrowing costs. The current facility includes a $125 million, five-year revolving loan maturing on June 18, 2009 and a $200 million, six-year term loan maturing on June 18, 2010. The term loan requires mandatory payments of $0.5 million each quarter beginning in November 2004 with a final payment of $188.5 million at maturity. At October 30, 2004, we had $16.7 million and $200.0 million outstanding under our revolving loan and term loan, respectively. At October 29, 2005, we had $193.0 million outstanding under our term loan and no amounts outstanding under our revolving loan.

As a result of the June 2004 refinancing of the senior secured credit facility, unamortized deferred financing costs of $4.1 million ($2.6 million net of tax) were expensed during the third quarter of fiscal 2004.

At October 30, 2004 and October 29, 2005, the unamortized balance in deferred financing costs was $2.1 million and $6.4 million, respectively.

In October 2005, we amended our $325 million senior secured credit facility. The amendments, among other things, (i) provided a permanent waiver of the mandatory prepayment provision that pertained to the $180 million convertible senior subordinated notes issued in November 2004, (ii) reduced the applicable margin on the term loan from LIBOR plus 2.0% to LIBOR plus 1.5%, (iii) increased the restricted payments basket from $25.0 million plus 25% of net income to $35.0 million plus 25% of net income and (iv) accelerated the scheduled step-down of the maximum senior leverage ratio to 3:1 from May 2007, the original effective date, to the date of the amendment.

Loans on the senior secured credit facility bear interest, at our option, as follows: (1) base rate loans at the base rate plus a margin, which for term loans is 0.5% and for revolving loans fluctuates based on our leverage ratio and ranges from 0.25% to 1.25% and (2) LIBOR loans at LIBOR plus a margin, which for term loans is 1.50% and for revolving loans fluctuates based on our leverage ratio and ranges from 1.25% to 2.25%. Base rate is defined as the higher of the Wachovia Bank, National Association prime rate or the overnight Federal Funds rate plus a margin, which for term loans is 0.50% and for revolving loans fluctuates based on our leverage ratio and ranges from 0.25% to 1.25%, and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on our current leverage ratios, we will pay a margin of 0.75% on base rate loans and 1.75% on LIBOR loans under the revolving loan and a margin of 0.50% on base rate loans and 1.50% on LIBOR loans under the term loan during the first quarter of fiscal 2006.

The senior secured credit facility is secured by (1) 100% of our accounts receivable, inventory and equipment and related assets such as our software, chattel paper, instruments and contract rights (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of our direct and indirect operating domestic subsidiaries and 65% of the capital stock in each of our foreign subsidiaries.

The senior secured credit facility requires compliance with various covenants and provisions customary for agreements of this nature, including a minimum ratio of Consolidated EBITDA (as defined in the senior secured credit facility) to interest expense of four to one and maximum ratios of total debt and senior debt to Consolidated EBITDA of four to one and three to one, respectively.

Borrowings under the senior secured credit facility may be repaid at anytime and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. We are required to make mandatory payments on the senior secured credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations and conditions. These payments must first be applied to the term loan and then to the reduction of the revolving commitment.

At October 30, 2004 and October 29, 2005, we had approximately $104 million and $118 million, respectively, in unused borrowing capacity (net of letters of credit outstanding of approximately $5 million and $7 million, respectively) under the senior secured credit facility, of which a total of $20 million may be utilized for standby letters of credit.

In November 2004, we completed an offering of $180 million aggregate principal amount of 2.125% convertible senior subordinated notes due 2024 (the “Notes”) with interest payable semi-annually. Interest on the Notes is not deductible for income tax purposes, which creates a permanent tax difference that is reflected in our effective tax rate. The Notes are general unsecured obligations and are subordinated to our present and future senior indebtedness.

We have the right to redeem the Notes, beginning on November 20, 2009, for a price equal to 100% of the principal amount plus accrued and unpaid interest, if any. Each holder has the right to require that we repurchase the Notes after five, 10 and 15 years at 100% of the principal amount plus accrued and unpaid interest, if any, beginning November 15, 2009. Upon the occurrence of certain designated events, holders of the Notes will also have the right to require that we purchase all or some of their Notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, and, in certain circumstances, a make whole premium. We must pay the repurchase price of the aggregate principal amount of the Notes in cash unless prohibited by limitations imposed by our existing or future senior credit agreements. The Notes are convertible into cash or, in certain circumstances, a combination of cash and shares of our common stock, at a ratio of 24.9121 shares of common stock per $1,000 principal amount notes, which is equivalent to an initial conversion price of approximately $40.14 per common share. The ratio is subject to adjustments if certain events take place, and conversion may only occur if the closing sale price per common share exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter or if certain other conditions are met. At October 29, 2005, $180 million principal amount of the Notes was outstanding.

Through October 29, 2005, we utilized proceeds from the Notes to pay $5 million in costs associated with the issuance of the Notes and to pay the $27.4 million cash portion of the purchase price of the acquisitions that occurred during the first quarter of 2005 (see Note 15). We plan to use the remaining net proceeds of the offering to finance future acquisitions. The remaining net proceeds have been invested in short-term debt securities or similar investments.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. Management has determined that we have five reporting units for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment. Our metal components and engineered building systems segments are each split into two reporting units for goodwill impairment testing purposes.

During the fourth quarter of each of our fiscal years 2003, 2004 and 2005, we performed our annual test of goodwill impairments with no impairment of goodwill indicated for the fiscal years ended November 1, 2003, October 30, 2004 or October 29, 2005.

Our goodwill balance and changes in the carrying amount of goodwill by operating segment are as follows (in thousands):

	Balance Oct. 30, 2004	Additions(1)	Balance Oct. 29, 2005
Metal components	$117,606	$13,856	$131,462
Engineered building systems	118,682	7,054	125,736
Metal coil coating	81,959	—	81,959

Total	$318,247	$20,910	$339,157

(1)	Primarily represents goodwill associated with our acquisitions of Heritage Building Systems, Inc. (“Heritage”) and Steelbuilding.com, Inc (“Steelbuilding.com”) as well as our purchase of the 49% minority interest in our manufacturing facility in Monterrey, Mexico. See Note 15.

In conjunction with the purchase of Heritage and Steelbuilding.com in December 2004, we entered into non-compete agreements with the previous owners. We valued these agreements at an aggregate amount of $6.4 million at the date of acquisition based on the price of our common stock. These agreements range from two years to 10 years, have a weighted average life of 9.7 years and are amortized over their respective lives.

Also in conjunction with the purchase of Heritage and Steelbuilding.com, we obtained the Heritage Building Systems and Steelbuilding.com trademarks. To determine the value of these intangible assets, we retained the services of a third party consulting firm. As a result of the valuation work, we recorded $4.8 million for the trademarks. We amortize the trademarks over 15 years, the estimated useful life. At October 29, 2005, the recorded amounts net of amortization for the non-compete agreements and trademarks were $5.7 million and $4.5 million, respectively.

Each of these intangible assets is recorded in other assets in our consolidated balance sheets and amortized using the straight line method over the estimated useful lives. The weighted average estimated useful life in total for these intangibles is 11.6 years. We recognized $1.0 million in amortization expense during fiscal 2005. Total accumulated amortization was $1.0 million at October 29, 2005. We expect to recognize amortization expense over the next five fiscal years as follows (in millions):

2006	$1.2
2007	1.1
2008	1.1
2009	1.1
2010	1.1

In accordance with SFAS 142, we will evaluate the remaining useful life of these intangible assets on an annual basis. We will also review for recoverability when events or changes in circumstances indicate the carrying values may not be recoverable in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

8. INCOME TAXES

Income tax expense is based on pretax financial accounting income. Deferred income taxes are recognized for the temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. The income tax provision (benefit) for the fiscal years ended 2003, 2004 and 2005, consisted of the following (in thousands):

	Fiscal year ended
	November 1, 2003	October 30, 2004	October 29, 2005
Current:
Federal	$13,882	$30,799	$33,708
State	1,581	3,727	4,196

Total current	15,463	34,526	37,904

Deferred:
Federal	(606)	(4,472)	2,130
State	(99)	(287)	226

Total deferred	(705)	(4,759)	2,356

Total provision	$14,758	$29,767	$40,260

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

	Fiscal year ended
	November 1, 2003	October 30, 2004	October 29, 2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	2.6%	3.2%	4.6%
Non-deductible interest expense	—	—	1.5%
Other	1.7%	1.7%	0.7%

Effective tax rate	39.3%	39.9%	41.8%

Deferred income taxes reflect the net impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of the temporary differences for fiscal 2004 and 2005 are as follows (in thousands):

	As of October 30, 2004	As of October 29, 2005
Deferred tax assets:
Inventory	$2,129	$1,559
Bad debt reserve	3,381	2,655
Accrued insurance reserves	3,380	2,572
Deferred revenue	2,050	2,152
Restructuring and impairment	776	58
Accrued and deferred compensation	3,570	4,358
Other reserves	1,156	2,116

Total deferred tax assets	16,442	15,470

Deferred tax liabilities:
Depreciation and amortization	(22,968)	(25,462)

Total deferred tax liabilities	(22,968)	(25,462)

Net deferred tax liability	$(6,526)	$(9,992)

Other accrued expenses include accrued income taxes payable of $7.7 million at October 30, 2004 and $8.6 million at October 29, 2005.

We carry out our business operations through legal entities in the U.S. and Mexico jurisdictions. These operations require that we file corporate income tax returns that are subject to U.S., state and foreign tax laws. We are subject to income tax audits in these multiple jurisdictions. Our provision for income taxes includes amounts intended to satisfy income tax assessments that may result from the examination of our tax returns that have been filed in these jurisdictions. The amounts ultimately paid upon resolution of these examinations could be materially different from the amounts included in the provision for income taxes and result in additional tax benefit or expense depending on the ultimate outcome.

In 2005, the Internal Revenue Service began audits of certain tax returns. Because the audits are ongoing, we are unable to determine what impact, if any, resolution of these audits may have on our consolidated financial position or results of operations.

In evaluating the exposures connected with the various tax filing positions, we establish an accrual when, despite management’s belief that our tax return positions are supportable, management believes that certain positions may be successfully challenged and a loss is probable. When facts and circumstances change, these accruals are adjusted. Included in income tax expense for fiscal 2005 is the reversal of an accrual for tax contingencies of $1.0 million. Based on additional information and support by third party analysis, we concluded that the accrual was no longer necessary. Liabilities recorded related to tax contingencies as of October 29, 2005 are not material.

Also included in income tax expense for fiscal 2005 are income tax adjustments totaling $1.8 million. These adjustments are related to previously unrecognized differences between the book and tax basis differences in fixed assets of $1.5 million. The remaining adjustments included several other individually immaterial items. We believe all these tax adjustments to be immaterial individually and in the aggregate to the financial statements in the current or previous periods.

The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, as well as Mexican federal jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

9. OPERATING LEASE COMMITMENTS

We have operating lease commitments expiring at various dates, principally for real estate, office space, office equipment and transportation equipment. Certain of these operating leases have purchase options that entitle us to purchase the respective equipment at fair value at the end of the lease. As of October 29, 2005, future minimum rental payments related to noncancellable operating leases are as follows (in thousands):

2006	$6,137
2007	5,239
2008	4,474
2009	3,388
2010 and thereafter	4,478

Rental expense incurred from operating leases, including leases with terms of less than one year, for fiscal 2003, 2004 and 2005 was $6.0 million, $7.8 million and $9.0 million, respectively.

10. STOCKHOLDERS’ RIGHTS PLAN

In June 1998, the Board of Directors adopted a Stockholders’ Rights Plan and declared a dividend of one preferred stock purchase right (“Right”) for each outstanding share of our common stock for stockholders of record at the close of business on July 8, 1998. Each Right entitles the holder to purchase one one-hundredth (1/100th) of a share of our Series A Junior Participating Preferred Stock at a price of $125.00 per share upon certain events. Generally, if a person or entity acquires, or initiates a tender offer to acquire, at least 20% of our then outstanding common stock, the Rights will become exercisable for common stock having a value equal to two times the exercise price of the Right, or effectively at one-half of our then current stock price. The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on June 24, 2008.

11. STOCKHOLDERS’ EQUITY

In November 1999 and 2000, our Board of Directors authorized the repurchase of 1.0 million shares and 1.5 million shares respectively, of our common stock. Subject to applicable federal securities law, such purchases occur at times and in amounts that we deem appropriate. No time limit was placed on the duration of the repurchase program. Shares repurchased are reserved primarily for later re-issuance in connection with our stock option and 401(k) profit sharing plans. At October 30, 2004, we had repurchased 1.3 million shares of our common stock for $21.6 million since the inception of the repurchase program in November 1999. In September 2005, our Board of Directors reaffirmed our previously authorized share repurchase program, authorizing the repurchase of up to 1.2 million shares. During fiscal 2005, we completed the repurchase of an additional 1.1 million shares of our common stock for $40.7 million.

Changes in treasury common stock, at cost, were as follows (in thousands):

	Number of Shares	Amount
Balance, November 2, 2002	20	$319
Purchases	8	114
Issued in exercise of stock options	(28)	(430)

Balance, November 1, 2003 and October 30, 2004 (1)	—	3
Purchases	1,063	40,676

Balance, October 29, 2005	1,063	$40,679

(1)	We had no treasury stock activity during fiscal 2004.

12. STOCK INCENTIVE PLANS

Our 2003 Long-Term Stock Incentive Plan (the “Incentive Plan”), is an equity based compensation plan that allows us to grant a variety of types of awards, including stock options, restricted stock, stock appreciation rights, performance share awards, phantom stock awards and cash awards. Both stock options and restricted stock awards typically vest over four years, although from time to time certain individuals have received restricted stock awards that vest at retirement or upon termination for good reason as defined by the plan. In fiscal 2005, our stockholders approved the amendment and restatement of the Incentive Plan, which, among other things, increased the number of shares of common stock reserved for issuance under the plan by approximately 1.1 million shares of common stock and allowed us to grant performance awards, including performance-based cash awards, under the plan. As amended, the aggregate number of shares of common stock that may be issued under the plan may not exceed 2.6 million. Awards will normally terminate on the earlier of (i) 10 years from the date of grant, (ii) 30 days after termination of employment or service for a reason other than death, disability or retirement, (iii) one year after death or (iv) one year for incentive stock options or five years for other awards after disability or retirement. Awards are non-transferable except by disposition on death or to certain family members, trusts and other family entities as the Compensation Committee may approve. Awards may be paid in cash, shares of our common stock or a combination, in lump sum or installments and currently or by deferred payment, all as determined by the Compensation Committee. Prior to December 16, 2002, we maintained an employee stock option plan. No further options are permitted to be granted under the old plan after the stockholders approved the Incentive Plan in March 2003. At October 30, 2004 and October 29, 2005, a total of 0.4 million shares and 1.1 million shares, respectively, were available under the Incentive Plan for the further grants of awards. Stock option transactions during fiscal 2003, 2004 and 2005 were as follows (in thousands, except weighted average exercise prices):

	Number of Shares	Weighted Average Exercise Price
Balance November 2, 2002	1,862	$17.14
Granted	292	19.37
Cancelled	(26)	19.53
Exercised	(196)	12.25

Balance November 1, 2003	1,932	$17.94
Granted	679	29.23
Cancelled	(104)	17.64
Exercised	(916)	17.91

Balance October 30, 2004	1,591	$22.79
Granted	159	35.31
Cancelled	(31)	23.98
Exercised	(468)	20.02

Balance October 29, 2005	1,251	$17.93

Options exercisable at fiscal years ended 2003, 2004 and 2005 were 1.1 million, 0.5 million and 0.5 million, respectively. The weighted average exercise prices for options exercisable at fiscal years ended 2003, 2004 and 2005 were $18.50, $18.15 and $20.99, respectively. Exercise prices for options outstanding at October 29, 2005 range from $13.50 to $38.01. The weighted average remaining contractual life of options outstanding at October 29, 2005 was 7.6 years. The following summarizes additional information concerning outstanding options at October 29, 2005:

Options Outstanding
Range of Exercise Prices	Number of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 13.50 – 16.90	193,973	5.3 years	$15.25
$ 17.50 – 20.64	278,674	6.9 years	$18.76
$ 21.20 – 38.01	778,549	8.4 years	$30.20

	1,251,196

Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price
$ 13.50 – 16.90	164,365	$15.26
$ 17.50 – 20.64	171,814	$18.59
$ 21.20 – 38.01	190,093	$28.12

	526,272

Restricted stock transactions during fiscal 2003, 2004 and 2004 were as follows (in thousands, except weighted average grant prices):

	Number of Shares	Weighted Average Grant Price
Balance November 2, 2002	—	$—
Granted	54,526	18.34

Balance November 1, 2003	54,526	$18.34
Granted	264,087	30.43

Balance October 30, 2004	318,613	$28.36
Granted	209,451	38.24
Distributed	(33,602)	30.27
Forfeited	(3,000)	38.65

Balance October 29, 2005	491,462	$32.38

13. NET INCOME PER SHARE

The reconciliation of the numerator and denominator used for the computation of basic and diluted earnings per share is as follows (in thousands, except per share data):

	Fiscal year ended
	November 1, 2003	October 30, 2004	October 29, 2005
Numerator for Basic and Diluted Earnings Per Share
Net income	$22,800	$44,890	$55,951

Denominator for Diluted Earnings Per Share
Weighted average shares outstanding for basic earnings per share	18,811	19,709	20,501
Common stock equivalents:
Employee stock options	158	275	322
Unvested restricted stock awards	—	12	34

Adjusted weighted average shares and assumed conversions for diluted earnings per share	18,969	19,996	20,857

Earnings per share
Basic	$1.21	$2.28	$2.73

Diluted	$1.20	$2.24	$2.68

Because our 2.125% convertible senior subordinated notes have a net share settlement provision and our share price at fiscal 2005 year end was less than the conversion price, these notes were not included on an “if converted” basis in the calculation of our fully diluted EPS.

14. EMPLOYEE BENEFIT PLAN

We have a 401(k) profit sharing plan (the “Savings Plan”) that covers all eligible employees. The Savings Plan requires us to match employee contributions up to 6% of a participant’s salary. Contributions expense for the fiscal years ended 2003, 2004 and 2005 was $3.2 million, $5.1 million and $6.0 million, respectively, for contributions to the Savings Plan. Plan participants receive the Company match in shares of our common stock. Our match ranges from 67% to 100%, depending on the return on adjusted operating assets. Our match was 67% in fiscal 2003 and 100% in fiscal years 2004 and 2005, due to achieving our targeted return on adjusted operating assets.

15. ACQUISITIONS

In December 2004, we purchased substantially all of the operating assets of Heritage and Steelbuilding.com, affiliated companies headquartered in North Little Rock, Arkansas. The purchase price for the two companies was approximately $25.4 million plus assumed liabilities of approximately $2.1 million. The purchase price consisted of $17.2 million in cash, $2.2 million of receivables owed to us by Heritage and Steelbuilding.com at the time of closing and approximately $6.4 million in restricted NCI common stock (199,767 shares). The transaction was accounted for using the purchase method. At the date of purchase, the excess of cost over the fair value of the acquired assets was approximately $14.0 million. The $6.4 million in restricted NCI common stock relates to up to 10-year non-compete agreements with certain of the sellers of Heritage and Steelbuilding.com (See Note 7). We will expense the approximate $6.4 million in restricted stock ratably over the terms of the agreements.

In December 2004, we also purchased our joint venture partner’s 49% minority interest in our manufacturing facility in Monterrey, Mexico for approximately $10.0 million in cash. The transaction was accounted for using the purchase method. At the date of purchase, the excess of cost over the fair value of the acquired assets was approximately $7.0 million.

The above acquisitions were not material, individually or in the aggregate, and accordingly, pro forma information has not been provided.

16. RESTRUCTURING

In October 2001, management announced a plan to realign our manufacturing capabilities to increase efficiencies, raise productivity and lower operating expenses. The pretax restructuring charge of $2.8 million related to the planned closing of five manufacturing facilities in our engineered building systems segment as part of this plan. This included a $2.1 million non-cash charge for an identified impairment to property, plant and equipment for the expected loss on the sale of two of the five facilities. The actions were substantially completed by the end of the first quarter of fiscal 2002. During fiscal 2002, we recognized a gain of $1.3 million ($0.8 million after tax) on the sale of certain real estate and equipment associated with the restructuring. During fiscal 2003, we recognized a loss of $0.9 million ($0.6 million after tax), which is recorded in cost of goods sold in our consolidated statements of operations, on the sale of one of the facilities and the reduction in the carrying value of the remaining facility due to the continuing deterioration of the local industrial resale market. The remaining facility, not yet sold, has a net carrying value of $0.5 million and we do not anticipate a selling price significantly different from this amount. The determination of fair value was based in part on an offer from a potential buyer in addition to management’s assessment of fair value.

17. CONTINGENCIES

In late 2003 and early 2004, a number of lawsuits were filed against several of our operating subsidiaries by Bethlehem Steel Corporation and National Steel Corporation (“National”) in their respective bankruptcy proceedings, seeking reimbursement of preferential transfers allegedly made by the respective debtors in the 90 day period preceding their bankruptcy filings. Bethlehem alleges it made preferential payments to our subsidiaries of approximately $7.7 million, while National claims preferential payments in the aggregate amount of $6.3 million. We have denied the allegations in the lawsuits and are vigorously defending against these claims. We believe these legal proceedings will not have a material adverse effect on our business, consolidated financial condition or results of operations. See Note 20.

We discovered the existence of polychlorinated biphenyls (“PCBs”) and heavy metals at our Metal Prep Houston site, which is located in an industrial area in Houston, Texas. Soil borings have been sampled and analyzed to determine the impact on the soil at this site, and the findings indicate that remediation of the site will likely be necessary. We have filed an application with the Texas Commission of Environmental Quality (“TCEQ”) for entry into the Voluntary Cleanup Program. Based upon an analysis of projected remediation costs of the known contamination, we originally estimated that we would spend and have accrued through fiscal 2004 approximately $2.5 million to remediate this site, which included future environmental consulting fees, oversight expenses and additional testing expenses. In the fourth quarter of fiscal 2005, we reduced our accrual to $1.9 million based upon the finalization of a cost estimate for the proposed remediation work, including excavation, transportation, analysis and disposal. Our Affected Property Assessment Report (“APAR”) has now been approved by the TCEQ, and we are preparing our proposed remedial action that will be filed with TCEQ in early 2006. We expect the cleanup to begin in the second quarter of fiscal 2006 and to be completed by fiscal year ending October 29, 2006. We can give no assurance that actual costs of remediation will not exceed our estimate, perhaps significantly; however, the accrued amount represents our best current-cost estimate based upon the best information available as of the date hereof. We have a contractual indemnity by the immediate prior owner of the property, which we believe obligates that party to reimburse our response costs with respect to this condition. We have brought suit against the prior owner asserting this indemnity, and that party has disputed liability. Further, we have joined in the litigation other potentially responsible parties against whom we are seeking contribution and/or indemnification. However, it is possible that our efforts to obtain reimbursement of our response costs at this site may not be successful or may not prove to be cost-effective for us. We have not recorded any receivables for potential reimbursements from such third parties.

From time to time, we are involved in various other legal proceedings and contingencies considered to be in the ordinary course of business. While we are not able to predict whether we will incur any liability in excess of insurance coverages or to accurately estimate the damages, or the range of damages, if any, we might incur in connection with these legal proceedings, we believe these legal proceedings will not have a material adverse effect on our business, consolidated financial condition or results of operations.

18. BUSINESS SEGMENTS

We aggregate our operations into three reportable segments based upon similarities in product lines, manufacturing processes, marketing and management of our businesses: metal components, engineered building systems and metal coil coating. Products of all three segments use similar basic raw materials. The metal components segment products include metal roof and wall panels, doors, metal partitions, metal trim and other related accessories. The engineered building systems segment includes the manufacturing of main frames, Long Bay® Systems and value added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. The metal coil coating segment consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by various industrial users. The reporting segments follow the same accounting policies used for our consolidated financial statements. Management evaluates a segment’s performance based primarily upon operating income before corporate expenses.

Intersegment sales are recorded based on weighted average costs and consist of (i) building components provided by the metal components segment to the engineered building systems segment, (ii) structural framing provided to the metal components segment by the engineered building systems segment, and (iii) hot rolled, light gauge painted, and slit material and other services provided by the metal coil coating segment to both of the engineered building systems and metal components segments. Substantially all of our sales are made within the United States. Because we had no customer that represented 10% or more of total consolidated sales and we are not dependent on any one significant customer or group of customers, the loss of any one customer would not have a material adverse effect on our results of operations. Steel represents approximately 74% of cost of goods sold.

Summary financial data by segment is as follows (in thousands, except percentages):

	2003	%	2004	%	2005	%
Sales:
Metal components	$518,587	58	$637,685	59	$681,778	60
Engineered building systems	310,491	35	407,483	37	446,307	39
Metal coil coating	175,410	19	234,886	22	232,648	21
Intersegment sales	(106,338)	(12)	(195,191)	(18)	(230,667)	(20)

Total net sales	$898,150	100	$1,084,863	100	$1,130,066	100

Operating income:
Metal components	$45,851	9	$76,724	12	$79,223	12
Engineered building systems	18,055	6	31,340	8	44,865	10
Metal coil coating	21,204	12	26,444	11	20,157	9
Corporate	(27,947)	—	(37,532)	—	(39,775)	—

Total operating income (% of sales)	$57,163	6	$96,976	9	$104,470	9
Unallocated other expense	19,605		22,319		8,259

Income before income taxes	$37,558		$74,657		$96,211

Depreciation and amortization:
Metal components	$9,042	39	$8,400	37	$9,967	41
Engineered building systems	6,134	27	6,810	30	6,097	25
Metal coil coating	4,919	21	4,911	21	5,199	21
Corporate	2,912	13	2,853	12	3,225	13

Total depreciation and amortization expense	$23,007	100	$22,974	100	$24,488	100

Capital expenditures:
Metal components	$4,023	22	$1,901	20	$3,847	20
Engineered building systems	10,309	58	3,652	39	4,842	25
Metal coil coating	1,962	11	1,744	19	3,917	20
Corporate	1,618	9	2,030	22	6,918	35

Total capital expenditures	$17,912	100	$9,327	100	$19,524	100

Property, plant and equipment, net:
Metal components			$82,223	44	$81,099	44
Engineered building systems			44,554	24	45,072	24
Metal coil coating			44,836	24	43,671	24
Corporate			14,074	8	15,436	8

Total property, plant and equipment, net			$185,687	100	$185,278	100

Total assets as of fiscal year end 2004 and 2005:
Metal components			$323,026	41	$360,793	36
Engineered building systems			223,418	28	250,653	25
Metal coil coating			196,762	25	155,009	16
Corporate			43,220	6	223,764	23

			$786,426	100	$990,219	100

19. QUARTERLY RESULTS (Unaudited)

Shown below are selected unaudited quarterly data (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL YEAR 2005
Sales	$245,239	$250,571	$292,734	$341,522
Gross profit	$58,711	$61,558	$71,162	$87,936
Net income	$10,722	$10,732	$14,689	$19,808
Net income per share: (1)
Basic	$0.53	$0.52	$0.71	$0.98
Diluted	$0.52	$0.51	$0.70	$0.96

FISCAL YEAR 2004
Sales	$215,406	$254,686	$295,814	$318,957
Gross profit	$50,217	$57,618	$68,236	$86,070
Net income(2)	$5,768	$7,693	$8,395	$23,034
Net income per share: (1), (2)
Basic	$0.30	$0.39	$0.42	$1.15
Diluted	$0.29	$0.39	$0.41	$1.13

(1)	The sum of the quarterly income per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.
(2)	During the third quarter of fiscal 2004, we completed a debt refinancing that consisted of a premium paid on the redemption of our 9.25% senior subordinated notes of $5.8 million and the write off of the unamortized deferred financing costs on the old credit facilities of $4.1 million for a total of $9.9 million ($5.8 million after tax).

20. SUBSEQUENT EVENTS

In December 2005, we agreed to a settlement in federal court of any and all claims with National. As a condition of the settlement, National agreed to dismiss the action with prejudice and we agreed to waive our claim in the bankruptcy proceeding. In addition, both National and we have agreed to exchange mutual releases of liability. See Note 17.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of NCI Building Systems, Inc. (the “Company” or “our”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

There are inherent limitations to the effectiveness of internal control over financial reporting, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. As a result, even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Internal control over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to the financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of October 29, 2005. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control –Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors. Based on this assessment, management has concluded that, as of October 29, 2005, the Company’s internal control over financial reporting was effective.

Ernst & Young LLP, an independent registered public accounting firm, audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of October 29, 2005. Their report included elsewhere herein expresses an unqualified opinion on management’s assessment and on the effectiveness of our internal control over financial reporting as of October 29, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The Board of Directors and Stockholders

NCI Building Systems, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that NCI Building Systems, Inc. (the “Company”) maintained effective internal control over financial reporting as of October 29, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of October 29, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 29, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of October 29, 2005 and October 30, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended October 29, 2005 and our report dated January 9, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas

January 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

NCI Building Systems, Inc.

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. (the “Company”) as of October 29, 2005 and October 30, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended October 29, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of October 29, 2005 and October 30, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 29, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of October 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 9, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas

January 9, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This Annual Report includes statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. In some cases, our forward-looking statements can be identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will” or other similar words. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on any forward-looking information, including any earnings guidance. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and other factors include, but are not limited to:

•	industry cyclicality and seasonality and adverse weather conditions;
•	fluctuations in customer demand and other patterns;
•	raw material pricing;
•	competitive activity and pricing pressure;
•	the ability to make strategic acquisitions accretive to earnings, and general economic conditions affecting the construction industry; and
•	other risks detailed under the caption “Risk Factors” in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (“SEC”)

We expressly disclaim any obligations to release publicly any updates or revisions to these forward-looking statements to reflect any changes in our expectations.

OVERVIEW

NCI Building Systems, Inc. is one of North America’s largest integrated manufacturers and marketers of products for the non-residential construction industry. We design, manufacture and market metal components and engineered building systems and provide metal coil coating services primarily for non-residential construction use. We manufacture and distribute extensive lines of metal products for the non-residential construction market under multiple brand names through a nationwide network of plants and distribution centers. We sell our products for both new construction and repair and retrofit applications. We follow an accounting calendar that incorporates a four-four-five week calendar each quarter. In December 2005, we changed our fiscal year end, effective for fiscal 2006, from the Saturday closest to October 31 to the Sunday closest to October 31, with each fiscal quarter within the year ending on Sunday.

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

One of the primary challenges we face both short and long-term is the volatility in the price of steel, the primary raw material we use. Steel represented approximately 74% of our costs of goods sold in fiscal 2005. The steel industry is cyclical in nature and steel prices are influenced by numerous factors beyond our control, including general economic conditions, competition, labor costs, production costs, import duties and other trade restrictions. Beginning in the second quarter of fiscal 2004, there were unusually rapid and significant increases in steel prices and severe shortages in the steel industry due in part to increased demand from China’s expanding economy and high energy prices. Supply and prices from the domestic steel manufacturers and available foreign spot purchases began stabilizing during our fourth fiscal quarter of fiscal 2004 and largely stabilized during the second fiscal quarter of fiscal 2005. However, since the end of our second fiscal quarter of fiscal 2005, scrap steel prices fell from approximately $270 per ton to $140 per ton, and then rebounded to approximately $230 per ton. While we expect recent trends will continue into 2006 with anticipated weighted average steel price increases in the 9% range, AMI has recently forecasted that steel prices may remain flat and possibly soften in 2006. Because we adjusted our contracts during fiscal 2004, particularly in the engineered building systems segment, we are generally able to pass increases in our raw materials costs through to our customers, which is a principal reason for the increase in sales and operating income in spite of increases in steel prices from fiscal 2003 to 2005.

While we have previously been successful in passing on steel price increases, should steel prices increase at a faster rate than prices for alternative building materials, we may not be able to continue to pass steel price increases through to our customers, which could have an adverse effect on our sales. To mitigate future risks, we have incorporated steel price adjustment clauses in standard sales contracts. We do not have any long-term contracts for the purchase of steel and normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase additional inventory in advance of announced steel price increases.

In assessing the state of the metal construction market, we rely upon various industry associations, third party research, and various government reports such as industrial production and capacity utilization. One such industry association is the Metal Building Manufacturers Association (“MBMA”), which provides summary member sales information and promotes the design and construction of metal buildings and metal roofing systems. Another is McGraw-Hill Construction Information Group, which we look to for reports of actual and forecasted growth in various construction related industries, including the overall non-residential construction market. McGraw-Hill Construction’s forecast for 2006 expects a total non-residential construction growth of 4% in square footage and 8% in dollar value.

We assess performance across our business segments by analyzing and evaluating (i) gross profit, operating income and whether or not each segment has achieved their projected sales goals, and (ii) non-financial efficiency indicators such as revenue per employee, man hours per ton of steel produced and shipped tons per employee. In assessing our overall financial performance, we regard return on adjusted operating assets, as well as growth in earnings per share, as key indicators of shareholder value. Consequently, we pay management bonuses only if we achieve a return on adjusted operating assets (“ROA”) of at least 15% in fiscal 2005 and 14% in fiscal 2006 or, for the senior executives, a growth in earnings per share of at least 10%. Our bonus program provides that ROA is calculated by dividing EBIT plus deferred financing costs by assets, excluding cash, deferred taxes and goodwill.

During fiscal 2005, we continued the execution of our internal and external growth strategy by successfully completing (i) the acquisition of Heritage Building Systems, Inc. (“Heritage”) and Steelbuilding.com, Inc. (“Steelbuilding.com”) in an effort to increase our retail sales and (ii) the buyout of our joint venture partner’s 49% interest in our Mexico operations to give us more control and flexibility of that business. Both of these transactions were completed in December 2004.

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the periods indicated:

	Fiscal year ended
	November 1, 2003	October 30, 2004	October 29, 2005
Sales	100.0%	100.0%	100.0%
Cost of sales	78.0	75.8	75.3

Gross profit	22.0	24.2	24.7
Selling, general and administrative expenses	15.6	15.2	15.5

Income from operations	6.4	9.0	9.2
Interest income	—	—	0.4
Interest expense	(2.2)	(1.4)	(1.2)
Loss on debt refinancing	—	(0.9)	—
Other income, net	—	0.2	0.1

Income before income taxes	4.2	6.9	8.5
Provision for income taxes	1.7	2.7	3.5

Net income	2.5%	4.2%	5.0%

SUPPLEMENTARY BUSINESS SEGMENT INFORMATION

Our various product lines have been aggregated into three business segments: metal components, engineered building systems and metal coil coating. These aggregations are based on the similar nature of the products, distribution channels, and management and reporting for those products. All segments operate primarily in the non-residential construction market. Sales and earnings are influenced by general economic conditions, the level of non-residential construction activity, metal roof repair and retrofit demand and the availability and terms of financing available for construction. The reporting segments follow the same accounting policies used for our consolidated financial statements.

Products of all business segments are similar in basic raw materials used. The metal component segment products include metal roof and wall panels, doors, metal partitions, metal trim and other related accessories. The engineered building systems segment includes the manufacturing of main frames, Long Bay® Systems and supplies and value added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. Metal coil coating consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by various industrial users. We believe we have one of the broadest offerings of products in the metal construction industry.

Intersegment sales are based on weighted average costs and consist of components provided by the metal components segment to the engineered building systems segment, main frames provided by the engineered building systems segment to the metal components segment, and hot roll, light gauge painted, and slit material and other services provided by the metal coil coating segment to both of the metal components and engineered building systems segments. This provides better customer service, shorter delivery time and minimizes transportation costs to the customer. Segment information is included in the three-year comparison in Note 18 of the consolidated financial statements.

The following table represents sales to outside customers, operating income and total assets attributable to these business segments for the periods indicated (in thousands, except percentages):

Sales:	2003	%	2004	%	2005	%
Metal components	$518,587	58	$637,685	59	$681,778	60
Engineered building systems	310,491	35	407,483	37	446,307	39
Metal coil coating	175,410	19	234,886	22	232,648	21
Intersegment sales	(106,338)	(12)	(195,191)	(18)	(230,667)	(20)

Total net sales	$898,150	100	$1,084,863	100	$1,130,066	100

Operating income:
Metal components	$45,851	9	$76,724	12	$79,223	12
Engineered building systems	18,055	6	31,340	8	44,865	10
Metal coil coating	21,204	12	26,444	11	20,157	9
Corporate	(27,947)	—	(37,532)	—	(39,775)	—

Total operating income (% of sales)	$57,163	6	$96,976	9	$104,470	9
Unallocated other expense	19,605		22,319		8,259

Income before income taxes	$37,558		$74,657		$96,211

Total assets as of fiscal year end 2004 and 2005:
Metal components			$323,026	41	$360,793	36
Engineered building systems			223,418	28	250,653	25
Metal coil coating			196,762	25	155,009	16
Corporate			43,220	6	223,764	23

Total assets			$786,426	100	$990,219	100

RESULTS OF OPERATIONS FOR FISCAL 2005 COMPARED TO FISCAL 2004

Consolidated sales for each of fiscal 2005 and 2004 were $1.1 billion. Sales were relatively flat compared to last year due to an increase in selling prices resulting from steel cost increases, partially offset by lower tonnage volumes in all segments. Intersegment sales in fiscal 2005 of $230.7 million represent products and services provided among the three segments for metal components, engineered building systems and metal coil coating of $86.7 million, $22.1 million and $121.9 million, respectively.

Metal components sales for fiscal 2005 increased $44.1 million to $681.8 million from $637.7 million for fiscal 2004. Sales to third parties for fiscal 2005 increased to $595.1 million from $576.8 million for fiscal 2004. Of the $44.1 million increase, $18.3 million represents an increase in third party sales and was primarily attributed to adjusting our prices to compensate for higher steel prices, partially offset by lower tonnage volumes. The remaining $25.8 million represents an increase in intersegment sales.

Operating income of the metal components segment increased 3% in fiscal 2005 to $79.2 million from $76.7 million for fiscal 2004. The $2.5 million increase was primarily attributed to higher gross margins of $8.4 million driven primarily by higher average prices, partially offset by an increase of $5.9 million in selling and administrative expenses. The increase in selling and administrative expenses resulted primarily from 11 months of expense related to Heritage and Steelbuilding.com subsequent to the December 2004 acquisition, partially offset by a decrease of $2.6 million in the provision for doubtful accounts.

Engineered building systems sales for fiscal 2005 increased $38.8 million to $446.3 million from $407.5 million for fiscal 2004. Sales to third parties for fiscal 2005 increased to $424.2 million from $385.2 million for fiscal 2004. Of the $38.8 million increase, $39.0 million represents an increase in third party sales and was primarily attributed to adjusting our prices to compensate for higher steel prices, partially offset by lower tonnage volumes. The remaining $0.2 million decrease in sales represents a decrease in intersegment sales from fiscal 2004 to fiscal 2005.

Operating income of the engineered building systems segment increased 43% in fiscal 2005, to $44.9 million, compared to $31.3 million for the prior year. This $13.6 million increase resulted primarily from a $15.5 million increase in gross profit attributable to adjusting our prices to compensate for higher steel prices, partially offset by a $1.9 million increase in selling and administrative expenses. The increase in selling and administrative expenses was primarily due to increases in engineering expenses of $1.4 million and selling expenses of $3.1 million partially offset by a decrease in administrative expenses of $2.6 million. The decrease in administrative expenses was primarily due to decreases in bonus expense of $1.0 million, health insurance of $1.0 million and general liability insurance of $0.7 million.

Metal coil coating sales for fiscal 2005 decreased 1%, to $232.6 million from $234.9 million in fiscal 2004. Sales to third parties for fiscal 2005 decreased to $110.8 million from $122.8 million for fiscal 2004. This decrease was primarily attributed to shifting production capacity to internal uses for the metal components and engineered building systems segments and an overall softening in the market. Intersegment sales increased 9%, to $121.9 million in fiscal 2005 compared to $112.1 million for the prior year’s period.

Prior to the third quarter of fiscal 2004, a portion of the revenue for the metal coil coating segment was recognized upon completion of the painting process for consigned coils owned by the customer, which in most cases were steel mills. This accounting treatment met the criteria to be recognized as revenue in accordance with SEC Staff Accounting Bulletin No. 101. In 2004, many steel mills that traditionally had consigned steel coils to us in this manner abandoned that procedure, resulting in purchasing and recognizing steel coils as inventory upon the arrival of such raw materials at our coil coating plants. As a result, during the third quarter of fiscal 2004, we changed our policy to recognize revenue upon shipment of the coils from the coil coating facilities to third parties. The impact of the accounting change during the third quarter of 2004, which was not material, was a reduction to our revenues and operating income of approximately $4.5 million and $0.8 million, respectively. This change would not have had a material effect on any prior periods presented and is not expected to materially affect future results.

Operating income of the metal coil coating segment decreased 23%, to $20.2 million, compared to $26.4 million for the prior year. The $6.2 million decrease is attributable to lower margins of $6.6 million partially offset by a decrease of $0.4 million in selling and administrative expenses.

Consolidated selling, general and administrative expenses increased to $174.9 million in fiscal 2005 from $165.2 million for the prior year due to an additional $10.0 million of general and administrative expense that resulted from the acquisition of Heritage and Steelbuilding.com, as well as a $3.0 million increase in restricted stock expense, partially offset by a lower provision for doubtful accounts of $2.5 million. As a percent of sales, selling, general and administrative expenses for both fiscal 2005 and fiscal 2004 were 15%.

Consolidated interest expense for fiscal 2005 decreased by 4%, to $14.5 million compared to $15.1 million for the prior year. This decrease was primarily due to the lower interest rate attributable to the refinancing of the senior secured credit facility as compared to that of the 9.25% convertible senior subordinated notes that were redeemed during the third quarter of fiscal 2004.

Consolidated provision for income taxes for fiscal 2005 increased 35%, to $40.3 million compared to $29.8 million for the prior year. Of the increase, approximately $9.0 million is related to the $21.6 million increase in pre-tax earnings. The remaining $1.5 million is attributed to the increase in the effective tax rate in fiscal 2005 to 41.8% compared to 39.9% for the prior year. Included in the effective tax rate were income tax adjustments totaling $1.8 million primarily related to previously unrecognized differences between the book and tax basis differences in fixed assets of $1.5 million. These adjustments were partially offset by a reversal of an accrual for tax contingencies of $1.0 million. Also included in the effective tax rate were several other items that were immaterial individually and in the aggregate to the financial statements in the current or previous periods.

RESULTS OF OPERATIONS FOR FISCAL 2004 COMPARED TO FISCAL 2003

Consolidated sales for fiscal 2004 were $1.1 billion compared with $898.2 million for fiscal 2003. Sales were up 21% primarily due to an increase in selling prices resulting from steel cost increases, and higher demand primarily in the engineered building systems segment. Higher tonnage volumes were driven by an improving market for non-residential construction Intersegment sales in fiscal 2004 of $195.2 million represent products and services provided among the three segments for metal components, engineered building systems and metal coil coating of $60.9 million, $22.2 million and $112.1 million, respectively.

Metal components sales for fiscal 2004 increased $119.1 million to $637.7 million from $518.6 million for fiscal 2003. Sales to third parties for fiscal 2004 increased to $576.8 million from $473.5 million for fiscal 2003. Of the $119.1 million increase, $103.3 million represents an increase in third party sales and was primarily attributed to the increase in selling prices due to steel cost increases experienced during fiscal 2004. The remaining $15.8 million represents an increase in intersegment sales.

Operating income of the metal components segment increased 67% in fiscal 2004 to $76.7 million from $45.9 million for fiscal 2003. The $30.8 million increase was attributable to higher gross margins of $39.9 million driven primarily by higher sales prices and leveraging fixed manufacturing costs, offset by an increase of $9.1 million in selling and administrative expenses consisting of the inclusion of Able for twelve months in fiscal 2004 versus six months in fiscal 2003 when acquired ($3.2 million), and increases in employee benefits ($3.3 million), outside services ($1.4 million), advertising expenses ($0.6 million), provision for doubtful accounts ($0.3 million) and research and development costs ($0.2 million) and other expenses ($0.1 million).

Engineered building systems sales for fiscal 2004 increased $97.0 million to $407.5 million from $310.5 million for fiscal 2003. Sales to third parties for fiscal 2004 increased to $385.2 million from $297.3 million for fiscal 2003. Of the $97.0 million increase, $87.9 million represents an increase in third party sales and was primarily attributed to renegotiating some existing backlog to incorporate steel price increases into our pricing and incorporating such higher prices into new contracts. The remaining $9.1 million represents an increase in intersegment sales from fiscal 2003 to fiscal 2004.

Operating income of the engineered building systems segment increased 74% in fiscal 2004, to $31.3 million, compared to $18.0 million for the prior year. The $13.3 million increase is attributable to $23.3 million gross margin on the additional sales offset by a $5.5 million decrease in margins due to the lower priced backlog, which limited our ability to pass through all steel price increases to our customers, and an increase of $4.5 million in selling and administrative expenses consisting of increases in employee benefits ($4.8 million), commissions ($1.5 million) and engineering expenses ($0.8 million), offset by a lower provision for doubtful accounts compared to the prior year for our Mexico operations ($2.5 million) and decreases in other expenses ($0.1 million).

Metal coil coating sales for fiscal 2004 increased 34%, to $234.9 million from $175.4 million in fiscal 2003. Sales to third parties for fiscal 2004 decreased to $122.8 million from $127.3 million for fiscal 2003. This decrease was primarily attributed to shifting production capacity to internal uses for the metal components and engineered building systems segments and an overall softening in the market. Intersegment sales increased 133%, to $112.1 million in fiscal 2004 compared to $48.1 million for the prior year’s period.

Prior to the third quarter of fiscal 2004, a portion of the revenue for the metal coil coating segment was recognized upon completion of the painting process for consigned coils owned by the customers, which in most cases were steel mills. This accounting treatment met the criteria to be recognized as revenue in accordance with SEC Staff Accounting Bulletin No. 101. In 2004, many steel mills which traditionally had consigned steel coils to us in this manner abandoned that procedure, resulting in purchasing and recognizing steel coils as inventory upon the arrival of such raw materials at our coil coating plants. As a result, during the third quarter of fiscal 2004, we changed our policy to recognize revenue upon shipment of the coils from the coil coating facilities to third parties. The impact of the accounting change during the third quarter of 2004, which was not material, was a reduction to our revenues and operating income of approximately $4.5 million and $0.8 million, respectively. This change would not have had a material effect on any prior periods presented and is not expected to materially affect future results.

Operating income of the metal coil coating segment increased 25% in fiscal 2004, to $26.4 million compared to $21.2 million for the prior year. The $5.2 million increase is attributable to higher margins of $7.8 million due to higher prices and significantly increased plant efficiency as intercompany sales volume increased 133% from $48.1 million for fiscal 2003 to $112.1 million for fiscal 2004. This was offset by a $0.9 million impact due to a decrease in external sales and a $1.7 million increase in selling and administrative expenses consisting of increases in employee benefits ($0.9 million), outside services ($0.3 million), provision for doubtful accounts ($0.3 million) and other expenses ($0.2 million).

Consolidated selling, general and administrative expenses increased to $165.2 million in fiscal 2004 from $140.4 million for the prior year due to increases in employee benefits ($14.7 million), outside services ($3.7 million), the inclusion of Able for twelve months in fiscal 2004 versus six months in fiscal 2003 ($3.2 million), commissions ($1.5 million), engineering expenses (0.8 million), advertising expenses ($0.6 million), offset by a higher provision for doubtful accounts in the prior year for our Mexico operations ($2.5 million). As a percent of sales, selling, general and administrative expenses for fiscal 2004 were 15% compared to 16% for fiscal 2003.

Consolidated interest expense for fiscal 2004 decreased by 24%, to $15.1 million compared to $19.8 million for the prior year. This decline was primarily due to a decrease in outstanding debt for the year of $32.1 million and reduced interest rates resulting from the debt refinancing completed during the third quarter of fiscal 2004.

Loss on debt refinancing for fiscal 2004 was $9.9 million and consisted of a premium paid on the redemption of the Company’s 9.25% convertible senior subordinated notes of $5.8 million and the write off of the unamortized deferred financing costs on the old credit facilities of $4.1 million because of the debt refinancing completed during the third quarter of fiscal 2004.

Consolidated provision for income taxes for fiscal 2004 increased 102%, to $29.8 million compared to $14.8 million for the prior year. This increase was primarily due to an increase in income before taxes as the effective rate was 39.9% and 39.3% for 2004 and 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

General

For fiscal 2005, our cash and cash equivalents increased $192.5 million to $200.7 million at the end of fiscal 2005 from $8.2 million at the end of fiscal 2004. The increase resulted from cash provided by operating activities of $118.3 million in fiscal 2005 versus $23.7 million in fiscal 2004, and cash provided by financing activities of $120.0 million in fiscal 2005 versus cash used in financing activities of $23.7 million in fiscal 2004. These amounts were partially offset by $45.8 million used in investing activities in fiscal 2005. The increase in cash provided by operating activities in fiscal 2005 of $94.5 million is primarily related to decreases in inventory, which resulted from improved inventory management, and accounts receivable, which reflects improved collections. The increase in financing activities in fiscal 2005 of $143.7 million resulted primarily from our issuance of $180 million aggregate principal amount of convertible senior subordinated notes due 2024 (the “Notes”) partially offset by payments of $23.7 million on borrowings, $5.0 million in deferred financing costs and $40.7 million for purchase of treasury stock. The increase in cash used in investing activities of $39.8 million in fiscal 2005 resulted primarily from cash paid for acquisitions and capital expenditures of $27.4 million and $19.5 million, respectively.

We invest our excess cash in commercial paper with maturities up to 90 days and with a rating of not less than A-1 or P-1.

Debt

In June 2004, we completed a $325 million senior secured credit facility with a group of lenders and used the initial borrowings to repay in full our then existing credit facility and redeem our $125 million of convertible senior subordinated notes due 2009. We believe that our current senior secured credit facility provides us with increased financial flexibility and decreased borrowing costs. The current facility includes a $125 million five-year revolving loan maturing on June 18, 2009 and a $200 million, six-year term loan maturing on June 18, 2010. The term loan requires mandatory prepayments of $0.5 million each quarter beginning in November 2004 with a final payment of $188.5 million at maturity. At October 29, 2005, no amounts were outstanding under revolving loan agreements and $193 million was outstanding under the term loan.

In October 2005, we amended our senior secured credit facility. The amendments, among other things, (i) provided a permanent waiver of the mandatory prepayment provision that pertained to the $180 million Notes issued in November 2004, (ii) reduced the applicable margin for term loans from 2.0% to 1.5% for LIBOR loans and from 1.0% to 0.5% for base rate loans, (iii) increased the restricted payments basket from $25.0 million plus 25% of net income to $35.0 million plus 25% of net income and (iv) accelerated the scheduled step-down of the maximum senior leverage ratio to 3.0:1 from May 2007 to the date of the amendment.

Loans on the senior secured credit facility bear interest, at our option, as follows: (1) base rate loans at the base rate plus a margin, which for term loans is 0.5% and for revolving loans fluctuates based on our leverage ratio and ranges from 0.25% to 1.25% and (2) LIBOR loans at LIBOR plus a margin, which for term loans is 1.50% and for revolving loans fluctuates based on our leverage ratio and ranges from 1.25% to 2.25%. Base rate is defined as the higher of the Wachovia Bank, National Association prime rate or the overnight Federal Funds rate plus a margin, which for term loans is 0.50% and for revolving loans fluctuates based on our leverage ratio and ranges from 0.25% to 1.25%, and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on our current leverage ratios, we will pay a margin of 0.75% on base rate loans and 1.75% on LIBOR loans under the revolving loan and a margin of 0.50% on base rate loans and 1.50% on LIBOR loans under the term loan during the first quarter of fiscal 2006.

The senior secured credit facility is secured by (1) 100% of our accounts receivable, inventory and equipment and related assets such as our software, chattel paper, instruments and contract rights (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of our direct and indirect operating domestic subsidiaries and 65% of the capital stock in each of our foreign subsidiaries.

The senior secured credit facility requires compliance with various covenants and provisions customary for agreements of this nature, including a minimum ratio of Consolidated EBITDA (as defined in the senior secured credit facility) to interest expense of four to one and maximum ratios of total debt and senior debt to Consolidated EBITDA of four to one and three to one, respectively.

The senior secured credit facility also restricts our ability to undertake additional debt or equity financing.

Borrowings under the senior secured credit facility may be repaid at anytime and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. We are required to make mandatory payments on the senior secured credit facility upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations and conditions. These payments must first be applied to the term loan and then to the reduction of the revolving commitment.

At October 30, 2004 and October 29, 2005, we had approximately $104 million and $118 million, respectively, in unused borrowing capacity (net of letters of credit outstanding of approximately $5 million and $7 million, respectively) under the senior secured credit facility, of which a total of $20 million may be utilized for standby letters of credit.

In November 2004, we completed an offering of $180 million aggregate principal amount of 2.125% convertible senior subordinated notes due 2024 (the “Notes”) with interest payable semi-annually. Interest on the Notes is not deductible for income tax purposes, which creates a permanent tax difference that is reflected in our effective tax rate. The Notes are general unsecured obligations and are subordinated to our present and future senior indebtedness.

We have the right to redeem the Notes, beginning on November 20, 2009, for a price equal to 100% of the principal amount plus accrued and unpaid interest, if any. Each holder has the right to require that we repurchase the Notes after five, 10 and 15 years at 100% of the principal amount plus accrued and unpaid interest, if any, beginning November 15, 2009. Upon the occurrence of certain designated events, holders of the Notes will also have the right to require that we purchase all or some of their Notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, and, in certain circumstances, a make whole premium. We must pay the repurchase price of the aggregate principal amount of the Notes in cash unless prohibited by limitations imposed by our existing or future senior credit agreements. The Notes are convertible into cash or, in certain circumstances, a combination of cash and shares of our common stock, at a ratio of 24.9121 shares of common stock per $1,000 principal amount notes, which is equivalent to an initial conversion price of approximately $40.14 per common share. The ratio is subject to adjustments if certain events take place, and conversion may only occur if the closing sale price per common share exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter or if certain other conditions are met. At October 29, 2005, $180 million principal amount of the Notes was outstanding.

Cash Flow

We periodically evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, inventory levels, expansion plans, debt service requirements and other operating cash needs. To meet our short- and long-term liquidity requirements, including payment of operating expenses and repaying debt, we rely primarily on cash from operations. However, we have recently, as well as in the past, sought to raise additional capital and may do so again in the future.

Historically since 1999, cash generated from operations and from sales of assets and investments has generated sufficient cash to fund acquisitions completed prior to fiscal 2005 for an aggregate of approximately $62 million and to repay an aggregate of $372 million of the $565 million of long-term indebtedness outstanding after the acquisition of Metal Building Components, Inc. and California Finished Metals, Inc. in May 1998. We expect that, for the foreseeable future, cash generated from operations, sales of assets no longer needed for efficient operations and the available borrowings under our senior secured credit facility as well as the net proceeds from our offering of the Notes will be sufficient to provide us the ability to fund our operations, provide the increased working capital necessary to support expected growth, fund planned capital expenditures of approximately $29 million for fiscal 2006 and expansion when needed, and pay scheduled interest and principal payments on our indebtedness. To the extent that the net proceeds of approximately $176 million from our offering of the Notes are insufficient to fund acquisitions, we may be required to obtain funds from other sources, which may include refinancing or increasing our senior debt facility and issuing public or private debt or equity, or a combination thereof, all of which will be dependent upon our continued compliance with the financial and other covenants in our existing senior secured credit facility and the indenture for the Notes. We expect that, to the extent we are unable to pay in full any outstanding balance of the revolving portion of our senior secured credit facility by its maturity date in on June 2009, or the $188.5 million final installment on our term loan by its maturity date in June 2010, we will refinance any then outstanding balance by means of a new senior credit facility or other public or private equity or debt financings. There can be no assurance that any of these external sources of funds will be available to us at the time they are needed or that any of those financings can be arranged on acceptable terms, or terms as favorable as those now enjoyed by us under our existing indebtedness.

Inflation

Inflation has not significantly affected our financial position or operations over the last three fiscal years. Metal components and engineered building systems sales are affected more by the availability of funds for construction and interest rates. No assurance can be given that inflation or interest rates will not fluctuate significantly, either or both of which could have an adverse effect on our operations.

Steel Prices

Our business is heavily dependent on the prices and supply of steel, which is the principal raw material used in our products. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions, competition, labor costs, production costs, import duties and other trade restrictions. Beginning in the second quarter of fiscal 2004, there were unusually rapid and significant pricing increases and severe shortages in the steel industry due in part to increased demand from China’s expanding economy and high energy prices. Supply and prices from the domestic steel manufacturers and available foreign spot purchases began stabilizing at high relative volumes during our fourth fiscal quarter in 2004. Pricing increases for sheet, hot roll and structural steel abated during much of fiscal 2005. However, that abatement ended with steel price increases in October 2005. Overall, our weighted average cost of steel decreased in fiscal 2005 compared to fiscal 2004. Based on our belief that demand for non-residential construction building materials will increase in fiscal 2006 over fiscal 2005, we expect to see moderate steel price increases during fiscal 2006. We do not have any long-term contracts for the purchase of steel and normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase steel in advance of announced steel price increases. We can give no assurance that steel will remain available or that prices will not continue to be volatile. While most of our contracts have escalation clauses that allow us, under certain circumstances, to pass along all or a portion of increases in the price of steel after the date of the contract but prior to delivery, we may, for competitive or other reasons, not be able to pass such price increases along. If the available supply of steel declines, we could experience price increases that we are not able to pass on to our customers, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition.

We rely on a few major suppliers for our supply of steel, and may be adversely affected by the bankruptcy, financial condition or other factors affecting those suppliers. During 2001 and 2002, our primary steel suppliers, Bethlehem Steel Corporation and National Steel Corporation, respectively, filed for protection under Federal bankruptcy laws. During the third quarter of fiscal 2003, U.S. Steel bought substantially all of the integrated steel-making assets of National Steel, and International Steel Group, Inc. (“ISG”) acquired the assets of Bethlehem Steel. During April 2005, Mittal Steel USA purchased ISG. During fiscal 2005, we purchased approximately 38% of our steel requirements from ISG. A prolonged labor strike against one or more of our principal domestic suppliers could have a material adverse effect on our operations. Furthermore, if one or more of our current suppliers is unable for financial or any other reason to continue in business or to produce steel sufficient to meet our requirements, essential supply of our primary raw materials could be temporarily interrupted and adversely affect our business.

OFF-BALANCE SHEET ARRANGEMENTS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of October 29, 2005, we were not involved in any material unconsolidated SPE transactions.

CONTRACTUAL OBLIGATIONS

The following table shows our known contractual obligations as of October 29, 2005 (in thousands):

Contractual Obligation	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total debt	$373,000	$2,000	$6,000	$185,000	$180,000
Operating leases	23,716	6,137	9,713	4,929	2,937
Purchase obligations(1)	6,370	5,553	817	—	—
Other long-term obligations (2)	6,570	445	1,190	1,290	3,645

Total contractual obligations	$409,656	$14,135	$17,720	$191,219	$186,582

(1)	Includes various agreements for steel delivery obligations, gas contracts and telephone service obligations. In general, purchase orders issued in the normal course of business can be terminated in whole or part for any reason without liability until the product is received.
(2)	Includes contractual payments to or on behalf of former executives and projected supplemental retirement benefits for certain of our current executive officers.

CONTINGENT LIABILITIES AND COMMITMENTS

We are required to have standby letters of credit as a collateral requirement of our insurance carrier for our projected exposure for worker’s compensation, general liability and auto claims. For all insurance carriers, the total standby letters of credit are approximately $5 million and $7 million at October 30, 2004 and October 29, 2005, respectively. We also have a total of $20 million available for letters of credit under our current senior secured credit facility.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, property and equipment, intangible assets and goodwill, income taxes, worker’s compensation insurance and contingent liabilities. Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements. The following discussion of critical accounting policies addresses those policies that are both important to the portrayal of our financial condition and results of operations and require significant judgment and estimates. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition

We recognize revenues when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. Provisions are made upon the sale for estimated product returns. Costs associated with shipping and handling our products are included in cost of sales.

Self insurance accruals

We are self insured for a substantial portion of the cost of employee group health insurance and for the cost of workers’ compensation benefits. We purchase insurance from third parties that provides individual and aggregate stop loss protection for these costs. Each reporting period, we record the costs of our health insurance plan, including paid claims, an estimate of the change in incurred but not reported (“IBNR”) claims, taxes and administrative fees (collectively the “Plan Costs”) as general and administrative expenses in our consolidated statements of operations. The estimated IBNR claims are based upon (i) a recent average level of paid claims under the plan, (ii) an estimated lag factor and (iii) an estimated growth factor to provide for those claims that have been incurred but not yet paid. For workers’ compensation costs, we monitor the number of accidents and the severity of such accidents to develop appropriate estimates for expected costs to provide both medical care and benefits during the period an employee is unable to work. These accruals are developed using third party estimates of the expected cost and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities. This statistical information is trended to provide estimates of future expected costs based on factors developed from our experience of actual claims cost compared to original estimates.

We believe that the assumptions and information used to develop these accruals provide the best basis for these estimates each quarter because as a general matter, the accruals have historically proven to be reasonable and accurate. However, significant changes in expected medical and health care costs, negative changes in the severity of previously reported claims or changes in laws that govern the administration of these plans could have an impact on the determination of the amount of these accruals in future periods. We expensed approximately $19 million and $17 million for health insurance in fiscal 2004 and 2005, respectively, and $4 million and $3 million for workers’ compensation in fiscal 2004 and fiscal 2005, respectively. The health insurance accrual balance was $6.0 million and $2.9 million at October 30, 2004 and October 29, 2005, respectively, and the workers’ compensation accrual balance was $5 million and $4 million at October 30, 2004 and October 29, 2005, respectively. In fiscal 2004 and prior years, we based our health insurance accrual on at least three months for claims submitted. With improvements in technology, claims processing improved with claims being submitted, processed and paid in a much shorter time frame. As such, in fiscal 2005, we changed our methodology on a prospective basis for determining the amount of health insurance accrual to one that considers claims growth and claims lag, which is the length of time between the incurred date and processing date. The change in methodology resulted in a reduction of our health insurance accrual of approximately $3.0 million in fiscal 2005 over fiscal 2004. For the health insurance accrual, a change of 10% in the lag assumption would result in a financial impact of $0.3 million.

Goodwill

We perform a test for impairment of our goodwill annually as prescribed by SFAS No. 142, Goodwill and Other Intangible Assets. The fair value of our reporting units is based on a blend of estimated discounted cash flows, publicly traded company multiples and acquisition multiples. Estimated discounted cash flows are based on projected sales and related cost of sales. Publicly traded company multiples and acquisition multiples are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. Changes in assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill.

In addition to the annual review, we also test for impairment whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in a non-cash impairment charge. Some factors considered important that could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business and significant negative industry or economic trends.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While we believe these processes effectively address our exposure for doubtful accounts and credit losses have historically been within expectations, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts. During fiscal years 2003, 2004 and 2005, we established new reserves for doubtful accounts of $3.8 million, $2.8 million and $0.3 million, respectively. Additionally, in each of the three fiscal years ended October 29, 2005, we wrote off uncollectible accounts of $1.4 million, $1.7 million and $1.3 million, respectively, all of which had been previously reserved.

Contingencies

We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves are related primarily to litigation (see “             Legal Proceedings”). Revisions to contingent liability reserves are reflected in income in the period in which different facts and circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. We estimate the probable cost by evaluating historical precedent as well as the specific facts relating to each particular contingency (including the opinion of outside advisors, professionals and experts). Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which requires retrospective application to all prior period financial statements presented for voluntary changes in accounting principle unless it is impracticable. This statement replaces APB 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in reporting entity and the correction of errors. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS 154 effective October 30,

2006, the beginning of our fiscal 2007, and we do not expect the adoption of this statement to have an impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The APB opinion required that the asset acquired in an exchange transaction be accounted for based on the recorded value of the asset relinquished. The amendment in SFAS 153 states that the asset acquired be accounted for at fair value and should not consider the recorded value of the asset relinquished in the exchange. In addition, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. We will adopt the provisions of this statement effective October 30, 2005, the beginning of our fiscal 2006, and we do not expect the adoption to have an impact on our financial condition, results of operations or cash flows.

In November 2004, the FASB issued SFAS 151, Inventory Costs – An amendment of ARB No. 43, Chapter 4. SFAS 151 clarifies that all abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. In addition, this statement requires that allocation of fixed production overheads to conversion cost should be based on normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and are to be applied on a prospective basis. We will adopt the provisions of this statement effective October 30, 2005, the beginning of our fiscal 2006, and we do not expect the adoption to have an impact on our consolidated financial condition, results of operations or cash flows.

In October 2004, the FASB ratified EITF 04-08, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings Per Share, which is effective for all periods ending after December 15, 2004 and is to be applied by retrospectively restating previously reported earnings per share (“EPS”). EITF 04-08 addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted EPS. Under EITF 04-08, the market price contingency should be ignored and these securities should be treated as non-contingent, convertible securities and always included in the diluted EPS computation. Notwithstanding the foregoing, if convertible debt has a “net share settlement” provision whereby all conversions are settled for a combination of cash (in an amount equal to the lesser of the principal amount of the notes and their conversion value) and shares, if any (shares are issuable only to the extent the conversion value exceeds the principal amount), then the issuer of such convertible debt is not required to include any shares issuable upon conversion in its calculation of fully diluted EPS until the market price of the underlying common stock exceeds the conversion price. In the event that the market price does exceed the conversion price, then the issuer of the convertible debt is required to use the treasury stock method of accounting for the difference between the market price in the applicable reporting period and the conversion price. The shares required to cover the difference will be included in calculating EPS. We adopted EITF 04-08 in the fiscal quarter ended January 28, 2005.

In November 2004, we completed an offering of $180 million of Notes. Because the Notes have a net share settlement provision, the Notes will be included on an “if converted” basis in the calculation of our fully diluted EPS in future reporting periods where the market price of our common stock is higher than the conversion price at fiscal year-end.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payment (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25 and amends SFAS 95, Statement of Cash Flows. While the approach in SFAS 123(R) is similar to the approach described in SFAS 123, SFAS 123(R) requires recognition in the income statement of all share-based payments, including grants of employee stock options, based on their fair values, and pro forma disclosure is no longer an alternative. We are required to adopt SFAS 123(R) in its first fiscal quarter of 2006, which is October 30, 2005.

SFAS 123(R) permits adoption using one of two methods, a modified prospective method (“Prospective Method”) or a modified retrospective method (“Retrospective Method”). With the Prospective Method, costs are recognized beginning with the effective date based on the requirements of SFAS 123(R) for (i) all share-based payments granted after the effective date of SFAS 123(R), and (ii) all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The Retrospective Method applies the requirements of the Prospective Method but further permits entities to restate all prior periods presented based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures required under SFAS 95. Management expects adoption of SFAS 123(R) to have a significant impact on our results of operations.

We will adopt SFAS 123(R) effective October 30, 2005 using the Prospective Method. To estimate the value of stock options granted to employees, we currently use the Black-Scholes formula, which is an acceptable share-based valuation model, and expect to continue using this model upon adoption of SFAS 123(R). Adoption of SFAS 123(R) using the Prospective Method would have no impact on our consolidated financial position, results of operations or cash flows at the time of adoption. We expect to recognize approximately $6 million to $8 million in total stock based compensation expense in fiscal year 2006. In addition to the compensation cost recognition requirements, SFAS 123(R) also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which is currently required under SFAS 95. Management expects adoption of SFAS 123(R) to have a significant impact on our results of operations but does not expect adoption of this statement to have any effect on our financial position or cash flows.

LEGAL PROCEEDINGS

In late 2003 and early 2004, a number of lawsuits were filed against several of our operating subsidiaries by Bethlehem Steel Corporation (“Bethlehem”) and National Steel Corporation (“National”) in their respective bankruptcy proceedings, seeking reimbursement of preferential transfers allegedly made by the respective debtors in the 90 day period preceding their bankruptcy filings. Bethlehem alleges it made preferential payments to our subsidiaries of approximately $7.7 million, while National claims preferential payments in the aggregate amount of $6.3 million. We have denied the material allegations in the lawsuits and are vigorously defending against these claims. We believe these legal proceedings will not have a material adverse effect on our business, consolidated financial condition or results of operations. Subsequent to the end of fiscal year 2005, we and National agreed to a settlement of any and all claims, whereby National would dismiss the action with prejudice, we would waive our claim in the bankruptcy proceeding, and the parties would exchange mutual releases of liability. The parties announced this settlement to the federal court in December 2005. The parties are preparing the formal settlement and release documents.

We discovered the existence of polychlorinated biphenyls (“PCBs”) and heavy metals at our Metal Prep Houston site, which is located in an industrial area in Houston, Texas. Soil borings have been sampled and analyzed to determine the impact on the soil at this site, and the findings indicate that remediation of the site will likely be necessary. We have filed an application with the Texas Commission of Environmental Quality (“TCEQ”) for entry into the Voluntary Cleanup Program. Based upon an analysis of projected remediation costs of the known contamination, we originally estimated that we would spend and have accrued through fiscal 2004 approximately $2.5 million to remediate this site, which included future environmental consulting fees, oversight expenses and additional testing expenses. In the fourth quarter of fiscal 2005, we reduced our accrual to $1.9 million based upon the finalization of a cost estimate for the proposed remediation work, including excavation, transportation, analysis and disposal. Our Affected Property Assessment Report (“APAR”) has now been approved by the TCEQ, and we are preparing our proposed remedial action that will be filed with TCEQ in early 2006. We expect the cleanup to begin in the second quarter of fiscal 2006 and to be completed by fiscal year ending October 29, 2006. We can give no assurance that actual costs of remediation will not exceed our estimate, perhaps significantly; however, the accrued amount represents our best current-cost estimate based upon the best information available as of the date hereof. We have a contractual indemnity by the immediate prior owner of the property, which we believe obligates that party to reimburse our response costs with respect to this condition. We have brought suit against the prior owner asserting this indemnity, and that party has disputed liability. Further, we have joined in the litigation other potentially responsible parties against whom we are seeking contribution and/or indemnification. However, it is possible that our efforts to obtain reimbursement of our response costs at this site may not be successful or may not prove to be cost-effective for us.

From time to time, we are involved in various other legal proceedings and contingencies considered to be in the ordinary course of business. While we are not able to predict whether we will incur any liability in excess of insurance coverages or to accurately estimate the damages, or the range of damages, if any, we might incur in connection with these legal proceedings, we believe these legal proceedings will not have a material adverse effect on our business, consolidated financial condition or results of operations.

ACQUISITIONS

In December 2004, we purchased substantially all of the operating assets of Heritage and Steelbuilding.com, affiliated companies headquartered in North Little Rock, Arkansas. The purchase price for the two companies was approximately $25.4 million plus assumed liabilities of approximately $2.1 million. The purchase price consisted of $17.2 million in cash, $2.2 million of receivables owed to us by Heritage and Steelbuilding.com at the time of closing and approximately $6.4 million in restricted NCI common stock (199,767 shares). The transaction was accounted for using the purchase method. At the date of purchase, the excess of cost over the fair value of the acquired assets was approximately $14.0 million. The $6.4 million in restricted NCI common stock relates to up to 10-year non-compete agreements with certain of the sellers of Heritage and Steelbuilding.com. We will expense the approximate $6.4 million in restricted stock ratably over the term of the agreements.

In December 2004, we also purchased our joint venture partner’s 49% minority interest in our manufacturing facility in Monterrey, Mexico for approximately $10.0 million in cash. The transaction was accounted for using the purchase method. At the date of purchase, the excess of cost over the fair value of the acquired assets was approximately $7.0 million.

Consistent with our growth strategy, we frequently engage in discussions with potential sellers regarding the possible purchase by us of businesses, assets and operations that are strategic and complementary to our existing operations. Such assets and operations include engineered building systems and metal components, but may also include assets that are closely related to, or intertwined with, these business lines, and enable us to leverage our asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of the very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, would have a material effect on our financial condition and results of operations.

MARKET RISK

Steel Prices

We are subject to market risk exposure related to changes in the cost of our raw materials. Steel constituted approximately 74% of our cost of sales in fiscal 2005. Beginning in the second quarter of fiscal 2004, there were unusually rapid and significant pricing increases in the steel industry and severe shortages in the steel industry due in part to increased demand from China’s expanding economy and high energy prices. Supply and prices from the domestic steel manufacturers and available foreign spot purchasers began stabilizing during the fourth fiscal quarter in 2004 and largely stabilized during the second fiscal quarter of 2005. However, since the end of our first fiscal quarter in 2005, scrap steel prices fell from approximately $360 per ton to $140 per ton and then rebounded to approximately $230 per ton at fiscal year end 2005. The steel industry is highly cyclical in nature, and steel prices are influenced by numerous factors beyond our control. These factors include general economic conditions, competition, labor costs, import duties, world-wide demand and other trade restrictions. Furthermore, a prolonged labor strike against one or more of our principal domestic suppliers could have a material adverse effect on our operations. If the available supply of steel declines or if one or more of our current suppliers is unable for financial or any other reasons to continue in business or produce steel sufficient to meet our requirements, we could experience price increases, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Additionally, in the event of continued rapid steel price increases, we may not be able to pass on such increases or may experience project delays or cancellations, resulting in lower gross margins and resulting profits, particularly in the engineered building systems segment. In a time of rapidly escalating steel prices, this segment is particularly vulnerable to pricing exposure because of longer lead times between quoting a job and shipment, typically two months or more. Additionally, a rapid decline in steel prices could affect our performance. Any of these problems could adversely affect our financial condition and results of operations. With steel accounting for approximately 74% of our cost of sales, a 1% change in the cost of steel would have resulted in an impact of approximately $6.3 million for our fiscal year ended October 29, 2005. The impact to our financial results of operations would be significantly dependent on the competitive environment and the costs of other alternative building products, which could impact our ability to pass on these higher costs.

Interest Rates

We are subject to market risk exposure related to changes in interest rates on our senior credit facility, which includes revolving credit notes and term notes. These instruments bear interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under our senior credit facility, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months.

The table below presents scheduled debt maturities and related weighted-average interest rates for each for the fiscal years relating to debt obligations as of October 29, 2005. Weighted-average variable rates are based on LIBOR rates at October 29, 2005, plus applicable margins.

At October 29, 2005 (in millions, except interest rate percentages):

	Scheduled Maturity Date (a)							Fair Value
	2006	2007	2008	2009	2010	Thereafter	Total	10/29/05
Total Debt
Fixed Rate	—	—	—	—	—	$180	$180	$202
Interest Rate	2.1%	2.1%	2.1%	2.1%	2.1%	2.1%	2.1%
Variable Rate	$2	$2	$2	$2	$185	—	$193	$193
Average interest rate	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%

(a)	Expected maturity date amounts are based on the face value of debt and do not reflect fair market value of the debt.

At October 29, 2005, we had $193 million outstanding under our senior secured credit facility. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $1.9 million on an annual basis. Based on October 30, 2004 outstanding floating rate debt, a one percent change in the interest rate would have caused a change in interest expense of approximately $2.2 million on an annual basis. Our objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and expected lower overall cost as compared to fixed-rate borrowings. At October 29, 2005, the fair value of our fixed rate debt was approximately $200 million compared to the face value of $180 million. At October 30, 2004, we had no fixed rate debt outstanding.

We may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates; however, there were no such swaps outstanding during any of the periods presented herein.

Foreign Currency Exchange Rates

The functional currency for our Mexico operations is the U.S. dollar. Adjustments resulting from the remeasurement of the local currency financial statements into the U.S. dollar functional currency, which uses a combination of current and historical exchange rates, are included in net income in the current period. Foreign currency exchange gains and losses, which have historically not been material, are reflected in income for the period. Net foreign currency exchange losses for fiscal years ended November 1, 2003 and October 30, 2004 were $546,500 and $486,100, respectively. A foreign currency exchange gain of $37,900 was recorded for fiscal year end October 29, 2005.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE under the symbol “NCS.” As of January 11, 2006, there were 142 holders of record of our common stock. We have approximately 9,100 beneficial owners. The following table sets forth the quarterly high and low sale prices of our common stock, as reported by the NYSE, for the prior two years. We have never paid dividends on our common stock and have certain restrictions from doing so because of the terms of our senior credit facility.

Fiscal Year 2004	High	Low	Fiscal Year 2005	High	Low
January 31	$25.95	$21.75	January 29	$39.45	$30.15
April 30	$32.00	$22.55	April 30	$41.95	$31.59
July 31	$33.54	$27.15	July 30	$39.65	$31.05
October 30	$34.75	$27.25	October 29	$41.70	$32.76